Filed Pursuant to 424(b)(3)
Registration No. 333-136031

JOINT PROXY STATEMENT/PROSPECTUS

Shares of Common Stock of Corporate Property Associates 14 Incorporated
Shares of Common Stock of CPA:14 Holdings Inc.

YOUR VOTE ON THE PROPOSED MERGER IS VERY IMPORTANT

The board of directors of Corporate Property Associates 14 Incorporated, or CPA®:14, and the board of directors of Corporate Property Associates 12 Incorporated, or CPA®:12, have each unanimously approved and declared advisable a merger and the other transactions contemplated by a definitive agreement and plan of merger, dated as of June 29, 2006, or the merger agreement, pursuant to which CPA®:14 will acquire CPA®:12 for a total equity purchase price of approximately $321 million. In connection with the merger, the CPA®:12 board has also unanimously adopted a resolution declaring advisable the sale of certain of its properties or interests in properties to W. P. Carey & Co. LLC, or W. P. Carey, immediately prior to the merger for approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt (referred to in this joint proxy statement/prospectus as the CPA®:12 asset sale) and other transactions contemplated by a definitive agreement for sale and purchase, dated June 29, 2006, or the asset sale agreement. Certain of the properties identified in the asset sale agreement have been or may be sold to third parties prior to the merger, in which case each of the purchase price and the amount of third party mortgage debt to be assumed by W. P. Carey under the asset sale agreement is subject to reduction and the amounts available for distribution to CPA®:12 stockholders may be increased but will not be reduced. W. P. Carey, directly or through its subsidiaries, including Carey Management Services, Inc. and Carey Asset Management Corp., provide both strategic and day-to-day management services for CPA®:12 and CPA®:14. The board of directors of each of CPA®:12 and CPA®:14 includes representatives of W. P. Carey.

Facts for CPA®:12 stockholders:

•	Each CPA®:12 stockholder of record as of the close of business on October 20, 2006 will receive total consideration of $13.30 per share of CPA®:12 common stock which is comprised of (1) a special cash distribution of $3.00 per share, or approximately $93.5 million in the aggregate for all outstanding CPA®:12 shares, out of the proceeds of the sale of assets identified for sale as part of the CPA®:12 asset sale and (2) the right in the merger to elect to receive either .8692 shares of newly issued CPA®:14 common stock for each share of CPA®:12 common stock that he or she owns, or cash in the amount of $10.30 per share of CPA®:12 common stock. Stockholders of record after the close of business on October 20, 2006 will receive CPA®:14 common stock in the merger in addition to the $3.00 special cash distribution in the CPA®:12 asset sale.
•	If the merger is consummated, the combined company will be managed by Carey Asset Management Corp., a subsidiary of W. P. Carey, and if the alternate merger described below is consummated, Holdings and its subsidiaries will be managed by Carey Asset Management Corp.

Facts for CPA®:14 stockholders:

•	In the merger, CPA®:14 stockholders will continue to hold the same number of shares of CPA®:14 common stock that they currently hold.
•	CPA®:14 will issue up to approximately 27.1 million shares of CPA®:14 common stock to CPA®:12’s stockholders in the merger if 100% of the CPA®:12 stockholders elect to receive CPA®:14 shares. If stockholders holding 50% of the CPA®:12 shares elect to receive CPA®:14 shares in the merger, CPA®:14 will issue approximately 13.5 million shares of its common stock. CPA®:14 had approximately 68.5 million shares of common stock outstanding as of June 30, 2006.
•	If the merger is consummated, Carey Asset Management Corp., a subsidiary of W. P. Carey, will continue to act as the advisor to CPA®:14, and if the alternate merger described below is consummated, Carey Asset Management Corp. will act as the advisor to Holdings and its subsidiaries.

The per share values of CPA®:12 common stock and CPA®:14 common stock used to determine the consideration being paid in the transactions are $13.30 per CPA®:12 share and $11.85 per CPA®:14 share. These values were determined based upon appraisals of each company’s real estate assets as of December 31, 2005, as adjusted by current assets, debt and other liabilities of each company at March 31, 2006, and as further adjusted to reflect a subsequent significant restructuring of a property jointly owned by CPA®:12, CPA®:14, and Corporate Property Associates 15 Incorporated and the sale of two CPA®:14 properties. The number of shares of CPA®:14 common stock or the amount of cash into which each share of CPA®:12 common stock is to be converted in the merger is fixed and will not be adjusted to reflect changes in the value of CPA®:14’s assets or liabilities or CPA®:12’s assets or liabilities that may have occurred since the date of the appraisal, as adjusted.
W. P. Carey has also agreed that if any of the properties that were originally included in the CPA®:12 asset sale are sold to unaffiliated third parties prior to the closing of the merger or pursuant to a contract entered into within six months thereafter, the CPA®:12 stockholders will receive the benefit of any excess, net of fees and expenses, over the agreed-upon sale price of that property. As the result of the sale in October 2006 to an unaffiliated third party of a property jointly owned by CPA®:12 and CPA®:14, CPA®:12 stockholders at the closing of the merger will receive an additional special cash distribution of at least $0.16 (or approximately $5 million in the aggregate, subject to increase if additional CPA®:12 properties included in the CPA®:12 asset sale are sold at a price in excess of the contract price) and CPA®:14 stockholders at the closing of the merger will receive an additional distribution of $0.04 (or approximately $2.5 million in the aggregate).
The advisor to CPA®:12 will earn fees totaling approximately $49.8 million from CPA®:12 in connection with the merger and the CPA®:12 asset sale. These fees represent subordinated disposition fees due under CPA®:12’s existing acquisition services agreement with its advisor and fees for termination of the advisory agreement between CPA®:12 and its advisor.
Pursuant to the merger agreement, if the merger will not qualify as a reorganization for U.S. federal income tax purposes because, generally, CPA®:12 stockholders holding more than 60% of the outstanding shares of CPA®:12 common stock elect to receive cash in the merger, CPA®:12 and CPA®:14 have agreed to use an alternate merger to complete the transaction. The alternate merger is intended to result in a transaction that will be non-taxable to those CPA®:12 stockholders who choose common stock and taxable only to those who elect to receive cash. In this alternate merger, each of CPA®:12 and CPA®:14 will merge with separate subsidiaries of CPA:14 Holdings Inc., or Holdings, a newly created holding company. Use of the alternate merger will not impact the CPA®:12 asset sale to W. P. Carey or the payment of the special cash distribution to the CPA®:12 stockholders.
The merger and the other transactions contemplated by the merger agreement must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of CPA®:14 common stock entitled to vote and the holders of at least a majority of the outstanding shares of CPA®:12 common stock entitled to vote. In addition, the CPA®:12 asset sale must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of CPA®:12 common stock entitled to vote. The CPA®:12 asset sale and the merger are conditioned on each other. Your vote is very important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. A vote to approve the merger will constitute a vote in favor of both the merger described in the accompanying joint proxy statement/prospectus, as well as the alternate merger. If you do not vote, the effect will be the same as voting against the merger and against the CPA®:12 asset sale with respect to the CPA®:12 stockholders. CPA®:12 stockholders who do not indicate their election to receive cash or CPA®:14 common stock will be deemed to have elected to receive CPA®:14 common stock should the merger be approved. In addition, failure to vote may result in CPA®:12 or CPA®:14 not having a sufficient quorum of shares represented at the meetings. A meeting cannot be held unless a quorum is present.
Each of CPA®:12 and CPA®:14 has scheduled a special meeting for their respective stockholders to vote on the merger and related matters. The date, place and time of the meetings are as follows:

FOR CPA®:12 STOCKHOLDERS: November 30, 2006, 10:00 A.M. at the offices of W. P. Carey & Co. LLC 50 Rockefeller Plaza New York, NY 10020	FOR CPA®:14 STOCKHOLDERS: November 30, 2006, 11:00 A.M. at the offices of W. P. Carey & Co. LLC 50 Rockefeller Plaza New York, NY 10020
This joint proxy statement/prospectus provides you with detailed information about the proposed merger, the alternate merger, the CPA®:12 asset sale and the scheduled special CPA®:12 and CPA®:14 stockholders’ meetings. You are encouraged to read this entire document carefully. The effects of the merger will be different for holders of CPA®:12 common stock and for holders of CPA®:14 common stock. In particular, please see the section titled “risk factors” beginning on page 30 of this document for a discussion of the risks associated with the merger and other risks.
Sincerely,

/s/ Wm. Polk Carey
Wm. Polk Carey
Chairman of the Board
Corporate Property Associates 12 Incorporated and
Corporate Property Associates 14 Incorporated

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS JOINT PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This joint proxy statement/prospectus is dated October 20, 2006 and is expected to be first mailed to CPA®:12 stockholders and CPA®:14 stockholders on or about October 25, 2006.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED
50 ROCKEFELLER PLAZA
NEW YORK, NEW YORK 10020

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 30, 2006

To the stockholders of Corporate Property Associates 12 Incorporated:

A special meeting of stockholders of Corporate Property Associates 12 Incorporated, or CPA®:12, a Maryland corporation, will be held at 10:00 a.m., Eastern Time, on November 30, 2006, at the offices of W. P. Carey & Co. LLC, or W. P. Carey, 50 Rockefeller Plaza, New York, NY 10020 for the following purposes:

1. To consider and vote upon a proposal to merge CPA®:12 with and into Corporate Property Associates 14 Incorporated, or CPA®:14, a Maryland corporation, or to engage in the alternate merger described below, substantially in accordance with the Agreement and Plan of Merger, dated as of June 29, 2006, between CPA®:12, CPA®:14, CPA 12 Merger Sub Inc., CPI Holdings Incorporated (now known as CPA:14 Holdings Inc.), or Holdings and CPA 14 Acquisition Inc., or, the merger agreement, as described in the accompanying joint proxy statement/prospectus. In the merger:

•	CPA®:12 will merge with and into CPA®:14, with CPA®:14 being the surviving company. Each issued and outstanding share of CPA®:12 common stock will immediately be converted into the right to receive 0.8692 shares of CPA®:14 common stock or, if held of record as of the close of business on October 20, 2006, upon the election by the holder, cash in the amount of $10.30 per share of CPA®:12 common stock.

•	If the merger will not satisfy applicable requirements to qualify as a reorganization for U.S. federal income tax purposes, the parties will engage in the alternate merger in which CPA®:12 and CPA®:14 will merge with two separate subsidiaries of Holdings, with Holdings becoming the parent of both CPA®:12 and CPA®:14. If the alternate merger is used, CPA®:12 stockholders will receive the same economic value. In this situation, Holdings will succeed to the business of both CPA®:12 and CPA®:14 and shares of Holdings will be issued to all CPA®:14 stockholders and those CPA®:12 stockholders who do not receive cash in exchange for their CPA®:12 shares.

2. To consider and vote upon a proposal to sell certain of CPA®:12’s properties or interests in properties substantially in accordance with the Agreement for Sale and Purchase dated June 29, 2006 by and among CPA®:12 and the entities listed on Schedule 1 thereto, Carey Asset Management Corp. and W. P. Carey, or the asset sale agreement, in consideration of approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt (referred to as the CPA®:12 asset sale). Each of the purchase price and the amount of third party mortgage debt to be assumed by W. P. Carey under the asset sale agreement is subject to reduction if any of the properties identified for sale in the asset sale agreement is sold to unaffiliated third parties prior to the merger. In connection with the CPA®:12 asset sale, CPA®:12 intends to pay each CPA®:12 stockholder a special cash distribution of $3.00 per share out of the proceeds of the sale of assets identified for sale as part of the CPA®:12 asset sale.

3. To transact such other business as may properly come before the CPA®:12 special meeting or any adjournments or postponements of the special meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

ALTHOUGH THE TRANSACTIONS CONTEMPLATED BY PROPOSALS NUMBERED 1 AND 2 ARE SEPARATE PROPOSALS, THE TRANSACTIONS ARE CONDITIONED UPON ONE ANOTHER. NEITHER TRANSACTION WILL HAPPEN UNLESS BOTH PROPOSALS ARE APPROVED BY THE REQUISITE VOTE OF CPA®:12’S STOCKHOLDERS.

AT A MEETING ON JUNE 29, 2006, CPA®:12’s BOARD OF DIRECTORS UNANIMOUSLY ADOPTED A RESOLUTION DECLARING THAT THE MERGER, THE ALTERNATE MERGER AND THE CPA®:12 ASSET SALE ARE ADVISABLE AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AND THE CPA®:12 ASSET SALE.

The proposed merger and CPA®:12 asset sale are described in more detail in the accompanying joint proxy statement/prospectus, which you should read in its entirety before voting. Copies of the merger agreement and the asset sale agreement are attached as Appendix A and Appendix B, respectively, to the accompanying joint proxy statement/prospectus. If you do not vote, the effect will be the same as voting against the merger and against the CPA®:12 asset sale. A vote to approve the merger will constitute a vote in favor of both the merger described in the accompanying joint proxy statement/prospectus, as well as the alternate merger.

Only those stockholders whose names appear on the CPA®:12 books as owning shares of CPA®:12 common stock at the close of business on October 20, 2006, or the CPA®:12 record date, are entitled to notice of, and to vote at, the CPA®:12 special meeting.

The affirmative vote of holders of a majority of the shares of CPA®:12 common stock issued and outstanding on the CPA®:12 record date is necessary to approve each proposal relating to the merger and the CPA®:12 asset sale. If that vote is not obtained, the merger and the CPA®:12 asset sale cannot be completed.

All stockholders of CPA®:12 are cordially invited to attend the CPA®:12 special meeting in person. To ensure your representation at the CPA®:12 special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope or to authorize a proxy via telephone or internet as instructed in the enclosed proxy card. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at the CPA®:12 special meeting.

By Order of the Board of Directors

/s/  Susan C. Hyde
Susan C. Hyde, Corporate Secretary

New York, New York
October 20, 2006

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
50 ROCKEFELLER PLAZA
NEW YORK, NEW YORK 10020

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 30, 2006

To the stockholders of Corporate Property Associates 14 Incorporated:

A special meeting of stockholders of Corporate Property Associates 14 Incorporated, or CPA®:14, a Maryland corporation, will be held on November 30, 2006, at 11:00 a.m., Eastern Time, at the offices of W. P. Carey & Co. LLC, or W. P. Carey, 50 Rockefeller Plaza, New York, NY 10020 for the following purposes:

1. To consider and vote upon a proposal to merge Corporate Property Associates 12 Incorporated, or CPA®:12, a Maryland corporation, with and into CPA®:14, or to engage in the alternate merger described below, substantially in accordance with the Agreement and Plan of Merger, dated as of June 29, 2006, between CPA®:14, CPA®:12, CPA 14 Acquisition Inc., CPI Holdings Incorporated (now known as CPA:14 Holdings Inc.), or Holdings and CPA 12 Merger Sub Inc. or the merger agreement, as described in the accompanying joint proxy statement/prospectus. In the merger:

•	Either (i) CPA®:12 will be merged into CPA®:14, with CPA®:14 being the surviving company, or (ii) if the merger will not satisfy applicable requirements to qualify as a reorganization for U.S. federal income tax purposes, the parties will engage in the alternate merger in which CPA®:12 and CPA®:14 will merge with two separate subsidiaries of Holdings, with Holdings becoming the parent of both CPA®:12 and CPA®:14; and

•	In the merger each issued and outstanding share of CPA®:12 common stock will be converted into the right to receive 0.8692 shares of common stock of CPA®:14 or, if held of record as of the close of business on October 20, 2006, upon the election by the holder, cash in the amount of $10.30 per share of CPA®:12 common stock. Immediately prior to the merger, CPA®:12 will sell certain of its properties or interests in properties substantially in accordance with the Agreement for Sale and Purchase dated June 29, 2006 by and among CPA®:12 and the entities listed on Schedule 1 thereto, Carey Asset Management Corp. and W. P. Carey, for approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt. Each of the purchase price and the amount of third party mortgage debt to be assumed by W. P. Carey under the asset sale agreement is subject to reduction if any of the properties identified for sale in the asset sale agreement is sold to unaffiliated third parties prior to the merger. Prior to closing the merger, CPA®:12 intends to pay each CPA®:12 stockholder a special cash distribution of $3.00 per share out of the proceeds of the sale of assets identified for sale as part of the CPA®:12 asset sale.

•	In the alternate merger, Holdings will succeed to the businesses of both CPA®:14 and CPA®:12 and shares of Holdings will be issued to all CPA®:14 stockholders and those CPA®:12 stockholders who do not receive cash in exchange for their CPA®:12 shares.

2. To transact such other business as may properly come before the CPA®:14 special meeting or any adjournments or postponements of the special meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

AT A MEETING ON JUNE 29, 2006, THE CPA®:14 BOARD OF DIRECTORS UNANIMOUSLY ADOPTED A RESOLUTION DECLARING THAT THE MERGER AND THE ALTERNATE MERGER ARE ADVISABLE AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER.

The proposed merger is described in more detail in the accompanying joint proxy statement/prospectus, which you should read in its entirety before authorizing a proxy to vote. A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus. If you do not vote, the effect will be the same as voting against the merger. A vote to approve the merger will constitute a vote in favor of both the merger described in the accompanying joint proxy statement/prospectus, as well as the alternate merger.

Only those stockholders whose names appear on the CPA®:14 books as owning shares of CPA®:14 common stock at the close of business on October 20, 2006, or the CPA®:14 record date, are entitled to notice of, and to vote at, the CPA®:14 special meeting.

The affirmative vote of holders of a majority of the shares of CPA®:14 common stock issued and outstanding on the CPA®:14 record date is necessary to approve the merger. If that vote is not obtained, the merger cannot be completed.

All stockholders of CPA®:14 are cordially invited to attend the CPA®:14 special meeting in person. To ensure your representation at the CPA®:14 special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope or to authorize a proxy via telephone or internet as instructed in the enclosed proxy card. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at the CPA®:14 special meeting.

By Order of the Board of Directors

/s/  Susan C. Hyde
Susan C. Hyde, Corporate Secretary

New York, New York
October 20, 2006

Page

Questions and Answers for CPA®:12 Stockholders	1
Questions and Answers for CPA®:14 Stockholders	7
Summary	10
The Companies	10
The Special Meetings	11
Stockholders Entitled To Vote	11
Purposes of the Special Meetings	11
The Merger and the CPA®:12 Asset Sale	12
The Alternate Merger	14
Background and Alternatives to the Merger	16
Risk Factors	16
CPA®:12 Board of Directors’ Recommendations to Stockholders of CPA®:12	17
CPA®:14 Board of Directors’ Recommendation to Stockholders of CPA®:14	17
Opinion of CPA®:12’s Financial Advisor	17
Opinion of CPA®:14’s Financial Advisor	18
Appraisal	18
The Merger Agreement	19
Conditions to the Merger	19
Limitations on Distributions	19
Termination of the Merger Agreement	20
The Asset Sale Agreement	20
Representation and Covenants of the Sellers and W. P. Carey	20
Release and Assumption of Risk by W. P. Carey	21
Termination of the Asset Sale Agreement	21
Interests of CPA®:12’s Advisor in the Merger	21
Conflicts of Interest	22
Accounting Treatment	24
Material U.S. Federal Income Tax Considerations	24
U.S. Federal Income Tax Consequences of Special Cash Distribution to CPA®:12’s Stockholders	25
Regulatory Matters	25
Objecting Stockholders’ Rights of Appraisal	25
Financial Summary	26
Selected Historical Financial Data of CPA®:12	26
Selected Historical and Pro Forma Financial Data of CPA®:14	27
Comparative Per Share Market Price and Distribution Information	29
Risk Factors	30
Risks Related to the Merger and the CPA®:12 Asset Sale	30
The fixed exchange ratio in the merger may not reflect changes in share value	30
CPA®:14 will engage in only limited due diligence with respect to the real estate to be acquired in the merger	30
The terms of the merger and the CPA®:12 asset sale may not be as favorable to the CPA®:12 stockholders and the terms of the merger may not be as favorable to the CPA®:14 stockholders as if only independent representatives were involved in analyzing the transactions	31
CPA®:12’s advisor will earn significant fees from CPA®:12 in connection with the transactions contemplated by the merger and the CPA®:12 asset sale and the termination of CPA®:12 advisory agreement and the acquisition services agreement	31
The advisor to CPA®:14 will continue to earn significant fees for the service it will provide to the combined company	31
The properties sold to W. P. Carey in the CPA®:12 asset sale will not be a part of the investment portfolio of CPA®:14 after the merger	32
CPA®:12 stockholders may not receive any additional consideration provided for in the asset sale agreement if W. P. Carey does not sell any properties acquired from CPA®:12 in the CPA®:12 asset sale	32
CPA®:12 did not solicit market bids for its real state properties and accordingly, the price CPA®:14 is paying for such properties, which is based on the net asset value of CPA®:12’s assets as of December 31, 2005, as adjusted, may be less than could be obtained from an unaffiliated third party or parties on an arm’s-length basis	32

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CPA®:12 and CPA®:14 used the results of a third party appraisal based in part on the information provided by the advisor to the third party as one of the factors in calculating the net asset value which was used to calculate the fixed exchange ratio	32
Failure to complete the merger and the CPA®:12 asset sale could negatively affect CPA®:12 and CPA®:14	33
CPA®:14’s use of corporate-level debt to fund the merger consideration may adversely affect its financial condition and ability to pay distributions to stockholders	33
CPA®:14 may be unable to enter into a definitive credit agreement	33
A substantial number of CPA®:14 stockholders may demand appraisal rights	34
Risks Related to the Combined Company’s Operations	34
The combined company is subject to the risks of real estate ownership which could reduce the value of its properties	34
The combined company’s success is dependent on the performance of the advisor	35
W. P. Carey and Carey Financial are the subjects of an ongoing SEC investigation, the effects of which could be materially adverse to them and, possibly, the combined company	35
The combined company may have difficulty selling or re-leasing its properties	35
The combined company may be subject to conflicts of interest	35
W. P. Carey and its affiliates manage REITs which have similar objectives to those of CPA®:12 and CPA®:14 and hence may be in competition with the combined company after the merger	36
The combined company will have limited independence from the advisor	36
The combined company may recognize substantial impairment charges on properties it owns	36
The combined company will use the results of a third party appraisal based in part on information that the advisor provides to such third party as one of the factors in calculating its net asset value	36
Potential liability for environmental matters could adversely affect its financial condition	36
The inability of a tenant in a single tenant property to pay rent will reduce the combined company’s revenues	37
The combined company’s highly leveraged tenants may have a higher possibility of filing for bankruptcy or insolvency	37
The bankruptcy or insolvency of tenants may cause a reduction in revenue	38
The combined company’s tenants generally may not have a recognized credit rating, and may have a higher risk of lease defaults than if the tenants had a recognized credit rating	39
The combined company’s sale-leaseback agreements may permit tenants to purchase a property at a predetermined price, which could limit its realization of any appreciation	39
Some of the combined company’s current tenants have, and prospective tenants may have, an option to purchase the facilities the combined company leases to them, which could adversely affect its operations	39
Liability for uninsured losses could adversely affect the combined company’s financial condition	39
The combined company’s use of debt to finance investments could adversely affect its cash flow	39
Balloon payment obligations may adversely affect the combined company’s financial condition	39
The combined company’s investments in properties outside of the United States subject it to foreign currency risks which may adversely affect distributions	40

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International investment risks, including adverse political or economic developments, lack of uniform accounting standards (including availability of information in accordance with U.S. Generally Accepted Accounting Principles), uncertainty of foreign laws and the difficulty of enforcing certain obligations in other countries may adversely affect the combined company’s operations and its ability to make distributions	40
The combined company’s participation in joint ventures creates additional risk	40
The combined company does not fully control the management of its properties	41
Payment of fees to the advisor will reduce cash available for investment and distribution	41
Compliance with the Americans with Disabilities Act may require the combined company to spend substantial amounts of money which could adversely affect its operating results	41
Risks Related to an Investment in the Combined Company’s Shares	41
There is not, and may never be a public market for the combined company’s shares, so it will be difficult for stockholders to sell shares quickly	41
If the combined company fails to qualify as a REIT, that failure could result in a significant tax liability for the combined company and could reduce the value of the combined company’s stock	42
If the alternate merger is used, the failure of CPA®:12 or CPA®:14 to qualify as a REIT would likely result in Holdings’ failure to qualify as a REIT	42
Investments in foreign real estate may prevent the combined company from qualifying as a REIT	43
The combined company may need to use leverage to make distributions	43
The combined company may pay some taxes	43
The Internal Revenue Service may treat sale-leaseback transactions as loans, which could jeopardize the combined company’s REIT qualification	43
Dividends payable by REITs generally do not qualify for reduced U.S. federal income tax rates	43
Possible legislative or other actions affecting REITs could adversely affect the combined company and its stockholders	44
The power of the combined company’s board of directors to revoke its REIT election without stockholder approval may cause adverse consequences to its stockholders	44
The limit on the number of the combined company’s shares a person may own may discourage a takeover	44
Maryland law could restrict change in control	44
Stockholders’ equity interests may be diluted	45
The board of directors may change its investment policies without stockholder approval, which could alter the nature of your investment	45
Your investment return may be reduced if the combined company is required to register as an investment company under the investment company act	45
You may be subject to additional limitations if you are investing the assets of pension or profit-sharing trusts, Keoghs or IRAs	46
Cautionary Statement Concerning Forward-Looking Statements	46
The Merger and the CPA®:12 Asset Sale	47
General	47
Background of the Merger and the CPA®:12 Asset Sale	47
CPA®:12’s Reasons for the Merger and the CPA®:12 Asset Sale	53
Recommendation of the Board of Directors of CPA®:12	56
CPA®:14’s Reasons for the Merger	56
Recommendation of the Board of Directors of CPA®:14	58
Accounting Treatment of the Merger	58
Determination of Exchange Ratio	58
Special Cash Distribution and Purchase Price of Assets sold to W. P. Carey	59
Regulatory Matters	59

v

APPENDICES

A.	Agreement and Plan of Merger, dated as of June 29, 2006 among CPA®:14, CPA®:12, CPA 14 Acquisition Inc., Holdings and CPA 12 Merger Sub Inc.
B.	Agreement for Sale and Purchase, dated as of June 29, 2006 by and among CPA®:12 and the entities listed on Schedule 1 thereto, Carey Asset Management Corp. and W. P. Carey.
C.	Opinion of Stifel, Nicolaus & Company, Incorporated, dated June 29, 2006
D.	Opinion of Friedman, Billings, Ramsey & Co., Inc. dated June 28, 2006
E.	Title 3, Subtitle 2 of the Maryland General Corporation Law

QUESTIONS AND ANSWERS FOR CPA®:12 STOCKHOLDERS

The following questions and answers briefly address some commonly asked questions about the special meeting of stockholders of CPA®:12, the merger and the CPA®:12 asset sale. They may not include all the information that is important to you. CPA®:12 urges you to read carefully this entire joint proxy statement/prospectus, including the annexes and other documents to which it has referred you. Page references have been included in certain parts of this summary to direct you to a more detailed description of each topic presented elsewhere in this joint proxy statement/prospectus.

Q:	Who is soliciting my proxy?

A:	The directors of CPA®:12 are sending you this joint proxy statement/prospectus and the enclosed proxy card so that you can vote on the proposed merger and the CPA®:12 asset sale. The board of directors of CPA®:12 unanimously recommends that CPA®:12 stockholders vote FOR the merger and the CPA®:12 asset sale.

Q:	Why am I receiving these materials?

A:	CPA®:12 and CPA®:14 have entered into a merger agreement pursuant to which CPA®:12 will merge with and into CPA®:14, with CPA®:14 being the surviving company. If the merger will not satisfy applicable requirements to qualify as a reorganization for U.S. federal income tax purposes, the parties will engage in the alternate merger in which CPA®:12 and CPA®:14 will merge with two separate subsidiaries of Holdings, with Holdings becoming the parent of CPA®:12 and CPA®:14.

For the merger and the CPA®:12 asset sale to occur, the stockholders of CPA®:14 must approve the merger and the stockholders of CPA®:12 must approve both the merger and the CPA®:12 asset sale. The directors of CPA®:12 are sending you these materials to help you decide whether to vote for the merger and the CPA®:12 asset sale.

Q:	Will W. P. Carey and its affiliated companies that provide advisory services to CPA®:12 and CPA®:14 receive the same per share consideration as other CPA®:12 stockholders?

A:	Yes. W. P. Carey and its affiliated companies that provide advisory services to CPA®:12 and CPA®:14 and persons affiliated with W. P. Carey who are stockholders of CPA®:12 will receive the same per share consideration that other CPA®:12 stockholders receive. W. P. Carey and its affiliated companies that provide advisory services to CPA®:12 and CPA®:14 will also receive fees totaling approximately $49.8 million from CPA®:12 in connection with the merger and the CPA®:12 asset sale. These fees represent subordinated disposition fees due under CPA®:12’s existing acquisition services agreement with its advisor and fees for termination of the advisory agreement between CPA®:12 and its advisor.

Q:	Why is CPA®:12 being sold in two parts?

A:	The sale of CPA®:12 is to be effected in two parts due to the fact that neither W. P. Carey nor CPA®:14 offered to buy all of CPA®:12’s properties, because of each of their differing investment objectives, but CPA®:12’s board of directors believes the sale in two parts achieves CPA®:12’s objectives and is in the best interests of the CPA®:12 stockholders.

Q:	Can one transaction occur without the other?

A:	No. The CPA®:12 asset sale and the merger are conditioned on each other. Neither transaction will happen unless both proposals are approved by the requisite vote of CPA®:12 stockholders.

Q:	What is the purpose of the alternate merger described in this joint proxy statement/prospectus?

A:	The alternate merger is intended to provide an alternate tax efficient transaction if the amount of cash elected to be received by CPA®:12 stockholders in the merger will cause the direct merger of CPA®:12 into CPA®:14 to be a taxable transaction to CPA®:12 stockholders, regardless of whether they receive cash or shares. The intended tax treatment of the merger is for the transaction to be non-taxable to the extent that a CPA®:12 stockholder receives shares of CPA®:14 common stock in the merger. An election by the holders of more than 60% of the outstanding CPA®:12 shares to receive cash could make the entire transaction taxable, even to CPA®:12 stockholders who elect to receive CPA®:14 shares. This would cause one of the conditions to the merger, that CPA®:12 and CPA®:14 each receive a satisfactory tax opinion from legal counsel regarding the

U.S. federal income tax treatment of the merger, to become impossible to fulfill. If CPA®:12 cannot obtain such tax opinions, the transaction will be completed using the alternate merger. The alternate merger is intended to result in a non-taxable transaction, except for CPA®:12 stockholders who elect to receive cash for their shares of CPA®:12 common stock.

Q:	How was the value of the CPA®:12 shares determined?

A:	The net asset value of each CPA®:12 share that was used in determining the merger consideration is $13.30. Net asset value is calculated annually by the advisor based in part on a third party appraisal firm’s estimate of the fair market value of CPA®:12’s real estate, to which amount the advisor then adds CPA®:12’s cash and certain other assets and from which it subtracts CPA®:12’s debts and certain other liabilities, including its liabilities to the advisor. The resulting amount is then divided by the number of shares outstanding and rounded to the nearest $0.10 to arrive at the net asset value per share. In connection with the proposed merger CPA®:12’s net asset value was determined by taking the results of the most recent third party appraisal of all of its properties, as of December 31, 2005, adjusting that amount for the results of an updated cash flow analysis performed by the third party appraiser to reflect the restructuring in the first half of 2006 of an asset in which each of CPA®:12, CPA®:14 and Corporate Property Associates 15 Incorporated, or CPA®:15, own interests and the sale of an asset for an amount greater than appraised value, and then adding cash and other assets and subtracting other liabilities, in each case as of March 31, 2006.

This amount was then used to calculate net asset values attributable to the assets proposed to be acquired by W. P. Carey in the CPA®:12 asset sale, and to the assets proposed to be acquired by CPA®:14 in the merger. These amounts were then divided by the number of shares of CPA®:12 outstanding at March 31, 2006, to arrive at per share amounts, each rounded to the nearest $0.10. The amount of the net asset value attributable to the assets being conveyed in the CPA®:12 asset sale, $3.40 per share was then adjusted for the proposed special cash distribution of $3.00 per share, with the remaining $0.40 per share cash being included in the assets being conveyed to CPA®:14 and not distributed as part of the special cash distribution, which brought the net asset value of those assets to $10.30 per share. This is the amount that each CPA®:12 stockholder will receive, in cash or shares of CPA®:14, if the merger is consummated.

Q:	Will CPA®:12 stockholders receive any additional amounts in connection with the merger?

W. P. Carey has agreed that if any of the properties included in the CPA®:12 asset sale are sold by CPA®:12 to a third party before the closing under the asset sale agreement at a price in excess of the amount CPA®:12 would have received under the asset sale agreement, such excess amount, less 15%, which CPA®:12 has agreed to pay to W. P. Carey as an adjustment to the termination fee, will be distributed to CPA®:12 stockholders as an addition to the $3.00 per share special distribution to be made immediately prior to the merger closing. As of the date of this joint proxy statement/prospectus, CPA®:12 has sold to a third party its interest in the ETEC facility in Hayward, California. CPA®:12’s interest in this property was originally included in the CPA®:12 asset sale and the property is owned jointly with CPA®:14. This sale will result in the receipt by CPA®:12 of net proceeds from this property in excess of the amount originally provided in the asset sale agreement. CPA®:12’s interest in these excess net proceeds, approximately $5 million, will result in an additional cash distribution of at least $0.16 per share that will be made to all CPA®:12 stockholders immediately prior to closing of the merger.

CPA®:12 may sell additional properties included in the CPA®:12 asset sale to third parties. CPA®:12 is currently unable to determine at present whether or when any of these sales will be consummated; however, one of such sales, if consummated, could result in CPA®:12 receiving additional excess net proceeds beyond those specified under the asset sale agreement of approximately $850,000 (after deduction of costs of sale and additional fees payable to the advisor) or $0.03 per CPA®:12 share, which amount would then also be distributed to all CPA®:12 stockholders immediately prior to closing of the merger.

In addition, each CPA®:12 stockholder may receive further additional cash consideration if W. P. Carey sells any of the properties it acquires from CPA®:12 pursuant to a definitive agreement entered into within six months after the closing of the CPA®:12 asset sale, for an amount, net of expenses and fees, in excess of the price paid to CPA®:12 in the CPA®:12 asset sale. This additional cash consideration, if paid at all, may be an insignificant amount on a per share basis.

Q:	How was the value of the CPA®:14 shares determined?

A:	The net asset value of each CPA®:14 share that was used in determining the merger consideration is $11.85. Net asset value is calculated annually by the advisor based in part on a third party appraisal firm’s estimate of the fair market value of CPA®:14’s real estate, to which amount the advisor then adds CPA®:14’s cash and certain other assets and from which it subtracts CPA®:14’s debts and certain other liabilities, including its liabilities to the advisor. The resulting amount is then divided by the number of shares outstanding to arrive at the net asset value per share. In connection with the proposed merger CPA®:14’s net asset value was determined by taking the results of the most recent third party appraisal of all of its properties, as of December 31, 2005, adjusting that amount for the results of an updated cash flow analysis performed by the third party appraiser to reflect the restructuring in the first half of 2006 of an asset in which each of CPA®:14, CPA®:15 and CPA®:12 own interests, as well as for the sale in the first half of 2006 of two of CPA®:14’s properties, and then adding cash and other assets and subtracting its other liabilities, in each case as of March 31, 2006. This amount was then divided by the number of CPA®:14 shares outstanding as of March 31, 2006 to arrive at a net asset value of $12.30 per share.

After the special distribution of $0.45 per share paid by CPA®:14 on July 14, 2006 to distribute the net gain realized by CPA®:14 on the sale of two of its properties, the net asset value of CPA®:14 shares was $11.85 per share. This is the amount that was used in calculating the exchange ratio, or the number of shares of CPA®:14 that each CPA®:12 stockholder who so elects will receive if the merger is consummated.

Q:	If a CPA®:12 stockholder elects to receive shares of CPA®:14, what will be the ongoing rate of return on his or her original investment?

A:	Each CPA®:12 stockholder currently receives $0.8268 of annual distributions per share, which represents an annual rate of return of 8.27% on his or her original investment of $10.00 per share of CPA®:12 common stock. As part of the CPA®:12 asset sale and the merger with CPA®:14, a CPA®:12 stockholder who elects to receive CPA®:14 common stock in the merger will receive a $3.00 per share special cash distribution, and, following the merger as a stockholder of CPA®:14 will be entitled to receive ongoing distributions paid by CPA®:14. Based on CPA®:14’s current annualized distribution rate, each CPA®:12 stockholder will receive $0.6707 in distributions on the .8692 shares of CPA®:14 received in exchange for each CPA®:12 share. This represents an annual rate of return of 9.58% on a CPA®:12 stockholder’s remaining $7.00 of invested capital per share (i.e., the original investment of $10.00 less the $3.00 per share special cash distribution).

	Before $3.00 special cash distribution	After $3.00 special cash distribution
	Original investment of $10	Net investment of $7.00
Rate of Return on Invested Capital	8.27%	9.58%

On a net asset value basis, CPA®:12’s current annual distribution of $0.8268 per share represents an annual rate of return of 6.22% on the net asset value per share of CPA®:12 common stock of $13.30. CPA®:14’s annualized distribution rate of $0.6707 per CPA®:12 share (calculated as described above) represents an annual rate of return on the net asset value per CPA®:12 share of $10.30 remaining after the $3.00 per share special cash distribution of 6.51%.

	Before $3.00 special cash distribution	After $3.00 special cash distribution
	Net asset value of $13.30	Net asset value of $10.30
Rate of Return on Net Asset Value	6.22%	6.51%

Future distributions are not guaranteed, however, and there can be no assurance of the future returns that CPA®:12 stockholders might receive as stockholders of CPA®:14. In addition, CPA®:14 has entered into a binding commitment letter with a financial institution for the provision of a $225 million line of credit that will be used to fund cash elections made by CPA®:12 stockholders in the merger. The commitment letter provides that the line of credit will restrict CPA®:14 after the merger from paying common and preferred dividend distributions, on a trailing four quarters basis, in excess of 90% of EBIDTA, which is defined as net operating income before minority interests and preferred distributions (excluding extraordinary gains or losses) plus interest expense, income taxes, depreciation and amortization, and other non-cash charges.

The foregoing calculations do not give effect to the additional cash distribution of at least $0.16 that will be paid to CPA®:12 stockholders using the net proceeds from the sale of one property that was originally included in the CPA®:12 asset sale to an unaffiliated third party.

Q:	How was the value of the Holdings shares determined?

A:	The alternate merger is intended to provide the same economic value and stockholder rights to CPA®:12 stockholders as the merger. Because of this, the assumed value of the Holdings shares that may be issued are of equivalent assumed value to the CPA®:14 shares that would be issued in the merger, or $11.85 per share.

Q:	Will CPA®:12 continue to pay distributions prior to the merger?

A:	Yes. The merger agreement provides that CPA®:12 may continue to pay a regular quarterly distribution of up to $.2087 per share and any distribution that is necessary for CPA®:12 to maintain its REIT qualification and avoid other adverse tax consequences specified under the merger agreement. If the merger closes during a fiscal quarter, CPA®:12 currently intends to pay a final partial quarterly distribution to its stockholders prior to the consummation of the merger in respect of the partial quarter in which the closing occurs. CPA®:14 intends to continue to pay a regular quarterly distribution to its stockholders, which is not limited in amount under the merger agreement, in respect of quarters completed prior to the merger and also currently intends to pay a partial quarterly distribution to its stockholders in respect of the quarter in which the closing of the merger occurs.

Q:	Will CPA®:12 stockholders who receive common stock in the merger, participate in CPA®:12’s existing dividend reinvestment and share purchase plan and who desire to participate in the distribution reinvestment and share purchase plan of the surviving entity in the merger, be able to continue to participate in such plan?

A:	Each CPA®:12 stockholder who receives common stock in the merger, who is a participant in CPA®:12’s existing dividend reinvestment and share purchase plan and who desires to take part in the distribution reinvestment and share purchase plan of the surviving entity in the merger, will automatically be enrolled in such plan. Each CPA®:12 stockholder who receives common stock in the merger, who is a participant in CPA®:12’s existing dividend reinvestment and share purchase plan but who does not desire to take part in the distribution reinvestment and share purchase plan of the surviving entity in the merger, should contact the CPA®:14 investor relations department by calling 1-800-WPCAREY. Each CPA®:12 stockholder who receives common stock in the merger and desires to take part in the distribution reinvestment and share purchase plan of the surviving entity in the merger but is not a participant in CPA®:12’s existing dividend reinvestment and share purchase plan, should follow the regular procedures applicable to participation in CPA®:14’s current dividend reinvestment and share purchase plan in order to enroll in the distribution reinvestment and share purchase plan of the surviving entity. Such stockholders should contact CPA®:14’s investor relations department by calling 1-800-WPCAREY in order to enroll in CPA®:14’s dividend reinvestment and share purchase plan.

Q:	What do I need to do now?

A:	After you have read this joint proxy statement/prospectus carefully, please indicate on the enclosed proxy card how you want to vote, or authorize your proxy by telephone or on the internet. If you vote FOR the merger proposal, you must indicate whether you would like to receive shares of CPA®:14 stock or cash in exchange for your shares of CPA®:12 common stock in the merger (this will also be deemed an election to receive Holdings common stock or cash in the event the alternate merger is consummated). Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible, or follow the instructions on the enclosed proxy for authorizing your proxy by telephone or on the internet. The board of directors of CPA®:12 suggests that you return a proxy indicating your vote now even if you plan to attend the special meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy and changing your vote at any time before the vote at the special meeting and will ensure that your shares are voted if you later find you cannot attend the special meeting. If you return your proxy by mail but fail to mark your voting preferences, you will be deemed to have voted your shares in favor of the merger. If you vote but do not indicate a preference to receive common stock or cash, you will receive common stock if the merger is approved.

Q:	What if I want to change my vote?

A:	You may change your vote in three ways:

• by delivering a written notice to the corporate secretary of CPA®:12 prior to the special meeting stating that you would like to revoke your proxy;

• by signing a later-dated proxy card and delivering it to the corporate secretary of CPA®:12 prior to the special meeting; or

• by attending the special meeting and voting in person; however, your attendance alone will not revoke your proxy or change your vote.

Q:	What if I want to change my election to receive common stock or cash?

A:	If you are a CPA®:12 stockholder and you vote for the merger, you may change your election to receive either shares of CPA®:14 common stock or cash in the merger in two ways:

• by delivering a written notice to the corporate secretary of CPA®:12 prior to the CPA®:12 special meeting stating that you would like to change your election; or

• by signing a later-dated proxy card and delivering it to the corporate secretary of CPA®:12 prior to or at the special meeting.

Q:	What rights do I have if I oppose the merger?

A:	You can vote against the merger by indicating a vote against the merger on your proxy card and signing and mailing your proxy card in accordance with the instructions provided, by authorizing your proxy by telephone or the internet and indicating a vote against the merger or by voting against the merger in person at the special meeting. CPA®:12 stockholders are entitled to dissenters’ and appraisal rights with respect to the merger under Maryland law. To qualify as an objecting stockholder, you must deliver to CPA®:12’s corporate secretary, at or prior to the special meeting, your written objection to the merger. The written objection must be separate from and in addition to any proxy or vote against the merger. In addition, if you wish to exercise your right to demand payment of the fair value of your stock, within 20 days following the date the articles of merger are accepted for recording by the State Department of Assessments and Taxation of Maryland, regardless of whether the merger or the alternate merger is consummated, you must make a written demand on CPA®:14 for the payment of your CPA®:12 common stock, stating the number of shares for which you demand payment. If the alternate merger is implemented, CPA®:12 will file a Current Report on Form 8-K with the Securities and Exchange Commission, or the SEC, no later than one business day after the articles of merger are accepted for recording in order to announce that the alternate merger was used and to notify you of the commencement of the 20-day period within which you may exercise your right to demand payment of the fair value of your stock, and the date on which such 20-day period will end. Strict compliance with statutory procedures is necessary in order to perfect your rights to an appraisal and to receive fair value for your shares.

Q:	What vote of the CPA®:12 stockholders is required to approve the merger and the CPA®:12 asset sale?

A:	The affirmative vote of holders of a majority of the outstanding shares of CPA®:12 common stock entitled to vote is needed to approve the merger and the CPA®:12 asset sale. A vote to approve the merger will constitute a vote in favor of both the merger and the alternate merger.

Q:	When do you expect to complete the merger?

A:	CPA®:12 is working towards completing the merger and the CPA®:12 asset sale as quickly as possible. The approval of CPA®:12 stockholders and CPA®:14 stockholders must first be obtained at their respective special meetings. CPA®:12 hopes to complete the merger and the CPA®:12 asset sale in the fourth quarter of 2006; however, it cannot assure you as to when, or if, the merger or the CPA®:12 asset sale will occur.

Q:	Where can I find more information about the companies?

A:	CPA®:12 and CPA®:14 file reports and other information with the SEC. You may read and copy this information at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the internet site the SEC maintains at www.sec.gov.

Information with respect to CPA®:12 is also available at the internet site CPA®:12 maintains at www.cpa12.com. Information regarding CPA®:14 is available at the internet site CPA®:14 maintains at www.cpa14.com. Information contained on each company’s website does not constitute a part of this joint proxy statement/prospectus. You can also request copies of these documents from CPA®:12 and CPA®:14, as applicable. See “Where You Can Find More Information” on page 214.

Q:	Who is entitled to vote at the special meeting?

A:	Stockholders of CPA®:12 as of the close of business on October 20, 2006 are entitled to vote at the special meeting. The directors of CPA®:12 and their affiliates who are stockholders of CPA®:12 are not entitled to vote at the special meeting because the bylaws of CPA®:12 prohibit such persons from voting their shares on any matters submitted to stockholders regarding transactions between CPA®:12 and its advisor, any of its directors or any affiliate.

Q:	How many shares may vote?

A:	At the close of business on the record date, October 20, 2006, CPA®:12 had 31,169,867 shares outstanding and entitled to vote. Every CPA®:12 stockholder is entitled to one vote for each share held.

Q:	What is a “Quorum?”

A:	A “quorum” is the presence, either in person or represented by proxy, of a majority of the shares entitled to vote at the meeting. There must be a quorum for the meeting to be held.

Q:	Who will pay the cost for this proxy solicitation and how much will it cost?

A:	CPA®:12 will pay the cost of preparing, assembling and mailing this joint proxy statement/prospectus, the notice of meeting and the enclosed proxy to CPA®:12 stockholders. CPA®:14 will pay the cost of preparing, assembling and mailing this joint proxy statement/prospectus, the notice of meeting and the enclosed proxy to CPA®:14 stockholders. In addition to the solicitation of proxies by mail, CPA®:12 may utilize some of the officers and employees of its advisor (who will receive no compensation in addition to their regular salaries) to solicit proxies personally and by telephone if needed to obtain enough votes. CPA®:12 has retained an outside firm to assist in proxy solicitation for a fee estimated not to exceed $45,000, plus out-of-pocket expenses not expected to exceed $115,000. CPA®:14 has retained the same firm to assist with its proxy solicitation for a fee of $65,000 plus out-of-pocket expenses not expected to exceed $180,000. CPA®:12 may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of this joint proxy statement/prospectus to their principals and to request authority for the execution of proxies, and will reimburse such persons for their expenses in so doing. If the merger, the alternate merger and the CPA®:12 asset sale are not completed for any reason, W. P. Carey will pay the solicitation costs incurred by CPA®:12.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger and the CPA®:12 asset sale, or would like additional copies of this joint proxy statement/prospectus, you can contact the proxy solicitor hired by CPA®:12:

COMPUTERSHARE FUND SERVICES, A DIVISION OF GEORGESON, INC.

280 Oser Avenue
Hauppauge, New York 11788
Telephone: (866) 712-3487

You can also contact:

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

Investor Relations Department

50 Rockefeller Plaza
New York, New York 10020
Telephone: (800) WP CAREY
Facsimile: (212) 492-8922

QUESTIONS AND ANSWERS FOR CPA®:14 STOCKHOLDERS

The following questions and answers briefly address some commonly asked questions about the special meeting of stockholders of CPA®:14 and the merger. They may not include all the information that is important to you. CPA®:14 urges you to read carefully this entire joint proxy statement/prospectus, including the annexes and other documents to which it has referred you. Page references have been included in certain parts of this summary to direct you to a more detailed description of each topic presented elsewhere in this joint proxy statement/prospectus.

Q:	Who is soliciting my proxy?

A:	The directors of CPA®:14 are sending you this joint proxy statement/prospectus and the enclosed proxy card so that you can vote on the proposed merger. The board of directors of CPA®:14 recommends that CPA®:14 stockholders vote FOR the merger.

Q:	Why am I receiving these materials?

A:	CPA®:14 and CPA®:12 have entered into a merger agreement pursuant to which CPA®:12 will merge with and into CPA®:14, with CPA®:14 being the surviving company. If the merger will not satisfy applicable requirements to qualify as a reorganization for U.S. federal income tax purposes, then the transaction will be effectuated using an alternate merger in which CPA®:12 and CPA®:14 will merge with two separate subsidiaries of Holdings, with Holdings becoming the parent of both CPA®:12 and CPA®:14.

Immediately prior to the merger, CPA®:12 proposes to sell certain of its properties or interests in properties to W. P. Carey in consideration of approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt. Each of the purchase price and the amount of third party mortgage debt to be assumed by W. P. Carey under the asset sale agreement is subject to reduction if any of the properties subject to the asset sale agreement is sold to unaffiliated third parties prior to the merger. CPA®:12 will distribute to its stockholders approximately $98.5 million of the net cash proceeds from the sale of assets identified for sale as part of the CPA®:12 asset sale. Each of the properties that CPA®:12 will sell to W. P. Carey in the CPA®:12 asset sale has a remaining lease term of eight years or less. These properties are being sold to W. P. Carey because their lease terms are shorter than the average lease term of CPA®:14’s portfolio of properties and it is a condition to CPA®:14’s obligation to consummate the merger that the assets be sold.

For the merger to occur, the stockholders of CPA®:14 must approve the merger and the stockholders of CPA®:12 must approve the merger and the CPA®:12 asset sale. The directors of CPA®:14 are sending you these materials to help you decide whether to vote for the merger.

Q:	What rights do I have if I oppose the merger?

A:	You can vote against the merger by indicating a vote against the merger on your proxy card and signing and mailing your proxy card in accordance with the instructions provided, by authorizing your proxy by telephone or the internet and indicating a vote against the merger or by voting against the merger in person at the special meeting. CPA®:14 stockholders are not entitled to dissenters’ and appraisal rights with respect to the merger under Maryland law. If the alternate merger is consummated, however, CPA®:14 stockholders will be entitled to dissenters’ and appraisal rights under Maryland law. To qualify as an objecting stockholder with respect to the alternate merger, you must deliver to CPA®:14’s corporate secretary, at or prior to the CPA®:14 special meeting, your written objection to the merger. The written objection must be separate from and in addition to any proxy or vote against the merger. In addition, if you wish to exercise your right to demand payment of the fair value of your stock, within 20 days following the date the articles of merger are accepted for record by State Department of Assessments and Taxation of Maryland, you must make a written demand on CPA®:14 for the payment of your CPA®:14 common stock, stating the number of shares for which you demand payment. CPA®:14 will not be able to determine whether it will implement the alternate merger until after the CPA®:14 special meeting because the decision to implement the alternate merger will depend upon the number of CPA®:12 stockholders who elect to receive cash in the merger and that number cannot be finally determined until after the CPA®:14 special meeting. Generally, if CPA®:12 stockholders holding more than 60% of the outstanding shares of CPA®:12 common stock elect to receive cash in the merger, CPA®:12 and CPA®:14 have agreed to use the alternate merger to complete the transaction. In the event the alternate merger is implemented, CPA®:14 will issue a press release and file a Current Report on Form 8-K with the SEC no later than one business day after the articles of merger are accepted for recording in order to announce that the alternate merger was used and to notify you of the commencement of the 20-day period within which you may exercise your right to demand payment of the fair value of your stock, and the date on which such 20-day period will end. Strict compliance with statutory procedures is necessary in order to perfect your rights to an appraisal and to receive fair value for your shares if the alternate merger is used.

Q:	Will CPA®:14 continue to pay distributions prior to the merger?

A:	Yes. The merger agreement provides that CPA®:14 may continue to pay regular quarterly distributions and any distributions that are necessary for CPA®:14 to maintain its REIT qualification and avoid other adverse tax consequences specified under the merger agreement. If the merger closes during a fiscal quarter, CPA®:14 currently intends to pay a partial quarterly distribution to its stockholders prior to the consummation of the merger in respect of the partial quarter in which the closing occurs. CPA®:12 intends to pay a regular quarterly distribution of up to $.2087 per CPA®:12 share in respect of quarters completed prior to the merger and currently intends to pay a partial quarterly distribution to its stockholders in respect of the quarter in which the closing of the merger occurs. In addition, as the result of the sale of a property jointly owned with CPA®:12 in October 2006, CPA®:14 intends to pay an additional distribution of $0.04 to its stockholders at the same time it pays its partial quarterly distribution in respect of the quarter in which the closing of the merger occurs.

CPA®:14 has entered into a binding commitment letter with a financial institution for the provision of a $225 million line of credit that will be used to fund cash elections made by CPA®:12 stockholders in the merger. The commitment letter provides that the line of credit will restrict CPA®:14 after the merger from paying common and preferred dividend distributions, on a trailing four quarters basis, in excess of 90% of EBIDTA, which is defined as net operating income before minority interests and preferred distributions (excluding extraordinary gains or losses) plus interest expense, income taxes, depreciation and amortization, and other non-cash charges.

Q:	What do I need to do now?

A:	After you have read this joint proxy statement/prospectus carefully, please indicate on the enclosed proxy card how you want to vote, or submit your proxy by telephone or on the internet. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible, or follow the instructions on the enclosed proxy for voting by telephone or on the internet. The board of directors of CPA®:14 suggests that you return a proxy indicating your vote now even if you plan to attend the special meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy and changing your votes at any time before the vote at your special meeting and will ensure that your shares are voted if you later find you cannot attend the special meeting. If you return your proxy by mail but fail to mark your voting preferences, you will be deemed to have voted your shares in favor of the merger.

Q:	What if I want to change my vote?

A:	You may change your vote in three ways:

• by delivering a written notice to the corporate secretary of CPA®:14 prior to the special meeting stating that you would like to revoke your proxy;

• by signing a later-dated proxy card and delivering it to the corporate secretary of CPA®:14 prior to the special meeting; or

• by attending the special meeting and voting in person; however, your attendance alone will not revoke your proxy or change your vote.

Q:	What vote of the CPA®:14 stockholders is required to approve the merger?

A:	The affirmative vote of holders of a majority of the outstanding shares of CPA®:14 common stock entitled to vote is needed to approve the merger. A vote to approve the merger will constitute a vote in favor of both the merger and the alternate merger.

Q:	When do you expect to complete the merger?

A:	CPA®:14 is working toward completing the merger as quickly as possible. The approval of CPA®:14 stockholders and CPA®:12 stockholders must first be obtained at their respective special meetings. CPA®:14 hopes to complete the merger in the fourth quarter of 2006; however, it cannot assure you as to when, or if, the merger will occur.

Q:	Where can I find more information about the companies?

A:	CPA®:14 and CPA®:12 file reports and other information with the SEC. You may read and copy this information at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the internet site the SEC maintains at www.sec.gov. Information with respect to CPA®:14, is also available at the internet site CPA®:14 maintains at www.cpa14.com. Information regarding CPA®:12 is available at the internet site CPA®:12 maintains at www.cpa12.com. Information contained on each company’s website does not constitute a part of this joint proxy statement/prospectus. You can also request copies of these documents from CPA®:14 and CPA®:12, as applicable. See “Where You Can Find More Information” on page 214.

Q:	Who is entitled to vote at the special meeting?

A:	Stockholders of CPA®:14 as of the close of business on October 20, 2006 are entitled to vote at the special meeting. The directors of CPA®:14 and their affiliates who are stockholders of CPA®:14 are not entitled to vote at the special meeting because the bylaws of CPA®:14 prohibit such persons from voting their shares on any matters submitted to stockholders regarding transactions between CPA®:14 and its advisor, director or any affiliate.

Q:	How many shares may vote?

A:	At the close of business on the record date, October 20, 2006, CPA®:14 had 69,130,394 shares outstanding and entitled to vote. Every CPA®:14 stockholder is entitled to one vote for each share held.

Q:	What is a “Quorum?”

A:	A “quorum” is the presence, either in person or represented by proxy, of a majority of the shares entitled to vote at the meeting. There must be a quorum for the meeting to be held.

Q:	Who will pay the cost for this proxy solicitation and how much will it cost?

A:	CPA®:14 will pay the cost of preparing, assembling and mailing this joint proxy statement/prospectus, the notice of meeting and the enclosed proxy to CPA®:14 stockholders. CPA®:12 will pay the cost of preparing, assembling and mailing this joint proxy statement/prospectus, the notice of meeting and the enclosed proxy to CPA®:12 stockholders. In addition to the solicitation of proxies by mail, CPA®:14 may utilize some of the officers and employees of its advisor (who will receive no compensation in addition to their regular salaries) to solicit proxies personally and by telephone if needed to obtain enough votes. CPA®:14 has retained an outside firm to assist in proxy solicitation for a fee estimated not to exceed $65,000, plus out-of-pocket expenses not expected to exceed $180,000. CPA®:12 has retained the same firm to assist with its proxy solicitation for a fee of $45,000 plus out-of-pocket expenses not expected to exceed $115,000. CPA®:14 may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy statement to their principals and to request authority for the execution of proxies, and will reimburse such persons for their expenses in so doing.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger, or would like additional copies of this joint proxy statement/prospectus, you can contact the proxy solicitor hired by CPA®:14.

COMPUTERSHARE FUND SERVICES, A DIVISION OF GEORGESON INC.
280 Oser Avenue
Hauppauge, New York 11788
Telephone: (866) 712-3487

You can also contact:

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
Investor Relations Department
50 Rockefeller Plaza
New York, New York 10020
Telephone: (800) WP CAREY
Facsimile: (212) 492-8922

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger and the CPA®:12 asset sale, you should read this entire document carefully and the documents to which you have been referred to. See “Where You Can Find More Information” on page 214. Page references are included parenthetically to direct you to a more complete description of the topics in this summary.

The Companies

Corporate Property Associates 12 Incorporated 50 Rockefeller Plaza New York, New York 10020 (800) WP CAREY	Corporate Property Associates 14 Incorporated 50 Rockefeller Plaza New York, New York 10020 (800) WP CAREY

CPA:14 Holdings Inc.
50 Rockefeller Plaza
New York, New York 10020
(800) WP CAREY

Corporate Property Associates 12 Incorporated, a Maryland corporation, is a real estate investment trust, or REIT, that invests in commercial properties leased to companies domestically and internationally, primarily on a triple net lease basis. As of June 30, 2006, CPA®:12’s portfolio consisted of 118 properties which are leased to 42 tenants and totaling more than 8.7 million square feet. In this joint proxy statement/prospectus, Corporate Property Associates 12 Incorporated is referred to as CPA®:12.

Corporate Property Associates 14 Incorporated, a Maryland corporation, is also a REIT that invests in commercial properties leased to companies domestically and internationally, primarily on a triple net lease basis. As of June 30, 2006, CPA®:14’s portfolio consisted of 234 properties which are leased to 72 tenants and totaling more than 23.7 million square feet. In this joint proxy statement/prospectus, Corporate Property Associates 14 Incorporated is referred to as CPA®:14.

As REITs, neither CPA®:12 nor CPA®:14 is generally subject to U.S. federal income taxation so long as it satisfies certain requirements relating to the nature of its income, the level of its distributions, and otherwise maintains its qualification as a REIT.

CPA®:12’s and CPA®:14’s core investment strategies are the same, to purchase and own properties leased to a variety of companies on a single tenant, net lease basis. These leases generally require the tenants to pay the costs of maintenance, insurance, taxes, structural repairs and other operating expenses related to the properties.

CPA®:12 was formed as a Maryland corporation on July 30, 1993. Between February 1994 and September 1997, CPA®:12 sold a total of 28,334,451 shares of common stock for a total of $283,345,000 in offering proceeds. Through June 30, 2006, CPA®:12 also issued 782,794 shares (approximately $9,010,000) through its distribution reinvestment and share purchase plan. The proceeds of CPA®:12’s offerings have been combined with limited recourse mortgage debt to purchase its property portfolio.

CPA®:14 was formed as a Maryland corporation on June 4, 1997. Between November 1997 and November 2001, CPA®:14 sold a total of 65,799,280 shares of common stock for a total of $657,943,000 in gross offering proceeds. Through June 30, 2006, CPA®:14 also issued 1,540,303 shares (approximately $17,690,000) through its distribution reinvestment and share purchase plan. The proceeds of CPA®:14’s offerings have been combined with limited recourse mortgage debt to purchase its property portfolio.

Each of CPA:14 Holdings Inc., or Holdings, and its two subsidiaries, CPA 14 Acquisition Inc., or CPA 14 Acquisition, and CPA 12 Merger Sub Inc., or Merger Sub, were formed as a Maryland corporation on June, 28, 2006, for the sole purpose of facilitating the alternate merger as described herein, if the consummation of such alternate merger becomes necessary. In the alternate merger, CPA 14 Acquisition will merge with and into CPA®:14, with CPA®:14 continuing as the surviving company, and Merger Sub will merge with and into CPA®:12, with CPA®:12 continuing as the surviving company. Thus, upon consummation of the alternate merger, Holdings will be owned by the current stockholders of CPA®:14 and stockholders of CPA®:12 that receive common stock in the merger and Holdings will own CPA®:12 and CPA®:14.

W. P. Carey & Co. LLC, or W. P. Carey, directly or through its subsidiaries, including Carey Management Services, Inc. and Carey Asset Management Corp., provide both strategic and day-to-day management services for CPA®:12 and CPA®:14, including acquisition services, research, investment analysis, asset management, capital funding services, disposition of assets, investor relations and administrative services. W. P. Carey and related entities that perform such services for CPA®:12 and CPA®:14 are referred to as each of CPA®:12’s and CPA®:14’s “advisor.” W. P. Carey also provides office space and other facilities for CPA®:12 and CPA®:14. CPA®:12 and CPA®:14 pay asset management fees and certain transactional fees to their respective advisors. CPA®:12 and CPA®:14 also reimburse their respective advisors for certain expenses. Affiliates of W. P. Carey also serve as advisors for Corporate Property Associates 15 Incorporated, or CPA®:15, and Corporate Property Associates 16 — Global Incorporated, or CPA®:16 — Global. W. P. Carey is a publicly-traded company listed on the New York Stock Exchange under the symbol “WPC.”

CPA®:12’s and CPA®:14’s principal executive offices are located at 50 Rockefeller Plaza, New York, NY 10020 and their telephone number is (800) WP CAREY. Neither CPA®:12 nor CPA®:14 has any employees.

The Special Meetings

The CPA®:12 special meeting will be held on November 30, 2006, at the offices of W. P. Carey at 50 Rockefeller Plaza, New York, NY 10020, starting at 10:00 a.m., Eastern Time.

The CPA®:14 special meeting will be held on November 30, 2006, at the offices of W. P. Carey at 50 Rockefeller Plaza, New York, NY 10020, starting at 11:00 a.m., Eastern Time.

Stockholders Entitled To Vote (Pages 97-98 and 100)

Holders of record of shares of CPA®:12 common stock at the close of business on October 20, 2006, are entitled to notice of, and to vote at, the CPA®:12 special meeting. On the CPA®:12 record date for the special meeting, there were 31,169,867 shares of CPA®:12 common stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the CPA®:12 special meeting. As of the CPA®:12 record date, the directors and executive officers of CPA®:12 and their affiliates, as a group, owned approximately 8.71% of the outstanding shares of CPA®:12 common stock. Although CPA®:12’s bylaws prohibit any of its directors or any affiliates from voting their shares on any matters submitted to stockholders regarding any transaction between CPA®:12 and its advisor, any of its directors or any affiliate, these shares are considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained.

Holders of record of shares of CPA®:14 common stock at the close of business on October 20, 2006, are entitled to notice of, and to vote at, the CPA®:14 special meeting. On the CPA®:14 record date, there were 69,130,394 shares of CPA®:14 common stock outstanding, each of which will be entitled to one vote on each matter to be acted upon at the CPA®:14 special meeting. As of the CPA®:14 record date, the directors and executive officers of CPA®:14 and their affiliates, as a group, owned 5.43% of the outstanding shares of CPA®:14 common stock. Although CPA®:14’s bylaws prohibit directors and their affiliates from voting their shares on any matters submitted to stockholders regarding any transaction between CPA®:14 and its advisor, any of its directors, or any affiliate, these shares are considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained.

Purposes of the Special Meetings (pages 97 and 99)

CPA®:12 Special Meeting

At the CPA®:12 special meeting, CPA®:12 stockholders will be asked to consider and vote upon (1) the merger and the alternate merger, (2) the CPA®:12 asset sale and (3) any other matters that are properly brought before the CPA®:12 special meeting or any adjournment or postponement of the special meeting, including without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

CPA®:14 Special Meeting

At the CPA®:14 special meeting, CPA®:14 stockholders will be asked to consider and vote upon (1) the merger and the alternate merger and (2) any other matters that are properly brought before the CPA®:14 special meeting or any adjournment or postponement of the special meeting, including without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

The Merger and the CPA®:12 Asset Sale (page 47)

The board of directors of CPA®:12 has determined that the merger and the CPA®:12 asset sale satisfy CPA®:12’s original objectives for providing liquidity to its stockholders.

CPA®:12’s principal reasons for entering into these transactions are to:

•	allow stockholders to realize the full net asset value of their CPA®:12 shares;

•	provide an option for stockholders to receive cash for their CPA®:12 shares;

•	provide an option for stockholders to receive common stock in a non-taxable transaction;

•	create the opportunity for stockholders to own shares of a larger W. P. Carey managed entity if they desire to do so; and

•	engage in an efficient transaction with a high probability of completion without undue delay or expense.

The board of directors of CPA®:12 also considered a number of potentially negative factors about the merger and the CPA®12 asset sale, including:

•	the merger agreement limits CPA®:12’s ability to pursue alternatives to the merger;

•	for CPA®:12’s stockholders who elect to receive cash in the merger, the taxable nature of the merger and the CPA®:12 asset sale;

•	the elimination of the opportunity for CPA®:12’s stockholders to continue to own equity securities of CPA®:12;

•	the failure to obtain stockholder approval for one transaction would preclude CPA®:12 from completing either transaction; and

•	that the exchange ratio is fixed and is based in part on real estate appraisals as of December 31, 2005. Accordingly, subsequent adverse changes in CPA®:14 could alter its value but would not result in an adjustment of the exchange ratio.

The board of directors of CPA®:14 has determined that the merger satisfies many objectives of CPA®:14 for its growth and future return to stockholders. CPA®:14’s principal reasons for entering into these transactions are to:

•	acquire a portfolio of high quality net leased real estate assets in an efficient transaction;

•	increase its total real estate asset value, which may result in corresponding increases in its revenue and cashflow, unless 100% of CPA®:12’s stockholders elect to receive cash in the merger, and enhance stockholder value;

•	the opportunity to increase its asset base by acquiring over $500 million of high quality real estate assets with predictable cash flow encumbered by slightly over $200 million of mortgage debt. Based upon W. P. Carey’s prior experience with the merger of two CPA® REIT’s, in which approximately 50% of the stockholders elected cash consideration, CPA®:14 expects that it will have to incur approximately $80 million of unsecured debt under the $225 million credit line in order to fund cash elections by CPA®:12’s stockholders. Additional indebtedness of this amount will increase CPA®:14’s annual interest expense by approximately $5.6 million, based on an estimated interest rate of 7%, which, after giving effect to the additional cash flow expected to result from acquiring CPA®:12’s assets in the merger, is not expected to have an adverse impact on CPA®:14’s ability to pay distributions. As a result of acquiring CPA®:12’s properties in the merger, annualized contractual lease revenue and interest expense are estimated to increase by approximately $28 million and $10 million, respectively.

Based on discussions with industry experts and observing recent consolidation trends in the REIT industry and the reception of investors to recent IPO’s of smaller REIT’s, CPA®:14 believes that the size of the company’s portfolio will be an important factor in potentially enhancing the success of a future liquidity event for CPA®:14’s stockholders.

The board of directors of CPA®:14 also considered a number of potentially negative factors about the merger, including:

•	the exchange ratio is fixed and is based primarily on real estate appraisals as of December 31, 2005. Accordingly, subsequent adverse changes in CPA®:12 could alter its value but would not result in an adjustment of the exchange ratio;

•	if 100% of CPA®:12’s stockholders elect to receive cash as the merger consideration, CPA®:14’s annual interest expense would increase by approximately $17.3 million, which would reduce the anticipated positive impact of the merger on CPA®:14’s liquidity and ability to pay distributions;

•	if 100% of CPA®:12’s stockholders elect to receive CPA®:14 stock in the merger, the merger will be dilutive to CPA®:14’s estimated adjusted funds from operations;

•	W. P. Carey and its affiliates will earn significant fees in the merger and will continue to benefit from future significant asset management fees, incentive fees and termination fees, based on any appreciation in value, from the properties that CPA®:14 acquires in the merger;

•	CPA®:14 engaged in limited due diligence of CPA®:12’s properties; and

•	the failure to obtain stockholder approval for one transaction would preclude CPA®:14 from completing the merger.

In the merger, CPA®:12 will be merged with and into CPA®:14 with CPA®:14 continuing as the surviving company. Each share of common stock of CPA®:12 outstanding immediately prior to the merger, other than shares held by CPA®:12 stockholders who perfect their appraisal rights, will become eligible to receive either 0.8692 shares of CPA®:14 common stock or, at the election of CPA®:12 stockholders, cash in the amount of $10.30 per share of CPA®:12 common stock. Only CPA®:12 stockholders of record as of the close of business on October 20, 2006 are eligible to elect to receive cash. CPA®:12 stockholders of record after the close of business on October 20, 2006 may only receive CPA®:14 common stock in the merger.

If 100% of the CPA®:12 stockholders elect to receive CPA®:14 shares in the merger, they will receive approximately 27.1 million shares of CPA®:14 common stock in the merger. This will constitute approximately 28.3% of the outstanding shares of CPA®:14 following the merger, assuming no additional issuances prior to the merger. If stockholders holding 50% of the CPA®:12 shares elect to receive CPA®:14 shares in the merger, they will receive approximately 13.5 million shares of CPA®:14 common stock in the merger. This will constitute approximately 16.5% of the outstanding shares of CPA®:14 following the merger, assuming no additional issuances prior to the merger.

The merger agreement and the asset sale agreement are attached to this joint proxy statement/prospectus as Appendix A and Appendix B, respectively. The board of directors of each of CPA®:12 and CPA®:14 encourage you to read the merger agreement as it is the legal document that governs the merger. In addition, the board of CPA®:12 encourages its stockholders to read the asset sale agreement as it is the legal document that governs the CPA®:12 asset sale.

If the merger is approved, CPA®:12 will, immediately prior to the merger, sell certain of its properties or interests in properties to W. P. Carey in consideration of approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt which was previously incurred to finance the acquisition of the properties or to refinance such original third party mortgage debt. Each of the purchase price and the amount of third party mortgage debt to be assumed by W. P. Carey under the asset sale agreement is subject to reduction if any of the properties identified for sale in the asset sale agreement is sold to unaffiliated third parties prior to the merger. Each of these properties has a remaining lease term of eight years or less. Prior to the closing of the merger, CPA®:12 intends to pay each CPA®:12 stockholder a special cash distribution of $3.00 per share out of the proceeds of the sale of assets identified for sale as part of the CPA®:12 asset sale and distribute a non-transferable right to each CPA®:12 stockholder to receive additional cash consideration if W. P. Carey sells any of the properties it acquires from CPA®:12 within six months after the closing of the CPA®:12 asset sale or subsequently pursuant to a definitive agreement entered into within six months after the closing of the CPA®:12 asset sale, for an amount, net of expenses and fees incurred by W. P. Carey associated with the purchase and sale of such properties, in excess of the price paid to CPA®:12 in the CPA®:12 asset sale. This additional cash consideration, if paid at all, may be an insignificant amount on a per share basis.

W. P. Carey and its affiliate have also agreed that if any of the properties included in the CPA®:12 asset sale are sold by CPA®:12 to a third party before the closing under the asset sale agreement, W. P. Carey or its affiliate will at the closing under the asset sale agreement pay CPA®:12 cash in an amount, if any, necessary to cause the net proceeds from each such property sale to be no less than the amount CPA®:12 would have received under the asset sale agreement. If the net proceeds received from any sales to third parties before the closing are in excess of the amount CPA®:12 would have received under the asset sale agreement, such excess amount, less 15% which CPA®:12 has agreed to pay to the advisor as an adjustment to the termination fee, will be distributed to CPA®:12 stockholders as an addition to the $3.00 per share special cash distribution to be made immediately prior to the merger closing.

ETEC Systems, Inc. Sale

As of the date of this joint proxy statement/prospectus, CPA®:12 has sold to a third party the ETEC facility in Hayward, California. CPA®:12’s interest in this property was originally included in the CPA®:12 asset sale and the property is owned jointly with CPA®:14. The total sale price, before defeasance and closing costs, was $98 million. Because the tenant had a lease commitment for another 8 years but was not using the facility, it elected to make a substantial payment to terminate its lease in connection with the sale, which enabled CPA®:12 and CPA®:14 to achieve a total sales price in excess of the previously appraised value for this property of $88.9 million.

As a result of this sale, the aggregate purchase price that W. P. Carey will pay, and the aggregate amount of mortgage debt it will assume, in the CPA®:12 asset sale will be reduced to approximately $136.2 million and $58.1 million, respectively. This sale will result in the receipt by CPA®:12 of net proceeds after payment of debt, defeasance cost and closing costs from this property in excess of the amount originally provided in the asset sale agreement. CPA®:12’s interest in these excess net proceeds, approximately $5 million, will result in an additional cash distribution of at least $0.16 per share that will be made to all CPA®:12 stockholders immediately prior to closing of the merger. In addition, CPA®:14’s interest in these excess net proceeds totaled approximately $2.5 million in excess of appraised value in the sale of the ETEC facility. This will result in an additional distribution to CPA®:14 stockholders of $0.04 prior to the closing of the merger. In connection with this sale, the amount of the termination fee payable to the advisor will also be increased by approximately $899,000.

Other Asset Sale Activity

CPA®:12 has also entered into agreements to sell three other properties that were originally included in the CPA®:12 asset sale to third parties; however, all three agreements are subject to substantial contingencies, including completion of due diligence to the satisfaction of the prospective buyers. CPA®:12 is currently unable to determine at present whether or when any of these sales will be consummated; however, one of such sales, if consummated, could result in CPA®:12 receiving additional excess net proceeds beyond those specified under the asset sale agreement of approximately $850,000 (after deduction of costs of sale and additional fees payable to the advisor) or $.03 per CPA®:12 share, which amount would be distributed to all CPA®:12 stockholders immediately prior to closing of the merger. Sales of the other two properties, if consummated prior to the merger, are expected to yield net proceeds of approximately $1 million less than those specified under the asset sale agreement and would, therefore, require W. P. Carey or its affiliate to pay to CPA®:12, at the closing under the asset sale agreement, an amount equal to that shortfall.

The Alternate Merger

If the cash consideration elected by CPA®:12 stockholders exceeds the maximum cash that CPA®:14 can pay in the merger in order for the transaction to satisfy the applicable requirements to qualify as a reorganization for U.S. federal income tax purposes, which is generally 60% of the consideration, then an alternate merger will be used to complete the transaction. Under the alternate merger, Holdings’ subsidiary corporations, Merger Sub and CPA 14 Acquisition, will merge with and into CPA®:12 and CPA®:14, respectively. As a result, both CPA®:12 and CPA®:14 will become subsidiaries of Holdings.

Each CPA®:12 stockholder, other than those exercising appraisal rights, would receive the merger consideration they elected under the merger, except that shares of Holdings will be issued instead of shares of CPA®:14. Also, each CPA®:14 stockholder, other than those exercising appraisal rights, will receive one share of Holdings common stock for each share of CPA®:14 common stock that such stockholder owned at the effective time of the alternate merger. The merger agreement also requires the parties to take other actions, such as causing Holdings’ board of directors to be the combined boards of directors of CPA®:12 and CPA®:14, and causing Holdings’ charter and bylaws to be substantially identical to CPA®:14’s charter and bylaws, so that the only material difference between the original structure and the alternate merger would be the corporate structure of the combined company. The diagrams below depict the structure of the merger and the alternate merger:

The Merger

The Alternate Merger

Background and Alternatives to the Merger

During 2005, as the originally contemplated period for evaluating CPA®:12’s liquidity options approached, the board of directors of CPA®:12 explored, and directed its advisor to explore, strategic liquidation alternatives with favorable terms to stockholders. Such alternatives included listing CPA®:12’s shares on a national securities exchange, the sale of part of CPA®:12’s portfolio, the sale of CPA®:12’s entire portfolio in a single transaction or a related series of transactions and the sale of CPA®:12’s properties on a property by property basis to third parties.

During December of 2005, CPA®:12’s board first began to discuss a sale of certain assets to W. P. Carey and a merger with CPA®:14 as a means to satisfy its goals for a liquidity transaction. CPA®:12 determined that such merger could be structured as a non-taxable transaction for stockholders, which would provide stockholders with liquidity (through a cash option) while also providing stockholders with the ability to invest in a larger W. P. Carey managed entity with similar investment objectives to CPA®:12 on a non-taxable basis.

In March of 2006, CPA®:12’s and CPA®:14’s boards of directors each determined to form a special committee and delegate to each committee, respectively, the sole authority to review and negotiate the terms of the proposed transaction and to make a recommendation to their respective boards of directors. Such actions were ratified by subsequent resolutions by each of the Boards. The special committee of each of CPA®:12 and CPA®:14 engaged independent legal counsel and financial advisors who were involved with the structuring and negotiation process. Each of the financial advisors delivered opinions to each special committee regarding the fairness from a financial point of view of the consideration in the proposed transactions, to CPA®:12 and CPA®:14, respectively.

On June 29, 2006, CPA®:12’s board of directors determined that each of the merger with CPA®:14, the CPA®:12 asset sale, and the merger and the CPA®:12 asset sale taken as a whole, were in all respects on such terms as at such time and under the circumstances then prevailing, fair and reasonable to CPA®:12’s stockholders, that the terms of such transactions were at least as favorable as the terms then prevailing for comparable transactions made on an arm’s-length basis, and that such transactions were in the best interests of its stockholders.

Also on June 29, 2006, CPA®:14’s board of directors determined that the merger with CPA®:12 was in all respects on such terms as at such time and under the circumstances then prevailing, fair and reasonable to CPA®:14’s stockholders, that the terms of such transaction were at least as favorable as the terms then prevailing for comparable transactions made on an arm’s-length basis, and that such transaction was in the best interests of its stockholders.

Risk Factors

In evaluating the merger and the proposals set forth in this joint proxy statement/prospectus, you should carefully consider the following material risks, in addition to the other risks described in the section titled “Risk Factors” beginning on page 30:

Risks Related to the Merger and the CPA®:12 Asset Sale

•	The fixed exchange ratio in the merger may not reflect changes in share value;

•	CPA®:12 and CPA®:14 used the results of a third party appraisal, based in part on information provided by the advisor, as one of the factors in calculating the net asset value that was used to calculate the fixed exchange ratio;

•	CPA®:14 engaged in only limited due diligence with respect to the real estate to be acquired in the merger;

•	The terms of the merger and the CPA®:12 asset sale may not be as favorable to the CPA®:12 and CPA®:14 stockholders as if only independent representatives were involved in analyzing the transactions;

•	CPA®:12’s advisor will earn significant fees from CPA®:12 in connection with the transactions contemplated by the merger and the CPA®:12 asset sale and the termination of the amended and restated advisory agreement between CPA®:12 and W. P. Carey and the acquisition services agreement between CPA®:12 and Carey Asset Management Corp.; and

•	CPA®:14’s use of corporate-level debt to fund the merger consideration may adversely affect its financial condition and ability to pay distributions to stockholders.

Risks Related to the Combined Company’s Operations

•	The combined company is subject to the risks of real estate ownership which could reduce the value of its properties;

•	The combined company’s success is dependent on the performance of the advisor;

•	W. P. Carey and Carey Financial are the subject of an ongoing SEC investigation, the effects of which could be materially adverse to them and, possibly, the combined company;

•	The combined company may be subject to conflicts of interest;

•	The combined company’s investments in properties outside the United States subject it to foreign currency risks which may adversely affect distributions; and

•	International investment risk, including adverse political or economic developments, lack of uniform accounting standards (including availability of information in accordance with U.S. Generally Accepted Accounting Principles), uncertainty of foreign laws and the difficulty of enforcing certain obligations in other countries may adversely affect the combined company’s operations and its ability to make distributions.

Risks Related to an Investment in the Combined Company’s Shares

•	There is not, and may never be a public market for the combined company’s shares, so it will be difficult for stockholders to sell shares quickly;

•	If the combined company fails to qualify as a REIT, that failure could result in a significant tax liability for the combined company and could reduce the value of the combined company’s stock; and

•	If the alternate merger is used, the failure of CPA®:12 or CPA®:14 to qualify as a REIT would likely result in Holdings’ failure to qualify as a REIT.

CPA®:12 Board of Directors’ Recommendations to Stockholders of CPA®:12

AT A MEETING ON JUNE 29, 2006, CPA®:12’S BOARD OF DIRECTORS VOTED UNANIMOUSLY TO APPROVE AND DECLARE ADVISABLE THE MERGER, THE ALTERNATE MERGER AND THE CPA®:12 ASSET SALE. CPA®:12’S BOARD OF DIRECTORS BELIEVES THAT THE MERGER AND THE CPA®:12 ASSET SALE ARE IN THE BEST INTERESTS OF CPA®:12 AND ITS STOCKHOLDERS AND RECOMMENDS THAT CPA®:12 STOCKHOLDERS VOTE FOR THE MERGER (WHICH VOTE WILL ALSO CONSTITUTE APPROVAL FOR THE ALTERNATE MERGER) AND THE CPA®:12 ASSET SALE.

CPA®:14 Board of Directors’ Recommendation to Stockholders of CPA®:14

AT A MEETING ON JUNE 29, 2006, CPA®:14’S BOARD OF DIRECTORS VOTED UNANIMOUSLY TO APPROVE AND DECLARE ADVISABLE THE MERGER AND THE ALTERNATE MERGER. CPA®:14’S BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF CPA®:14 AND ITS STOCKHOLDERS AND RECOMMENDS THAT CPA®:14 STOCKHOLDERS VOTE FOR THE MERGER.

Opinion of CPA®:12’s Financial Advisor

At a meeting of the special committee of the CPA®:12 board of directors convened on June 29, 2006, Stifel, Nicolaus & Company, Incorporated or Stifel Nicolaus, financial advisor to CPA®:12’s special committee, delivered its written opinion to the special committee to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth in the opinion, the consideration to be received by the stockholders of CPA®:12 (other than affiliates of CPA®:12) in connection with each of the CPA®:12 asset sale, the merger with CPA®:14 and the CPA®:12 asset sale and the merger taken as a whole, was fair from a financial point of view to the stockholders of CPA®:12. The complete text of Stifel Nicolaus’ opinion which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions, is attached to this joint proxy statement/prospectus as Appendix C and is incorporated into this joint proxy statement/prospectus by reference. Stifel Nicolaus’ opinion should be read carefully and in its entirety for a complete description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Stifel Nicolaus in furnishing its opinion to the special committee of the CPA®:12 board of directors. Stifel Nicolaus’ opinion is not a recommendation as to how any stockholder should vote with respect to the CPA®:12 asset sale and the merger.

Opinion of CPA®:14’s Financial Advisor

At a meeting of the special committee of the CPA®:14 board of directors convened on June 29, 2006, Friedman, Billings, Ramsey & Co., Inc., or FBR, financial advisor to CPA®:14’s special committee, delivered its written opinion to the special committee to the effect that, as of June 28, 2006 and based on and subject to the assumptions, limitations and qualifications set forth in its opinion, the exchange ratio used to determine the number of shares of CPA®:14 common stock or cash a CPA®:12 stockholder would receive for each share of CPA®:12 common stock in the merger was fair to CPA®:14 and its stockholders from a financial point of view. The full text of the opinion which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions, is attached as Appendix D to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. FBR’s opinion should be read carefully and in its entirety for a complete description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by FBR in furnishing its opinion to the special committee of the CPA®:14 board of directors. FBR’s opinion is not a recommendation as to how any stockholder should vote with respect to the merger.

Appraisal

CPA®:12 received an appraisal dated as of October 31, 2005 and updated through December 31, 2005 of all the real estate assets of CPA®:12 based on the income method of valuation and performed by a third party appraisal firm which was hired by CPA®:12. The income method of appraisal is a valuation method used for income producing properties. This method involves a calculation of the present value of the income stream that is derived from the income producing property using projected lease cash flows and estimated residual cash flow at the end of the holding period. An appraisal report based on the income method of appraisal assumes, among other things, that (i) factual information received by the appraiser, including the legal description of the property (for example, site size, building area, date of construction), title and encumbrances, is complete and accurate, (ii) there are no hidden structural defects in the property or soil, (iii) there is compliance with federal, state and local zoning, use, environmental and similar laws and regulations, and (iv) all licenses and certificates of occupancy and similar authorities have been or can be obtained for any use of the property that is contemplated. Appraisals of market values of the portfolio are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the appraisals. The appraisal received by CPA®:12 was not undertaken in connection with the merger. CPA®:12 used the results of the appraisal as one of the factors in the annual calculation of net asset value per share for CPA®:12 common stock. The results of such appraisal were used by the fairness opinion providers in assessing the fairness of the merger consideration to CPA®:12 stockholders and the consideration to be received in the CPA®:12 asset sale. The results of the appraisal were also used to determine the purchase prices to be paid by W. P. Carey in the CPA®:12 asset sale.

CPA®:12 and CPA®:14 did not require more current appraisals of all of that entities real property assets to be obtained prior to approval by their respective boards of directors of the merger in June, 2006 because the appraisal process is lengthy and takes several months to complete. However, when the parties became aware that a material event had occurred with respect to one of CPA®:12’s current properties, which is jointly owned by CPA®:14 and CPA®:15, the parties obtained an updated property cash flow analysis that gives effect to the material event and adjusts the December 31 appraisal of such asset to reflect the material event. The updated property cash flow analysis is reflected in CPA®:12’s net asset value per share of $13.30 and CPA®:14’s net asset value per share of $11.85. Under the terms of the merger agreement, the exchange ratio is fixed and is not generally subject to adjustment based on changes in the value of either CPA®:12’s or CPA®:14’s assets or liabilities. There can be no assurance that, either individually or in the aggregate, material changes have not occurred in the values of other CPA®:12 and CPA®:14 properties either before or after the date the merger agreement was signed.

The Merger Agreement

Conditions to the Merger

The respective obligations of CPA®:12 and CPA®:14 to complete the merger are subject to the satisfaction or waiver of several conditions at or prior to the closing date, including:

•	The closing of the CPA®:12 asset sale shall have occurred.

•	No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions or agreements contemplated by the merger agreement and all other documents executed in connection with the transactions contemplated by the merger agreement shall be in effect.

•	The stockholders of each of CPA®:12 and CPA®:14 each vote to approve the merger.

•	CPA®:12 and CPA®:14 shall have obtained all consents, approvals, permits and authorizations required to be obtained from any governmental entities needed to complete the merger.

Except as may be waived in writing by CPA®:14, the obligation of CPA®:14 to complete the merger is also subject to the satisfaction of several conditions, including:

•	The representations and warranties of CPA®:12 contained in the merger agreement and related documents shall be true at and as of the closing of the merger, unless the failure to be true would not reasonably be likely to have a material adverse effect on CPA®:12 and CPA®:14 shall have received a certificate signed by the chief executive officer and the chief financial officer of CPA®:12 to that effect.

•	CPA®:14 shall have received (a) an opinion of CPA®:12’s counsel, dated as of the closing date, regarding the REIT qualification of CPA®:12, and (b) an opinion of its counsel dated as of the closing date regarding the qualification of the merger as a reorganization.

Except as may be waived in writing by CPA®:12, the obligation of CPA®:12 to complete the merger is also subject to the satisfaction of several conditions, including:

•	The representations and warranties of CPA®:14 contained in the merger agreement and related documents shall be true at the closing of the merger, unless the failure to be true would not reasonably be likely to have a material adverse effect on CPA®:14 and CPA®:12 shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of CPA®:14 to that effect.

•	CPA®:12 shall have received (a) an opinion of CPA®:14’s counsel, dated as of the closing date, regarding the REIT qualification of CPA®:14, and (b) an opinion of its counsel dated as of the closing date regarding the qualification of the merger as a reorganization (or, if the alternate merger is consummated, an opinion regarding the qualification of the alternate merger as a transfer of shares of CPA®:12 to Holdings under Section 351(a) of the Internal Revenue Code).

Unless prohibited by law, either CPA®:12 or CPA®:14 could elect to waive a condition in its favor that has not been satisfied and complete the merger. No waiver will be made which by law requires further approval by stockholders without obtaining such approval. For example, if either CPA®:12 or CPA®:14 elects to waive the condition that each party receive agreed upon tax opinions, the stockholders of the applicable company will be informed of such waiver prior to being asked to vote on the merger.

Limitations on Distributions

The merger agreement provides that CPA®:12 may continue to pay a regular quarterly distribution of up to $.2087 per share and any distribution that is necessary for CPA®:12 to maintain its REIT qualification and avoid other adverse tax consequences. CPA®:14 is not limited in the amount of regular quarterly distributions it may pay, and it may also pay any distribution that is necessary for CPA®:14 to maintain its REIT qualification and avoid other adverse tax consequences.

Termination of the Merger Agreement

Either CPA®:12 or CPA®:14 can terminate the merger agreement for various reasons including, but not limited to the following:

•	by mutual written consent of the board of directors of CPA®:12 and CPA®:14;

•	by either party upon the entry of any judgment, injunction or other order or any governmental entity or other competent authority preventing the consummation of the merger that has become final and nonappealable;

•	by CPA®:12 by giving written notice to CPA®:14 if the closing shall not have occurred before December 31, 2006 (unless the failure results primarily from a material breach by CPA®:12 of any representation, warranty or covenant contained in the merger agreement) provided, that such date shall be automatically extended until March 31, 2007, if either (1) a condition to closing which is not capable of being satisfied as of December 31, 2006, is reasonably likely to be satisfied by March 31, 2007 or (2) the asset sale agreement is extended until such time;

•	by CPA®:14 by giving written notice to CPA®:12 if the closing shall not have occurred before December 31, 2006 (unless the failure results primarily from a material breach by CPA®:14 of any representation, warranty or covenant contained in the merger agreement) provided, that such date shall be automatically extended until March 31, 2007, if either (1) a condition to closing which is not capable of being satisfied as of December 31, 2006, is reasonably likely to be satisfied by March 31, 2007 or (2) the asset sale agreement is extended until such time;

•	by CPA®:12, if the CPA®:12 board of directors or any committee of the board of directors shall have withdrawn its recommendation of the merger or the merger agreement in connection with, or approved or recommended, a superior competing transaction and has paid, or has agreed in writing to pay CPA®:14 certain break-up expenses; and

•	by CPA®:14, if (1) prior to CPA®:12’s special meeting the board of directors of CPA®:12 or any committee of the board of directors shall have withdrawn or modified in any manner adverse to CPA®:14 its approval or recommendation of the merger or the merger agreement in connection with, or approved or recommended, any superior competing transaction or (ii) CPA®:12 shall have entered into any agreement with respect to any superior competing transaction.

CPA®:12 has also agreed to pay to CPA®:14 break-up expenses of up to $2.76 million if (a) the merger agreement is terminated due to a breach of any representation, warranty or covenant on the part of CPA®:12, (b) CPA®:12 is not able to receive its stockholders’ approval of the merger agreement or (c) the CPA®:12 board of directors withdraws its recommendation of the merger or the merger agreement in connection with, or approves or recommends, a superior competing transaction.

CPA®:14 has agreed to pay to CPA®:12 out-of-pocket expenses of up to $1.76 million incurred in connection with the merger agreement if the merger agreement is terminated due to a breach of any representation, warranty or covenant on the part of CPA®:14.

The Asset Sale Agreement

Immediately before the effective time of the merger, and subject to the satisfaction of all conditions precedent to the merger, to be evidenced by written confirmation by CPA®:14, W. P. Carey will purchase from CPA®:12 or its affiliates who own fee simple title to certain properties, all of such entity’s rights, title and interests in the properties, subject to certain exceptions.

Representation and Covenants of the Sellers and W. P. Carey

Each seller under the asset sale agreement and W. P. Carey made certain representations and warranties in the asset sale agreement which must be true as of, and will survive, the closing date, relating to, among other things:

•	the seller’s ownership of the respective property in fee simple (sellers only);

•	due organization and qualification;

•	the authorization, execution, delivery and enforceability of the asset sale agreement and related matters;

•	the absence of any material legal action against it;

•	the absence of any material legal against a property it owns (sellers only);

•	bankruptcy;

•	taxes (seller only);

•	access to resources sufficient to consummate the transactions and pay the purchase price (W. P. Carey only); and

•	compliance with laws.

Release and Assumption of Risk by W. P. Carey

W. P. Carey has agreed upon closing of the CPA®:12 asset sale to waive and release sellers from any claims of any kind which W. P. Carey may asset that may arise out of any construction defects, physical or environmental conditions, the violation of any applicable laws and any and all other matters regarding the properties being sold.

Termination of the Asset Sale Agreement

If, after written demand, either party fails to consummate the asset sale agreement in accordance with its terms, other than by reason of (i) either party’s breach of any of its respective representations and warranties, (ii) either party’s continuing default of its respective material covenants after ten days prior written notice of the default, (iii) termination of the asset sale agreement pursuant to either party’s express right to do so, or (iv) the failure to satisfy any commitment or contingency, then either party may terminate the asset sale agreement or pursue specific performance of the asset sale agreement, but, in the case of W. P. Carey, any action for specific performance must be commenced within 60 days after default by any seller.

The asset sale agreement also provides that prior to the closing date, the asset sale agreement may be terminated for various reasons, including but not limited to the following:

•	by either party by mutual written consent;

•	by either party, upon a breach of any representation, warranty, covenant or agreement set forth in the asset sale agreement by the other party that has a material adverse effect on the properties being sold, taken as a whole;

•	by either party upon the entry of any judgment, injunction or other order of any governmental entity or other competent authority preventing the consummation of sale and purchase that has become final and nonappealable;

•	by either party if the merger agreement is terminated prior to the closing of the CPA®:12 asset sale; and

•	by either party if the closing of the CPA®:12 asset sale shall not have occurred before December 31, 2006, except that if the merger agreement is extended, the asset sale agreement will be similarly extended until March 31, 2007, but shall be subject to termination by either party after March 31, 2007.

Interests of CPA®:12’s Advisor in the Merger

In addition to the subordinated disposition and termination fees to be paid to CPA®:12’s advisor and its affiliates in connection with the transactions, CPA®:12’s advisor has an interest in the merger because it owns 1,098,699 shares of restricted common stock of CPA®:12. Under the terms of the restricted stock agreement, the shares will vest and all restrictions will lapse upon the expiration of the CPA®:12 advisory agreement for any reason other than a termination for cause or the occurrence of a change of control. The merger will constitute a change of control under the CPA®:12 advisory agreement.

Conflicts of Interest

In considering the recommendation of the CPA®:12 and CPA®:14 boards of directors, you should be aware that the advisors of CPA®:12 and CPA®:14, certain officers of CPA®:12 and CPA®:14 and certain members of the boards of directors of CPA®:12 and CPA®:14 may have interests in the merger that are different from, or in addition to, your interests as stockholders generally. These interests exist because of, among other things:

•	W. P. Carey and its affiliates, including Carey Asset Management Corp., invest in and serve as the advisor for both CPA®:12 and CPA®:14, and CPA®:12 and CPA®:14 share certain common officers and directors.

•	While each board formed separate committees of independent directors represented by separate legal advisers to structure, negotiate and approve the terms of the merger and, in the case of CPA®:12, the CPA®:12 asset sale, and the special committees of each board of directors have been provided with a fairness opinion regarding the merger, and the CPA®:12 asset sale in the case of CPA®:12, representatives of the advisor, who also serve as the officers of each of CPA®:12 and CPA®:14 were substantially involved in considering liquidity alternatives for CPA®:12 and analyzing the terms and conditions of the merger. If CPA®:12 had only independent representatives involved in considering liquidity alternatives for CPA®:12 and in providing information and advice concerning the merger and the CPA®:12 asset sale and analyzing the merger agreement and the asset sale agreement and if CPA®:14 had only independent representatives involved in analyzing the merger, the terms of the transaction might have been different, including a third party transaction for CPA®:12 which could have possibly achieved a more favorable result for each of their stockholders.

•	Although CPA®:12 and CPA®:14 are both managed by affiliates of W. P. Carey and W. P. Carey has employed similar due diligence methods with respect to the acquisition of properties by CPA®:12 and CPA®:14, CPA®:14 will not have the benefit of a recent, independent due diligence investigation.

•	Each of the boards of directors of CPA®:12 and CPA®:14 included directors who had conflicts of interest because such directors also served as officers or directors of W. P. Carey and its affiliated advisory entities.

•	Certain directors of CPA®:12 and CPA®:14 serve, and have served, on the boards of other CPA® REITS. Mr. James D. Price, an independent director of CPA®:12, was also an independent director of CPA®:14 until his resignation in April 2006. Mr. Price did not participate in any deliberations regarding the merger on behalf of CPA®:14 during his tenure as a CPA®:14 independent director. Mr. Price also serves as an independent director of CPA®:16 — Global and CPA®:15. Ms. Elizabeth P. Munson, an independent director of CPA®:12, also serves as an independent director of CPA®:16 — Global and CPA®:15. Mr. Trevor P. Bond, an independent director of CPA®:14, also serves as an independent director of CPA®:16 — Global and CPA®:15. Mr. Charles E. Parente served as an independent director of CPA®:14, CPA®:12 and CPA®:15 until the annual meetings of stockholders of these entities, respectively, in June, 2006, at which time he did not stand for re-election in light of his nomination as a director of W. P. Carey. Mr. Parente did not participate in any deliberations regarding the merger or the CPA®:12 asset sale on behalf of CPA®:12 or CPA®:14 during his tenure as a director of those entities. Mr. Richard Pinola, an independent director of CPA®:14 since July of 2006, also serves as an independent director of CPA®:15 and CPA®:16 — Global since August of 2006. Mr. Gordon F. DuGan served as a director of CPA®:12 until September of 2006 and of CPA®:14 until April of 2006. Mr. DuGan also serves as a director of CPA®:16 — Global, CPA®:15 and W. P. Carey. Mr. Wm. Polk Carey serves as a director of CPA®:16 - Global, CPA®:15, CPA®:14, CPA®:12 and W. P. Carey.

•	The advisor to CPA®:12 will earn fees totaling approximately $49,797,924 from CPA®:12 in connection with the transactions contemplated by the merger and the CPA®:12 asset sale and in connection with the termination of certain agreements. CPA®:12 and its advisor have agreed to mutually terminate the acquisition services agreement between CPA®:12 and Carey Asset Management Corp., as advisor thereunder, or, the acquisition services agreement, and CPA®:12 and its advisor have agreed to mutually terminate the amended and restated advisory agreement between CPA®:12 and W. P. Carey, as advisor thereunder, or, the CPA®:12 advisory agreement, immediately prior to the completion of the CPA®:12 asset sale and the merger. The members of the special committee of the board of directors of CPA®:12, who are not affiliated with W. P. Carey, have determined that CPA®:12’s advisor was entitled, pursuant to the acquisition services agreement, to receive $25,379,442 in termination fees and $24,418,482 in subordinated disposition fees. The

CPA®:12 advisor will also be entitled to receive its monthly asset management fee of one twelfth of one percent of the value of CPA®:12’s assets through the closing date of the merger and reimbursements for costs incurred by the advisor through the closing of the merger. The members of the special committee of the board of directors of CPA®:12 also agreed with W. P. Carey and its affiliate that no other fees will be payable under the acquisition services agreement or the CPA®:12 advisory agreement. Pursuant to the acquisition services agreement, the termination fee is calculated as 15% of the amount by which the appraised value of the properties, less the amount of all indebtedness secured by such properties, exceeds the total of the initial investor capital on the final closing date plus the preferred return reduced by the total dividends paid by CPA®:12 through the termination date. Calculated in such manner, based on the current appraised values of CPA®:12’s properties, the termination fee would be approximately $30 million. However, the independent directors of CPA®:12 and the advisor and its affiliates have agreed to a reduced termination fee of $25,379,442, calculated in the manner set forth herein. This calculation is based upon the amount by which the value of the assets and liabilities of CPA®:12 used in calculating its net asset value, less the amount of the subordinated disposition fee payable to the advisor, exceeds the net amount of investor capital as of March 31, 2006. This amount, the net appreciation, was then used to calculate the 15% termination fee. In addition, the termination fee may be subject to adjustment to the extent of 15% of the amount, if any, by which the proceeds of any sales of properties by CPA®:12 prior to the merger exceed the appraised value of such properties less any related mortgage indebtedness. The subordinated disposition fee is the lesser of 50% of the real estate commission paid in a competitive market for a similar property and 3% of the contract sales price of the property. According to the acquisition services agreement, if the advisor or an affiliate provides a substantial amount of services (as determined by a majority of the independent directors of CPA®:12) in the sale of a property, the advisor or the affiliate is entitled to receive the subordinated disposition fee. In determining the subordinated disposition fees payable to the advisor, the majority of independent directors of CPA®:12 considered the following services provided by the advisor: (1) analysis of various liquidity options over several years, (2) analysis of the merger and the CPA®:12 asset sale, (3) purchasing of approximately $200 million of assets, before giving effect to any reduction in the purchase price to reflect sales to unaffiliated third parties, that do not fit the investment objective of CPA®:14 to facilitate liquidation of the entire CPA®:12 portfolio and (4) agreeing to pay CPA®:12’s former stockholders amounts realized on the sale of properties received in the CPA®:12 asset sale in excess of the price paid to CPA®:12. In exchange, in the asset sale agreement, W. P. Carey and its affiliate have, agreed expressly for the benefit of CPA®:12 and CPA®:14, to waive and to permanently discharge any rights to collect any other fees under the acquisition services agreement or the CPA®:12 advisory agreement, or otherwise claim any breach or make any other claim in respect of those agreements. The advisor to CPA®:14 has also agreed to waive any and all acquisition and subordinated acquisition fees and subordinated disposition fees (as defined in the amended and restated advisory agreement between CPA®:14 and Carey Asset Management Corp., as advisor thereunder, or the CPA®:14 advisory agreement between CPA®:14 and Carey Asset Management Corp. as advisor thereunder, or, the CPA®:14 advisory agreement) which would otherwise be payable by CPA®:14 in connection with the acquisition and/or subsequent disposition of the assets acquired from CPA®:12 in the merger.

•	The advisor owns 2,643,054 shares of CPA®:12 and, as a result, if the merger is approved will receive proceeds totaling approximately $7.9 million as part of the special cash distribution to each stockholder of CPA®:12.

•	The advisor to CPA®:14 will benefit from the merger because those CPA®:12 assets not acquired by W. P. Carey pursuant to the asset sale agreement will be acquired by CPA®:14 rather than by a third party. CPA®:14’s advisor will, therefore, continue to earn significant asset management fees relating to these assets as a part of the fees it will earn for the services it will provide to the combined company. The advisor will also be entitled to earn incentive fees or termination fees in respect of increases in value of such assets after they are acquired by CPA®:14 in the merger. In addition, reimbursement of expenses to the advisor under the CPA®:14 advisory agreement will apply to CPA®:14’s entire portfolio, including the assets of CPA®:12 acquired in the merger.

•	Prior to the merger, CPA®:12 will sell certain of its properties or interests in properties to W. P. Carey for approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt which was previously incurred to finance the acquisition of the properties or to refinance such original third party mortgage debt. Each of the purchase price and the amount of third party mortgage debt to be assumed by W. P. Carey under the asset sale agreement is subject to reduction if any of the properties identified for sale in the asset sale agreement is sold to unaffiliated third parties prior to the merger. The properties that will be sold to W. P. Carey will therefore not be acquired by CPA®:14 in the merger and will not be a part of the portfolio of the combined company. Although the assets being sold to W. P. Carey do not fit the objectives of CPA®:14’s investment portfolio because of their lease terms, they are income generating assets from which CPA®:14 will not benefit in the future.

•	CPA®:12 and CPA®:14 used the results of the appraisals of a third party appraisal firm as one of the factors in calculating the net asset value of the assets of CPA®:12 and CPA®:14 but the determination of the net asset value was not subject to an arms-length negotiation.

•	CPA®:12 did not solicit market bids for its real estate properties and accordingly, the price CPA®:14 is paying for such properties, which is based on the net asset value of CPA®:12’s assets as of December 31, 2005, as adjusted, may be less than could be obtained from an unaffiliated third party or parties on an arm’s-length basis.

•	W. P. Carey and its affiliates currently manage public and private real estate investment partnerships and REITs which have investment and rate of return objectives similar to those of CPA®:12 and CPA®:14. In addition, W. P. Carey expects to manage or advise, directly or through affiliates, additional REITs and other investment entities. Therefore, those entities may be in competition with the combined company after the merger with respect to properties, potential purchasers, sellers and lessees of properties and mortgage financing for properties.

The members of the CPA®:12 and CPA®:14 boards of directors were informed of the foregoing and considered them when they approved the merger.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting for financial reporting purposes.

Material U.S. Federal Income Tax Considerations

As a condition to the merger, CPA®:12 and CPA®:14 will each receive legal opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes and that no income or gain will be recognized for U.S. federal income tax purposes by CPA®:12 or CPA®:14 or any of their stockholders as a result of the merger, except with respect to CPA®:12 stockholders who elect to receive cash in the merger or who receive cash by exercising their appraisal rights. If the alternate merger is consummated, (i) CPA®:12 will receive a legal opinion from its counsel to the effect that the alternate merger should qualify as a transfer of shares of CPA®:12 to Holdings under Section 351 of the Internal Revenue Code and that no income or gain should be recognized for U.S. federal income tax purposes by CPA®:12 or any of its stockholders as a result of the alternate merger for U.S. federal tax purposes, except with respect to CPA®:12 stockholders who elect to receive cash in the alternate merger or CPA®:12 stockholders who receive cash by exercising their appraisal rights and (ii) CPA®:14 will receive a legal opinion from its counsel to the effect that Holdings’ acquisition of CPA®:14 in the alternate merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes and that no income or gain will be recognized for U.S. federal income tax purposes by CPA®:14 or any of its stockholders as a result of the alternate merger for U.S. federal income tax purposes, except with respect to CPA®:14 stockholders who receive cash by exercising their appraisal rights. These opinions will be based on, among other things, representations and warranties of CPA®:14, CPA®:12 and Holdings. Accordingly, CPA®:14 and CPA®:12 expect that none of CPA®:14, CPA®:14’s stockholders, CPA®:12 or CPA®:12’s stockholders will recognize income or gain for U.S. federal income tax purposes as a result of the merger, except with respect to CPA®:12 stockholders who receive cash pursuant to the election available to them to receive cash, in lieu of shares of CPA®:14 (or Holdings), and CPA®:12 and CPA®:14 stockholders who receive cash pursuant to the exercise of appraisal rights.

Your tax treatment will depend on your specific situation and you should consult your tax advisor for a full understanding of the tax consequences to you of the merger and the alternate merger.

U.S. Federal Income Tax Consequences of Special Cash Distribution to CPA®:12’s Stockholders

The special cash distribution will be taxable to CPA®:12 stockholders as capital gain, to the extent CPA®:12 so elects, up to the amount of CPA®:12’s net capital gain for the taxable year, and thereafter, to the extent of CPA®:12’s current and accumulated earnings and profits, as ordinary income. To the extent the special cash distribution exceeds CPA®:12’s current and accumulated earnings and profits, the special cash distribution when received by a CPA®:12 stockholder will first be treated as a non-taxable return of capital, to the extent of the stockholder’s adjusted tax basis in its CPA®:12 shares, and thereafter as capital gain income. For more information regarding the U.S. federal income tax consequences of the special cash distribution, see “Material U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Consequences relating to the CPA®:12 Asset Sale and the Special Cash Distribution.”

Regulatory Matters

CPA®:12 is not aware of any U.S. federal or state regulatory approvals which must be obtained in connection with the merger or the CPA®:12 asset sale.

CPA®:14 is also not aware of any U.S. federal or state regulatory approvals which must be obtained in connection with the merger.

Objecting Stockholders’ Rights of Appraisal

If you hold CPA®:12 common stock and do not wish to receive either form of merger consideration in exchange for your shares, you are entitled to obtain payment of the fair value of your shares in cash. If you hold CPA®:14 common stock, you are also entitled to obtain payment of the fair value of your shares in cash, but only if the alternate merger is consummated. Your shares will then be known as “objecting shares.” In order to receive payment for objecting shares, you must file a written objection to the merger with CPA®:12 if you are a CPA®:12 stockholder or with CPA®:14 if you are a CPA®:14 stockholder, you must not vote in favor of the merger and you must comply with certain other requirements of the Maryland General Corporation Law. A copy of the relevant sections of the Maryland General Corporation Law is attached to this joint proxy statement/prospectus as Appendix E.

After the completion of the merger or the alternate merger, holders of objecting shares will cease to have any rights of a stockholder, including the right to vote or to receive CPA®:14 or Holdings shares, as applicable, and will only have the right to receive payment of the fair value of their shares. If you do not properly file a written objection to the merger with CPA®:12 or CPA®:14, as applicable, if you vote in favor of the merger, or if you otherwise fail to comply with the requirements of the Maryland General Corporation Law, then you will receive CPA®:14 shares (or Holdings shares if the alternate merger is consummated) as if you had elected to receive CPA®:14 shares in the merger (or Holdings shares in the alternate merger).

If you object to the merger and demand payment of the fair value of your shares, the fair value will be determined by a court. How the court will value shares of CPA®:12 and/or CPA®:14 common stock cannot be predicted, and the fair value may be higher, lower, or equal in value to the merger consideration being paid in the merger or the alternate merger. For more information on rights of appraisal, see “The Merger and the CPA®:12 Asset Sale — Objecting Stockholders’ Rights of Appraisal.”

FINANCIAL SUMMARY

Each of CPA®:12 and CPA®:14 is providing the following information to aid you in your analysis of the financial aspects of the merger. This information has been derived from the audited consolidated financial statements of each of CPA®:12 and CPA®:14 for the five years ended December 31, 2005 and the unaudited consolidated financial statements of each of CPA®:12 and CPA®:14 for the six months ended June 30, 2006 and 2005. This information is only a summary and should be read in conjunction with the unaudited pro forma financial statements of CPA®:14 included elsewhere herein, the historical financial statements and related notes contained in the annual reports, quarterly reports and other information regarding CPA®:12 and CPA®:14 filed with the SEC and included in this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 214.

Selected Historical Financial Data of CPA®:12

The following table sets forth selected operating and balance sheet data on a consolidated historical basis for CPA®:12. The following information should be read in conjunction with the financial statements and notes thereto for CPA®:12 included in this joint proxy statement/prospectus. The historical operating and balance sheet data of CPA®:12 have been derived from historical financial statements. See “CPA®:12 Consolidated Financial Statements” included in this joint proxy statement/prospectus.

Corporate Property Associates 12 Incorporated
Selected Financial Data

						Historical
						As of and For the
	Historical					Six Months Ended
	As of and for the Year Ended December 31,					June 30,
	2005	2004	2003	2002	2001	2006	2005
						(Unaudited)
	(In thousands except per share amounts)

OPERATING DATA(1):
Revenues(2)	$44,169	$39,630	$38,644	$38,566	$38,437	$20,440	$20,463
Income from continuing operations(3)	22,738	21,692	18,141	12,282	24,129	8,248	8,791
Basic earnings from continuing operations per share	.73	.71	.60	.41	.81	.27	.29
Net income	22,683	22,071	21,501	16,650	27,948	9,231	6,347
Basic earnings per share	.73	.72	.71	.55	.94	.30	.21
Cash distributions paid	25,431	25,173	24,960	24,692	24,205	12,823	12,669
Cash distributions declared per share	.8268	.8268	.8266	.8240	.8208	.4134	.4134
Payments of mortgage principal(4)	6,327	5,943	5,529	4,981	4,416	2,658	3,184
BALANCE SHEET DATA:
Total assets	$427,228	$453,042	$462,191	$472,129	$447,241	$418,601	$427,228
Long-term obligations(5)	142,208	167,669	183,443	189,166	166,446	138,524	140,103
Book value per common share(6)	7.92	8.00	8.09	8.15	8.40	7.85	7.79

(1)	Certain prior year balances have been reclassified to discontinued operations.

(2)	Includes lease termination fee of $3,375 in 2005.

(3)	Includes gain from sale of real estate in 2001.

(4)	Represents scheduled mortgage principal paid.

(5)	Represents mortgage obligations and deferred acquisition fee installments that are due after more than one year.

(6)	Represents total assets less net intangible assets, total liabilities and minority interest, divided by common shares outstanding at the end of the period.

Selected Historical and Pro Forma Financial Data of CPA®:14

The following table sets forth selected operating and balance sheet data on a consolidated historical and pro forma basis for CPA®:14. The following data should be read in conjunction with the historical and financial statements and notes thereto for CPA®:14 included in this joint proxy statement/prospectus. The historical operating and balance sheet data of CPA®:14 have been derived from historical financial statements. See “CPA®:14 Consolidated Financial Statements” included in this joint proxy statement/prospectus.

The unaudited pro forma consolidated operating and balance sheet data is presented as if the merger occurred on June 30, 2006 for the consolidated balance sheet and January 1, 2005 for the consolidated statements of income, assuming no issuance of cash and the maximum issuance of cash permitted pursuant to the merger agreement. If the alternate merger must be used to complete the transaction, the combined company’s pro forma data would be substantially identical to the pro forma data presented in this table. THE PRO FORMA INFORMATION BELOW IS HYPOTHETICAL, AND DOES NOT NECESSARILY REFLECT THE FINANCIAL PERFORMANCE THAT WOULD HAVE ACTUALLY RESULTED IF THE MERGER HAD BEEN COMPLETED ON THOSE DATES. FURTHERMORE, THIS INFORMATION DOES NOT NECESSARILY REFLECT FUTURE FINANCIAL POSITION AND RESULTS OF OPERATIONS IF THE MERGER ACTUALLY OCCURS.

See “CPA®:14 Unaudited Pro Forma Consolidated Financial Statements” included in this joint proxy statement/prospectus for a more detailed explanation of this analysis.

Corporate Property Associates 14 Incorporated
Selected Financial Data

	As of and for the Year Ended December 31,
	Historical					2005 (Pro Forma)
						Assuming no
						Participation	Assuming 100%
						in Cash	Participation in
	2005	2004	2003	2002	2001	Option	Cash Option
						(Unaudited)
	(In thousands except per share amounts)

OPERATING DATA(1):
Revenues	$131,946	$127,812	$125,003	$107,718	$62,918	$159,314	$159,314
Income from continuing operations(2)	45,895	37,774	32,651	28,596	16,743	43,864	24,314
Basic earnings from continuing operations per share	.67	.56	.49	.43	.33	.46	.36
Net income	47,249	38,940	33,820	30,266	18,377	N/A	N/A
Basic earnings per share	.69	.58	.51	.45	.36	N/A	N/A
Cash distributions paid	51,905	50,973	50,173	48,581	32,811	N/A	N/A
Cash distributions declared per share	.7646	.7592	.7552	.7493	.7075	N/A	N/A
Payment of mortgage principal(3)	12,433	11,046	9,234	6,543	2,557	N/A	N/A
BALANCE SHEET DATA:
Total assets	$1,295,036	$1,346,355	$1,345,747	$1,319,897	$1,097,238	N/A	N/A
Long-term obligations(4)	663,530	707,610	710,346	678,401	471,942	N/A	N/A
Book value per common share(5)	7.94	8.06	8.17	8.32	8.52	N/A	N/A

(2)	Includes loss from sale of real estate in 2001.

(3)	Represents scheduled mortgage principal paid.

(4)	Represents mortgage obligations and deferred acquisition fee installments that are due after more than one year.

(5)	Represents total assets less total liabilities and minority interest, divided by common shares outstanding at the end of the period.

	As of and for the Six Months Ended June 30,
	Historical		2006 (Pro Forma)
			Assuming no	Assuming 100%
			Participation in	Participation in
	2006	2005	Cash Option	Cash Option
	(Unaudited)		(Unaudited)
	(In thousands except per share amounts)

OPERATING DATA:
Revenues	$65,029	$65,187	$78,805	$78,805
Income from continuing operations	25,406	22,829	19,264	9,453
Basic earnings from continuing operations per share	.37	.34	.20	.14
Net income	38,083	23,678	N/A	N/A
Basic earnings per share	.56	.35	N/A	N/A
Cash distributions paid	26,274	25,835	N/A	N/A
Cash distributions declared per share	.3853	.3813	N/A	N/A
Payment of mortgage principal(1)	6,087	5,834	N/A	N/A
BALANCE SHEET DATA:
Total assets	$1,299,575	$1,310,172	$1,747,548	$1,668,452
Long-term obligations(2)	648,867	678,950	776,630	985,780
Book value per common share(3)	7.71	7.98	7.57	5.87

(1)	Represents scheduled mortgage principal paid.

(2)	Represents mortgage obligations and deferred acquisition fee installments that are due after more than one year.

(3)	Represents total assets less net intangible assets, total liabilities and minority interest, divided by common shares outstanding at the end of the period.

Holders of CPA®:12 shares as of the close of business on the record date may elect to receive common stock of CPA®:14 (or Holdings if the alternate merger is consummated) or cash in the merger. Depending upon the number of stockholders who elect to receive cash, CPA®:14 may need to borrow funds to supplement its own available cash resources. CPA®:14 has entered into a binding commitment letter with a financial institution for the provision of a $225 million line of credit. The commitment letter provides for an initial loan term of three years and an annual interest rate of LIBOR plus 135 to 160 basis points. The line of credit will be guaranteed by all current and future subsidiaries of CPA®:14. In addition, W. P. Carey has agreed to make available to CPA®:14 an additional loan of up to $50 million which would be funded using an existing W. P. Carey credit line. The loan from W. P. Carey to CPA®:14 would have a maturity date of May 2007 and bear interest ranging between LIBOR plus 110 basis points and 145 basis points, which are the same terms as the existing W. P. Carey credit line.

COMPARATIVE PER SHARE MARKET PRICE AND DISTRIBUTION INFORMATION

There is no established public trading market for shares of CPA®:12 or CPA®:14 common stock. At the close of business on October 20, 2006, the record date for the CPA®:12 and CPA®:14 special meetings, there were approximately 13,060 holders of record of CPA®:12 common stock and 20,696 holders of record of CPA®:14 common stock.

CPA®:12 and CPA®:14 are generally required to distribute annually at least 90% of their net taxable income to maintain their qualifications as REITs.

The following table sets forth the distributions paid on CPA®:12 common stock and CPA®:14 common stock for the 2004 and 2005 fiscal years and through October 20, 2006, which correspond to the companies’ respective quarterly fiscal periods for financial reporting purposes.

	Corporate Property			Corporate Property
	Associates 12 Incorporated			Associates 14 Incorporated
		Annualized			Annualized
	Distributions	Rate		Distributions	Rate
	Declared per	(At $10.00 per	Amount per	Declared per	(At $10.00 per	Amount per
Quarter Ended	Share	Share)	$1,000 Invested	Share	Share)	$1,000 Invested

March 31, 2004	$0.2067	8.27%	20.67	$0.1894	7.58%	18.94
June 30, 2004	$0.2067	8.27%	20.67	$0.1897	7.59%	18.97
September 30, 2004	$0.2067	8.27%	20.67	$0.1899	7.60%	18.99
December 31, 2004	$0.2067	8.27%	20.67	$0.1902	7.61%	19.02
March 31, 2005	$0.2067	8.27%	20.67	$0.1904	7.62%	19.04
June 30, 2005	$0.2067	8.27%	20.67	$0.1909	7.64%	19.09
September 30, 2005	$0.2067	8.27%	20.67	$0.1914	7.66%	19.14
December 31, 2005	$0.2067	8.27%	20.67	$0.1919	7.68%	19.19
March 31, 2006	$0.2067	8.27%	20.67	$0.1924	7.70%	19.24
June 30, 2006	$0.2067	8.27%	20.67	$0.1929	7.72%	19.29
July 14, 2006 — Special Distribution	N/A	N/A	—	$0.4500	N/A	—
September 30, 2006	$0.2067	8.27%	20.67	$0.1929	8.08%	19.29

The annualized rate equals the quarterly distribution multiplied by four and divided by 10.00 per share.

The special distribution paid on July 14, 2006 of $0.45 related to the capital gains realized by CPA®:14 on the sale of two of its assets. This special distribution was paid to CPA®:14 stockholders of record as of the close of business on June 30, 2006.

CPA®:14 currently plans to continue paying quarterly cash distributions after completion of the merger. The CPA®:14 board of directors may increase or decrease the per share cash distribution amount in the future.

RISK FACTORS

In addition to general investment risks, you should carefully consider the following factors in evaluating the proposals to be voted on at the CPA®:12 and CPA®:14 special meetings. “Combined company” as used in this section refers to the company created by the merger of CPA®:12 with and into CPA®:14 or Holdings if the alternate merger is used. The risk factors included under the captions “Risk Factors Related to the Combined Company’s Operations” and “Risk Factors Relating to an Investment in the Combined Company’s Shares” are identical to the operating and investment risks of CPA®:12 and CPA®:14. You should not consider the list below exhaustive. New risk factors emerge periodically, and you cannot be completely assured that the factors described below list all material risks at any specific point in time.

RISKS RELATED TO THE MERGER AND THE CPA®:12 ASSET SALE

The fixed exchange ratio in the merger may not reflect changes in share value.

The number of shares of CPA®:14 common stock into which each CPA®:12 common stock is to be converted in the merger (if the holder thereof elects to receive common stock in the merger) is fixed at .8692 shares of CPA®:14 common stock for each share of CPA®:12 common stock. This exchange ratio was determined by CPA®:14’s board of directors and CPA®:12’s board of directors based upon (1) the appraised value of CPA®:12’s assets as of December 31, 2005, other than one CPA®:12 asset which is jointly owned by CPA®:14 and CPA®:15 and underwent a significant restructuring subsequent to December 31, 2005 and therefore led to an updated property cash flow analysis reflecting the proposed new lease terms for the restructured asset and (2) the appraised value of CPA®:14’s assets as of December 31, 2005, other than two of CPA®:14’s assets which were sold subsequent to December 31, 2005 and the jointly owned CPA®:12/CPA®:14 asset which underwent a significant restructuring subsequent to December 31, 2005 leading to an updated property cash flow analysis reflecting the proposed new lease terms for the restructured asset. CPA®:12 and CPA®:14 did not require more recent appraisals of all that entities real property assets to be obtained prior to approval by their respective boards of directors of the merger in June, 2006 because the appraisal process takes several months to complete. There can be no assurance that, either individually or in the aggregate, material changes have not occurred in the values of other CPA®:12 and CPA®:14’s properties either before or after the date of the merger agreement was signed. Events occurring after December 31, 2005, and before the effective date of the merger could affect the properties but will not affect the exchange ratio.

Because the exchange ratio will not be adjusted to reflect changes in the value of CPA®:14 common stock or CPA®:12 common stock, the value of CPA®:14’s common stock issued in the merger and the value of CPA®:12 common stock surrendered in the merger may be higher or lower than the value of these shares at the time the merger was negotiated or approved by CPA®:14’s board of directors and CPA®:12’s board of directors. Neither CPA®:12 nor CPA®:14 is permitted to terminate the merger agreement or resolicit the vote of its stockholders because of changes in the value of CPA®:14 common stock or CPA®:12 common stock.

CPA®:14 will engage in only limited due diligence with respect to the real estate to be acquired in the merger.

If CPA®:14 were purchasing a portfolio of properties from a non-affiliated entity, either singly or on a portfolio basis, CPA®:14 would conduct significant real estate due diligence on each property to be acquired in order to evaluate all the risks and costs associated with each property. Although CPA®:12 and CPA®:14 are both managed by affiliates of W. P. Carey and W. P. Carey employs similar due diligence methods with respect to the acquisition of properties by CPA®:12 and CPA®:14, CPA®:14 will not have the benefit of a recent, independent due diligence investigation of each property, and may not have all of the information regarding each property that a thorough investigation would produce at this time, and is therefore relying on information about each property to be acquired which may not be as current or complete as if CPA®:14 had conducted an independent due diligence investigation on each such property. Thus, there may be liabilities that CPA®:14 fails to discover or inadequately assesses which may lead to CPA®:14 incurring unexpected liabilities or the properties failing to perform as expected. In particular, to the extent that CPA®:12 as the prior owner of the acquired properties failed to comply with or otherwise violated applicable laws or regulation, CPA®:14 as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. As a result of the merger, CPA®:12 will not have any separate existence and therefore any claim in respect of such liabilities would need to be pursued against the advisor under the indemnity agreement which contains certain limitations. The discovery of any material liabilities associated with the acquisition of CPA®:12, and CPA®:14’s inability to pursue successfully an indemnification claim against CPA®:12’s advisor under the indemnification agreement between them could harm CPA®:14’s business and results of operations.

The terms of the merger and the CPA®:12 asset sale may not be as favorable to the CPA®:12 stockholders and the terms of the merger may not be as favorable to the CPA®:14 stockholders as if only independent representatives were involved in analyzing the transactions.

Representatives of the advisor, who also are the officers of each of CPA®:12 and CPA®:14 were substantially involved in considering liquidity alternatives for CPA®:12’s stockholders and analyzing the terms and conditions of the merger and the CPA®:12 asset sale. If only independent representatives of CPA®:12 were involved in considering liquidity alternatives for CPA®:12 and analyzing the terms and conditions of the merger and the CPA®:12 asset sale and if only independent representatives of CPA®:14 were involved in the terms and conditions of the merger, the terms of these transactions might have been different, including a third party transaction for CPA®:12 which could have possibly achieved a more favorable result for each of their respective stockholders. Each of the boards of directors of CPA®:12 and CPA®:14 included directors who had conflicts of interest because such directors also served as officers or directors of W. P. Carey and its affiliated advisors.

CPA®:12’s advisor will earn significant fees from CPA®:12 in connection with the transactions contemplated by the merger and the CPA®:12 asset sale and the termination of the CPA®:12 advisory agreement and the acquisition services agreement.

CPA®:12’s advisor will earn significant fees from CPA®:12 in connection with the transactions contemplated by the merger and the CPA®:12 asset sale and the termination of certain agreements. CPA®:12 and its advisor have agreed to mutually terminate the acquisition services agreement and the CPA®:12 advisory agreement immediately prior to the completion of the CPA®:12 asset sale and the merger. The members of the special committee of the board of directors of CPA®:12, who are not affiliated with W. P. Carey, have determined that CPA®:12’s advisor is entitled to receive a termination fee and the subordinated disposition fee under the acquisition services agreement. The CPA®:12 advisor will also be entitled to receive its monthly asset management fee of one twelfth of one percent of the value of CPA®:12’s assets through the closing of the merger and reimbursements for costs incurred by the advisor through the closing of the merger. The members of the special committee of the board of directors of CPA®:12 also agreed with W. P. Carey and its affiliate that no other fees were payable under the acquisition services agreement and the CPA®:12 advisory agreement. In exchange, in the asset sale agreement, W. P. Carey and its affiliate have agreed expressly for the benefit of CPA®:12 and CPA®:14, to waive and to permanently discharge any rights to collect any other fees under the acquisition services agreement or the CPA®:12 advisory agreement, or other wise claim any breach or make any other claim in respect of these agreements. The advisor to CPA®:14 has also agreed to waive any and all acquisition and subordinated acquisition fees and subordinated disposition fees which would otherwise be payable by CPA®:14 in connection with the acquisition and/or subsequent disposition of the assets acquired from CPA®:12 in the merger.

The advisor to CPA®:14 will continue to earn significant fees for the service it will provide to the combined company.

The advisor to CPA®:14, Carey Asset Management Corp., which is a subsidiary of W. P. Carey, the advisor to CPA®:12 under the CPA®:12 advisory agreement, will benefit from the merger because the assets of CPA®:12 that are not acquired by W. P. Carey in the CPA®:12 asset sale pursuant to the asset sale agreement will be acquired by CPA®:14 in the merger rather than by a third party. CPA®:14’s advisor will, therefore, continue to earn significant asset management fees relating to these assets as a part of the fees it will earn for the services it will provide to the combined company. CPA®:14’s advisor will also be entitled to earn incentive fees or termination fees in respect of increases in value of such assets after they are acquired by CPA®:14 in the merger. The aggregate annual amount of asset management fees and subordinated performance fees payable to CPA®:14’s advisor is expected to increase by $5.36 million as a result of the acquisition of CPA®:12 assets in the merger. In addition, reimbursements of expenses to the advisor under the CPA®:14 advisory agreement will apply to CPA®:14’s entire portfolio, including the assets of CPA®:12 acquired in the merger.

The properties sold to W. P. Carey in the CPA®:12 asset sale will not be a part of the investment portfolio of CPA®:14 after the merger.

Prior to the merger, CPA®:12 will sell certain of its properties or interests in properties to W. P. Carey for approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt. Each of the purchase price and the amount of third party mortgage debt to be assumed by W. P. Carey under the asset sale agreement is subject to reduction if any of the properties identified for sale in the asset sale agreement is sold to unaffiliated third parties prior to the merger. The properties that will be sold to W. P. Carey will, therefore, not be acquired by CPA®:14 in the merger and will not be a part of the investment portfolio of the combined company. Although the assets being sold to W. P. Carey do not fit the objectives of CPA®:14’s investment portfolio because of their lease terms, they are income generating assets from which CPA®:14 will not benefit in the future.

CPA®:12 stockholders may not receive any additional consideration provided for in the asset sale agreement if W. P. Carey does not sell any properties acquired from CPA®:12 in the CPA®:12 asset sale.

W. P. Carey may, but is not obligated to, sell any of the properties acquired from CPA®:12 in the CPA®:12 asset sale. If W. P. Carey sells any of the properties it acquires from CPA®:12 in the CPA®:12 asset sale within six months after the closing of the CPA®:12 asset sale or subsequently pursuant to a definitive agreement entered into within six months after the closing of the CPA®:12 asset sale, for an amount, net of expenses and fees incurred by W. P. Carey associated with the purchase and sale of such properties, in excess of the price paid to CPA®:12 in the CPA®:12 asset sale, the CPA®:12 stockholders will receive additional cash consideration, on a pro rata basis, based on their stock ownership prior to the merger. Because the decision as to whether, when and at what price to sell such properties is entirely within the control of W. P. Carey, there is no assurance that CPA®:12 stockholders will receive this additional cash consideration. Accordingly, there is a likelihood that the right to receive this additional cash consideration may be of no value to CPA®:12’s stockholders.

CPA®:12 did not solicit market bids for its real estate properties and accordingly, the price CPA®:14 is paying for such properties, which is based on the net asset value of CPA®:12’s assets as of December 31, 2005, as adjusted, may be less than could be obtained from an unaffiliated third party or parties on an arm’s-length basis.

If CPA®:12 were selling its real estate properties to a non-affiliated third party or parties, either singly or on a portfolio basis, such purchaser or purchasers might assign different values to such properties, either singly or in the aggregate, as a result of using different valuation methodologies or assumptions, or more current market information, and therefore might be willing to pay an aggregate purchase price for such properties greater than the appraised value of CPA®:12’s real estate assets as of December 31, 2005, as adjusted to reflect an asset restructuring, which is the value that was used (after adjustment for the sale of an asset and for certain assets and current liabilities as of March 31, 2006) in determining the total consideration which CPA®:12’s stockholders will receive as a result of the merger and the related sale of assets.

In addition, CPA®:12 did not solicit third party bids for CPA®:12 as a whole, which could have resulted in a purchase price for CPA®:12 greater than that being received by CPA®:12’s stockholders as a result of the merger and the CPA®:12 asset sale.

CPA®:12 and CPA®:14 used the results of a third party appraisal based in part on the information provided by the advisor to the third party as one of the factors in calculating the net asset value that was used to calculate the fixed exchange ratio.

CPA®:12 and CPA®:14 used the results of their respective annual third party appraisals performed by a third party appraisal firm in calculating the net asset value of each of CPA®:12 and CPA®:14 common shares. Any valuation includes estimates and the valuation may have been influenced by the information provided by the advisor which included copies of leases, tenant financial statements, any previously obtained appraisals and information about known liabilities. Performance fees payable to the advisor of CPA®:12 and CPA®:14 respectively, are based upon the distributions paid to their respective stockholders and the net asset value of each company. Thus, the advisor has an interest in seeing each company’s net asset value increase.

Failure to complete the merger and the CPA®:12 asset sale could negatively affect CPA®:12 and CPA®:14.

It is possible that the merger and the CPA®:12 asset sale may not be completed. Consummation of each transaction is conditioned upon the successful completion of the other transaction. The parties’ obligations to complete the transactions are subject to the satisfaction or waiver of specified conditions, some of which are beyond the control of CPA®:12 and CPA®:14. For example, the merger is conditioned on the receipt of the required approvals of CPA®:12 and CPA®:14 stockholders. If these approvals are not received, the merger cannot be completed even if all of the other conditions to the merger are satisfied or waived.

If the merger and the CPA®:12 asset sale are not completed, CPA®:12 and CPA®:14 may be subject to a number of material risks, including the following:

•	CPA®:12’s stockholders will not have had the opportunity to achieve liquidity and the directors of CPA®:12 will review such other alternatives for liquidity, which may not occur in the near term or on terms as attractive as the terms of the merger with CPA®:14 and the CPA®:12 asset sale;

•	CPA®:12 and CPA®:14 will have incurred substantial costs related to the merger and in the case of CPA®:12, the CPA®:12 asset sale, such as legal, accounting and financial advisor fees, which must be paid even if the merger and in the case of CPA®:12, the CPA®:12 asset sale, are not completed;

•	CPA®:12 may be required to pay CPA®:14 break-up expenses of up to $2.76 million if (a) the merger agreement is terminated due to a breach of any representation, warranty or covenant on the part of CPA®:12, (b) CPA®:12 is not able to receive its stockholders’ approval of the merger agreement or (c) the CPA®:12 board of directors withdraws its recommendation of the merger or the merger agreement in connection with, or approves or recommends, a superior competing transaction; and

•	CPA®:14 may be required to pay to CPA®:12 out-of-pocket expenses of up to $1.76 million incurred in connection with the merger agreement if the merger agreement is terminated due to a breach of any representation, warranty or covenant on the part of CPA®:14.

CPA®:14’s use of corporate-level debt to fund the merger consideration may adversely affect its financial condition and ability to pay distributions to stockholders.

CPA®:14 has entered into a binding commitment with a financial institution for the provision of a $225 million credit line and has the ability to borrow from W. P. Carey up to $50 million to fund cash elections in the merger. Prior to entering into these arrangements, CPA®:14 will have no corporate-level debt, all of its indebtedness is limited recourse mortgage indebtedness. Lenders under the new corporate-level borrowing arrangements will be general creditors of CPA®:14 and the combined company after the merger. If the combined company is unable to make payments on such borrowings as required then the lenders could collect against the general assets of the combined company. This could cause the combined company to lose part or all of its assets which in turn could cause the value of its portfolio and revenues available for distributions to its stockholders to be reduced.

In addition, the credit line will contain certain financial covenants with which the combined company must comply including, but not limited to, limitation on total liabilities, restriction on incurrence of additional unsecured debt, maintenance of minimum interest expense coverage ratio and a restriction on paying common and preferred dividend distributions, on a trailing four quarters basis, in excess of 90% of EBITDA which is defined as net operating income before minority interests and preferred distributions (excluding extraordinary gains or losses) plus interest expense, income taxes, depreciation and amortization, and other non-cash charges.

CPA®:14 may be unable to enter into a definitive credit agreement.

CPA®:14 has entered into a binding commitment with a financial institution for its $225 million line of credit but to date no definitive credit agreement has been signed. Entry into the definitive credit agreement is subject to customary conditions including, that no material adverse change shall occur in the business, assets, financial condition, performance or prospects of CPA®:14 or any of its material subsidiaries.

If one or more of these conditions are not satisfied, CPA®:14 will be unable to enter into a binding credit agreement. This may adversely affect the ability of CPA®:14 to pay cash to those CPA®:12 stockholders who elect to receive cash in the merger, and if the alternate merger is implemented, then also to those CPA®:14 stockholders who exercise their dissenting rights. The merger agreement does not contain any financing contingency. If CPA®:14 is unable for any reason to fulfill its obligations to pay all of the cash consideration when due, CPA®:14 could be sued for its failure to fulfill the terms of the merger agreement.

A substantial number of CPA®:14 stockholders may demand appraisal rights.

If a CPA®:14 stockholder does not vote in favor of the merger, and if the alternate merger is implemented, such CPA®:14 stockholder will be entitled to obtain payment of the fair value of its shares. If an objecting CPA®:14 stockholder demands payment of the fair value of its shares of CPA®:14 common stock, the fair value may be determined by a court. If a substantial number of CPA®:14 stockholders demand appraisal rights and the court determines that they are entitled to such rights, CPA®:14 would be required to pay sums out-of-pocket to satisfy the dissenters’ rights to fair value. CPA®:14 cannot predict the amount of cash it may be required to provide to any dissenter seeking appraisal rights. If those amounts are substantial, they could have a material adverse effect on CPA®:14’s ability to pay distributions. CPA®:14 has no right to terminate the merger agreement based upon stockholders exercising their appraisal rights.

RISKS RELATED TO THE COMBINED COMPANY’S OPERATIONS

The combined company is subject to the risks of real estate ownership which could reduce the value of its properties.

The combined company is subject to all of the general risks associated with the ownership of real estate. In particular, the combined company faces the risk that lease revenue from the properties will be insufficient to cover all corporate operating expenses and debt service payments on indebtedness it incurs. Additional real estate ownership risks include:

•	Adverse changes in general or local economic conditions;

•	Changes in supply of or demand for similar or competing properties;

•	Changes in interest rates and operating expenses;

•	Competition for tenants;

•	Changes in market rental rates;

•	Inability to lease properties upon termination of existing leases;

•	Renewal of leases at lower rental rates;

•	Inability to collect rents from tenants due to financial hardship, including bankruptcy;

•	Changes in tax, real estate, zoning and environmental laws that may have an adverse impact upon the value of real estate;

•	International investments carry additional risks, including foreign exchange, currency controls and foreign and U.S. tax risks;

•	Uninsured property liability, property damage or casualty losses;

•	Unexpected expenditures for capital improvements or to bring properties into compliance with applicable U.S. federal, state, local and foreign laws; and

•	Acts of God and other factors beyond the control of the combined company.

The combined company’s success is dependent on the performance of the advisor.

The ability of the combined company to achieve its investment objectives and to pay distributions is dependent upon the performance of the advisor in the selection of tenants, the determination of any financing arrangements, and the management of its assets. The combined company must rely entirely on the management ability of its advisor and the oversight of its board of directors. The combined company cannot guarantee that the advisor will be able to successfully achieve liquidity for the stockholders of the combined company to the extent it has done so for prior companies managed by the advisor.

W. P. Carey and Carey Financial are the subjects of an ongoing SEC investigation, the effects of which could be materially adverse to them and, possibly, the combined company.

W. P. Carey has disclosed in its publicly available reports filed with the SEC, that the Division of Enforcement of the SEC has commenced an investigation into certain activities of W. P. Carey and Carey Financial involving REITs managed by W. P. Carey. W. P. Carey has announced that it and Carey Financial are cooperating fully with the SEC’s investigation and that they have provided information to the Division of Enforcement in response to subpoenas and document requests. Although no formal regulatory action has been initiated against W. P. Carey or Carey Financial in connection with the matters being investigated, W. P. Carey has publicly reported that it expects the SEC to pursue an action against W. P. Carey or Carey Financial or both in the future which could have a material adverse effect on W. P. Carey or Carey Financial or both. If such an action is brought, it could have a material adverse effect on W. P. Carey and its affiliates and Carey Financial. Any action brought against W. P. Carey or Carey Financial could also have a material adverse effect on the combined company because of its dependence on W. P. Carey and Carey Financial for a broad range of services.

The combined company may have difficulty selling or re-leasing its properties.

Real estate investments generally lack liquidity compared to other financial assets and this lack of liquidity will limit the combined company’s ability to quickly change its portfolio in response to changes in economic or other conditions. The triple net leases the combined company may enter into or acquire may be for properties that are specially suited to the particular needs of its tenant. With these properties, if the current lease is terminated or not renewed, the combined company may be required to renovate the property or to make rent concessions in order to lease the property to another tenant. In addition, if the combined company is forced to sell the property, it may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. These and other limitations may affect the combined company’s ability to sell or re-lease properties without adversely affecting returns to stockholders.

The combined company may be subject to conflicts of interest.

CPA®:14’s advisor will manage the combined company’s business and select its real estate investments. The advisor will have some conflicts of interest in its management of the combined company, which arise primarily from the involvement of the advisor in other activities that may conflict with the interest of the combined company and the payment of fees by the combined company to the advisor. Activities in which a conflict could arise between the advisor and the combined company include:

•	the receipt of compensation by the advisor for property purchases, leases, sales and financing for the combined company, which may cause the advisor to engage in transactions that generate higher fees, rather than transactions that are more appropriate or beneficial for the combined company’s business;

•	agreements between the combined company and the advisor, including agreements regarding compensation, have not been negotiated on an arm’s length basis as would occur if the agreements are with unaffiliated third parties;

•	sale of single properties or portfolios of the combined company’s properties to its affiliates, including W. P. Carey or the other CPA® REITs, which may take the form of a direct purchase of the combined company’s assets by an affiliate, a merger with an affiliate or another type of transaction, which may result in the payment of significant transactional fees to the advisor as well as management fees;

•	purchases and loans from affiliates, subject to its investment procedures, objectives and policies, which will increase fees and interest payable to affiliates, thereby decreasing the combined company’s net income and possibly causing it to incur higher leverage levels; and

•	disposition, incentive and termination fees, which are based on the sale price of properties, may cause a conflict between the advisor’s desire to sell a property and the combined company’s plans to hold the property.

W. P. Carey and its affiliates manage REITs which have similar objectives to those of CPA®:12 and CPA®:14 and hence may be in competition with the combined company after the merger.

W. P. Carey and its affiliates currently manage public and private real estate investment partnerships and other REITs which have investment and rate of return objectives are similar to those of CPA®:12 and CPA®:14. In addition, W. P. Carey expects to manage or advise, directly or through affiliates, additional REITs and other investment entities. Therefore, those entities may be in competition with the combined company after the merger with respect to properties, potential purchasers, sellers and lessees of properties and mortgage financing for properties.

The combined company will have limited independence from the advisor.

All of the combined company’s management functions will be performed by officers of the advisor pursuant to the CPA®:14 advisory agreement. Members of the combined company’s board of directors, including its chairman, are directors of the advisor or one or more of its affiliates. The independent directors are initially selected through a process which includes significant input from its advisor and also serve as the independent directors of other advisor-sponsored REITs. As a result of the foregoing, the combined company will have limited independence from its advisor. This limited independence, combined with the advisor’s limited equity interests in the combined company, may exacerbate the conflicts of interest described in this section by giving the advisor substantial control over the combined company while having different economic incentives than the combined company’s stockholders.

The combined company may recognize substantial impairment charges on properties it owns.

The combined company may incur substantial impairment charges, which the combined company is required to recognize whenever it sells a property for less than its carrying value, or it determines that the property has experienced an other-than-temporary decline in its carrying value (or, for direct financing leases, that the unguaranteed residential value of the underlying property has declined). By their nature, such impairment charges are not predictable. If the combined company incurs such impairment charges, net income will be reduced.

The combined company will use the results of a third party appraisal based in part on information that the advisor provides to such third party as one of the factors in calculating its net asset value.

The combined company’s asset management will be based on an annual third party valuation of its real estate. Any valuation will include the use of estimates and the valuation may be influenced by the information provided by the advisor which will include copies of leases, tenant financial statements, any previously obtained appraisals and information about known liabilities. The advisory agreement between the combined company and its advisor provides for the payment of fees which will be based upon the combined company’s net asset value. Thus, the advisor has an interest in seeing the combined company’s net asset value increase. In addition, because net asset value is an estimate and can change as interest rate and real estate markets fluctuate, there is no assurance that a stockholder will realize net asset value in connection with any liquidity event.

Potential liability for environmental matters could adversely affect its financial condition.

CPA®:12 and CPA®:14 have in the past invested and the combined company may in the future invest in properties historically used for industrial, manufacturing and other commercial purposes. The combined company therefore may own properties that have known or potential environmental contamination as a result of historical operations. Buildings and structures on the properties the combined company purchases may have known or suspected asbestos-containing building materials. The combined company’s properties currently are used for industrial, manufacturing, and other commercial purposes, and some of its tenants may handle hazardous or toxic substances, generate hazardous wastes, or discharge regulated pollutants to the environment. The combined company may invest in properties located in countries that have adopted laws or observe environmental management standards that are less stringent than those generally followed in the United States, which may pose a greater risk that releases of hazardous or toxic substances have occurred to the environment. Leasing properties to tenants that engage in these activities, and owning properties historically and currently used for industrial, manufacturing, and other commercial purposes, will cause the combined company to be subject to the risk of liabilities under environmental laws. Some of these laws could impose the following on the combined company:

•	Responsibility and liability for the cost of investigation, removal or remediation of hazardous or toxic substances released on or from the combined company’s property, generally without regard to the combined company’s knowledge of, or responsibility for, the presence of these contaminants.

•	Liability for claims by third parties based on damages to natural resources or property, personal injuries, or costs of removal or remediation of hazardous or toxic substances in, on, or migrating from the combined company’s property.

•	Responsibility for managing asbestos-containing building materials, and third party claims for exposure to those materials.

The combined company’s costs of investigation, remediation or removal of hazardous or toxic substances, or for third party claims for damages, may be substantial. The presence of hazardous or toxic substances at any of the combined company’s properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect the combined company’s ability to sell or lease the property or to borrow using the property as collateral. While the combined company will attempt to mitigate identified environmental risks by requiring tenants contractually to acknowledge their responsibility for complying with environmental laws and to assume liability for environmental matters, circumstances may arise in which a tenant fails, or is unable, to fulfill its contractual obligations. In addition, environmental liabilities, or costs or operating limitations imposed on a tenant to comply with environmental laws, could affect its ability to make rental payments to the combined company. Also, and although the combined company endeavors to avoid doing so, the combined company may be required, in connection with any future divestitures of property, to provide buyers with indemnification against potential environmental liabilities.

The inability of a tenant in a single tenant property to pay rent will reduce the combined company’s revenues.

Most of the combined company’s properties are each occupied by a single tenant and, therefore, the success of the combined company’s investments is materially dependent on the financial stability of such tenants. Lease payment defaults by tenants could cause the combined company to reduce the amount of its distributions to stockholders. A default of a tenant on its lease payments to the combined company would cause it to lose the revenue from the property and cause it to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, the combined company may experience delays in enforcing the combined company’s rights as landlord and may incur substantial costs in protecting the combined company’s investment and reletting its property. If a lease is terminated, there is no assurance that the combined company will be able to lease the property for the rent previously received or sell the property without incurring a loss.

The combined company’s highly leveraged tenants may have a higher possibility of filing for bankruptcy or insolvency.

Highly leveraged tenants that experience downturns in their operating results due to adverse changes to their business or economic conditions may have a higher possibility of filing for bankruptcy or insolvency. In bankruptcy or insolvency, a tenant may have the option of vacating a property instead of paying rent. Until such a property is released from bankruptcy, the combined company’s revenues may be reduced and could cause it to reduce distributions to stockholders. The combined company does not monitor its tenants’ leverage on an ongoing basis or track the percentage of revenues tied to highly leveraged tenants.

The bankruptcy or insolvency of tenants may cause a reduction in revenue.

Bankruptcy or insolvency of a tenant could cause:

•	the loss of lease payments;

•	a reduction in the value of shares; and

•	a decrease in distributions to stockholders.

Under U.S. bankruptcy law, a tenant who is the subject of bankruptcy proceedings has the option of continuing or terminating any unexpired lease. If the tenant terminates the lease, any claim the combined company has for breach of the lease (excluding collateral securing the claim) will be treated as a general unsecured claim. The maximum claim will be capped at the amount owed for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year’s lease payments or 15% of the remaining lease payments payable under the lease (but no more than three years’ lease payments). In addition, a bankruptcy court could recharacterize a triple net lease transaction as a secured lending transaction. If that were to occur, the combined company would not be treated as the owner of the property, but might have additional rights as a secured creditor. Those rights would not include a right to compel the tenant to timely perform its obligations under the lease but would instead entitle the combined company to “adequate protection,” a bankruptcy concept that protects against further decrease in the value of the property if the value of the property is less than the balance owed to the combined company.

As a general rule, insolvency laws outside of the United States are not as favorable to reorganization or to the protection of a debtor’s rights as tenants under a lease as are the laws in the United States. The combined company’s rights to terminate a lease for default are more likely to be enforceable in countries other than the United States, while a debtor/tenant or its insolvency representative is less likely to have rights to force continuation of lease without the combined company’s consent. Nonetheless, most such laws would permit a tenant or an appointed insolvency representative to terminate a lease if it so chooses.

However, because the bankruptcy laws of the United States are considered to be more favorable to debtors and to their reorganization, entities which are not ordinarily perceived as United States entities may seek to take advantage of the U.S. bankruptcy laws if they are eligible. An entity would be eligible to be a debtor under the U.S. bankruptcy laws if it had a domicile (state of incorporation or registration), place of business or assets in the United States. If a tenant became a debtor under the U.S. bankruptcy laws, then it would have the option of continuing or terminating any unexpired lease. Prior to taking the requisite procedural steps to continue or terminate an unexpired lease, the tenant (or its trustee if one has been appointed) must timely perform all obligations of the tenant under the lease.

Companies in automotive-related industries (manufacturing, parts, services, etc.) are currently experiencing a challenging environment, which has resulted in several companies filing for bankruptcy protection recently. At June 30, 2006, CPA®:12 had two tenants in automotive-related industries and CPA®:14 had six tenants in automotive-related industries, of which three have filed voluntary petitions of bankruptcy. The tenants who have filed for bankruptcy protection have not indicated whether they will affirm their leases. During the six months ended June 30, 2006, CPA®:12’s tenants in automotive-related industries accounted for lease revenues of $541,000 and income from equity investments of $448,000 and had an aggregate carrying value of $15,170,000 as of June 30, 2006. During the six months ended June 30, 2006, CPA®:14’s tenants in automotive-related industries accounted for lease revenues of approximately $7,159,000 and income from equity investments of $448,000 and had an aggregate carrying value of $114,206,000 as of June 30, 2006. CPA®:14’s tenants who have filed for bankruptcy accounted for approximately $4,490,000 of lease revenues during the six months ended June 30, 2006 and $68,266,000 of carrying value at June 30, 2006. If conditions in this industry worsen, additional tenants may file for bankruptcy protection and may disaffirm their leases as part of their bankruptcy reorganization plans. The net result of these trends may have an adverse impact on the combined company’s results of operations.

In addition, REITs managed by the advisor or its affiliates have had tenants file for bankruptcy protection and are involved in bankruptcy litigation. Four prior CPA® REITs reduced the rate of distributions to their investors as a result of adverse developments involving tenants.

The combined company’s tenants generally may not have a recognized credit rating, and may have a higher risk of lease defaults than if the tenants had a recognized credit rating.

Credit rating agencies may not evaluate or rank the debt or the credit risk of the combined company’s tenants, as the combined company seeks tenants that it believes will have improving credit profiles that have not been recognized by the traditional credit market. The combined company’s long-term leases with certain of these tenants may therefore pose a higher risk of default than normal long-term leases with tenants whose credit potential has already been recognized by the market.

The combined company’s sale-leaseback agreements may permit tenants to purchase a property at a predetermined price, which could limit its realization of any appreciation.

In some circumstances, the combined company grants tenants a right to purchase the property leased by the tenant. The purchase price may be a fixed price or it may be based on a formula. If a tenant exercises its right to purchase the property and the property’s market value has increased beyond that price, the combined company would be limited in fully realizing the appreciation on that property.

Some of the combined company’s current tenants have, and prospective tenants may have, an option to purchase the facilities the combined company leases to them, which could adversely affect its operations.

Some of the combined company’s current tenants have, and some prospective tenants may have, the option to purchase the facilities the combined company leases to them at a price equal to the greater of the original purchase price of the property or fair market value. In the event such tenants and prospective tenants determine to purchase the facilities they lease either during the lease term or at its expiration, the timing of those purchases will be outside of our control and the combined company may not be able to re-invest the capital on as favorable terms, or at all. Any of these purchases could adversely affect the combined company’s cash flow by eliminating lease payments from these tenants, which may have the effect of reducing funds available to pay distributions. As of June 30, 2006, no single tenant representing 5% or more of the combined company’s pro forma revenues had a purchase option.

Liability for uninsured losses could adversely affect the combined company’s financial condition.

Losses from disaster-type occurrences (such as wars, terrorist activities or earthquakes) may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss occur, the combined company could lose its capital investment and/or anticipated profits and cash flow from one or more properties, which in turn could cause the value of its shares and distributions to stockholders to be reduced.

The combined company’s use of debt to finance investments could adversely affect its cash flow.

Most of the investments of CPA®:12 and CPA®:14 have been made by borrowing a portion of the total investment and securing the loan with a mortgage on the property, and the combined company expects to continue to do so in the future. If the combined company is unable to make its debt payments as required, a lender could foreclose on the property or properties securing its debt. This could cause the combined company to lose part or all of its investment which in turn could cause the value of its portfolio, and revenues available for distribution to its stockholders, to be reduced. The combined company will generally borrow on a limited recourse basis to limit its exposure on any property to the amount of equity invested in the property except for certain circumstances such as environmental matters. There is no limitation on the amount which the combined company can borrow on a single property. The combined company may be further subject to debt incurred to finance the transactions.

Balloon payment obligations may adversely affect the combined company’s financial condition.

A majority of the combined company’s financing may require it to make a lump-sum or “balloon” payment at maturity. The combined company’s ability to make balloon payments will depend upon its ability either to refinance the obligation when due, invest additional equity in the property or to sell the property. At the time the balloon payment is due, the combined company may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The combined company’s ability to accomplish these goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available mortgage rates, its equity in the mortgaged properties, its financial condition, the operating history of the mortgaged properties and tax laws. A refinancing or sale could affect the rate of return to stockholders. As of June 30, 2006, scheduled balloon payments for the next five years for the combined company, inclusive of minority interest, were as follows:

2006	$0
2007	$2,291,058
2008	$22,179,748
2009	$75,292,442	(1)
2010	$67,410,480	(1)

(1)	Excludes the combined company’s pro rata share of mortgage obligations from equity investments totaling $52,240,328 in 2009 and $4,198,845 in 2010.

The combined company’s investments in properties outside of the United States subject it to foreign currency risks which may adversely affect distributions.

The combined company is subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. The combined company’s principal currency exposures are to the Euro and the British Pound. The combined company attempts to mitigate a portion of the risk of currency fluctuation by financing its properties in the local currency denominations, although there can be no assurance that this will be effective. As a result, changes in the relation of any such foreign currency to U.S. dollars may affect the combined company’s revenues, operating margins and distributions and may also affect the book value of the combined company’s assets and the amount of stockholders’ equity. Although the combined company has not done so to date, the combined company anticipates that in the future it may engage in direct hedging activities to mitigate the risks of exchange rate fluctuations. If the combined company were to engage in foreign currency exchange rate hedging activities, any income recognized with respect to these hedges (as well as any unhedged foreign currency gain recognized with respect to changes in exchange rates) will generally not qualify as eligible income for purposes of either the 75% gross income test or the 95% gross income test that the combined company must satisfy annually in order to qualify as a REIT. Changes in foreign currency exchange rates used to value a REITs foreign assets may be considered changes in the value of the REITs assets. These changes may adversely affect the combined company’s qualification as a REIT. Further, bank accounts in foreign currency may adversely affect the combined company’s qualification as a REIT.

International investment risks, including adverse political or economic developments, lack of uniform accounting standards (including availability of information in accordance with U.S. Generally Accepted Accounting Principles), uncertainty of foreign laws and the difficulty of enforcing certain obligations in other countries may adversely affect the combined company’s operations and its ability to make distributions.

Foreign real estate investments involve certain risks not generally associated with investments in the United States. These risks include unexpected changes in regulatory requirements, political and economic instability in certain geographic locations, potential imposition of adverse or confiscatory taxes, currency transfer restrictions, expropriation, the difficulty in enforcing obligations in other countries and the burden of complying with a wide variety of foreign laws. Each of these risks might adversely affect the combined company’s performance and impair its ability to make distributions to its stockholders required to maintain its REIT qualification. In addition, there is less publicly available information about foreign companies and a lack of a uniform financial accounting standards and practices (including the lack of available information in accordance with accounting principles generally accepted in the United States of America) which could impair the combined company’s ability to receive timely and accurate financial information from tenants necessary to meet its reporting obligations to financial institutions or governmental or regulatory agencies. Certain of these risks may be greater in emerging markets and less developed countries.

The combined company’s participation in joint ventures creates additional risk.

CPA®:12 and CPA®:14 have participated in joint ventures and purchased properties jointly with other entities. The combined company expects to continue to do so in the future. To date, all of CPA®:12 and CPA®:14’s joint venture partners have been affiliated CPA® REITs; however, the combined company may have unaffiliated joint venture partners in the future. A list of the combined company’s participation in joint ventures is provided on page 196. The total liabilities of the combined company’s joint ventures as of June 30, 2006, on a pro forma basis, consisting primarily of limited recourse mortgage debt, are $680.3 million of which $303.3 million represents the combined company’s proportionate share. There are additional risks involved in joint venture transactions. These risks include the potential of the combined company’s joint venture partner becoming bankrupt and the possibility of diverging or inconsistent economic or business interests of the partner and the combined company. The partition rights of each owner in a jointly owned property could reduce the value of each portion of the divided property. In addition, the fiduciary obligation that the combined company’s advisor may owe to its partner in an affiliated transaction may make it more difficult for the combined company to enforce its rights.

The combined company does not fully control the management of its properties.

The tenants or managers of net lease properties are responsible for maintenance and other day-to-day management of the properties. Because the combined company’s revenues will be largely derived from rents, its financial condition is dependent on the ability of net lease tenants to operate the properties successfully. If tenants are unable to operate the properties successfully, the tenants may not be able to pay their rent, which could adversely affect the combined company’s financial condition.

Payment of fees to the advisor will reduce cash available for investment and distribution.

The advisor will perform services for the combined company in connection with the management and leasing of its properties and the administration of its other investments. Fees payable to the advisor will generally be performance based, except that the advisor will be paid acquisition fees which will be based solely on the total cost of properties and loans acquired by the combined company and asset management fees based upon the value of the properties. Unless the advisor elects to receive common stock in lieu of cash compensation, the combined company will pay the advisor substantial fees for these services, which will reduce the amount of cash available for distribution to its stockholders.

Compliance with the Americans with Disabilities Act may require the combined company to spend substantial amounts of money which could adversely affect its operating results.

The combined company must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures. All of its properties must comply with the applicable portions of the Americans with Disabilities Act and the related regulations, rules and orders, commonly referred to as the ADA, or similar applicable foreign laws. The ADA, for example, has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to persons with disabilities. If the combined company fails to comply with the ADA and other applicable laws, the U.S. or foreign government might impose fines on the combined company and award damages to individuals affected by the failure. In addition, the combined company must operate its properties in compliance with numerous local and foreign fire and safety regulations, building codes and other land use regulations. Compliance with these requirements could require the combined company to spend substantial amounts of money, which could adversely affect the combined company’s operating results. Failure to comply with these requirements may also affect the marketability of the properties.

RISKS RELATED TO AN INVESTMENT IN THE COMBINED COMPANY’S SHARES

There is not, and may never be a public market for the combined company’s shares, so it will be difficult for stockholders to sell shares quickly.

There is no current public market for the combined company’s shares. Also, the charter of the combined company prohibits the ownership of more than 9.8% of its common stock, unless exempted by its board of directors, which may inhibit large investors from desiring to purchase your shares. Moreover, the combined company’s redemption plan includes numerous restrictions that limit your ability to sell your shares to the combined company, and the board of directors may amend, suspend or terminate its redemption plan. The board of directors will determine on a quarterly basis whether the combined company will have sufficient excess cash to repurchase shares.

There can be no assurance that the combined company will have sufficient excess funds to redeem any shares. Additionally, there can be no assurance that a suitable liquidity transaction will be available with respect to your shares or that market conditions for a transaction will be favorable. Therefore, it will be difficult for you to sell your shares promptly or at all. The price received for any shares sold prior to a liquidity event is likely to be less than the proportionate value of the real estate owned by the combined company. Investor suitability standards imposed by certain states may also make it more difficult to sell your shares to someone in those states.

If the combined company fails to qualify as a REIT, that failure could result in a significant tax liability for the combined company and could reduce the value of the combined company’s stock.

Each of CPA®:12 and CPA®:14 believes that it has been organized and has operated in a manner that enables it to qualify as a REIT and each company intends to operate so as to qualify as a REIT through, and in the case of CPA®:14, following the effective time of the merger. If the alternate merger is used, each of Holdings, CPA®:12 and CPA®:14 intends to qualify as a REIT following the effective time of the alternate merger. However, it is possible that CPA®:12 or CPA®:14 has been organized or has operated, or that Holdings, CPA®:12 or CPA®:14 will in the future be organized or operated, in a manner which does not enable it to qualify as a REIT. Qualification as a REIT requires a company to satisfy numerous requirements established under Internal Revenue Code provisions, for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within each company’s control. In order to qualify as a REIT, the combined company must satisfy a number of requirements regarding the composition of the assets and the sources of its gross income. Also, the combined company must make distributions to its stockholders aggregating annually at least 90% of its net taxable income, excluding net capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect, possibly retroactively, CPA®:12’s, CPA®:14’s or Holdings’ ability to qualify as a REIT.

If a company fails to qualify as a REIT in any taxable year, it would, among other things:

•	not be allowed a deduction for distributions to stockholders in computing its net taxable income;

•	be subject to U.S. federal income tax, including any applicable alternative minimum tax, on its net taxable income at regular corporate rates;

•	be subject to increased state and local taxes;

•	unless entitled to relief under certain statutory provisions, be disqualified from treatment as a REIT for the taxable year in which it lost its qualification and the four taxable years following the year during which it lost its qualification; and

•	no longer be required to make distributions to stockholders.

As a result of these factors, CPA®:14’s or Holdings’ failure to qualify as a REIT also could impair its ability to expand its business and raise capital, could substantially reduce the funds available for distribution to its stockholders, and could reduce the value of CPA®:14’s or Holdings’ common stock following the merger.

If it is determined that CPA®:12 failed to qualify as a REIT prior to the merger, the combined company would be required to pay any resulting tax, including tax attributable to the CPA®:12 asset sale, and such tax could be material.

If the alternate merger is used, the failure of CPA®:12 or CPA®:14 to qualify as a REIT would likely result in Holdings’ failure to qualify as a REIT.

In the event the alternate merger is used, in order for Holdings to qualify as a REIT, each of CPA®:12, CPA®:14 and Holdings must independently qualify as a REIT, and each will be subject to the risks set forth herein that are identified with respect to the combined company. The failure of either CPA®:12 or CPA®:14 to qualify as a REIT would likely result in the failure of Holdings to qualify as a REIT.

Investments in foreign real estate may prevent the combined company from qualifying as a REIT.

Because CPA®:12, CPA®:14 and/or the combined company will have investments in foreign real property, each will be subject to foreign currency gains and losses. Foreign currency gains are not qualifying income for purposes of the REIT income requirements. To reduce the risk of foreign currency gains adversely affecting the REIT qualification of CPA®:12, CPA®:14 and/or the combined company, any such entity may be required to defer the repatriation of cash from foreign jurisdictions or to employ other structures that could affect the timing, character or amount of income each receives from its foreign investments. No assurance can be given that any such entity will be able to manage its foreign currency gains in a manner that enables it to qualify as a REIT or to avoid U.S. federal and other taxes on its income.

The combined company may need to use leverage to make distributions.

The combined company may incur indebtedness if necessary to satisfy the REIT requirement that the combined company distribute at least 90% of its net taxable income, excluding net capital gains, and to avoid the payment of income and excise taxes. It is possible that the combined company could make distributions in excess of its earnings and profits and, accordingly, that such distributions could constitute a return of capital for U.S. federal income tax purposes. It is also possible that the combined company will make distributions in excess of its income as calculated in accordance with generally accepted accounting principles.

The combined company may pay some taxes.

Even if CPA®:14 (and if the alternate merger is consummated, Holdings and CPA®:12) qualifies as a REIT, it may be subject to U.S. federal, state, local and foreign taxes. First, to the extent a REIT satisfies the 90% REIT distribution requirement, but distributes less than 100% of its net taxable income, it will be subject to U.S. federal income tax (and possibly state and local taxes) on its undistributed income. Second, a REIT will incur a 4% nondeductible excise tax on the amount by which its distributions (or deemed distributions, including amounts upon which we pay tax) in any taxable year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed income from prior years. Third, if a REIT sells certain property held primarily for sale to customers in the ordinary course of business, any gain derived from the sale is subject to a 100% U.S. federal income tax. Fourth, a REIT may be subject to penalty taxes in the event that it fails to meet certain the REIT qualification requirements, but maintains its qualification as a REIT pursuant to certain mitigation provisions of the Internal Revenue Code. Fifth, a REIT may be subject to state, local and foreign taxes on its income and assets. Finally, a REIT may be subject to other taxes in situations and on transactions not presently contemplated.

The Internal Revenue Service may treat sale-leaseback transactions as loans, which could jeopardize the combined company’s REIT qualification.

The Internal Revenue Service, or IRS, may take the position that specific sale-leaseback transactions the combined company will treat as true leases are not true leases for U.S. federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction is so recharacterized, the combined company could fail to qualify as a REIT.

Dividends payable by REITs generally do not qualify for reduced U.S. federal income tax rates.

The maximum U.S. federal income tax rate for dividends payable by domestic corporations to individual domestic stockholders is 15% (through 2010). Dividends payable by REITs, however, are generally not eligible for the reduced rates, except to the extent that they are attributable to dividends paid by a taxable REIT subsidiary or a C corporation, or relate to certain other activities. This is because qualifying REITs generally do not pay U.S. federal income tax on their net taxable income. As a result, the more favorable rates applicable to regular corporate dividends could cause stockholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including the combined company’s common stock.

In addition, the relative attractiveness of real estate in general may be adversely affected by the reduced U.S. federal income tax rates applicable to corporate dividends, which could negatively affect the value of the combined company’s properties.

Possible legislative or other actions affecting REITs could adversely affect the combined company and its stockholders.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the combined company and its stockholders. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to the combined company or its stockholders will be changed.

The power of the combined company’s board of directors to revoke its REIT election without stockholder approval may cause adverse consequences to its stockholders.

The combined company’s organizational documents permit the board of directors to revoke or otherwise terminate its REIT election, without the approval of its stockholders, if it determines that it is not in its best interest to qualify as a REIT. In such a case, the combined company would become subject to U.S. federal income tax on its net taxable income and the combined company would no longer be required to distribute most of its net taxable income to its stockholders, which may have adverse consequences on the total return to its stockholders.

The limit on the number of the combined company’s shares a person may own may discourage a takeover.

The combined company’s charter restricts beneficial ownership of more than 9.8% of the outstanding shares by one person or affiliated group. These restrictions may discourage a change of control and may deter individuals or entities from making tender offers for shares, which offers might be financially attractive to stockholders or which may cause a change in the management of the combined company.

Maryland law could restrict change in control.

Provisions of Maryland law applicable to the combined company prohibit business combinations with:

•	any person who beneficially owns 10% or more of the voting power of the combined company’s outstanding shares, referred to as an interested stockholder;

•	an affiliate who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the combined company’s outstanding shares, also referred to as an interested stockholder; or

•	an affiliate of an interested stockholder.

•	a person is not an interested stockholder if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination must be recommended by the board of directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of the outstanding voting shares and two-thirds of the votes entitled to be cast by holders of voting shares other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholders. These super-majority vote requirements do not apply if the combined company’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. In addition, Maryland law permits various exemptions from the foregoing provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. If applicable, these requirements could have the effect of inhibiting a change in control even if a change in control of the combined company is in its stockholders’ interest.

Stockholders’ equity interests may be diluted.

The combined company’s stockholders do not have pre-emptive rights to any shares of common stock issued by the combined company in the future. Therefore if the combined company issue additional shares of common stock, including issuing additional shares through its distribution reinvestment and share purchase plan or issuing shares to the advisor for payment of fees in lieu of cash, then existing stockholders will experience dilution of their percentage ownership in the combined company.

The board of directors may change its investment policies without stockholder approval, which could alter the nature of your investment.

The bylaws of the combined company require that the independent directors review its investment policies at least annually to determine that the combined company’s policies are in the best interest of the stockholders. These policies may change over time. The methods of implementing the investment policies may also vary, as new investment techniques are developed. Except as otherwise provided in the bylaws, the investment policies, the methods for their implementation, and other objectives, policies and procedures may be altered by a majority of the directors (including a majority of the independent directors), without the approval of the stockholders. As a result, the nature of an investment could change without your consent.

Your investment return may be reduced if the combined company is required to register as an investment company under the investment company act.

The combined company does not intend to register as an investment company under the Investment Company Act of 1940, as amended. If the combined company were to register as an investment company, it would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase its operating expenses.

In general, the combined company expects to be able to rely on the exemption from registration provided by Section 3(c)(5)(C) of the Investment Company Act. In order to qualify for this exemption, at least 55% of its portfolio must be comprised of real property and mortgages and other liens on an interest in real estate (collectively, “qualifying assets”) and at least 80% of its portfolio must be comprised of real estate-related assets. Qualifying assets include mortgage loans, mortgage-backed securities that represent the entire ownership in a pool of mortgage loans and other interests in real estate. In order to maintain its exemption from regulation under the Investment Company Act, the combined company must continue to engage primarily in the business of buying real estate. To maintain compliance with the Investment Company Act exemption, the combined company may be unable to sell assets it would otherwise want to sell and may need to sell assets it would otherwise wish to retain. In addition, the combined company may have to acquire additional income or loss generating assets that it might not otherwise have acquired or may have to forego opportunities to acquire interests in companies that it would otherwise want to acquire and would be important to its investment strategy. If the combined company was required to register as an investment company but failed to do so, it would be prohibited from engaging in its business, and criminal and civil actions could be brought against it. In addition, the combined company’s contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of the combined company and liquidate its business.

You may be subject to additional limitations if you are investing the assets of pension or profit-sharing trusts, Keoghs or IRAs.

If you are investing the assets of a pension, profit sharing, 401(k), Keogh or other retirement plan, IRA or any other employee benefit plan subject to ERISA or Section 4975 of the Internal Revenue Code in shares of the combined company, you should consider:

•	whether your investment is consistent with the applicable provisions of ERISA and the Internal Revenue Code;

•	whether your investment will produce unrelated business taxable income, referred to as UBTI, to the benefit plan; and

•	the combined company’s need to value the assets of the benefit plan annually.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Each of CPA®:12 and CPA®:14 has made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include information regarding synergies, efficiencies, cost savings, revenue enhancements, projected funds from operations, asset portfolios and the timetable for completion of the merger and the CPA®:12 asset sale.

CPA®:12 and CPA®:14’s forward-looking statements in this document also include, among other things, statements regarding their intent, belief or expectations and can be identified by the use of words such as “may,” “will,” “should,” “would,” “seeks,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” and other comparable terms. For those statements, CPA®:12 and CPA®:14 claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

You should understand that the following important factors, in addition to those discussed in “Risk Factors” and elsewhere in this joint proxy statement/prospectus could affect the future results of the combined company after completion of the merger and the CPA®:12 asset sale, and could cause actual results or other outcomes to differ materially from those expressed in the forward-looking statements contained in this joint proxy statement/prospectus:

•	legislative, regulatory, or other changes in the real estate industry which increase the costs of, or otherwise affect the operations of, CPA®:12, CPA®:14 or the combined company following the merger;

•	competition for tenants with respect to new leases and the renewal or rollover of existing leases;

•	the ability of CPA®:12’s, CPA®:14’s or the combined company’s tenants to operate their businesses in a manner sufficient to maintain or increase revenue and to generate sufficient income to make rent payments;

•	changes in national or regional economic conditions, including changes in interest rates and the availability and cost of capital to CPA®:12, CPA®:14 or the combined company;

•	failure to complete the merger and the CPA®:12 asset sale; and

•	potential liability under, and change in, environmental, zoning, tax and other laws.

CPA®:12 stockholders and CPA®:14 stockholders are cautioned not to place undue reliance on forward-looking statements. They give expectations about the future and are not guarantees, and speak only as of the date of this document.

THE MERGER AND THE CPA®:12 ASSET SALE

General

The merger agreement provides that CPA®:12 will merge with and into CPA®:14. In the merger, each share of CPA®:12 common stock issued and outstanding immediately before the completion of the merger will be converted into the right to receive .8692 shares of CPA®:14 common stock, except for shares held by parties who elect to receive cash in lieu of shares of CPA®:14 stock, and parties who exercise and are entitled to appraisal rights.

The properties being acquired by CPA®:14 in the merger are all of the properties of CPA®:12 that have remaining lease terms of more than eight years. Pursuant to the asset sale agreement, immediately prior to the merger, all of the properties or interests in properties owned by CPA®:12 with leases that expire on or before 2014 are being sold to W. P. Carey in the CPA®:12 asset sale for approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt previously incurred to finance the acquisition of the properties or to refinance such original third party mortgage debt. Each of the purchase price and the amount of third party mortgage debt to be assumed by W. P. Carey under the asset sale agreement is subject to reduction if any of the properties identified in the asset sale agreement is sold to unaffiliated third parties prior to the merger. The length of the remaining lease term was the only criteria used to determine which properties would be sold to W. P. Carey.

Prior to the closing of the merger, CPA®:12 intends to pay a special cash distribution of $3.00 per share out of the proceeds of the sale of assets identified for sale as part of the CPA®:12 asset sale and distribute a non-transferable right to receive additional cash consideration if W. P. Carey sells any properties it acquires from CPA®:12 within six months after the closing of the CPA®:12 asset sale or subsequently pursuant to a definitive agreement entered into within six months after the closing of the CPA®:12 asset sale, for an amount, net of expenses and fees incurred by W. P. Carey associated with the purchase and sale of such properties, in excess of the price paid to CPA®:12 in the CPA®:12 asset sale. CPA®:12 will pay an additional cash distribution of at least $0.16 as a result of the sale of one property that was originally included in the CPA®:12 asset sale to an unaffiliated third party. Such additional cash distributions are subject to further increase if other properties that were originally included in the CPA®:12 asset sale are sold at a price in excess of the contract price prior to the closing of the merger or pursuant to a contract entered into within six months thereafter.

This joint proxy statement/prospectus constitutes a prospectus of CPA®:14, which is a part of the registration statement on Form S-4 filed by CPA®:14 with the SEC under the Securities Act of 1933, as amended, in order to register the shares of CPA®:14 common stock to be issued to CPA®:12 stockholders in the merger, or Holdings shares if the alternate merger is consummated. It also constitutes a proxy statement of CPA®:14 in connection with the solicitation of the approval by CPA®:14 stockholders of the merger, and a proxy statement of CPA®:12 in connection with the solicitation of the approval by CPA®:12 stockholders of the merger and the CPA®:12 asset sale to W. P. Carey.

Background of the Merger and the CPA®:12 Asset Sale

CPA®:12 was formed on July 30, 1993 and has raised investment capital through various offerings of securities. CPA®:12 is an investment vehicle with a professionally managed portfolio of net leased real estate. In general, CPA®:12’s original objectives were to:

•	pay quarterly distributions to stockholders at an increasing rate that may be partially free from current taxation;

•	purchase a portfolio of net-leased real estate that would increase in value;

•	increase the company’s equity in its real estate by making regular mortgage principal payments; and

•	provide a liquidity event for its stockholders beginning approximately eight to twelve years after the net proceeds of the initial public offering had been substantially invested if CPA®:12 shares were not then listed on a national securities exchange.

Virtually all of the net proceeds from offerings of CPA®:12 shares have been invested in real estate. The board of directors of CPA®:12 believes CPA®:12 has met its original objectives of providing stockholders with cash distributions from operations and preserving capital.

Because CPA®:12 expected to hold its investments for a number of years after its formation, CPA®:12 did not focus on the sale of CPA®:12’s properties in the early years of its existence. Instead, CPA®:12 concentrated on making suitable investments and managing its properties efficiently in order to maximize the cash flow from the properties.

CPA®:14 substantially completed the investment of funds raised through public offerings of its common stock in November 2001. Since that time, CPA®:14, through its advisor, has primarily focused on actively managing its portfolio of assets and disposing of assets from time to time as attractive opportunities to do so arise. CPA®:14’s board of directors expects to begin considering liquidity alternatives for CPA®:14 and its stockholders within the next three to seven years. A liquidity event could take the form of a public listing of CPA®:14’s common stock, a merger with a third party or another CPA®REIT, a sale of assets to a third party or another CPA®REIT or a combination of one or more of the foregoing. It is possible that no suitable liquidity alternative will be identified within the next three to seven years.

During 2005, as the originally contemplated period for considering CPA®:12’s liquidity options approached, the board of directors of CPA®:12 decided to explore which strategic alternatives might be available to CPA®:12 for enhancing stockholder value. As part of this process, in September 2005, CPA®:12’s advisor analyzed and presented various liquidity options to the CPA®:12 board for consideration. Such options included listing CPA®:12’s shares on a national securities exchange, the sale of part of CPA®:12’s portfolio, the sale of CPA®:12’s entire portfolio in a single transaction or related series of transactions and the sale of CPA®:12’s properties on a property by property basis to third parties.

CPA®:12 engaged a third party appraiser to provide an appraisal of the assets of CPA®:12 as of October 31, 2005 and further engaged such appraiser to update the valuations to December 31, 2005.

The boards of directors of CPA®:12 and CPA®:14 each held regularly scheduled meetings in December 2005. The directors of CPA®:12 continued their previous discussions of liquidity alternatives and began to discuss a related partial asset sale to W. P. Carey and a merger with CPA®:14 as a means to satisfy its goals for a liquidity transaction. CPA®:12 determined that such merger could possibly be structured as a non-taxable transaction for stockholders, would provide stockholders with an alternative for more immediate liquidity (through a cash option) and would allow stockholders to own a larger W. P. Carey managed entity with similar investment objectives to CPA®:12.

At the December 2005 meeting of CPA®:14’s board of directors, representatives of CPA®:14’s advisor presented the concept of a combination of CPA®:12 and CPA®:14. Mr. John Park, W. P. Carey’s Managing Director-Strategic Planning, reviewed with CPA®:14’s board the characteristics of CPA®:12’s portfolio that would make the transaction potentially attractive to CPA®:14, including that the assets are of a high quality, are well diversified by geography and tenant and have a book value/leverage ratio of approximately 50%. These characteristics of CPA®:12’s portfolio are similar to CPA®:14’s portfolio of properties. The transaction would enable CPA®:14 to acquire a large portfolio of net-leased properties in an efficient transaction in which CPA®:14’s transaction expenses would be relatively low and due on sale clauses of mortgage indebtedness on the properties would not be triggered because the assets would continue to be managed by affiliates of W. P. Carey. Mr. Park advised the CPA®:14 board that W. P. Carey would be willing to acquire the assets of CPA®:12 that had lease terms of eight years or less prior to the merger so that those assets would not negatively impact the weighted average lease term of CPA®:14’s portfolio after giving effect to the transaction. The board of directors engaged in a discussion of the potential benefits and risks associated with the transaction. In particular, the board of directors considered the beneficial effects that having a larger, high-quality, income producing portfolio of assets could have on a future liquidity transaction for CPA®:14’s stockholders. During the discussion, the representatives of W. P. Carey confirmed that CPA®:14 would not be expected to pay acquisition fees to its advisor in respect of properties acquired from CPA®:12, nor would CPA®:14 pay disposition fees to its advisor if CPA®:14 subsequently disposes of such assets.

The appraisal of CPA®:12’s real estate assets continued through February 2006. CPA®:14 engaged the same appraisal firm to appraise its real estate assets as of December 31, 2005 because CPA®:14 is required to advise its stockholders of its net asset value as of the end of each fiscal year.

At a regularly scheduled meeting held in March 2006, CPA®:14’s board continued to discuss the possible acquisition of CPA®:12. CPA®:14’s board determined to form a special committee of independent directors to review further the proposed transaction. The independent directors of CPA®:14 at the time were Trevor P. Bond, Charles E. Parente and James D. Price. It was determined that Mr. Bond would serve as the special committee because Mr. Price was also a member of the board of directors of CPA®:12 and Mr. Parente would be standing as a candidate for election to the board of directors of W. P. Carey. In March 2006, CPA®:14’s board of directors adopted a resolution authorizing the formation of the special committee and delegating to it the sole authority to review and negotiate the terms of the proposed transaction on behalf of CPA®:14, and to make a recommendation to the full CPA®:14 board of directors regarding the transaction, which could include a recommendation to reject the transaction. The special committee was also authorized to retain its own financial and legal advisors. The special committee retained the law firm of Clifford Chance US LLP, or Clifford Chance, to act as its legal advisor. Clifford Chance has acted and continues to act as regular corporate counsel to CPA®:14, CPA®:12 and other CPA®REITs.

In March of 2006, CPA®:12’s board of directors determined to form a special committee and delegate to it the sole authority to review and negotiate the terms of the proposed transaction on behalf of CPA®:12, and to make a recommendation to the full CPA®:12 board of directors regarding the transaction, which could include a recommendation to reject the transaction. The special committee was also authorized to retain its own financial and legal advisors. Such determinations were ratified by subsequent resolutions by the CPA®:12 board of directors. Elizabeth P. Munson and James D. Price, were appointed to the special committee. The board of directors of CPA®:12 consisted of five members at this time, including Ms. Munson, Mr. Price, Mr. Parente, Mr. Wm. Polk Carey and Mr. Gordon F. DuGan. Messrs. Carey and DuGan were not independent directors because they are affiliated with CPA®:12’s advisor. Mr. Parente was an independent director at this time, however, his tenure was due to expire at the upcoming annual meeting of CPA®:12 stockholders in June 2006, at which time he was expected to become an independent director of W. P. Carey. The law firm of Greenberg Traurig, LLP, or Greenberg Traurig, was retained to represent the special committee of CPA®:12 in March 2006.

In April 2006, Mr. Price resigned from CPA®:14’s board of directors and following his resignation, Gordon F. Dugan also resigned from CPA®:14’s board in order to maintain a majority of independent directors of the board of directors, as provided in CPA®:14’s bylaws.

Representatives of Clifford Chance, Greenberg Traurig, Reed Smith, LLP (special real estate transaction counsel), or Reed Smith, and W. P. Carey met on May 9, 2006 for initial discussions regarding the structure of the potential merger and the CPA®:12 asset sale.

The initial purchase price offered to CPA®:12 by CPA®:14 and W. P. Carey was for an aggregate of $748.6 million of its real estate assets based on a third party valuation as of December 31, 2005 adjusted by its other assets and liabilities as of March 31, 2006. CPA®:12 subsequently sold a property located in Sunnyvale, California for $10.4 million and approved a plan along with CPA®:14 and CPA®:15 to terminate a master lease with Starmark Holdings, to re-lease ten of the fifteen properties to three new tenants, sell four properties, repay the existing debt and obtain new financing. The purchase price was then reduced to $735.7 million due to the sale and an updated valuation to reflect the restructuring.

In May 2006, CPA®:12’s special committee met with several investment banking firms to review their qualifications for acting as an independent financial advisor to the CPA®:12 special committee, including a review of any past or existing relationships between the firms and W. P. Carey. In May 2006, the special committee of CPA®:12 engaged Stifel, Nicolaus & Company, Incorporated, or Stifel Nicolaus, to provide its opinion as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of CPA®:12 (other than affiliates of CPA®:12) in connection with each of the merger with CPA®:14, the CPA®:12 asset sale and the merger and the CPA®:12 asset sale taken as a whole. The special committee entered into an engagement letter with Stifel Nicolaus providing for a fixed fee to be paid to it by CPA®:12 for Stifel Nicolaus’ services.

In May 2006, CPA®:14’s special committee met with several investment banking firms to review their qualifications for acting as an independent financial advisor to the CPA®:14 special committee, including a review of any past or existing relationships between the firms and W. P. Carey. CPA®:14’s special committee selected the firm of Friedman, Billings, Ramsey & Co., or FBR, to act as its financial advisor. The special committee entered into an engagement letter with FBR on June 2, 2006 which provided for a fixed fee to be paid by CPA®:14 upon the rendering of an opinion as to the fairness, from a financial point of view, to CPA®:14 of the consideration to be paid in the merger.

Clifford Chance prepared a draft merger agreement which was reviewed with CPA®:14’s special committee before being distributed to CPA®:12 and its counsel and W. P. Carey and its counsel, Davis Polk & Wardwell LLP, on May 19, 2006. CPA®:14’s special committee advised W. P. Carey that CPA®:14 would require that CPA®:12’s advisor enter into an indemnification agreement with CPA®:14 under which the advisor would agree to put any fees it earned in respect of the merger “at risk” by agreeing to indemnify CPA®:14 for any losses arising from a breach of CPA®:12’s representations and warranties under the merger agreement that have a material adverse effect on CPA®:14 after the merger. Clifford Chance prepared a draft indemnification agreement which was distributed to W. P. Carey and its counsel on May 30, 2006.

Greenberg Traurig received the draft merger agreement on May 19, 2006 and with extensive consultation with the special committee and Stifel Nicolaus in various subsequent communications negotiated concessions and revisions to the merger agreement on behalf of CPA®:12, such as reduced representations given by CPA®:12, increased reciprocal representations given by CPA®:14 to CPA®:12, a reasonable best efforts standard, a revised material adverse effect clause, limited conditions to closing, reduction of the circumstances in which the expense reimbursement would be paid by CPA®:12 to CPA®:14 and more circumscribed termination rights.

Representatives of Clifford Chance and Greenberg Traurig held a meeting on May 30, 2006 to further review and negotiate the draft merger agreement. Representatives of Reed Smith attended portions of the meeting, as did Douglas E. Barzelay, General Counsel of W. P. Carey, and John Park.

On June 6, 2006, the boards of directors of CPA®:12 and CPA®:14 each held a regularly scheduled quarterly meeting. All directors attended in person. During these meetings, representatives of W. P. Carey discussed with the boards of directors of CPA®:12 and CPA®:14 a significant restructuring that was being undertaken with respect to one of CPA®:12’s assets. As a result of the restructuring, it was decided that an updated cash flow analysis reflecting the proposed new lease terms for the restructured asset should be procured from the third party appraisal firm. Following completion of their regular business, the special committees of each of CPA®:12 and CPA®:14 held separate meetings with their respective financial and legal advisors. During the meeting of CPA®:14’s special committee, FBR updated the committee on the status of its valuation analysis. The representatives of FBR described the visits they had conducted to CPA®:12’s largest assets and the different valuation analyses they were performing. After FBR answered detailed questions from the CPA®:14’s special committee, the meeting was adjourned.

On June 18, 2006, Reed Smith circulated a draft of an asset sale agreement relating to the CPA®:12 asset sale. Greenberg Traurig, with extensive consultation with CPA®:12’s special committee, and Stifel Nicolaus negotiated concessions and revisions on behalf of CPA®:12 such as reduced representations given by CPA®:12, a reasonable best efforts standard, limited conditions and termination rights consistent with that of the merger agreement.

Negotiations and discussions of the draft merger agreement, indemnification agreement and asset sale agreement continued among the legal advisors to the special committees of CPA®:12 and CPA®:14 the legal advisors to CPA®:14 and W. P. Carey and their respective principals.

Stifel Nicolaus participated in the negotiation of the merger agreement and the asset sale agreement throughout the process and consulted with CPA®:12’s special committee and Greenberg Traurig, and updated the special committee on the progress of and details regarding its fairness analysis and how it might affect the terms of the transactions on an ongoing basis, including at meetings on June 5, June 6, June 15, June 27, June 28 and June 29, 2006.

CPA®:14 had initially proposed that a portion of CPA®:12’s properties become part of a Section 1031 tax-deferred exchange concurrent with the merger. After consideration of the potential risks that such a structure could result in CPA®:12 stockholders being subjected to higher levels of taxation than if all the properties being acquired by CPA®:14 were acquired through the contemplated merger, the parties agreed that they would not seek to engage in the proposed Section 1031 tax-deferred exchange.

On behalf of CPA®:12’s special committee, CPA®:12’s representatives sought protection for the purchase price of the assets to be sold to W. P. Carey given the fact that W. P. Carey had represented to Stifel Nicolaus that it was actively marketing the properties for sale. After discussions with Stifel Nicolaus, W. P. Carey agreed with CPA®:12 to pay contingent consideration to CPA®:12 stockholders equal to the profit, if any, that W. P. Carey may obtain on the sale of any of the properties purchased under the CPA®:12 asset sale, less certain fees and expenses, if the properties were sold during the first six months following closing or where a contract to sell such properties was entered into during such six month period and the properties were subsequently sold.

On a June 20, 2006 call between W. P. Carey and Greenberg Traurig, W. P. Carey reaffirmed its previously stated belief that it was due and that it intended to seek payment of any and all fees due under the acquisition services agreement in connection with the change in control and sale of CPA®:12 and to its subsidiaries any related termination of such agreement. At a June 21, 2006 CPA®:12 special committee meeting, Greenberg Traurig advised CPA®:12’s special committee of W. P. Carey’s position on the fees.

On June 22, 2006, the CPA®:14 special committee held a meeting with representatives of W. P. Carey during which they provided CPA®:14’s special committee with an update on the ongoing discussions between CPA®:12 and its advisor regarding the fees payable to the advisor in connection with the merger. CPA®:14’s special committee advised the representatives of W. P. Carey that CPA®:14 expected that any fees payable by CPA®:12 to its advisor in connection with the merger and the termination of the CPA®:12 advisory agreement and the acquisition services agreement as a result of the merger would be paid solely by CPA®:12 and that CPA®:14 would not agree to assume any such obligations in or after the merger. CPA®:14’s special committee directed its legal advisors to contact the legal advisors to CPA®:12 to make them aware of CPA®:14’s position on the matter.

The respective legal advisors discussed the matter shortly after the adjournment of the June 22, 2006 CPA®:14 special committee meeting. In light of the fact that CPA®:14 already has the CPA®:14 advisory agreement and did not require two such agreements and CPA®:14’s stockholders had not participated in the appreciation of CPA®:12’s assets as CPA®:12’s stockholders have, CPA®:14 was unwilling to proceed with the merger unless all liabilities and obligations of any nature (fees or otherwise) under the acquisition services agreement and the advisory agreement were fully extinguished by W. P. Carey and CPA®:12 prior to the effective time of the merger.

At a CPA®:12 special committee meeting on June 22, 2006, Greenberg Traurig communicated CPA®:14’s position that there be no risk that CPA®:14 could inherit an obligation to pay fees relating to the sale of CPA®:12’s properties. On June 23, 2006, the CPA®:12 special committee determined to offer a negotiated compromise to the advisor regarding the fees in order to extinguish liabilities for CPA®:12’s fees prior to the merger and the parties agreed to the offered compromise on such date. CPA®:12’s special committee decided to offer to mutually terminate, with the advisor, the acquisition services agreement immediately prior to the CPA®:12 asset sale and the merger, and in connection therewith CPA®:12 would pay the advisor the termination fee but no other fees under the agreement, other than the subordinated disposition fee. CPA®:12 and the advisor agreed also that all fees due under the CPA®:12 advisory agreement would be paid as of the closing and that the CPA®:12 advisory agreement would be similarly terminated. In exchange, in the asset sale agreement, W. P. Carey and its affiliate agreed expressly for the benefit of CPA®:12 and CPA®:14, to waive and to permanently discharge any rights to collect any other fees under the acquisition services agreement or the CPA®:12 advisory agreement, or otherwise claim any breach or make any other claim in respect of those agreements.

Stifel Nicolaus continued to review the calculations of net asset value of CPA®:12 and believed that the actual amount of transaction costs related to the CPA®:12 asset sale merited an increase in CPA®:12’s net asset value by $0.10 per share because the actual costs would be lower than the level of costs assumed in the calculation. After discussion among the parties, the net asset value of CPA®:12 was revised to reflect such actual costs. The increase in consideration did not affect the contingent consideration previously offered by W. P. Carey.

Through June 27, 2006, the parties and their respective legal and financial advisors continued to engage in discussions and negotiations of the principal transaction documents, including the merger agreement, the asset sale agreement and the indemnification agreement. The financial advisors to the special committees of CPA®:12 and

CPA®:14 were provided information regarding the updated appraisal of the CPA®:12 and CPA®:14 asset that was subject to a significant restructuring.

On June 28, 2006, CPA®:14’s special committee met with its legal and financial advisors. The principal purpose of the meeting was for the representatives of FBR to deliver their fairness opinion analysis to CPA®:14’s special committee. Following FBR’s presentation and a discussion period with the special committee, representatives of FBR reviewed the financial terms of the proposed transaction and orally advised the special committee of FBR’s opinion that the proposed exchange ratio was fair, from a financial point of view, to CPA®:14’s stockholders. The representatives of FBR further advised the special committee that they were prepared to confirm their opinion in writing.

At the meeting of the special committee of CPA®:12’s board of directors held on June 29, 2006, Greenberg Traurig reviewed the terms of the merger agreement and the asset sale agreement and the fiduciary duties of a director of a Maryland company, and Stifel Nicolaus reviewed the valuations underlying its fairness analysis and delivered its opinion to the special committee that the consideration to be received by the stockholders of CPA®:12 (other than affiliates of CPA®:12) in connection with each of the merger with CPA®:14, the CPA®:12 asset sale and the merger and the CPA®:12 asset sale taken as a whole, was fair from a financial point of view.

After hearing presentations and carefully considering the matter, the CPA®:12 special committee determined that each of the merger with CPA®:14, the CPA®:12 asset sale and the merger and the CPA®:12 asset sale taken as a whole, was in all respects on such terms as at such time and under the circumstances then prevailing, fair and reasonable to the stockholders, that the terms of such transactions were at least as favorable as the terms then prevailing for comparable transactions made on an arm’s-length basis, and that such transactions were advisable and in the best interests of the stockholders. Accordingly, CPA®:12’s special committee resolved to recommend to the board of directors the entering into and performance of the asset sale agreement and the merger agreement, and the transactions contemplated thereby, and an amendment to CPA®:12’s bylaws providing for a clarification, relating to CPA®:12’s performance of the asset sale agreement and the merger agreement and the transactions contemplated thereby.

After the special committee meetings of CPA®:14 and CPA®:12 on June 28 and 29, 2006, respectively, on June 29, 2006, the special committees of each of CPA®:12 and CPA®:14 participated in full board of directors meetings of each of CPA®:12 and CPA®:14 to consider the approval of the merger and, in the case of CPA®:12, the CPA®:12 asset sale and the other transactions contemplated by the merger agreement.

At the meeting of the full board of directors of CPA®:12 on June 29, 2006 including the special committee, CPA®:12’s special committee reviewed with the full board of directors the key terms of the merger agreement and the asset sale agreement and the fiduciary duties of a director of a Maryland company, together with Greenberg Traurig, reviewed the presentation and opinion of Stifel Nicolaus, the financial advisor to the special committee, and the special committee reviewed its own determinations that each of the merger with CPA®:14, the CPA®:12 asset sale and the merger and the CPA®:12 asset sale taken as a whole, was in all respects on such terms as at such time and under the circumstances then prevailing, fair and reasonable to the stockholders, that the terms of such transactions were at least as favorable as the terms then prevailing for comparable transactions made on an arm’s-length basis, and that such transactions were advisable and in the best interests of the CPA®:12 stockholders and delivered its recommendation to the board of directors of CPA®:12 that the full board of directors approve the execution of the merger agreement and the asset sale agreement and the transactions contemplated by those agreements and further approve an amendment to the bylaws of CPA®:12 providing for a clarification relating to CPA®:12’s performance of the asset sale agreement and the merger agreement, and the transactions contemplated thereby.

After hearing such presentations and carefully considering the matter, the board of directors of CPA®:12 determined that each of the merger with CPA®:14, the CPA®:12 asset sale and the merger and the CPA®:12 asset sale taken as a whole, was in all respects on such terms as at such time and under the circumstances then prevailing, fair and reasonable to the stockholders, that the terms of such transactions were at least as favorable as the terms then prevailing for comparable transactions made on an arm’s-length basis, and that such transactions were advisable and in the best interests of the stockholders. Accordingly, the board of directors of CPA®:12 adopted and approved the various transaction agreements and, among other matters, approved the execution of the merger agreement and the asset sale agreement and the transactions contemplated by those agreements. The board of directors did not consist of a majority of independent directors at such time, but both members of the special committee were independent. James D. Price did not participate in any deliberations regarding the merger on behalf of CPA®:14 during his tenure as a CPA®:14 independent director and resigned his position with CPA®:14 prior to CPA®:12’s special committee delivering its recommendation to the full board of directors of CPA®:12.

During the meeting of CPA®:14’s board, representatives of Clifford Chance reviewed with the board of directors the fiduciary duties of a director of a Maryland company. Mr. Bond reported on the results of the fairness opinion analysis conducted by FBR and reported that FBR had delivered its oral opinion that the exchange ratio was fair, from a financial point of view, to the stockholders of CPA®:14. Mr. Bond also advised the board of directors that it was the recommendation of the CPA®:14 special committee that the merger and the other transactions contemplated by the merger agreement be approved and declared advisable. Following discussion, CPA®:14’s board of directors unanimously approved the merger with CPA®:12 and the other transactions contemplated by the merger agreement as being advisable and in the best interests of CPA®:14’s stockholders.

On June 29, 2006, the parties executed the merger agreement and the asset sale agreement and announced the transactions by filing Current Reports on Form 8-K on June 30, 2006.

CPA®:12’s Reasons for the Merger and the CPA®:12 Asset Sale

After considering CPA®:12’s objectives with respect to a liquidity transaction for its stockholders, at a meeting of the board of directors on June 29, 2006, the CPA®:12 board has determined that each of the merger with CPA®:14, the CPA®:12 asset sale and the merger and the CPA®:12 asset sale taken as a whole, was in all respects on such terms as at such time and under the circumstances then prevailing, fair and reasonable to the stockholders, that the terms of such transactions are at least as favorable as the terms then prevailing for comparable transactions made on an arm’s-length basis, and that such transactions are advisable and in the best interests of the stockholders. The merger and the CPA®:12 asset sale, taken together, provide the desired objectives of liquidity through the cash election in the merger, the ability of stockholders to remain invested in a W. P. Carey managed entity and to control the timing of capital gains recognition, and through an efficient transaction with a high level of certainty of completion and relatively low cost. The CPA®:12 board received the recommendation of the special committee, the advice of CPA®:12’s advisor, and that of the financial advisors and counsel of CPA®:12’s special committee throughout its consideration of the transactions contemplated by each of the merger agreement and the asset sale agreement and each of the CPA®:12 board and the special committee consulted extensively with the advisor of CPA®:12, and their respective financial and legal advisors, and considered a variety of factors. In making its determination with respect to the transactions contemplated by the merger agreement and the asset sale agreement, the CPA®:12 board and the special committee considered the following positive factors:

•	the initial intention of CPA®:12 to provide liquidity to its stockholders beginning eight to twelve years after substantially investing the net proceeds of its initial public offering;

•	the appraised market value of the portfolios, as well as the financial performance, financial condition, business operations and prospects of each of CPA®:12 and CPA®:14, independently and as a combined entity;

•	the merger transaction, with an uncapped stock election, will provide an opportunity for CPA®:12’s stockholders to share in any future stock price appreciation of CPA®:14;

•	stockholders of CPA®:12 who elect to receive common stock should be able to do so on a non-taxable basis;

•	the merger will allow CPA®:12’s stockholders to own shares of a larger W. P. Carey managed entity, which among other things could provide the combined company with greater cash flow stability due to a larger, more diversified portfolio;

•	the benefit that would be provided to certain of CPA®:12’s stockholders by providing a cash alternative to stockholders who do not wish to receive shares of CPA®:14 common stock;

•	CPA®:12’s board and special committee’s belief that given CPA®:12’s capitalization and the likely difficulty of growing significantly in the near future, CPA®:12’s shares, if listed on a national securities exchange, would trade at a price which may not equal or exceed the net asset value of CPA®:12’s assets and may not be as advantageous to current CPA®:12 stockholders as the merger and the CPA®:12 asset sale;

•	CPA®:12’s board and special committee’s belief that externally managed entities such as CPA®:12 tend to trade on national securities exchanges at lower valuations than internally managed entities and that it might be difficult to generate sufficient interest among potential purchasers of the listed shares to maintain share value in the range of the appraised value of the properties;

•	CPA®:12’s board and special committee’s belief that stockholders who would prefer to liquidate their interests in CPA®:12 might realize more by taking cash in the merger than they would receive if they were to sell their shares immediately after a listing of such shares on a national securities exchange;

•	the limited nature of the closing conditions included in the merger agreement and the asset sale agreement, including regulatory consents and requisite approvals of CPA®:12’s and CPA®:14’s stockholders, and the fact that most conditions are qualified by reference to a material adverse effect, which the CPA®:12 board believes is a standard that enhances deal probability;

•	the provisions in the merger agreement that permit the CPA®:12 board under specified circumstances to withdraw its recommendation that the stockholders vote in favor of the merger or to recommend a superior proposal to the stockholders and terminate the merger agreement and asset sale agreement so as to enter into an agreement with respect to that superior proposal, upon payment of the expense reimbursement provided for in the merger agreement;

•	the absence of a typical ‘break-up fee’ under the merger agreement, making it financially more attractive for a third party to make a competing offer after signing and public announcement and for CPA®:12 to accept such offer, than would be the case if there were such a ‘break-up fee’;

•	the other terms of the merger agreement, including that the exchange ratio is fixed and does not adjust in the event the net asset value of CPA®:12’s properties decreases before closing;

•	the other terms of the asset sale agreement, including the provision for each CPA®:12 stockholder to receive a non-transferable right to receive additional cash consideration upon certain sales by W. P. Carey of any properties acquired from CPA®:12 in the CPA®:12 asset sale, the representations and warranties of CPA®:12 and W. P. Carey and the affirmative and negative covenants of CPA®:12, W. P. Carey and Carey Asset Management;

•	the opinion, analyses and presentation of Stifel, Nicolaus & Company, Incorporated described below under “Opinion of Financial Advisor to the Special Committee of CPA®:12,” including the opinion of Stifel Nicolaus to the special committee, as investment bankers, to the effect that, as of June 29, 2006, and based upon the assumptions made and matters considered as set forth in the opinion, the consideration in each of the merger and the transactions contemplated thereby, the CPA®:12 asset sale and the transactions contemplated thereby, and the merger and the CPA®:12 asset sale taken together, and the transactions contemplated thereby, was fair, from a financial point of view, to the stockholders of CPA®:12. A copy of Stifel Nicolaus’ written opinion to the special committee of the CPA®:12 board dated as of June 29, 2006 is attached as Appendix C to this joint proxy statement/prospectus;

•	the fact that statutory appraisal rights in certain limited circumstances would be available in connection with the merger to CPA®:12’s stockholders;

•	the probability of completing the CPA®:12 asset sale and merger transactions with W. P. Carey and CPA®:14, respectively, and the lower transaction costs, as compared to a sale of CPA®:12’s entire portfolio to unrelated third parties, which may involve difficulties and higher costs including that:

•	it might be difficult to liquidate the entire portfolio in a single outside transaction;

•	it was possible that portions of the portfolio would be sold over a period of years, and that by selling different properties in different years CPA®:12’s stockholders would have little control over the timing of the recognition of taxable income, making individual tax planning difficult;

•	over the course of a liquidation that was not conducted all at once, the fixed operating expenses of CPA®:12 would continue at approximately the same rate but would become a larger percentage of cash flow and revenues as CPA®:12’s asset base declined over time, thereby reducing the total net amount realized from the sale;

•	the transactions will not require the prepayment of any mortgages to which the CPA®:12 properties are subject, and therefore no prepayment penalties, which may be substantial, will be paid;

•	the transaction costs associated with separate sales of each property could become significant, thus decreasing return to stockholders; for example, mortgages would have to be assumed by purchasers or prepaid, possibly with associated fees and penalties;

•	CPA®:12 might be required to incur additional costs associated with additional surveys, environmental reviews, and real estate commissions;

•	W. P. Carey has significant experience in executing transactions similar to the proposed merger and based on this experience the CPA®:12 board and special committee believe that the transaction can be executed faster and with more certainty than a transaction with an unrelated third party;

•	because the management of CPA®:12 and CPA®:14 consists of substantially the same individuals, the transactions require less due diligence than would otherwise occur with an unrelated third party, reducing transaction costs and making the execution of the transactions more certain;

•	the transaction with CPA®:14 does not trigger the right of purchase in any of the leases on the properties being sold and if the properties were sold to an unrelated third party, the tenants of several of the properties would have the right to purchase the property being sold, which if exercised in sufficient numbers would delay the transaction and the potential purchaser of the portfolio might decide not to complete the transaction; and

•	a sale to an unrelated third party would not offer CPA®:12’s stockholders the option to retain an interest in a W. P. Carey managed entity without recognizing capital gain for U.S. federal income tax purposes.

The CPA®:12 board and the special committee also considered the following potentially negative factors in their deliberations concerning the merger agreement and the asset sale agreement:

•	the fact that, because the exchange ratio is fixed in the merger agreement, a decline in the net asset value of CPA®:14’s shares of common stock, unmatched by a similar decline in the net asset value of CPA®:12’s shares of common stock, or an increase in the net asset value of CPA®:12’s shares of common stock without a similar increase in the net asset value of CPA®:14’s shares, reduces the net asset value of the consideration to be received by CPA®:12 stockholders who elect to receive shares of CPA®:14 in the merger;

•	the fact that W. P. Carey may not sell or agree to sell any properties acquired from CPA®:12 in the CPA®:12 asset sale within the specified period, and accordingly there is a likelihood that the right to receive additional consideration may be of no value to CPA®:12’s stockholders;

•	the fact that W. P. Carey and CPA®:14 are affiliated entities that are managed by a substantially similar management team, and that there were conflicts of interest inherent in the advisor’s role as an advisor to both entities where the management of CPA®:12 was acting not only in the interests of CPA®:12, but also in the interests of W. P. Carey and CPA®:14, as participants in the merger and CPA®:12 asset sale;

•	the various conditions to CPA®:14’s and W. P. Carey’s obligations to complete the merger and the CPA®:12 asset sale, respectively, and the possibility that these transactions would not be completed and in evaluating this risk, the particular circumstances under which CPA®:14 and W. P. Carey could terminate the merger agreement and the asset sale agreement, respectively, and the possible adverse effects on the future liquidity options for CPA®:12 that might result if these transactions were announced and not completed;

•	the risk that the anticipated benefits of the merger to the combined company may not be realized;

•	the expenses to be incurred in connection with pursuing the merger and the CPA®:12 asset sale, including fees payable to the advisor of CPA®:12;

•	the challenges inherent in the merger of two business enterprises the size of CPA®:12 and CPA®:14 and in the sale of assets to W. P. Carey, and the possible diversion of management attention for an extended period of time; and

•	the risk that a different liquidity alternative could ultimately prove to be more beneficial to CPA®:12’s stockholders than the merger and the CPA®:12 asset sale, or could provide more cash to CPA®:12’s stockholders.

The CPA®:12 board and the special committee considered a variety of factors and information and the foregoing discussion of the information and factors which were considered by the CPA®:12 board and the special committee is not intended to be exhaustive. The CPA®:12 board and the special committee did not assign specific weights to the foregoing factors and individual directors may have given different weights to different factors.

Recommendation of the Board of Directors of CPA®:12

The CPA®:12 board believes that the merger, the alternate merger and the CPA®:12 asset sale are advisable and in the best interests of CPA®:12 and its stockholders. Accordingly, at a meeting on June 29, 2006 CPA®:12’s board of directors unanimously declared that the merger, the alternate merger, and the CPA®:12 asset sale are advisable and recommends that the CPA®:12 stockholders approve the merger and the CPA®:12 asset sale proposals.

CPA®:14’s Reasons for the Merger

The decision by CPA®:14’s board of directors to acquire CPA®:12 reflected CPA®:14’s desire to increase its asset base, total real estate value and stockholder value in an efficient transaction at a price that CPA®:14 believes is attractive. The decision process involved, in part, an assessment of the potential risks and benefits of acquiring CPA®:12. During this assessment, CPA®:14’s special committee reviewed historical information, including but not limited to, CPA®:12’s balance sheet and income statements, tenant credit profile, condition, tenant base and competitive position. A significant factor considered by CPA®:14’s board of directors was its belief that the transaction presented an attractive acquisition opportunity for CPA®:14 and its stockholders. In particular, CPA®:14’s board of directors, in approving the merger, considered the benefits and other positive factors discussed below:

•	The opportunity to acquire a large portfolio of complementary, high-quality, net leased commercial properties that complements CPA®:14’s existing portfolio;

•	The opportunity to invest in properties in which the due on sale clauses of mortgage indebtedness on such properties would not be triggered because the assets would continue to be managed by affiliates of W. P. Carey; and

•	The opportunity to increase its asset base by acquiring over $500 million of high quality real estate assets with predictable cash flow encumbered by slightly over $200 million of mortgage debt. Based upon W. P. Carey’s prior experience with the merger of two CPA® REIT’s, in which approximately 50% of the stockholders elected cash consideration, CPA®:14 expects that it will have to incur approximately $80 million of unsecured debt under the $225 million credit line in order to fund cash elections by CPA®:12’s stockholders. Additional indebtedness of this amount will increase CPA®:14’s annual interest expense by approximately $5.6 million, based on an estimated interest rate of 7%, which, after giving effect to the additional cash flow expected to result from acquiring CPA®:12’s assets in the merger, is not expected to have an adverse impact on CPA®:14’s ability to pay distributions. As a result of acquiring CPA®:12’s properties in the merger, annualized contractual lease revenue and interest expense are estimated to increase by approximately $28 million and $10 million, respectively.

Based on discussions with industry experts and observing recent consolidation trends in the REIT industry and the reception of investors to recent IPO’s of smaller REIT’s, CPA®:14 believes that the size of the company’s portfolio will be an important factor in potentially enhancing the success of a future liquidity event for CPA®:14’s stockholders.

•	The opportunity to increase CPA®:14’s revenue and cash flow. CPA®:14’s board of directors believes that the merger should increase its total asset value and result in an increase in CPA®:14’s revenue and cash flow projected for the fiscal year ending December 31, 2006, as compared to CPA®:14 on a stand-alone basis unless 100% of CPA®:12’s stockholders elect to receive cash in the merger;

•	CPA®:14’s board of directors considered the opinion of the financial advisor to its special committee, FBR, to the effect that, as of June 28, 2006 and based on and subject to the assumptions, limitations and qualifications set forth in its opinion, the exchange ratio was fair to CPA®:14 from a financial point of view. This opinion is described under “Opinion of Financial Advisor to the Special Committee of CPA;”

•	CPA®:14’s board of directors reviewed the principal terms and conditions of the merger agreement, including the representations, warranties and covenants of each party and the conditions to each party’s obligation to complete the merger. CPA®:14’s board of directors considered favorably that the terms of the merger agreement are reasonable and protective of CPA®:14’s interests; and

•	CPA®:12’s advisor was willing to indemnify CPA®:14 (or Holdings if the alternate merger is consummated), for up to the amount of fees paid to it in connection with the transaction, for breaches of representations and warranties by CPA®:12 under the merger agreement that result in a material adverse effect on CPA®:14 (or Holdings if the alternate merger is consummated).

CPA®:14’s board of directors also considered and reviewed with management the potentially negative factors listed below relating to the merger.

•	The exchange ratio is fixed and not subject to adjustment. The exchange ratio is derived in part from the results of an appraisal of CPA®:12’s assets as of December 31, 2005, as adjusted, which appraisal was used by CPA®:12 as one of the factors in calculating the per share net asset value of CPA®:12 common stock. Accordingly, an adverse change in the operations and prospects of CPA®:12, general market and economic conditions or other factors which are beyond the control of CPA®:14 may alter the relative value of the companies in a manner adverse to CPA®:14;

•	CPA®:14’s board of directors also considered the fact that if 100% of CPA®:12 stockholders elect to receive cash as the merger consideration, CPA®:14’s annual interest expense would increase by approximately $17.3 million, which would reduce the anticipated positive impact of the merger on CPA®:14’s liquidity and ability to pay distributions;

•	If 100% of CPA®:12’s stockholders elect to receive CPA®:14 stock in the merger, the merger will be dilutive to CPA®:14’s estimated adjusted funds from operations;

•	CPA®:14 board of directors considered the risk that W. P. Carey and its affiliates, including Carey Asset Management Corp., invest in and serve as the advisor to both CPA®:14 and CPA®:12 and will earn significant fees from CPA®:12 in connection with the merger and the CPA®:12 asset sale;

•	CPA®:14’s board of directors considered the fact that W. P. Carey and its affiliates, including Carey Asset Management Corp., will benefit from the merger by continuing to earn significant asset management fees from managing the properties that will be acquired by CPA®:14 from CPA®:12 pursuant to the merger as part of the fees it will earn;

•	CPA®:14’s board of directors considered the fact that W. P. Carey and its affiliates, including Carey Asset Management Corp., will be entitled to earn incentive fees and termination fees in respect of increases in the value of assets after they are acquired by CPA®:14 in the merger, in addition to being reimbursed for their expenses under the CPA®:14 advisory agreement with respect to CPA®:14’s entire portfolio, including assets of CPA®:12 acquired in the merger;

•	CPA®:14’s board of directors considered the risk that CPA®:14 engaged in only limited due diligence with respect to the CPA®:12 real estate to be acquired in the merger and that CPA®:14 will not benefit from an independent due diligence of each property; and

•	CPA®:14’s board of directors considered the risk that the anticipated benefits of the merger may not be fully realized.

CPA®:14’s board of directors and the special committee did not assign specific weights to the foregoing factors and individual directors may have given different weights to different factors. CPA®:14’s board of directors and the special committee considered the positive and negative factors relating to the merger and believed the negative factors to be outweighed by the positive factors.

Recommendation of the Board of Directors of CPA®:14

CPA®:14’s board of directors believes that the merger and the alternate merger are advisable and in the best interests of CPA®:14 and its stockholders. Accordingly, at a meeting on June 29, 2006 CPA®:14’s board of directors unanimously declared that the merger and the alternate merger are advisable and recommends that the CPA®:14 stockholders approve the merger.

Accounting Treatment of the Merger

The merger will be treated as a purchase in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Purchase accounting for a merger is the same as the accounting treatment used for the acquisition of any group of assets. The fair value of the consideration given by CPA®:14 in the merger will be allocated to the assets acquired and liabilities assumed as of the completion of the merger. The financial statements of CPA®:14 will reflect the combined operations of CPA®:14 and CPA®:12 from the closing date of the merger.

Determination of Exchange Ratio

The net asset value of each CPA®:12 share that was used in determining the merger consideration is $13.30. Net asset value is calculated annually by the advisor based in part on a third party appraisal firm’s estimate of the fair market value of CPA®:12’s real property. This amount is then adjusted based on the estimated fair market value of the mortgages encumbering CPA®:12’s real property, estimated disposition costs (including estimates of expenses, commissions, and fees payable to the advisor), and an estimate of CPA®:12’s net other assets and liabilities as of the same date. Net other assets and liabilities consist predominantly of cash, marketable securities, and other current assets and liabilities and are based on unaudited preliminary financial results, and thus may differ from amounts included in CPA®:12’s audited consolidated financial statements. The resulting amount is then divided by the number of shares outstanding to arrive at the net asset value per share. The estimate produced by this calculation is then rounded to the nearest $.10. As of December 31, 2005, the value of each share of CPA®:12 common stock was determined by this methodology to be $13.30. Subsequent to December 31, 2005 an asset that is jointly owned by CPA®:12 and CPA®:14 (as well as by CPA®:15) was restructured. See “Information About CPA®:12 — CPA®:12’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Current Developments and Trends” on page 129 for a more detailed description of this restructuring. As a result of the restructuring, the advisor retained the third party appraiser to perform an updated property cash flow analysis reflecting the proposed new lease terms for the restructured asset, and the December 31, 2005 net asset value of CPA®:12 was adjusted to reflect the restructuring and to take into account the sale of a property owned by CPA®:12 during the first half of 2006 for an amount greater than the appraised value. The resulting value was further adjusted by cash and other assets and liabilities as of March 31, 2006.

The adjusted amount was then used to calculate net asset values attributable to the assets proposed to be acquired by W. P. Carey in the CPA®:12 asset sale, and to the assets proposed to be acquired by CPA®:14 in the merger. These amounts were then divided by the number of shares of CPA®:12 outstanding at March 31, 2006, to arrive at per share amounts, each rounded to the nearest $0.10. The amount of the net asset value attributable to the assets being conveyed in the CPA®:12 asset sale, $3.40 per share, was then adjusted for the proposed special cash distribution of $3.00 per share, with the remaining $0.40 per share cash being included in the assets being conveyed to CPA®:14, which brought the net asset value of those assets to $10.30 per share.

The net asset value of each CPA®:14 share that was used in determining the merger consideration is $11.85. Net asset value is calculated annually by the advisor based in part on a third party appraisal firm’s estimate of the fair market value of CPA®:14’s real property. This amount is then adjusted based on the estimated fair market value of the mortgages encumbering CPA®:14’s real property, estimated disposition costs (including estimates of expenses, commissions, and fees payable to the advisor), and an estimate of CPA®:14’s net other assets and liabilities as of the same date. Net other assets and liabilities consist predominantly of cash, marketable securities, and other current assets and liabilities and are based on unaudited preliminary financial results, and thus may differ from amounts included in CPA®:14’s audited consolidated financial statements. The resulting amount is then divided by the number of shares outstanding to arrive at the net asset value per share. The estimate produced by this calculation is then rounded to the nearest $0.10. As of December 31, 2005, the net asset value of each share of CPA®:14 common stock was $12.40. This value was adjusted to reflect the sale of two of CPA®:14’s assets and the restructuring of the asset jointly owned by CPA®:12, CPA®:14 and CPA®:15 which is described above. The resulting value was further adjusted by cash and other assets and liabilities as of March 31, 2006. This amount was then divided by the number of CPA®:14 shares outstanding as of March 31, 2006 to arrive at a net asset value of $12.30 per share.

After the special distribution of $0.45 per share paid by CPA®:14 on July 14, 2006 to distribute the net gain realized by CPA®:14 on the sale of two of its properties, the net asset value of CPA®:14 shares was $11.85 per share. This is the amount that was used in calculating the exchange ratio, or the number of shares of CPA®:14 that each CPA®:12 stockholder who so elects will receive if the merger is consummated. Dividing the CPA®:12 net asset value of $10.30 by the CPA®:14 net asset value of $11.85 yields the exchange ratio of .8692.

Special Cash Distribution and Purchase Price of Assets sold to W. P. Carey

The CPA®:12 special cash distribution of $3.00 per share of CPA®:12 common stock, before giving effect to adjustments as a result of the sale of a property that was originally included in the CPA®:12 asset sale to an unaffiliated third party, is less than the total amount of proceeds to be paid by W. P. Carey under the asset sale agreement. The total consideration to be paid by W. P. Carey under the asset sale agreement, equals $3.40 per share of CPA®:12 common stock. However, the additional $0.40 per share of CPA®:12 common stock under the asset sale agreement which is not part of the special cash distribution was taken into consideration in valuing the shares of CPA®:12 and therefore will be provided in cash or CPA:14 shares in the merger. This money is being retained and has been taken into account in the exchange ratio rather than being distributed as part of the special distribution to CPA®:12 stockholders in order to provide an additional source of funds with which to make payments to those CPA®:12 stockholders electing in the merger. As a result, the terms of the merger provide that CPA®:12 stockholders will receive a total consideration of $13.30 per share in respect of their CPA®:12 common stock, comprised of (i) the special cash distribution and (ii) the consideration in the form of cash, or if an election is made, in the form of shares of CPA®:14 common stock. In addition, CPA®:12 will pay an additional cash distribution of at least $0.16 per share as a result of the sale of one property originally included in the CPA®:12 asset sale to an unaffiliated third party. Such additional cash distributions are subject to further increase if other properties that were originally included in the CPA®:12 asset sale are sold at a price in excess of the contract price prior to the closing of the merger or pursuant to a contract entered into within six months thereafter.

Regulatory Matters

CPA®:12 is not aware of any U.S. federal or state regulatory approvals which must be obtained in connection with the merger.

CPA®:14 is also not aware of any U.S. federal or state regulatory approvals which must be obtained in connection with the merger.

Deregistration of CPA®:12 Common Stock and Registration of CPA®:14 Common Stock and the Holdings Common Stock

Upon completion of the merger, CPA®:12 common stock will be deregistered under the Securities Exchange Act of 1934. Both the shares of CPA®:14 common stock to be issued in connection with the merger and the shares of Holdings common stock which may be issued if the alternate merger is consummated are being registered with the SEC pursuant to a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part.

Resales of CPA®:14 Common Stock Issued in Connection with the Merger; Affiliate Agreements

CPA®:14 common stock issued in connection with the merger (or Holdings common stock if the alternate merger is consummated) will be freely transferable, except for shares of CPA®:14 common stock received by persons who are deemed to be “affiliates,” as such term is defined by Rule 144 under the Securities Act of 1933, of CPA®:12 at the time the merger and the CPA®:12 asset sale proposals are submitted to CPA®:12 stockholders for approval. Shares of CPA®:14 common stock held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 (or Rule 144 in the case of such persons who become affiliates of CPA®:14) or as otherwise permitted under the Securities Act. Persons who may be deemed to be “affiliates” of CPA®:14 or CPA®:12 generally include individuals or entities that control, or are controlled by, or are under the common control with, such party and may include directors and executive officers of such party as well as principal stockholders of such party.

Objecting Stockholders’ Rights of Appraisal

Under Subtitle 2 of Title 3 of the Maryland General Corporation Law, a copy of which appears as Appendix E to this proxy statement/prospectus, CPA®:12 stockholders have the right to demand payment from CPA®:14 (or CPA®:12 if the alternate merger is consummated) of the fair value of their shares of CPA®:12 common stock. Also, CPA®:14 stockholders will have the right to demand payment from CPA®:14 of the fair value of their shares of CPA®:14 common stock, but only if the alternate merger is consummated. If the alternate merger is not consummated, CPA®:14 stockholders will have no appraisal rights.

To qualify as an objecting stockholder, you must deliver to the Corporate Secretary, CPA®:12, 50 Rockefeller Plaza, New York, New York 10020, at or prior to your special meeting, your written objection to the merger. The written objection must be separate from and in addition to any proxy or vote against the merger. A proxy or vote against the merger does not by itself constitute your written objection or demand for appraisal.

In addition, if you wish to exercise your right to demand payment of the fair value of your stock, within 20 days following the date the merger is recorded with the State of Maryland, you must make a written demand on CPA®:14 for the payment of your CPA®:12 common stock. If the alternate merger is consummated, you must make a written demand on CPA®:12 for the payment of your CPA®:12 common stock that you own, and on CPA®:14 for the payment of your CPA®:14 common stock that you own, stating the number of shares for which you demand payment. In addition to making a written notice of your demand for payment for your stock, you must not vote in favor of the merger. Stockholders who return executed but unmarked proxies will be deemed to have voted in favor of the merger and in the case of CPA®:12, the sale of properties to W. P. Carey as well. Stockholders who abstain from voting on the merger, and in the case of CPA®:12, the sale of properties to W. P. Carey, will not be deemed to have voted in favor of the merger.

Once you have filed a demand for payment, you cease to have any rights as a CPA®:12 or CPA®:14 stockholder except the right to receive payment for the fair value of your shares. Once you make a demand for payment, you may withdraw that demand only with the consent of CPA®:14 or if the alternate merger is used, with the written consent of CPA®:12 or CPA®:14, as applicable.

Provided that you do not vote in favor of the merger, or return an executed but unmarked proxy, and assuming the CPA®:12 and CPA®:14 stockholders approve the merger, then, promptly after the merger is effective, CPA®:14 or if the alternate merger is consummated, CPA®:12 and CPA®:14, as applicable, must notify you of the date the articles of merger are accepted for record by the State Department of Assessments and Taxation of Maryland. As part of that notice, CPA®:14 or if the alternate merger is consummated, CPA®:12 and CPA®:14, as applicable, may offer to pay to you a specified price deemed by CPA®:14 or if the alternate merger is consummated, CPA®:12 and CPA®:14, as applicable, to be the fair value for your shares, with each offer being accompanied by a balance sheet as of a date not more than six months prior to the offer date, a profit and loss statement for the 12 months ending on the date of the balance sheet, and any other information CPA®:14 or if the alternate merger is consummated, CPA®:12 and CPA®:14, as applicable, considers pertinent. Within 50 days after the date the articles of merger are accepted for record by the State Department of Assessments and Taxation of Maryland, if you have not received from CPA®:14 or if the alternate merger is consummated, CPA®:12 and CPA®:14, as applicable, the fair value of your shares, you may file a petition with a court of equity in the county where the principal office of CPA®:14 or CPA®:12 is located for an appraisal to determine the fair value of your shares.

IF YOU DO NOT COMPLY WITH THE PROCEDURES FULLY, YOU MAY LOSE YOUR RIGHT TO DEMAND PAYMENT OF THE FAIR VALUE OF YOUR SHARES, AND YOU WILL BE REQUIRED TO ACCEPT THE MERGER CONSIDERATION.

If the court finds you are entitled to an appraisal of your stock, it will appoint three disinterested appraisers to determine the fair value. Unless the court permits a longer period, the appraisers have 60 days to determine the fair value and file their report with the court, and within 15 days after the appraisers file their report, any party may object to it and request a hearing. The court may, among other things, accept the report or set its own determination of the fair value, and then direct CPA®:14 or if the alternate merger is consummated, CPA®:12 and CPA®:14, as applicable, to pay the appropriate amount.

Neither CPA®:12 nor CPA®:14 can predict how the court will value the respective shares of CPA®:12 or CPA®:14 common stock, and the fair value may be greater than, less than or equal to the value of the merger consideration being paid in the merger or the alternate merger.

If the court finds that the failure of a stockholder to accept an offer for the stock was arbitrary, vexatious and not in good faith, the court has the right to apportion among all or some of the parties any expenses of any proceeding to demand the fair or appraised value of shares as it deems equitable.

The above description is a summary of the material provisions of Subtitle 2 of Title 3 of the Maryland General Corporation Law. You should review the complete text of Subtitle 2, which appears as Appendix E to this document, for complete information.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF CPA®:12

Stifel, Nicolaus & Company, Incorporated, or Stifel Nicolaus, delivered its oral and written opinion, dated June 29, 2006, to the special committee of CPA®:12 that, as of that date, based upon and subject to the various considerations set forth in the opinion, each of (i) the consideration to be received by the CPA®:12 stockholders in connection with the CPA®:12 asset sale pursuant to the Agreement for Sale and Purchase, dated as of June 29, 2006, or the Sale Consideration, (ii) the consideration to be received by the CPA®:12 stockholders in connection with the merger pursuant to the Agreement and Plan of Merger, dated as of June 29, 2006, or the Merger Consideration, and together with the Sale Consideration, the Consideration and (iii) the Consideration to be received by the CPA®:12 stockholders in the CPA®:12 asset sale and merger as a whole, or the Transaction, was fair to such CPA®:12 stockholders from a financial point of view. Stifel Nicolaus was selected by the special committee of CPA®:12 to act as its financial advisor based on its qualifications, expertise, and reputation.

The full text of the Stifel Nicolaus opinion that sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations of the scope of the review undertaken by Stifel Nicolaus in rendering its opinion, is attached as Appendix C to this joint proxy statement/prospectus. The CPA®:12 stockholders are urged to, and should, read the Stifel Nicolaus opinion carefully and in its entirety. The Stifel Nicolaus opinion was directed to the special committee of CPA®:12, addresses only the fairness from a financial point of view as of the date of the opinion of (a) the Sale Consideration to be received by the CPA®:12 stockholders in connection with the CPA®:12 asset sale pursuant to the Agreement for Sale and Purchase, (b) the Merger Consideration to be received by the CPA®:12 stockholders in connection with the merger pursuant to the Agreement and Plan of Merger, and (c) the Consideration to be received by the CPA®:12 stockholders in connection with the Transaction. The opinion does not constitute a recommendation to the special committee, the CPA®:12 board of directors or any CPA®:12 stockholders as to how they should vote on, or take any other action with respect to, the CPA®:12 asset sale, the merger and/or the Transaction, including, without limitation, as to whether any CPA®:12 stockholder should elect to receive cash or stock, or any combination thereof, in connection with the merger. The Stifel Nicolaus opinion does not compare, or otherwise speak to, the relative merits or tax consequences of the CPA®:12 asset sale, the merger or the Transaction either with each other or with those of any other transaction or business strategy which were or might have been available to CPA®:12 or considered by CPA®:12’s special committee as alternatives to the CPA®:12 asset sale, the merger and/or the Transaction, or the underlying business decision by CPA®:12 to effect the CPA®:12 asset sale, the merger and/or the Transaction. Stifel Nicolaus had a limited role in structuring and negotiating the CPA®:12 asset sale, the merger, the Transaction, the Agreement for Sale and Purchase, the Agreement and Plan of Merger and the Representation Letter and was not asked to explore alternatives to the CPA®:12 asset sale, the merger or the Transaction or solicit the interest of any other parties in pursuing transactions with CPA®:12. Stifel Nicolaus was present at certain negotiations among the parties, had certain discussions directly with W. P. Carey and representatives of CPA®:14 and was consulted on an ongoing basis by Greenberg Traurig and the special committee of the board of directors of CPA®:12, as described in the “background” section, with regard to valuation and price matters. Stifel Nicolaus does not express any opinion with respect to the allocation of the Consideration among the CPA®:12 stockholders or the fairness of any consideration received by CPA®:12 in connection with the Transaction. In its engagement letter, Stifel Nicolaus disclaims any responsibility or liability for any services provided by any other financial advisor engaged by CPA®:12’s special committee in connection with the Transaction. The summary of the Stifel Nicolaus opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In connection with its opinion, Stifel Nicolaus, among other things:

(i) reviewed and analyzed a draft copy of the Agreement for Sale and Purchase dated June 28, 2006;

(ii) reviewed and analyzed a draft copy of the Agreement and Plan of Merger dated June 27, 2006;

(iii)	reviewed and analyzed a draft copy of the Representation Letter dated June 28, 2006;

(iv)	reviewed and analyzed the audited financial statements and the related filings on Form 10-K of CPA®:12 for the years ended December 31, 2003, 2004 and 2005;

(v)	reviewed and analyzed the unaudited financial statements and the related filings on Form 10-Q of CPA®:12 for the quarter ended March 31, 2006;

(vi)	reviewed and analyzed the audited financial statements and the related filings on Form 10-K of CPA®:14 for the years ended December 31, 2003, 2004 and 2005;

(vii)	reviewed and analyzed the unaudited financial statements and the related filings on Form 10-Q of CPA®:14 for the quarter ended March 31, 2006;

(viii)	reviewed and analyzed certain internal information concerning the business and operations of CPA®:12 furnished to Stifel Nicolaus by CPA®:12, including cash flow projections and operating budgets;

(ix)	reviewed and analyzed certain internal information concerning the business and operations of CPA®:14 furnished to Stifel Nicolaus by CPA®:14, including cash flow projections and operating budgets which was subsequently adjusted due to the significant restructuring of one of CPA®:12’s properties jointly owned with CPA®:14 and which was further adjusted by other assets and liabilities as of March 31, 2006;

(x)	reviewed and analyzed certain publicly available financial data and operating statistics relating to CPA®:12 and CPA®:14 and compared them with similar information of selected public companies and selected transactions that Stifel Nicolaus deemed relevant to its inquiry;

(xi)	reviewed the net asset value of CPA®:12, which CPA®:12 calculates using, as one of the factors in the calculation, the results of a third party appraisal initially dated December 31, 2005, which appraisal was subsequently adjusted due to the significant restructuring of one of CPA®:12’s properties jointly owned with CPA®:14 and CPA®:15 and still further adjusted by other assets and liabilities as of March 31, 2006;

(xii)	reviewed the net asset value of CPA®:14, which CPA®:14 calculates using, as one of the factors in the calculation, the results of a third party appraisal initially dated December 31, 2005, which appraisal was subsequently adjusted due to the significant restructuring of one of CPA®:14’s properties jointly owned with CPA®:12 and CPA®:15 and the sale of two other CPA®:14 properties and still further adjusted by cash and other assets and liabilities as of March 31, 2006;

(xiii)	held meetings and discussions with certain directors, officers and employees of CPA®:12 and CPA®:14 concerning the operations, financial condition and future prospects of CPA®:12 and CPA®:14; and

(xiv)	conducted such other financial studies, analyses and investigations and considered such other information as Stifel Nicolaus deemed necessary or appropriate for purposes of its opinion.

In connection with its review, Stifel Nicolaus relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Stifel Nicolaus by or on behalf of CPA®:12 or CPA®:14 and further relied on the assurances of CPA®:12 and CPA®:14, respectively, that they are unaware of any facts that would make the information provided to Stifel Nicolaus incomplete or misleading. Stifel Nicolaus assumed, with the consent of CPA®:12 and CPA®:14, respectively, that any material liabilities (contingent or otherwise, known or unknown) of CPA®:12 or CPA®:14 are set forth in their respective financial statements.

Furthermore, certain information about the properties being appraised, such as the legal description, title, encumbrances, ownership interests and similar information was provided by W. P. Carey and its affiliates to the third party appraisal firm, who conducted the third party appraisals for CPA®:12. Any forecasts that Stifel Nicolaus took into consideration in rendering its fairness opinion were provided by W. P. Carey on behalf of CPA®:12.

Stifel Nicolaus relied upon CPA®:12 and CPA®:14, respectively, as to the reasonability and achievability of the financial forecasts and projections (and the assumptions and bases thereof) examined by it, and Stifel Nicolaus assumed such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of CPA®:12 and CPA®:14, respectively, as to the future performance of CPA®:12 and CPA®:14, respectively. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasts and projections are based on numerous variables and assumptions that are inherently uncertain, including, without limitations, factors related to general business, market and economic conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Stifel Nicolaus has relied on these forecasts without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel Nicolaus was not asked to make, and did not make, an independent evaluation or appraisal of the assets, properties, facilities or liabilities (contingent or otherwise) of CPA®:12 or CPA®:14. Although Stifel Nicolaus has reviewed the net asset valuations assigned to CPA®:12 and CPA®:14, respectively, which net asset valuations were derived from the results of the third party appraisals of the fair market value of CPA®:12’s and CPA®:14’s real property, Stifel Nicolaus did not independently verify or rely upon such valuations in connection with its analyses or its opinion. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus did not assume responsibility for their accuracy. Stifel Nicolaus’ opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to Stifel Nicolaus as of June 29, 2006. It is understood that subsequent developments may affect the conclusions reached in Stifel Nicolaus’ opinion and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm its opinion. For purposes of its opinion, Stifel Nicolaus assumed that: (a) none of the definitive Agreement for Sale and Purchase, the definitive Agreement and Plan of Merger or the definitive Representation Letter differed materially from the respective draft copies that Stifel Nicolaus reviewed, (b) subject to the Representation Letter, the CPA®:12 asset sale, the merger and the Transaction will each be consummated on the terms and conditions described in the most recent draft Agreement for Sale and Purchase and the draft Agreement and Plan of Merger reviewed by Stifel Nicolaus, as the case may be, without any waiver of material terms by CPA®:12, CPA®:14, W. P. Carey or any other party, and (c) obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the CPA®:12 asset sale, the merger and/or the Transaction will not have an adverse effect on CPA®:12 or CPA®:14.

For purposes of rendering Stifel Nicolaus’ opinion, each of the special committee of CPA®:12 and CPA®:14 agreed that Stifel Nicolaus would make such assumptions and qualifications as it deemed necessary or appropriate under the circumstances. For example, in connection with its opinion, each of the special committee of CPA®:12 and CPA®:14 permitted Stifel Nicolaus to assume that the CPA®:12 asset sale, the merger and the Transaction were each negotiated on an arm’s length basis with respect to W. P. Carey in light of certain potential conflicts of interest relating to (a) certain common officers and directors of CPA®:12, CPA®:14 and W. P. Carey, (b) a wholly-owned subsidiary of W. P. Carey acting as the external advisor to both CPA®:12 and CPA®:14 and W. P. Carey providing additional services for fees to CPA®:12, (c) W. P. Carey purchasing certain of CPA®:12’s assets as part of the Transaction and (d) W. P.

Carey’s receipt of substantial fees in connection with the Transaction. Stifel Nicolaus’ opinion neither compares the relative merits of the CPA®:12 asset sale and the merger, nor states that the CPA®:12 asset sale is more or less fair than the merger. In addition, Stifel Nicolaus’ opinion did not address or consider any matter related to the tax consequences of the CPA®:12 asset sale, the merger or the Transaction on any Stockholder. In addition, Stifel Nicolaus’ opinion did not address or consider the allocation of the Sale Consideration (x) among the Properties (as defined in the Agreement for Sale and Purchase) or (y) between the Cash Purchase Price and the Assumable Loans (as each term is defined in the Agreement for Sale and Purchase). For purposes of Stifel Nicolaus’ opinion with respect to the CPA®:12 asset sale, based upon the Representation Letter with the consent of CPA®:12, Stifel Nicolaus has assumed that: (a) the net asset value per share of CPA®:12’s assets sold to W. P. Carey in connection with the CPA®:12 asset sale is $3.40 even though the special cash distribution, before giving effect to adjustments in such special cash distribution as a result of the sale of a certain property included in the CPA®:12 asset sale, will only be $3.00 per share and (b) if the CPA®:12 asset sale and the merger were treated separately, the applicable exchange ratios used to determine the per share Merger Consideration would be either: (i) .8354 or (ii) $9.90, respectively. Please refer to “Special Cash Distribution and Purchase Price of Assets sold to W. P. Carey” on page 59 for further explanation. Furthermore, Stifel Nicolaus has expressed no opinion as to the value of or the price or trading range at which shares of CPA®:14 may trade in the future (as of the date of Stifel Nicolaus’ opinion, CPA®:14 is a public, non-traded real estate investment trust that publicly reports earnings, but whose securities do not trade on any stock exchange or quotation system).

In accordance with customary investment banking practice, Stifel Nicolaus employed generally accepted valuation methods and financial analyses in reaching its opinion. The following is a summary of the material financial analyses performed by Stifel Nicolaus in arriving at its opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Stifel Nicolaus employed in reaching its conclusions. None of the analyses performed by Stifel Nicolaus was assigned a greater significance by Stifel Nicolaus than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel Nicolaus. Some of the summaries of the financial analyses include information presented in tabular format. In order to understand the financial analyses used by Stifel Nicolaus more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of Stifel Nicolaus’ financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by it in connection with its opinion. Rather, Stifel Nicolaus made its determination as to the fairness to the CPA®:12 stockholders of the Sale Consideration, the Merger Consideration and the Consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for CPA®:12 and CPA®:14 should be considered as a whole and in the full narrative description of all of the financial analyses set forth in the following parts of Stifel Nicolaus’ opinion, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel Nicolaus.

Stifel Nicolaus used outstanding shares of common stock of 31,046,827 and 68,436,168 with respect to its analyses for CPA®:12 and CPA®:14, respectively. Stifel Nicolaus increased the number of outstanding shares of common stock to 32,179,737 and 72,923,434 only with respect to its discounted cash flow analyses for CPA®:12 and CPA®:14, respectively, to reflect the dilution that would occur given the issuance of common stock by CPA®:12 and CPA®:14, respectively, as payment of 100% of the applicable fees to W. P. Carey over the five year projection period utilized by Stifel Nicolaus.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 29, 2006 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of common stock.

No company or transaction used in any analysis as a comparison is identical to CPA®:12, CPA®:14 or the CPA®:12 asset sale, merger, or the Transaction, and they all differ in material ways. Accordingly, an analysis of the results described below is not mathematical; rather it involves complex considerations and judgments concerning differences in financial operating characteristics of the companies and other factors that could affect the public trading value of the comparable companies or transactions to which they are being compared.

Consideration Offered by CPA®:14

With respect to the value of the consideration offered by CPA®:14 to the CPA®:12 stockholders, Stifel Nicolaus performed its analysis using: (a) comparable company analysis using FFO multiples from selected REITs; (b) comparable transaction FFO multiples from the sale of selected public REIT transactions; (c) net asset value analysis; (d) levered discounted cash flow analysis; and (e) unlevered discounted cash flow analysis. The following summarizes Stifel Nicolaus’ analysis of the consideration offered by CPA®:14 to the CPA®:12 stockholders in connection with the Transaction.

Comparable Company Analysis

Stifel Nicolaus compared certain financial information of CPA®:14 to the same information for a select group of publicly traded net lease REITs. The analysis centered on taking the consensus estimates of 2006 and 2007 FFO of the comparable companies and determining an FFO multiple by dividing each comparable company’s share price by its estimated FFO for the respective period. The comparison group of public REITs includes the following: Agree Realty Corporation (ticker symbol “ADC”), Entertainment Properties Trust (“EPR”), Lexington Corporate Properties Trust (“LXP”), National Retail Properties, Inc. (“NNN”), One Liberty Properties, Inc. (“OLP”), Realty Income Corp. (“O”), Spirit Finance Corp. (“SFC”), and Trustreet Properties, Inc. (“TSY”) (collectively, the “Comparable Companies”). No company used in the Comparable Company analysis is identical to CPA®:14 and they all differ from CPA®:14 in material ways. The companies chosen in the Comparable Company analysis were chosen primarily due to their net lease tenant focus and tenant type. A summary table is presented below.

			Low End of Range		High End of Range
			Among		Among
	Mean of Comparable		Comparable Public		Comparable Public
Multiple	Public REITs		REITs		REITs

2006E Funds From Operations per share	11.4	x	9.2	x	14.1x
2007E Funds From Operations per share	10.7	x	8.6	x	13.8x

Stifel Nicolaus then estimated a high, mean, and low per share value for CPA®:14 shares using CPA®:14’s estimated 2006 and 2007 FFO, as provided by CPA®:14, and the multiples for each of 2006 and 2007 of the Comparable Companies, as shown below.

Estimated CPA®:14 value based on estimated 2006 FFO and multiples of the Comparable Companies:

	FFO	FFO		Per Share
	Per Share	Multiple		Value

High	$0.96	14.1	x	$13.56
Mean	0.96	11.4	x	10.89
Low	0.96	9.2	x	8.78

Estimated CPA®:14 value based on estimated 2007 FFO and multiples of the Comparable Companies:

	FFO	FFO		Per Share
	Per Share	Multiple		Value

High	$0.97	13.8	x	$13.44
Mean	0.97	10.7	x	10.37
Low	0.97	8.6	x	8.35

Comparable Transaction Analysis

Stifel Nicolaus reviewed transactions from August 1, 2001 for which there was a sale of a publicly traded REIT engaged primarily in the ownership of net lease properties. The acquisitions include: (i) DRA Advisors, LLC acquiring Capital Automotive REIT in December 2005; (ii) U.S. Restaurant Properties, Inc. acquiring CNL Restaurant Properties, Inc. in February 2005; (iii) CPA®:15 acquiring Carey Institutional Properties Incorporated, or CIP®, in September 2004; (iv) Commercial Net Lease Realty, Inc. acquiring Captec Net Lease Realty, Inc. in December 2001, and (v) General Electric Capital Corp. acquiring Franchise Finance Corp. of America in August 2001 (collectively, the “Comparable Transactions”). Stifel Nicolaus then compared the equity consideration paid for the target REITs to the reported trailing twelve month (“LTM”) FFO closest to the date of announcement for the target REITs to derive respective LTM FFO multiples. Finally, Stifel Nicolaus applied the FFO multiples to the estimated 2006 FFO per share of CPA®:14 to derive a range of implied values per share. Stifel Nicolaus utilized estimated 2006 FFO per share because Stifel Nicolaus did not believe that the LTM FFO as of March 31, 2006 of CPA®:14 accurately represented the going forward asset portfolio of CPA®:14. A summary of the results of this analysis follows.

Estimated CPA®:14 value based on the product of estimated 2006 FFO of CPA®:14 and multiples of the Comparable Transactions:

	FFO	FFO		Per Share
	Per Share	Multiple		Value

High	$0.96	15.6	x	$14.97
Mean	0.96	11.8	x	11.36
Low	0.96	8.7	x	8.39

Net Asset Value Analysis

To determine the net asset value of CPA®:14, Stifel Nicolaus assumed that the assets were sold immediately after the announcement of the Transaction. The net asset value analysis is based in large part on the calculation of the gross asset value of real estate (“Gross Asset Value”), which was calculated by applying a range of capitalization (“cap”) rates to the net operating income of the CPA®:14 assets.

The blend of cap rates utilized to calculate the Gross Asset Value was based on: (i) comparable net lease transaction cap rate data; (ii) imputed cap rates as provided by CPA®:14 and calculated by Stifel Nicolaus; and (iii) comparable bond yields equivalent in industry classification, credit quality and duration to the tenant base of CPA®:14. Stifel Nicolaus then segmented the asset portfolio of CPA®:14 by credit quality, such ranking as provided by CPA®:14.

The net asset value represents the sum of the derived Gross Asset Value less:

(i) transaction costs;

(ii) debt assumed at closing;

(iii) net working capital; and

(iv) special distribution for the sale of certain assets.

A summary of the results of this analysis follows:

		Diluted Shares	Net Asset
	Net Asset	Outstanding	Value per
	Value (000’s)	(000’s)	Share

High	$930,732	68,436	$13.60
Mean	861,954	68,436	12.60
Low	793,175	68,436	11.59

Unlevered Discounted Cash Flow Analysis

In valuing CPA®:14’s shares using the unlevered discounted cash flow basis, Stifel Nicolaus discounted the projected annual unlevered free cash flow of CPA®:14 to March 31, 2006 at estimated discount rates ranging from 7.50% to 9.50%. These estimated discount rates were based on an analysis of tenant credit, comparable bond yields equivalent in credit quality and duration to those of CPA®:14’s tenants and weighted average cost of capital estimates. Stifel Nicolaus calculated the terminal value per share of CPA®:14 in 2010 by applying terminal cap rates ranging from 8.50% to 9.50% to CPA®:14’s projected 2010 net operating income. The terminal cap rates are estimates based on comparable company implied cap rates and comparable transaction cap rate data. The terminal value was then discounted to March 31, 2006 using the previously assumed 7.50% to 9.50% discount rate range. Stifel Nicolaus then arrived at the total estimated equity value of CPA®:14 by adding the present value of the unlevered free cash flow and the present value of the terminal value, and deducting CPA®:14’s net debt (debt outstanding less cash and marketable securities) to arrive at a total equity value per share of CPA®:14. This aggregate equity value available to common stockholders was then divided by the weighted average diluted shares outstanding over the five year projection period to arrive at a per share value of CPA®:14 common stock. The range of values is set forth in the table below:

		Present Value of	CPA®:14 Shares
		Equity Value	Outstanding	Estimated Value
		(000’s)	(000’s)	per Share

Discount Rate	7.50%	$1,057,668	72,923	$14.50
Terminal Cap Rate	8.50%
Discount Rate	8.50%	$923,210	72,923	$12.66
Terminal Cap Rate	9.00%
Discount Rate	9.50%	$804,521	72,923	$11.03
Terminal Cap Rate	9.50%

Levered Discounted Cash Flow Analysis

Stifel Nicolaus also valued CPA®:14’s shares on a levered discounted cash flow basis. CPA®:14’s projected levered free cash flow was discounted to March 31, 2006 at discount rates ranging from 9.50% to 11.50%. These discount rates were estimated by using the capital asset pricing model (known as “CAPM”), the implied cost of equity as derived from comparable companies, as well as industry research. Stifel Nicolaus calculated the terminal value per share of CPA®:12 in 2010 by applying terminal AFFO multiples ranging from 11.00x to 13.00x to CPA®:14’s projected 2010 AFFO. The terminal multiples were based on the comparable companies’ 2006E and historical AFFO multiples. The terminal value was then discounted to March 31, 2006 using the previously assumed 9.50% to 11.50% discount rate range. Stifel Nicolaus then added the present value of the levered free cash flow to the present value of the terminal value to arrive at a total equity value of CPA®:14. This aggregate equity value available to common stockholders was then divided by the weighted average diluted shares outstanding over the five year projection period to arrive at a per share value of CPA®:14 common stock. The range of values is set forth in the table below:

				CPA®:14
			Present Value of	Shares	Estimated
			Equity Value	Outstanding	Value per
			(000’s)	(000’s)	Share

Discount Rate	9.50%		$970,978	72,923	$13.32
Terminal FFO Multiple	13.00	x
Discount Rate	10.50%		$882,435	72,923	$12.10
Terminal FFO Multiple	12.00	x
Discount Rate	11.50%		$800,264	72,923	$10.97
Terminal FFO Multiple	11.00	x

Value of CPA®:12

With respect to the value of CPA®:12, Stifel Nicolaus performed its analysis using: (a) comparable company analysis using FFO multiples from selected REITs; (b) comparable transaction FFO multiples from the sale of selected public REIT transactions; (c) net asset value analysis; (d) levered discounted cash flow analysis; and (e) unlevered discounted cash flow analysis. The following summarizes Stifel Nicolaus’ analysis of the aggregate Consideration to be received by the CPA®:12 stockholders in connection with the Transaction.

Comparable Company Analysis

Stifel Nicolaus compared certain financial information of CPA®:12 to the same information for the same group of Comparable Companies as provided with respect to CPA®:14. No company used in the Comparable Company analysis is identical to CPA®:12 and they all differ from CPA®:12 in material ways. The companies chosen in the Comparable Company analysis were chosen primarily due to their net lease tenant focus and tenant type.

Stifel Nicolaus then estimated a high, mean, and low per share value for CPA®:12 shares using CPA®:12’s estimated 2006 and 2007 FFO, as provided by CPA®:12, and the multiples for each of 2006 and 2007 of the Comparable Companies, as shown below.

Estimated CPA®:12 value based on estimated 2006 FFO and multiples of the Comparable Companies:

	FFO	FFO		Per Share
	Per Share	Multiple		Value

High	$1.14	14.1	x	$16.09
Mean	1.14	11.4	x	12.92
Low	1.14	9.2	x	10.43

Estimated CPA®:12 value based on estimated 2007 FFO and multiples of the Comparable Companies:

	FFO	FFO		Per Share
	Per Share	Multiple		Value

High	$1.19	13.8	x	$16.46
Mean	1.19	10.7	x	12.69
Low	1.19	8.6	x	10.23

Comparable Transaction Analysis

Stifel Nicolaus reviewed the Comparable Transactions as provided with respect to CPA®:14 in conducting its comparable transaction analysis for CPA®:12. A summary of the results of this analysis follows.

Estimated CPA®:12 value based on the product of LTM FFO as of March 31, 2006 of CPA®:12 and multiples of the Comparable Transactions:

	FFO	FFO		Per Share
	Per Share	Multiple		Value

High	$0.96	15.6	x	$14.97
Mean	0.96	11.8	x	11.36
Low	0.96	8.7	x	8.39

Net Asset Value Analysis

To determine the net asset value of CPA®:12, Stifel Nicolaus followed a similar methodology to that provided with respect to CPA®:14. As with its net asset value analysis for CPA®:14, Stifel Nicolaus segmented the asset portfolio of CPA®:12 by credit quality, such ranking as provided by CPA®:12, and on a select basis, performed individual asset discounted cash flow analyses.

The net asset value represents the sum of the derived Gross Asset Value less:

(i) transaction costs;

(ii) debt assumed at closing; and

(iii) net working capital.

A summary of the results of this analysis follows:

		Diluted Shares	Net Asset
	Net Asset	Outstanding	Value per
	Value (000’s)	(000’s)	Share

High	$455,767	31,047	$14.68
Mean	423,013	31,047	13.63
Low	390,259	31,047	12.57

Unlevered Discounted Cash Flow Analysis

In valuing CPA®:12’s shares using the unlevered discounted cash flow basis, Stifel Nicolaus followed a similar methodology to that provided with respect to CPA®:14. Stifel Nicolaus employed a range of discount rates and terminal cap rates based largely on similar underlying metrics as provided with respect to CPA®:14. The range of values is set forth in the table below:

		Present Value of	CPA®:12 Shares
		Equity Value	Outstanding	Estimated Value
		(000’s)	(000’s)	per Share

Discount Rate	7.75%	$470,536	32,180	$14.62
Terminal Cap Rate	8.75%
Discount Rate	8.75%	$414,928	32,180	$12.89
Terminal Cap Rate	9.25%
Discount Rate	9.75%	$365,729	32,180	$11.37
Terminal Cap Rate	9.75%

Levered Discounted Cash Flow Analysis

In valuing CPA®:12’s shares on a levered discounted cash flow basis, Stifel Nicolaus followed a similar methodology to that provided with respect to CPA®:14. Stifel Nicolaus employed a range of discount rates and terminal cap rates based largely on similar underlying metrics as provided with respect to CPA®:14. The range of values is set forth in the table below:

			Present Value of	CPA®:12 Shares
			Equity Value	Outstanding	Estimated Value
			(000’s)	(000’s)	per Share

Discount Rate	9.75%		$464,193	32,180	$14.43
Terminal FFO Multiple	12.75	x
Discount Rate	10.75%		$420,846	32,180	$13.08
Terminal FFO Multiple	11.75	x
Discount Rate	11.75%		$380,627	32,180	$11.83
Terminal FFO Multiple	10.75	x

Value of CPA®:12 to W. P. Carey

With respect to the value of the assets of CPA®:12 to be sold to W. P. Carey in the CPA®:12 asset sale, Stifel Nicolaus performed its analysis using: (a) net asset value analysis; (b) levered discounted cash flow analysis and (c) unlevered discounted cash flow analysis. The following summarizes Stifel Nicolaus’ analysis of the Sale Consideration to be received by the CPA®:12 stockholders in connection with the CPA®:12 asset sale.

Net Asset Value Analysis

To determine the net asset value of the assets of CPA®:12 to be sold to W. P. Carey, Stifel Nicolaus largely followed a similar methodology as provided with respect to CPA®:12 as a whole prior to the CPA®:12 asset sale. As with its net asset value analysis for CPA®:14, Stifel Nicolaus then segmented the asset portfolio of CPA®:12 by credit quality, such ranking as provided by CPA®:12, and on a select basis, performed individual asset discounted cash flow analyses.

The net asset value represents the sum of the derived Gross Asset Value less:

(i) transaction costs;

(ii) debt assumed at closing.

A summary of the results of this analysis follows:

		Diluted Shares	Net Asset
	Net Asset	Outstanding	Value per
	Value (000’s)	(000’s)	Share

High	$125,823	31,047	$3.91
Mean	116,330	31,047	3.62
Low	106,837	31,047	3.32

Unlevered Discounted Cash Flow Analysis

In valuing the assets of CPA®:12 to be sold to W. P. Carey using the unlevered discounted cash flow basis, Stifel Nicolaus largely followed a similar methodology to that provided with respect to CPA®:12 as a whole prior to the CPA®:12 asset sale. Stifel Nicolaus employed a range of discount rates and terminal cap rates based largely on similar underlying metrics as provided with respect to CPA®:12 as a whole prior to the CPA®:12 asset sale. Stifel

Nicolaus adjusted the discount rates and terminal cap rates applied to account for the risk associated with the expiration of leases with above market contract rents. The range of values is set forth in the table below:

		Present Value of	CPA®:12 Shares	Estimated
		Equity Value	Outstanding	Value per
		(000’s)	(000’s)	Share

Discount Rate	9.00%	$116,323	32,180	$3.61
Terminal Cap Rate	11.00%
Discount Rate	10.00%	$104,127	32,180	$3.24
Terminal Cap Rate	11.50%
Discount Rate	11.00%	$93,122	32,180	$2.89
Terminal Cap Rate	12.00%

Levered Discounted Cash Flow Analysis

In valuing the assets of CPA®:12 to be sold to W. P. Carey on a levered discounted cash flow basis, Stifel Nicolaus largely followed a similar methodology to that provided with respect to CPA®:12. Stifel Nicolaus employed a range of discount rates and terminal cap rates based largely on similar underlying metrics as provided with respect to CPA®:12 as a whole prior to the CPA®:12 asset sale. Stifel Nicolaus adjusted the discount rates and terminal multiples applied to account for the risk associated with the expiration of leases with above market contract rents. The range of values is set forth in the table below:

			Present Value of	CPA®:12 Shares
			Equity Value	Outstanding	Estimated Value
			(000’s)	(000’s)	per Share

Discount Rate	11.00%		$120,195	32,180	$3.74
Terminal FFO Multiple	9.00	x
Discount Rate	12.00%		$107,347	32,180	$3.34
Terminal FFO Multiple	8.00	x
Discount Rate	13.00%		$95,448	32,180	$2.97
Terminal FFO Multiple	7.00	x

Value of CPA®:12 Remaining After the CPA®:12 Asset Sale

With respect to the value of CPA®:12 remaining after the CPA®:12 asset sale, Stifel Nicolaus performed its analysis using: (a) comparable company analysis using FFO multiples from selected REITs; (b) comparable transaction FFO multiples from the sale of selected public REIT transactions; (c) net asset value analysis; (d) levered discounted cash flow analysis and (e) unlevered discounted cash flow analysis. The following summarizes Stifel Nicolaus’ analysis of the Merger Consideration to be received by the CPA®:12 stockholders in connection with the merger.

Comparable Company Analysis

Stifel Nicolaus compared certain financial information of CPA®:12 as it would be after the CPA®:12 asset sale to the same information for the same group of Comparable Companies as provided with respect to CPA®:12. The 2006 and 2007 FFO estimates for CPA®:12 are based on CPA®:12 estimates and were calculated by including only the FFO derived from the assets that will be merged into CPA®:14 in the merger. The assets to be sold to W. P. Carey were assumed to have been sold and certain related transaction costs paid by CPA®:12 immediately prior to the merger.

Stifel Nicolaus then estimated a high, mean, and low per share value for CPA®:12 shares using CPA®:12 as it would be after the CPA®:12 asset sale estimated 2006 and 2007 FFO, as provided by CPA®:12, and the multiples for each of 2006 and 2007 of the Comparable Companies, as shown below.

Estimated CPA®:12 value after the CPA®:12 asset sale based on estimated 2006 FFO and comparable company multiples:

	FFO	FFO		Per Share
	Per Share	Multiple		Value

High	$0.77	14.1	x	$10.82
Mean	0.77	11.4	x	8.69
Low	0.77	9.2	x	7.01

Estimated CPA®:12 value after the CPA®:12 asset sale based on estimated 2007 FFO and multiples of the Comparable Companies:

	FFO	FFO		Per Share
	Per Share	Multiple		Value

High	$0.77	13.8	x	$10.67
Mean	0.77	10.7	x	8.23
Low	0.77	8.6	x	6.63

Comparable Transaction Analysis

Stifel Nicolaus reviewed the Comparable Transactions as provided with respect to CPA®:12 in conducting its comparable transaction analysis for CPA®:12 as it would be after the CPA®:12 asset sale. Stifel Nicolaus applied the FFO multiples to the 2005 FFO per share of CPA®:12 as it would be after the CPA®:12 asset sale to derive a range of implied values per share. Stifel Nicolaus utilized 2005 FFO per share as a proxy for LTM FFO as of March 31, 2006. The 2005 FFO per share for CPA®:12 includes only FFO derived from the assets that will be merged into CPA®:14 in the merger. The assets to be sold to W. P. Carey were assumed to have been sold and certain related transaction costs paid by CPA®:12 immediately prior to the merger. A summary of the results of this analysis follows.

Estimated CPA®:12 value based on the product of 2005 FFO of CPA®:12 as it would be after the CPA®:12 asset sale and multiples of the Comparable Transactions:

	FFO	FFO		Per Share
	Per Share	Multiple		Value

High	$0.81	15.6	x	$12.63
Mean	0.81	11.8	x	9.58
Low	0.81	8.7	x	7.08

Net Asset Value Analysis

To determine the net asset value of CPA®:12 as it would be after the CPA®:12 asset sale, Stifel Nicolaus largely followed a similar methodology to that provided with respect to CPA®:12 as a whole prior to the CPA®:12 asset sale. Stifel Nicolaus then segmented the asset portfolio of CPA®:12 by credit quality, such ranking as provided by CPA®:12.

The net asset value represents the sum of the derived Gross Asset Value less:

(i) transaction costs;

(ii) debt assumed at closing; and

(iii) net working capital.

A summary of the results of this analysis follows:

		Diluted Shares	Net Asset
	Net Asset	Outstanding	Value per
	Value (000’s)	(000’s)	Share

High	$334,374	31,047	$10.77
Mean	310,779	31,047	10.01
Low	287,183	31,047	9.25

Unlevered Discounted Cash Flow Analysis

In valuing CPA®:12 as it would be after the CPA®:12 asset sale using the unlevered discounted cash flow basis, Stifel Nicolaus largely followed a similar methodology to that provided with respect to CPA®:12 as a whole prior to the CPA®:12 asset sale. Stifel Nicolaus employed a range of discount rates and terminal cap rates based largely on similar underlying metrics as provided with respect to CPA®:12 as a whole prior to the CPA®:12 asset sale. The terminal cap rates were adjusted to account for the higher asset quality of the CPA®:12 portfolio as a whole prior to the CPA®:12 asset sale as compared to CPA®:12 as a whole prior to the CPA®:12 asset sale. The range of values is set forth in the table below:

		Present Value of	CPA®:12 Shares
		Equity Value	Outstanding	Estimated Value
		(000’s)	(000’s)	per Share

Discount Rate	7.50%	$355,693	32,180	$11.05
Terminal Cap Rate	8.50%
Discount Rate	8.50%	$314,881	32,180	$9.79
Terminal Cap Rate	9.00%
Discount Rate	9.50%	$278,873	32,180	$8.67
Terminal Cap Rate	9.50%

Levered Discounted Cash Flow Analysis

In valuing CPA®:12 as it would be after the CPA®:12 asset sale on a levered discounted cash flow basis, Stifel Nicolaus followed a similar methodology to that provided with respect to CPA®:12 as a whole prior to the CPA®:12 asset sale. Stifel Nicolaus employed a range of discount rates and terminal cap rates based largely on similar underlying metrics as provided with respect to CPA®:12 as a whole prior to the CPA®:12 asset sale. The terminal multiples were adjusted to account for the higher asset quality of the CPA®:12 as it would be after the CPA®:12 asset sale as compared to CPA®:12 as a whole prior to the CPA®:12 asset sale. The range of values is set forth in the table below:

			Present Value of	CPA®:12 Shares
			Equity Value	Outstanding	Estimated Value
			(000’s)	(000’s)	per Share

Discount Rate	9.50%		$318,916	32,180	$9.91
Terminal FFO Multiple	13.00	x
Discount Rate	10.50%		$289,529	32,180	$9.00
Terminal FFO Multiple	12.00	x
Discount Rate	11.50%		$262,260	32,180	$8.15
Terminal FFO Multiple	11.00	x

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel Nicolaus’ opinion letter, Stifel Nicolaus is of the opinion that, as of the date of Stifel Nicolaus’ opinion, each of the Sale Consideration, the Merger Consideration and the Consideration to be received by the CPA®:12 stockholders in connection with the CPA®:12 asset sale, merger and the Transaction, as applicable, is fair to such CPA®:12 stockholders, from a financial point of view.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stifel Nicolaus considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel Nicolaus believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. Therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel Nicolaus’ view of the actual value of CPA®:12, CPA®:14, the assets being sold to W.P. Carey in the CPA®:12 asset sale, or CPA®:12 relative to CPA®:14.

Stifel Nicolaus is a nationally recognized investment banking and advisory firm. Stifel Nicolaus, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the past, the prior owner of part of the Stifel Nicolaus Capital Markets business provided investment banking services to, and received customary fees from, entities that are managed by CPA®:12 and CPA®:14.

CPA®:12 has agreed to pay Stifel Nicolaus a fee of $700,000 in connection with the issuance of its opinion which was not contingent upon consummation of the CPA®:12 asset sale, the merger or the Transaction. In connection with financial advice provided to CPA®:14 relating to its acquisition in 2004 of CIP®, in a transaction similar to the merger, the prior owner of Stifel Nicolaus’ Capital Markets business in 2004 received fees and reimbursement of expenses from CPA®:15 totaling $560,550. CPA®:15 is, and CIP® prior to its merger with CPA®:15 was, an affiliate of both CPA®:12 and CPA®:14. The services performed by Stifel Nicolaus’ predecessor for CPA®:15 in connection with such transaction were substantially similar to those being performed by Stifel Nicolaus for CPA®:12 in connection with the merger. CPA®:12 has also agreed to reimburse Stifel Nicolaus for its expenses incurred in performing its services and to indemnify Stifel Nicolaus and its affiliates, their respective directors, officers, agents, and employees and each person, if any, controlling Stifel Nicolaus or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Stifel Nicolaus’ engagement and any related transactions.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE OF CPA®:14

The special committee of the board of directors of CPA®:14 retained Friedman, Billings, Ramsey & Co., Inc., or FBR, to act as its exclusive financial advisor in connection with a potential merger transaction between CPA®:14 and CPA®:12. FBR delivered its oral opinion, and subsequently delivered its written opinion, that, as of June 28, 2006, subject to and based on the assumptions made, procedures followed, matters considered and limitations on the opinion and the review undertaken, as set forth in the opinion, the financial consideration to be paid pursuant to the terms of the merger agreement is fair, from a financial point of view, to the holders of CPA®:14 common stock.

The full text of FBR’s opinion, dated June 28, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the opinion and the review undertaken in connection with the opinion, is attached as Appendix D to this joint proxy statement/prospectus. The summary of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. You are urged to carefully read the opinion in its entirety. The opinion is addressed only to the special committee of the board of directors of CPA®:14 and does not constitute a recommendation to any stockholder as to how such stockholder should vote at the special meeting.

FBR is a nationally recognized investment banking firm and was selected by the special committee of the board of directors of CPA®:14 based on the firm’s qualifications, reputation and experience, particularly its expertise in the specialty finance and net lease REIT sectors. FBR, in connection with its investment banking business, is regularly engaged performing financial analyses and valuations with respect to businesses and their securities, the evaluation of transactions in connection with mergers and acquisitions, negotiated underwriting, competitive bidding, initial public offerings and secondary distributions of listed and unlisted securities, private placements and other transactions and business valuations for corporate or other purposes.

In arriving at its opinion, FBR, among other things:

1. reviewed a draft of the merger agreement dated June 27, 2006, including the financial terms of the merger agreement;

2. reviewed CPA®:12’s annual reports to stockholders and annual reports on Form 10-K for each of the periods ended December 31, 2005, 2004 and 2003;

3. reviewed CPA®:12’s interim reports to stockholders and quarterly reports on Form 10-Q for the last three years;

4. reviewed the valuation report from a third party appraiser dated October 31, 2005 and updated as of December 31, 2005;

5. participated in meetings and teleconferences with members of senior management and representatives of CPA®:14 and CPA®:12 concerning the financial condition, business, assets and prospects of CPA®:14 and CPA®:12, as well as other matters he deemed relevant to its inquiry;

6. conducted site visits of selected properties of CPA®:12 that will be acquired by CPA®:14 in connection with the merger;

7. compared the results of operations and financial condition of CPA®:12 with other publicly traded companies; and

8. performed such other analyses and reviewed and analyzed such other information as FBR deemed appropriate.

In rendering the opinion, FBR assumed and relied upon, without independent verification, the accuracy and completeness of all financial information, analyses and other information concerning CPA®:14 or CPA®:12 furnished to it by W. P. Carey, or the publicly available financial information and other information discussed with or reviewed by it, or the analyses and estimates provided by W. P. Carey. With respect to the financial forecasts furnished to or discussed with it by the management of CPA®:14, CPA®:12 or W. P. Carey, including projections with respect to operations of the combined companies following the merger, FBR assumed, for purposes of its opinion, that such forecasts were reasonably prepared and reflected the best currently available estimates and judgments of management of CPA®:14, CPA®:12 or W. P. Carey at the time of preparation as to the future financial performance of CPA®:14 or CPA®:12, as the case may be. FBR also assumed that all information is accurate and complete, and further relied on the assurances of the advisors of CPA®:14 and CPA®:12 that they are not aware of any facts that would make such financial or other information inaccurate or misleading. In arriving at its opinion, FBR did not make, nor did it engage an independent third party to make, an independent evaluation or appraisal of the combined entity and accordingly it expressed no opinion as to the future prospects, plans or viability of the combined entity.

In rendering the opinion, FBR assumed that the merger contemplated by the merger agreement will be consummated on the terms described in the merger agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed or other actions will be taken that will have an adverse effect on CPA®:14, CPA®:12, the merger or other transactions contemplated by the merger agreement in any way meaningful to its analysis. FBR further assumed that all representations and warranties of each party contained in the merger agreement will be true and correct, that each party to the merger agreement will perform all of the covenants and agreements required to be performed and that all conditions of the consummation of the merger will be satisfied without waiver. FBR assumed that the merger will qualify as a reorganization for United States federal income tax purposes, and that the final form of the merger agreement will be substantially similar to the last draft reviewed by FBR on June 27, 2006.

The forecasts furnished to FBR for CPA®:12 and CPA®:14 were prepared by W. P. Carey. As a matter of policy, CPA®:12 and CPA®:14 do not publicly disclose internal management forecasts, projections or estimates of the type furnished to FBR in connection with its analysis of the merger, and such forecasts, projections and estimates were not prepared with a view towards public disclosure. These forecasts, projections and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of management, including, without limitation, general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts, projections and estimates.

FBR’s opinion is necessarily based on economic, market, financial and other conditions as they existed and could be evaluated on and the information made available to FBR as of the date of its opinion. FBR’s opinion does not address the relative merits of the merger or other transactions contemplated by the merger agreement compared with other business strategies or transactions that may have been considered by the management of CPA®:14 or CPA®:12, their respective boards of directors or any committee thereof. Although subsequent developments may affect FBR’s opinion, FBR does not have an obligation to update, revise or reaffirm its opinion.

The summary set forth below does not purport to be a complete description of the analyses performed by FBR, but describes, in summary form, the material elements of the presentation that FBR made to the special committee of the board of directors of CPA®:14 on June 28, 2006 in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to a partial analysis or summary description. In arriving at its fairness opinion, FBR considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factors considered by it. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying FBR’s analyses and opinion. In its analyses, FBR made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of CPA®:14, CPA®:12 and W. P. Carey. Any estimates contained in FBR’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of value of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or the securities may actually be valued.

Summary of Terms of Proposed Transaction.  FBR reviewed the terms of the proposed merger, including the proposed structure and the proposed financial consideration. CPA®:14, the entity that will own the remaining CPA®:12 properties upon the consummation of the merger, is structured as a REIT. The proposed financial consideration is $10.30 in cash or stock and is based upon, CPA®:12’s net asset value per share calculated using the appraised market value of its real estate as of December 31, 2005, its asset and liabilities as of March 31, 2006 and adjusted to reflect material events that occurred prior to the date of the merger agreement or accomplished by the merger agreement. CPA®:14 will be externally managed under the terms of its existing advisory agreement with an affiliate of W. P. Carey, which will also be compensated with an incentive fee and a disposition fee pursuant to the terms of the advisory agreement between CPA®:14 and an affiliate of W. P. Carey. The number of outstanding CPA®:12 shares upon which FBR based its opinion was 31,046,827.

In connection with the preparation of its opinion, FBR performed a pro forma merger analysis that combined CPA®:14’s current and forecasted income statements and balance sheets based on earnings forecasts of CPA®:12 provided by CPA®:12’s advisor and FBR’s knowledge of the net lease REIT industry. Assumptions and other adjustments were made, and analyses of the accounting treatment, operating efficiencies and balance sheet flexibility were performed, to arrive at a base case pro forma analysis. The pro forma net asset value per share calculation and the pro forma financial statements of CPA®:12 provided by W.P. Carey were used as a basis for certain analyses set forth below, upon which FBR’s opinion was based.

Accretion/Dilution Analysis.  FBR performed an accretion/dilution analysis which compared the historical operating results of CPA®:14 with the pro forma projected results of CPA®:14 after giving effect to the merger. Based upon information provided by W. P. Carey, FBR assumed that (i) 60% of the stockholders would vote for the merger, and (ii) 55% of such stockholders that vote will elect to receive cash consideration. As a result of this analysis and based based on such assumptions, FBR determined that the transaction would be accretive to funds from operations (“FFO”), adjusted funds from operations (“AFFO”) and cash available for distributions (“CAD”), although future results will vary. Under this analysis, AFFO was calculated as funds from operations minus straight line rents and non-cash compensation, and CAD was calculated as AFFO minus recurring capital expenditures, principal amortization and distributions to minority interests, plus distributions from equity investments. In connection with this analysis, FBR relied upon the pro forma financials of CPA®:12 provided by W. P. Carey, without independent verification.

Accretion/Dilution Analysis

The table below summarizes certain information used by FBR in its analysis and the results of such analysis.

	CPA 14	CPA 14	Accretion/
Q1 2006	Pre-Merger	Post-Merger	(Dilution)

FFO	$0.26	$0.28	4.66%
AFFO	$0.28	$0.30	4.74%
CAD	$0.22	$0.23	5.31%

	CPA 14	CPA 14	Accretion/
2005	Pre-Merger	Post-Merger	(Dilution)

FFO	$1.06	$1.10	3.47%
AFFO	$1.10	$1.16	4.96%
CAD	$0.89	$0.94	5.47%

FBR also performed alternative analyses to measure the impact on the accretion of the merger using various scenarios based on the number of CPA®:12 stockholders approving the transaction and whether such stockholders elect to receive cash consideration in lieu of CPA®:14 common stock. FBR determined that the merger was accretive unless all CPA®:12 stockholders elect to receive CPA®:14 common stock instead of cash. If all of the CPA®:12 stockholders elect to receive CPA®:14 common stock instead of cash, the transaction would be dilutive to adjusted funds from operations by 3.02% in 2005 and 2.78% in the first quarter of 2006.

Comparable REIT Analysis.  FBR used publicly available information to compare certain financial, operating and stock market data of CPA®:12, including capital levels, earnings performance, leverage characteristics and profitability for CPA®:12 to certain publicly traded net lease REITs set forth in the table below. FBR calculated, among other things, the multiple of per share closing prices to FFO for 2005 and 2006 and AFFO for 2006 for the comparable companies, based upon financial information from publicly available information and closing share prices on June 27, 2006. Based on CPA®: 12’s 2005 FFO, the illustrative value of CPA®: 12’s common stock ranged from $9.04 per share to $15.28 per share. Based on CPA®: 12’s 2006 FFO, the illustrative value of CPA®: 12’s common stock ranged from $6.46 per share to $10.06 per share. Based on CPA®: 12’s 2006 AFFO, the illustrative value of CPA®: 12’s common stock ranged from $7.43 per share to $10.88 per share.

Comparable REITs Trading History Data

The table below summarizes select information reviewed by FBR in connection with its analysis of the merger:

		Price/		Price/		Price/		Price/
		2005A		2006E		2005A		2006E
Company Name	Ticker	FFO		FFO		AFFO		AFFO

Agree Realty Corporation	ADC	14.1	x	14.1	x	14.1	x	14.5x
American Financial Realty Trust	AFR	9.5	x	7.5	x	NM		8.4x
Capital Lease Funding, Inc.	LSE	19.1	x	11.0	x	19.1	x	13.6x
National Retail Properties, Inc.	NNN	12.7	x	11.9	x	12.7	x	11.9x
Entertainment Properties Trust	EPR	12.5	x	11.3	x	12.5	x	11.9x
Government Properties Trust Inc.	GPT	23.8	x	14.8	x	NA		17.9x
Hospitality Properties Trust	HPT	11.3	x	10.6	x	11.3	x	12.4x
Lexington Corporate Properties Trust	LXP	12.1	x	10.7	x	12.1	x	11.4x
Medical Properties Trust, Inc.	MPW	14.7	x	9.5	x	NA		11.2x
One Liberty Properties, Inc.	OLP	6.7	x	9.1	x	6.7	x	10.2x
Realty Income Corporation	O	13.4	x	12.8	x	13.4	x	12.7x
Spirit Finance Corporation	SFC	15.9	x	10.8	x	15.7	x	11.1x
Trustreet Properties, Inc.	TSY	12.0	x	10.0	x	11.6	x	9.9x

Average		13.7	x	11.1	x	12.9	x	12.1x
Median		12.7	x	10.8	x	12.5	x	11.9x
High		23.8	x	14.8	x	19.1	x	17.9x
Low		6.7	x	7.5	x	6.7	x	8.4x

Source: Company filings, Company Press Releases, SNL, BridgeStation, and Firstcall

FBR selected the companies reviewed in the comparable companies analyses because of, among other reasons, their focus on net lease real estate assets. None of the companies utilized in the above analyses, however, is identical to CPA®:12. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies, as well as the potential trading value of CPA®:12. In addition, past performance of the companies included in the comparable REIT analysis above does not guarantee the future results of such REITS, and this analysis does not purport to be indicative of the actual values or expected values of CPA®:12’s common stock.

Analysis of Comparable Transactions.  FBR also reviewed selected transactions involving publicly-traded REITs announced since January 1, 2004. Using publicly available information, FBR compared the aggregate consideration paid in the selected transactions to the trailing twelve months EBITDA (TTM EBITDA) and forward twelve months EBITDA (FTM EBITDA) multiples. Based on CPA®:12’s 2005 EBITDA, the illustrative value of CPA®:12’s common stock ranged from $10.30 per share to $19.68 per share. Based on CPA®:12’s 2006 EBITDA, the illustrative value of CPA®:12’s common stock ranged from $10.14 per share to $18.86 per share. The selected transactions were:

Comparable Transaction Analysis

		Completion	TTM EBITDA	FTM EBITDA
Acquirer	Target	Date	Multiple	Multiple

Magazine Acquisition GP LLC	Town & Country Trust (TCT)	3/31/2006	17.1x	16.6x
Brandywine Realty Trust (BDN)	Prentiss Properties Trust (PP)	1/5/2006	15.7x	15.2x
DRA Advisors LLC	Capital Automotive REIT (CARS)	12/16/2005	13.6x	13.2x
ProLogis (PLD)	Catellus Development Corp (CDX)	9/15/2005	17.7x	17.2x
Ventas Inc (VTR)	Provident Senior Living Trust	6/8/2005	15.0x	14.6x
Camden Properties Trust (CPT)	Summit Properties Inc. (SMT)	2/28/2005	20.2x	19.6x
Kimco Realty (KIM); DRA Advisors	Price Legacy Corp (PLRE)	12/20/2004	17.4x	16.9x
General Growth Properties Inc. (GGP)	Rouse Co (RSE)	11/12/2004	19.5x	18.9x
Blackstone Group	Prime Hospitality (PDQ)	10/8/2004	12.7x	12.3x
Simon Property Group (SPG)	Chelsea Property Group (CPG)	10/14/2004	18.3x	17.8x
The Blackstone Group/ Merrill Lynch	Extended Stay America (ESA)	5/11/2004	13.2x	12.8x
Ventas Inc. (VTR)	ElderTrust (ETT)	2/5/2004	14.7x	14.3x

Source:	Capital IQ — M&A Transaction Summary, Company Filings (10K, 10Q, 8K Proxy), Company Press Releases, Dealogic Stretgy Mangager

Discounted Cash Flow Analysis.  FBR performed a discounted cash flow analysis of CPA®:12 based upon projected adjusted funds from operations provided by CPA®:12’s management for the five years ended December 31, 2005, 2006, 2007, 2008, 2009, and for the first quarter of ended March 31, 2006 annualized through 2010. FBR calculated illustrative ranges of CPA®:12 common stock using projected adjusted funds from operations for five years from 2005 to 2009, and from 2006 to 2010, and a residual value in the final year was based on multiples ranging from 10.5x to 14.5x. The projected results derived from this analysis were then discounted to a present value using discount rates ranging from 7.50% to 8.50%. The value based on CPA®:12’s first quarter 2006 annualized AFFO ranged from $8.90 per share to $11.57 per share. Based on CPA®:12’s 2005 net operating income, the illustrative value of CPA®:12’s common stock ranged from $8.79 per share to $11.39 per share.

Comparable Cap Rate Analysis.  FBR performed an analysis using CPA®:12’s results for the fiscal year ended December 31, 2005 and annualized results for the fiscal quarter ended March 31, 2006 to determine an implied capitalization rate based on the proposed net asset value. FBR compared the implied capitalization rate to thirty publicly disclosed transactions involving similar real estate assets that have closed since the beginning of 2006. The capitalization rates of these transactions ranged from 8.00% to 9.50% compared to the implied capitalization rate range of the acquisition of CPA®:12’s properties in the merger from 9.52% to 9.61%. Based solely on the capitalization rate analysis, CPA®:14 is acquiring the assets of CPA®:12 at a purchase price that is less than the market purchase price for similar real estate assets in comparable transactions.

In performing its analyses, FBR made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CPA®:14. No company, transaction or business used in the analyses described above is identical to CPA®:14 or the merger. Any estimates contained in FBR’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of FBR’s analysis of the fairness, from a financial point of view, to the holders of CPA®:14 common stock, as of June 28, 2006, and subject to and based on the assumptions made, procedures followed, matters considered and limitations on the opinion and the review undertaken in connection with such opinion, of the financial consideration to be received by such holders pursuant to the terms of the merger agreement, and were conducted in connection with the delivery by FBR of its fairness opinion, dated June 28, 2006.

FBR’s opinion was one of the many factors taken into consideration by the special committee of the board of directors of CPA®:14 in making its determination to approve the merger agreement and merger. FBR’s analyses summarized above should not be viewed as determinative of the opinion of the special committee of the board of directors of CPA®:14 with respect to the value of CPA®:14’s common stock or of whether the special committee would have been willing to agree to a different form of consideration.

Pursuant to a letter agreement dated June 2, 2006, the special committee of the board of directors of CPA®:14 engaged FBR to render certain financial advisory services in connection with its consideration of the merger. Pursuant to the terms of this agreement, the Company agreed to pay FBR a fee of approximately $600,000 in connection with the consummation of the merger, which became payable upon delivery of its fairness opinion to the special committee of the board of directors. In addition, CPA®:14 has agreed to reimburse FBR for its expenses and to indemnify FBR and its affiliates against certain liabilities and expenses related to or arising out of FBR’s engagement.

PROSPECTIVE FINANCIAL INFORMATION

Included in the section above is certain forecasted operating information including estimated Funds From Operations (“FFO”) for the fiscal years ended December 31, 2006 and 2007 for both of CPA®:12 and CPA®:14, respectively. The forecasted information presents, to the best knowledge and belief of CPA®:12 and CPA®:14, their expected results and also reflects their judgment as of the date of this joint proxy statement/prospectus of conditions expected to exist and the course of action expected to taken, but neither CPA®:12 nor CPA®:14 can give you any assurance that their forecasted results will be achieved. There will likely be differences between CPA®:12 and CPA®:14’s forecast and actual results, and those differences could be material.

Each of CPA®:12 and CPA®:14 use the definition of FFO adopted by the National Association of Real Estate Investment Trusts (NAREIT) as interpreted by the SEC. Accordingly, FFO is defined as net income (computed in accordance with U.S. generally accepted accounting principles), excluding gains (losses) on dispositions of interests in depreciated operating properties and real estate depreciation and amortization expenses. FFO includes each of CPA®:12 and CPA®:14’s share of FFO of unconsolidated real estate ventures and discontinued operations and excludes minority interests in real estate depreciation and amortization expenses. Each of CPA®:12 and CPA®:14 believes that FFO is a meaningful measure as a supplement to net earnings because net earnings assumes that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. Each of CPA®:12 and CPA®:14 believes that the values of real estate assets fluctuate due to market conditions. CPA®:12 and CPA®:14’s calculation of FFO may not be comparable to similarly titled measures reported by other companies because not all companies calculate FFO in the same manner.

The forecasted information above has been prepared by CPA®:12 and CPA®:14 based on actual tenant lease terms based on expected performance under those leases and in-place fixed rate debt. Such information has been prepared under the same accounting policies for the entity as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation” for CPA®:12 and CPA®:14, respectively.

The forecasted financial information for CPA®:12 and CPA®:14, referred to above and included in “Opinion of Financial Advisor to the Special Committee of CPA®:12” and “Opinion of Financial Advisor to the Special Committee of CPA®:14” in this joint proxy statement/prospectus has been prepared by, and are the responsibility of, W. P. Carey’s management. PricewaterhouseCoopers LLP has neither examined nor compiled the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included in this offering document relate to each of CPA®:12 and CPA®:14’s historical financial information. Such reports do not extend to the prospective financial information and should not be read to do so. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

INTEREST OF CPA®:12’s ADVISOR IN THE MERGER

In addition to the subordinated disposition and termination fees to be paid to CPA®:12’s advisor and its affiliates in connection with the transactions, CPA®:12’s advisor has an interest in the merger because it owns 1,098,699 shares of restricted common stock of CPA®:12. Under the terms of the restricted stock agreement, the shares will vest and all restrictions will lapse upon the expiration of the CPA®:12 advisory agreement for any reason other than a termination for cause or the occurrence of a change of control. The merger will constitute a change of control under the CPA®:12 advisory agreement.

APPRAISAL OF CPA®:12 ASSETS

CPA®:12 obtained a third party appraisal of the market value of the CPA®:12 portfolio as of October 31, 2005 and updated through December 31, 2005 based on the income method of valuation. The income method of appraisal is a valuation method used for income producing properties. This method involves a calculation of the present value of the income stream that is derived from the income producing property using projected lease cash flows and estimated residual cash flow at the end of the holding period. A limited appraisal report assumes, among other things, that (i) factual information received by the appraiser, including the legal description of the property (for example, site size, building area, date of construction), title and encumbrances, is complete and accurate, (ii) there are no hidden structural defects in the property or soil, (iii) there is compliance with federal, state and local zoning, use, environmental and similar laws and regulations, and (iv) all licenses and certificates of occupancy and similar authorities have been or can be obtained for any use of the property that is contemplated. Appraisals of market values of the portfolio are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by the appraisals. The appraisal was not undertaken for the purpose of the merger.

The appraiser assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information reviewed by it for purposes of its report. The appraiser was not engaged to, and therefore did not, verify the accuracy or completeness of such information. It was informed and assumed, without independent verification, that the financial information supplied to, discussed with or otherwise made available to or obtained by them reflected the best currently available estimates and judgment of the management of W. P. Carey and of CPA®:12.

The appraiser’s report is necessarily based on economic, market and other conditions as in effect on, and the information made available to the appraiser as of the date of the report. In arriving at its appraisal, the appraiser was not authorized to solicit, and did not solicit, interest from any third party with respect to an acquisition or other transaction relating to any specific properties. Market value as determined by the appraiser is as defined in 2005 edition of the Uniform Standards of Professional Appraisal Practice.

The appraiser’s report to CPA®:12 was one of many factors taken into consideration by the CPA®:12 board and the special committee in making their determination to approve and adopt the merger agreement and the CPA®:12 asset sale.

CONFLICTS OF INTEREST

A number of conflicts of interest are inherent in the relationship between CPA®:12 and CPA®:14. The board of directors of CPA®:12 recognized these conflicts and the need to independently determine that the merger is in the best interest of the CPA®:12 stockholders, and therefore formed a special committee comprised of independent directors. This special committee engaged an independent fairness opinion provider and independent legal counsel. In considering the recommendation of the CPA®:12 board of directors to approve the merger, stockholders of CPA®:12 should be aware that conflicts of interest exist because the advisors of CPA®:12 and CPA®:14, the officers and certain directors of CPA®:12 and CPA®:14 and, in addition, certain members of the boards of directors of CPA®:12 and CPA®:14 may have certain interests in the merger that are separate from the interests of the CPA®:12 stockholders generally. The members of the CPA®:12 board (including its independent directors) knew about these additional interests, and considered them, when they approved the merger and the CPA®:12 asset sale.

Similarly, the board of directors of CPA®:14 has recognized the conflicts of interests inherent in the relationship between CPA®:12 and CPA®:14 and the need to independently determine that the merger is in the best interest of the CPA®:14 stockholders, and have therefore engaged an independent fairness opinion provider. In considering the recommendation of the CPA®:14 board of directors to approve the merger, stockholders of CPA®:14 should be aware that conflicts of interest exist because the advisors of CPA®:12 and CPA®:14, the officers and certain directors of CPA®:14 and CPA®:12 and, in addition, certain members of the boards of directors of CPA®:12 and CPA®:14 may have certain interests in the merger that are separate from the interests of the CPA®:14 stockholders generally. The members of the CPA®:14 board (including its independent director) knew about these additional interests, and considered them, when they approved the merger. Certain of these interests are set forth below.

Common Management

W. P. Carey and its affiliates, including Carey Asset Management Corp., invest in and serve as the advisors for both CPA®:12 and CPA®:14. Wm. Polk Carey serves as the chairman of the board of directors of both CPA®:12 and CPA®:14. Three directors serve on the board of CPA®:14 and three directors serve on the board of CPA®:12. Wm. Polk Carey, a director of each of CPA®:12 and CPA®:14, is also a director of W. P. Carey. Gordon DuGan, a director of CPA®:14 until April 2006 and a director of CPA®:12 until September 2006, is on the board of W. P. Carey. James Price, a member of the special committee of CPA®:12, was until April 2006, a director of CPA®:14.

The directors of each of CPA®:12 and CPA®:14 have an independent obligation to ensure that the participation in the merger of each individual company on whose board they serve is fair and equitable, considering all factors unique to each company and without regard to whether the merger is fair and equitable to the other company. The directors have sought to discharge faithfully this obligation to each of the companies, but stockholders should bear in mind that one of the directors serves in a similar capacity with respect to both CPA®:12 and CPA®:14, and that the remaining directors serve in a similar capacity with respect to other entities which are affiliates of CPA®:12, CPA®:14 and W. P. Carey. If the board of directors of each of CPA®:12 and CPA®:14 was comprised solely of directors who did not serve in a similar capacity for both companies or their affiliates, these directors would have had a fully independent perspective (i.e., not affected by a consideration of the interests of the other company or any affiliate) which might have led them to advocate positions during the negotiations and structuring of the merger different from those taken by the directors.

To help alleviate this conflict, the board of each company created a special committee comprised of two independent directors in the case of CPA®:12 and one non-overlapping independent director in the case of CPA®:14. The purpose of each special committee is to evaluate the merger and in the case of CPA®:12, the CPA®:12 asset sale from an independent perspective and make recommendations to the full board of each company regarding the merger and in the case of CPA®:12, the CPA®:12 asset sale. The CPA®:12 special committee is comprised of Elizabeth P. Munson and James D. Price. The CPA®:14 special committee is comprised of Trevor P. Bond.

Lack of Independent Representation of Stockholders

While the financial advisors to the special committees of CPA®:12 and CPA®:14 provided such committees with a fairness opinion regarding the merger and in the case of CPA®:12, covering the CPA®:12 asset sale as well, the directors and the management of the advisor of each of CPA®:12 and CPA®:14 have been substantially involved in considering liquidity alternatives for CPA®:12 and in analyzing the terms and conditions of the merger and, in the case of CPA®:12, the CPA®:12 asset sale as well. If the companies had only independent representatives providing information and advice and involved in analyzing the terms of the merger and, in the case of CPA®:12, the terms of the CPA®:12 asset sale, the terms of these transactions might have been different including a third party transaction for CPA®:12 which could have possibly achieved a more favorable result for their respective stockholders.

While independent representatives of the companies were not alone responsible for analyzing the terms of the merger, the boards of directors of CPA®:12 and CPA®:14 believe that the procedures used to protect the financial interests of the stockholders are fair. The board of directors of each company formed a special committee represented by separate legal advisors to evaluate the merger and in the case of CPA®:12, the CPA®:12 asset sale. The CPA®:12 special committee was comprised of two independent directors and the CPA®:14 special committee was comprised of one independent director and there was no overlap among members of the special committees.

Each special committee engaged its own independent financial advisor to provide a fairness opinion to the committees regarding the fairness of the transactions to the respective companies and their stockholders from a financial point of view. See “Opinion of Financial Advisor to the Special Committee of CPA®:12,” “Opinion of Financial Advisor to the Special Committee of CPA®:14” and “Appraisal of CPA®:12 Assets.”

Also, CPA®:14’s board of directors is permitted by the CPA®:14 bylaws and by the Maryland General Corporation Law to complete the merger without the approval of the CPA®:14 stockholders. However, such board felt that submitting the transaction to stockholder approval would help alleviate concerns related to the conflicts inherent in this transaction between affiliated companies. The approval of CPA®:14 stockholders is required, however, for completion of the alternate merger. Therefore, CPA®:14 is submitting the merger agreement, which contemplates both the merger and the alternate merger, for approval by its stockholders.

Fiduciary Duties of Directors

The directors of CPA®:12 and CPA®:14 have fiduciary duties to the companies on whose board they sit, and to the stockholders of those companies. The directors, in handling the affairs of CPA®:12 and CPA®:14, are expected to exercise good faith, to act in a manner reasonably believed to be in the best interests of the companies and stockholders and to act with the care of an ordinarily prudent person in a like position under similar circumstances. Under these fiduciary duties, the directors are obligated to ensure that CPA®:12 and CPA®:14 are treated fairly and equitably in transactions with third parties, especially where consummation of such transactions may result in the interests of directors being opposed to, or not fully in line with, the interests of the stockholders. Accordingly, the directors of CPA®:12 and CPA®:14 are required to assess whether the merger is fair and equitable, taking into account the unique characteristics of CPA®:12 and CPA®:14 and each company’s objectives with respect to the merger.

Each of the directors of CPA®:12, except Mr. Carey, including each of the independent directors and members of the CPA®:12 special committee, beneficially owns shares of CPA®:12 common stock, but each owns less than one percent of the total outstanding shares. Mr. Carey, beneficially owns directly and through entities which he controls, a total of 8.55% shares of CPA®:12 common stock. Each of the independent directors of CPA®:14, beneficially own shares of CPA®:14 common stock, but each beneficially owns less than one percent of the total outstanding shares. Mr. Carey, a director of CPA®:14, beneficially owns directly and through entities which he controls, a total of 5.43% shares of CPA®:14 common stock. CPA®:12’s bylaws, however, prohibit its directors and their affiliates from voting their shares on any matters submitted to stockholders regarding any transaction between CPA®:12 and its advisor, any of its directors or any affiliate. Although these shares may not be voted, they will be considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained.

Limited Due Diligence with respect to the Real Estate to be Acquired in the Merger

If CPA®:14 were purchasing a portfolio of properties from a non-affiliated entity, either singly or on a portfolio basis, CPA®:14 would conduct significant real estate due diligence on each property to be acquired in order to evaluate all the risks and costs associated with each property. Although CPA®:12 and CPA®:14 are both managed by affiliates of W. P. Carey and W. P. Carey has employed similar due diligence methods with respect to the acquisition of properties by CPA®:12 and CPA®:14, CPA®:14 will not have the benefit of a recent, independent due diligence investigation of each property, and may not have all of the information regarding each property that a thorough investigation would produce at this time, and is therefore relying on information about each property to be acquired which may not be as current or complete as if CPA®:14 had conducted an independent due diligence investigation on each such property. Thus, there may be liabilities that CPA®:14 fails to discover or inadequately assesses which may lead to CPA®:14 incurring unexpected liabilities or the properties failing to perform as expected. In particular, to the extent that CPA®:12 as the prior owner of the acquired properties failed to comply with or otherwise violated applicable laws or regulation, CPA®:14 as the successor owner may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. As a result of the merger, CPA®:12 will not have any separate existence and, therefore, any claim in respect of such liabilities would need to be pursued against the advisor, under the indemnification agreement which contains certain limitations. The discovery of any material liabilities associated with the acquisition of CPA®:12, and CPA®:14’s inability to pursue successfully an indemnification claim against CPA®:12’s advisor under the indemnification agreement between them, could harm CPA®:14’s business and results of operations.

Directors of CPA®:12 and CPA®:14 also Serve or Served as Directors of Other CPA® REITs

Certain directors of CPA®:12 and CPA®:14 serve, and have served, on the boards of other CPA® REITS. Mr. James D. Price, an independent director of CPA®:12, was also an independent director of CPA®:14 until his resignation in April 2006. Mr. Price also serves as an independent director of CPA®:16 — Global and CPA®:15. Ms. Elizabeth P. Munson, an independent director of CPA®:12, also serves as an independent director of CPA®:16 — Global and CPA®:15. Mr. Trevor P. Bond, an independent director of CPA®:14, also serves as an independent director of CPA®:16 — Global and CPA®:15. Mr. Charles E. Parente served as an independent director of CPA®:14, CPA®:12 and CPA®:15 until the annual meetings of stockholders of these entities, respectively, in June, 2006, at which time he did not stand for re-election in light of his nomination as a director of W. P. Carey. Mr. Parente did not participate in any deliberations regarding the merger or the CPA®:12 asset sale on behalf of CPA®:12 or CPA®:14 during his tenure as a director of those entities. Mr. Richard Pinola, an independent director of CPA®:14 since July of 2006, also serves as an independent director of CPA®:15 and CPA®:16 — Global since August of 2006. Mr. Gordon F. DuGan served as a director of CPA®:12 until September of 2006 and of CPA®:14 until April of 2006. Mr. DuGan also serves as a director of CPA®:16 — Global, CPA®:15 and W. P. Carey. Mr. Wm. Polk Carey serves as a director of CPA®:16 — Global, CPA®:15, CPA®:14, CPA®:12 and W. P. Carey.

Fees payable to CPA®:12’s advisor by CPA®:12 in connection with the Merger and the CPA®:12 asset sale

CPA®:12’s advisor and its affiliates who provide advisory services will earn significant fees from CPA®:12 in connection with the transactions contemplated by the merger and the CPA®:12 asset sale, pursuant to the acquisition services agreement. According to the acquisition services agreement, if the advisor or an affiliate provides a substantial amount of services (as determined by a majority of the independent directors of CPA®:12) in the sale of a property, the advisor or the affiliate is entitled to receive the subordinated disposition fee in an amount equal to the lesser of (i) 50% of the real estate commission paid in a competitive market for a similar property and (ii) 3% of the contract sales price of the property. This fee is subordinated to the receipt by CPA®:12 stockholders of total dividends equal to 100% of their initial investment plus a 6% cumulative return. In determining the subordinated disposition fees payable to the advisor, the majority of independent directors of CPA®:12 considered the following services provided by the advisor:

•	analysis of various liquidity options over several years on behalf of CPA®:12;

•	analyzing the terms and conditions merger and the CPA®:12 asset sale, including financial and tax analysis, obtaining lenders’ consents and tenants’ estoppels, performing title reviews, providing financial information, organizing and making diligence materials available and considering other issues;

•	purchase of approximately $200 million of assets, before giving effect to any reduction in the purchase price to reflect sales to unaffiliated third parties, that do not fit the investment objective of CPA®:14 in order to facilitate liquidation of the entire CPA®:12 portfolio; and

•	agreeing to pay CPA®:12’s former stockholders amounts realized on the sale of properties received in the CPA®:12 asset sale in excess of the price paid to CPA®:12 pursuant to the additional consideration provisions of the CPA®:12 asset sale agreement.

In a CPA®:12 special committee meeting on June 15, 2006, the special committee of CPA®:12’s board of directors, comprised of all of the independent directors of CPA®:12, Mr. James D. Price and Ms. Elizabeth P. Munson, unanimously determined that the advisor and its affiliates provided a substantial amount of services in the sale of the properties in the CPA®:12 asset sale. The amount of this disposition fee payable to the advisor in connection with the merger and the CPA®:12 asset sale is $24,418,482.

Set forth below is additional information regarding the calculation of the subordinated disposition fees.

Subordinated Disposition Fee:
Real estate assets	$735,662,276
Subordinated disposition fee (3%)	$22,069,868
Disposition fees earned on previous dispositions	$2,348,614

Total Subordinated Disposition Fee	$24,418,482

The advisor to CPA®:14 has agreed in writing that if and when CPA®:14 sells the properties that it is acquiring in the merger from CPA®:12, it will waive collection of a disposition fee from CPA®:14, to avoid collecting a disposition fee twice with respect to the same properties.

Because CPA®:14 already has the CPA®:14 advisory agreement with the advisor to CPA®:12 and does not want to be subject to the fees which may be payable under CPA®:12’s agreements, CPA®:12 and its advisor have mutually agreed to terminate the acquisition services agreement of CPA®:12 (and the CPA®:12 advisory agreement) immediately prior to the CPA®:12 asset sale and the merger, and CPA®:12 will pay its advisor a termination fee in the amount of $25,379,442 subject to adjustment as discussed below. The acquisition services agreement provides for the termination fee to be calculated as the amount equal to 15% of the amount by which (1) the appraised value of the properties on the termination date (based on the most current appraisal subject to certain adjustments), less the amount of all indebtedness secured by such properties, exceeds (2) the total of the initial investor capital on the final closing date plus an amount equal to the preferred return through the termination date reduced by the total dividends paid by CPA®:12 from its inception through the termination date. Calculated in such manner, based on the current appraised values of CPA®:12’s properties, the termination fee would be approximately $30 million. However, the independent directors of CPA®:12 and the advisor and its affiliates have agreed to a reduced termination fee of $25,379,442 calculated in the manner set forth in the table below. This calculation is based upon the amount by which the value of the assets and liabilities of CPA®:12 used in calculating its net asset value, less the amount of the subordinated disposition fee payable to the advisor, exceeds the net amount of investor capital as of March 31, 2006. This amount, the net appreciation, was then used to calculate the 15% termination fee. In addition, the termination fee may be subject to an upward adjustment to the extent of 15% of the amount, if any, by which the proceeds of any sales of properties by CPA®:12 prior to the merger exceed the appraised value of such properties less any related mortgage indebtedness.

Termination Fee:
Appraised value of properties(1)	742,392,660
Liabilities and disposition expenses(2)	(299,307,467)
Subordinated disposition fee(3)	(24,418,482)
Net working capital(4)	26,655,808
Net investor capital(5)	(276,126,240)

Net Appreciation	169,196,279
15% Fee	25,379,442

(1)	Represents the results of a third party appraisal of CPA®:12’s real properties as of December 31, 2005, as adjusted to reflect a subsequent asset restructuring and the sales of properties owned by CPA®:12.

(2)	Includes the estimated fair market value as of March 31, 2006 of mortgages encumbering CPA®:12’s real property, and estimated disposition expenses, other than fees payable to the advisor and its affiliates.

(3)	Payable to an affiliate of the advisor.

(4)	Includes other balance sheet assets and liabilities as of March 31, 2006 (predominantly current assets and liabilities) that are included in calculating net asset value, as adjusted to reflect an asset restructuring and a subsequent asset sale.

(5)	Represents initial investor capital and an investment by an institution in 2001, net of redemptions through March 31, 2006.

The CPA®:12 advisor will also be entitled to receive its monthly asset management fee of one twelfth of one percent of the value of CPA®:12’s assets through the closing of the merger and reimbursements for costs incurred by the advisor through the closing of the merger. The members of the special committee of the board of directors of CPA®:12 also determined that no other fees were payable under the acquisition services agreement and the CPA®:12 advisory agreement. In exchange, in the asset sale agreement, W. P. Carey and its affiliate agreed expressly for the benefit of CPA®:12 and CPA®:14, to waive and to permanently discharge any rights to collect any other fees under the acquisition services agreement or the advisory agreement or otherwise claim any breach or make any other claim in respect of those agreements.

Fees Payable to CPA®:14’s Advisor by CPA®:14 in connection with the Merger

CPA®:14’s advisor has agreed to waive certain fees that would be due from CPA®:14 in connection with the transactions contemplated by the merger under the terms of the CPA®:14 advisory agreement. Pursuant to the CPA®:14 advisory agreement, CPA®:14 typically pays acquisition fees to its advisor upon the acquisition of properties, which fee totals not more than two and one half percent of the sum of the contract purchase price of the properties and the acquisition fees paid. CPA®:14 also pays its advisor a subordinated acquisition fee which fee totals not more than two percent of the sum of the contract purchase price of the properties and the acquisition fees paid. The subordinated acquisition fee is payable in equal annual installments on January 1 of each of the eight calendar years commencing with January 1 following the first anniversary of the date a property was purchased, but only if CPA®:14’s stockholders have received a cumulative annual preferred return of six percent based on distributions paid. However, CPA®:14’s advisor has agreed to waive any and all acquisition and subordinated acquisition fees and subordinated disposition fees (as defined in the CPA®:14 advisory agreement) which would otherwise be payable by CPA®:14 in connection with the acquisition and/or subsequent disposition of the assets acquired from CPA®:12 in the merger.

Ongoing Fees Payable to CPA®:14’s Advisor by CPA®:14 under the CPA®:14 Advisory Agreement

CPA®:12’s assets not acquired by W. P. Carey pursuant to the asset sale agreement will be acquired by CPA®:14 rather than by a third party. CPA®:14’s advisor will continue to earn significant asset management fees relating to these assets as a part of the fees it will earn for services it will provide to the combined company. Pursuant to the CPA®:14 advisory agreement, CPA®:14 now pays and subsequent to the merger will continue to pay the advisor on an on-going basis an asset management fee for the advisory services rendered by the advisor in an amount equal to one percent per annum of the adjusted invested assets of CPA®:14. The asset management fee is calculated monthly on the basis of one-twelfth of one percent of the adjusted invested assets for that month, computed as a daily average. One-half of the asset management fee calculated with respect to each month is payable on the first business day following such month and the other half of such asset management fee is subordinated and is payable quarterly.

The aggregate annual amount of asset management and subordinated performance fees payable to CPA®:14’s advisor is expected to increase by $5.36 million as a result of the acquisition of CPA®:12 assets in the merger. In addition, reimbursement of expenses to the advisor under the CPA®:14 advisory agreement will apply to CPA®:14’s entire portfolio, including the assets of CPA®:12 acquired in the merger.

The advisor will also be entitled to earn incentive fees and termination fees in respect of increases in value of such assets after they are acquired by CPA®:14 in the merger. In addition to the subordinated disposition fee, the advisor is also entitled to the subordinated acquisition fee and the subordinated incentive fee. The advisor may receive as additional compensation for services rendered in connection with the investigation, selection, acquisition or origination (by purchase, investment or exchange) of properties and loans a subordinated acquisition fee. The total subordinated acquisition fees paid may not exceed two percent of the aggregate total property cost of all properties and loans purchased and originated by CPA®:14, measured at such time as CPA®:14 shall have completed all offerings (other than pursuant to its dividend reinvestment plan) and invested substantially all of the net proceeds of such offerings, unless a majority of the directors (including a majority of the independent directors) not otherwise interested in any transaction approves the excess as being commercially competitive, fair and reasonable to CPA®:14. The unpaid portion of the subordinated acquisition fee shall bear interest at the rate of six percent per annum from the date of acquisition of such property or loan until such portion is paid. Subject to the following sentence, the subordinated acquisition fee with respect to any investment asset shall be payable in equal annual installments on January 1 of each of the eight calendar years following the first anniversary of the date such asset was purchased; accrued interest on all unpaid subordinated acquisition fees shall also be payable on such dates. The portion of the subordinated acquisition fees, and accrued interest thereon, otherwise payable on any January 1 shall be payable only if the a cumulative return of six percent, computed from the initial closing date through the date as of which such amount is being calculated, or preferred return, through the end of the fiscal year preceding such January 1 has been met. Any portion of the subordinated acquisition fees, and accrued interest thereon, not paid due to CPA®:14’s failure to meet the preferred return through any fiscal year end shall be paid by CPA®:14 on the January 1 following the first fiscal year thereafter through which the preferred return has been met. No subordinated acquisition fees shall be payable on the reinvestment of proceeds from the sale or refinancing of properties or loans.

The advisor may also be entitled to a subordinated incentive fee in an amount equal to 15% of cash from sales distributable to stockholders after stockholders have received a return of 100% of initial investor capital (through liquidity or distributions) plus a preferred return through the date payment is made, or the subordinated incentive fee. With respect to the CPA®:12 properties acquired by CPA®:14 in the merger, the subordinated incentive fees will be calculated based on the appreciation of the values of the acquired properties from and after the date of the merger. For these purposes the stockholders shall be deemed to have been provided liquidity if the shares are listed on a national security exchange or included for quotation on Nasdaq. In the event the shares are listed on a national securities exchange or included for quotation on Nasdaq, the advisor shall be paid the subordinated incentive fee in an amount equal to 12% of the excess of (A) the sum of (i) the market value of CPA®:14 plus (ii) the total of the distributions paid to stockholders from the initial closing date until the date the shares are listed or included for quotation over (B) the sum of (i) 100% of initial investor capital and (ii) the total amount of the distributions required to be paid to stockholders in order to pay the preferred return through the date the market value is determined. The fee may only be paid if the average closing price of the shares over any consecutive three-month period ending within 24 months of the date of listing is sufficient, when added to distributions previously paid from the initial closing date through the end of such three-month period, to return 100% of initial investor capital plus a 6% cumulative return from the initial closing date through the last day of such three-month period. The return requirement shall also be deemed satisfied if the total distributions paid by CPA®:14 has satisfied the preferred return requirement and the market value of CPA®:14 equals or exceeds adjusted investor capital.

The CPA®:12 Asset Sale

Prior to the merger, CPA®:12 will sell certain of its properties or interests in properties to W. P. Carey, for approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt previously incurred to finance the acquisition of the properties or to refinance such original third party mortgage debt. Each of the purchase price and the amount of third party mortgage debt to be assumed by W. P. Carey under the asset sale agreement is subject to reduction if any of the properties identified for sale in the asset sale agreement is sold to unaffiliated third parties prior to the merger. Each of the properties owned by CPA®:12 (or in which CPA®:12 owns an interest) with a lease that expires on or before 2014 is being sold to W. P. Carey in the CPA®:12 asset sale. The properties being acquired by CPA®:14 in the merger are all of the properties of CPA®:12 that have remaining lease terms of more than eight years. The length of the remaining lease term was the only criteria used to determine which properties would be sold to W. P. Carey. The properties sold to W. P. Carey will therefore not be a part of the portfolio of CPA®:14. Although the assets being sold to W. P. Carey do not fit the objectives of CPA®:14’s investment portfolio because of their lease terms, they are income generating assets from which CPA®:14 will not benefit in the future.

Share Ownership of Affiliates

As of October 20, 2006, W. P. Carey and its subsidiaries own 2,643,054 shares of CPA®:12 common stock (equal to 8.48% of the outstanding CPA®:12 common stock prior to the merger) and 3,750,853 shares of CPA®:14 common stock (equal to 5.43% of the outstanding CPA®:14 common stock prior to the merger). Also, Wm. Polk Carey, a director of CPA®:14 and CPA®:12, beneficially owns directly and through entities which he controls, a total of 2,665,841 shares of CPA®:12 common stock and 3,752,131 shares of CPA®:14 common stock, which total includes the shares owned by W. P. Carey and its subsidiaries described above. Pursuant to the respective bylaws of CPA®:12 and CPA®:14, these shares will not be voted in the merger or the CPA®:12 asset sale although these shares will be considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained. W. P. Carey and its subsidiaries, and Wm. Polk Carey, will, however, as stockholders of CPA®:12 receive the special cash distribution and the merger consideration. W. P. Carey and its subsidiaries have indicated their interest to elect to receive shares of CPA®:14 in the merger.

Lack of Market Bids

If CPA®:12 were selling its real estate properties to a non-affiliated third party or parties, either singly or on a portfolio basis, such purchaser or purchasers might assign different values to such properties, either singly or in the aggregate, as a result of using different valuation methodologies or assumptions, or more current market information, and therefore might be willing to pay an aggregate purchase price for such properties greater than the appraised value of CPA®:12’s real estate assets as of December 31, 2005, as adjusted to reflect an asset restructuring, which is the value that was used (after adjustment for the sale of an asset and for assets and current liabilities as of March 31, 2006) in determining the total consideration which CPA®:12’s stockholders will receive as a result of the merger and the related sale of assets.

In addition, CPA®:12 did not solicit third party bids for CPA®:12 as a whole, which could have resulted in a purchase price for CPA®:12 greater than that being received by CPA®:12’s stockholders as a result of the merger and the CPA®:12 asset sale.

Competition with W. P. Carey and its Affiliates in the Sale, Lease and Operation of Properties

The advisor to both CPA®:12 and CPA®:14 currently manages or advises public and private real estate investment partnerships and other REITs which have investment and rate of return objectives similar to those of CPA®:12 and CPA®:14. In addition, the advisor to both CPA®:12 and CPA®:14 expects to manage or advise additional REITs and other investment entities. Therefore, those entities may be in competition with the combined company after the merger with respect to properties, potential purchasers, sellers and lessees of properties and mortgage financing for properties.

The directors and officers of CPA®:14 immediately prior to the effective time will continue to be the directors and officers of the combined company after the merger. During 2005, the directors of CPA®:14 as a group received fees of $64,130. Mr. Carey did not receive compensation for serving as a director.

THE MERGER AGREEMENT

The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Appendix A and is incorporated by reference in this joint proxy statement/ prospectus. This summary is qualified in its entirety by reference to the merger agreement. The boards of directors of CPA®:12 and CPA®:14 urge all stockholders of CPA®:12 and CPA®:14 to read the merger agreement in its entirety.

The Merger

The merger agreement provides that CPA®:12 will be merged with and into CPA®:14 with CPA®:14 continuing as the surviving company in accordance with the Maryland General Corporation Law. At the effective time of the merger, all the rights and property of CPA®:12 before the merger except for certain of CPA®:12’s properties or interests in properties that will be sold to W. P. Carey prior to the merger will vest in CPA®:14, and all of the debts and liabilities of CPA®:12 before the merger will become the debts and liabilities of CPA®:14.

Closing and Effective Time of the Merger

The merger agreement provides that the closing of the merger will take place commencing at 10.00 a.m. local time, on a date specified by the parties, which shall be no later than the third business day after the satisfaction or waiver of the conditions in the merger agreement, at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York 10019, or at such other date and place as CPA®:12 and CPA®:14 agree.

The merger will become effective immediately upon the date stamped by the Secretary of State of the State of Maryland on the articles of merger.

Conversion of Securities

At the effective time of the merger, generally, each issued and outstanding share of CPA®:12 common stock will be converted into the right to receive either 0.8692 shares of CPA®:14 common stock, or $10.30 in cash. Objecting shares, which are discussed below, and shares of common stock of CPA®:12 held in the treasury of CPA®:12 or owned by any wholly-owned subsidiary of CPA®:12 or by CPA®:14 or its subsidiaries, will not be converted and will be canceled. As of the effective time of the merger, each share of CPA®:12 common stock will be canceled and retired. The election to receive cash is available only to CPA®:12 stockholders of record on October 20, 2006. Stockholders of CPA®:12 who become stockholders of record after October 20, 2006 will only receive CPA®:14 common stock.

Shares of CPA®:12 common stock which are objecting shares, as defined in Subtitle 2 of Title 3 of the Maryland General Corporation Law, will not be converted into or represent a right to receive any shares of CPA®:14 (or Holdings) common stock, but the holders thereof will be entitled only to such rights as are granted by the Maryland General Corporation Law.

Uncertificated Shares; Transfer Books

CPA®:14, like CPA®:12, does not issue share certificates. CPA®:14 shares issued in the merger will be held in “uncertificated” form. Transfers of CPA®:14 shares can be made simply by mailing a duly executed transfer form to CPA®:14. Upon issuance of the CPA®:14 shares in the merger, CPA®:14 will send each former CPA®:12 stockholder who receives CPA®:14 shares in the merger a written statement which will include all information that is required to be written upon stock certificates under Maryland law.

Upon effectiveness of the merger, the transfer books of CPA®:14 will be updated to include the holders of CPA®:12 shares who elect to receive shares of CPA®:14 common stock in the merger. Upon the completion of the merger, there will be no further registration of transfers of shares of CPA®:12 common stock on the records of CPA®:12.

Representations and Warranties

CPA®:12 and CPA®:14 have made representations and warranties in the merger agreement, many of which are qualified as to materiality or subject to matters disclosed by the parties, and none of which survive the completion of the merger, relating to, among other things:

•	their due organization and qualification;

•	subsidiaries and interests and investments in other companies (with respect to CPA®:12 only);

•	their capital structures;

•	the authorization, execution, delivery and enforceability of the merger agreement and related matters;

•	that the transactions will not result in a violation of CPA®:12’s or CPA®:14’s organizational documents or the organizational documents of any of their subsidiaries, material contracts to which CPA®:14 or CPA®:12 is a party, or violate any law, rule or regulation;

•	consents and regulatory approvals necessary to complete the merger;

•	the absence of material adverse changes or events;

•	the absence of undisclosed material liabilities;

•	compliance with laws, required licenses and permits;

•	litigation;

•	taxes and tax returns;

•	qualification as a REIT;

•	employee benefit plans;

•	the accuracy of information contained in documents and financial statements filed with the SEC;

•	environmental matters;

•	properties;

•	insurance;

•	brokers and finders’ fees;

•	contracts;

•	state takeover statutes and charter waiver (with respect to CPA®:12 only); and

•	transaction financing (with respect to CPA®:14 only).

W. P. Carey, as the advisor to CPA®:12, has agreed to indemnify CPA®:14 (or Holdings) and its subsidiaries and independent directors against losses arising out of any breach of any representation or warranty made by CPA®:12 pursuant to the merger agreement at the time such representation or warranty was made or deemed to have been made which resulted in a material adverse effect on CPA®:14 after the merger. See “The Merger Agreement — Indemnification Agreement.”

Covenants

CPA®:12 and CPA®:14 have agreed that, until completion of the merger, each company will do the following:

•	Each party has agreed to use its reasonable best efforts to obtain (i) all actions, consents and approvals from governmental entities and make all necessary registrations and filings; (ii) all necessary consents, approvals, waivers or exemptions from non-governmental third parties and (iii) execute all documents and agreements and cause to be done all things necessary under applicable laws and regulations to complete the merger and consummate the CPA®:12 asset sale and special cash distribution; and

•	Each party has agreed to keep the confidential information of the other party confidential, and to return all confidential information of the other party if the merger is not completed.

During this period, CPA®:12 has also agreed that it will take all necessary actions, including but not limited to, making sufficient distributions to assure that it will qualify as a REIT for its tax year ending on the closing date of the merger.

Upon completion of the merger, CPA®:12 and CPA®:14 have agreed to report the merger as a “reorganization” under Section 368(a) of the Internal Revenue Code unless otherwise required by law or administrative action, and intend to comply with any applicable tax reporting requirements as necessary to do so. If the alternate merger is used, however, CPA®:14, CPA®:12 and Holdings have agreed to report the acquisition of CPA®:12 by Holdings as a contribution under Section 351(a) of the Internal Revenue Code and the acquisition of CPA®:14 by Holdings as a “reorganization” under the Internal Revenue Code.

Conditions to Obligations to Complete the Merger

The respective obligations of CPA®:12 and CPA®:14 to complete the merger are subject to the satisfaction or waiver of several conditions at or prior to the closing date, including:

•	The closing of the CPA®:12 asset sale shall have occurred;

•	No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions or agreements contemplated by the merger agreement and all other documents executed in connection with the transactions contemplated by the merger agreement shall be in effect;

•	CPA®:12 and CPA®:14 shall have obtained all consents, approvals, permits and authorizations required to be obtained from any governmental entities needed to complete the merger; and

•	The stockholders of each of CPA®:12 and CPA®:14 each vote to approve the merger.

Except as may be waived in writing by CPA®:14, the obligation of CPA®:14 to complete the merger is also subject to the satisfaction of several conditions, including:

•	The representations and warranties of CPA®:12 contained in the merger agreement and related documents shall be true at and as of the closing date of the merger, unless the failure to be true would not reasonably be likely to have a material adverse effect on CPA®:12; and CPA®:14 shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of CPA®:12 to that effect; and

•	CPA®:14 shall have received (a) an opinion of CPA®:12’s counsel and counsel to the special committee of CPA®:12’s board of directors dated as of the closing date, regarding the REIT qualification of CPA®:12 and (b) an opinion of such counsel dated as of the closing date regarding the qualification of the merger as a reorganization for U.S. federal income tax purposes.

Except as may be waived in writing by CPA®:12, the obligation of CPA®:12 to complete the merger is also subject to the satisfaction of several conditions, including:

•	The representations and warranties of CPA®:14 contained in the merger agreement and related documents shall be true at and as of the closing date of the merger, unless the failure to be true would not reasonably be likely to have a material adverse effect on CPA®:14 and CPA®:12 shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of CPA®:14 to the foregoing effect;

•	No proceeding challenging the merger agreement or the merger or seeking to prohibit, alter, prevent or materially delay the closing shall have been instituted by any person before any court, arbitrator or governmental body, agency or official and be pending; and

•	CPA®:12 shall have received (a) an opinion of CPA®:14’s counsel, dated as of the closing date, regarding the REIT qualification of CPA®:14 and (b) an opinion of its counsel dated as of the closing date regarding the qualification of the merger as a reorganization for U.S. federal income tax purposes.

Unless prohibited by law, either CPA®:12 or CPA®:14 could elect to waive a condition in its favor that has not been satisfied and complete the merger. No waiver will be made which by law requires further approval by stockholders without obtaining such approval. For example, if either CPA®:12 or CPA®:14 elects to waive the condition that each party receive agreed upon tax opinions, the stockholders of the applicable company will be informed of such waiver prior to being asked to vote on the merger.

Other conditions to the parties’ obligations, which are generally traditional conditions in similar merger agreements, must be met in order to complete the merger. These conditions relate to such matters as the absence of legal or regulatory barriers to the merger, the delivery of acceptable legal opinions by and to each party, the delivery of all appropriate documentation, and proper corporate and stockholder authorization.

Termination

The merger agreement provides that prior to the completion of the merger, the merger agreement may be terminated for various reasons including, but not limited to:

•	By either party by mutual written consent of the board of directors of CPA®:12 and CPA®:14;

•	By either party upon the entry of any judgment, injunction or other order of any governmental entity or other competent authority preventing the consummation of the merger that has become final and nonappealable;

•	By CPA®:12 by giving written notice to CPA®:14 if the closing shall not have occurred before December 31, 2006 (unless the failure results primarily from a material breach by CPA®:12 of any representation, warranty or covenant contained in the merger agreement) provided, that such date shall be automatically extended until March 31, 2007, if either (1) a condition to closing which is not capable of being satisfied as of December 31, 2006, is reasonably likely to be satisfied by March 31, 2007 or (2) the asset sale agreement is extended until such time;

•	By CPA®:14 by giving written notice to CPA®:12 if the closing shall not have occurred before December 31, 2006 (unless the failure results primarily from a material breach by CPA®:14 of any representation, warranty or covenant contained in the merger agreement) provided, that such date shall be automatically extended until March 31, 2007, if either (1) a condition to closing which is not capable of being satisfied as of December 31, 2006, is reasonably likely to be satisfied by March 31, 2007 or (2) the asset sale agreement is extended until such time;

•	By CPA®:12, if the CPA®:12 board of directors or any committee of the board of directors shall have withdrawn its recommendation of the merger or the merger agreement in connection with, or approved or recommended, a superior competing transaction and has paid, or has agreed in writing to pay CPA®:14 certain break-up expenses; and

•	By CPA®:14, if (1) prior to CPA®:12’s special meeting the board of directors of CPA®:12 or any committee of the board of directors shall have withdrawn or modified in any manner adverse to CPA®:14 its approval or recommendation of the merger or the merger agreement in connection with, or approved or recommended, any superior competing transaction or (2) CPA®:12 shall have entered into any agreement with respect to any superior competing transaction.

Effect of Termination

If either party terminates the merger agreement in a manner described above, all obligations of CPA®:14 and CPA®:12 under the merger agreement shall terminate without any liability of any party to any other party (except for any liability of any party for breaches of the merger agreement), except for ongoing confidentiality obligations, certain expenses and other obligations as provided in the merger agreement.

Extension and Waiver

At any time prior the effective time of the merger, either party may (to the extent legally allowed):

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant thereto; and

•	waive compliance with any of the agreements or conditions for the benefit of the other party contained in the merger agreement.

Any agreement on the part of either to any extension or waiver described above shall be valid only if set forth in writing, and signed by the party agreeing to such extension or waiver.

Expenses

CPA®:14 and CPA®:12 will each pay its own out-of-pocket costs and expenses in connection with the merger. CPA®:12 and CPA®:14 shall each bear one-half of the costs of filing, printing and mailing the joint proxy statement/prospectus and the filing of this registration statement.

CPA®:12 has also agreed to pay to CPA®:14 break-up expenses of up to $2.76 million if (a) the merger agreement is terminated due to a breach of any representation, warranty or covenant on the part of CPA®:12, (b) CPA®:12 is not able to receive its stockholders’ approval of the merger agreement or (c) the CPA®:12 board of directors withdraws its recommendation of the merger or the merger agreement in connection with, or approves or recommends, a superior competing transaction.

CPA®:14 has agreed to pay to CPA®:12 out-of-pocket expenses of up to $1.76 million incurred in connection with the merger agreement if the merger agreement is terminated due to a breach of any representation, warranty or covenant on the part of CPA®:14.

Amendment and Waiver

CPA®:12 and CPA®:14 may amend the merger agreement at any time before or after stockholder approval for the merger is received from CPA®:12 stockholders and prior to the filing of the articles of merger with the state Department of Assessments & Taxation of Maryland, in a written document signed by both parties; provided that after approval of the merger by the CPA®:12 stockholders is obtained, no amendment or modification may be made that will change the form or amount of the merger consideration or any terms or conditions of the merger agreement if such alteration would adversely affect CPA®:12 stockholders.

The Alternate Merger

If the total cash consideration elected by the CPA®:12 stockholders exceeds the maximum amount of cash consideration that CPA®:14 may pay in order for the transaction to satisfy the requirements for qualifying as a reorganization for U.S. federal income tax purposes, thereby preventing CPA®:12 and CPA®:14 from receiving the required tax opinions, then the alternate merger will be consummated. The parties have included this feature in the merger agreement to ensure that the transaction can be completed even if the intended tax treatment and required tax opinions are unavailable under the original structure. The alternate merger is intended to allow CPA®:12 stockholders to receive stock in a non-taxable transaction regardless of the extent to which other CPA®:12 stockholders elect to receive cash. The merger agreement contains a number of provisions designed to change the mechanics of the transaction in the event the alternate merger is used without changing the overall economics of the transaction to CPA®:12 and CPA®:14 stockholders.

Prior to the closing of the alternate merger, CPA 14 Acquisition and Merger Sub will be capitalized by Holdings and will be subsidiaries of Holdings. Then, Merger Sub will be merged with and into CPA®:12 with CPA®:12 being the surviving company, and CPA 14 Acquisition will be merged with and into CPA®:14 with CPA®:14 being the surviving company. Following the alternate merger, CPA®:12 and CPA®:14 will be subsidiaries of Holdings. While Holdings will own substantially all of the capital stock of CPA®:12 and CPA®:14, each of Merger Sub and CPA 14 Acquisition will issue approximately 6,000 shares of common stock to accredited investors in return for cash of $10.30 per share for CPA®:12 common stock and $11.85 per share for CPA®:14 common stock, so that CPA®:12 and CPA®:14 may each continue to qualify as a REIT. In lieu of receiving CPA®:14 common stock, those CPA®:12 stockholders who elect to receive common stock in the merger will instead receive the same number of shares of Holdings common stock.

At the effective time of the alternate merger, each share of CPA®:14 common stock outstanding immediately prior to the alternate merger shall be cancelled and automatically converted into the right to receive one share of Holdings common stock.

The use of the alternate merger will not impact the appraisal rights of CPA®:12 stockholders as discussed above under “The Merger — Objecting stockholders’ rights of appraisal.”

In the merger agreement, Holdings, CPA 14 Acquisition and Merger Sub made several representations and warranties to CPA®:12 and CPA®:14 on the following matters:

•	The due organization of Holdings, CPA 14 Acquisition and Merger Sub, their authority to transact business and carry out the transactions contemplated by the merger agreement;

•	The status of each company’s subsidiaries, equity investments, advances and loans;

•	The furnishing of accurate copies of each company’s articles of incorporation and bylaws to CPA®:12 and CPA®:14; and

•	The capitalization and share ownership of each company.

CPA®:14 has also guaranteed to CPA®:12 the payment and performance by Holdings of its obligations under the merger agreement, including its obligation to issue its common stock to the CPA®:12 and CPA®:14 stockholders if the alternate merger is consummated.

Indemnification Agreement

On June 29, 2006, Carey Asset Management Corp. entered into an indemnification agreement with CPA®:14. Pursuant to this agreement, Carey Asset Management Corp. has agreed to indemnify CPA®:14 (or Holdings) and its subsidiaries and independent directors against losses arising out of any breach of any representation or warranty made by CPA®:12 pursuant to the merger agreement at the time such representation or warranty was made or deemed to have been made which resulted in a material adverse effect on CPA®:14 after the merger. CPA®:14 (or Holdings) will bear the first $250,000 of losses, and then W. P. Carey will provide indemnification for additional amounts up to a maximum amount payable by Carey Asset Management Corp. not to exceed the total fees earned by Carey Asset Management Corp. in respect of the merger (or the alternate merger, if implemented).

THE AGREEMENT FOR SALE AND PURCHASE

The following is a brief summary of the material provisions of the asset sale agreement, a copy of which is attached as Appendix B and is incorporated by reference in this joint proxy statement/prospectus. This summary is qualified in its entirety by reference to the asset sale agreement.

Consideration for Property Sale

As the consideration for the purchase of the properties, W. P. Carey, as purchaser on behalf of single purpose entities formed for the purpose of acquiring the subject properties, will pay an aggregate purchase price of $199,242,453 consisting of:

•	$120,496,977 in cash; and

•	the assumption of loans encumbering the subject properties totaling $78,745,476.

This consideration will be subject to adjustment between CPA®:14 and W. P. Carey after the closing to reflect the actual outstanding loan balances on the closing date and other customary adjustments. In addition, the consideration will also be subject to adjustments as described below.

Additional Consideration

In addition to the purchase price consideration, W. P. Carey has agreed that CPA®:12 or its affiliates who own fee simple title to the subject properties shall receive eighty-five percent of the positive difference between the purchase price (less the amount of the assumed loan, if any, and all third party costs and legal fees paid in connection with the purchase of the subject property) paid to the sellers by W. P. Carey for the subject property pursuant to the asset sale agreement, and the net proceeds (less any loan assumed by the relevant purchaser, all third party costs and legal fees incurred by W. P. Carey to close the sale, and certain other costs incurred by W. P. Carey) received by any single purpose entity in possession of the subject property following the closing date, if W. P. Carey sells any of the properties it acquires from CPA®:12 within six months after the closing of the CPA®:12 asset sale or subsequently pursuant to a definitive agreement entered into within six months after the closing of the CPA®:12 asset sale. CPA®:12 intends to distribute this non-transferable right to each stockholder at the closing of the merger. This additional cash consideration, if paid at all, may be an insignificant amount on a per share basis.

W. P. Carey and its affiliate have also agreed that if any of the properties included in the CPA®:12 asset sale are sold by CPA®:12 to a third party before the closing under the asset sale agreement, W. P. Carey or its affiliate will at the closing under the asset sale agreement pay CPA®:12 cash in an amount, if any, necessary to cause the net proceeds from each such property sale to be no less than the amount CPA®:12 would have received under the asset sale agreement. If the net proceeds received from any sales to third parties before the closing are in excess of the amount CPA®:12 would have received under the asset sale agreement, such excess amount, less 15% which CPA®:12 has agreed to pay to the advisor as an adjustment to the termination fee, will be distributed to CPA®:12 stockholders as an addition to the $3.00 per share special cash distribution to be made immediately prior to the merger closing.

  ETEC Systems, Inc. Sale

As of the date of this joint proxy statement/prospectus, CPA®:12 has sold to a third party the ETEC facility in Hayward, California. CPA®:12’s interest in this property was originally included in the CPA®:12 asset sale and the property is owned jointly with CPA®:14. The total sale price, before defeasance and closing costs, was $98 million. Because the tenant had a lease commitment for another 8 years but was not using the facility, it elected to make a substantial payment to terminate its lease in connection with the sale, which enabled CPA®:12 and CPA®:14 to achieve a total sales price in excess of the previously appraised value for this property of $88.9 million.

As a result of this sale, the aggregate purchase price that W. P. Carey will pay, and the aggregate amount of mortgage debt it will assume, in the CPA®:12 asset sale will be reduced to approximately $136.2 million and $58.1 million, respectively. This sale will result in the receipt by CPA®:12 of net proceeds after payment of debt, defeasance cost and closing costs from this property in excess of the amount originally provided in the asset sale agreement. CPA®:12’s interest in these excess net proceeds, approximately $5 million, will result in an additional cash distribution of at least $0.16 per share that will be made to all CPA®:12 stockholders immediately prior to closing of the merger. In addition, CPA®:14’s interest in these excess net proceeds totaled approximately $2.5 million in excess of appraised value in the sale of the ETEC facility. This will result in an additional distribution to CPA®:14 stockholders of $0.04 prior to the closing of the merger. In connection with this sale, the amount of the termination fee payable to the advisor will also be increased by approximately $899,000.

  Other Asset Sale Activity

CPA®:12 has also entered into agreements to sell three other properties that were originally included in the CPA®:12 asset sale to third parties; however, all three agreements are subject to substantial contingencies, including completion of due diligence to the satisfaction of the prospective buyers. CPA®:12 is currently unable to determine at present whether or when any of these sales will be consummated; however, one of such sales, if consummated, could result in CPA®:12 receiving additional excess net proceeds beyond those specified under the asset sale agreement of approximately $850,000 (after deduction of costs of sale and additional fees payable to the advisor) or $0.03 per CPA®:12 share, which amount would be distributed to all CPA®:12 stockholders immediately prior to closing of the merger. Sales of the other two properties, if consummated prior to the merger, are expected to yield net proceeds of approximately $1 million less than those specified under the asset sale agreement and would, therefore, require W. P. Carey or its affiliate to pay to CPA®:12, at the closing under the asset sale agreement, an amount equal to that shortfall.

Financing Contingencies

The asset sale agreement does not allow for financing contingencies.

Purchase and Conveyance of Properties

Immediately before the effective time of the merger, and subject to the satisfaction of all conditions precedent to the merger, to be evidenced by written confirmation by CPA®:14, W. P. Carey will purchase from CPA®:12 or its affiliates who own fee simple title to the subject properties all of such entity’s rights, title and interests in the properties, subject to certain exceptions.

Simultaneously with the sale and purchase of the properties, such sellers will convey title to the properties to W. P. Carey by special or limited warranty deeds, subject to certain exceptions. In lieu of transferring title, conveyance of each of the properties may be effectuated through merger, or transfer and conveyance of the applicable membership, stockholder and/or partnership interests, of the applicable seller with and into, or to, as the case may be, W. P. Carey or the applicable purchaser.

Representations and Covenants of the Sellers

Each seller has made certain representations and warranties in the asset sale agreement which must be true as of, and will survive, the closing date, relating to, among other things:

•	the seller’s ownership of the respective property in fee simple;

•	due organization and qualification;

•	the authorization, execution, delivery and enforceability of the asset sale agreement and related matters;

•	the absence of any material legal action against it or a property it owns;

•	bankruptcy;

•	taxes; and

•	compliance with laws.

Representations and Covenants of W. P. Carey

W. P. Carey has made certain representations and warranties in the asset sale agreement which must be true as of, and will survive, the closing date, relating to, among other things:

•	due organization and qualification;

•	the authorization, execution, delivery and enforceability of the asset sale agreement and related matters;

•	the absence of any material legal action against it;

•	bankruptcy;

•	compliance with laws; and

•	access to resources sufficient to consummate the transactions and pay the purchase price.

Expenses

W. P. Carey is responsible for payment of the escrow fee, expenses related to the recording of necessary documentation, the loan assumption fees and any transfer or conveyance taxes charged in connection with any merger or transfer of interests.

The sellers are responsible for payment of the cost of the paying agent and the designee and any other costs that are specifically designated to be borne by the sellers pursuant to the asset sale agreement.

Proration of Certain Costs

The escrow agent is responsible for prorating all taxes and assessments as of the closing date according to the calendar year, subject to adjustment when the actual amount of taxes becomes known. W. P. Carey will be responsible for all utilities and service agreements assumed from and after the date immediately prior to the closing. The sellers have agreed to pay to W. P. Carey in cash at the closing the amount of any security deposits relating to the properties and prepaid rents paid to the sellers by tenants as of the date immediately prior to the closing. The prorations are to be computed on a monthly basis based upon the actual number of days in the calendar month and proration will not be made for rents that are delinquent as of the closing date. Interest that occurs under the assumed loans or intercompany debt will be prorated as of the date immediately prior to the closing.

Release and Assumption of Risk by W. P. Carey

W. P. Carey has agreed upon closing of the CPA®:12 asset sale to waive and release sellers from any claims of any kind which W. P. Carey may assert that may arise out of any construction defects, physical or environmental conditions, the violation of any applicable laws and any and all other matters regarding the properties being sold.

W. P. Carey has agreed to assume the risk during the term of the asset sale agreement for any threatened or commenced condemnation or eminent domain and for any casualty affecting any of the properties.

Default

If, after written demand, either party fails to consummate the asset sale agreement in accordance with its terms, other than by reason of (i) either party’s breach of any of its respective representations and warranties, (ii) either party’s continuing default of its respective material covenants after ten days prior written notice of the default, (iii) termination of the asset sale agreement pursuant to either party’s express right to do so, or (iv) the failure to satisfy any commitment or contingency, then either party may terminate the asset sale agreement or pursue specific performance of the asset sale agreement, but, in the case of W. P. Carey, any action for specific performance must be commenced within 60 days after default by any seller.

Termination

The asset sale agreement provides that prior to the closing date, the asset sale agreement may be terminated:

•	by either party by mutual written consent;

•	by either party, upon a breach of any representation, warranty, covenant or agreement set forth in the asset sale agreement by the other party that has a material adverse effect on the properties being sold, taken as a whole;

•	by either party upon the entry of any judgment, injunction or other order of any governmental entity or other competent authority preventing the consummation of sale and purchase that has become final and nonappealable;

•	by either party if the merger agreement is terminated prior to the closing of the CPA®:12 asset sale; and

•	by either party if the closing of the CPA®:12 asset sale shall not have occurred before December 31, 2006, except that if the merger agreement is extended, the asset sale agreement will be similarly extended until March 31, 2007, but shall be subject to termination by either party after March 31, 2007.

THE CPA®:12 SPECIAL MEETING

Date, Time and Place

The special meeting of CPA®:12 stockholders will be held at 10:00 a.m., local time, on November 30, 2006, at the offices of W. P. Carey, 50 Rockefeller Plaza, New York, NY 10020.

Purpose

The purposes of the CPA®:12 special meeting are:

•	to consider and vote on a proposal to approve the merger of CPA®:12 with and into CPA®:14, with CPA®:14 continuing as the surviving company (or the alternate merger, if necessary);

•	to consider and vote on a proposal to approve the sale of certain CPA®:12 properties or interests in properties to W. P. Carey for approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt subject to adjustments to reflect a reduction in the purchase price and amount of third party mortgage debt assumed by W. P. Carey under the asset sale agreement due to the sale of certain properties included in the CPA®:12 asset sale to unaffiliated third parties prior to the merger; and

•	to consider any other matters that are properly brought before the CPA®:12 special meeting or any adjournment or postponement of the CPA®:12 special meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

Recommendation of the Board of Directors of CPA®:12

CPA®:12’s board of directors, after careful consideration, at a meeting on June 29, 2006, unanimously adopted a resolution declaring that the merger, the alternate merger and the CPA®:12 asset sale are advisable, and recommends a vote FOR approval of the merger and the CPA®:12 asset sale proposals.

Record Date, Outstanding Shares and Voting Rights

The CPA®:12 board has fixed the close of business on October 20, 2006 as the record date for the CPA®:12 special meeting. Accordingly, only holders of record of shares of CPA®:12 common stock on the record date are entitled to notice of, and to vote at, the CPA®:12 special meeting. As of the record date, there were 31,169,867 outstanding shares of CPA®:12 common stock held by approximately 13,060 holders of record. At the CPA®:12 special meeting, each share of CPA®:12 common stock will be entitled to one vote.

Vote Required; Quorum; Shares Beneficially Owned by CPA®:12 Directors and Officers

Approval of the merger and the CPA®:12 asset sale each require the affirmative vote of the holders of at least a majority of the shares of CPA®:12 common stock entitled to vote and outstanding as of the CPA®:12 record date.

The representation, in person or by properly executed proxy, of the holders of a majority of the shares of CPA®:12 common stock entitled to vote at the CPA®:12 special meeting is necessary to constitute a quorum at the CPA®:12 special meeting. Shares of CPA®:12 common stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at the CPA®:12 special meeting. Abstentions will have the same effect as votes against approval of the merger and the CPA®:12 asset sale since these proposals each require the affirmative vote of a majority of the outstanding shares of CPA®:12 common stock. A vote to approve the merger will constitute a vote in favor of both the merger and the alternate merger.

As of the record date, CPA®:12’s directors and executive officers and their affiliates beneficially owned approximately 8.71% of the outstanding shares of CPA®:12 common stock. Although CPA®:12’s bylaws prohibit directors and their affiliates from voting their shares on any matters submitted to stockholders regarding any transaction between CPA®:12 and its advisor, a director or an affiliate, these shares are considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained.

Voting of Proxies

All shares of CPA®:12 common stock that are entitled to vote and are represented at the CPA®:12 special meeting by properly executed proxies, or proxies authorized by telephone or on the internet, received prior to or at such meeting, and not revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated on proxies submitted in writing, such proxies will be voted for approval of the merger proposal and the CPA®:12 asset sale proposal.

If a motion to adjourn the special meeting to another time or place for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger, the persons named in the enclosed form of proxy and acting thereunder generally will vote on such matters in accordance with their discretion, except that any shares which were voted against the CPA®:12 merger proposal will not be voted in favor of the adjournment or postponement of the CPA®:12 special meeting in order to solicit additional proxies.

Objecting Stockholders’ Rights of Appraisal

If you do not wish to receive either form of merger consideration in exchange for your shares, you are entitled to obtain payment of the fair value of your shares. Your shares will then be known as “objecting shares.” In order to receive payment for objecting shares, you must file a written objection to the merger with CPA®:14, you must not vote in favor of the merger and you must comply with certain other requirements of the Maryland General Corporation Law.

After the completion of the merger (or the alternate merger), holders of objecting shares will cease to have any rights of a stockholder, including the right to vote or to receive the merger consideration, and will only have the right to receive payment of the fair value of their shares. If you do not properly file a notice with CPA®:12, vote in favor of the merger or otherwise fail to comply with the requirements of Maryland law, then you will receive the merger consideration.

If you object to the merger and demand payment of the fair value of your shares, the fair value will be determined by a court. CPA®:12 cannot predict how the court will value shares of CPA®:12 common stock, and the fair value may be more less or equal in value to the merger consideration being paid by CPA®:14 in the merger. For more information regarding rights of appraisal see “The Merger and the CPA®:12 Asset Sale — Objecting Stockholders’ Rights of Appraisal.”

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked, and the vote changed, by the person giving it at any time before it is voted. Proxies may be revoked by:

•	delivering to the corporate secretary of CPA®:12, at or before the vote is taken at the CPA®:12 special meeting, a later-dated written notice stating that you would like to revoke your proxy and change your vote;

•	signing a later-dated proxy relating to the same shares and delivering it to the corporate secretary of CPA®:12 before the vote is taken at the CPA®:12 special meeting; or

•	attending the CPA®:12 special meeting and voting in person, although attendance at the CPA®:12 special meeting will not in and of itself constitute a revocation of a proxy or a change of your vote.

Proxies authorized by telephone or via the internet may only be revoked in writing in accordance with the above instructions.

Any written notice of revocation or subsequent proxy should be sent to CPA®:12, 50 Rockefeller Plaza, New York, New York 10020, Attention: Corporate Secretary, so as to be received prior to the CPA®:12 special meeting, or hand delivered to the Corporate Secretary of CPA®:12 at or before the taking of the vote at the CPA®:12 special meeting.

Solicitation of Proxies; Expenses

All expenses of CPA®:12’s solicitation of proxies from its stockholders, including the cost of mailing this joint proxy statement/prospectus to CPA®:12 stockholders, will be paid by CPA®:12. In addition to solicitation by use of the mail, proxies may be solicited from CPA®:12 stockholders by directors, officers and employees of CPA®:12 in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Also, CPA®:12 may retain the proxy solicitation services of Computershare Fund Services, a division of Georgeson Inc., which would be paid a fee estimated not to exceed $45,000 plus out-of-pocket expenses not to exceed $115,000 to contact and solicit proxies from CPA®:12 stockholders. If necessary, arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to any beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and CPA®:12 will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding such materials.

THE CPA®:14 SPECIAL MEETING

Date, Time and Place

The special meeting of CPA®:14 stockholders will be held at 11:00 a.m., local time, on November 30, 2006, at the offices of W. P. Carey, 50 Rockefeller Plaza, New York, NY 10020.

Purpose

The purposes of the CPA®:14 special meeting are:

•	to consider and vote on a proposal to approve the merger of CPA®:12 with and into CPA®:14, with CPA®:14 continuing as the surviving company (or the alternate merger, if necessary); and

•	to consider any other matters that are properly brought before the CPA®:14 special meeting or any adjournment or postponement of the CPA®:14 special meeting, including, without limitation, a motion to adjourn the special meeting to another time for the purpose of soliciting additional proxies to approve the various proposals.

Recommendation of the Board of Directors of CPA®:14

CPA®:14’s board of directors, after careful consideration, at a meeting on June 29, 2006, unanimously adopted a resolution declaring that the merger and the alternate merger are advisable, and recommends a vote FOR approval of the merger.

Record Date, Outstanding Shares and Voting Rights

CPA®:14’s board of directors has fixed the close of business on October 20, 2006 as the record date for the CPA®:14 special meeting. Accordingly, only holders of record of shares of CPA®:14 common stock on the record date are entitled to notice of, and to vote at, the CPA®:14 special meeting. As of the record date, there were 69,130,394 outstanding shares of CPA®:14 common stock held by approximately 20,696 holders of record. At the CPA®:14 special meeting, each share of CPA®:14 common stock will be entitled to one vote.

Vote Required; Quorum; Shares Beneficially Owned by CPA®:14 Directors and Officers

Approval of the merger requires the affirmative vote of the holders of a majority of the shares of CPA®:14 common stock entitled to vote and outstanding as of the CPA®:14 record date.

The representation, in person or by properly executed proxy, of the holders of a majority of the shares of CPA®:14 common stock entitled to vote at the CPA®:14 special meeting is necessary to constitute a quorum at the CPA®:14 special meeting for purposes of approval of the merger. Shares of CPA®:14 common stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at the CPA®:14 special meeting. Abstentions will have the same effect as votes against approval of the merger since this proposal requires the affirmative vote of a majority of the outstanding shares of CPA®:14 common stock. A vote to approve the merger will constitute a vote in favor of both (i) the issuance of CPA®:14 common stock in the merger and (ii) the alternate merger, including the merger involving CPA®:14 that would be implemented in the alternate merger.

As of the record date, CPA®:14’s directors and executive officers and their affiliates beneficially owned less than 1% of the votes represented by the outstanding shares of CPA®:14 common stock. Although CPA®:14’s bylaws prohibit directors and their affiliates from voting their shares on any matters submitted to stockholders regarding any transaction between CPA®:14 and the advisor, a director or an affiliate, these shares are considered to be outstanding and eligible to vote for the purposes of determining whether the requisite stockholder approval has been obtained.

Voting of Proxies

All shares of CPA®:14 common stock that are entitled to vote and are represented at the CPA®:14 special meeting by properly executed proxies, or proxies authorized by telephone or on the internet, received prior to or at such meeting, and not revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated on proxies submitted in writing, such proxies will be voted for approval of the merger.

If a motion to adjourn the special meeting to another time or place for the purposes of soliciting additional proxies or allowing additional time for the satisfaction of conditions to the merger agreement, the persons named in the enclosed form of proxy and acting thereunder generally will vote on such matters in accordance with their discretion, except that any shares which were voted against the CPA®:14 merger agreement will not be voted in favor of the adjournment or postponement of the CPA®:14 special meeting in order to solicit additional proxies.

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked, and the vote changed, by the person giving it at any time before it is voted. Proxies may be revoked by:

•	delivering to the corporate secretary of CPA®:14, at or before the vote is taken at the CPA®:14 special meeting, a later-dated written notice stating that you would like to revoke your proxy and change your vote;

•	signing a later-dated proxy relating to the same shares and delivering it to the corporate secretary of CPA®:14 before the vote is taken at the CPA®:14 special meeting; or

•	attending the CPA®:14 special meeting and voting in person, although attendance at the CPA®:14 special meeting will not in and of itself constitute a revocation of a proxy or a change of your vote.

Proxies authorized by telephone or via the internet may only be revoked in writing in accordance with the above instructions.

Any written notice of revocation or subsequent proxy should be sent to CPA®:14, 50 Rockefeller Plaza, New York, New York 10020, Attention: Corporate Secretary, so as to be received prior to the CPA®:14 special meeting, or hand delivered to the Corporate Secretary of CPA®:14 at or before the taking of the vote at the CPA®:14 special meeting.

Solicitation of Proxies; Expenses

All expenses of CPA®:14’s solicitation of proxies from its stockholders, including the cost of mailing this joint proxy statement/prospectus to CPA®:14 stockholders, will be paid by CPA®:14. In addition to solicitation by use of the mail, proxies may be solicited from CPA®:14 stockholders by directors, officers and employees of CPA®:14 in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Also, CPA®:14 may retain the proxy solicitation services of Computershare Fund Services, a division of Georgeson Inc., which would be paid a fee estimated not to exceed $65,000 plus out-of-pocket expenses not expected to exceed $180,000 to contact and solicit proxies from CPA®:14 stockholders. If necessary, arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to any beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and CPA®:14 will reimburse such brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding such materials.

Objecting Stockholders’ Rights of Appraisal

If you do not vote in favor of the merger, and only if the alternate merger is implemented, you are entitled to obtain payment of the fair value of your shares. Your shares will then be known as “objecting shares.” In order to receive payment for objecting shares, you must file a written objection to the merger with CPA®:14, you must not vote in favor of the merger and you must comply with certain other requirements of the Maryland General Corporation Law.

After the completion of the alternate merger, holders of objecting shares will cease to have any rights of a stockholder, including the right to vote or to receive the merger consideration, and will only have the right to receive payment of the fair value of their shares. If you do not properly file a written objection with CPA®:14, if you vote in favor of the merger or if you otherwise fail to comply with the requirements of Maryland law, then you will receive shares of Holdings if the alternate merger is consummated. If the alternate merger is not consummated, then you will not be entitled to obtain payment of the fair value of your shares.

If you object to the merger and demand payment of the fair value of your shares, the fair value will be determined by a court. CPA®:14 cannot predict how the court will value shares of CPA®:14 common stock, and the fair value may be more, less, or equal in value to the shares of Holdings issued in the alternate merger. For more information regarding the rights of appraisal see “The Merger and the CPA®:12 Asset Sale — Objecting Stockholders’ Rights of Appraisal.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax consequences relating to the CPA®:12 asset sale, the special distribution, the merger and the alternate merger to CPA®:12, CPA®:14 and the holders of CPA®:12 common stock and CPA®:14 common stock, as well as certain U.S. federal income tax consequences related to REIT qualification and the ownership and disposition of the shares of a REIT. This summary is intended to address only certain U.S. federal income tax consequences and may not contain all of the information that may be important to you. As you review this discussion, you should keep in mind that:

•	The tax consequences to you may vary depending on your particular tax situation;

•	You may be subject to special rules that are not discussed below if you are:

•	a tax-exempt organization;

•	a broker-dealer;

•	a trader in securities that elects to mark to market;

•	a person who holds CPA®:12 or CPA®:14 shares as part of a hedge, straddle or conversion transaction;

•	a person who acquired CPA®:12 or CPA®:14 shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	a person who does not hold CPA®:12 or CPA®:14 shares as a capital asset;

•	a person that has a functional currency other than the U.S. dollar;

•	a non-U.S. corporation, non-U.S. partnership, non-U.S. trust, non-U.S. estate, or individual who is not taxed as a citizen or resident of the United States;

•	a trust;

•	an estate;

•	a regulated investment company;

•	a REIT;

•	an insurance company;

•	a bank or other financial institution;

•	a U.S. expatriate; or

•	otherwise subject to special tax treatment under the Internal Revenue Code;

•	This summary does not address state, local, or non-U.S. tax considerations; and

•	This discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult your tax advisor to determine the effect of the CPA®:12 asset sale, special cash distribution, merger and alternate merger to you based on your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based upon the current Internal Revenue Code, current, temporary and proposed regulations, the legislative history of the Internal Revenue Code, current administrative interpretations, and practices of the Internal Revenue Service, including its practices and policies as endorsed in private letter rulings, which are not binding on the Internal Revenue Service, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect interpretations of current law, possibly on a retroactive basis. Neither CPA®:12 nor CPA®:14 has requested, or plans to request, any rulings from the Internal Revenue Service concerning the tax treatment of the merger or the alternate merger. It is possible that the Internal Revenue Service would challenge the statements in this discussion, which do not bind the Internal Revenue Service or the courts, and that a court would agree with the Internal Revenue Service.

U.S. Federal Income Tax Consequences relating to the CPA®:12 Asset Sale and the Special Cash Distribution

If the merger and the CPA®:12 asset sale are approved, CPA®:12 will sell certain of its properties or interest in properties to W. P. Carey for approximately $199.2 million, including the assumption of approximately $79 million of third party mortgage debt, immediately prior to the merger. Each of the purchase price and the amount of third party mortgage debt to be assumed by W. P. Carey under the asset sale agreement is subject to reduction if any of the properties identified for sale in the asset sale agreement is sold to unaffiliated third parties prior to the merger. CPA®:12 will also make a special cash distribution of $3.00 per share to CPA®:12 stockholders. CPA®:12 will pay an additional cash distribution of at least $0.16 as a result of the sale of one property that was originally included in the CPA®:12 asset sale to an unaffiliated third party prior to the merger. Such additional cash distributions are subject to further increase if other properties that were originally included in the CPA®:12 asset sale are sold at a price in excess of the contract price prior to the closing of the merger or pursuant to a contract entered into within six months thereafter. The special cash distribution will not be part of the cash consideration paid in the merger. CPA®:12 may elect to designate the special cash distribution as a “capital gain dividend” to the extent of its net capital gain. To the extent that the distribution is designated as a capital gain dividend, the distribution will be taxable to you as a long-term capital gain. This tax treatment applies regardless of your actual holding period for your CPA®:12 shares. CPA®:12 must classify portions of its designated capital gain dividend into the following categories:

•	a 15% gain distribution, which would be taxable to individual U.S. stockholders at a maximum U.S. federal income tax rate of 15%; and

•	an unrecaptured Section 1250 gain distribution, which would be taxable to individual U.S. stockholders at a maximum U.S. federal income tax rate of 25%.

This information will be provided to U.S. stockholders on Internal Revenue Service Form 1099-DIV. Recipients of capital gain dividends from CPA®:12 that are taxed at corporate rates will be taxed at the normal corporate U.S. federal income tax rates on those dividends. Additionally, corporate stockholders may be required to treat up to 20% of capital gain distributions as ordinary income.

Any portion of the special cash distribution not designated as a capital gain dividend will be treated as a dividend to the extent of CPA®:12’s current and accumulated earnings and profits. If the distribution is in excess of CPA®:12’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent the distribution does not exceed your adjusted tax basis in your CPA®:12 shares. To the extent the distribution is in excess of CPA®:12’s current and accumulated earnings and profits and exceeds your adjusted tax basis in your CPA®:12 shares, the distribution will be treated as long-term capital gain (or short-term capital gain if you have held CPA®:12 for one year or less).

A distribution out of CPA®:12’s current or accumulated earnings and profits (and not designated as a capital gain dividend) will be taken into account by you as ordinary income and will not be eligible for the dividends received deduction for corporations. Additionally, such a distribution will not meet the requirements to be taxed as a qualified dividend and consequently will not be taxed at reduced U.S. federal income tax rates that are generally applicable to dividend income earned by individuals from non-REIT corporations.

Under the merger agreement, CPA®:12 may declare a distribution to its stockholders shortly before the merger equal to the minimum amount necessary for CPA®:12 to satisfy the REIT distribution requirements under Section 857(a)(1) of the Internal Revenue Code and to avoid the payment of tax with regard to any undistributed income for CPA®:12’s taxable year ending at the time of the merger. Section 857(a)(1) requires a REIT to distribute to its stockholders each taxable year an amount equal to 90% of its “REIT taxable income.” In addition, a REIT is required to pay tax on certain income that it does not distribute to its stockholders, even if it satisfies the 90% distribution requirement. Any special cash distributions paid by CPA®:12 will not be part of the cash consideration paid in the merger and will be taxed in the same manner as other distributions paid by CPA®:12.

The Merger

The merger is intended to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code. The income tax consequences summarized below are based upon the assumption that the merger will qualify as a reorganization. Clifford Chance, special tax counsel to CPA®:14, and Greenberg Traurig, special tax counsel to CPA®:12 will deliver opinions to CPA®:14 and CPA®:12, respectively, to the effect that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. The delivery of these opinions of counsel is a condition to the merger. The opinions of counsel will rely on customary representations made by CPA®:14 and CPA®:12 and applicable factual assumptions. If any of the factual assumptions or representations relied upon in the opinions of counsel are inaccurate, the opinions may not accurately describe the U.S. federal income tax treatment of the merger, and this discussion may not accurately describe the tax consequences of the merger.

All CPA®:12 stockholders, regardless of their election to receive cash or stock in the merger, will be paid the special cash distribution, which will be treated for tax purposes as discussed above under “— U.S. Federal Income Tax Consequences Relating to the CPA®:12 Asset Sale and the Special Cash Distribution.”

U.S. Federal Income Tax Consequences of the Merger to CPA®:12 Stockholders

You will receive in exchange for your CPA®:12 shares and pursuant to your election:

•	cash, or

•	shares of CPA®:14.

Provided the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, the merger will have the following U.S. federal income tax consequences to CPA®:12 stockholders:

•	RECEIPT OF CASH — If you receive cash in the merger or as payment for objecting shares, you will recognize gain or loss in an amount equal to the difference between the cash you receive and your adjusted tax basis in your CPA®:12 shares. The gain or loss will be taxable as a capital gain or loss and will be long-term capital gain or loss if your holding period in your CPA®:12 shares is more than one year. If, however, your holding period in your CPA®:12 shares is six months or less, any loss you recognize will be a long-term capital loss to the extent of any CPA®:12 capital gain dividends that you have treated as long-term capital gain, including any long-term capital gain resulting from the CPA®:12 asset sale and the special cash distribution.

•	RECEIPT OF SHARES OF CPA®:14 — If you receive shares of CPA®:14 in the merger, you will not recognize gain or loss for U.S. federal income tax purposes. Your aggregate tax basis in the CPA®:14 shares you receive will be equal to your aggregate tax basis in the CPA®:12 shares exchanged therefor. Your holding period in your CPA®:14 shares will include your holding period in your CPA®:12 shares exchanged therefor.

U.S. Federal Income Tax Consequences of the Merger to CPA®:14 Stockholders

CPA®:14 stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

U.S. Federal Income Tax Consequences of the Alternate Merger to CPA®:12 Stockholders

If the alternate merger is consummated, you will receive in exchange for your CPA®:12 shares and pursuant to your election:

•	cash, or

•	shares of Holdings.

The alternate merger is conditioned upon the receipt by CPA®:12 of an opinion of Greenberg Traurig to the effect that the alternate merger should qualify under Section 351(a) of the Internal Revenue Code as a transfer of CPA®:12 shares by the CPA®:12 stockholders to Holdings. Provided the alternate merger qualifies under Section 351(a) of the Internal Revenue Code, the alternate merger will have the following U.S. federal income tax consequences to you:

•	RECEIPT OF CASH — If you receive cash, in the alternate merger or as payment for objecting shares, you will recognize gain or loss in an amount to equal to the difference between the cash you receive and your adjusted tax basis in your CPA®:12 shares. The gain or loss will be taxable as a capital gain or loss and will be long-term capital gain or loss if your holding period in your CPA®:12 shares is more than one year. If, however, your holding period in your CPA®:12 shares is six months or less, any loss you recognize will be a long-term capital loss to the extent of any CPA®:12 capital gain dividends that you have treated as long-term capital gain, including any long term capital gain resulting from the CPA®:12 asset sale and the special cash distribution.

•	RECEIPT OF SHARES OF HOLDINGS — If you receive shares of Holdings in the alternate merger, you will not recognize gain or loss for U.S. federal income tax purposes. Your aggregate tax basis in the Holdings shares you receive will be equal to your aggregate tax basis in the CPA®:12 shares exchanged therefor. Your holding period in the Holdings shares will include your holding period in your CPA®:12 shares exchanged therefor.

If the alternate merger fails to qualify as a transfer under Section 351(a) of the Internal Revenue Code, then you will recognize gain or loss for U.S. federal income tax purposes, as applicable, on the exchange of your CPA®:12 shares equal to the difference between:

•	The aggregate fair market value of all the consideration you receive in the alternate merger, including shares of Holdings, and

•	Your adjusted tax basis in your shares of CPA®:12.

The gain or loss will be taxable as a capital gain or loss and will be long-term capital gain or loss if your holding period in your CPA®:12 shares is more than one year. If, however, your holding period in your CPA®:12 shares is six months or less, any loss you recognize will be a long-term capital loss to the extent of any CPA®:12 capital gain dividends that you have treated as long-term capital gain, including any long term capital gain resulting from the CPA®:12 asset sale and the special cash distribution.

U.S. Federal Income Tax Consequences of Alternate Merger to CPA®:14 Stockholders

If the alternate merger is used, you will receive shares of Holdings in exchange for your CPA®:14 shares, unless you elect to receive payment for your shares as an objecting stockholder.

The alternate merger is conditioned upon the receipt by CPA®:14 of an opinion of Clifford Chance to the effect that Holdings’ acquisition of CPA®:14 in the alternate merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Provided the alternate merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code, the alternate merger will have the following U.S. federal income tax consequences to you:

•	RECEIPT OF CASH — If you receive cash as payment for objecting shares, you will recognize gain or loss in an amount to equal to the difference between the cash you receive and your adjusted tax basis in your CPA®:14 shares. The gain or loss will be taxable as a capital gain or loss and will be long-term capital gain or loss if your holding period in your CPA®:14 shares is more than one year. If, however, your holding period in your CPA®:14 shares is six months or less, any loss you recognize will be a long-term capital loss to the extent of any CPA®:14 capital gain dividends that you have treated as long-term capital gain.

•	RECEIPT OF SHARES OF HOLDINGS — If you receive shares of Holdings in the alternate merger, you will not recognize gain or loss for U.S. federal income tax purposes. Your aggregate tax basis in the Holdings shares you receive will be equal to your aggregate tax basis in the CPA®:14 shares exchanged therefor. Your holding period in the Holdings shares will include your holding period in your CPA®:14 shares exchanged therefor.

U.S. Federal Income Tax Consequences to CPA®:12 and CPA®:14

Neither CPA®:12 nor CPA®:14 will recognize any gain or loss as a result of the merger, or the alternate merger (if the alternate merger is consummated).

Backup Withholding

In order to avoid “backup withholding” on a payment of cash to you, pursuant to your election to receive cash in exchange for your CPA®:12 shares, or in payment for objecting shares, you must, unless an exception applies under applicable law and regulations, provide CPA®:12 with your correct taxpayer identification number on a Substitute Internal Revenue Service Form W-9, and certify under penalty of perjury that you are a U.S. person, that you are not subject to backup withholding and that your taxpayer identification number is correct. A Substitute Internal Revenue Service Form W-9 will be included with the letter of transmittal sent to you by the exchange agent. If you fail to provide your correct taxpayer identification number or the required certifications, you may be subject to penalty and any cash payments you would otherwise receive in consideration for shares of CPA®:12 in the merger may be subject to backup withholding at a rate of 28%. Any amount withheld under the backup withholding rules may be claimed as a refund or credit against your U.S. federal income tax liability provided that you furnish certain required information to the Internal Revenue Service.

REIT qualification of CPA®:12 and CPA®:14

Clifford Chance US LLP will deliver to CPA®:12 an opinion to the effect that, at all times since its tax year ended December 31, 2002, CPA®:14 has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code and its proposed method of operation will enable CPA®:14 to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. Greenberg Traurig will deliver to CPA®:14 an opinion to the effect that, at all times since its tax year ended December 31, 2002, CPA®:12 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code. In the event the alternate merger is consummated, in addition to the opinions described above, Clifford Chance will deliver to CPA®:12 an opinion to the effect that, commencing with its taxable year ended December 31, 2006, Holdings has been organized in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and its proposed method of operation will enable Holdings to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code.

The delivery of the opinions of Clifford Chance and Greenberg Traurig are a condition to the merger, and with regard to Holdings, the alternate merger. It must be emphasized that these opinions are based on various assumptions and rely on customary representations made by CPA®:14 and CPA®:12, and in the case of the alternate merger, Holdings, about factual matters relating to the organization and operation of CPA®:14, CPA®:12 and Holdings, respectively, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described in this joint proxy statement/prospectus are completed in a timely fashion and CPA®:12, CPA®:14 and, if the alternate merger is consummated, Holdings, will at all times operate in accordance with the method of operation described in this joint proxy statement/prospectus, and is conditioned upon factual representations and covenants made by the management teams, boards of directors and affiliated entities regarding their organization, assets, present and future conduct of business operations, the fair market value of CPA®:12’s, CPA®:14’s and Holdings’ investments and other items regarding their ability to meet the various requirements for qualification as a REIT, and assumes that such representations are accurate and complete and they will take no action inconsistent with their qualification as a REIT. In addition, the opinion of Clifford Chance will rely on the opinion of Greenberg Traurig with regard to CPA®:12’s qualification as a REIT. While CPA®:14 and CPA®:12 believe that they have been organized and operated in compliance with the requirements for qualification as a REIT, given the highly complex nature of the rules governing REITs, the importance of factual determinations, and the possibility of future changes in circumstances, applicable law or interpretations thereof, no assurance can be given by such firms or such entities that they or Holdings will so qualify for any particular year. Such firms will have no obligation to advise CPA®:14, CPA®:12 or Holdings, or the holders of CPA®:14 or Holdings shares of any subsequent change in the matters stated, represented or assumed or of any subsequent change in the applicable law or interpretations thereof. You should be aware that opinions of counsel are not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

If CPA®:12 did not qualify as a REIT in one or more of its prior tax years, CPA®:12 would be liable for, and, as successor to CPA®:12 in the merger, CPA®:14 would be obligated to pay, any U.S. federal income tax on CPA®:12’s income earned in any year that CPA®:12 did not qualify as a REIT, including income resulting from the CPA®:12 asset sale. In addition, if CPA®:12 were to fail to qualify as a REIT, CPA®:14 would be subject to tax if, during the ten years following the merger, CPA®:14 disposed of any asset that was acquired from CPA®:12 in the merger. In this event, CPA®:14 would generally be subject to tax at the highest regular corporate rate on the built-in-gain (i.e., the excess of the asset’s fair market value over its adjusted tax basis), if any, that existed, with respect to such asset at the time of the merger. Moreover, if CPA®:12 did not qualify as a REIT at the time of the merger, CPA®:14 could also fail to qualify as a REIT after the merger. Finally, in the event the alternate merger is consummated, in order for Holdings to qualify as a REIT, each of CPA®:12, CPA®:14 and Holdings must independently qualify as a REIT, and the failure of either CPA®:12 or CPA®:14 to qualify as a REIT would likely result in the failure of Holdings to qualify as a REIT.

CPA®:14 or, if the alternate merger is consummated, Holdings, intends to continue to operate in a manner so as to qualify as a REIT following the merger, but there is no guarantee that CPA®:14 or Holdings will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon CPA®:14’s, or if the alternate merger is consummated, Holdings’, CPA®:12’s and CPA®:14’s, ability to meet, through actual annual operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Internal Revenue Code. Clifford Chance and Greenberg Traurig will not review CPA®:12, CPA®:14’s or Holdings’ compliance with these tests on a continuing basis. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of CPA®:12, CPA®:14 and Holdings, CPA®:12, CPA®:14 and Holdings cannot guarantee that their actual operating results will satisfy the requirements for taxation as a REIT under the Internal Revenue Code for any particular tax year.

Certain U.S. Federal Income Tax Consequences related to REIT qualification

CPA®:14 has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. CPA®:14 believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, commencing with its taxable year ended December 31, 1998. CPA®:14 intends to continue to operate in such a manner, but there is no assurance that CPA®:14 has operated or will continue to operate in a manner so as to qualify or remain qualified. Moreover, CPA®:14’s qualification and taxation as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels, and diversity of share ownership, the various qualification tests imposed under the Internal Revenue Code. Accordingly, no assurance can be given that CPA®:14’s actual results of operation for any particular taxable year will satisfy such requirements.

In the event the alternate merger is consummated, Holdings will elect to be subject to tax as a REIT commencing with its taxable year ending December 31, 2006, and each of Holdings, CPA®:12 and CPA®:14 intend to continue to qualify for taxation as REITs following the alternate merger. In order for Holdings to qualify as a REIT, each of CPA®:12, CPA®:14 and Holdings must independently qualify as a REIT (including meeting the REIT requirements summarized below), and the failure of either CPA®:12 or CPA®:14 to qualify as a REIT would likely result in the failure of Holdings to qualify as a REIT.

The following is a summary of the U.S. federal income tax provisions applicable to REITs:

GENERAL.  Provided a company qualifies for taxation as a REIT, it generally will not be subject to U.S. federal income tax on its net taxable income that it currently distributes to its stockholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once at stockholder level when distributed) that generally results from investment in a corporation. However, REITs are subject to U.S. federal income tax as follows:

•	A REIT will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•	Under certain circumstances, a REIT may be subject to the alternative minimum tax.

•	If a REIT has (i) net income from the sale or other disposition of foreclosure property which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, the REIT may be subject to tax at the highest corporate rate on such income.

•	If a REIT has net income from prohibited transactions (as defined below), such income will be subject to a 100% tax.

•	If a REIT fails to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintains its qualification as a REIT because certain other requirements have been met, the REIT will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which it fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the REIT’s profitability.

•	If a REIT fails to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the REIT will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•	If a REIT acquires an asset from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the asset in the REIT’s hands is determined by reference to the basis of the asset in the hands of the C corporation, and the REIT subsequently recognizes gain on the disposition of such asset during the ten-year period, called the recognition period, beginning on the date on which the REIT acquired the asset, then, to the extent of the built-in gain (i.e., the excess of (a) the fair market value of such asset over (b) the REIT’s adjusted basis in such asset, both determined as of the beginning of the recognition period), such gain will be subject to tax at the highest regular corporate tax rate.

•	Activities conducted through “taxable REIT subsidiaries” will be subject to U.S. federal income tax at regular corporate rates, and a REIT will be subject to a 100% tax on payments the REIT receives (or on certain expenses deducted by a taxable REIT subsidiary) with respect to arrangements among the REIT and its taxable REIT subsidiaries that are not comparable to similar arrangements among unrelated parties; and

•	If a REIT fails to satisfy any of the REIT asset tests, as described below, by larger than a de minimis amount, but its failure is due to reasonable cause and it nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or 35% of the net income generated by the nonqualifying assets during the period in which it failed to satisfy the asset tests.

•	If a REIT fails to satisfy any provision of the Internal Revenue Code that would result in its failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, the REIT may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.

•	A REIT may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet record-keeping requirements intended to monitor its compliance with rules relating to the composition of its stockholders, as described below in “— Requirements for Qualification — Organizational Requirements.”

•	A REIT may elect to retain and pay income tax on its net long-term capital gain. In that case the REIT’s stockholders would include their proportionate share of the REIT’s undistributed long-term capital gain (to the extent the REIT makes a timely designation of such gain to its stockholders) in their income, would be deemed to have paid the tax that the REIT paid on such gain, and would be allowed a credit for their proportionate share of the tax paid, and an adjustment would be made to increase the stockholders’ basis in the REIT’s common stock.

In addition, a REIT and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local and foreign income, franchise property and other taxes on assets and operations. A REIT could also be subject to tax in situations and on transactions not presently contemplated.

Requirements For Qualification

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1) which is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) which would be taxable, but for Sections 856 through 860 of the Internal Revenue Code, as a domestic corporation;

(4) which is neither a financial institution nor an insurance company;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities (the “five or fewer requirement”);

(7) which meets certain other tests, described below, regarding the amount of its distributions and the nature of its income and assets; and

(8) which elects to be treated as a REIT.

The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a “look-through” exception in the case of condition (6). Pursuant to applicable Treasury regulations, a REIT must maintain certain records and request certain information from its stockholders designed to disclose the actual ownership of its stock. The requirements in conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to be taxed as a REIT has been made. As such, in the event the alternate merger is consummated, Holdings would not be required to meet the requirements in conditions (5) and (6) until its taxable year ending December 31, 2007.

Based on their records, CPA®:12 and CPA®:14 believe they have satisfied the share ownership requirements set forth in (5) and (6) above.

CPA®:12 and CPA®:14 have complied with the Internal Revenue Code and the Treasury Regulations which require them to send annual letters to certain of their stockholders requesting information regarding the actual ownership of their stock. If despite sending the annual letters, a REIT does not know, or after exercising reasonable diligence would not have known, whether it failed to meet the five or fewer requirement, the REIT will be treated as having met the five or fewer requirement. If a REIT fails to comply with these regulatory rules, the REIT will be subject to a monetary penalty. However, if a REIT’s failure to comply was due to reasonable cause and not willful neglect, no penalty would be imposed.

INCOME TESTS.  There are two gross income requirements that a REIT must satisfy to qualify as a REIT:

•	First, at least 75% of a REIT’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including rents from real property and in certain circumstances, interest) or from certain types of temporary investments.

•	Second, at least 95% of a REIT’s gross income for each taxable year must be directly or indirectly derived from income that qualifies under the 75% test or from dividends (including dividends from taxable REIT subsidiaries), interest and gain from the sale or other disposition of stock or securities or from any combination of the foregoing.

A “prohibited transaction” is a sale or other disposition of property (other than foreclosure property) held as inventory or for sale to customers in the ordinary course of business. Any gain realized from a prohibited transaction is subject to a 100% penalty tax.

Rents received by a REIT will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, the nature of the property leased and the terms of the lease.

•	The amount of rent must not be based in whole or in part on the income or profits of any person, although rents generally will not be excluded merely because they are based on a fixed percentage or percentages of receipts or sales.

•	Rents received from a tenant will not qualify as rents from real property if a REIT, or an owner of 10% or more of the REIT’s stock, directly or constructively owns 10% or more of the tenant, unless the tenant is the REIT’s taxable REIT subsidiary and certain other requirements are met with respect to the property being leased.

•	If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as “rents from real property.”

In addition, for rents to qualify as rents from real property, a REIT generally must not furnish or render more than a de minimis amount of impermissible services to tenants, other than through a taxable REIT subsidiary or an “independent contractor” from whom the REIT derives no income, except that a REIT may directly provide services that are “usually or customarily rendered” in the geographic area in which the property is located in connection with the rental of real property for occupancy only, or are not otherwise “rendered to the occupant.” The amount received or accrued by a REIT during the taxable year for the impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property for the REIT to treat amounts received with respect to that property (other than amounts attributable to impermissible services) as rent from real property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the REIT’s direct cost of furnishing or rendering the service or providing the management or operation. Impermissible services may, however, be furnished to tenants by a taxable REIT subsidiary subject to certain conditions, and the REIT may still treat rents received with respect to the property as rent from real property.

CPA®:14 does not anticipate (and if the alternate merger is consummated, CPA®:12 and Holdings do not anticipate) receiving rents that fail to meet these conditions in amounts that, together with other types of non qualifying income, would cause it to fail to satisfy the gross income tests.

If a REIT fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the REIT may nevertheless qualify as a REIT for the year if it is eligible for relief. These relief provisions will be generally available if:

•	the REIT’s failure to meet the tests was due to reasonable cause and not due to willful neglect; and

•	following the identification of such failure the REIT attaches a schedule of the sources of its income to its U.S. federal income tax return.

It is not now possible to state whether, in all the circumstances, CPA®:14 (and, if the alternate merger is consummated, CPA®:12 and Holdings) would be entitled to the benefit of these relief provisions. If these relief provisions apply, a 100% tax is imposed on an amount equal to (a) the gross income attributable to the greater of the amount by which the REIT failed the 75% or 95% test, multiplied by (b) a fraction intended to reflect the REIT’s profitability.

ASSET TESTS.  At the close of each quarter of a REIT’s taxable year, the REIT must also satisfy several tests relating to the nature and diversification of its assets determined in accordance with generally accepted accounting principles. At least 75% of the value of a REIT’s total assets must be represented by real estate assets, cash, cash items (including receivables arising in the ordinary course of operations), government securities, stock in other REITs and qualified temporary investments. Although the remaining 25% of the REIT’s assets generally may be invested without restriction, a REIT is prohibited from owning securities representing more than 10% or either the vote or value of the outstanding securities of any issuer, other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (the “10% vote and value test”). Further, no more than 20% of a REIT’s total assets may be represented by securities of one or more taxable REIT subsidiaries and no more than 5% of the value of a REIT’s total assets may be represented by securities of any non-governmental issuer other than a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary. Each of the 10% vote and value test and the 20% and 5% asset tests must be satisfied at the end of each quarter. There are special rules which provide relief if the value related tests are not satisfied due to changes in the value of the assets of a REIT.

In the case of a REIT that is a partner in a partnership, the Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership based on the REIT’s capital interest in such partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income (as defined in the Internal Revenue Code) of the partnership attributed to the REIT shall retain the same character as in the hands of the partnership for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests described below. Thus, a REIT’s proportionate share of the assets, liabilities and items of income of any partnership and of any joint venture treated as a partnership for U.S. federal income tax purposes, will be treated as its assets, liabilities and items of income for purposes of applying the asset and gross income tests described herein.

If a REIT owns 100 percent of the stock of a corporation, such corporation will be treated as a “qualified REIT subsidiary” unless the corporation is a taxable REIT subsidiary as discussed below. A qualified REIT subsidiary is not treated as an entity separate from the REIT and all of its assets, liabilities and items of income, deduction and credit will be treated as assets, liabilities and items of income, deduction and credit of the REIT for U.S. federal income tax purposes.

If a REIT owns 100 percent of ownership interests in a limited liability company or other noncorporate entity, such limited liability company or noncorporate entity generally will not be treated as an entity separate from the REIT and all of its assets, liabilities and items of income, deduction and credit will be treated as assets, liabilities and items of income, deduction and credit of the REIT for U.S. federal income tax purposes.

Securities, for the purpose of the asset tests, may include debt a REIT holds in other issuers. However, debt a REIT holds in an issuer will not be taken into account for purposes at the 10% value test if the debt meets the “straight debt” and other excluded securities exceptions, as described in the Internal Revenue Code including, but not limited to, any loan from an individual or estate, any obligation to pay rents from real property, and any security issued by a REIT. In addition, (a) a REITs interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT Income Test; and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REITs interest as a partner in the partnership. In general, straight debt is defined as a written, unconditional promise to pay on demand or at a specific date a fixed principal amount, and the interest rate and payment dates on the debt must not be contingent on profits or the discretion of the debtor. In addition, straight debt may not contain a convertibility feature.

A REIT may own up to 100 percent of the stock of a corporation for which an election is made to be treated as a “taxable REIT subsidiary” for U.S. federal income tax purposes. A “taxable REIT subsidiary” is an entity that is taxable as a corporation in which a REIT owns an equity interest, including stock, directly or indirectly; and that elects together with the REIT, to be treated as a taxable REIT subsidiary under the Internal Revenue Code. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing more than 35% of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary. A taxable REIT subsidiary is a corporation subject to U.S. federal income tax, and state, local and non-U.S. tax. If dividends are paid by one or more of a REIT’s taxable REIT subsidiaries to a REIT, then a portion of the REIT’s dividends to its stockholders who are taxed at individual rates will generally be eligible for taxation at lower capital gain rates, rather than at ordinary income rates. The income and assets of a taxable REIT subsidiary are not attributable to its parent REIT for purposes of the REIT income and asset ownership requirements. The aggregate value of all of a REIT’s taxable REIT subsidiaries may not exceed 20% of the value of all of the REIT’s assets.

Certain restrictions are imposed on taxable REIT subsidiaries. First, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary’s adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest expense if the 50% test is satisfied). In addition, a REIT would be obligated to pay a 100% penalty tax on some payments from its taxable REIT subsidiary that it receives, including interest or rent, or on certain expenses deducted by the taxable REIT subsidiary, if the IRS were able to assert successfully that the economic arrangements between the REIT and the taxable REIT subsidiary did not meet specified standards set forth in the Internal Revenue Code.

While CPA®:12 and CPA®:14 do not own any interests in a taxable REIT subsidiary, CPA®:14 (and if the alternative merger is consummated, CPA®:12 and Holdings) may own an interest in one or more taxable REIT subsidiaries in the future.

CPA®:12 and CPA®:14 each believes that it has complied, and each of CPA®:14 (and if the alternate merger is consummated, CPA®:12 and Holdings) anticipates that it will continue to comply, with these asset tests. In addition, CPA®:14 (and if the alternate merger is consummated, CPA®:12 and Holdings) does not plan to hold any securities other than securities in a qualified REIT subsidiary or taxable REIT subsidiary representing more than 10% of the vote or value of any one issuer’s common stock, or securities of any one issuer the value of which exceeds 5% of the value of its gross assets. Further, CPA®:14 (and if the alternate merger is consummated, CPA®:12 and Holdings) does not plan to hold securities of taxable REIT subsidiaries that, in the aggregate, exceed 20% of the total value of its assets.

After initially meeting the asset tests at the close of any quarter, a REIT will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non qualifying assets within 30 days after the close of that quarter. If a REIT fails the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, it may dispose of sufficient assets (generally, within six months after the last day of the quarter in which its identification of the failure to satisfy those asset tests occurred) to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000. If a REIT fails any of the other asset tests, or its failure of the 5% or 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect, the REIT is permitted to avoid disqualification as a REIT, after the thirty day cure period, by taking steps, including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which its identification of the failure to satisfy the REIT asset test occurred), and paying a tax equal to the greater of $50,000 or 35% of the net income generated by the nonqualifying assets during the period in which the REIT failed to satisfy the relevant asset test.

CPA®:14 (and if the alternate merger is consummated, CPA®:12 and Holdings) intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take any other action within 30 days after the close of any quarter as may be required to cure any non compliance. No assurance can be given, however, that such action will always be successful.

TAXATION OF FOREIGN INVESTMENTS.  CPA®:14 and CPA®:12 invest in real property located outside of the United States, and face tax considerations that are different than a REIT investing in property located solely within the United States. In certain circumstances a REIT may not be the most efficient tax structure for making investments in international real estate.

CPA®:14 (and if the alternate merger is consummated, Holdings) will be subject to taxation in foreign jurisdictions, and generally will be entitled to deduct foreign taxes paid, including foreign income taxes for which it does not claim a credit, from its taxable income, which would reduce the amount that it is required to distribute annually to its stockholders. In lieu of a deduction, the Internal Revenue Code generally provides a credit against U.S. federal income taxes for foreign income taxes paid by a United States taxpayer. Upon election, a REIT may be able to use part of this credit to offset its liability for U.S. federal income tax, for example by distributing less than 100 percent (but more than 90 percent) of its net income, thus incurring a REIT-level U.S. federal income tax liability that could be offset with foreign tax credits. CPA®:14 (and if the alternate merger is consummated, Holdings) may not be able to fully utilize its foreign tax credits depending upon the source of its foreign income and the timing of the payment of its foreign and U.S. federal taxes. The amount of any available foreign tax credit does not reduce the amount a REIT is required to distribute annually to its stockholders, and CPA®:14 (and if the alternate merger is consummated, Holdings) will not be able to use its foreign tax credits to the extent that it does not otherwise have a U.S. federal income tax liability. REITs are not able to pass through a foreign tax credit to their stockholders with respect to foreign taxes paid.

To minimize the impact of foreign taxes on foreign income, CPA®:14 (and if the alternate merger is consummated, Holdings) may structure its foreign investments to take advantage of special United States or foreign tax or treaty provisions. Some structures that minimize foreign taxes on foreign investments may convert the character of income received and passed through to stockholders from capital gains to ordinary income for U.S. federal income tax purposes.

Any income that a REIT recognizes with respect to hedging transactions entered into to limit risks with respect to changes in foreign currency exchange rates, as well as any recognized foreign currency gains, will not be qualifying income for purposes of either the 75% income test or the 95% income test. Although CPA®:14 (and if the alternate merger is consummated, Holdings) does not intend at this time to engage in hedging activities to mitigate the risks of exchange rate fluctuations, it is not prohibited from doing so. To reduce the risk of foreign currency gains adversely affecting its REIT qualification, CPA®:14 (and if the alternate merger is consummated, Holdings) may be required to defer the repatriation of cash from foreign jurisdictions or to employ other structures that could affect the timing, character or amount of income received from its foreign investments. No assurance can be given that CPA®:14 (and if the alternate merger is consummated, Holdings) will be able to manage foreign currency gains in a manner that enables it to qualify as a REIT or to avoid U.S. federal and other taxes as a result of foreign currency gains. It is possible that CPA®:14 (and if the alternate merger is consummated, Holdings) could have sufficient foreign currency exchange gain, due to either rate fluctuations or hedging activities, in a year thereby jeopardizing its qualification as a REIT unless it was eligible for the relief provisions under the Internal Revenue Code. In addition, changes in currency rates could adversely affect REIT qualification.

SALE-LEASEBACK TRANSACTIONS.  Most of CPA®:12 and CPA®:14 investments are in the form of sale-leaseback transactions. In most cases, based on the economic terms, CPA®:12 and CPA®:14 treat the transactions for U.S. federal income tax purposes as true leases, as opposed to financing arrangements or loans. CPA®:14 (and if the alternate merger is consummated, Holdings and CPA®:12) may in the future structure sale-leaseback transactions in a manner intended to be treated as financing arrangements or loans. CPA®:12 and CPA®:14 have not requested, and CPA®:14 (and in the event the alternate merger is consummated, Holdings and CPA®:12) does not plan to request, any opinions of counsel as to the status of their leases for U.S. federal income tax purposes.

The Internal Revenue Service may take the position that specific sale-leaseback transactions intended to be treated as the leases are instead financing arrangements or loans for U.S. federal income tax purposes. In this event, for purposes of the REIT asset tests and 75% income test, each “loan” would likely be considered to be secured by real property to the extent of the fair market value of the underlying property. However other tax attributes associated with the ownership of the real property — principally depreciation — would not be available. The recharacterization of a sale-lease back as a financing arrangement or loan could cause CPA®:12 or CPA®:14 (or if the alternate merger is consummated, Holdings) to fail to qualify as a REIT as a result of a failure to meet the REIT asset, gross income or distribution requirements.

PROHIBITED TRANSACTIONS.  Net income derived by a REIT from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business,” however, depends on the specific facts and circumstances. CPA®:14 (and if the alternate merger is consummated, Holdings and CPA®:12) intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of owning properties and to make sales of properties that are consistent with its investment objectives. No assurance can be given that any particular property in which CPA®:14 (and if the alternate merger is consummated, Holdings and CPA®:12) holds a direct or indirect interest will not be treated as property held primarily for sale to customers, or that certain safe-harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property held by a taxable REIT subsidiary or other taxable corporation, although gains derived by a taxable REIT subsidiary or other taxable corporation will be subject to tax at regular corporate income tax rates.

FORECLOSURE PROPERTY.  Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property by the REIT or a mortgage loan held by the REIT and secured by the property, (2) for which the related lease or loan was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which the REIT makes an election to treat as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate income tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

HEDGING TRANSACTIONS.  CPA®:14 (and if the alternate merger is consummated, Holdings and CPA®:12) may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury regulations, any income a REIT derives from a hedging transaction entered into after December 31, 2004 to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by the REIT, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test (but will constitute gross income that does not qualify for purposes of the 75% gross income test), to the extent that the transaction hedges any indebtedness incurred or to be incurred by the REIT to acquire or own real estate assets. Payments received by a REIT under an interest rate swap or cap agreement, option, futures contract, forward rate agreement, or any similar financial instrument entered into prior to January 1, 2005 to reduce interest rate risk with respect to any indebtedness incurred, or to be incurred, to acquire or own real estate assets, and any gain from the sale or disposition of such instruments will constitute gross income that qualifies for purposes of the 95% gross income test, but not the 75% gross income test. To the extent a REIT enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. CPA®:14 (and if the alternate merger is consummated, Holdings and CPA®:12) intends to structure any hedging transactions in a manner that does not jeopardize its ability to qualify as a REIT.

ANNUAL DISTRIBUTION REQUIREMENTS.  In order to qualify as a REIT, a REIT is required to make distributions to its stockholders annually in an amount at least equal to:

(1) the sum of:

(A) 90% of the REIT’s “real estate investment trust taxable income” (computed without regard to the dividends paid deduction and its net capital gain); and

(B) 90% of its net after tax income from foreclosure property; minus

(2) the excess of certain items of non-cash income over 5% of the REIT’s real estate investment trust taxable income.

A REIT must pay these annual distributions in the taxable year to which its income relates or in the following year if (1) it declares a distribution to stockholders of record in either October, November, or December and pays the distribution during the following January or (2) if the REIT elects, declares the distribution before the due date of its tax return (including extensions) and pays the distribution on or before its first regular distribution payment date after such declaration.

Additionally, to qualify as a REIT, a REIT cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year.

Amounts distributed must not be preferential; that is, every stockholder of the class of stock with respect to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its distribution rights as a class.

To the extent that a REIT does not distribute all of its net long-term capital gain or distributes at least 90% but less than 100%, of its “real estate investment trust taxable income,” as adjusted, it will be subject to tax on such amounts at regular corporate tax rates. Furthermore, if a REIT should fail to distribute during each calendar year (or, in the case of distributions with declaration and record dates in the last three months of the calendar year, by the end of the following January) at least the sum of:

(1) 85% of the REIT’s ordinary income for such year;

(2) 95% of the REIT’s capital gain net income for such year; and

(3) any undistributed taxable income from prior periods;

the REIT would be subject to a 4% excise tax on the excess of such required distributions over the amounts actually distributed.

A REIT may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the gains. In that case, the REIT may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the REIT. For purposes of the 4% excise tax described above, retained net capital gains and other amounts upon which we pay U.S. federal income tax would be treated as having been distributed.

CPA®:12 and CPA®:14 each believes that it has made, and CPA®:14 (and if the alternate merger is consummated, CPA®:12 and Holdings) expects to continue to make, timely distributions sufficient to satisfy the annual 90% distribution requirement. It is possible, however, that CPA®:14 (and if the alternate merger is consummated, CPA®:12 and Holdings), from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement and to avoid corporate-level taxes. In that event, CPA®:14 (and if the alternate merger is consummated, CPA®:12 and Holdings) may arrange for short-term, or possibly long-term, borrowings to meet the 90% distribution requirement and avoid corporate-level taxes.

Under some circumstances, a REIT may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in the REIT’s deduction for dividends paid for the earlier year. Thus, the REIT may be able to avoid being taxed on amounts distributed as deficiency dividends. However, the REIT would be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify.  If a REIT fails to qualify for taxation as a REIT in any taxable year, and certain relief provisions do not apply, the REIT will be subject to tax (including any applicable alternative minimum tax) on its net taxable income at regular corporate rates. Distributions to stockholders in any year in which a REIT fails to qualify as a REIT will not be deductible by the REIT, nor will any distributions be required to be made. Unless entitled to relief under specific statutory provisions, the REIT will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances a REIT would be entitled to statutory relief. The failure of CPA®:14 (and if the alternate merger is consummated, Holdings) to qualify as a REIT could substantially reduce distributions to CPA®:14 (and if the alternate merger is consummated, Holdings) stockholders and could result in CPA®:14 (and if the alternate merger is consummated, Holdings) incurring indebtedness (to the extent borrowings are feasible) or liquidating investments in order to pay the resulting taxes.

State and Local Taxation.  A REIT may be subject to state or local taxation in various state or local jurisdictions, including those in which it transacts business or owns assets. The state and local tax treatment of CPA®:14 may not conform to the U.S. federal income tax consequences discussed above.

Taxation of U.S. Stockholders

The following summary applies to you if you are a “U.S. stockholder.” A U.S. stockholder is a person who, for United States federal income tax purposes, is:

•	a citizen or resident alien of the United States;

•	a corporation or partnership or other entity classified as a corporation or partnership for these purposes, created or organized in or under laws of the United States or any state or in the District of Columbia, unless, in the case of a partnership, Treasury regulations provide otherwise;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons, within the meaning of the Internal Revenue Code, who have authority to control all substantial decisions of the trust.

Provided a REIT qualifies as a REIT, distributions made to U.S. stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions paid by a REIT will generally not constitute qualified dividends that are taxed at the reduced U.S. federal income tax rates (up to a maximum of 15%) that are generally applicable to dividends paid by C corporations, except to the extent the REIT’s distributions are attributable to dividend income earned by the REIT or are attributable to other REIT income on which U.S. federal income taxes have been paid. A REIT’s distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the REIT’s actual net capital gain for the taxable year or are designated as unrecaptured Section 1250 gain distributions, which are taxable at a 25% rate) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. If CPA®:14 (or if the alternate merger is consummated, Holdings) designates any portion of a distribution as a capital gain dividend, the amount that will be taxable to the stockholder as a capital gain will be detailed to U.S. stockholders on Internal Revenue Service Form 1099-DIV.

A REIT’s distributions in excess of its current and accumulated earnings and profits will not be currently taxable to a stockholder to the extent that the distributors do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of a REIT’s current and accumulated earnings and profits exceed the adjusted basis of a stockholder’s stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the stock have been held for one year or less) assuming the stock is a capital asset in the hands of the stockholder. In addition, any distribution declared in October, November or December of any year and payable to a stockholder of record on a specified date in any such month, will be treated as both paid by the REIT and received by the stockholder on December 31 of the applicable year, provided that the REIT actually pays the dividend during January of the following calendar year. A REIT’s stockholders may not include in their individual income tax returns any of the REIT’s net operating losses or capital losses.

Instead of paying capital gain dividends, a REIT may elect to require stockholders to include the REIT’s undistributed net capital gains in their income. If a REIT makes such an election, U.S. stockholders (1) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains, and (2) will be deemed to have paid their proportionate share of the tax paid by the REIT on such undistributed capital gains and will receive a credit for such amount. A U.S. stockholder of the REIT’s shares will increase the basis in its shares by the difference between the amount of capital gain included in its income and the corresponding credit.

A REIT must classify portions of its capital gain dividends into the following categories:

•	A 15% gain distribution, which would be taxable to taxable non-corporate U.S. stockholders at a maximum rate of 15%; or

•	An unrecaptured Section 1250 gain distribution, which would be taxable to taxable non-corporate U.S. stockholders at a maximum rate of 25%.

Recipients of capital gain dividends from a REIT that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on these distributions.

Distributions made by a REIT and gain arising from the sale or exchange by a U.S. stockholder of a REIT’s shares will not be treated as passive activity income, and as a result, U.S. stockholders of a REIT’s shares generally will not be able to apply any “passive losses” against such income or gain. In addition, dividends from a REIT generally will be treated as investment income for purposes of the investment interest limitations. A U.S. stockholder of a REIT’s shares may elect to treat capital gain dividends, capital gains from the disposition of shares and income designated as qualified dividend income as investment income for the purposes of the investment interest limitation, in which case the applicable gain or income will be taxed at ordinary income tax rates. U.S. stockholders of a REIT’s shares may not include in their individual income tax returns any of the REIT’s net operating losses or capital losses. Rather, the REIT’s operating losses or capital losses would be carried over by the REIT for potential offset against future income, subject to applicable limitations. CPA®:14 (or if the alternate merger is consummated, Holdings) will notify stockholders regarding the portions of its distribution for each year that constitute ordinary income, capital gain and return of capital.

Generally, the redemption of shares by CPA®:14 (or if the alternate merger is consummated, Holdings) from a U.S. stockholder will be treated as a sale of such shares if the redemption (i) results in a complete termination of the U.S. stockholder’s interest in CPA®:14 (or if the alternate merger is consummated, Holdings), (ii) is “substantially disproportionate” with respect to the U.S. stockholder, or (iii) is not “essentially equivalent to a dividend” with respect to the U.S. stockholder, in each case, as determined for U.S. federal income tax purposes. In determining whether the foregoing requirements are met, certain attribution of ownership rules are applied. If none of the foregoing requirements are met, the redemption will be treated as a dividend for U.S. federal income tax purposes. U.S. stockholders are urged to consult their tax advisors with regard to the U.S. federal income tax treatment of redemptions.

In general, gain or loss recognized on the disposition of a REIT’s shares will be a capital gain or loss and will be long-term capital gain or loss, if at the time of such disposition, the stockholder’s holding period is more than 12 months. However, any loss upon a sale or exchange of a REIT’s shares by a stockholder who has held such stock for six months or less will be treated as a long-term capital loss to the extent any distributions received by such stockholder were treated by such stockholder as long-term capital gain.

For an individual stockholder, the long-term capital gain will generally be taxable at a maximum rate of 15%. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% to a portion of capital gain realized by a non-corporate stockholder in the sale of REIT shares that would correspond to the REITs “unrecaptured Section 1250 gain.” Stockholders are urged to consult their tax advisors with respect to their capital gain tax liability.

Backup Withholding

CPA®:14 (or if the alternate merger is consummated, Holdings) will report to U.S. stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies that it is a U.S. person and as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Any amount paid to the IRS as backup withholding will be creditable against the stockholder’s income tax liability.

In addition, CPA®:14 (or if the alternate merger is consummated, Holdings) may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “Taxation of Non-U.S. Stockholders.” A stockholder that does not provide CPA®:14 (or if the alternate merger is consummated, Holdings) with his correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Taxation of Tax-Exempt Stockholders

In general, a stockholder that is a tax-exempt entity not subject to tax on its investment income will not be subject to tax on dividends received from a REIT. In Revenue Ruling 66-106, 1966-1 C.B. 151, the IRS ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income as defined in the Internal Revenue Code when received by a qualified plan. Based on that ruling, regardless of whether a REIT incurs indebtedness in connection with the acquisition of properties, CPA®:14 (or if the alternate merger is consummated, Holdings) distributions paid to a stockholder that is a tax-exempt entity will not be treated as unrelated business taxable income, provided that (i) the tax-exempt entity has not financed the acquisition of its stock with acquisition indebtedness within the meaning of the Internal Revenue Code and the stock otherwise is not used in an unrelated trade or business of the tax-exempt entity and (ii) CPA®:14 (or if the alternate merger is consummated, Holdings) is not a pension-held REIT. This ruling applies to a stockholder that is an organization that qualifies under Section 401(a), an IRA or any other tax-exempt organization that would compute unrelated business taxable income, if any, in accordance with Section 512(a)(1). However, if CPA®:14 (or if the alternate merger is consummated, Holdings) is a pension-held REIT and a qualified plan owns more than 10% of the value of all of CPA®:14’s (or if the alternate merger is consummated, Holdings’) stock, such stockholder will generally be required to recognize as unrelated business taxable income that percentage of the distributions that it receives as is equal to the percentage of CPA®:14’s (or if the alternate merger is consummated, Holdings’) gross income that would be unrelated business taxable income if it were a tax-exempt entity required to recognize unrelated business taxable income. CPA®:14 (or if the alternate merger is consummated, Holdings) would be a pension-held REIT if at least one qualified trust holds more than 25% of the value of all of its stock or one or more qualified trusts, each of whom own more than 10% of the value of all of its stock, hold more than 50% of the value of all of its stock. Based upon current estimated ownership of CPA®:14 (or if the alternate merger is consummated, Holdings) stock and as a result of certain limitations on transfer and ownership of CPA®:14 (or if the alternate merger is consummated, Holdings) does not expect to be classified as a “pension held REIT.”

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in a REIT will constitute unrelated business taxable income unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the unrelated business taxable income generated by its investment in the REIT. Prospective stockholders should consult their tax advisors concerning these “set aside” and reserve requirements.

Taxation of Non-U.S. Stockholders

The following summary applies to you if you are a beneficial owner of CPA®:14 (or if the alternate merger is consummated, Holdings) stock and are not a U.S. stockholder, as defined above (a “non-U.S. stockholder”) The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex and no attempt will be made herein to provide more than a limited summary of these rules. You should consult your tax advisor to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in CPA®:14 (or if the alternate merger is consummated, Holdings) stock, including any reporting requirements. In particular, if you are engaged in a trade or business in the United States, or are an individual who is present in the United States for 183 days or more during the tax year and have a “tax home” in the United States, you may be subject to tax rules different from those described below. Special rules also apply to certain non-U.S. stockholders such as “controlled foreign corporations,” and “passive foreign investment companies.” Such entities are encouraged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

A REIT’s distributions that are not attributable to gain from the REIT’s sales or exchanges of U.S. real property interests and not designated by the REIT as capital gains distributions will be treated as dividends of ordinary income to the extent that they are made out of the REIT’s current or accumulated earnings and profits. Such dividends will ordinarily be subject to a U.S. federal withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the stock is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation. CPA®:14 (or if the alternate merger is consummated, Holdings) expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such dividends made to a non-U.S. stockholder unless (i) a lower treaty rate applies and the holder provides a properly executed Internal Revenue Service Form W-8BEN (or successor form) or (ii) the non-U.S. stockholder provides a properly executed Internal Revenue Service Form W-8ECI (or successor form) claiming that the distribution is effectively connected income.

A REIT’s distributions in excess of its current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder’s stock, such distributions will be taxable to the extent the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of the REIT’s stock, as described below. If it cannot be determined at the time a distribution is made whether or not distributions will be in excess of current and accumulated earnings and profit, the distributions will be subject to withholding at the same rate as dividends. However, a non-U.S. stockholder may claim a refund if it is subsequently determined that such distribution was, in fact, in excess of the REIT’s current and accumulated earnings and profits.

For any year in which a REIT qualifies as a REIT, distributions that are attributable to gain from its sales or exchanges of U.S. real property interests will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 or FIRPTA. Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax if the non-U.S. stockholder is a corporation. CPA®:14 (or if the alternate merger is consummated, Holdings) is required by applicable Treasury regulations to withhold 35% for foreign individuals and 35% for foreign corporations of any distribution that it could designate as a capital gains dividend. This amount is creditable against the non-U.S. stockholder’s U.S. federal income tax liability.

Gain recognized by a non-U.S. stockholder upon a sale of a REIT’s shares generally will not be taxed under FIRPTA if the REIT is a domestically controlled REIT, defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. CPA®:14 currently believes that it is a domestically controlled REIT and that it will remain a domestically controlled REIT following the merger, and, therefore, the sale of CPA®:14 shares will not be subject to taxation under FIRPTA. If the alternate merger is consummated, Holdings believes that it will be treated as a domestically controlled REIT. No assurance can be provided, however, that CPA®:14 (or Holdings) is or will remain a domestically controlled REIT. However, gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if the investment in the shares is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain. Also, if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax (unless reduced by treaty) on the individual’s capital gains. A non-resident alien individual could, however, elect to treat such gain as effectively connected income and pay tax as a U.S. stockholder would. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain.

Generally, the redemption of shares by CPA®:14 (or if the alternate merger is consummated, Holdings) from a non-U.S. stockholder will be treated as a sale of such shares if the redemption (i) results in a complete termination of the non-U.S. stockholder’s interest in CPA®:14 (or if the alternate merger is consummated, Holdings), (ii) is “substantially disproportionate” with respect to such non-U.S. stockholder, or (iii) is not “essentially equivalent to a dividend” with respect to the non-U.S. stockholder, in each case, as determined for U.S. federal income tax purposes. In determining whether the foregoing requirements are met, certain attribution of ownership rules are applied. If none of the foregoing requirements are met, the redemption will be treated as a dividend for U.S. federal income tax purposes. Non-U.S. stockholders are urged to consult their tax advisors with regard to the U.S. federal income tax treatment of redemptions.

If the proceeds of a disposition of a REIT shares are paid by or through a U.S. office of a broker, the payment is subject to information reporting and to backup withholding unless the disposing non-U.S. stockholder certifies as to his name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. U.S. information reporting requirements (but not backup withholding) will apply, however, to a payment of disposition proceeds outside the United States if (i) the payment is made through an office outside the United States of a broker that is either (a) a U.S. person, (b) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (c) a controlled foreign corporation for U.S. federal income tax purposes, or (d) a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business and (ii) the broker fails to initiate documentary evidence that the stockholder is a non-U.S. stockholder and that certain conditions are met or that the non-U.S. stockholder otherwise is entitled to an exemption.

Applicable Treasury regulations provide presumptions regarding the status of a REIT stockholder when payments to such stockholder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder’s particular circumstances, stockholders are urged to consult their tax advisors regarding the information reporting requirements applicable to them.

Other Tax Consequences

A REIT and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which the REIT or its stockholders transact business or reside. A REIT’s state and local tax treatment and the state and local tax treatment of its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in CPA®:14 (or if the alternate merger is consummated, Holdings).

Statement of Share Ownership

A REIT must obtain annual written statements from any of its record holders who hold certain percentages of its stock disclosing the actual owners of the REIT’s stock. Any record holder who fails to provide a REIT with this information must include certain specified information relating to ownership of the REIT’s shares in his U.S. federal income tax return. A REIT must also maintain permanent records for the Internal Revenue Service showing the information the REIT receives relating to the actual ownership of its stock and a list of holders who fail to provide the REIT with this information.

Tax Shelter Reporting

Under the Treasury regulations, if a stockholder recognizes a loss with respect to shares of equity securities of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder may be required to file a disclosure statement with the Internal Revenue Service on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

INFORMATION ABOUT CPA®:12

Description of CPA®:12’s Business (in thousands except share and per share amounts)

Overview

CPA®:12 is a real estate investment trust that invests in commercial properties leased to companies domestically and internationally. As a REIT, CPA®:12 is not subject to U.S. federal income taxation as long as it satisfies certain requirements relating to the nature of its income, the level of its distributions and other factors.

CPA®:12’s core investment strategy is to own and manage its existing portfolio of properties leased to a diversified group of companies on a single tenant net lease basis. These leases generally require the tenant to pay substantially all of the costs associated with operating and maintaining the property such as maintenance, insurance, taxes, structural repairs and other operating expenses (referred to as triple-net leases). CPA®:12 generally seeks to include in its leases:

•	clauses providing for mandated rent increases or periodic rent increases over the term of the lease tied to increases in the CPI or other indices for the jurisdiction in which the property is located or, when appropriate, increases tied to the volume of sales at the property;

•	indemnification for environmental and other liabilities;

•	operational or financial covenants of the tenant; and

•	guarantees of lease obligations from parent companies or letters of credit.

CPA®:12 is managed by W. P. Carey through its wholly-owned subsidiaries. W. P. Carey is a publicly-traded company listed on the New York Stock Exchange under the symbol “WPC.”

CPA®:12’s advisor provides both strategic and day-to-day management services for it, including capital funding services, investment research and analysis, investment financing and other investment acquisition related services, asset management, disposition of assets, investor relations and administrative services. The advisor also provides office space and other facilities for CPA®:12. CPA®:12 pays asset management fees and certain transactional fees to the advisor and also reimburses the advisor for certain expenses. The advisor also serves in this capacity for the following affiliated entities: CPA®:14, CPA®:15, CPA®:16 — Global, and served in this capacity for CIP®until its merger with CPA®:15 in September 2004 (collectively, including CPA®:12, the “CPA® REITs”).

CPA®:12 was formed as a Maryland corporation on July 30, 1993. Between February 1994 and September 1997, CPA®:12 sold a total of 28,334,451 shares of common stock for a total of $283,345 in offering proceeds. CPA®:12 also raised an additional $10,000 through a private placement of its common stock in January 2001. Through June 30, 2006, CPA®:12 has also issued 782,794 shares (approximately $9,010) through its distribution reinvestment and share purchase plan. These proceeds have been used along with limited recourse mortgage debt to purchase CPA®:12’s property portfolio.

CPA®:12’s principal executive offices are located at 50 Rockefeller Plaza, New York, NY 10020 and its telephone number is (212) 492-1100. As of the date of this joint proxy statement/prospectus, CPA®:12 had no employees.

Financial Information About Segments

CPA®:12 operates in one industry segment, real estate operations with domestic and foreign investments. Refer to the Segment Information footnote in the accompanying consolidated financial statements for financial information about this segment. For the year ended December 31, 2005, ETEC Systems, Inc., a subsidiary of Applied Materials, Inc. represented 24% of CPA®:12’s total lease revenue, inclusive of minority interest. Applied Materials is publicly traded (under the symbol “AMAT”) and files financial information with the SEC. CPA®:12 sold its interest in this property to a third party in October 2006. For information about the risks related to CPA®:12’s foreign investments, see “Risk Factors — The combined company’s investments in properties outside of United States subject it to foreign currency risks which may adversely affect distributions” and “Risk Factors” —

International Investment risks, including adverse political or economic developments, lack of uniform accounting standards (including availability of information in accordance with U.S. Generally Acceptable Accounting principles), uncertainty of foreign laws and the difficulty of enforcing certain obligations in other countries may adversely affect the combined company’s operations and its ability to make distributions.”

Investment Strategies, Objectives and Policies

CPA®:12 invests primarily in income-producing commercial real estate properties, which are upon acquisition, improved or developed or which will be developed within a reasonable time after acquisition.

Investment Objectives

CPA®:12’s primary objectives are to:

•	Own a diversified portfolio of triple net leased real estate;

•	Fund distributions to stockholders; and

•	Increase CPA®:12’s equity in its real estate by making regular mortgage principal payments.

CPA®:12 seeks to achieve these objectives by investing in and holding commercial properties each triple net leased to a single corporate tenant. CPA®:12 intends its portfolio to be diversified by tenant, facility type, geographic location and tenant industry.

CPA®:12’s Portfolio

As of December 31, 2005, CPA®:12’s portfolio consisted of 119 properties leased to 42 tenants, totaling more than 8.9 million square feet and had the following property and lease characteristics:

Geographic Diversification

Information regarding the geographic diversification of CPA®:12’s properties as of December 31, 2005 is set forth below:

	Consolidated Investments		Equity Investments
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Region	Revenue(1)	Revenue	Revenue(2)	Revenue

United States
Midwest	$11,165	30.18%	$4,259	15.06%
East	8,964	24.23	3,127	11.05
West	8,896	24.05	11,954	42.26
South	7,968	21.54	2,993	10.58

Total U.S.	36,993	100.00	22,333	78.95

International
Europe	—	—	5,953	21.05

Total	$36,993	100.00%	$28,286	100.00%

(1)	Reflects annualized contractual base rent for the fourth quarter of 2005.

(2)	Reflects CPA®:12’s pro rata share of annualized contractual base rent for the fourth quarter of 2005 from equity investments.

Property Diversification

Information regarding CPA®:12’s property diversification as of December 31, 2005 is set forth below:

	Consolidated Investments		Equity Investments
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Property Type	Revenue(1)	Revenue	Revenue(2)	Revenue

Industrial	$21,530	58.21%	$9,436	33.36%
Warehouse/distribution	4,239	11.46	9,181	32.46
Retail	4,004	10.82	2,795	9.88
Office	1,747	4.72	2,351	8.31
Other properties	5,473	14.79	4,523	15.99

Total	$36,993	100.00%	$28,286	100.00%

(1)	Reflects annualized contractual base rent for the fourth quarter of 2005.

(2)	Reflects CPA®:12’s pro rata share of annualized contractual base rent for the fourth quarter of 2005 from equity investments.

Tenant Diversification

Information regarding CPA®:12’s tenant diversification as of December 31, 2005 is set forth below:

	Consolidated Investments		Equity Investments
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Tenant Industry(3)	Revenue(1)	Revenue	Revenue(2)	Revenue

Manufacturing	$16,455	44.48%	$11,588	40.97%
Professional, scientific and technical services	5,486	14.83	—	—
Retail trade	5,323	14.39	6,966	24.63
Transportation and warehousing	2,865	7.74	—	—
Health care and social assistance	1,850	5.00	1,782	6.30
Educational services	1,732	4.68	—	—
Arts, entertainment and recreation	1,608	4.35	2,741	9.69
Wholesale trade	606	1.64	5,209	18.41
Other(4)	1,068	2.89	—	—

Total	$36,993	100.00%	$28,286	100.00%

(1)	Reflects annualized contractual base rent for the fourth quarter of 2005.

(2)	Reflects CPA®:12’s pro rata share of annualized contractual base rent for the fourth quarter of 2005 from equity investments.

(3)	Based on the North American Industry Classification System (NAICS) and information provided by the tenant.

(4)	Includes revenue from tenants in the information and finance and insurance industries.

Lease Expirations

As of December 31, 2005, lease expirations on CPA®:12’s investments are as follows:

	Consolidated Investments		Equity Investments
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Year of Lease Expiration	Revenue(1)	Revenue	Revenue(2)	Revenue

2006	$606	1.64%	$—	—%
2007 - 2008	—	—	—	—
2009	324	.87	2,033	7.19
2010	2,182	5.90	1,782	6.30
2011	2,693	7.28	3,596	12.71
2012	—	—	574	2.03
2013	822	2.22	—	—
2014	7,263	19.63	—	—
2015	—	—	1,477	5.22
2016 - 2020	19,013	51.40	11,164	39.47
2021 - 2025	4,090	11.06	7,660	27.08

Total	$36,993	100.00%	$28,286	100.00%

(1)	Reflects annualized contractual base rent for the fourth quarter of 2005.

(2)	Reflects CPA®:12’s pro rata share of annualized contractual base rent for the fourth quarter of 2005 from equity investments.

Asset Management

CPA®:12 believes that effective management of its net lease assets is essential to maintain and enhance property values. Important aspects of asset management include restructuring transactions to meet the evolving needs of current tenants, re-leasing properties, refinancing debt, selling properties and knowledge of the bankruptcy process.

The advisor monitors, on an ongoing basis, compliance by tenants with their lease obligations and other factors that could affect the financial performance of any of CPA®:12’s properties. Monitoring involves receiving assurances that each tenant has paid real estate taxes, assessments and other expenses relating to the properties it occupies and confirming that appropriate insurance coverage is being maintained by the tenant. The advisor reviews financial statements of CPA®:12’s tenants and undertakes regular physical inspections of the condition and maintenance of its properties. Additionally, the advisor periodically analyzes each tenant’s financial condition, the industry in which each tenant operates and each tenant’s relative strength in its industry.

Financing Strategies

Consistent with its investment policies, CPA®:12 uses leverage when available on favorable terms. As of the date of this joint proxy statement/prospectus, all of CPA®:12’s mortgages are limited recourse, bear interest at fixed rates and provide for monthly or quarterly installments which include scheduled payments of principal. Accordingly, CPA®:12’s near term cash flow should not be adversely affected by increases in interest rates. The advisor may refinance properties or defease a loan when a decline in interest rates makes it profitable to prepay an existing mortgage, when an existing mortgage matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment.

A lender on limited recourse mortgage debt generally has recourse only to the property collateralizing such debt and not to any of CPA®:12’s other assets, while unsecured financing would give a lender recourse to all of its assets allowing it to limit the exposure of all of its assets to any one debt obligation. Lenders may, however, have recourse to CPA®:12’s other assets in limited circumstances not related to the repayment of the indebtedness, such as under an environmental indemnity or in the case of fraud.

Investment Strategies

Generally, the properties in which CPA®:12 invests are triple net-leased to tenants that the investment committee of the advisor deems creditworthy based on leases that will be full recourse obligations of the tenants or their affiliates. In most cases, leases will require the initial tenant to pay all the costs of maintenance, insurance and real estate taxes.

In making investments on behalf of CPA®:12, the advisor generally considers the following aspects of each transaction:

Diversification.  CPA®:12’s portfolio is diversified to avoid dependence on any one particular tenant, facility type, geographic location or tenant industry.

Tenant Evaluation.  In making an investment, the advisor seeks tenants that it believes will have stable or improving credit profiles.

Leases with Increasing Rent.  CPA®:12’s leases provide for increases in rent over the term of the leases which are either fixed or generally tied to increases in certain indices such as the CPI, or mandated rental increases on specific dates. In the case of retail stores, the lease may provide for participation in gross sales above a stated level and by other methods.

Property Evaluation.  CPA®:12 invests in properties that are appraised by a third party appraiser prior to acquisition. The appraisals generally take into consideration, among other things, the terms and conditions of the particular lease transaction, the quality of the lessee’s credit and the conditions of the credit markets at the time the lease transaction is negotiated.

Environmental Evaluation.  The advisor conducts or requires the seller to conduct evaluations of the physical condition of properties and Phase I or similar environmental site assessments in order to identify potential environmental liabilities with a property prior to acquisition. If potential environmental liabilities are identified, CPA®:12 generally requires that identified environmental issues be resolved by the seller prior to property acquisition or require tenants contractually to assume responsibility for resolving identified environmental issues post-closing and indemnify CPA®:12 against any potential claims, losses, or expenses arising from such matters.

Properties Important to Tenant Operations.  The advisor invests in properties that are essential or important to the ongoing operations of the tenant which provides better protection in the event a tenant files for bankruptcy, since leases on properties essential or important to the operations of a bankrupt tenant are less likely to be terminated by a bankrupt tenant. The advisor also assesses the income, cash flow and profitability of the business conducted at the property so that, if the tenant is unable to operate its business, CPA®:12 can either continue operating the business conducted at the property or re-let the property to another entity in the industry which can operate the property profitably.

Profitable Locations.  The advisor seeks properties that it believes are profitable locations for the user of the property, thus increasing the likelihood that it could be sold or re-leased in the event that it becomes necessary to do so.

Lease Provisions that Enhance and Protect Value.  When available, the advisor includes provisions in CPA®:12’s leases that require its consent to specified tenant activity, requires the tenant to provide indemnification protections, or requires the tenant to satisfy specific operating tests which protect CPA®:12’s investment from changes in the operating and financial characteristics of a tenant that may affect its ability to satisfy its obligations to CPA®:12 or could reduce the value of CPA®:12’s properties.

Letter of Credit or Guaranty.  The advisor attempts to enhance the likelihood of a tenant’s lease obligation being satisfied through a guaranty of lease obligations from the tenant’s corporate parent or a letter of credit.

Investment Committee.  As a transaction is structured, it is evaluated by the chairman of the investment committee of CPA®:12’s advisor and the advisor’s chief investment officer with respect to the potential tenant’s creditworthiness, business prospects, position within its industry and other characteristics important to the long-term value of the property and the capability of the tenant to meet its lease obligations. Before a property is acquired by a CPA® REIT, the transaction is reviewed by the investment committee to ensure that it satisfies the investment criteria. The investment committee is not directly involved in originating or negotiating potential investments, but instead functions as a separate and final step in the acquisition process. The advisor places special emphasis on having experienced individuals serve on its investment committee and generally does not invest in a transaction on CPA®:12’s behalf unless it is approved by the investment committee. For transactions that meet the investment criteria, the investment committee has sole discretion as to which CPA® REIT or REITs will hold the investment. In cases where two or more CPA® REITs (or one or more CPA® REITs and W. P. Carey) will hold the investment, the independent directors of each CPA® REIT investing in the property must also approve the transaction.

The following people, each of whom is also a director of W. P. Carey or its subsidiaries, currently serve on the investment committee:

•	Nathaniel S. Coolidge, Chairman — Former senior vice president and head of the bond and corporate finance department of John Hancock Mutual Life Insurance. Mr. Coolidge’s responsibilities included overseeing its entire portfolio of fixed income investments.

•	Dr. Lawrence R. Klein — Currently serving as professor emeritus of economics and finance at the University of Pennsylvania and its Wharton School. Recipient of the 1980 Nobel Prize in economic sciences and former consultant to both the Federal Reserve Board and the President’s Council of Economic Advisors.

•	George E. Stoddard — Former officer-in-charge of the direct placement department of The Equitable Life Assurance Society of the United States and CPA®:14’s former chief investment officer.

•	Dr. Karsten von Köller — Currently chairman of Lone Star Germany GmbH and chairman and member of the board of managing directors of Allgemeine HypothekenBank Rheinboden AG.

•	Frank J. Hoenemeyer — Former chairman and chief investment officer, Prudential Insurance Company of America.

Competition

CPA®:12 faces competition for the acquisition of commercial properties in general, and such properties net leased to major corporations in particular, from many sources, including insurance companies, credit companies, pension funds, private individuals, financial institutions, finance companies, investment companies and other REITs. CPA®:12 also faces competition from institutions that provide or arrange for other types of commercial financing through private or public offerings of equity or debt or traditional bank financings. These institutions may accept greater risk or lower returns, allowing them to offer more attractive terms to prospective tenants. CPA®:12 believes the advisor’s experience in real estate, credit underwriting and transaction structuring should allow it to compete effectively for commercial properties.

Environmental Matters

CPA®:12 has invested in properties currently or historically used for commercial purposes, including industrial and manufacturing properties. Under various U.S. federal, state and local environmental laws and regulations, current and former owners and operators of property may have liability for the cost of investigating, cleaning-up or disposing of hazardous materials released at, on, under, in or from the property. These laws typically impose responsibility and liability without regard to whether the owner or operator knew of or was responsible for the presence of hazardous materials or contamination, and liability under these laws is often joint and several. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous materials.

While CPA®:12 typically performs assessments of potential environmental risks when evaluating a new acquisition of property, no assurance can be given that it has performed such assessments on all of its properties, or that the environmental assessments it does perform will disclose all potential environmental liabilities and it may purchase a property that contains hazardous materials in the building, or that is known to have or be near soil or groundwater contamination. In addition, new environmental conditions, liabilities or compliance concerns may arise or be discovered during CPA®:12’s ownership.

CPA®:12 frequently obtains contractual protection (indemnities, cash reserves, letters of credit or other instruments) from property sellers, tenants, a tenant’s parent company or another third party to address these known or potential issues.

As a result of all of the foregoing, CPA®:12 has incurred in the past costs and liabilities to investigate environmental matters and to address environmental conditions, liabilities and compliance concerns.

Transactions with Affiliates

Pursuant to the CPA®:12 advisory agreement, the advisor performs certain services for CPA®:12 including the identification, evaluation, negotiation, purchase and acquisition of property, the day-to-day management of CPA®:12 and the performance of certain administrative duties. The CPA®:12 advisory agreement provides that the advisor will receive an asset management fee. The fee is 1% of average invested assets as defined in the advisory agreement, 1/2 of which (the “performance fee”) is subordinated to the performance criterion, a cumulative non-compounded distribution return of 7%. In 2005, the advisor elected to receive asset management and performance fees in restricted common stock of the Company rather than cash. For 2006, the advisor has elected to receive asset management fees in cash, while the performance fees due will continue to be paid through the issuance of restricted common stock of CPA®:12.

The advisor is also reimbursed for the allocated cost of personnel needed to provide administrative services necessary to the operations of CPA®:12. CPA®:12 incurred base asset management fees of $931 and $948 for the three months ended June 30, 2006 and 2005 respectively, and $1,869 and $1,900 for the six months ended June 30, 2006 and 2005, respectively, with performance fees in like amounts, both of which are included in property expenses in property expenses in the accompanying consolidated financial statements. For the three months ended June 30, 2006 and 2005, CPA®:12 incurred personnel reimbursements of $349 and $296 for the three months ended June 30, 2006 and 2005, respectively, and $649 and $557 for the six months ended June 30, 2006 and 2005, respectively, which are included in general and administrative expenses in the accompanying consolidated financial statements.

Fees are payable to the advisor for services provided to CPA®:12 relating the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees is deferred and is payable in equal installments each January over no less than eight years following the first anniversary of the date a property was purchased. Such deferred fees are only payable if the performance criterion is met. The unpaid portion of the deferred fees bears interest at an annual rate of 7% from the date of purchase until paid. No such fees were incurred for the six months ended June 30, 2006 and 2005. An annual installment deferred fees of $1,249 was paid to the advisor in January 2006.

CPA®:12 is a participant in an agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and for sharing the associated costs. Pursuant to the terms of the agreement, CPA®:12’s share of rental, occupancy and leasehold improvement costs is based on the relative gross revenue of the affiliates. Expenses incurred for the three months ended June 30, 2006 and 2005 were $98 and $109 respectively and $181 and $158 during the six months ended June 30, 2006 and 2005, respectively. CPA®:12’s estimated current share of future annual minimum lease payments is $327 through 2016.

Joint Ventures and Wholly-Owned Subsidiaries

CPA®:12 owns interests in properties leased to corporations through non-controlling interests in (i) various partnerships and limited liability companies in which its ownership interests are 50% or less and the CPA®:12 exercises significant influence, and (ii) tenancies-in-common subject to common control. The ownership interests range from 15% to 50%. All of the underlying investments are owned with affiliates that have similar investment objectives as the CPA®:12. The lessees are Best Buy Co., Inc., Sicor, Inc., The Upper Deck Company, Advanced Micro Devices, Inc., Compucom Systems, Inc., Textron, Inc., McLane Company Foodservice, Inc., The Retail Distribution Group, Inc., Del Monte Corporation, Special Devices, Inc., ShopRite Supermarkets, Inc., True Value Company, Starmark Camhood LLC (“Starmark”), Médica-France, SA and affiliates of Carrefour France, SAS.

Summarized financial information of CPA®:12’s equity investees is as follows:

	As of	As of
	June 30,	December 31,
	2006	2005

Assets (primarily real estate)	$850,328	$874,012
Liabilities (primarily mortgage notes payable)	(595,073)	(595,788)

Partners’ and members’ equity	$255,255	$278,224

CPA®:12’s share of equity investees’ net assets	$85,534	$88,765

	Six months ended June 30,
	2006	2005

Revenues (primarily rental income and interest income from direct financing leases)	$49,634	$49,279
Expenses (primarily interest on mortgages and depreciation)	(28,171)	(29,032)
Impairment charges	(25,000)

Net (loss) income	$(3,537)	$20,247

CPA®:12’s share of net income from equity investments	$2,864	$6,130

Investment Limitations

In investing its funds, CPA®:12 is bound by numerous limitations provided in its bylaws which cannot be changed unless the bylaws are amended by stockholder approval. The methods of implementing CPA®:12’s investment policies also may vary as new investment techniques are developed. The methods of implementing the investment procedures, objectives and policies of CPA®:12, except as otherwise provided in the organizational documents, may be altered by a majority of the directors (including a majority of the independent directors) without the approval of the stockholders.

Available Information

All filings CPA®:12 makes with the SEC, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its Current Reports on Form 8-K, and any amendments to those reports, are available for free on its website as soon as reasonably practicable after they are filed with or furnished to the SEC. CPA®:12’s website address is www.cpa12.com. CPA®:12’s SEC filings are available to be read or copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. CPA®:12’s filings can also be obtained for free on the SEC’s internet site at www.sec.gov. The reference to CPA®:12’s website address does not constitute incorporation by reference of the information contained on its website in this joint proxy statement/prospectus or other filings with the SEC, and the information contained on its website is not part of this document.

Description of the Properties

CPA®:12’s principal offices are located at 50 Rockefeller Plaza, New York, NY 10020. The lease for CPA®:12’s primary corporate office space expires in 2016. CPA®:12 believes that this lease is suitable for its operations for the foreseeable future.

Refer to “CPA®:12’s Portfolio” in the section entitled “Information about CPA®:12 — Description of CPA®:12’s Business” for a discussion of the properties CPA®:12 holds and Schedule III — Real Estate and

Accumulated Depreciation of CPA®:12’s consolidated financial statements accompanying this joint proxy statement/prospectus for a detailed listing of such properties.

For the year ended December 31, 2005, CPA®:12’s tenant, ETEC Systems, Inc., a subsidiary of Applied Materials, Inc., represented 24% of CPA®:12’s total lease revenue, inclusive of minority interest. CPA®:12’s interest in this property was sold to a third party in October 2006.

Legal Proceedings

As of the date of this proxy statement/prospectus, CPA®:12 was not involved in any material litigation. Please see “Information about CPA®:14 — Legal Proceedings” for a discussion of the on-going SEC investigation of W. P. Carey and Carey Financial.

CPA®:12’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (in thousands except share and per share amounts)

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto as of June 30, 2006 and December 31, 2005 included in this joint proxy statement/prospectus.

CPA®:12’s Management’s Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2005 has been revised to reflect the classification of a property from held for use to held for sale during the three-month period ended March 31, 2006. There is no effect on CPA®:12’s previously reported net income, financial condition or cash flows.

Executive Overview

Business Overview

CPA®:12 is a REIT that invests in commercial properties leased to companies domestically and internationally. The primary source of CPA®:12’s revenue is earned from leasing real estate, primarily on a triple net lease basis. Revenue is subject to fluctuation because of lease expirations, lease terminations, the timing of new lease transactions, tenant defaults and sales of properties. As of June 30, 2006, CPA®:12’s portfolio consisted of 118 properties leased to 42 tenants and totaling more than 8.7 million square feet. CPA®:12 was formed in 1993 and is managed by W. P. Carey and its subsidiaries. As a REIT, CPA®:12 is not subject to U.S. federal income taxation as long as it satisfies certain requirements relating to the nature of its income, the level of its distributions and other factors.

Current Developments and Trends

Current developments during 2006 include:

Sales of Underperforming Properties — In February 2006, CPA®:12 completed the sale of its property in Piscataway, New Jersey to a third party for $3,606, net of selling costs and recognized a loss of $6. In connection with this sale, CPA®:12 recorded impairment charges totaling $2,095 during the year ended December 31, 2005, to reduce this property’s carrying value to its estimated fair value. Concurrent with the completion of this sale, CPA®:12 transferred the outstanding mortgage obligation to one of its other properties. In connection with this transaction, CPA®:12 received the release of escrow funds of approximately $3,100 from the lender in April 2006.

Disposition Activity — In May 2006, CPA®:12 completed the sale of its property in Sunnyvale, California to a third party for $10,060, net of selling costs and recognized a gain of approximately $1,545.

During January 2006, the buyer of a proposed sale transaction for property in Milford, Massachusetts exercised its right to terminate the contract and as a result, CPA®:12 is currently remarketing the property for sale. In March 2006, CPA®:12 recognized an impairment charge of $400 to reduce this property’s carrying value to its estimated fair value.

In October 2006, CPA®:12 and CPA®:14 completed the sale of a jointly owned investment in Hayward, California that is leased to ETEC Systems, Inc. to a third party for a total sales price of $98,000 and expects to recognize a gain of approximately $33,700. CPA®:12’s interest in the sales price and gain from this sale are approximately $69,450 and $26,405, respectively.

Tenant Activity — In June 2006, the advisor’s asset operating committee approved a plan to restructure a master lease agreement with Starmark Holdings LLC (“Starmark Holdings”) (formerly the parent of Starmark) covering 15 properties owned by a venture between CPA®:12 and certain of its affiliates and leased to Starmark Holdings under a master lease agreement. CPA®:12 owns a 15% interest in this venture and accounts for this investment under the equity method of accounting on its financial statements. CPA®:12’s interest in this investment had a carrying value of $6,480 as of June 30, 2006 and accounted for $(3,205) and $535 of (loss) income from equity investments for the six months ended June 30, 2006 and 2005, respectively. The loss for the current six-month period reflects the recognition of impairment charges totaling $25,000, of which CPA®:12’s pro rata share is $3,750, as described below. Under the terms of the restructuring, the master lease agreement will be terminated and ten properties will be re-leased among three new tenants unaffiliated with Starmark Holdings. In addition, four properties under the master lease agreement will be sold to one of the new tenants, the proceeds of which will be retained by the tenant as a lease inducement relating to six of the properties, and one property will be held for use by the venture.

Upon termination of the master lease agreement, the venture expects to retain security deposits and prepaid rent totaling approximately $7,600 in cash (of which CPA®:12’s pro rata share is approximately $1,100) and a lease termination payment, which is currently estimated to range between $6,500 and $10,500 (of which CPA®:12’s pro rata share is approximately $1,000 to $1,600). The amount and timing of the receipt of the lease termination payment is contingent upon the net proceeds Starmark Holdings expects to receive from the disposition of certain of its assets. The security deposit, prepaid rent and lease termination payment will be recognized as income upon termination of the master lease agreement, which is currently anticipated to occur during 2006.

In connection with this restructuring, the venture defeased/repaid the existing debt of approximately $101,100 (of which CPA®:12’s pro rata share is approximately $15,200) in July 2006 and expects to obtain new limited recourse financing of approximately $105,000 on the properties that will be re-leased (of which CPA®:12’s pro rata share is approximately $15,700). The venture incurred prepayment penalties and related debt defeasance costs totaling approximately $10,100 (of which CPA®:12’s pro rata share is approximately $1,500) during the quarter ended September 30, 2006.

As a result of approving the restructuring plan, the venture incurred charges totaling $25,000 during the quarter ending June 30, 2006 to write off intangible assets of $18,678 on properties leased to Starmark Holdings and an impairment charge of $6,322 to reduce the carrying value of the four properties to be sold to their estimated fair values. CPA®:12’s pro rata share of these charges totaled $3,750.

CPA®:12’s pro rata share of the effects of the venture’s transactions will be reflected as part of (loss) income from equity investments in its statements of income in the periods described.

Board of Directors Changes — The following changes have occurred:

•	On June 7, 2006, the term of office of Charles E. Parente as a director ended. Mr. Parente, who was nominated and subsequently elected to the board of directors of W. P. Carey, did not stand for re-election for CPA®:12’s board of directors. Mr. Parente also did not stand for re-election for the boards of CPA®:14 and CPA®:15, both of which are affiliates of CPA®:12.

•	On September 1, 2006, Gordon F. DuGan resigned from CPA®:12’s board of directors in order to maintain a majority of independent directors on the board of directors, as provided in CPA®:12’s bylaws.

Quarterly Distribution — In March 2006, CPA®:12’s board of directors approved the 2006 first quarter distribution of $.2067 per share payable in April 2006 to stockholders of record as of March 31, 2006. In June 2006, CPA®:12’s board of directors approved the 2006 second quarter distribution of $.2067 per share payable in July 2006 to stockholders of record as of June 30, 2006. In September 2006, CPA®:12’s board of directors approved the

2006 third quarter distribution of $.2067 per share payable in October 2006 to stockholders of record as of September 30, 2006.

Significant developments during 2005

Sales of Underperforming Properties — During the year ended December 31, 2005, CPA®:12 sold two underperforming properties and entered into a contract to sell a third underperforming property, which was completed in February 2006.

In March 2005, CPA®:12 sold its property in Newark, Delaware to a third party for $2,835, net of selling costs. In connection with this sale, CPA®:12 recognized a loss of $8 excluding impairment charges of $5,431 previously recorded against this property.

In December 2005, CPA®:12 sold the former Scott property in San Leandro, California to a third party for $13,514, net of selling costs and used a portion of the proceeds to repay an outstanding mortgage obligation of $7,077. CPA®:12 recorded an impairment charge of $800 in the third quarter of 2005 to reduce this property’s carrying value to its estimated fair value. In connection with this sale, CPA®:12 recognized a loss of $80 on the sale, excluding the impairment charge and a gain of $316 on the sale of excess land at this property previously recognized during 2005. CPA®:12 also incurred a charge on the early extinguishment of debt of $335 in connection with this transaction.

In March 2005, CPA®:12 entered into a contract to sell its property in Piscataway, New Jersey to a third party for $3,115. In connection with the proposed sale, CPA®:12 recorded an impairment charge of $2,845 during the first quarter of 2005, to reduce this property’s carrying value to its estimated fair value. Subsequently, the buyer exercised its right to terminate the contract and in November 2005, CPA®:12 entered into a contract with a different third party to sell the property for $3,652, net of selling costs. In connection with entering into this contract CPA®:12 recognized a gain of approximately $750 in the fourth quarter of 2005 related to the subsequent increase in this property’s fair value less costs to sell. This transaction closed in February 2006.

CPA®:12 incurred property related expenses, which are included in discontinued operations, totaling approximately $1,200 in 2005 related to these underperforming properties.

Lease Termination — In December 2005, CPA®:12 entered into an agreement to terminate its lease with the tenant of two properties in Sunnyvale, California. In connection with this transaction, CPA®:12 received a lease termination fee of $7,500 plus one full quarter’s rent of $294 on the unoccupied building. Annual rent from both buildings was approximately $2,100 and the lease was originally due to expire in November 2011. One building currently has a tenant for the entire building, with an annual rent of $961 through November 2011. Proceeds from this transaction were used to pay the remaining mortgage obligation on this property of approximately $7,795 inclusive of prepayment fees and interest.

SEC Investigation — W. P. Carey and Carey Financial are currently subject to an investigation by the SEC into payments made to third party broker dealers in connection with the distribution of REITs managed by W. P. Carey and other matters. Although no regulatory action has been initiated against W. P. Carey or Carey Financial in connection with the matters being investigated, CPA®:12 expects that the SEC may pursue an action in the future. The potential timing of any such action and the nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could materially affect W. P. Carey and the REITs managed by W. P. Carey, including CPA®:12.

Senior Management — The following changes in CPA®:12’s advisor’s senior management occurred during 2005:

•	In March 2005, Gordon F. DuGan, was elected chief executive officer. Mr. DuGan was previously co-chief executive officer with Wm. Polk Carey, who remains chairman of the board.

•	In March 2005, Thomas E. Zacharias was appointed chief operating officer. Mr. Zacharias also continues to serve as managing director and head of the asset management department.

•	In May 2005, the board of directors accepted the resignation of John J. Park as chief financial officer and elected Claude Fernandez, who had been the chief accounting officer, as acting chief financial officer. Mr. Park is currently managing director — strategic planning.

•	In November 2005, Mark J. DeCesaris, managing director, was appointed acting chief financial officer and chief administrative officer. Mr. DeCesaris has been a consultant in the finance department since May 2005. Mr. Fernandez has resumed his responsibilities as chief accounting officer.

Sarbanes Oxley — CPA®:12 will not be performing compliance testing in accordance with the Sarbanes-Oxley Act for 2005 as, pursuant to recently clarified SEC interpretations, it is no longer considered an accelerated filer. As a non-accelerated filer CPA®:12 is not required to perform compliance testing until 2007.

Current trends include:

CPA®:12 believes that the low long-term treasury rate by historical standards has created greater investor demand for yield-based investments, such as triple net leased real estate, thus creating increased capital flows and a more competitive investment environment.

Increases in long term interest rates would likely cause the value of CPA®:12’s real estate assets to decrease. Increases in interest rates may also have an impact on the credit quality of certain tenants. Rising interest rates would likely cause an increase in inflation and a corresponding increase in the Consumer Price Index (“CPI”). To the extent that the CPI increases, additional rental income streams may be generated for leases with CPI adjustment triggers. In addition, CPA®:12 constantly evaluates its debt exposure and to the extent that opportunities exist to refinance and lock in lower interest rates over a longer term, CPA®:12 may be able to reduce its exposure to short term interest rate fluctuation.

During 2005, CPA®:12 continued to address challenges at underperforming properties and was successful in completing the sales of two underperforming properties in Newark, Delaware and San Leandro, California. CPA®:12 also entered into an agreement to sell an additional underperforming property in Piscataway, New Jersey which closed in February 2006. The completion of these transactions will result in a reduction of carrying costs on these properties and will provide cash resources that may be used to finance new cash-generating investments and/or make scheduled mortgage payments.

For the six months ended June 30, 2006 and the year ended December 31, 2005, cash flow generated from operations was sufficient to fund distributions paid to stockholders and minority partners and scheduled mortgage principal payments.

How CPA®:12 Earns Revenue

The primary source of CPA®:12’s revenue is from leasing real estate. CPA®:12 invests in and own commercial properties that are then leased to companies domestically and internationally, primarily on a triple net lease basis. Revenue is subject to fluctuation because of lease expirations, lease terminations, the timing of new lease transactions and sales of property.

How Management Evaluates Results of Operations

Management evaluates CPA®:12’s results of operations with a primary focus on the ability to generate cash flow necessary to meet its objectives of funding distributions to stockholders and overall property appreciation. As a result, management’s assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

Management considers cash flows from operations, cash flows from investing activities and cash flows from financing activities (as described on pages 141 and 142) to be important measures in the evaluation of CPA®:12’s results of operations, liquidity and capital resources. Cash flows from operations are sourced primarily from long-term lease contracts. Such leases are generally triple net and mitigate, to an extent, CPA®:12’s exposure to certain property operating expenses. Management’s evaluation of the amount and expected fluctuation of cash flows from operations is essential in assessing CPA®:12’s ability to fund operating expenses, service its debt and fund distributions to stockholders.

Management considers cash flows from operating activities plus cash distributions from equity investments in excess of equity income, as a supplemental measure of liquidity in evaluating CPA®:12’s ability to sustain distributions to stockholders. Management considers this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income is the result of non-cash charges, such as depreciation and amortization because it allows management to evaluate such cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, cash distributions from equity investments that are sourced from sales of the equity investee’s assets or refinancing of debt are excluded because they are deemed to be returns of investment.

Management focuses on measures of cash flows from investing activities and cash flows from financing activities in its evaluation of CPA®:12’s capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Cash flows from financing activities primarily consist of the payment of distributions to stockholders, obtaining limited recourse mortgage financing generally in connection with the acquisition or refinancing of properties, and the payment of mortgage principal amortization. CPA®:12’s financing strategy has been to purchase substantially all of its properties with a combination of equity and limited recourse mortgage debt. A lender on a limited recourse mortgage loan has recourse only to the property collateralizing such debt and not to any of CPA®:12’s other assets. This strategy has allowed CPA®:12 to diversify its portfolio of properties and, thereby, limit its risk. In the event that a balloon payment comes due, CPA®:12 may seek to refinance the loan, restructure the debt with existing lenders, evaluate its ability to pay the balloon payment from its cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

CPA®:12’s operations consist of the investment in and the leasing of commercial real estate. Management’s evaluation of the sources of lease revenues for the six months ended June 30, 2006 and 2005 is as follows:

	Six Months Ended
	June 30,
	2006	2005

Rental income	$19,461	$19,293
Interest income from direct financing leases	896	865

	$20,357	$20,158

CPA®:12 earned net lease revenues (i.e., rental income and interest income from direct financing leases) from its direct ownership of real estate from the following lease obligations:

	Six Months Ended
	June 30,
	2006	2005

Applied Materials, Inc.(a)	$4,960	$4,965
Dick’s Sporting Goods, Inc.	1,367	1,367
Perry Graphic Communications, Inc. and Judd’s Incorporated	1,096	1,096
Westell Technologies, Inc.	992	992
Telos Corporation	896	865
Career Education Corporation	847	847
PPD Development, Inc.	807	807
24 Hour Fitness USA, Inc.	804	791
Silgan Containers Corporation	777	777
The Bon-Ton Stores, Inc.	741	722
Learning Care Group, Inc.	687	640
Jen-Coat, Inc.	645	645
Pacific Logistics, L.P.	553	533
Orbseal LLC	541	541
Remec, Inc. (formerly Spectrian Corporation)	519	484
Celadon Group, Inc.	488	474
Sunland Distribution, Inc.	481	479
Nutramax Products, Inc.	476	457
Randall International, Inc.	468	468
Garden Ridge Corporation	441	478
Rave Reviews Cinemas, LLC	426	426
Other	1,345	1,304

	$20,357	$20,158

(a)	Includes lease revenues applicable to minority interests. Minority interests included in the consolidated amounts above total $1,637 and $1,639 for the six months ended June 30, 2006 and 2005, respectively. CPA®:12 sold its interest in this property in October 2006.

CPA®:12 recognizes income from equity investments of which lease revenues are a significant component. CPA®:12’s ownership interests range from 15% to 50%. CPA®:12’s share of net lease revenues in the following lease obligations were as follows:

	Six Months Ended
	June 30,
	2006	2005

Carrefour France, SAS(a)	$2,162	$2,237
Advanced Micro Devices, Inc.	1,742	1,742
Starmark Holdings, LLC(b)	1,324	1,361
True Value Company	1,082	1,085
Special Devices, Inc.	1,076	1,019
Médica-France, SA(a)	924	925
Best Buy Co., Inc.	920	853
Sicor, Inc.	836	836
The Upper Deck Company	762	726
Compucom Systems, Inc.	758	731
Del Monte Corporation	739	735
McLane Company Foodservice, Inc.	732	719
Textron, Inc.	676	657
ShopRite Supermarkets, Inc.	554	552
The Retail Distribution Group, Inc.	162	168

	$14,449	$14,346

(a)	Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(b)	In June 2006, the advisor approved a restructuring plan agreement with Starmark — see Current Developments and Trends section above.

CPA®:12’s operations consist of the investment in and the leasing of commercial real estate. Management’s evaluation of the sources of lease revenues for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003

Rental income	$38,638	$36,877	$35,668
Interest income from direct financing leases	1,761	2,432	2,586

	$40,399	$39,309	$38,254

For the years ended December 31, 2005, 2004 and 2003, CPA®:12 earned net lease revenues (i.e., rental income and interest income from direct financing leases) from its direct ownership of real estate from the following lease obligations:

	2005	%	2004	%	2003	%

Applied Materials, Inc.(a)(d)	$9,927	25%	$9,842	25%	$9,382	24%
Dick’s Sporting Goods, Inc.	2,733	7	2,733	7	2,733	7
Perry Graphic Communications, Inc. and Judd’s Incorporated	2,192	5	2,192	6	2,192	6
Westell Technologies, Inc.	1,984	5	1,984	5	1,984	5
Telos Corporation	1,761	4	1,666	4	1,666	4
Career Education Corporation	1,693	4	1,693	4	1,737	5
PPD Development, Inc.	1,615	4	1,543	4	1,504	4
24-Hour Fitness USA, Inc.	1,595	4	1,575	4	1,557	4
Silgan Containers Corporation	1,554	4	1,488	4	1,421	4
The Bon-Ton Stores, Inc.	1,444	4	1,444	4	1,412	4
Jen-Coat, Inc.	1,291	3	1,225	3	1,210	3
Learning Care Group, Inc.	1,280	3	1,280	3	1,273	3
Orbseal LLC	1,082	3	1,013	3	1,012	3
Pacific Logistics, L.P.	1,065	3	1,039	3	1,019	3
Remec, Inc. (formerly Spectrian Corporation)(b)	1,007	3	968	2	968	3
Sunland Distribution, Inc.(c)	959	2	250	1	—	—
Celadon Group, Inc.	955	2	927	2	906	2
Randall International, Inc.	936	2	936	2	892	2
Nutramax Products, Inc.	923	2	891	2	869	2
Garden Ridge Corporation	919	2	996	3	996	3
Rave Reviews Cinemas, LLC	853	2	812	2	812	2
The Vermont Teddy Bear Co., Inc.	711	2	704	2	676	2
Other	1,920	5	2,108	5	2,033	5

	$40,399	100%	$39,309	100%	$38,254	100%

(a)	Includes lease revenues applicable to minority interests. Minority interests included in the consolidated amounts above total $3,277, $3,248 and $3,097 for the years ended December 31, 2005, 2004 and 2003, respectively.

(b)	In December 2005, CPA®:12 entered into an agreement to terminate this lease (see Significant developments during 2005).

(c)	CPA®:12 acquired this investment in September 2004.

(d)	CPA®:12 sold its interest in this property in October 2006.

CPA®:12 recognizes income from equity investments of which lease revenues are a significant component. CPA®:12’s ownership interests range from 15% to 50%. For the years ended December 31, 2005, 2004 and 2003, CPA®:12’s share of net lease revenues in the following lease obligations was as follows:

	2005	%	2004	%	2003	%

Carrefour France, SA(a)(b)	$4,214	15%	$4,119	15%	$3,180	12%
Advanced Micro Devices, Inc.	3,484	12	3,259	12	3,259	12
Starmark Holdings, LLC(b)	2,730	10	2,741	10	2,456	9
True Value Company	2,171	8	2,171	8	2,171	8
Special Devices, Inc.	2,088	7	2,039	7	1,995	8
Médica-France, SA(a)(b)	1,831	6	1,757	6	1,549	6
Sicor, Inc.	1,671	6	1,556	6	1,473	6
Best Buy Co., Inc.	1,625	6	1,720	6	1,736	7
Compucom Systems, Inc.	1,489	5	1,408	5	1,408	5
Del Monte Corporation	1,471	5	1,478	5	1,478	6
The Upper Deck Company	1,452	5	1,452	5	1,452	6
McLane Company Food Service, Inc.	1,440	5	1,424	5	1,409	5
Textron, Inc.	1,333	5	1,240	5	1,240	5
ShopRite Supermarkets Inc.	1,106	4	1,100	4	1,093	4
The Retail Distribution Group, Inc.(c)	329	1	317	1	—	—
The Fleming Companies(c)	—	—	—	—	252	1

	$28,434	100%	$27,781	100%	$26,151	100%

(a)	Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(b)	The interest in this property was acquired in 2003.

(c)	The lease with The Fleming Companies for CPA®:12’s property in Michigan was terminated in 2003 pursuant to Fleming’s bankruptcy proceeding. A new lease for the Michigan property was entered into with The Retail Distribution Group, Inc., effective January 1, 2004.

Results of Operations

Lease Revenues

CPA®:12’s leases generally have rent increases based on formulas indexed to increases in the CPI or other indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future.

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, lease revenues (rental income and interest income from direct financing leases) increased by $199, primarily due to scheduled rent increases at several properties.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, lease revenues increased by $1,090 primarily due to an increase of $777 as a result of investments completed in 2004 and $689 from scheduled rent increases at several properties. These increases were partially offset by a reduction of $262 due to lower rent at CPA®:12’s Chattanooga, Tennessee property as a result of a new lease entered into in October 2004 with a tenant that replaced a former tenant who had filed for bankruptcy protection and the impact of a lease amendment at another property. CPA®:12’s net leases generally have rent increases based on formulas indexed to increases in the CPI or other indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, lease revenues increased by $1,055. Increases in lease revenue for 2004 were primarily due to scheduled rent increases at several properties that contributed an additional $552 in revenue and real estate investments that contributed an additional $316.

Other Operating Income

Other operating income generally consists of lease termination payments and other non-rent related revenues including, but not limited to, settlements of claims against former lessees. CPA®:12 receives settlements in the ordinary course of business; however, the timing and amount of such settlements cannot always be estimated.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, other operating income increased $3,449 primarily due to the receipt in 2005 of $3,375 in connection with the termination of the lease on one of CPA®:12’s Sunnyvale, California properties.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, other operating income decreased $69 primarily due to the timing of receipt of reimbursable tenant costs. Actual recoveries of reimbursable tenant costs are recorded as both revenue and expense and therefore have no impact on net income.

Property Expenses

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, property expenses increased by $571 primarily due to an increase of $315 in carrying costs associated with underperforming properties and an increase of $226 in asset management and performance fees.

The increase in carrying costs for 2005 relates primarily to real estate taxes and includes $83 for professional service fees related to the lease termination at CPA®:12’s Sunnyvale, California property. The increase in the asset management and performance fees paid to the advisor resulted from an increase in CPA®:12’s asset value as determined by the annual third party valuation of its portfolio as of December 31, 2004.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, property expenses decreased by $164 primarily due to lower provisions for uncollected rents. The decrease was partially offset by an increase in asset management and performance fees of $604, which was the result of an increase in CPA®:12’s asset value as determined by the annual third party valuation of its portfolio as of December 31, 2003.

General and Administrative

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, general and administrative expenses increased by $669, primarily due to legal and other merger related expenses incurred during the second quarter of 2006 in connection with the proposed merger with CPA®:14 totaling $545.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, general and administrative expenses increased $132 primarily due to an increase in CPA®:12’s share of rental expenses under an office-sharing agreement and an increase in investor related costs, including printing and proxy solicitation costs. These increases were partially offset by a reduction in accounting fees as, pursuant to recently clarified SEC interpretations, CPA®:12 is no longer considered an accelerated filer and therefore is not required to perform compliance testing under the Sarbanes-Oxley Act until 2007.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, general and administrative expenses decreased $1,111 primarily due to a $878 reduction in payments to broker dealers, $298 of which reflected the termination of payment of an annual monitoring fee pursuant to the terms of that fee, and $580 of which reflected the discontinuance of payments to a broker dealer of account maintenance fees. These account maintenance fees are among the payments that are a subject of the SEC investigation described in this joint proxy statement/prospectus. General and administrative expenses also benefited from a $311 decline in expenses of the advisor allocated to CPA®:12 due to a decline in time dedicated to it by the advisor’s employees. The foregoing effects were offset in part by increased auditing fees and state taxes.

Impairment Charge

2006 — Other than the impairment charge recognized within an equity investment as described in Income from Equity Investments below, CPA®:12 did not incur any impairment charges on assets held for use during the six months ended June 30, 2006. Impairment charges for the six months ended June 30, 2005 were comprised of a charge of $575 to reflect an other-than-temporary decline in the market value of one of CPA®:12’s publicly traded investments.

2005 — Impairment charges for the year ended December 31, 2005 are comprised of a charge of $575 in CPA®:12’s first quarter to reflect an other-than-temporary decline in the market value of one of its publicly traded investments.

2004 and 2003 — No impairment charges were incurred during 2004 and 2003.

Income from Equity Investments

Income from equity investments represents CPA®:12’s proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which CPA®:12 has been deemed to have a non-controlling interest but exercises significant influence.

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, income from equity investments decreased $3,266, primarily due to CPA®:12’s recognition of its pro rata share of the impairment charges totaling $3,750 recorded against the Starmark properties. This decrease was partially offset by rent increases at several properties and a reduction in interest expense as a result of making scheduled principal mortgage payments.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, income from equity investments increased $488, primarily due to rent increases at several properties, which was partially offset by a strengthening of the U.S. Dollar against the Euro during 2005.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, income from equity investments increased $2,305 primarily due to the full year impact of acquiring interests in properties leased to Starmark in February 2003 and Médica and Carrefour in March 2003, which in total accounted for $1,957 of the increase. The remaining interests in these properties are held by CPA®:12’s affiliates. The increase is also partially due to entering into a new lease with a tenant in January 2004 at CPA®:12’s property in Grand Rapids, Michigan.

Gain (Loss) on Foreign Currency Transactions and Warrants, Net

2006 VS. 2005 — For the six months ended June 30, 2006, CPA®:12 recognized a gain on foreign currency transactions and warrants, net, of $705 as compared with a loss of $1,293 for the comparable period in 2005. During the current period, CPA®:12 recognized a net gain of $565 on foreign currency transactions, as compared with a loss of $1,359 in the comparable prior period, primarily due to the relative weakening of the U.S. dollar as compared with its strengthening during the comparable period in 2005. CPA®:12 also benefited from the recognition of an unrealized net gain on warrants of $140 as a result of the increase in valuation of certain common stock warrants.

2005 VS. 2004 — For the year ended December 31, 2005, CPA®:12 incurred a net loss of $1,512 on foreign currency transactions as compared to a net gain of $887 in 2004. The amount of unrealized loss or gain is primarily determined by the movement of the Euro against the U.S. Dollar. During 2005, the value of the U.S. Dollar strengthened against the Euro resulting in the unrealized loss. During 2004, the value of the U.S. Dollar weakened against the Euro resulting in an unrealized gain. The unrealized gain/loss on foreign currency transactions is a non-cash charge which results when CPA®:12 has notes receivable from subsidiaries or affiliates which are denominated in currencies other than the U.S. Dollar and which provide for scheduled repayments of principal.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, the net gain on foreign currency transactions was $887 and $898, respectively. The net gains recognized in both 2004 and 2003 were primarily attributable to the weakening of the U.S. Dollar against the Euro.

Gain on Sale of Interest in Equity Investment

In November 2003, CPA®:12 sold part of its interest in properties in France to an affiliate. In connection with this sale, CPA®:12 recognized a gain of $1,433. The affiliate’s purchase price was based on an third party appraisal of the properties.

Interest Expense

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, interest expense decreased $606, primarily due to the repayment of several mortgages during 2005 and 2006 and making scheduled mortgage principal payments.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, interest expense decreased $551 primarily due to a $19,794 reduction in principal mortgage balances including a reduction of $11,607 related to the early repayment of three mortgage loans, primarily in the second half of 2005. CPA®:12 incurred a charge of $152 in the fourth quarter of 2005 in connection with the early repayment of mortgage loans.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, interest expense decreased $472 primarily due to a $4,773 reduction in principal mortgage balances including a reduction of $2,673 related to the early repayment of a mortgage loan.

Loss from Discontinued Operations

2006 VS. 2005 — For the six months ended June 30, 2006, CPA®:12 recognized income from discontinued operations of $983 primarily due to the recognition of the $1,598 gain on the sale of the Sunnyvale, California property, which was partially offset by a $400 impairment charge on a property incurred during the first quarter of 2006. For the six months ended June 30, 2005, CPA®:12 incurred a loss from discontinued operations of $2,444 primarily due to an impairment charge of $2,845, which was partially offset by the recognition of net gains on the sale of two properties totaling $308.

2005 — For the year ended December 31, 2005, CPA®:12 incurred a loss from discontinued operations of $55 primarily due to impairment charges totaling $3,295 partially offset by income from operations of discontinued operations of $3,012.

2004 — For the year ended December 31, 2004, CPA®:12 earned income from discontinued operations of $379 primarily due to gains on the sales of two properties totaling $1,754 which were partially offset by losses from operations of discontinued operations of $1,225.

2003 — For the year ended December 31, 2003, CPA®:12 earned income from discontinued operations of $3,360 primarily due to income of $4,360 from the operations of discontinued operations which was partially offset by impairment charges totaling $1,000.

The effect of suspending depreciation expense as a result of the classification of certain properties as held for sale was $229, $81 and $21 for the years ended December 31, 2005, 2004 and 2003, respectively.

Net Income

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, net income increased by $2,884 primarily as a result of decreases in impairment charges and interest expense of $3,020 and $606, respectively, and an increase of $1,998 in gain (loss) on foreign currency transactions and warrants, net. These increases were partially offset by a decrease in income from equity investments as a result of the recognition of an impairment charge totaling $3,750 related to the Starmark Holdings restructuring. These variances are described above.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, net income increased $612 primarily due to increases in lease revenue and income from equity investments totaling $1,578 as well as the receipt of $7,500 in lease termination fees during 2005, of which $4,125 is included in income (loss) from operations of discontinued properties. These increases were partially offset by impairment charges totaling $3,870, principally related to discontinued operations, an increase of $2,399 in net losses on foreign currency translations as a result of the strengthening of the U.S. Dollar against the Euro in 2005, and a gain of $1,754 recognized in 2004 on the sale of real estate. These variances are described above.

Included in net income for the year ended December 31, 2005 is $165 of previously unrecorded interest income from prior periods on escrow accounts held by secured lenders on other properties, which were identified in connection with CPA®:12’s analysis of its escrow accounts.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, net income increased $570 primarily due to investment activity and rent increases at existing properties which resulted in additional equity income of $2,305 and lease revenue of $1,055. Additionally, general and administrative expenses and interest expense decreased by $1,111 and $472, respectively. The variance in net income was also affected by a reduction in income from discontinued properties of $2,981 in 2004 as compared to 2003 and income of $1,433 recognized in 2003 from the sale of an interest in an equity investment. These variances are described above.

Financial Condition

Uses of Cash During the Period

There has been no material change in CPA®:12’s financial condition since December 31, 2005. Cash and cash equivalents totaled $27,208 as of June 30, 2006, an increase of $13,514 from the December 31, 2005 balance. CPA®:12 believes that it has sufficient cash balances to meet its existing working capital needs and expects to continue to generate sufficient cash from operations to maintain the current distribution rate. CPA®:12’s use of cash during the period is described below.

Operating Activities — One of CPA®:12’s objectives is to use the cash flow from net leases to meet operating expenses, service debt and fund distributions to stockholders. During the six months ended June 30, 2006, cash flow from operations of $21,455 was sufficient to pay distributions to stockholders of $12,823, meet scheduled mortgage principal installments of $2,658 and distribute $809 to the minority interest partner. In April 2006, CPA®:12 received escrow funds of $3,100 released by the lender following the completion of the sale of CPA®:12’s Piscataway, New Jersey property. There is no assurance that cash flow from operating activities will be sufficient to meet CPA®:12’s operating and distribution objectives for an extended period and, therefore, management will continue to assess whether the current distribution rate can be maintained. During 2006, the advisor elected to receive base asset management fees in cash while performance fees will continue to be paid through the issuance of restricted common stock. As a result of this election, CPA®:12 paid fees of $1,869 during the first six months of 2006 in cash rather than through the issuance of common stock, as was the case in 2005. CPA®:12 expects that this election will have a negative impact on cash flows for the remainder of 2006, as the advisor makes an annual election regarding how it collects fees.

During 2005, cash flow from operations of $44,285 was sufficient to pay distributions to stockholders of $25,431, meet scheduled mortgage principal installments of $6,327 and distribute $1,767 to minority interest partners. Proceeds of $7,500 from terminating a lease at CPA®:12’s Sunnyvale, California property in 2005 were used to pay the remaining mortgage obligation on that property. During 2005, the advisor elected to receive all fees in restricted common stock. As a result of this election, CPA®:12 paid fees of $7,270 through the issuance of stock rather than in cash.

Investing Activities — CPA®:12’s investing activities are generally comprised of real estate transactions (purchases and sales), payment of its annual installment of deferred acquisition fees and capitalized property related costs. Proceeds from the sales of CPA®:12’s properties in Piscataway, New Jersey and Sunnyvale, California in March 2006 and May 2006, respectively, totaled $13,665. The annual installment of deferred acquisition fees, which was paid in January 2006, was $1,249.

Proceeds from the sales of properties in 2005 were $16,349 consisting of $2,835 from the sale of CPA®:12’s property in Newark, Delaware and $13,514 from the sale of its property in San Leandro, California. The annual installment of deferred acquisition fees, which was paid in January 2005 was $1,420. The next installment of deferred acquisition fees was paid to the advisor in January 2006 and amounted to $1,528, including interest.

Financing Activities — In addition to making scheduled mortgage principal payments, paying distributions to stockholders and the minority partner, CPA®:12 repaid a mortgage obligation of $5,238 during the six months ended June 30, 2006. CPA®:12 also used $1,173 to purchase treasury shares through a redemption plan which allows stockholders to sell shares back to CPA®:12, subject to certain limitations, and obtained $1,273 as a result of issuing shares through our Dividend Reinvestment and Share Purchase Plan.

During 2005, CPA®:12 prepaid mortgage obligations totaling $18,684. CPA®:12 also used $4,628 to purchase treasury shares through a redemption plan which allows stockholders to sell shares back to CPA®:12, subject to certain limitations and obtained $2,504 as a result of issuing shares through its distribution reinvestment and share purchase plan.

Cash Resources

As of June 30, 2006, CPA®:12 had $27,208 in cash and cash equivalents that can be used for working capital needs and other commitments. In addition, debt may be incurred on unleveraged properties with a carrying value of $46,686 as of June 30, 2006.

CPA®:12 expects cash flows from operating activities to be affected by several factors in 2006 including:

•	The advisor’s election in 2006 to receive base asset management fees in cash, which CPA®:12 anticipates will result in fees of approximately $3,700 being paid in cash rather than restricted common stock.

•	The elimination of annual carrying costs on three underperforming properties that were sold in 2005 and 2006. CPA®:12 expects annual carrying cost savings of approximately $1,300 as a result of these transactions. In addition, in connection with a sale of property in February 2006, CPA®:12 received the release of escrow funds of $3,100 from the lender in April 2006.

•	A reduction in interest expense from the prepayment of outstanding mortgage obligations in 2005 and 2006. CPA®:12 anticipates annual savings of approximately $1,387 as a result of these prepayments.

•	Scheduled rent increases on several properties during 2006 should result in additional cash from operations.

•	The merger and related sales of assets, if approved and completed during 2006.

Cash Requirements

During the next twelve months, cash requirements will include scheduled mortgage principal payment installments, paying distributions to stockholders and minority partners as well as other normal recurring operating expenses. CPA®:12’s next scheduled mortgage balloon payment is in November 2007 for $4,501. In addition, if the proposed merger is approved by the stockholders of CPA®:12 and CPA®:14, CPA®:12 would receive approximately $125,500 from the sales of certain of its properties or interests in properties to the advisor and third parties. These proceeds along with existing cash resources would be used to distribute approximately $98,500 (based on the number of shares outstanding at June 30, 2006) in connection with the special cash distribution and would also distribute $49,797 to the advisor for disposition and termination fees in connection with CPA®:12’s liquidation.

In the event the merger is not completed, CPA®:12’s ability to sustain our distribution on a long-term basis will be affected by several factors including CPA®:12’s ability to address the potential adverse impact of properties which may underperform in the future and the annual decision of the advisor whether to receive payment for fees in restricted common stock or cash in the future. As discussed above, the advisor elected to receive the base management fee in cash in 2006, which CPA®:12 expects will have an adverse impact on cash flow from operating activities.

Summary of Financing

The table below summarizes CPA®:12’s mortgage notes payable as of June 30, 2006 and 2005, respectively.

	June 30,
	2006	2005

Balance:
Fixed rate	$142,185	$169,428
Variable rate	—	—

Total	$142,185	$169,428

Weighted average interest rate at end of period:
Fixed rate	7.39%	7.46%

Aggregate Contractual Agreements

The table below summarizes CPA®:12’s contractual obligations as of June 30, 2006 and the effect that such obligations are expected to have on its liquidity and cash flow in future periods.

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Mortgage notes payable — Principal	$142,185	$5,540	$32,484	$55,298	$48,863
Mortgage notes payable — Interest	44,223	10,490	18,337	12,108	3,288
Deferred acquisition fees due to affiliates — Principal	2,734	855	1,069	676	134
Deferred acquisition fees due to affiliates — Interest	510	191	221	86	12
Subordinated disposition fees(1)	2,349	2,349	—	—	—
Operating leases(2)	3,320	193	639	652	1,836

	$195,321	$19,618	$52,750	$68,820	$54,133

(1)	Payable to the advisor, subject to meeting contingencies, in connection with a liquidity event. The board of directors passed a resolution in June 2006, unanimously approving a merger with and into CPA®:14.

(2)	Operating lease obligations consist primarily of CPA®:12’s share of minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Such amounts are allocated among the entities based on gross revenues and are adjusted quarterly.

In connection with the purchase of properties, CPA®:12 requires the sellers to perform environmental reviews. CPA®:12 believes, based on the results of such reviews, that its properties were in substantial compliance with federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with either leakage from underground storage tanks, surface spills from facility activities or historical on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, CPA®:12’s leases generally require tenants to indemnify it from all liabilities and losses related to the leased properties with provisions of such indemnification specifically addressing environmental matters. The leases generally include provisions, which allow for periodic environmental assessments, paid for by the tenant, and allow CPA®:12 to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of the leases allow CPA®:12 to require financial assurances from tenants such as performance bonds or letters of credit if the costs of remediating environmental conditions are, in CPA®:12’s estimation, in excess of specified amounts. Accordingly, CPA®:12 believes that the ultimate resolution of any environmental matter should not have a material adverse effect on its financial condition, liquidity or results of operations.

Critical Accounting Estimates

CPA®:12’s significant accounting policies are described in Note 2 to the consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Many of these accounting policies require certain judgment and the use of certain estimates and assumptions when applying these policies in the preparation of CPA®:12’s consolidated financial statements. On a quarterly basis, CPA®:12 evaluates these estimates and judgments based on historical experience as well as other factors that it believes to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

Classification of Real Estate Assets

CPA®:12 classifies its directly owned leased assets for financial reporting purposes as either real estate leased under the operating method or net investment in direct financing leases at the inception of a lease or when significant lease terms are amended. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. In determining the classification of a lease, CPA®:12 uses estimates of remaining economic life provided by third party appraisals of the leased assets. The calculation of the present value of future minimum rents includes determining a lease’s implicit interest rate, which requires an estimate of the residual value of leased assets as of the end of the non-cancelable lease term. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of CPA®:12’s leases are not necessarily different for operating and direct financing leases; however the classification is based on accounting pronouncements which are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. Management believes that it retains certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated and, therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

Identification of Tangible and Intangible Assets in Connection with Real Estate Acquisitions

In connection with the acquisition of properties, purchase costs are allocated to tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of tangible assets, consisting of land, buildings and tenant improvements, is determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values. Below-market value of leases are also recorded at their relative fair values and are included in other liabilities in the accompanying financial statements.

The value attributed to tangible assets is determined in part using a discount cash flow model which is intended to approximate what a third party would pay to purchase the property as vacant and rent at current “market” rates. In applying the model, CPA®:12 assumes that the disinterested party would sell the property at the end of a market lease term. Assumptions used in the model are property-specific as it is available; however, when certain necessary information is not available, CPA®:12 will use available regional and property-type information. Assumptions and estimates include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of such rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

Above-market and below-market lease intangibles are based on the difference between the market rent and the contractual rents and are discounted to a present value using an interest rate reflecting CPA®:12’s current assessment of the risk associated with the lease acquired. CPA®:12 acquires properties subject to net leases and consider the credit of the lessee in negotiating the initial rent.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on CPA®:12’s evaluation of the specific characteristics of each tenant’s lease and its overall relationship with each tenant. Characteristics CPA®:12 considers in allocating these values include the expectation of lease renewals, nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant and the tenant’s credit quality, among other factors. Intangibles for above-market and below-market leases, in-place lease intangibles and tenant relationships are amortized over their estimated useful lives. In the event that a lease is terminated, the unamortized portion of each intangible, including market rate adjustments, in-place lease values and tenant relationship values, is charged to expense.

Factors considered include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs, expectation of funding tenant improvements and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. Estimated costs to execute leases include commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

Basis of Consolidation

The consolidated financial statements include CPA®:12’s accounts and those of its wholly owned subsidiaries. At June 30, 2006, CPA®:12 is not the primary beneficiary of any variable interest entity (“VIE”). All material inter-entity transactions have been eliminated.

For acquisitions of an interest in an entity or newly formed joint venture or limited liability company, CPA®:12 evaluates the entity to determine if the entity is deemed a VIE, and if CPA®:12 is deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46®, “Consolidation of Variable Interest Entities” (“FIN 46(R)”). Entities that meet one or more of the criteria listed below are considered VIEs.

•	CPA®:12’s equity investment is not sufficient to allow the entity to finance its activities without additional third party financing;

•	CPA®:12 does not have the direct or indirect ability to make decisions about the entity’s business;

•	CPA®:12 is not obligated to absorb the expected losses of the entity;

•	CPA®:12 does not have the right to receive the expected residual returns of the entity; and

•	CPA®:12’s voting rights are not proportionate to its economic interests, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

CPA®:12 consolidates the entities that are VIEs when it is deemed to be the primary beneficiary of the VIE. For entities where CPA®:12 is not deemed to be the primary beneficiary of the VIE and its ownership is 50% or less and it has the ability to exercise significant influence as well as jointly-controlled tenancy-in-common interests CPA®:12 uses the equity accounting method, i.e. at cost, increased or decreased by its share of earnings or losses, less distributions. When events occur, CPA®:12 will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations.

Impairments

Impairment charges may be recognized on long-lived assets, including but not limited to real estate, direct financing leases, equity investments and assets held for sale. Estimates and judgments are used when evaluating whether these assets are impaired. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, CPA®:12 performs projections of undiscounted cash flows, and if such cash flows are insufficient, the assets are adjusted (i.e., written down) to their estimated fair value. An analysis of whether a real estate asset has been impaired requires CPA®:12 to make its best estimate of market rents, residual values and holding periods. In CPA®:12’s evaluations, CPA®:12 generally obtains market information from outside sources; however, such information requires it to determine whether the information received is appropriate to the circumstances. As CPA®:12’s investment objective is to hold properties on a long-term basis, holding periods used in the analyses generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. CPA®:12 will consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows.

Because in most cases, each of its properties is leased to one tenant, CPA®:12 is more likely to incur significant writedowns when circumstances change because of the possibility that a property will be vacated in its entirety and, therefore, it is different from the risks related to leasing and managing multi-tenant properties. Events or changes in circumstances can result in further non-cash writedowns and impact the gain or loss ultimately realized upon sale of the assets.

CPA®:12 performs a review of its estimate of residual value of its direct financing leases at least annually to determine whether there has been an other than temporary decline in the current estimate of residual value of the underlying real estate assets (i.e., the estimate of what CPA®:12 could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue. While an evaluation of potential impairment of real estate accounted for under the operating method is determined by a change in circumstances, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met. Changes in circumstances include, but are not limited to, vacancy of a property not subject to a lease and termination of a lease. CPA®:12 may also assess properties for impairment because a lessee is experiencing financial difficulty and because management expects that there is a reasonable probability that the lease will be terminated in a bankruptcy proceeding or a property remains vacant for a period that exceeds the period anticipated in a prior impairment evaluation.

Investments in unconsolidated joint ventures are accounted for under the equity method and are recorded initially at cost, as equity investments and subsequently adjusted for CPA®:12’s proportionate share of earnings and cash contributions and distributions. On a periodic basis, CPA®:12 assesses whether there are any indicators that the value of equity investments may be impaired and whether or not that impairment is other than temporary. To the extent impairment has occurred, the charge shall be measured as the excess of the carrying amount of the investment over the fair value of the investment.

When CPA®:12 identifies assets as held for sale, it discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If in CPA®:12’s opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and a valuation allowance is established. To the extent that a purchase and sale agreement has been entered into, the allowance is based on the negotiated sales price. To the extent that CPA®:12 has adopted a plan to sell an asset but has not entered into a sales agreement, CPA®:12 will make judgments of the net sales price based on current market information. CPA®:12 will continue to review the initial valuation for subsequent changes in the fair value less cost to sell and will recognize an additional impairment charge or a gain (not to exceed the cumulative loss previously recognized). If circumstances arise that previously were considered unlikely and, as a result, CPA®:12 decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Provision for Uncollected Amounts from Lessees

On an ongoing basis, CPA®:12 assesses its ability to collect rent and other tenant-based receivables and determines an appropriate allowance for uncollected amounts. Because CPA®:12 has a limited number of lessees (21 lessees represented more than 93% of year-to-date rental income during the six months ended June 30, 2006), it believes that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. CPA®:12 generally recognizes a provision for uncollected rents and other tenant receivables and measures its allowance against actual arrearages. For amounts in arrears, CPA®:12 makes subjective judgments based on its knowledge of a lessee’s circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee’s ability to meet its lease obligations.

Fair Value of Assets and Liabilities

In 2002, CPA®:12 acquired a subordinated interest in a mortgage trust that consists of limited recourse loans on 62 properties that CPA®:12 owns or three of its affiliates own. The fair value of the interests in the trust is determined using a discounted cash flow model with assumptions of market rates and the credit quality of the underlying lessees. If there are adverse changes in either market rates or the credit quality of the lessees, the model and, therefore, the income recognized from the subordinated interests and the fair value would be adjusted.

CPA®:12 measures derivative instruments, including certain derivative instruments embedded in other contracts, if any, at fair value and records them as an asset or liability, depending on its right or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings (i.e., the forecasted event occurs). For derivatives designated as cash flow hedges, the effective portions of the derivatives are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in the fair value of derivative instruments not designated as hedging and ineffective portions of hedges are recognized in earnings in the affected period. To determine the value of warrants for common stock which are classified as derivatives, various estimates are included in the options pricing model used to determine the value of a warrant.

Recent Accounting Pronouncements

In March 2005, the FASB issued Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” refers to a legal obligation (pursuant to existing laws or by contract) to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective no later than fiscal years ending after December 15, 2005. CPA®:12 adopted FIN 47 as required effective December 31, 2005 and the initial application of this Interpretation did not have a material effect on its financial position or results of operations.

In June 2005, the Emerging Issues Task Force issued EITF 04-05, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-05”). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46(R). The Task Force reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners’ rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting. EITF 04-05 was effective immediately for all arrangements created or modified after June 29, 2005. For all other arrangements, application of EITF 04-05 is required effective for the first reporting period in fiscal years beginning after December 15, 2005 (i.e., effective January 1, 2006 for the Company) using either a cumulative-effect-type adjustment or using a retrospective application. CPA®:12 does not believe that the adoption of EITF 04-05 will have a material impact on its financial position or results of operations.

In October 2005, the FASB issued Staff Position No. 13-1 “Accounting for Rental Costs Incurred during a Construction Period” (“FSP FAS 13-1”). FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during the construction period. FSP FAS 13-1 makes no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense, allocated over the lease term in accordance with SFAS No. 13 and Technical Bulletin 85-3. FSP FAS 13-1 is effective for the first reporting period beginning after December 15, 2005.

CPA®:12 adopted FSP FAS 13-1 as required on January 1, 2006 and the initial application of this Staff Position did not have a material impact on its financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments an Amendment of FASB No. 133 and 140” (“SFAS 155”). The purpose of SFAS No. 155 is to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. The provisions of FAS 155 will be effective for CPA®:12 as of the beginning of its 2007 fiscal year. CPA®:12 is currently evaluating the impact of adopting FAS 155 on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that CPA®:12 not recognize in its consolidated financial statements the impact of a tax position that fails to meet the more likely than not recognition threshold based on the technical merits of the position. The provisions of FIN 48 will be effective for CPA®:12 as of the beginning of its 2007 fiscal year. CPA®:12 is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

CPA®:12’s Quantitative and Qualitative Disclosure about Market Risk (in thousands except share and per share amounts)

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates and equity prices. In pursuing CPA®:12’s business plan, the primary market risks to which CPA®:12 is exposed are interest rate risk and currency exchange rates.

Interest Rate Risk

The value of CPA®:12’s real estate is subject to fluctuations based on changes in interest rates, local and regional economic conditions and changes in the creditworthiness of lessees, and which may affect CPA®:12’s ability to refinance its debt when balloon payments are scheduled.

CPA®:12 owns marketable securities through its ownership interests in Carey Commercial Mortgage Trust (“CCMT”). The value of the marketable securities is subject to fluctuations based on changes in interest rates, economic conditions and the creditworthiness of lessees at the mortgaged properties. As of June 30, 2006, CPA®:12’s interests in CCMT had a fair value of $7,435. CPA®:12 also owns marketable equity securities of Proterion Corporation and Sentry Technology Corporation, which based on their quoted per share prices had a fair value of $90 as of June 30, 2006.

All of CPA®:12’s long-term debt is limited recourse and bears interest at fixed rates, and the fair value of these instruments is affected by changes in market interest rates. The following table presents principal cash flows based upon expected maturity dates and scheduled amortization payments of CPA®:12’s debt obligations and the related weighted-average interest rates by expected maturity dates. The annual interest rates on CPA®:12’s fixed rate debt as of June 30, 2006 ranged from 5.15% to 8.75%.

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value

Fixed rate debt	$2,714	$10,142	$22,475	$20,290	$14,942	$71,622	$142,185	$139,908
Weighted average interest rate	5.94%	7.20%	6.67%	8.36%	7.40%	7.38%

A change in interest rates of 1% would not have an effect on annual interest expense as we have no variable rate debt. A change in interest rates of 1% would increase or decrease the fair value of CPA®:12’s fixed rate debt at June 30, 2006 by approximately $4,710.

Foreign Currency Exchange Rate Risk

CPA®:12 has foreign operations in France and as such is subject to risk from the effects of exchange rate movements of the Euro, which may affect future costs and cash flows. CPA®:12 is a net receiver of the Euro (it receives more cash than it pays out) and therefore CPA®:12’s foreign investments benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency.

To date, CPA®:12 has not entered into any foreign currency exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

Share Ownership of Principal Security Holders

As of October 20, 2006, the number of common shares beneficially owned by each person known by CPA®:12 to own in excess of 5% of the outstanding common shares, and the percentage such shares represent of the total outstanding common shares is listed below. All shares were owned directly on such date with sole voting and investment power unless otherwise indicated.

	Shares of CPA®:12
	Common Stock	Percentage of
Name	Beneficially Owned	Outstanding Shares

Midwest Medical Insurance Company	2,100,162	6.74%
7650 Edinborough Way Minneapolis, MN 55435

Securities Ownership of CPA®:12 Management

The following table shows how many shares of CPA®:12’s common stock the directors and executive officers beneficially owned as of October 20, 2006. On such date, Wm. Polk Carey owned 8.55% of the common stock. No other director or executive officer beneficially owned more than 1% of the common stock. The directors and executive officers as a group (including any current executive officers not named in the table) beneficially owned 8.71% of the common stock on such date. The business address of the directors and officers listed below is the address of CPA®:12’s principal executive office, 50 Rockefeller Plaza, New York, NY 10020.

Shares of CPA®:12
Common Stock
Name	Beneficially Owned(1)

Wm. Polk Carey	2,665,842
Elizabeth P. Munson	838
James D. Price	1,016
Gordon F. DuGan	47,433
Directors and Executive Officers as a group (7 persons)	2,716,128

(1)	Includes 578,259 shares owned by Carey Property Advisors, L.P., 54,050 shares owned by W. P. Carey International LLC, 957,427 shares owned by Carey V. Shares LLC, 1,053,318 shares owned by W. P. Carey & Co. LLC, 17,500 shares owned by W. P. Carey Foundation and 831 shares owned by W. P. Carey & Co., Inc. The inclusion of these shares in the table shown above is not to be construed as a representation that Mr. Carey beneficially owns such shares with the exception of 4,457 shares which he owns directly.

INFORMATION ABOUT CPA®:14

Description of CPA®:14’s Business (in thousands except for share and per share amounts)

Overview

CPA®:14 is a real estate investment trust or REIT that invests in commercial properties leased to companies domestically and internationally. As a REIT, it is not subject to U.S. federal income taxation as long as it satisfies certain requirements relating to the nature of its income, the level of its distributions and other factors.

CPA®:14 seeks to achieve these objectives by investing in and holding commercial properties, each net leased to a single corporate tenant. CPA®:14’s portfolio is diversified by geography, property type, and by tenant.

CPA®:14’s core investment strategy is to own and manage its existing portfolio of properties leased to a diversified group of companies on a single tenant net lease basis. CPA®:14 may make additional investments if appropriate opportunities arise. These leases generally require the tenant to pay substantially all of the costs associated with operating and maintaining the property such as maintenance, insurance, taxes, structural repairs and other operating expenses (referred to as triple-net leases). CPA®:14 generally seeks to include in its leases:

•	clauses providing for mandated rent increases or periodic rent increases over the term of the lease tied to increases in the CPI or other indices for the jurisdiction in which the property is located or, when appropriate, increases tied to the volume of sales at the property;

•	indemnification for CPA®:14’s environmental and other liabilities;

•	operational or financial covenants of the tenant; and

•	guarantees of lease obligations from parent companies or letters of credit.

CPA®:14 is managed by W. P. Carey through its wholly-owned subsidiaries (collectively, the “advisor”). W. P. Carey is a publicly-traded company listed on the New York Stock Exchange under the symbol “WPC.”

CPA®:14’s advisor provides both strategic and day-to-day management services for it, including capital funding services, investment research and analysis, investment financing and other investment acquisition related services, asset management, disposition of assets, investor relations and administrative services. The advisor also provides office space and other facilities for CPA®:14. CPA®:14 pays asset management fees and certain transactional fees to the advisor and also reimburses the advisor for certain expenses. The advisor also serves in this capacity for the following affiliated entities: CPA®:12, CPA®:15, CPA®:16 — Global, and served in this capacity for Carey Institutional Properties Incorporated or CIP® until its merger with CPA®:15 in September 2004 (collectively, including CPA®:14, the “CPA® REITs”).

CPA®:14 was formed as a Maryland corporation on June 4, 1997. Between November 1997 and November 2001, CPA®:14 sold a total of 65,794,280 shares of common stock for a total of $657,943 in gross offering proceeds. Through June 30, 2006, CPA®:14 has also issued 1,540,303 shares (approximately $17,690) through its distribution reinvestment and share purchase plan. These proceeds have been used along with limited recourse mortgage debt to purchase CPA®:14’s properties.

CPA®:14’s principal executive offices are located at 50 Rockefeller Plaza, New York, NY 10020 and CPA®:14’s telephone number is (212) 492-1100. As of the date of this joint proxy statement/prospectus, CPA®:14 had no employees.

Financial information About Segments

CPA®:14 operates in one industry segment, real estate operations with domestic and foreign investments. Refer to the Segment Information footnote in the accompanying consolidated financial statements for financial information about this segment. For the year ended December 31, 2005, Carrefour France, SAS represented 11% of CPA®:14’s total lease revenue, inclusive of minority interest. For information about the risks related to CPA®:14’s foreign investments, see “Risk Factors — The combined company’s investments in properties outside of the United States subject it to foreign currency risks which may adversely affect distribution” and “Risk Factors — International investment risks, including adverse political or economic developments, lack of uniform accounting standards (including availability of information in accordance with U.S. Generally Acceptable Accounting principles), uncertainty of foreign laws and the difficulty of enforcing certain obligations in other countries may adversely affect the combined company’s operations and its ability to make distributions.”

Investment Strategies, Objectives and Policies

CPA®:14 invests primarily in income-producing commercial real estate properties, which are upon acquisition, improved or developed or which will be developed within a reasonable time after acquisition.

Investment Objectives

CPA®:14’s objectives are to:

•	own a diversified portfolio of triple-net leased real estate;

•	fund distributions to stockholders; and

•	increase its equity in its real estate by making regular mortgage principal payments.

CPA®:14 seeks to achieve these objectives by investing in and holding commercial properties each triple-net leased to a single corporate tenant. CPA®:14 intends its portfolio to be diversified by tenant, facility type, geographic location and tenant industry.

CPA®:14’s Portfolio

As of December 31, 2005, CPA®:14’s portfolio consisted of 236 properties leased to 73 tenants, totaling more than 25 million square feet and had the following property and lease characteristics:

Geographic Diversification

Information regarding the geographic diversification of CPA®:14’s properties as of December 31, 2005 is set forth below:

	Consolidated Investments		Equity Investments
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Region	Revenue(1)	Revenue	Revenue(2)	Revenue

United States
East	$29,906	24.93%	$6,592	19.38%
Midwest	26,976	22.49	5,991	17.62
South	25,265	21.06	7,785	22.89
West	17,984	14.99	13,640	40.11

Total U.S.	100,131	83.47	34,008	100.00

International
Europe	19,810	16.53	—	—

Total	$119,941	100.00%	$34,008	100.00%

(1)	Reflects annualized contractual base rent for the fourth quarter of 2005.

(2)	Reflects CPA®:14’s pro rata share of contractual base rent for the fourth quarter of 2005 from equity investments.

Property Diversification

Information regarding CPA®:14’s property diversification as of December 31, 2005 is set forth below:

	Consolidated Investments		Equity Investments
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Property Type	Revenue(1)	Revenue	Revenue(2)	Revenue

Warehouse/distribution	$36,858	30.73%	$4,327	12.72%
Industrial	35,012	29.19	10,217	30.04
Office	29,597	24.68	8,616	25.34
Other properties	9,731	8.11	10,785	31.71
Retail	8,511	7.10	—	—
Land	232	.19	63	.19

Total	$119,941	100.00%	$34,008	100.00%

(1)	Reflects annualized contractual base rent for the fourth quarter of 2005.

(2)	Reflects CPA®:14’s pro rata share of contractual base rent for the fourth quarter of 2005 from equity investments.

Tenant Diversification

Information regarding CPA®:14’s tenant diversification as of December 31, 2005 is set forth below:

	Consolidated Investments		Equity Investments
	Annualized	%of Annualized	Annualized	%of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Tenant Industry(3)	Revenue(1)	Revenue	Revenue(2)	Revenue

Manufacturing	$40,252	33.56%	$10,217	30.04%
Retail trade	27,919	23.28	—	—
Wholesale trade	20,609	17.18	5,843	17.18
Transportation and warehousing	5,751	4.79	—	—
Information	5,109	4.26	2,247	6.61
Educational services	4,692	3.91	—	—
Administrative and support and waste management and remediation services	3,706	3.09	—	—
Arts, entertainment and recreation	1,421	1.19	12,407	36.48
Real estate, rental and leasing	—	—	3,294	9.69
Other(4)	10,482	8.74	—	—

Total	$119,941	100.00%	$34,008	100.00%

(1)	Reflects annualized contractual base rent for the fourth quarter of 2005.

(2)	Reflects CPA®:14’s pro rata share of contractual base rent for the fourth quarter of 2005 from equity investments.

(3)	Based on the North American Industry Classification System (NAICS) and information provided by the tenant.

(4)	Includes revenue from tenants in the professional, scientific and technical services, management of companies and enterprises, accommodation and food services and healthcare and social assistance industries as well as other services industries.

Lease Expirations

As of December 31, 2005, lease expirations on CPA®:14’s investments, including CPA®:14’s pro rata share of equity investments are as follows:

	Consolidated Investments		Equity Investments
	Annualized	%of Annualized	Annualized	%of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Year of Lease Expiration	Revenue(1)	Revenue	Revenue(2)	Revenue

2006	$123	.10%	$—	—%
2007	566	.47	—	—
2008	287	.24	—	—
2009	1,205	1.00	—	—
2010	2,152	1.79	—	—
2011	15,626	13.03	—	—
2012	103	.09	—	—
2013	—	—	—	—
2014	2,418	2.02	4,383	12.89
2015	4,207	3.51	2,247	6.61
2016 - 2020	46,697	38.93	11,266	33.13
2021 - 2025	45,458	37.90	16,112	47.37
2026 and thereafter	1,099	.92	—	—

Total	$119,941	100.00%	$34,008	100.00%

(1)	Reflects annualized contractual base rent for the fourth quarter of 2005.

(2)	Reflects CPA®:14’s pro rata share of contractual base rent for the fourth quarter of 2005 from equity investments.

Asset Management

CPA®:14 believes that effective management of its net lease assets is essential to maintain and enhance property values. Important aspects of asset management include restructuring transactions to meet the evolving needs of current tenants, re-leasing properties, refinancing debt, selling properties and knowledge of the bankruptcy process.

The advisor monitors, on an ongoing basis, compliance by tenants with their lease obligations and other factors that could affect the financial performance of any of CPA®:14’s properties. Monitoring involves receiving assurances that each tenant has paid real estate taxes, assessments and other expenses relating to the properties it occupies and confirming that appropriate insurance coverage is being maintained by the tenant. The advisor reviews financial statements of CPA®:14’s tenants and undertakes regular physical inspections of the condition and maintenance of its properties. Additionally, the advisor periodically analyzes each tenant’s financial condition, the industry in which each tenant operates and each tenant’s relative strength in its industry.

Holding Period

CPA®:14 continually may reinvest the proceeds of property sales in investments that CPA®:14 or the advisor believes will satisfy CPA®:14’s investment policies. If the shares are not listed for trading on a national securities exchange or included for quotation on Nasdaq, CPA®:14 will cease reinvesting capital beginning eight years after the proceeds from CPA®:14’s initial public offering are fully invested unless the directors (including a majority of the independent directors) determine that, in light of its expected life at any given time, it is deemed to be in the best interest of the stockholders to reinvest proceeds from property sales or refinancings. The proceeds of CPA®:14’s initial public offering were fully invested by the end of 2000 and hence CPA®:14 will begin evaluating its liquidity alternatives beginning in 2008.

Financing Strategies

Consistent with its investment policies, CPA®:14 uses leverage when available on favorable terms. As of the date of this joint proxy statement/prospectus, substantially all of CPA®:14’s mortgages are limited recourse, bear interest at fixed rates and provide for monthly or quarterly installments which include scheduled payments of principal. Accordingly, CPA®:14’s near term cash flow should not be adversely affected by increases in interest rates. The advisor may refinance properties or defease a loan when a decline in interest rates makes it profitable to prepay an existing mortgage, when an existing mortgage matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. There is no assurance that existing debt will be refinanced at lower rates of interest as such debt matures. The benefits of the refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing, if any, and/or an increase in property ownership if some refinancing proceeds are reinvested in real estate. The prepayment of loans may require CPA®:14 to pay a yield maintenance premium to the lender in order to pay off a loan prior to its maturity.

A lender on limited recourse mortgage debt generally has recourse only to the property collateralizing such debt and not to any of CPA®:14’s other assets, while unsecured financing would give a lender recourse to all of its assets. The use of limited recourse debt, therefore, will help CPA®:14 to limit the exposure of all of its assets to any one debt obligation. Lenders may, however, have recourse to CPA®:14’s other assets in limited circumstances not related to the repayment of the indebtedness, such as under an environmental indemnity or in the case of fraud.

Investment Strategies

Generally, CPA®:14 invests in properties that are triple net leased to tenants that the investment committee of the advisor deems creditworthy based on leases that will be full recourse obligations of the tenants or their affiliates. In most cases, leases will require the initial tenant to pay all the costs of maintenance, insurance and real estate taxes.

In analyzing potential investments, the advisor reviews all aspects of a transaction, including the tenant and real estate fundamentals, to determine whether a potential investment and lease can be structured to satisfy CPA®:14’s investment criteria. The advisor many consider, the following aspects of each transaction:

Diversification.  The advisor attempts to diversify CPA®:14’s portfolio to avoid dependence on any one particular tenant, facility type, geographic location or tenant industry. Diversification, to the extent achieved, helps to reduce the adverse effect of a single under-performing tenant or downturn in any particular industry or geographic location.

Tenant Evaluation.  The advisor evaluates each potential tenant for its creditworthiness, typically considering factors such as: management experience; industry position and fundamentals; operating history; and capital structure. In evaluating a possible investment, the creditworthiness of a tenant generally will be a more significant factor than the value of the property absent the lease with such tenant. The advisor seeks tenants it believes will have stable or improving credit profiles and credit potential that has not been recognized by the market. By leasing properties to these tenants, CPA®:14 can generally charge rent that is higher than the rent charged to tenants with recognized credit and thereby enhance current return from these properties as compared with properties leased to companies whose credit potential has already been recognized by the market. Furthermore, if a tenant’s credit does improve, the value of CPA®:14’s lease or investment will likely increase (if all other factors affecting value remain unchanged). Whether a prospective tenant is creditworthy will be determined by the advisor or its investment committee. Creditworthy does not mean “investment grade.”

Leases with Increasing Rent.  The advisor seeks to include clauses in CPA®:14’s leases that provide for increases in rent over the term of the leases. These increases may be fixed or generally tied to increases in certain indices such as the CPI, or mandated rental increases on specific dates. In the case of retail stores, the lease may provide for participation in gross sales above a stated level. The lease may also provide for mandated rental increases on specific dates or other methods that may not have been in existence or contemplated by CPA®:14 as of the date of this joint proxy statement/prospectus. The advisor seeks to avoid entering into leases that provide for contractual reductions in rents during their primary term.

Property Evaluation.  The prospects for the seller/lessee’s enterprise and the financial strength of the seller/lessee will generally be important aspects of the sale and leaseback of a property, particularly a property specifically suited to the needs of the lessee. Operating results of properties may be examined to determine whether or not projected rental levels are likely to be met. Each property that CPA®:14 invests in will be appraised by a third party appraiser prior to acquisition. The contractual purchase price plus acquisition fees, but excluding acquisition expenses, payable to the advisor for a property CPA®:14 invests in will not exceed its appraised value. The appraisals may take into consideration, among other things, the terms and conditions of the particular lease transaction, the quality of the lessee’s credit and the conditions of the credit markets at the time the lease transaction is negotiated. The appraised value may be greater than the construction cost or the replacement cost of a property, and the actual sale price of a property if sold by CPA®:14 may be greater or less than the appraised value.

Environmental Evaluation.  The advisor’s practices generally include conducting, or requiring the seller to conduct, evaluations of the physical condition of properties and Phase I or similar environmental site assessments (including a visual inspection for the potential presence of asbestos) in an attempt to identify potential environmental liabilities associated with a property prior to its acquisition. Sampling or testing generally are conducted only if, and to the extent that, potential environmental liabilities are identified in the environmental site assessment. If potential environmental liabilities are identified, CPA®:14 generally requires that identified environmental issues be resolved by the seller prior to property acquisition or require tenants contractually to assume responsibility for resolving identified environmental issues post-closing and indemnify CPA®:14 against any potential claims, losses, or expenses arising from such matters. Where such contractual protections are used, circumstances may arise in which a tenant fails, or is unable, to fulfill its contractual obligations. In addition, material environmental conditions, liabilities or compliance concerns may arise after the environmental review has been completed, and future laws, ordinances or regulations may impose material new or additional environmental liabilities.

Properties Important to Tenant Operations.  The advisor generally seeks to invest in properties that it believes are essential or important to the ongoing operations of the tenant. The advisor believes that these properties provide better protection in the event a tenant files for bankruptcy, since leases on properties essential or important to the operations of a bankrupt tenant are less likely to be terminated by a bankrupt tenant. The advisor also seeks to assess the income, cash flow and profitability of the business conducted at the property so that, if the tenant is unable to operate its business, CPA®:14 can either continue operating the business conducted at the property or re-lease the property to another entity in the industry which can operate the property profitably.

Profitable Locations.  The advisor seeks properties that it believes are profitable locations for the user of the property, thus increasing the likelihood that it could be sold or re-leased in the event that it becomes necessary to do so.

Lease Provisions that Enhance and Protect Value.  When available, the advisor attempts to include provisions in CPA®:14’s leases that require its consent to specified tenant activity, require the tenant to provide indemnification protections, or require the tenant to satisfy specific operating tests. These provisions may include, for example, operational and financial covenants of the tenant, prohibitions on a change in control of the tenant and indemnification from the tenant against environmental and other contingent liabilities. These provisions protect CPA®:14’s investment from changes in the operating and financial characteristics of a tenant that may affect its ability to satisfy its obligations to CPA®:14 or could reduce the value of CPA®:14’s properties. Even where such contractual protections are obtained, however, circumstances may nonetheless arise in which a tenant fails, or is unable, to fulfill its contractual obligations.

Letter of Credit or Guaranty.  The advisor may also seek to enhance the likelihood of a tenant’s lease obligations being satisfied through a guaranty of lease obligations from the tenant’s corporate parent or a letter of credit. This credit enhancement, if obtained, provides CPA®:14 with additional financial security. While the advisor will select tenants it believes are creditworthy, tenants will not be required to meet any minimum rating established by a third party credit rating agency. The advisor and the investment committee’s standards for determining whether a particular tenant is creditworthy will vary in accordance with a variety of factors relating to specific prospective tenants. The creditworthiness of a tenant will be determined on a tenant by tenant, case by case basis. Therefore, general standards for creditworthiness cannot be applied.

Investment Committee.  The advisor has an investment committee that provides services to the CPA® REITs and W. P. Carey. Under CPA®:14’s current arrangement with the advisor, as a transaction is structured, it is evaluated by the chairman of the investment committee and the advisor’s chief investment officer with respect to the potential tenant’s creditworthiness, business prospects, position within its industry and other characteristics important to the long-term value of the property and the capability of the tenant to meet its lease obligations. Before a property is acquired by a CPA® REIT, the transaction is reviewed by the investment committee to ensure that it satisfies the investment criteria. The investment committee is not directly involved in originating or negotiating potential investments, but instead functions as a separate and final step in the investment process. The advisor places special emphasis on having experienced individuals serve on its investment committee and generally does not invest in a transaction on CPA®:14’s behalf unless it is approved by the investment committee. For transactions that meet the investment criteria of more than one CPA® REIT, the chief investment officer has discretion as to which CPA® REIT or REITs will hold the investment. In cases where two or more CPA® REITs (or one or more CPA® REIT and W. P. Carey) will hold the investment, the independent directors of each CPA® REIT investing in the property must also approve the transaction.

The following people, each of whom is also a director of W. P. Carey or its subsidiaries, currently serve on the investment committee:

•	Nathaniel S. Coolidge, Chairman — Former senior vice president and head of the bond and corporate finance department of John Hancock Mutual Life Insurance. Mr. Coolidge’s responsibilities included overseeing its entire portfolio of fixed income investments.

•	Dr. Lawrence R. Klein — Currently serving as professor emeritus of economics and finance at the University of Pennsylvania and its Wharton School. Recipient of the 1980 Nobel Prize in economic sciences and former consultant to both the Federal Reserve Board and the President’s Council of Economic Advisors.

•	George E. Stoddard — Former officer-in-charge of the direct placement department of The Equitable Life Assurance Society of the United States and CPA®:14’s former chief investment officer.

•	Dr. Karsten von Köller — Currently chairman of Lone Star Germany GmbH and chairman and member of the board of managing directors of Allgemeine HypothekenBank Rheinboden AG.

•	Frank J. Hoenemeyer — Former chairman and chief investment officer, Prudential Insurance Company of America.

Competition

CPA®:14 faces competition for the acquisition of commercial properties in general, and such properties net leased to major corporations in particular, from many sources, including insurance companies, credit companies, pension funds, private individuals, financial institutions, finance companies, investment companies and other REITs. CPA®:14 also faces competition from institutions that provide or arrange for other types of commercial financing through private or public offerings of equity or debt or traditional bank financings. These institutions may accept greater risk or lower returns, allowing them to offer more attractive terms to prospective tenants. CPA®:14 believes the advisor’s experience in real estate, credit underwriting and transaction structuring should allow it to compete effectively for commercial properties.

Environmental Matters

CPA®:14 has invested, and expects to continue to invest, in properties currently or historically used for commercial purposes, including industrial and manufacturing properties. Under various U.S. federal, state and local environmental laws and regulations, current and former owners and operators of property may have liability for the cost of investigating, cleaning-up or disposing of hazardous materials released at, on, under, in or from the property. These laws typically impose responsibility and liability without regard to whether the owner or operator knew of or was responsible for the presence of hazardous materials or contamination, and liability under these laws is often joint and several. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous materials.

While CPA®:14 typically performs assessments of potential environmental risks when evaluating a new acquisition of property, no assurance can be given that it has performed such assessments on all of its properties, or that the environmental assessments it does perform will disclose all potential environmental liabilities and CPA®:14 may purchase a property that contains hazardous materials in the building, or that is known to have or be near soil or groundwater contamination. In addition, new environmental conditions, liabilities or compliance concerns may arise or be discovered during CPA®:14’s ownership.

While CPA®:14 frequently obtains contractual protection (indemnities, cash reserves, letters of credit or other instruments) from property sellers, tenants, a tenant’s parent company or another third party to address these known or potential issues, CPA®:14 cannot eliminate its statutory liability or the potential for claims against it by governmental authorities or other third parties, the contractual protection may not cover all potential damages or liabilities, and the indemnifying party may fail to meet its contractual obligations. In addition, the existence of any environmental conditions, liabilities or compliance concerns at or near CPA®:14’s properties could adversely affect its ability to rent or sell property or to borrow using the property as collateral and could also adversely affect the tenant’s ability to make rental payments.

As a result of all of the foregoing, CPA®:14 has incurred in the past and will incur in the future costs and liabilities to investigate environmental matters and to address environmental conditions, liabilities and compliance concerns. Although CPA®:14 does not currently anticipate incurring any material liabilities in connection with environmental matters, it cannot assure you that future environmental costs and liabilities will not be material or will not adversely affect its business.

Transactions with Affiliates

On June 29, 2006, CPA®:14 entered into the merger agreement with CPA®:12, pursuant to which CPA®:12 will, subject to the terms and conditions of the merger agreement, merge with and into CPA®:14, or engage an the alternate structure to effectuate the business combination.

Pursuant to the CPA®:14 advisory agreement, the advisor performs certain services for CPA®:14 including the identification, evaluation, negotiation, purchase and disposition of property, the day-to-day management of CPA®:14 and the performance of certain administrative duties. The CPA®:14 advisory agreement provides that the advisor will receive an asset management fee. The fee is 1% of average invested assets as defined in the advisory agreement, 1/2 of which (the “performance fee”) is subordinated to the performance criterion, a cumulative rate of cash flow from operations of 7%. Effective in 2005, the CPA®:14 advisory agreement was amended to allow the advisor to elect to receive restricted common stock for any fees due from CPA®:14. For 2006 and 2005, the advisor has elected to receive the performance fees through the issuance of restricted shares of common stock in CPA®:14.

The advisor is also reimbursed for the allocated cost of personnel needed to provide administrative services necessary to the operations of CPA®:14. CPA®:14 incurred base asset management fees of $4,397 and $4,526 for the six months ended June 30, 2006 and 2005, respectively, with performance fees in like amounts, both of which are included in property expenses in the accompanying consolidated financial statements. For the six months ended June 30, 2006 and 2005, CPA®:14 incurred personnel reimbursements of $1,393 and $1,398 respectively, which are included in general and administrative expenses in the accompanying consolidated financial statements.

Fees are payable to the advisor for services provided to CPA®:14 relating to the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees is deferred and is payable in equal installments each January over no less than eight years following the first anniversary of the date a property was purchased. Such deferred fees are only payable if the performance criterion is met. The unpaid portion of the deferred fees bears interest at an annual rate of 6% from the date of purchase until paid. No such fees were incurred during the six months ended June 30, 2006 and 2005. An annual installment of deferred fees was paid to the advisor in January 2006.

CPA®:14 owns interests in entities which range from 11.54% to 70% and a jointly-controlled 50% tenancy-in-common interest in two properties subject to a net lease, with the remaining interests held by affiliates.

CPA®:14 is a participant in an agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and for sharing the associated costs. Pursuant to the terms of the agreement, CPA®:14’s share of rental, occupancy and leasehold improvement costs is based on the relative gross revenues of the affiliates. Expenses incurred for the six months ended June 30, 2006 and 2005 were $397 and $380, respectively. CPA®:14’s estimated current share of future annual minimum lease payments is $565 through 2016.

Types of Investments

Substantially all of CPA®:14’s investments to date have been and will continue to be income-producing properties, which are, upon acquisition, improved or being developed or which will be developed within a reasonable period of time after their acquisition. Investments will not be restricted as to geographical areas, but it is expected that most of the investments will be made within the United States. These investments have been through sale-leaseback transactions, in which CPA®:14 invests in properties from companies that simultaneously lease the properties back from CPA®:14 subject to long-term leases. These sale-leaseback transactions provide the lessee company with a source of capital that is an alternative to other financing sources such as corporate borrowing, mortgaging real property, or selling shares of common stock. The prospects for the seller/lessee’s enterprise and the financial strength of the seller/lessee will be important aspects of the sale and leaseback of a property, particularly a property specifically suited to the needs of the lessee. The advisor will examine the financial statements of the lessee, if available, to evaluate the financial capability of the lessee and its ability to perform the terms of the purchase and leaseback agreement and, where appropriate, will examine the available operating results of properties to determine whether or not projected rental levels are likely to be met.

CPA®:14 anticipates that some of its sale-leaseback transactions will be in conjunction with acquisitions, recapitalizations or other corporate transactions. In some of these transactions, the acquiring entities typically purchase all or substantially all of the stock or assets of a company, and the acquired company or its successor in interest becomes obligated on the substantial loans necessary to finance the acquisition.

CPA®:14 may act as one of several sources of financing for these transactions by purchasing real property from the seller and net leasing it to the company or its successor in interest (the lessee).

In some circumstances, CPA®:14 grants tenants a right to purchase the property leased by the tenant. The option purchase price is generally the greater of the contract purchase price and the fair market value of the property at the time the option is exercised.

Joint Ventures

CPA®:14 owns interests in single-tenant net leased properties leased to corporations (i) through non controlling interests in various partnerships and limited liability companies in which its ownership interests are 50% or less and CPA®:14 exercises significant influence, and (ii) as tenants-in-common subject to joint control. The ownership interests range from 11.54% to 50%. All of the underlying investments are owned with affiliates that have similar investment objectives as the Company. The lessees are Advanced Micro Devices, Inc., Compucom Systems, Inc., Textron, Inc., CheckFree Holdings, Inc., Special Devices, Inc., Applied Materials, Inc., True Value Company, Starmark Camhood, LLC (“Starmark”), U-Haul Moving Partners, Inc., Mercury Partners, LP. and Dick’s Sporting Goods. In June 2006, the Company entered into an agreement to restructure the master lease agreement with Starmark and sold its investment in the property leased to Clear Channel (see below).

Summarized combined financial information of CPA®:14’s equity investees is as follows:

		December 31,
	June 30, 2006	2005

Assets (primarily real estate)	$887,467	$1,084,354
Liabilities (primarily mortgage notes payable)	(570,349)	(652,119)

Partners’ and members’ equity	$317,118	$432,235

CPA®:14’s share of equity investees’ net assets	$97,701	$143,417

	Six months ended June 30,
	2006	2005

Revenues (primarily rental income and interest income from direct financing leases)	$56,391	$58,147
Expenses (primarily interest on mortgages, including prepayment penalties, and depreciation)	(31,458)	(34,385)
Gain on sale of real estate(1)	40,622	—
Impairment charge(2)	(25,000)	—

Net income	$40,555	$23,762

CPA®:14’s share of net income from equity investments	$13,615	$7,742

Other Investments

CPA®:14 may invest up to 10% of its net equity in unimproved or non-income-producing real property and in “equity interests.” Investment in equity interests in the aggregate will not exceed five percent of its net equity. Such “equity interests” are defined generally to mean stock, warrants or other rights to purchase the stock of, or other interests in, a tenant of a property, an entity to which CPA®:14 lends money or a parent or controlling person of a borrower or tenant. CPA®:14 may invest in unimproved or non-income-producing property, which the advisor believes will appreciate in value, or which will increase the value of adjoining or neighboring properties it owns. There can be no assurance that these expectations will be realized. Often, equity interests will be “restricted securities” as defined in Rule 144 under the Securities Act. Under this rule, CPA®:14 may be prohibited from reselling the equity securities without limitation until it has fully paid for and held the securities for one year. The issuer of equity interests in which it invest may never register the interests under the Securities Act. Whether an issuer registers its securities under the Securities Act may depend on the success of its operations.

CPA®:14 will exercise warrants or other rights to purchase stock generally if the value of the stock at the time the rights are exercised exceeds the exercise price. Payment of the exercise price shall not be deemed an investment subject to the above described limitations. CPA®:14 may borrow funds to pay the exercise price on warrants or other rights or may pay the exercise price from funds held for working capital and then repay the loan or replenish the working capital upon the sale of the securities or interests purchased. CPA®:14 will not consider paying distributions out of the proceeds of the sale of these interests until any funds borrowed to purchase the interest have been fully repaid.

CPA®:14 will not invest in real estate contracts of sale unless the contracts of sale are in recordable form and are appropriately recorded in the applicable chain of title.

If at any time the character of CPA®:14’s investments would cause it to be deemed an “investment company” for purposes of the Investment Company Act of 1940, CPA®:14 will take the necessary action to ensure that it is not deemed to be an “investment company.” The advisor will continually review CPA®:14’s investment activity to attempt to ensure that it does not come within the application of the Investment Company Act of 1940. Among other things, they will attempt to monitor the proportion of CPA®:14’s portfolio that is placed in various investments so that it does not come within the definition of an investment company under the Investment Company Act of 1940. CPA®:14 has been advised by counsel that if it operates in accordance with the description of CPA®:14’s proposal business in this joint proxy statement/prospectus, CPA®:14 will not be deemed an “investment company” for the purpose of the Investment Company Act of 1940.

CPA®:14’s reserves, if any, will be invested in permitted temporary investments. The advisor will evaluate the relative risks and rate of return, CPA®:14’s cash needs and other appropriate considerations when making short-term investments on its behalf. The rate of return of permitted temporary investments may be less than would be obtainable from real estate investments.

Use of Borrowing

While one of CPA®:14’s investment objectives is diversification, the number of different properties CPA®:14 can acquire will be affected by the amount of funds available to it. CPA®:14’s goal, subject to the availability of mortgage financing, is to borrow approximately 60% of the purchase price of all properties, but there is no limit on borrowings on individual properties.

CPA®:14’s ability to increase its diversification through borrowing could be adversely impacted by the reduced availability of financing secured by commercial real estate generally and specifically by single-tenant net-leased real property, whether due to fewer financing sources, such as commercial banks and insurance companies, or due to the reduced lending activity by those sources continuing in that line of business. When interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, CPA®:14 may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. While the number of lenders making loans secured by commercial real estate has decreased in recent years, the CPA® REITs have not encountered significant difficulty in obtaining mortgage financing from institutional lenders such as insurance companies to replace financing which previously might have been obtained from commercial banks or savings and loans. However, there can be no assurance that CPA®:14 will be able to achieve its borrowing objective.

There is no limitation on the amount CPA®:14 may invest in any single improved property or on the amount CPA®:14 can borrow for the purchase of any property. Aggregate borrowings may not exceed 75% of the value of all properties unless the excess is approved by a majority of the independent directors and disclosed to stockholders in CPA®:14’s next quarterly report, along with the reason for the excess. For purposes of determining the maximum allowable amounts of indebtedness, “value” means the lesser of

•	the total appraised value of the properties as reflected in the most recently obtained appraisal for each property, or

•	the total value of CPA®:14’s assets as reflected in the most recently completed valuation.

It is expected that, by operating on a leveraged basis, CPA®:14 will have more funds available and, therefore, will make more investments than would otherwise be possible, resulting in a more diversified portfolio. Although CPA®:14’s liability for the repayment of indebtedness is expected to be limited to the value of the property securing the liability and the rents or profits derived therefrom, leveraging increases risks to CPA®:14 because mortgage principal and interest payments as well as other fixed charges must be paid in order to prevent foreclosure on leveraged properties by mortgagees regardless of the generation of income by properties. To the extent that CPA®:14 does not obtain mortgage loans on its properties, its ability to acquire additional properties will be restricted. The advisor will use its best efforts to obtain financing on the most favorable terms available to CPA®:14. Lenders may have recourse to CPA®:14’s other assets in limited circumstances not related to the repayment of the indebtedness.

Lenders may also seek to include in the terms of mortgage loans provisions making the termination or replacement of the advisor an event of default or an event requiring the immediate repayment of the full outstanding balance of the loan. CPA®:14 will not agree to the inclusion of these provisions and will attempt to negotiate loan terms allowing it to replace or terminate the advisor if the action is ordered by the board of directors. The replacement or termination may, however, require the prior consent of the mortgage lenders.

The advisor will refinance properties during the term of a loan only in limited circumstances, such as when a decline in interest rates makes it profitable to prepay an existing mortgage, when an existing mortgage matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to purchase such investment. The benefits of the refinancing may include an increased cash flow resulting from reduced debt service requirements, an increase in distributions from proceeds of the refinancing, if any, and/or an increase in property ownership if some refinancing proceeds are reinvested in real estate.

Other Investment Policies

General

Subject to certain exceptions, funds may be borrowed from affiliates of the advisor or from third parties on a short-term basis. Any financing obtained from the advisor or its affiliates may not have terms less advantageous to CPA®:14 than those available from independent third parties and may not require a prepayment charge or penalty. The interest rate charged on any financing obtained from the advisor or its affiliates will be equal to the lesser of 1% above the prime rate of interest published in the Wall Street Journal or the rate that would be charged to CPA®:14 by unrelated lending institutions on comparable loans for the same purpose.

At any time, subject to the approval of a majority of the independent directors, CPA®:14 may borrow funds from affiliates of either the advisor or third parties on a short-term basis sufficient to provide the portion of the purchase price of any property (i.e., the debt portion) if

•	CPA®:14 is unable to obtain a permanent loan or, in its judgment or in the judgment of the advisor, it is not in CPA®:14’s best interests to obtain a permanent loan at the interest rates then prevailing, and

•	the advisor has reason to believe that CPA®:14 will be able to obtain a permanent loan on or prior to the end of the loan term.

These short-term loans may be fully or partially amortized, may provide for the payment of interest only during the term of the loan or may provide for the payment of principal and interest only upon maturity. In addition, these loans may be secured by a first or junior mortgage on the property to be acquired. Any short-term loan from affiliates of the advisor will bear interest at a rate equal to the lesser of 1% above the prime rate of interest published in the Wall Street Journal or the rate that would be charged to CPA®:14 by unrelated lending institutions on comparable loans for the same purpose in the locality of the property.

The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation. No assurance can be given that the foregoing objective will be realized.

Investment Limitations

Numerous limitations are placed on the manner in which CPA®:14 may invest its funds. These limitations cannot be changed unless the bylaws are amended, which requires the approval of the stockholders. Unless the bylaws are amended, CPA®:14 will not:

•	invest in commodities or commodity futures contracts, with this limitation not being applicable to futures contracts when used solely for the purpose of hedging in connection with CPA®:14’s ordinary business of investing in real estate assets and mortgages;

•	invest in contracts for the sale of real estate unless the contract is in recordable form and is appropriately recorded in the chain of title;

•	engage in any short sale or borrow on an unsecured basis, if the borrowing will result in asset coverage of less than 300%. “Asset coverage,” for the purpose of this clause means the ratio which the value of CPA®:14’s total assets, less all liabilities and indebtedness for unsecured borrowings, bears to the aggregate amount of all of CPA®:14’s unsecured borrowings; and

•	make investments in unimproved property or indebtedness secured by a deed of trust or mortgage loans on unimproved property in excess of 10% of CPA®:14’s total assets. “Unimproved real property” means property which has the following three characteristics:

•	an equity interest in property which was not acquired for the purpose of producing rental or other operating income;

•	no development or construction is in process on the property; and

•	no development or construction on the property is planned in good faith to commence on the property within one year of acquisition;

•	issue equity securities on a deferred payment basis or other similar arrangement;

•	issue debt securities in the absence of adequate cash flow to cover debt service;

•	issue equity securities which are non-voting or assessable;

•	issue “redeemable securities” as defined in Section 2(a)(32) of the Investment Company Act of 1940;

•	grant warrants and/or options to purchase shares to Carey Property Advisors, directors or affiliates thereof except on the same terms as the options or warrants are sold to the general public and the amount of the options or warrants does not exceed an amount equal to 10% of the outstanding shares on the date of grant of the warrants and options;

•	engage in trading, as compared with investment activities, or engage in the business of underwriting or the agency distribution of securities issued by other persons;

•	invest more than 5% of the value of CPA®:14’s assets in the securities of any one issuer if the investment would cause CPA®:14 to fail to qualify as a REIT;

•	invest in securities representing more than 10% of the outstanding voting securities or value of any one issuer if the investment would cause CPA®:14 to fail to qualify as a REIT;

•	acquire securities in any company holding investments or engaging in activities prohibited in the foregoing clauses;

•	lend money to or lease property to or from the advisor or its affiliates;

•	sell property to W. P. Carey, the advisor, a director or any affiliate of any of the foregoing;

•	offer shares in exchange for property;

•	make or invest in mortgage loans that are subordinate to any mortgage or equity interest of the advisor, directors, W. P. Carey or CPA®:14’s affiliates;

•	make loans where the amount advanced by CPA®:14 plus the amount of any existing loans that are equal or senior to its loan exceeds 100% of the appraised value of the property; or

•	invest more than 20% of the net proceeds from any offering for the purchase of land separate from the improvements thereon or expected to be constructed thereon.

Change in Investment Objectives and Limitations

The bylaws require that the independent directors review CPA®:14’s investment policies at least annually to determine that the policies CPA®:14 is following are in the best interest of the stockholders. Each determination and the basis therefor shall be set forth in CPA®:14’s minutes. The methods of implementing CPA®:14’s investment policies also may vary as new investment techniques are developed. The methods of implementing CPA®:14’s investment procedures, objectives and policies, except as otherwise provided in the organizational documents, may be altered by a majority of the directors (including a majority of the independent directors) without the approval of the stockholders.

Available Information

All filings CPA®:14 makes with the SEC, including CPA®:14’s Annual Report on Form 10-K, CPA®:14’s Quarterly Reports on Form 10-Q, and CPA®:14’s Current Reports on Form 8-K, and any amendments to those reports, are available for free on CPA®:14’s website as soon as reasonably practicable after they are filed with or furnished to the SEC. CPA®:14’s website address is www.cpa14.com. CPA®:14’s SEC filings are available to be read or copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information

regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. CPA®:14’s filings can also be obtained for free on the SEC’s internet site at www.sec.gov. The reference to CPA®:14’s website address does not constitute incorporation by reference of the information contained on CPA®:14’s website in this joint proxy statement/prospectus or other filings with the SEC, and the information contained on CPA®:14’s website is not part of this document.

Description of CPA®:14’s Properties

CPA®:14’s principal offices are located at 50 Rockefeller Plaza, New York, NY 10020. The lease for CPA®:14’s primarily corporate office space expires in 2016. CPA®:14 believes that this lease is suitable for its operations for the foreseeable future.

Refer to “CPA®:14’s Portfolio” in the section entitled “Information about CPA®:14 — Description of CPA®:14’s Business” for a discussion of the properties CPA®:14 holds and Schedule III — Real Estate and Accumulated Depreciation of CPA®:14’s consolidated financial statements accompanying this joint proxy statement/prospectus for a detailed listing of such properties.

Legal Proceedings

As of the date of this joint proxy statement/prospectus, CPA®:14 was not involved in any material litigation.

In March 2004, following a broker-dealer examination of Carey Financial, the wholly-owned broker-dealer subsidiary of W. P. Carey, by the staff of the SEC, Carey Financial received a letter from the staff of the SEC alleging certain infractions by Carey Financial of the Securities Act of 1933, the Securities Exchange Act of 1934, the rules and regulations there under and those of the National Association of Securities Dealers, Inc. or NASD.

The staff alleged that in connection with a public offering of shares of CPA®:15, Carey Financial and its retail distributors sold certain securities without an effective registration statement. Specifically, the staff alleged that the delivery of investor funds into escrow after completion of the first phase of the offering or the Phase I Offering, completed in the fourth quarter of 2002 but before a registration statement with respect to the second phase of the offering or the Phase II Offering became effective in the first quarter of 2003, constituted sales of securities in violation of Section 5 of the Securities Act of 1933. In addition, in the March 2004 letter the staff raised issues about whether actions taken in connection with the Phase II Offering were adequately disclosed to investors in the Phase I Offering.

In June 2004, the Division of Enforcement of the SEC or Enforcement Staff commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of shares of CPA®:15 during 2002 and 2003. In December 2004, the scope of the Enforcement Staff’s inquiries broadened to include broker-dealer compensation arrangements in connection with CPA®:15 and other REITs managed by W. P. Carey, including us, as well as the disclosure of such arrangements. At that time W. P. Carey and Carey Financial received a subpoena from the Enforcement Staff seeking documents relating to payments by W. P. Carey, Carey Financial, and REITs managed by W. P. Carey to (or requests for payment received from) any broker-dealer, excluding selling commissions and selected dealer fees. W. P. Carey and Carey Financial subsequently received additional subpoenas and requests for information from the Enforcement Staff seeking, among other things, information relating to any revenue sharing agreements or payments (defined to include any payment to a broker-dealer, excluding selling commissions and selected dealer fees) made by W. P. Carey, Carey Financial or any REIT managed by W. P. Carey in connection with the distribution of W. P. Carey’s managed REITs or the retention or maintenance of REIT assets. Other information sought by the SEC includes information concerning the accounting treatment and disclosure of any such payments, communications with third parties (including other REIT issuers) concerning revenue sharing, and documents concerning the calculation of underwriting compensation in connection with the REIT offerings under applicable NASD rules.

In response to the Enforcement Staff’s subpoenas and requests, W. P. Carey and Carey Financial have produced documents relating to payments made to certain broker-dealers both during and after the offering process, for certain of the REITs managed by W. P. Carey (including Corporate Property Associates 10 Incorporated or CPA®:10, CIP®, CPA®:12 and CPA®:15 as well as us), in addition to selling commissions and selected dealer fees.

Among the payments reflected on documents produced to the Staff were certain payments, aggregating in excess of $9,600, made to a broker-dealer which distributed shares of the REITs. The expenses associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the REITs. Of these payments, CPA®:10 paid in excess of $40; CIP® paid in excess of $875; CPA®:12 paid in excess of $2,455; CPA®:14 paid in excess of $4,990; and CPA®:15 paid in excess of $1,240. In addition, other smaller payments by the REITs to the same and other broker-dealers have been identified aggregating less than $1,000.

W. P. Carey and Carey Financial are cooperating fully with this investigation and have provided information to the Enforcement Staff in response to the subpoenas and requests. Although no formal regulatory action has been initiated against W. P. Carey or Carey Financial in connection with the matters being investigated, CPA®:14 expects the SEC may pursue such an action against either or both. The nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could have a material adverse effect on W. P. Carey and Carey Financial and the magnitude of that effect would not necessarily be limited to the payments described above but could include other payments and civil monetary penalties. Any action brought against W. P. Carey or Carey Financial could also have a material adverse effect on CPA®:14 because of its dependence on W. P. Carey and Carey Financial for a broad range of services.

Several state securities regulators have sought information from Carey Financial relating to the matters described above. While one or more states may commence proceedings against Carey Financial in connection with these inquiries, CPA®:14 does not currently expect that these inquires will have a material effect on W. P. Carey or Carey Financial incremental to that caused by any SEC action.

CPA®:14’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (in thousands except share and per share amounts)

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto as of June 30, 2006 and December 31, 2005 included in this joint proxy statement/prospectus.

Executive Overview

Business Overview

CPA®:14 is a real estate investment trust (“REIT”) that invests in commercial properties leased to companies domestically and internationally. The primary source of CPA®:14’s revenue is earned from leasing real estate, primarily on a triple net lease basis. Revenue is subject to fluctuation because of lease expirations, lease terminations, the timing of new lease transactions, tenant defaults and sales of properties. As of June 30, 2006, CPA®:14’s portfolio consisted of 234 properties leased to 72 tenants and totaling more than 23.7 million square feet. CPA®:14 was formed in 1997 and is managed by a wholly-owned subsidiary of W. P. Carey (the “advisor”). As a REIT, CPA®:14 is not subject to U.S. federal income taxation as long as it satisfies certain requirements relating to the nature of its income, the level of its distributions and other factors.

Current Developments and Trends

Current developments include:

Disposition Activity — In June 2006, a joint venture in which CPA®:14 and an affiliate hold 40% and 60% interests, respectively, sold a property in New York, New York for $200,012, net of closing costs, and recognized a gain on the sale of approximately $37,500, net of an approximate $10,250 writeoff of unrecoverable receivables related to future stated rent increases. In connection with the sale, the venture repaid the existing limited recourse mortgage obligation of $81,166 and incurred a charge for prepayment penalties and related costs totaling approximately $2,950. CPA®:14’s pro rata share of the gain on sale was $15,000 and pro rata share for the charge for prepayment penalties and related costs was $1,180.

In May 2006, CPA®:14 sold a property in Rochester, Minnesota to a third party for $35,512, net of closing costs and will recognize a gain of approximately $16,230. In connection with the sale, CPA®:14 repaid the existing limited recourse mortgage obligation of $11,631 and will incur a charge for prepayment penalties and related costs totaling approximately $1,585.

In October 2006, CPA®:14 and CPA®:12 completed the sale of a jointly owned investment in Hayward, California that is leased to ETEC Systems, Inc. to a third party for a total sales price of $98,000 and expects to recognize a gain of approximately $33,700. CPA®:14’s interest in the sales price and gain from this sale are approximately $28,550 and $7,295, respectively.

Tenant Activity — In June 2006, the advisor’s asset operating committee approved a plan to restructure a master lease agreement with Starmark Holdings LLC (“Starmark Holdings”) (formerly the parent of Starmark) covering 15 properties owned by a venture between CPA®:14 and certain of its affiliates and leased to Starmark Holdings under a master lease agreement. CPA®:14 owns a 41% interest in this venture and accounts for this investment under the equity method of accounting on its financial statements. CPA®:14’s interest in this investment had a carrying value of $18,697 as of June 30, 2006 and accounted for ($8,761) and $1,463 of income from equity investments for the six months ended June 30, 2006 and 2005, respectively. The loss for the current six-month period reflects the recognition of impairment charges totaling $25,000, of which CPA®:14’s pro rata share is $10,250, as described below. Under the terms of the restructuring, the master lease agreement will be terminated and ten properties will be re-leased among three new tenants unaffiliated with Starmark Holdings. In addition, four properties under the master lease agreement will be sold to one of the new tenants, the proceeds of which will be retained by the tenant as a lease inducement relating to six of the properties, and one property will be held for use by the venture.

Upon termination of the master lease agreement, the venture expects to retain security deposits and prepaid rent totaling approximately $7,600 in cash (of which CPA®:14’s pro rata share is approximately $3,100) and a lease termination payment, which is currently estimated to range between $6,500 and $10,500 (of which CPA®:14’s pro rata share is approximately $2,700 to $4,300). The amount and timing of the receipt of the lease termination payment is contingent upon the net proceeds Starmark Holdings expects to receive from the disposition of certain of its assets. The security deposit, prepaid rent and lease termination payment will be recognized as income upon termination of the master lease agreement, which is currently anticipated to occur during 2006.

In connection with this restructuring, the venture defeased/repaid the existing debt of approximately $101,100 (of which CPA®:14’s pro rata share is approximately $41,500) in July 2006 and expects to obtain new limited recourse financing of approximately $105,000 on the properties that will be re-leased (of which CPA®:14’s pro rata share is approximately $43,000). The venture incurred prepayment penalties and related debt defeasance costs totaling approximately $10,100 (of which CPA®:14’s pro rata share is approximately $4,100) during the quarter ended September 30, 2006.

As a result of approving the restructuring plan, the venture incurred charges totaling $25,000 during the quarter ended June 30, 2006 to write off intangible assets of $18,678 on properties leased to Starmark Holdings and an impairment charge of $6,322 to reduce the carrying value of the four properties to be sold to their estimated fair values. CPA®:14’s pro rata share of these charges totals $10,250.

CPA®:14’s share of the effects of the venture’s transactions will be reflected as part of income from equity investments in its statements of income in the periods described.

Also, in June 2006, CPA®:14 entered into an agreement with a third party in connection with a property in York, Pennsylvania. Under the terms of the agreement, CPA®:14’s existing warehouse facility will be demolished and the existing land will be redeveloped as part of the construction of a new retail shopping center. In connection with demolishing the property, CPA®:14 recognized a charge to depreciation expense of $3,730 to fully depreciate the property. On completion of construction, the third party will transfer to CPA®:14 a newly constructed retail facility with a tenant in place. The outstanding limited recourse mortgage obligation of $3,859 was defeased as a result of entering into this transaction.

Board of Directors Changes — The following changes have occurred:

•	On April 19, 2006, James D. Price resigned from CPA®:14’s board of directors. Mr. Price will remain an independent director of the boards of directors of CPA®:14’s affiliates, CPA®:12 and CPA®:16 — Global.

•	On April 25, 2006, Gordon F. DuGan resigned from CPA®:14’s board of directors in order to maintain a majority of independent directors on the board of directors, as provided in CPA®:14’s bylaws.

•	On June 7, 2006, the term of office of Charles E. Parente as a director ended. Mr. Parente, who was nominated and subsequently elected to the board of directors of W. P. Carey, did not stand for re-election for CPA®:14’s board of directors. Mr. Parente also did not stand for re-election for the boards of CPA®:12 and CPA®:15, both of which are affiliates of CPA®:14.

•	On July 5, 2006, Richard J. Pinola was appointed to CPA®:14’s board of directors. Mr. Pinola will serve as an independent director on the audit committee of the board of directors.

Financing Activity — In March 2006, CPA®:14 paid the remaining principal on a mortgage obligation of $8,677 that was scheduled to mature in October 2025 on a property in Midlothian, Virginia and retired an interest rate swap agreement on the mortgage at a cost of $147. In June 2006, CPA®:14 refinanced this property for $12,000. The new limited recourse mortgage financing has an annual fixed rate of 6.20% and a 10-year term.

In June 2006, CPA®:14 and W. P. Carey, which each own 50% interests in a property in Norcross, Georgia, paid a $20,599 balloon payment and refinanced the property for $30,000, of which CPA®:14’s share is $10,299 and $15,000, respectively. The new limited recourse mortgage financing has an annual fixed interest rate of 6.18% and a 10-year term.

In August 2006, CPA®:14 entered into a binding commitment letter with a financial institution for the provision of a $225,000 line of credit. The commitment letter provides for an initial loan term of three years and an annual interest rate of LIBOR plus 135 to 160 basis points. The line of credit will be guaranteed by all current and future subsidiaries of CPA®:14.

Quarterly Distribution — In March 2006, CPA®:14’s board of directors approved and increased the 2006 first quarter distribution to $.1924 per share payable in April 2006 to stockholders of record as of March 31, 2006. In June 2006, CPA®:14’s board of directors approved and increased the 2006 second quarter distribution to $.1929 per share payable in July 2006 to stockholders of record as of June 30, 2006. Also in June 2006, CPA®:14’s board of directors approved a special distribution of $.45 per share. In September 2006, CPA®:14’s board of directors approved the 2006 third quarter distribution of $.1929 per share payable in October 2006 to stockholders of record as of September 30, 2006.

Significant developments during 2005 include:

Investment Activity — In July 2005, CPA®:14 acquired a $1,993 expansion at an existing property in France.

In December 2005, through a joint venture in which CPA®:14 owns a 44.9% interest and CPA®:16 — Global owns the remaining 55.1% interest, CPA®:14 acquired vacant land at an existing facility leased to Dick’s Sporting Goods, Inc. and entered into an agreement to construct an expansion at this property. The acquisition of the vacant land and construction costs, which are estimated to approximate $18,500, will be funded by CPA®:16 — Global. Until construction of the expansion is completed, which is currently projected to be January 2007, rent on the existing facility will be paid to CPA®:14 and rent on the expansion facility will be paid to CPA®:16 — Global. Once construction is completed, CPA®:14 and CPA®:16 — Global will each receive its respective pro rata portion of the aggregate rent for the entire property.

Prior to completing this transaction, CPA®:14 entered into a defeasance transaction for the existing mortgage of $4,702 and recognized a charge on the extinguishment of debt of $784. As a result of this transaction, CPA®:14 has reclassified its investment in this property as an equity investment.

During 2005, CPA®:14 completed sales of properties for combined proceeds of $5,808, net of selling costs and recognized a combined gain of $465.

Tenant Activity — During 2005, CPA®:14’s tenants Tower Automotive, Collins and Aikman and Meridian Automotive which combined contributed approximately $8,790 in 2005 lease revenues, filed for bankruptcy protection. None of these tenants have indicated whether they will affirm or terminate their lease in connection with their bankruptcy reorganization. These tenants are current on their post-bankruptcy obligations.

SEC Investigation — W. P. Carey and Carey Financial are currently subject to an investigation by the SEC into payments made to third-party broker-dealers in connection with the distribution of REITs managed by W. P. Carey and other matters. Although no regulatory action has been initiated against W. P. Carey or Carey Financial in connection with the matters being investigated, CPA®:14 expects that the SEC may pursue an action in the future. The potential timing of any such action and the nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could materially affect W. P. Carey and the REITs managed by W. P. Carey, including CPA®:14.

Senior Management — The following changes in CPA®:14’s advisor’s senior management occurred during 2005:

•	In March 2005, Gordon F. DuGan was elected chief executive officer. Mr. DuGan was previously co-chief executive officer with Wm. Polk Carey, who remains chairman of the board.

•	In March 2005, Thomas E. Zacharias was appointed chief operating officer. Mr. Zacharias also continues to serve as managing director and head of the asset management department.

•	In May 2005, the board of directors accepted the resignation of John J. Park as chief financial officer and elected Claude Fernandez, who had been the chief accounting officer, as acting chief financial officer. Mr. Park is currently managing director — strategic planning.

•	In November 2005, Mark J. DeCesaris, managing director, was appointed acting chief financial officer and chief administrative officer. Mr. DeCesaris has been a consultant in the finance department since May 2005. Mr. Fernandez has resumed his responsibilities as chief accounting officer.

Sarbanes-Oxley — CPA®:14 will not be performing compliance testing in accordance with the Sarbanes-Oxley Act for 2005 as, pursuant to recently clarified SEC interpretations, CPA®:14 is no longer considered an accelerated filer. As a non-accelerated filer CPA®:14 is not required to perform compliance testing until 2007.

Current trends include:

CPA®:14 believes that low long-term interest rates by historical standards have created greater investor demand for yield-based investments, such as triple net leased real estate, thus creating increased capital flows and a more competitive investment environment.

Real estate valuations have risen significantly in recent years. To the extent that disposing of properties fits with CPA®:14’s strategic plans, CPA®:14 may look to take advantage of increases in real estate prices by selectively disposing of properties.

Increases in long-term interest rates would likely cause the value of CPA®:14’s real estate assets to decrease. Increases in interest rates may also have an impact on the credit quality of certain tenants. Rising interest rates would likely cause an increase in inflation and a corresponding increase in the Consumer Price Index (“CPI”). To the extent that the CPI increases, additional rental income streams may be generated for leases with CPI adjustment triggers and partially offset the impact of declining property values. In addition, CPA®:14 constantly evaluates its debt exposure and to the extent that opportunities exist to refinance and lock in lower interest rates over a longer term, CPA®:14 may be able to reduce its exposure to short term interest rate fluctuation.

CPA®:14 has foreign operations and as such is subject to risk from the effects of exchange rate movements in foreign currencies. CPA®:14 benefits from a weaker U.S. dollar and is adversely affected by a stronger U.S. dollar relative to foreign currencies. Although the U.S. dollar has weakened since December 31, 2005, CPA®:14’s results of operations related to foreign investments have been negatively impacted by the relative strengthening of the average exchange rate of the U.S. dollar as compared to the comparable period in 2005.

Companies in automotive-related industries (manufacturing, parts, services, etc.) are currently experiencing a challenging environment, which has resulted in several companies filing for bankruptcy protection. CPA®:14 currently has six tenants in automotive-related industries of which three are currently operating under bankruptcy protection. The tenants who have filed for bankruptcy protection have not indicated whether they will affirm their leases. For the six months ended June 30, 2006, these six tenants accounted for lease revenues of $7,159 and income from equity investments of $448 and have an aggregate carrying value of $114,206 as of June 30, 2006. Of these totals, the three tenants that filed for bankruptcy protection accounted for $4,490 of lease revenues during the six months ended June 30, 2006 and $68,266 of carrying value at June 30, 2006. In addition, these three tenants owe CPA®:14 approximately $230 as of June 30, 2006. In 2005, CPA®:14 had six tenants in automotive-related industries, of which three filed voluntary petitions of bankruptcy. These six tenants accounted for annual lease revenues of approximately $14,056 and income from equity investments of $819 and had an aggregate carrying value of $115,296 as of December 31, 2005. Of these totals, the three tenants that filed for bankruptcy protection accounted for approximately $8,790 of lease revenues during 2005 and $68,752 of carrying value at December 31, 2005. If conditions in this industry weaken, additional tenants may file for bankruptcy protection and may disaffirm their leases as part of their bankruptcy reorganization plans. The net result of these trends may have an adverse impact on CPA®:14’s results of operations.

For the six months ended June 30, 2006 and the year ended December 31, 2005, cash flow generated from operations was sufficient to fund distributions paid to stockholders and minority partners and scheduled mortgage principal payments.

How Management Evaluates Results of Operations

Management evaluates CPA®:14’s results of operations with a primary focus on the ability to generate cash flow necessary to meet its objectives of funding distributions to stockholders and overall property appreciation. As a result, management’s assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

Management considers cash flows from operations, cash flows from investing activities and cash flows from financing activities (as described on pages 176 and 177) to be important measures in the evaluation of CPA®:14’s results of operations, liquidity and capital resources. Cash flows from operations are sourced primarily from long-term lease contracts. Such leases are generally triple net and mitigate, to an extent, CPA®:14’s exposure to certain property operating expenses. Management’s evaluation of the amount and expected fluctuation of cash flows from operations is essential in assessing CPA®:14’s ability to fund operating expenses, service its debt and fund distributions to stockholders.

Management considers cash flows from operating activities plus cash distributions from equity investments in excess of equity income, as a supplemental measure of liquidity in evaluating CPA®:14’s ability to sustain distributions to stockholders. Management considers this measure useful as a supplemental measure to the extent the source of distributions in excess of equity income is the result of non-cash charges, such as depreciation and amortization because it allows management to evaluate such cash flows from consolidated and unconsolidated investments in a comparable manner. In deriving this measure, cash distributions from equity investments that are sourced from sales of the equity investee’s assets or refinancing of debt are excluded because they are deemed to be returns of investment.

Management focuses on measures of cash flows from investing activities and cash flows from financing activities in its evaluation of CPA®:14’s capital resources. Investing activities typically consist of the acquisition or disposition of investments in real property and the funding of capital expenditures with respect to real properties. Cash flows from financing activities primarily consist of the payment of distributions to stockholders, obtaining limited recourse mortgage financing generally in connection with the acquisition or refinancing of properties, and the payment of mortgage principal amortization. CPA®:14’s financing strategy has been to purchase substantially all of its properties with a combination of equity and limited recourse mortgage debt. A lender on a limited recourse mortgage loan has recourse only to the property collateralizing such debt and not to any of CPA®:14’s other assets. This strategy has allowed CPA®:14 to diversify its portfolio of properties and, thereby, limit its risk. In the event that a balloon payment comes due, CPA®:14 may seek to refinance the loan, restructure the debt with existing lenders, evaluate its ability to pay the balloon payment from its cash reserves or sell the property and use the proceeds to satisfy the mortgage debt.

CPA®:14’s operations consist of the investment in and the leasing of commercial real estate. Management’s evaluation of the sources of lease revenues for the six months ended June 30, 2006 and 2005 is as follows:

	Six Months Ended June 30,
	2006	2005

Rental income	$56,723	$56,731
Interest from direct financing leases	6,983	7,090

	$63,706	$63,821

We earned net lease revenues (i.e., rental income and interest income from direct financing leases) from our direct ownership of real estate from the following lease obligations:

	Six Months Ended June 30,
	2006	2005

Carrefour France, SAS(a)	$7,298	$7,299
PETsMART, Inc.(b)	4,240	4,152
Federal Express Corporation(b)	3,396	3,359
Nortel Networks Limited	3,000	3,000
Atrium Companies, Inc.	2,458	2,388
Caremark Rx, Inc.	2,150	2,150
Tower Automotive, Inc.(c)	2,097	2,002
Katun Corporation(a)	1,903	1,922
McLane Company Foodservice Inc.(b)	1,830	1,797
Metaldyne Company LLC	1,805	1,748
Collins & Aikman Corporation(c)	1,774	1,723
Perkin Elmer, Inc.(a)	1,678	1,740
APW North America Inc.	1,530	1,502
Amerix Corporation(d)	1,464	1,249
Builders FirstSource, Inc.(b)	1,291	1,255
Gibson Guitar Corp.(b)	1,231	1,296
Dick’s Sporting Goods, Inc.(e)	1,230	1,905
Gerber Scientific, Inc.	1,216	1,169
Waddington North America, Inc.	1,161	1,161
Buffets, Inc.	1,145	1,167
Institutional Jobbers Company	1,135	1,135
Best Buy Co., Inc.	1,128	1,107
Other(a)(b)	17,546	17,595

	$63,706	$63,821

(a)	Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(b)	Includes lease revenues applicable to minority interests. Minority interests included in the consolidated amounts above total $4,284 and $4,020 for the six months ended June 30, 2006 and 2005, respectively.

(c)	Filed for Chapter 11 bankruptcy protection during 2005.

(d)	Increase is due to a rent increase in November 2005.

(e)	Indiana property reclassified to an equity investment in December 2005 as a result of a transaction with CPA®:16 — Global.

We recognize income from equity investments of which lease revenues are a significant component. Our ownership interests range from 11.54% to 50%. Our share of net lease revenues in the following lease obligations is as follows:

	Six Months Ended June 30,
	2006	2005

Starmark Holdings, LLC(a)	$3,740	$3,721
True Value Company	2,528	2,533
Advanced Micro Devices, Inc.	1,742	1,742
Mercury Partners, LP and U-Haul Moving Partners Inc.	1,647	1,647
Applied Materials, Inc.(c)	1,637	1,639
CheckFree Holdings, Inc.	1,151	1,124
Special Devices, Inc.	1,076	1,019
Compucom Systems, Inc.	758	731
Textron, Inc.	676	657
Dick’s Sporting Goods, Inc.(b)	629	—

	$15,584	$14,813

(a)	In June 2006, the advisor approved a restructuring plan agreement with Starmark — see Current Developments and Trends section above.

(b)	Indiana property reclassified to an equity investment in December 2005 as a result of a transaction with CPA®:16 — Global.

(c)	CPA®:14 sold its interest in this property in October 2006.

CPA®:14’s operations consist of the investment in and the leasing of commercial real estate. Management’s evaluation of the sources of lease revenues for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005	2004	2003

Rental income	$113,427	$110,807	$105,861
Interest income from direct financing leases	14,112	13,430	13,010

	$127,539	$124,237	$118,871

For the years ended December 31, 2005, 2004 and 2003, CPA®:14 earned net lease revenues (i.e., rental income and interest income from direct financing leases) from its direct ownership of real estate from the following lease obligations:

	2005	%	2004	%	2003	%

Carrefour France, SAS (a)(b)	$14,460	11%	$13,696	11%	$11,597	10%
PETsMART, Inc.(c)	8,303	6	8,303	7	8,303	7
Federal Express Corporation(c)	6,742	5	6,669	5	6,596	5
Nortel Networks Limited	6,001	5	6,001	5	6,001	5
Atrium Companies, Inc.	4,787	3	4,574	4	4,457	4
Caremark Rx, Inc.	4,300	3	4,300	3	4,300	4
Tower Automotive, Inc.(d)	4,099	3	3,895	3	3,895	3
Katun Corporation(b)	3,815	3	3,815	3	3,739	3
Dick’s Sporting Goods, Inc.	3,697	3	3,811	3	3,811	3
McLane Company Food Service Inc.	3,601	3	3,560	3	3,522	3
Metaldyne Company LLC	3,553	3	3,307	3	3,207	2
Collins & Aikman Corporation	3,473	3	3,373	3	3,296	2
Perkin Elmer, Inc.(b)	3,370	2	3,394	3	2,985	2
APW North America Inc.	3,027	2	2,954	2	2,857	2
Amerix Corp.	2,569	2	2,497	2	2,477	2
Gibson Guitar Corp.	2,566	2	2,529	2	2,489	2
Builders FirstSource, Inc.	2,521	2	2,497	2	2,425	2
Gerber Scientific, Inc.	2,361	2	2,276	2	2,202	2
Waddington North America, Inc.	2,321	2	2,280	2	2,038	2
Buffets, Inc.	2,280	2	2,272	2	2,224	2
Institutional Jobbers Company	2,271	2	2,271	2	2,271	2
Best Buy Co., Inc.	2,235	2	2,004	2	2,004	2
Consolidated Theatres Holding, G.P.	2,092	2	1,759	1	1,733	1
Career Education Corp.(f)	2,018	1	1,967	1	978	1
Other (b)(c)	31,077	24	30,233	22	29,464	25

	$127,539	100%	$124,237	100%	$118,871	100%

(a)	An expansion at this property was completed in July 2003. An additional expansion was completed in July 2005.

(b)	Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(c)	Includes lease revenues applicable to minority interests. Minority interests included in the consolidated amounts above total $8,040, $7,975 and $7,838 for the years ended December 31, 2005, 2004 and 2003, respectively.

(d)	Tower Automotive filed for Chapter 11 bankruptcy protection in February 2005.

(e)	Investment was placed into service in June 2003.

CPA®:14 recognizes income from equity investments of which lease revenues are a significant component. CPA®:14’s ownership interests range from 11.54% to 50%. For the years ended December 31, 2005, 2004 and 2003, CPA®:14’s share of net lease revenues in the following lease obligations is as follows:

	2005	%	2004	%	2003	%

Starmark Holdings, L.L.C.(a)	$7,461	22%	$7,492	22%	$6,713	22%
Clear Channel Communications, Inc.	5,660	16	5,660	17	5,660	18
True Value Company(b)	5,065	14	5,065	15	5,065	17
Advanced Micro Devices, Inc.(b)	3,484	10	3,259	10	3,259	11
Mercury Partners, LP and U-Haul Moving Partners Inc.(c)	3,294	9	2,215	7	—	—
Applied Materials, Inc.(e)	3,277	9	3,249	10	3,097	10
CheckFree Holdings, Inc.(b)	2,247	6	2,180	6	2,128	7
Special Devices, Inc.(b)	2,088	6	2,039	6	1,995	6
Compucom Systems, Inc.(b)	1,489	4	1,408	4	1,408	5
Textron, Inc.	1,333	4	1,240	3	1,240	4
Dick’s Sporting Goods, Inc.(d)	113	—	—	—	—	—

	$35,511	100%	$33,807	100%	$30,565	100%

(a)	The Starmark interest was acquired in February 2003.

(b)	Increase is due to a rent increase.

(c)	Interest in this investment was acquired in April 2004.

(d)	Investment reclassified to an equity investment in November 2005 as a result of a transaction with CPA®:16 — Global.

(e)	CPA®:14 sold its interest in this property in October 2006.

Results of Operations

Lease Revenues

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, lease revenues (rental income and interest income from direct financing leases) decreased by $115 primarily as a result of reductions totaling $1,583, including $676 from the reclassification of the Dick’s Sporting Goods property to an equity investment, $469 from the impact of fluctuations in average foreign currency exchange rates as compared to the comparable prior year period, $234 from a lease restructuring and $204 from a decrease in sales override revenues. These reductions were substantially offset by rent increases at several properties totaling $1,434. CPA®:14’s leases generally have rent increases based on formulas indexed to increases in the CPI or other indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, lease revenues increased by $3,302 primarily as a result of $2,925 from rent increases at several properties. Rent from new leases and renewals at existing properties also contributed to the increase. CPA®:14’s leases generally have rent increases based on formulas indexed to increases in the CPI or other indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future.

Recent lease activity includes:

•	In February 2005, a tenant exercised a five-year renewal option on its lease for property in California, which resulted in an increase in annual lease revenue of approximately $250.

•	In July 2005, CPA®:14 acquired a $1,993 expansion at an existing property in France, which will generate additional annual rent of approximately $180 subject to fluctuations in foreign exchange rates.

•	In September 2005, CPA®:14 entered into a net lease agreement with a new tenant for the remaining space in a property in Utah, which had been partially vacant. CPA®:14 expects this lease to generate annual lease revenues of approximately $490 upon completion of improvements at the property.

•	In December 2005, CPA®:14 entered into a transaction with CPA®:16 — Global, an affiliate, where CPA®:16 — Global acquired a 55.1% interest in CPA®:14’s property leased to Dick’s Sporting Goods, Inc. (See “Significant developments during 2005.”) In connection with this transaction, CPA®:14 has reclassified this property as an equity investment.

•	During 2005, CPA®:14’s tenants Tower Automotive, Collins and Aikman and Meridian Automotive, which combined contributed approximately $4,100, $3,475 and $1,215 in 2005 lease revenues, respectively, filed for bankruptcy protection. CPA®:14 cannot predict whether either company will affirm or terminate its lease in connection with its bankruptcy reorganization.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, lease revenues increased by $5,366 primarily as a result of the completion of several build-to-suit projects ($2,094), scheduled rent increases ($1,806), new leases ($1,158) and the impact of favorable changes in foreign exchange rates on rents from foreign properties ($1,669). These increases were partially offset by a $1,337 decrease in lease revenues due to the termination of two leases in 2003.

Other Operating Income

Other operating income generally consists of costs reimbursable by tenants, lease termination payments and other non-rent related revenues including, but not limited to, settlements of claims against former lessees. CPA®:14 receives settlements in the ordinary course of business; however, the timing and amount of such settlements cannot always be estimated. Reimbursable costs are recorded as both income and property expense and, therefore, have no impact on net income.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, other operating income increased $832, primarily due to an increase in reimbursable tenant costs.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, other operating income decreased $2,557, primarily due to the recognition of $2,588 from the forfeiture of a security deposit in 2003.

Depreciation Expense

For the six months ended June 30, 2006 and 2005, depreciation expense increased by $3,681, primarily due to a $3,730 depreciation charge related to the demolition of CPA®:14’s York, Pennsylvania property in connection with its redevelopment, as described in Current Developments and Trends above.

Property Expenses

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, property expenses decreased by $1,125. This decrease reflects a reduction in real estate taxes of $402 primarily due to the payment in 2005 of real estate taxes at certain properties, including properties which were partially vacant in 2005 but were re-leased during 2006; a decrease in asset management and performance fees paid to CPA®:14’s advisor of $260; a non-recurring $188 repair expenditure at a property in California in 2005; and a decrease in reimbursable tenant costs of $162. CPA®:14’s annual portfolio valuation resulted in an overall reduction of real estate valuations primarily due to reductions related to three tenants in the automotive industry who filed voluntary petitions of bankruptcy in 2005 (see Current Developments and Trends above), which affects the amount of asset management and performance fees payable to the advisor. Actual recoveries of reimbursable tenant costs are recorded as both revenue and expense and therefore have no impact on net income.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, property expense increased by $2,462 primarily due to an increase in asset management and performance fees of $1,030, an increase in reimbursable tenant costs of $948, professional fees and other costs totaling $185 related to two underperforming properties and a $188 repair expenditure at a property in California.

The increase in the asset management and performance fees paid to the advisor are a result of increases in property values pursuant to the annual third party valuation of CPA®:14’s portfolio as of December 31, 2004. CPA®:14 incurred legal and other costs in 2005 related to properties leased to Collins & Aikman and Tower Automotive as both tenants filed for bankruptcy protection in 2005. Actual recoveries of reimbursable tenant costs are recorded as both revenue and expense and therefore have no impact on net income.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, property expense increased by $1,548, primarily due to a $1,980 increase in asset management and performance fees which was the result of both the growth of CPA®:14’s asset base and the appreciation of existing properties as determined by the initial third party valuation of CPA®:14’s portfolio as of December 31, 2003. This increase was partially offset by lower provisions for uncollected rents.

General and Administrative Expenses

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, general and administrative expenses increased by $225 as a result of an increase in CPA®:14’s share of rental expenses under an office-sharing agreement and an increase in investor related costs, including printing and proxy solicitation costs. These increases were partially offset by a reduction in accounting fees as, pursuant to recently clarified SEC interpretations, CPA®:14 is no longer considered an accelerated filer and therefore is not required to perform compliance testing under the Sarbanes-Oxley Act until 2007.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, general and administrative expenses decreased by $2,253, primarily due to a $1,583 reduction in payments to broker dealers, which reflected the discontinuance of payments to a broker dealer of account maintenance fees. These account maintenance fees are among the payments that are a subject of the SEC investigation as described in the registration statement. General and administrative expenses also benefited from a $231 decline in expenses of W. P. Carey allocated to CPA®:14 due to a decline in time dedicated to CPA®:14 by W. P. Carey employees, and a $196 reduction in acquisition expenses. The foregoing effects were offset in part by increased state and local income taxes.

Impairment Charges

During 2003, CPA®:14 recognized impairment charges of $3,103, primarily related to a $2,900 charge on the property in Gardena, California formerly leased to Scott Companies Inc. This property was written down to its estimated fair value following Scott’s default on its lease.

Income from Equity Investments

Income from equity investments represents CPA®:14’s proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which CPA®:14 has been deemed to have a non-controlling interest but exercises significant influence.

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, income from equity investments increased by $5,873, primarily due to the recognition of CPA®:14’s pro rata share of the gain on sale of the New York property of $16,249, which was partially offset by prepayment penalties and related costs of $1,192 incurred as a result of paying off the existing limited recourse mortgage on this property and by CPA®:14’s pro rata share of the impairment charges related to the Starmark properties of $10,250 (see Current Developments and Trends above). The reclassification of the Dick’s Sporting Goods property as an equity investment in November 2005 also contributed additional income from equity investments of $565 for the six months ended June 30, 2006.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, income from equity investments increased by $1,494 primarily due to $743 from rent increases at several properties, $456 from the full-year effect of an acquisition in April 2004 of an 11.54% interest in a limited partnership which purchased 78 self-storage and truck leasing facilities leased under the U-Haul brand name and $92 from the reclassification of CPA®:14’s investment in Dick’s Sporting Goods.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, income from equity investments increased by $1,312 primarily due to $652 from CPA®:14’s April 2004 investment in facilities leased under the

U-Haul brand name, $309 from the full year effect of its investment in Starmark Camhood, LLC in February 2003 and $258 from rent increases at several properties.

Gain on Derivative Instruments and Other Gains, Net

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, gain on derivative instruments and other gains, net decreased by $2,230 primarily due to the recognition of a realized gain of $2,192 in 2005 as a result of a transaction by American Tire Distributors, Inc. to redeem its outstanding warrants.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, gain on derivative instruments, net increased by $5,990 primarily as a result of realized and unrealized gains on common stock warrants and a change in the value of an interest rate swap. In April 2005, CPA®:14 recognized a realized gain of $2,192 on common stock warrants as a result of the completion of a redemption transaction by American Tire Distributors, Inc. of its outstanding warrants. CPA®:14 recognized an unrealized gain of $2,548 in the fourth quarter of 2005 on common stock warrants in PW Eagle, Inc. as the result of increases in PW Eagle’s stock price. In December 2005 CPA®:14 exercised its option to convert the PW Eagle warrants into common stock. During 2005, CPA®:14 recognized an unrealized gain of $426 on an interest rate swap contract that does not qualify as a hedge for financial accounting purposes, as compared with a $655 unrealized loss in 2004.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, loss on derivative instruments, net increased by $699, primarily as the result of the $655 unrealized loss on the interest rate swap contract and declines in the value of several common stock warrants.

Gain (Loss) on Foreign Currency Transactions, Net

CPA®:14 has foreign operations in Europe and the United Kingdom which are subject to the effects of exchange rate movements of the Euro and the British Pound. For these currencies CPA®:14 is a net receiver of the foreign currency (CPA®:14 receives more cash than it pays out) and therefore CPA®:14’s foreign investments benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. CPA®:14 recognizes realized foreign currency translation gains (losses) upon the repatriation of cash from its foreign investments and recognize unrealized foreign currency translation gains (losses) due to changes in foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries.

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, CPA®:14 recognized a gain on foreign currency transactions, net of $567 as compared with a loss of $251 in the comparable prior year period. This change of $818 is primarily due to increases in unrealized gains on foreign currency as the result of the weakening of the U.S. dollar since December 31, 2005, as compared with its strengthening during the comparable period in 2005.

2005 VS. 2004 — For the year ended December 31, 2005, CPA®:14 recognized a net loss on foreign currency transactions of $446 as compared with a gain of $1,438 for the year ended December 31, 2004. The loss is primarily due to the strengthening of the U.S. dollar during 2005 and is partially offset by realized gains on the transfer of cash from foreign subsidiaries.

2004 VS. 2003 — For the year ended December 31, 2004, CPA®:14 recognized a gain on foreign currency of $1,438 as compared with a gain of $1,040 for the year ended December 31, 2003. These gains, primarily resulting from the transfer of cash from foreign subsidiaries, reflect the weakening of the U.S. dollar throughout 2003 and 2004.

Interest Expense

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, interest expense decreased by $1,020, primarily due to a reduction in interest payments of $836 resulting from scheduled mortgage principal payments and prepaying mortgage balances in 2005 and 2006 and a $209 reduction due to the reclassification of the Dick’s Sporting Goods property as an equity investment. Additionally, interest expense also decreased by $324 from the impact of fluctuations in average foreign currency exchange rates as compared to the comparable prior year period. These reductions were partially offset by increased interest rates on variable rate debt and costs incurred with the prepayment of a mortgage balance.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, interest expense decreased by $234 primarily due to $571 in lower interest payments resulting from a reduction in mortgage notes payable of $17,136 from paying scheduled principal payments, prepayment of mortgage principal obligations and defeasance of the Dick’s Sporting Goods mortgage as well as a $419 decrease in interest on deferred acquisition fees as a result of making the January 2005 deferred acquisition fee installment payment. These decreases were partially offset by a charge on extinguishment of debt of $784 in the fourth quarter of 2005 in connection with the defeasance of the mortgage collateralized by the Dick’s Sporting Goods property.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, interest expense increased $1,100 primarily due to interest on new mortgages obtained in 2003 and increases in foreign currency exchanges rates for the Euro and the British Pound. These increases were partially offset by an $11,046 reduction in mortgage notes payable balances as a result of making scheduled mortgage principal payments. During 2003, CPA®:14 obtained $27,477 of new mortgages collateralized by properties leased to Carrefour, Career Education Group and UTI Holdings.

Income from Discontinued Operations

Income from discontinued operations of $12,677 for the six months ended June 30, 2006, includes a $14,178 gain on the sale of a property in Minnesota which was sold in May 2006, partially offset by prepayment penalties totaling $1,586 in connection with the prepayment of the limited mortgage on this property.

Included in income from discontinued operations for 2005, 2004 and 2003 are the results of operations of properties in California and Minnesota. The California property was sold in February 2005, at which time CPA®:14 recognized a gain of $196.

Net Income

2006 VS. 2005 — For the six months ended June 30, 2006 and 2005, net income increased $14,405, primarily due to the recognition of gains totaling $30,427, including CPA®:14’s pro rata share on a property accounted for under the equity method. These gains were partially offset by the recognition of CPA®:14’s pro rata share of an impairment charge of $10,250 and the recognition of a $3,740 charge to depreciation expense in connection with the demolition of a property. The net increase in net income was also partially offset by the recognition in 2005 of a $2,192 gain on the sale of warrants. These variances are described above.

2005 VS. 2004 — For the years ended December 31, 2005 and 2004, net income increased $8,309, primarily due to increases in lease revenue and income from equity investments totaling $4,796 and a $5,990 increase in gain (loss) on derivative instruments, net. These increases were partially offset by an increase in property expense of $2,450. These variances are described above.

2004 VS. 2003 — For the years ended December 31, 2004 and 2003, net income increased $5,120, primarily due to an increase in total revenues of $2,813 in 2004 and the recognition of impairment charges on real estate of $3,103 in 2003, both of which are described above.

Financial Condition

Uses of Cash During the Period

Cash and cash equivalents totaled $91,596 as of June 30, 2006, an increase of $53,725 from the December 31, 2005 balance. CPA®:14 believes that it has sufficient cash balances to meet its working capital needs. CPA®:14’s sources and use of cash during the period are described below.

Operating Activities — One of CPA®:14’s objectives is to use the cash flow from net leases to meet operating expenses, service debt and fund distributions to stockholders. For the six months ended June 30, 2006, cash flows from operating activities were sufficient to fund distributions to stockholders of $26,274, meet scheduled principal payment installments on mortgage debt of $6,087 and distribute $1,750 to minority partners.

For the year ended December 31, 2005, cash flows from operating activities of $70,895 were sufficient to pay distributions to stockholders of $51,905, meet scheduled mortgage principal installments of $12,433 and distribute $3,579 to minority interest partners.

Investing Activities — CPA®:14’s investing activities are generally comprised of real estate transactions (purchase and sales), payment of its annual installment of deferred acquisition fees and capitalized property-related costs. CPA®:14 received proceeds of $35,512 from the May 2006 sale of a property in Rochester, Minnesota, of which $21,741 was placed in a restricted account for use in a potential future investment. These funds were released in July 2006 as the contemplated investment was not consummated. CPA®:14 also received $49,160 in capital distributions from equity investments, including $44,610 related to the sale of the Clear Channel property and $4,550 from a mortgage refinancing at a property in Norcross, Georgia, of which $35,707 represents distributions in excess of cumulative income from equity investments. In addition, CPA®:14 received net proceeds of $2,986 from the sale of its holdings in PW Eagle, Inc. common stock. The annual installment of deferred acquisition fees is paid to CPA®:14’s advisor each January and was $3,514 in 2006.

During 2005, proceeds from the sale of securities included $7,000 from the sale of auction-rate securities and $2,432 from the sale of warrants in connection with the completion of a redemption transaction by American Tire Distributors, Inc. of its outstanding warrants. Proceeds from the sale of real estate include $4,116 from the sale of a property in California and $1,625 from the sale of excess land at an existing property in Minnesota. During 2005, CPA®:14 used $1,993 to acquire an expansion at a property in France and $1,229 to fund tenant improvements for a new lessee and acquire land in Utah. The annual installment of deferred acquisition fees is paid to the advisor each January and was $3,420 in 2005.

Financing Activities — In addition to making scheduled mortgage principal payments, paying distributions to stockholders and minority partners, CPA®:14 prepaid mortgage obligations totaling $24,167 during the six months ended June 30, 2006, including $11,631 in connection with the sale of the Minnesota property, $3,859 for the defeasance of the mortgage at the York, Pennsylvania property and $8,677 for the payoff of the mortgage at the Midlothian, Virginia property, which CPA®:14 subsequently refinanced for $12,000. CPA®:14 also used $4,481 to purchase treasury shares through a redemption plan which allows stockholders to sell shares back to CPA®:14, subject to certain limitations, and received $3,229 as a result of issuing shares through its Distribution Reinvestment and Share Purchase Plan.

During 2005, CPA®:14 used $4,702 to defease the mortgage collateralized by the Dick’s Sporting Goods property, sales proceeds of $2,184 from the sale of property in California to pay off an outstanding mortgage principal balance and sales proceeds of $1,625 from the sale of excess land in Minnesota to reduce the outstanding mortgage principal balance on this property. During 2005, CPA®:14 used $8,972 to purchase treasury shares through a redemption plan which allows stockholders to sell shares back to CPA®:14, subject to certain limitations. CPA®:14 also obtained $6,697 as a result of issuing shares through its distribution reinvestment and share purchase plan.

CPA®:14 holds a participation in a mortgage pool consisting of $172,335 of mortgage debt collateralized by properties and lease assignments on properties owned by it and three affiliates. With these affiliates, CPA®:14 also purchased subordinated interests of $24,129 in which it owns a 25% interest. The subordinated interests are payable only after all other classes of ownership receive their stated interest and related principal payments. The subordinated interests, therefore, could be affected by any defaults or nonpayment by lessees. As of June 30, 2006, there have been no defaults.

Cash Resources

As of June 30, 2006, CPA®:14 had $91,596 in cash and cash equivalents which will primarily be used for working capital needs, payment of the special cash distribution declared in June 2006 and paid in July 2006 totaling $30,836 and, if it is approved, for the proposed merger with CPA®:12 (see below). As described below, CPA®:14 arranged for an unsecured line of credit in August 2006 to borrow $225,000, which will be used to finance the merger with CPA®:12 and may be used for working capital needs. CPA®:14 may also incur debt on unleveraged properties with a carrying value of $55,899 as of June 30, 2006.

Holders of CPA®:12 shares as of the close of business on the record date may elect to receive common stock of CPA®:14 (or Holdings if the alternate merger is used) or cash in the merger. Depending upon the number of stockholders who elect cash, CPA®:14 may need to borrow funds to supplement its own available cash resources. CPA®:14 has entered into a binding commitment letter with a financial institution for the provision of a $225,000 line of credit. The commitment letter provides for an initial loan term of three years and an annual interest rate of LIBOR plus 135 to 160 basis points. The line of credit will be guaranteed by all current and future subsidiaries of CPA®:14. In addition, W. P. Carey has agreed to make available to CPA®:14 an additional loan of up to $50 million which would be funded using an existing W. P. Carey credit line. The loan from W. P. Carey to CPA®:14 would have a maturity date of May 2007 and bear interest ranging between LIBOR plus 110 basis points and 145 basis points, which are the same terms as the existing W. P. Carey credit line.

Cash Requirements

During the next twelve months, cash requirements will include the payment of the special cash distribution of $30,836, scheduled mortgage principal payment installments, paying distributions to stockholders and minority partners as well as other normal recurring operating expenses. CPA®:14 may also seek to use its cash to make new investments to further diversify its portfolio and maintain cash balances sufficient to meet working capital needs. Based on the projected increase in operating cash flows from scheduled rent increases and reduced interest expense, cash flow from operations is expected to be sufficient to meet operating cash flow objectives during the next twelve months.

Effects of Proposed Merger with CPA®:12

If approved, the proposed merger with CPA®:12 may have a significant effect on CPA®:14’s cash and cash equivalents. If approximately 50% of CPA®:12’s stockholders choose to receive cash rather than CPA®:14’s shares (as was the case in the merger during 2004 between two of the advisor’s managed REITs), CPA®:14 would require cash resources of approximately $160,000 to consummate the merger. CPA®:14 expects to obtain these cash resources from the following sources:

•	Existing cash balances — after payment of the special cash distribution, we will have approximately $60,000 in cash.

•	Unsecured line of credit of $225,000.

•	Borrowing from the advisor’s line of credit: If needed, CPA®:14 may borrow up to $50,000 from the advisor’s line of credit at rates which equal the advisor’s annual variable interest rate (8.25% as of June 30, 2006).

Although CPA®:14 does not expect all CPA®:12 stockholders to choose to receive cash in the proposed merger, the cash resources described above would be available and used if this were to happen.

Summary of Financing

The table below summarizes CPA®:14’s mortgage notes payable as of June 30, 2006 and 2005, respectively.

	June 30,
	2006	2005

Balance:
Fixed rate	$634,387	$650,871
Variable rate	18,032	27,134

Total	$652,419	$678,005

Percent of total debt:
Fixed rate	97%	96%
Variable rate	3%	4%

Total	100%	100%

Weighted average interest rate at end of period:
Fixed rate	7.39%	7.44%
Variable rate	6.88%	4.93%

Aggregate Contractual Agreements

The table below summarizes CPA®:14’s contractual obligations as of June 30, 2006 and the effect that such obligations are expected to have on its liquidity and cash flow in future periods.

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Mortgage notes payable — Principal	$652,419	$12,948	$37,307	$214,172	$387,992
Mortgage notes payable — Interest(1)	281,672	48,188	93,026	75,551	64,907
Deferred acquisition fees due to affiliate — Principal	12,910	3,514	6,037	2,955	404
Deferred acquisition fees due to affiliate — Interest	2,028	775	933	290	30
Subordinated disposition fees(2)	2,582	—	—	—	2,582
Operating leases(3)	5,740	334	1,105	1,128	3,173

	$957,351	$65,759	$138,408	$294,096	$459,088

(1)	Interest on variable rate debt obligations was calculated using the applicable variable interest rate as of June 30, 2006.

(2)	Payable to the advisor, subject to meeting contingencies, in connection with any liquidity event.

(3)	Operating lease obligations consist primarily of CPA®:14’s share of minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Such amounts are allocated among the entities based on gross revenues and are adjusted quarterly.

Amounts in the above table related to CPA®:14’s foreign operations are based on the exchange rate of the local currencies as of June 30, 2006.

As of June 30, 2006, CPA®:14 had no material capital lease obligations for which it was the lessee, either individually or in the aggregate.

In connection with the purchase of its properties, CPA®:14 requires the sellers to perform environmental reviews. CPA®:14 believes, based on the results of such reviews, that its properties were in substantial compliance with Federal and state environmental statutes at the time the properties were acquired. However, portions of certain properties have been subject to some degree of contamination, principally in connection with either leakage from underground storage tanks, surface spills from facility activities or historical on-site activities. In most instances where contamination has been identified, tenants are actively engaged in the remediation process and addressing identified conditions. Tenants are generally subject to environmental statutes and regulations regarding the discharge of hazardous materials and any related remediation obligations. In addition, CPA®:14’s leases generally require tenants to indemnify it from all liabilities and losses related to the leased properties with provisions of such indemnification specifically addressing environmental matters. The leases generally include provisions which allow for periodic environmental assessments, paid for by the tenant, and allow CPA®:14 to extend leases until such time as a tenant has satisfied its environmental obligations. Certain of the leases allow CPA®:14 to require financial assurances from tenants such as performance bonds or letters of credit if the costs of remediating environmental conditions are, in CPA®:14’s estimation, in excess of specified amounts. Accordingly, CPA®:14 believes that the ultimate resolution of any environmental matter should not have a material adverse effect on its financial condition, liquidity or results of operations.

Critical Accounting Estimates

CPA®:14’s significant accounting policies are described in Note 2 to the consolidated financial statements in CPA®:14’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Many of these accounting policies require certain judgment and the use of certain estimates and assumptions when applying these policies in the preparation of CPA®:14’s consolidated financial statements. On a quarterly basis, CPA®:14 evaluates these estimates and judgments based on historical experience as well as other factors that it believes to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are listed below.

Classification of Real Estate Assets

CPA®:14 classifies its directly owned leased assets for financial reporting purposes as either real estate leased under the operating method or net investment in direct financing leases at the inception of a lease or when significant lease terms are amended. This classification is based on several criteria, including, but not limited to, estimates of the remaining economic life of the leased assets and the calculation of the present value of future minimum rents. In determining the classification of a lease, CPA®:14 uses estimates of remaining economic life provided by third party appraisals of the leased assets. The calculation of the present value of future minimum rents includes determining a lease’s implicit interest rate, which requires an estimate of the residual value of leased assets as of the end of the non-cancelable lease term. Different estimates of residual value result in different implicit interest rates and could possibly affect the financial reporting classification of leased assets. The contractual terms of CPA®:14’s leases are not necessarily different for operating and direct financing leases; however the classification is based on accounting pronouncements which are intended to indicate whether the risks and rewards of ownership are retained by the lessor or substantially transferred to the lessee. CPA®:14’s management believes that CPA®:14 retains certain risks of ownership regardless of accounting classification. Assets classified as net investment in direct financing leases are not depreciated and, therefore, the classification of assets may have a significant impact on net income even though it has no effect on cash flows.

Identification of Tangible and Intangible Assets in Connection with Real Estate Acquisitions

In connection with the acquisition of properties, purchase costs will be allocated to tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of tangible assets, consisting of land, buildings and tenant improvements, will be determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships will be recorded at their relative fair values. Below-market value of leases will also be recorded at their relative fair values and will be included in other liabilities in CPA®:14’s financial statements which are included in CPA®:14’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

The value attributed to tangible assets will be determined in part using a discount cash flow model which is intended to approximate what a third party would pay to purchase the property as vacant and rent at current “market” rates. In applying the model, CPA®:14 will assume that the disinterested party would sell the property at the end of a market lease term. Assumptions used in the model will be property-specific as it is available; however, when certain necessary information is not available, CPA®:14 will use available regional and property-type information. Assumptions and estimates will include a discount rate or internal rate of return, marketing period necessary to put a lease in place, carrying costs during the marketing period, leasing commissions and tenant improvements allowances, market rents and growth factors of such rents, market lease term and a cap rate to be applied to an estimate of market rent at the end of the market lease term.

Above-market and below-market lease intangibles will be based on the difference between the market rent and the contractual rents and will be discounted to a present value using an interest rate reflecting CPA®:14’s assessment of the risk associated with the lease acquired. If CPA®:14 acquires properties subject to net leases, it will consider the credit of the lessee in negotiating the initial rent.

The total amount of other intangibles is allocated to in-place lease values and tenant relationship intangible values based on CPA®:14’s evaluation of the specific characteristics of each tenant’s lease and CPA®:14’s overall relationship with each tenant. Characteristics CPA®:14 considers in allocating these values include the expectation of lease renewals, nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant and the tenant’s credit quality, among other factors. Intangibles for above-market and below-market leases, in-place lease intangibles and tenant relationships are amortized over their estimated useful lives. In the event that a lease is terminated, the unamortized portion of each intangible, including market rate adjustments, in-place lease values and tenant relationship values, are charged to expense.

Factors considered include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Estimated carrying costs include real estate taxes, insurance, other property operating costs, expectation of funding tenant improvements and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on assessments of specific market conditions. Estimated costs to execute leases include commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property.

Basis of Consolidation

CPA®:14’s consolidated financial statements include CPA®:14’s accounts and its wholly owned subsidiaries. At June 30, 2006, CPA®:14 was not the primary beneficiary of any variable interest entity (“VIE”). All material inter-entity transactions have been eliminated.

For acquisitions of an interest in an entity or newly formed joint venture or limited liability company, CPA®:14 evaluates the entity to determine if the entity is deemed a VIE, and if CPA®:14 is deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). Entities that meet one or more of the criteria listed below are considered VIEs.

•	CPA®:14’s equity investment is not sufficient to allow the entity to finance its activities without additional third party financing;

•	CPA®:14 does not have the direct or indirect ability to make decisions about the entity’s business;

•	CPA®:14 is not obligated to absorb the expected losses of the entity;

•	CPA®:14 does not have the right to receive the expected residual returns of the entity; and

•	CPA®:14’s voting rights are not proportionate to its economic interests, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

CPA®:14 consolidates the entities that are VIEs when CPA®:14 is deemed to be the primary beneficiary of the VIE. For entities where CPA®:14 is not deemed to be the primary beneficiary of the VIE and its ownership is 50% or less and it has the ability to exercise significant influence as well as jointly-controlled tenancy-in-common interests CPA®:14 uses the equity accounting method, i.e. at cost, increased or decreased by its share of earnings or losses, less distributions. When events occur, CPA®:14 will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations.

Impairments

Impairment charges may be recognized on long-lived assets, including but not limited to, real estate, direct financing leases, equity investments and assets held for sale. Estimates and judgments are used when evaluating whether these assets are impaired. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, CPA®:14 performs projections of undiscounted cash flows, and if such cash flows are insufficient, the assets are adjusted (i.e., written down) to their estimated fair value. An analysis of whether a real estate asset has been impaired requires CPA®:14 to make its best estimate of market rents, residual values and holding periods. In CPA®:14’s evaluations, it generally obtains market information from outside sources; however, such information requires CPA®:14 to determine whether the information received is appropriate to the circumstances. As CPA®:14’s investment objective is to hold properties on a long-term basis, holding periods used in the analyses generally range from five to ten years. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets can vary within a range of outcomes. CPA®:14 will consider the likelihood of possible outcomes in determining the best possible estimate of future cash flows. Because in most cases, each of CPA®:14’s properties is leased to one tenant, it is more likely to incur significant writedowns when circumstances change because of the possibility that a property will be vacated in its entirety and, therefore, it is different from the risks related to leasing and managing multi-tenant properties. Events or changes in circumstances can result in further noncash writedowns and impact the gain or loss ultimately realized upon sale of the assets.

CPA®:14 performs a review of its estimate of residual value of its direct financing leases at least annually to determine whether there has been an other than temporary decline in the current estimate of residual value of the underlying real estate assets (i.e., the estimate of what CPA®:14 could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value, that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue. While an evaluation of potential impairment of real estate accounted for under the operating method is determined by a change in circumstances, the evaluation of a direct financing lease can be affected by changes in long-term market conditions even though the obligations of the lessee are being met. Changes in circumstances include, but are not limited to, vacancy of a property not subject to a lease and termination of a lease. CPA®:14 may also assess properties for impairment because a lessee is experiencing financial difficulty and because management expects that there is a reasonable probability that the lease will be terminated in a bankruptcy proceeding or a property remains vacant for a period that exceeds the period anticipated in a prior impairment evaluation.

Investments in unconsolidated joint ventures are accounted for under the equity method and are recorded initially at cost as equity investments and are subsequently adjusted for CPA®:14’s proportionate share of earnings and cash contributions and distributions. On a periodic basis, CPA®:14 assesses whether there are any indicators that the value of equity investments may be impaired and whether or not that impairment is other than temporary. To the extent impairment has occurred, the charge is measured as the excess of the carrying amount of the investment over the fair value of the investment.

When CPA®:14 identifies assets as held for sale, it discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If in CPA®:14’s opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and a valuation allowance is established. To the extent that a purchase and sale agreement has been entered into, the allowance is based on the negotiated sales price. To the extent that CPA®:14 has adopted a plan to sell an asset but has not entered into a sales agreement, CPA®:14 will make judgments of the net sales price based on current market information. CPA®:14 will continue to review the initial valuation for subsequent changes in the fair value less cost to sell and will recognize an additional impairment charge or a gain (not to exceed the cumulative loss previously recognized.) If circumstances arise that previously were considered unlikely and, as a result, CPA®:14 decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Provision for Uncollected Amounts from Lessees

On an ongoing basis, CPA®:14 assesses its ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because CPA®:14 has a limited number of lessees (22 lessees represented more than 72% of year-to-date rental income during the six months ended June 30, 2006), it believes that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. CPA®:14 generally recognizes a provision for uncollected rents and other tenant receivables and measures its allowance against actual arrearages. For amounts in arrears, CPA®:14 makes subjective judgments based on its knowledge of a lessee’s circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee’s ability to meet its lease obligations.

Fair Value of Assets and Liabilities

In 2002, CPA®:14 acquired a subordinated interest in a mortgage trust that consists of limited recourse loans on 62 properties that it owns or three of its affiliates own. The fair value of the interests in the trust is determined using a discounted cash flow model with assumptions of market rates and the credit quality of the underlying lessees. If there are adverse changes in either market rates or the credit quality of the lessees, the model and, therefore, the income recognized from the subordinated interests and the fair value would be adjusted.

CPA®:14 measures derivative instruments, including certain derivative instruments embedded in other contracts, if any, at fair value and records them as an asset or liability, depending on its right or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings (i.e., the forecasted event occurs). For derivatives designated as cash flow hedges, the effective portions of the derivatives are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in the fair value of derivative instruments not designated as hedging and ineffective portions of hedges are recognized in earnings in the affected period. To determine the value of warrants for common stock which are classified as derivatives, various estimates are included in the options pricing model used to determine the value of a warrant.

Recent Accounting Pronouncements

In March 2005, the FASB issued Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” refers to a legal obligation (pursuant to existing laws or by contract) to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective no later than fiscal years ending after December 15, 2005. CPA®:14 adopted FIN 47 as required effective December 31, 2005 and the initial application of this Interpretation did not have a material effect on its financial position or results of operations.

In June 2005, the Emerging Issues Task Force issued EITF 04-05, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-05”). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46(R). The Task Force reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners’ rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting. EITF 04-05 was effective immediately for all arrangements created or modified after June 29, 2005. For all other arrangements, application of EITF 04-05 is required effective for the first reporting period in fiscal years beginning after December 15, 2005 (i.e., effective January 1, 2006 for CPA®:14) using either a cumulative-effect-type adjustment or using a retrospective application. CPA®:14 does not believe that the adoption of EITF 04-05 will have a material impact on its financial position or results of operations.

In October 2005, the FASB issued Staff Position No. 13-1 “Accounting for Rental Costs Incurred during a Construction Period” (“FSP FAS 13-1”). FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during the construction period. FSP FAS 13-1 makes no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense, allocated over the lease term in accordance with SFAS No. 13 and Technical Bulletin 85-3. FSP FAS 13-1 is effective for the first reporting period beginning after December 15, 2005. CPA®:14 adopted FSP FAS 13-1 as required on January 1, 2006 and the initial application of this Staff Position did not have a material impact on its financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments an Amendment of FASB No. 133 and 140” (“SFAS 155”). The purpose of SFAS No. 155 is to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. The provisions of FAS 155 will be effective for CPA®:14 as of the beginning of its 2007 fiscal year. CPA®:14 is currently evaluating the impact of adopting FAS 155 on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that CPA®:14 recognize in its consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The provisions of FIN 48 will be effective for CPA®:14 as of the beginning of its 2007 fiscal year. CPA®:14 is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

CPA®:14’s Quantitative and Qualitative Disclosure about Market Risk (in thousands except share and per share amounts)

Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates and equity prices. In pursuing CPA®:14’s business plan, the primary market risks to which it is exposure are interest rate risk and foreign currency exchange rate risks.

Interest Rate Risk

The value of CPA®:14’s real estate is subject to fluctuations based on changes in interest rates, local and regional economic conditions and changes in the creditworthiness of lessees, and which may affect CPA®:14’s ability to refinance its debt when balloon payments are scheduled.

CPA®:14 owns marketable securities through its ownership interest in Carey Commercial Mortgage Trust (“CCMT”). The value of the marketable securities is subject to fluctuation based on changes in interest rates, economic conditions and the creditworthiness of lessees at the mortgaged properties. CPA®:14’s interest in CCMT had a fair value of $6,196 and $6,434 as of June 30, 2006 and December 31, 2005, respectively. As of June 30, 2006, CPA®:14 owned marketable equity securities of Core-Mark Holding Company, Inc., which based on its quoted per share price had a fair value of $285. As of December 31, 2005, CPA®:14 owned marketable equity securities of Core-Mark and PW Eagle, which based on their quoted per share prices had an aggregate fair value of $2,833. During the first quarter of 2006, CPA®:14 sold its PW Eagle securities for net proceeds of $2,986 and recognized a loss on sale of securities of $44.

The majority of CPA®:14’s long-term debt bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The following table presents principal cash flows based upon expected maturity dates and scheduled amortization payments of CPA®:14’s debt obligations and the related weighted-average interest rates by expected maturity dates for its fixed rate debt. The annual interest rates on

CPA®:14’s fixed rate debt as of June 30, 2006 ranged from 5.15% to 8.85%. The annual interest on CPA®:14’s variable rate debt as of June 30, 2006 ranged from 6.48% to 7.11%.

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value

Fixed rate debt	$6,190	$13,131	$19,263	$52,242	$72,564	$470,997	$634,387	$624,606
Weighted average interest rate	7.10%	7.11%	7.28%	8.09%	8.09%	7.23%
Variable rate debt	$144	$312	$261	$285	$305	$16,725	$18,032	$18,032

Annual interest expense from variable rate debt would increase or decrease by approximately $180 for each change of 1% in annual interest rates. A change in interest rates of 1% would increase or decrease the fair value of CPA®:14’s fixed rate debt at June 30, 2006 by approximately $26,645.

Foreign Currency Exchange Rate Risk

CPA®:14 has foreign operations in the United Kingdom, Finland, France and The Netherlands and as such is subject to risk from the effects of exchange rate movements of foreign currencies, which may effect future costs and cash flows. CPA®:14’s foreign operations are conducted in the Euro and the British Pound. For these currencies CPA®:14 is a net receiver of the foreign currency (it receives more cash then it pays out) and therefore its foreign investments benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. CPA®:14 recognized net foreign currency translation gains of $567 and losses of $446 for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively. Such gains and losses are primarily due to changes in foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries.

To date, CPA®:14 has not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. CPA®:14 has obtained limited recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent, mitigate the risk from changes in foreign currency rates. For both the six months ended June 30, 2006 and the year ended December 31, 2005, Carrefour France SAS, which leases properties in France, contributed approximately 11% of lease revenues. The leverage on the limited recourse financing of the Carrefour investment is higher than the average leverage on CPA®:14’s domestic real estate investments.

Securities Ownership of CPA®:14 Management

“Beneficial Ownership” as used herein has been determined in accordance with the rules and regulations of the SEC and is not to be construed as a representation that any of such shares are in fact beneficially owned by any person. The following table shows how many shares of CPA®:14’s common stock the directors and executive officers beneficially owned as of October 20, 2006 and how many shares of CPA®:14 common stock they will own after the consummation of the merger. On such date Wm. Polk Carey owned 5.43% of the outstanding common stock of CPA®:14. None of the other executive officers or directors as a group (including current executive officers not named in the table) beneficially owned more than 1% of the outstanding common stock of CPA®:14 on such date. The business address of the directors and officers listed below is the address of CPA®:14’s principal executive office, 50 Rockefeller Plaza, New York, NY 10020.

					Shares of
	Shares of CPA®:14				CPA®:14
	Common Stock				Common Stock
	Beneficially Owned		Percentage		Beneficially Owned
Name	Before Merger		Ownership		After Merger(2)

Wm. Polk Carey	3,752,131	(1)	0		6,069,280	*
Trevor P. Bond	1		0	*	1	*
Richard J. Pinola	0		0		0	*
Directors and Executive Officers as a group (6 persons)	3,754,201	(1)	0		6,115,060	*

(1)	Includes 8,998 shares owned by Carey Property Advisors L.P., 2,185,995 shares owned by Carey Asset Management Corp., 165,682 shares owned by the W. P. Carey International LLC, 1,390,178 shares owned by W. P. Carey & Co. LLC and 1,278 shares owned by W. P. Carey & Co., Inc. The inclusion of these shares in the table shown above is not to be construed as a representation that Mr. Carey beneficially owns such shares.

*	Less than 1%

(2)	The number of shares of CPA®:14 beneficially owned after the merger assumes that the stockholders listed above elect to receive shares of CPA®:14 for all shares of CPA®:12 they beneficially own. No decisions have been made with respect to such election.

CPA®:14 — Executive Compensation

CPA®:14 has no employees. Day-to-day management functions are performed by W. P. Carey or its affiliates. During 2005, CPA®:14 paid no compensation to any of its executive officers. CPA®:14 has not paid, and does not intend to pay, any annual compensation to CPA®:14’s executive officers for their services as officers; however CPA®:14 reimburses its advisor for the services of its personnel, including those who serve as officers of CPA®:14 pursuant to the CPA®:14 advisory agreement. Please see the section titled “CPA®:14 — Certain Relationships and Related Transactions” for a description of the contractual arrangements between CPA®:14 and W. P. Carey and its affiliates. CPA®:14 pays its directors who are not officers $18,000 per year for their services as directors. In addition, the Chairman of the Audit Committee receives $6,000 per year. During 2005, the directors as a group received fees of $56,000. Wm. Polk Carey and Gordon F. DuGan did not receive compensation for serving as directors.

CPA®:14 — Compensation Committee Interlocks and Insider Participation

CPA®:14’s board of directors has not appointed a compensation committee. None of the members of CPA®:14’s board of directors are involved in a relationship requiring disclosure as an interlocking executive officer/director or under Item 404 of Regulation S-K or as a former officer or employee of CPA®:14.

Board Compensation Committee Report on Executive Compensation

SEC regulations require the disclosure of the compensation policies applicable to executive officers in the form of a report by the compensation committee of the board of directors (or a report of the full board of directors in the absence of a compensation committee). As noted above, CPA®:14 has no employees, pays no direct compensation and does not have a standing compensation committee. As a result, the board of directors has not considered a compensation policy for employees and has not included a report herein. Pursuant to the CPA®:14 advisory agreement, CPA®:14 reimburses an affiliate of W. P. Carey for CPA®:14’s proportional share of the cost incurred by affiliates of W. P. Carey in paying Gordon F. DuGan and Wm. Polk Carey, in connection with their services on behalf of the Company, other than as directors.

CPA®:14 — Certain Relationships and Related Transactions

Wm. Polk Carey is the Chairman of CPA®:14’s board of directors. During 2004, CPA®:14 retained its advisor, Carey Asset Management, to provide advisory services in connection with identifying and analyzing prospective property investments as well as providing day-to-day management services to CPA®:14. Carey Asset Management is a wholly-owned subsidiary of W. P. Carey of which Wm. Polk Carey is Chairman of the board of directors and the beneficial owner of over 10% of its equity securities. For the services provided to CPA®:14, the advisor earns asset management and performance fees equal to a percentage of the average invested assets of CPA®:14. The payment of the performance fee, however, is subordinated to specified returns to stockholders. During 2005, the asset management and performance fees earned by the advisor totaled $18,109,672, of which approximately half was paid in restricted shares of CPA®:14. During 2005, CPA®:14 also paid $3,420,440 to the advisor in respect of previously subordinated and deferred fees due to the advisor in connection with prior property acquisitions, plus interest thereon.

Because CPA®:14 does not have its own employees, the advisor employs, directly and through its affiliates, Carey Asset Management Corp. and Carey Management Services, Inc., officers and other personnel to provide services to CPA®:14. During 2005, $2,789,410 was paid to the advisor or its affiliates by CPA®:14 to cover such personnel expenses, which amount includes both cash compensation and employee benefits. In addition, pursuant to a cost-sharing arrangement, among the CPA® REITs, the advisor, and other affiliates of the advisor, CPA®:14 pays its proportionate share, based on adjusted revenues, of office rental expenses and of certain other overhead expenses. Under this arrangement, CPA®:14’s share of office rental expenses for 2005 was $770,393.

INFORMATION ABOUT HOLDINGS, CPA14 ACQUISITION AND MERGER SUB

Each of Holdings, CPA14 Acquisition and Merger Sub was incorporated in Maryland on June 28, 2006 for the purpose of effecting the alternate merger that will be used to complete the transaction in the event that the tax opinions that are a condition to the merger are not available. Holdings is wholly-owned by W. P. Carey and has not engaged in any activity since its formation other than activities related to this transaction. In the alternate merger, CPA14 Acquisition will merge with and into CPA®:14, with CPA®:14 continuing as the surviving company, and Merger Sub will merge with and into CPA®:12, with CPA®:12 continuing as the surviving company. Thus, upon consummation of the alternate merger, Holdings will be owned by the current stockholders of CPA®:14 and stockholders of CPA®:12 that elect to receive stock in the merger. Holdings will not undertake any operation except as may be necessary to complete the transaction under the alternate merger. If the alternate merger is used to complete the transaction, Holdings common stock will be issued in the transaction instead of CPA®:14 common stock and CPA®:14 and CPA®:12 will become subsidiaries of Holdings. The board of directors of Holdings after the alternate merger will be the combined boards of directors of CPA®:12 and CPA®:14.

THE COMBINED COMPANY

Upon completion of the merger, CPA®:14 will succeed to the business of CPA®:12. Its core investment strategies and methods of operation will continue to be followed in the same manner as prior to the merger. The combined company’s board of directors will consist of certain members of the boards of directors of each of CPA®:12 and CPA®:14. CPA®:14 will retain its existing senior management team, including Wm. Polk Carey as Chairman, Gordon F. DuGan as CEO and Edward V. LaPuma as President.

If the alternate merger is consummated, the combined members of the CPA®:12 and CPA®:14 boards of directors immediately prior to the closing of the alternate merger will be appointed to the board of directors of Holdings.

The combined company will own and operate properties encompassing more than 30 million square feet with a broad geographic representation in the United States markets. The properties or interest in properties that will be sold by CPA®:12 to W. P. Carey immediately prior to the merger will not be included in the combined company’s portfolio. As of June, 2006 the pro forma combined portfolio was more than 99% leased.

The following tables set forth certain information for the properties and interests in properties to be owned by the combined company as of the date of June 30, 2006.

Combined Property Listing

The Combined Company’s Portfolio

	Pre Merger			Rent per	Current	Rent
	Ownership Interests		Square	Square	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:12	Footage(6)	Foot	Rents(6)	Factor	Term	Term

Bonded Laminates Profiles Ltd.
Doncaster, United Kingdom	100.00%		225,998	5.27	$1,151,109	Fixed	Jan-31	Jan-31
Carrefour France, SAS
Boe, Carpiquet (3 Locations), Mans (4 Locations), Vendin Le Vieil, Lieusaint, Lagnieu/Lyon (4 Locations), Luneville (4 Locations), St-Germain de Puy, France	100.00%		4,072,365	3.71	14,729,957	INSEE(1)	Mar-11	Mar-11
KATUN Corporation
Gorinchem, Netherlands	100.00%		133,500	6.53	851,260	CPI	Jul-22	Jul-42
Davenport, IA; Bloomington, MN	100.00%		343,423	8.65	2,971,350	CPI	Jul-22	Jul-42

Total			476,923		3,822,610

Nexpak Corporation
Helmond, Netherlands	100.00%		117,000	6.91	788,971	CPI	Jun-21	Jun-41
Duluth, GA	100.00%		221,374	6.29	1,392,721	CPI	Mar-21	Mar-41

Total			338,374		2,181,692

Perkin Elmer, Inc.
Turku, Finland	100.00%		266,310	13.19	3,428,818	CPI	Dec-21	Dec-31
Societe Genedis
Le Mans, France	100.00%		44,799	4.32	188,823	INSEE(1)	Jun-14	Jun-17
24 Hour Fitness USA, Inc.
Salt Lake City, UT	100.00%		36,851	17.47	643,707	CPI	May-20	May-35
St. Charles, MO	100.00%		38,432	20.24	777,701	CPI	Dec-20	Dec-35

Total			75,283		1,421,408

24 Hour Fitness USA, Inc.
Houston, TX		100.00%	46,733	16.82	786,119	CPI	Jul-16	Jul-36
Advanced Micro Devices, Inc.
Sunnyvale, CA (2 Locations)	33.33%	33.33%	241,310	28.87	6,966,772	CPI	Dec-18	Dec-38
Allegheny Industrial
Nashville, TN	82.50%		2,840	12.75	36,216	None	May-09	May-09
Career Education Corp.
Upper Saucon Twp, PA	100.00%		92,782	22.30	2,068,819	None	Jun-23	Jun-43
Amerix Corporation
Columbia, MD	100.00%		154,394	18.96	2,928,008	CPI	Feb-17	Dec-36
Amtech Systems Corporation
Albuquerque, NM	100.00%		74,747	8.69	649,881	Fixed	Sep-15	Sep-30
American Tire Distributors, Inc.
Charlotte and Lincolnton, NC; Mauldin, SC	100.00%		465,588	3.94	1,834,893	CPI	Mar-22	Mar-42
APW North America Inc.
No Salt Lake City, UT; Radford, VA; Monon, IN; Robbinsville, NJ; Champlin, MN	100.00%		816,665	3.78	3,086,352	CPI	May-17	May-27
Atrium Companies, Inc.
Welcome, NC (2 Locations); Murrysville, PA; Dallas (3), Greenville (3), and Wylie TX	100.00%		1,650,415	2.98	4,915,220	CPI	Nov-21 and Nov-19	Nov-31 and Dec-29
Barjan LLC
Rock island, IL	100.00%		241,950	5.44	1,316,906	Fixed	Dec-21	Dec-31
Best Buy Co., Inc.
Torrance, CA	100.00%		102,470	21.00	2,151,870	Fixed	Jan-10	Jan-10
Best Buy Co., Inc.

	Pre Merger			Rent per	Current	Rent
	Ownership Interests		Square	Square	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:12	Footage(6)	Foot	Rents(6)	Factor	Term	Term

Houston, Fort Worth, Dallas, Beaumont, Arlington, TX; Albuquerque, NM; Nashua, NH; Virginia Beach, VA; Fort Collins, CO; Matteson and Schaumburg IL; North Attleboro, MA		37.00%	189,544	9.94	1,883,163	Fixed	Apr-18	Apr-38
The Bon-Ton Stores, Inc.
York, PA(1)	100.00%		131,915	5.99	790,302	CPI	Dec-20	Dec-51
CBL & Associates Limited Partnership,
York, PA	100.00%		169,422	3.52	1,559,849	CPI	Dec-25	Dec-25
The Bon-Ton Department Stores, Inc.
Johnstown and Whitehall, PA		100.00%	480,059	3.25	596,193	CPI	Apr-17	Apr-47
Buffets, Inc.
Eagan, MN	100.00%		99,342	22.99	2,284,114	CPI	Sep-20	Sep-40
Builders FirstSource, Inc.
Harrisburg, NC (2 Locations) Cincinnati, OH; Elkwood, VA;	100.00%		174,000	6.28	1,092,551	CPI	Jun-20	Dec-29
Atlanta, GA	60.00%		233,557	3.85	898,685	CPI	Jan-17	Jan-37

Total			407,557		1,991,236

Caremark Rx, Inc.
Scottsdale, AZ	100.00%		354,888	12.12	4,300,000	CPI	Sep-21	Sep-51
Celadon Group, Inc.
Indianapolis, IN		100.00%	76,326	12.78	975,159	CPI	Sep-21	Sep-41
CheckFree Holdings, Inc.
Norcross, GA (4 Locations)	50.00%		110,338	20.86	2,301,768	CPI	Dec-15	Dec-30
Learning Care Group, Inc.
Fleming Island, FL; Chandler, AZ; Ackworth, GA; Sugar Land, TX (2 Locations); Hauppauge and Patchogue NY; Hampton, VA; Silverdale, WA		100.00%	71,372	19.53	1,393,897	CPI	Jun-17	Oct-28
Clarke Power Services, Inc.
Daleville, IN	100.00%		7,020	5.50	38,610	NA	Aug-06	Aug-06
Collins & Aikman Corporation
Holmesville, OH; Springfield, TN; Manchester, MI; Farmville, Old Fort and Albemarie NC	100.00%		1,948,586	1.82	3,544,933	CPI	Sep-21	Sep-41
Compucom Systems, Inc.
Dallas, TX	33.33%	33.33%	161,542	18.77	3,032,080	CPI	Mar-19	Mar-29
Del Monte Corporation
Mendota, IL; Plover, WI; Yakima and Toppenish WA		50.00%	367,883	4.02	1,477,714	CPI	Jun-16	Jun-56
Dick’s Sporting Goods, Inc.
Plainfield, IN	44.90%		364,000	3.47	1,261,343	Fixed	Jan-22	Jan-57
Leawood, KS; Kennesaw, GA	100.00%		180,945	12.78	2,312,633	Fixed	Dec-20	Dec-60

Total			544,945		3,573,976

Dick’s Sporting Goods, Inc.
Fairfax, VA; Lombard, IL		100.00%	197,245	13.03	2,569,592	Fixed	Dec-20	Dec-60
Earle M Jorgensen Company
Kansas City, MO			120,855	5.97	721,118	Fixed	Mar-20	Mar-35
Nutramax Products, Inc.
Houston, TX		100.00%	253,215	3.76	952,756	CPI(2)	Apr-20	Apr-25
Federal Express Corporation
Collierville, TN (4 Locations)	60.00%		234,228	17.40	4,074,969	CPI	Aug-19	Nov-29
Garden Ridge Corporation
South Tulsa, OK		100.00%	141,659	5.76	816,522	CPI	Aug-24	Aug-44
Gerber Scientific, Inc.
South Windsor (2 Locations) and Manchester, CT	100.00%		347,500	7.00	2,431,150	CPI	Jul-18	Jul-38
Gibson Guitar Corp.
Elgin, IL; Nashville, TN (2 Locations); Bozeman, MT	82.50%		276,007	6.82	1,882,729	CPI	Mar-21	Mar-41
Gordon Food Service (4)
Nashville, TN	82.50%		924	14.50	13,398	Fixed	Apr-06	Apr-06

	Pre Merger			Rent per	Current	Rent
	Ownership Interests		Square	Square	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:12	Footage(6)	Foot	Rents(6)	Factor	Term	Term

Henkel Corporation
Richmond, MO		100.00%	262,528	4.12	1,081,539	CPI	Sep-21	Sep-41
Institutional Jobbers Company
Johnson City, TN; Valdosta, GA	100.00%		411,417	4.96	2,040,481	Fixed	Dec-19	Dec-29
Textron, Inc.
Gilbert, AZ	50.00%	50.00%	243,370	11.11	2,702,630	CPI	Feb-19	Feb-39
International Garden Products
Lakewood, NJ	100.00%		218,201	4.15	905,674	CPI	Dec-21	Dec-31
Jen-Coat. Inc.
Westfield, MA (2 Locations)		100.00%	377,500	3.42	1,290,818	CPI	Aug-21	Aug-41
L-3 Communications
Pittsburgh, PA	100.00%		146,103	5.12	747,430	CPI	Mar-14	Nov-23
Lincoln Technical Institute, Inc.
Grand Prairie, TX; Allentown and Philadelphia, PA; Union, NJ	100.00%		158,202	8.29	1,310,940	CPI	Dec-16	Dec-36
LPL Incorporated
Nashville, TN	82.50%		2,956	10.66	31,522	Fixed	Feb-08	Feb-08
McCoy Workplace Solutions, L.P.
Houston, TX	90.00%		126,000	4.26	536,760	Fixed	Sep-07	Sep-17
McLane Company Foodservice, Inc.
Manassas, VA; Shawnee, KS; Burlington, NJ	60.00%	40.00%	570,468	6.60	3,767,147	CPI	Nov-15	Nov-25
Mercury Partners, LP
Pennsauken, NJ; Rio Rancho, NM; Gastonia, NC; Hattiesburg, MS; Saint Charles, MC; O Fallon, MO; Apple Valley, MN; Merrillville, IN; Lenexa, KS; Bossier City, LA; Stoughton, Chicopee, MA; Capitol Heights, MD; Kennesaw, Riverdale, Snellville, Smyrna, Orlando, Lawrenceville, Conyers, GA; Crystal Lake, Naperville, Alsip, Aurora, IL; Ocoee, Tampa, Orange City, Sanford, Winter Park, Key Largo, Orlando (3 Locations), Fort Myers, Jacksonville, FL; Littleton, Denver North, Aurora South, CO; Fountain Hills, Prescott, Phoenix West (4 Locations), Surprise, Peoria, AZ; Manassas, Chantilly, Newington, Woodbridge, Colonial Hts., VA; Houston North, Houston South (2 Locations), League City, Grapevine, Fort Worth, De Soto, Dallas, Arlington, El Paso, Austin, Killeen, McKinney, Plano, Lewisville, TX; Mobile and Oxford, AL; Brentwood, TN; Columbus, OH; Stillwater, OK; Bronx, NY; Henderson, Las Vegas (3 Locations), North Las Vegas, NV	11.54%		436,127	4.91	2,140,799	CPI	Apr-24	Apr-44
Meridian Automotive Systems
Salisbury, NC	100.00%		333,830	3.72	1,241,365	CPI	Sep-21	Sep-41
Metagenics, Inc.
San Clemente, CA	100.00%		88,070	15.48	1,363,588	Fixed	Aug-11	Aug-21
Metaldyne Company LLC
Niles, IL; Rome, GA; Plymouth, MI; Solon and Twinsburg, OH	100.00%		537,512	6.71	3,609,359	CPI	Jul-21	Jul-41
Moonlight Molds
Gardena, CA	100.00%		87,693	3.6	315,872	Fixed	Nov-09	Nov-19
New Creative Enterprises, Inc.
Milford, OH	100.00%		437,000	3.95	1,727,257	CPI	Sep-21	Sep-46
Newpark Resources, Inc.
Lafayette, LA	100.00%		34,245	11.81	404,358	CPI	Nov-17	Nov-27
Nortel Networks Limited
Richardson, TX	100.00%		281,758	18.77	5,287,500	Fixed	Dec-16	Dec-31
Pacific Logistics, L.P.
Dallas, TX		100.00%	219,614	5.04	1,105,924	CPI	Jan-19	Jan-59
Perry Graphic Communications and Judd’s Incorporated

	Pre Merger			Rent per	Current	Rent
	Ownership Interests		Square	Square	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:12	Footage(6)	Foot	Rents(6)	Factor	Term	Term

Baraboo and Waterloo (5 Locations), WI		100.00%	899,476	2.31	2,077,763	Fixed	Dec-17	Dec-32
PETsMART, Inc.
Southlake and Dallas, TX; Phoenix, AZ; Westlake Village, CA; Tallahassee, Plantation, Lake Mary, and Boca Raton, FL; Braintree, MA; Flint, MI; Oxon Hill, MD; Evanston, IL; Fridley, MN	70.00%		662,324	7.68	5,083,925	Fixed	Nov-21	Nov-41
Production Resource Group
Burbank, CA	100.00%		49,374	9.34	461,125	CPI	Oct-14	Oct-24
Las Vegas, NV	100.00%		127,496	8.08	1,029,614	CPI	Mar-14	Mar-24

Total			176,870		1,490,739

PW Eagle, Inc.
Perris, CA; Eugene, OR; Tacoma, WA; West Jordan, UT (3 Locations)	100.00%		245,296	7.51	1,842,722	CPI	Feb-22	Feb-42
Randall International
Carlsbad, CA		100.00%	88,329	11.34	1,001,981	Fixed	Jan-16	Sep-29
Rave Reviews Cinemas, LLC							June-21,	June-41,
Port St. Lucie, Pensacola, FL	100.00%		125,260	15.27	1,912,911	CPI	Oct-23	Oct-32
Rave Reviews LLC
Hickory Creek, TX		100.00%	57,126	14.93	852,818	CPI	Dec-20	Dec-40
Consolidated Theatres Holding, G.P.
Midlothian, VA	100.00%		80,730	21.13	1,705,538	Fixed	Aug-20	Aug-30
Rock Island Corporation
Tempe, AZ	100.00%		116,922	5.21	609,674	Fixed	Jan-15	Jan-35
ShopRite Supermarkets, Inc. Ellenville and Warwick, NY		45.00%	61,568	14.81	911,804	Stated/% of Sales	Oct-24	Oct-44
Silgan Containers Corporation
Oconomowoc and Menomonie, WI; Fort Dodge, IA		100.00%	330,561	4.70	1,553,953	CPI	Jul-20	Jul-34
Sovereign Bank
Bourne, Sandwich, and Wareham, MA		100.00%	19,999	11.22	224,301	CPI	Dec-17	Dec-37
Special Devices, Inc.
Mesa, AZ; Moorpark, CA	50.00%	50.00%	249,276	17.27	4,304,720	CPI	Jun-21	Jun-41
Starmark Holdings LLC (5)
Tampa and Boca Raton, FL; Newton, MA; Burnsville, Eden Prairie (2 Locations), Brooklyn Center, Fridley, Bloomington (2 Locations), St. Louis Park, Minnetonka, MN; Albuquerque, NM (4 Locations)	41.00%	15.00%	925,205	11.06	10,232,544	CPI	Feb-23	Feb-53
Stellex Corporation
North Amityville, NY	100.00%		228,000	7.64	1,742,700	CPI	Feb-20	Feb-40
Sunland Distribution, Inc.
Greenville, SC (3 Locations)		100.00%	343,739	2.40	823,943	Fixed	Oct-19	Oct-39
Systems Spray Cooled
Nashville, TN	82.50%		2,336	13.50	31,541	Fixed	Apr-07	Apr-07
TBC Corporation
Torrance, CA	100.00%		4,500	22.80	102,600	CPI	Jun-12	Jun-22
Teleperformance USA
Lindon, UT	100.00%		40,890	12.00	490,680	Fixed	Apr-11	Apr-21
Telos Corporation
Ashburn Junction, VA		100.00%	192,775	9.30	1,793,465	CPI	Mar-16	Mar-36
TEVA Pharmaceutical Industries (SICOR, Inc.)
San Diego, CA (2 Locations)		50.00%	72,156	23.16	1,671,410	CPI	Jul-09	Jul-49
Tower Automotive, Inc.
Granite City, IL; Kendallville, IN; Clinton Township, MI; Upper Sandusky, OH	100.00%		1,047,400	4.00	4,194,299	CPI	Apr-20	Apr-40
Towne Air Freight, Inc.
Elk Grove Village, IL	100.00%		46,672	20.23	944,243	CPI	Oct-20	Oct-40
True Value Company
Jonesboro, GA; Woodland, CA; Springfield, OR; Fogelsville, PA; Corsicana, TX; Kingman, AZ; Kansas City, MO	35.00%	15.00%	1,814,078	3.48	6,305,513	Fixed	Dec-22	Nov-42

	Pre Merger			Rent per	Current	Rent
	Ownership Interests		Square	Square	Annual	Increase	Lease	Maximum
Tenant/Location	CPA®:14	CPA®:12	Footage(6)	Foot	Rents(6)	Factor	Term	Term

U-Haul Moving Partners Inc.
Apple Valley, MN; O Fallon and Saint Charles, MO; Hattiesburg, MS; Gastonia, NC; Pennsauken, NJ; Rio Rancho, NM; Prescott, AZ; Mobile, AL; Colonial Hts., Woodbridge, Newington, Manassas and Chantilly, VA; Fountain Hills, Phoenix East, Peoria, West Phoenix (4 Locations), Surprise, AZ; Dallas, Arlington, De Soto, Fort Worth, Grapevine, Houston South (2 Locations), Houston North, League City, El Paso, Austin, Lewisville, Plano, Mc Kinney, and Killeen, TX; Brentwood, TN; Stillwater, OK; Columbus, OH; Oxford, AL; Las Vegas (3 Locations), Henderson, North Las Vegas, NV; Bronx, NY; Littleton, Denver North, Aurora South, CO; Ocoee, Orlando (4 Locations), Jacksonville, Fort Myers, Key Largo, Winter Park, Sanford, Orange City, and Tampa, FL; Lawrenceville, Snellville, Conyers, Riverdale, Smyrna, and Kennesaw, GA; Crystal Lake, Naperville, Aurora, and Alsip, IL; Capitol Heights, MD; Stoughton, MA; Chicopee, MA; Bossier City, LA; Lenexa, KS; Merrillville, IN	11.54%		234,839	4.91	1,152,846	CPI	Apr-14	Apr-34
The Upper Deck Company
Carlsbad, CA (2 Locations)		50.00%	147,390	10.83	1,596,901	CPI	Dec-20	Dec-40
U.S. Home Corporation
Houston, TX	100.00%		52,144	14.04	731,854	CPI	Oct-15	Oct-35
UTI Holdings, Inc.
Mooresvile, NC	100.00%		144,995	9.41	1,364,121	CPI	Sep-22	Sep-43
Van Eerden — Retail Distribution Group
Grand Rapids, MI	60.00%	40.00%	107,677	5.18	557,825	Fixed	Aug-09	Aug-13
The Vermont Teddy Bear Co., Inc.
Shelburne, VT		100.00%	55,446	12.70	703,889	CPI	Jul-17	Jul-32
Waddington North America, Inc.
Florence, KY; Chelmsford, MA; City of Industry, CA; Lancaster, TX	100.00%		448,600	5.17	2,321,146	CPI	Apr-21	Apr-41
Wasatch Summit LLC
Lindon, UT	100.00%		20,100	13.11	263,568	Fixed	Mar-08	Mar-13
Wavetronix LLC
Lindon, UT	100.00%		24,110	12.75	307,404	Fixed	Nov-09	Nov-09
Westell Technologies, Inc.
Aurora, IL		100.00%	210,877	8.97	1,892,362	Fixed	Sep-17	Sep-27

Total			30,332,578		$191,811,196

(1)	INSEE construction index, an index published quarterly by the French government.

(2)	Based on Regional Consumer Price Index.

(3)	Lease and maximum expirations for these property locations represented by earlier dates.

(4)	Lease is month to month or expires within 12 months.

(5)	As a part of the restructuring, CPA®:12’s advisor is currently negotiating new leases and anticipates selling four properties in Minnesota, located in Bloomington, Brooklyn Center, Burnsville and Minnetonka.

(6)	Amounts are based on the combined company’s pro-rata share.

The table above excludes CPA®:14’s equity interest in the Applied Materials, Inc property (leased to ETEC Systems, Inc., a subsidiary of Applied Materials, Inc.) as the property was sold in October 2006.

     Combined Company’s Portfolio

The combined company information provided below excludes the combined company’s equity interest in a property leased to ETEC Systems, Inc. that was sold in October 2006. As of June 30, 2006, the combined company’s portfolio totaled more than 30.2 million square feet and had the following property and lease characteristics:

Geographic Diversification

Information regarding the geographic diversification of the combined company’s properties as of June 30, 2006 is set forth below (in thousands):

			Equity Investments
	Consolidated Investments		Annualized
	Annualized	% of Annualized	Contractual	% of Annualized
	Contractual Lease	Contractual	Lease	Contractual
Region	Revenue(1)	Lease Revenue	Revenue(2)	Lease Revenue

United States
East	$39,390	26.06%	$3,983	10.04%
Midwest	33,903	22.43	9,266	23.36
West	26,362	17.44	15,545	39.18
South	30,335	20.07	10,879	27.42

Total U.S.	129,990	86.00	39,673	100.00

International
Europe	21,139	14.00	—	—

Total	$151,129	100.00%	$39,673	100.00%

(1)	Reflects annualized contractual base rent for the second quarter of 2006.

(2)	Reflects the combined company’s pro rata share of annualized contractual base rent for the second quarter of 2006 from equity investments.

Property Diversification

Information regarding the combined company’s property diversification as of June 30, 2006 is set forth below (in thousands):

	Consolidated Investments		Equity Investments
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual	Contractual	Contractual	Contractual
Property Type	Lease Revenue(1)	Lease Revenue	Lease Revenue(2)	Lease Revenue

Industrial	$52,475	34.72%	$10,491	26.44%
Warehouse/distribution	42,813	28.33	6,692	16.87
Office	30,123	19.93	6,107	15.39
Retail	12,653	8.37	2,795	7.05
Other properties	12,816	8.48	13,526	34.09
Land	249	.17	62	.16

Total	$151,129	100.00%	$39,673	100.00%

(1)	Reflects annualized contractual base rent for the second quarter of 2006.

(2)	Reflects information regarding the combined company’s pro rata share of annualized contractual base rent for the second quarter of 2006 from equity investments.

Tenant Diversification

Information regarding the combined company’s tenant diversification as of June 30, 2006 is set forth below (in thousands):

	Consolidated Investments		Equity Investments
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual Lease	Contractual Lease	Contractual Lease	Contractual Lease
Tenant Industry(3)	Revenue(1)	Revenue	Revenue(2)	Revenue

Manufacturing	$56,173	37.17%	$11,713	29.52%
Retail trade	33,260	22.01	2,795	7.05
Wholesale trade	21,741	14.39	9,337	23.53
Transportation and warehousing	8,656	5.73	—	—
Professional, scientific and technical services	6,958	4.60	—	—
Information	5,962	3.94	2,302	5.80
Educational services	4,744	3.14	—	—
Administrative and support and waste management and remediation services	3,682	2.44	—	—
Management of companies and enterprises	2,648	1.75	—	—
Accommodation and food services	2,284	1.51	—	—
Arts, entertainment and recreation	2,208	1.46	10,232	25.79
Other(4)	2,813	1.86	3,294	8.31

Total	$151,129	100.00%	$39,673	100.00%

(1)	Reflects annualized contractual base rent for the second quarter of 2006.

(2)	Reflects the combined company’s pro rata share of annualized contractual base rent for the second quarter of 2006 from equity investments.

(3)	Based on the North American Industry Classification System (NAICS) and information provided by the tenant.

(4)	Includes construction, finance and insurance, health care and social assistance, mining and real estate and rental and leasing industries.

Lease Expirations

As of June 30, 2006, lease expirations on the combined company’s investments are as follows (in thousands):

	Consolidated Investments		Equity Investments
	Annualized	% of Annualized	Annualized	% of Annualized
	Contractual	Contractual	Contractual	Contractual
Year of Lease Expiration	Lease Revenue(1)	Lease Revenue	Lease Revenue(2)	Lease Revenue

2007	$620	.41%	$—	—
2008	295	.20	—	—
2009	1,217	.81	—	—
2010	2,152	1.42	—	—
2011	16,584	10.97	—	—
2012	103	.07	—	—
2014	2,427	1.61	1,153	2.91
2015	5,759	3.81	3,973	10.01
2016 — 2020	63,450	41.98	14,957	37.70
2021 — 2025	58,522	38.72	19,590	49.38

Total	$151,129	100.00%	$39,673	100.00%

(1)	Reflects annualized contractual base rent for the second quarter of 2006.

(2)	Reflects the combined company’s pro rata share of annualized contractual base rent for the second quarter of 2006 from equity investments.

Joint Ventures

For acquisitions of an interest in an entity or newly formed joint venture or limited liability company, the combined company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if the combined company is deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). Entities that meet one or more of the criteria listed below are considered VIEs.

•	The combined company’s equity investment is not sufficient to allow the entity to finance its activities without additional third party financing;

•	The combined company does not have the direct or indirect ability to make decisions about the entity’s business;

•	The combined company is not obligated to absorb the expected losses of the entity;

•	The combined company does not have the right to receive the expected residual returns of the entity; and

•	The combined company’s voting rights are not proportionate to its economic interests, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The combined company consolidates the entities that are VIEs when the combined company is deemed to be the primary beneficiary of the VIE. For entities where the combined company is not deemed to be the primary beneficiary of the VIE and its ownership is 50% or less and it has the ability to exercise significant influence as well as jointly-controlled tenancy-in-common interests the combined company uses the equity accounting method, i.e. at cost, increased or decreased by its share of earnings or losses, less distributions. When events occur, the combined company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations.

Information regarding the combined company’s investments in joint ventures as of June 30, 2006 is listed below (in thousands):

Combined Company — Joint Venture Transactions
(in thousands)

							Combined
						Combined	Company	Combined
						Company	Pro Forma	Company
						Pro Forma	Share of	Pro Forma
	Combined		Total JV	Total JV		Share of	Total JV	Share of
	Company	Remaining	Assets at	Liabilities at	Total JV Equity	Total JV Assets	Liabilities at	Total JV Equity
	Pro Forma %	Interest	June 30,	June 30,	at June 30,	at June 30,	June 30,	at June 30,
Joint Venture or JV (Principal Tenant)	Interest in JV	in JV	2006	2006	2006	2006	2006	2006

Chip LLC (Advanced Micro Devices, Inc.)	66.66%	CPA®: 15 — 33.34%	$91,726	$73,314	$18,412	$61,145	$48,871	$12,274
BB (Multi) LP (Best Buy Co., Inc.)	37.00%	CPA®: 15 — 63.00%	80,514	27,048	53,466	29,790	10,008	19,782
BFS (DE) LP (Builders FirstSource, Inc.)	60.00%	CPA®: 15 — 40.00%	11,884	7,639	4,245	7,130	4,583	2,547
Carey Norcross, LLC (CheckFree Holdings, Inc.)	50.00%	W. P. Carey — 50.00%	36,548	30,368	6,180	18,274	15,184	3,090
Comp Delaware LP (Compucom Systems, Inc.)	66.66%	CPA®: 15 — 33.34%	32,873	20,307	12,566	21,913	13,537	8,376
Delmo 11/12 (DE) LLC (Del Monte Corporation)	50.00%	CPA®: 15 — 50.00%	16,537	11,572	4,965	8,269	5,786	2,483
CP Gal Plainfield LLC (Dick’s Sporting Goods, Inc.)	44.90%	CPA®: 16 — 55.10%	20,196	584	19,612	9,068	262	8,806
Rush It LLC (Federal Express Corporation)	60.00%	W. P. Carey — 40.00%	55,089	42,598	12,491	33,053	25,559	7,494
Gena LLC (Sicor, Inc.)	50.00%	W. P. Carey — 50.00%	17,585	3,853	13,732	8,793	1,927	6,866
MCPA-Mass (TN) Associates (Gibson Guitar Corp.)	82.50%	Non-affiliate — 17.50%	14,881	9,599	5,282	12,277	7,919	4,358
MCPA-PLUS (TN) Associates (Gibson Guitar Corp.)	82.50%	Non-affiliate — 17.50%	5,010	1,907	3,103	4,133	1,573	2,560
Bill-MC 14 LP (McCoy Workplace Solutions, L.P.)	90.00%	Non-affiliate — 10.00%	5,081	3,963	1,118	4,573	3,567	1,006
Goldfish (DE) LP and Labrador (DE) LP (PETsMART, Inc.)	70.00%	CPA®: 15 — 30.00%	72,832	42,208	30,624	50,982	29,546	21,436
BVNY (DE) LLC (ShopRite Supermarkets, Inc.)	45.00%	CPA®: 15 — 55.00%	16,083	10,450	5,633	7,237	4,703	2,534
Well-Mez (Multi) LLC (Starmark Holdings LLC)	56.00%	CPA®: 15 — 44.00%	159,473	113,991	45,482	89,305	63,835	25,470
Bolt (DE) LP, Hammer (DE) LP and Wrench (DE) LP (True Value Company)	50.00%	CPA®: 15 — 50.00%	136,760	75,380	61,380	68,380	37,690	30,690
UH Storage (DE) LP (Mercury Partners, LP and U-Haul Moving Partners, Inc.)	11.54%	CPA®: 15 — 57.69%;	313,666	192,560	121,106	36,197	22,221	13,976
		CPA®: 16 — 30.77%
Cards LLC (The Upper Deck Company)	50.00%	CPA®: 15 — 50.00%	26,018	12,975	13,043	13,009	6,488	6,521

			$1,112,756	$680,316	$432,440	$483,528	$303,259	$180,269

Merger Financing

Holders of CPA®:12 shares as of the close of business on the record date may elect to receive common stock of CPA®:14 (or Holdings if the alternate merger is consummated) or cash in the merger. Depending upon the number of stockholders who elect cash, CPA®:14 may need to borrow funds to supplement its own available cash resources. CPA®:14 has entered into a binding commitment letter with a financial institution for the provision of a $225 million line of credit. The commitment letter provides for an initial loan term of three years and an annual interest rate of LIBOR plus 135 to 160 basis points. The line of credit will be guaranteed by all current and future subsidiaries of CPA®:14. In addition, W. P. Carey has agreed to make available to CPA®:14 an additional loan of up to $50 million which would be funded using an existing W. P. Carey credit line. The loan from W. P. Carey to CPA®:14 would have a maturity date of May 2007 and bear interest ranging between LIBOR plus 110 basis points and 145 basis points, which are the same terms as the existing W. P. Carey credit line.

Properties to be sold to W. P. Carey in the CPA®:12 Asset Sale

The table below sets forth certain information describing the CPA®:12 properties that, prior to the merger, will be sold to W. P. Carey. Net cash proceeds from the sale of these properties will be distributed to CPA®:12 stockholders as a special cash distribution.

	CPA®:12’s	CPA®:12’s		CPA®:12’s
	Pre Merger	Share of	Rent Per	Share of	Rent
	Ownership	Square	Square	Current	Increase	Lease	Maximum
Tenant/Location	Interest	Footage	Foot	Annual Rents	Factor	Term	Term

Carrefour France, SAS
Lens (3 locations); Nîmes (4 locations); Colomiers (4 locations); Thuit Hebert (2 locations); Crepy en Valois (2 locations), Ploufragan, and Cholet, France	27.13%	797,475	5.67	$4,522,760	INSEE(1)	Dec-11	None
Médica-France, SA
Chatou, Poissy, Rosny sour Bois, Paris, Rueil Malmaison, Sarcelles, France	35.00%	117,911	16.39	1,932,290	INSEE(1)	Jun-10	None
24 Hour Fitness USA, Inc.
Austin, TX	100.00%	43,935	18.70	821,709	CPI	Jun-13	Jun-33
Balanced Care Corporation
Mechanicsburg, PA	100.00%	41,187	13.84	570,153	CPI	Sep-14	Jun-23
Career Education Corp.
Mendota Heights, MN	100.00%	136,400	12.70	1,731,728	Fixed	May-11	May-19
Cree, Inc.
Sunnyvale, CA	100.00%	50,311	20.40	1,026,297	CPI	Nov-11	Nov-26
Milford Manufacturing Services
Milford, MA	100.00%	108,125	3.00	324,000	CPI	Jul-09	Jul-14
PPD Development, Inc.
Austin, TX (7 Locations)	100.00%	173,436	9.31	1,614,866	CPI	Nov-10	Nov-30
Plantation Products, Inc.
Chattanooga, TN	100.00%	242,317	2.50	605,793	N/A	Oct-06	Oct-06	(2)
The Retail Distribution Group, Inc.
Grand Rapids, MI	40.00%	71,784	5.18	371,884	Fixed	Aug-09	Aug-13
Wal-Mart Stores, Inc.
Greenfield, IN	100.00%	82,620	6.87	567,745	Fixed	Jan-10	Jan-20
Vacant
San Leandro, CA	100.00%

Total		1,865,501		$14,089,225

(1)	INSEE construction index, an index published quarterly by the French government.

(2)	Tenant has notified CPA®:12 that it will not renew this lease.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF CPA®:12
AND STOCKHOLDERS OF CPA®:14

General

Both CPA®:12 and CPA®:14 are incorporated in Maryland. Upon the completion of the merger, CPA®:12’s stockholders who receive CPA®:14 shares in the merger will become stockholders of CPA®:14. The rights of CPA®:12’s stockholders are governed currently by the Maryland General Corporation Law, CPA®:12’s charter and bylaws. Once CPA®:12’s stockholders become stockholders of CPA®:14, their rights will continue to be governed by the Maryland General Corporation Law, but will be governed by CPA®:14’s charter and bylaws.

If the alternate merger is consummated, the rights of a stockholder of Holdings, which is also a Maryland corporation, will be substantially identical to the rights of a CPA®:14 stockholder as described in this section. Holdings is currently a nominally capitalized Maryland corporation and is wholly-owned by W. P. Carey & Co. LLC. Holdings’ charter and bylaws will be substantially identical in form and substance to CPA®:14’s charter and bylaws.

Certain Differences Between the Rights of Stockholders of CPA®:12 and Stockholders of CPA®:14

CPA®:14’s charter and bylaws are similar to CPA®:12’s charter and bylaws. The following chart is a summary of the differences between the rights of CPA®:12’s stockholders and the rights of CPA®:14’s stockholders. This summary does not purport to be a complete description of the differences between the rights of CPA®:12’s stockholders and CPA®:14’s stockholders.

CPA®:12	CPA®:14

Authorized Capital Stock
40,000,000 Shares of Common Stock.	120,000,000 Shares of Common Stock
Voting Rights
Special meetings of stockholders may be requested by a majority of the directors, a majority of independent directors, the Chairman or the President of CPA®:12 or in writing by at least ten percent of all votes entitled to be cast at such meeting. There are no cumulative voting rights. Generally, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is necessary to take stockholder action, except that a plurality of all votes cast at such a meeting is sufficient to elect a director.	Same.
Advance Notice Provisions
Annual meetings will be held on the second Tuesday of June in each year, or a date not less than 30 days after CPA®:12’s annual report is sent to stockholders. Notice of all stockholder meetings will be sent to stockholders not less than 10 days, nor more than 90 days prior to any meeting. For purposes of determining stockholders entitled to notice of any meeting or to vote or to give consent to action without a meeting, a record date shall not be more than 60 days nor fewer than 10 days prior to the date of any meeting, nor more than 60 days before any action without a meeting.	Same.

CPA®:12	CPA®:14

Corporate Action Without a Meeting
Any action that may be taken at an annual or special meeting of stockholders may be taken without a meeting if a unanimous written consent signed by each stockholder entitled to vote or written waiver of any right to dissent signed by all stockholders entitled to notice of the meeting but not entitled to vote at it is filed with the stockholder records.	Same.
Size of Board of Directors
The number of directors shall be no more than nine nor less than three. There are currently three directors.	Same. There are currently three directors.
Independent Directors
At least a majority of the directors must be independent directors, except for a period of ninety days following the death, removal or resignation of an independent director. Independent directors shall, among other duties, monitor the company’s relationship with its advisor, approve all transactions with the advisor and review the company’s investment policies at least annually. Elizabeth P. Munson and James D. Price are CPA®:12’s independent directors.	Same. Trevor P. Bond and Richard J. Pinola are the independent directors of CPA®:14.
Classification of the Board of Directors
All directors are elected or re-elected every year, to serve a one-year term.	Same.
Election of the Board of Directors
A plurality of all votes cast at a stockholder meeting is sufficient to elect a director.	Same.
Removal of Directors
A director may be removed by the stockholders only upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for that purpose, and the notice of that meeting must state that the purpose, or one of the purposes of the meeting, is the proposed removal of the director. Any decrease in the number of directors shall not cause the removal of any director prior to the expiration of such director’s term of office.	Same.
Filling Vacancies
An affiliated director may be replaced by a vote of a majority of the remaining affiliated directors. An independent director may be replaced by a vote of the majority of the remaining independent directors. If there are no remaining affiliated directors or independent directors to so fill an affiliated or independent director vacancy, the vacancy will be filled by a majority vote of the remaining directors. If there are no directors, vacancies will be filled by the stockholders.	Same.

CPA®:12	CPA®:14

Indemnification of Directors and Officers
CPA®:12’s charter limits the liability of CPA®:12’s directors and officers to CPA®:12 and its stockholders to the fullest extent permitted by the laws of the State of Maryland. CPA®:12’s bylaws provide that the directors and their affiliates may be indemnified by CPA®:12 for losses arising from the operation of CPA®:12 only if the following conditions are met: (a) the directors and their affiliates who are performing services on behalf of CPA®:12 had determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of CPA®:12, (b) the directors and their affiliates were acting on behalf of or performing services for CPA®:12, (c) such liability or loss was not the result of negligence or misconduct by the directors or their affiliates and (d) such indemnification or agreement to exculpate is recoverable only out of the net assets of CPA®:12 and not from its stockholders.	Same.
Inspection of Books and Records
The bylaws are open to inspection by stockholders at CPA®:12’s offices during reasonable business hours. Stockholders have the right to inspect the accounting books and records, including stockholder records, and the minutes of the proceedings of stockholders and directors, as permitted by the laws of the State of Maryland.	Same.
Charter Amendments
A majority of the directors may advise the amendment or repeal any provision in the charter, subject to approval by a majority of the votes of stockholders entitled to be cast at the next annual stockholders’ meeting or a special meeting called for that purpose.	Same.
Bylaw Amendments
The bylaws may be amended or repealed by the affirmative vote of the holders of a majority of shares voting on a particular matter, provided that no amendment shall be adopted which would reduce the priority or amount payable to the stockholders upon liquidation or that would diminish any voting rights, without the affirmative vote of two-thirds of the shares. However, a majority of the directors may make certain changes to the bylaws, without consent of the stockholders, to change the number of directors, and to make other changes generally not affecting the rights of stockholders.	Same.

CPA®:12	CPA®:14

Limits on Ownership and Transfer of Shares
The charter contains an ownership limit which prohibits any individual, corporation, partnership, association or other entities from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of the outstanding shares. Shares owned by a person or entity in excess of the ownership limit are deemed “excess shares.” Any purported issuance or transference of shares shall be valid only with respect to those shares that do not result in the transferee-stockholder owning shares in excess of the ownership limit. The excess shares do not have voting rights and are not considered for purposes of any stockholder vote or determining a quorum. If the transferee-stockholder acquires excess shares, such person is considered to have acted as an agent for CPA®:12 in acquiring the excess shares and holds such excess shares on behalf of the ultimate stockholder.	Same.
Distributions
CPA®:12 declares and pays distributions on its common stock on a quarterly basis. The payment of distributions shall be at the discretion of the directors, and shall depend upon the earnings, cash flow and general financial condition of CPA®:12, and such other factors as the directors deem appropriate.	Same.
Appraisal Rights
Under Subtitle 2 of Title 3 of the Maryland General Corporation Law, you have the right to demand payment from CPA®:14 of the fair value of your shares of CPA®:12 common stock. To qualify as an objecting stockholder, you must deliver to CPA®:12’s secretary, at or prior to the special meeting, your written objection to the merger. The written objection must be separate from and in addition to any proxy or vote against the merger. In addition, if you wish to exercise your right to demand payment of the fair value of your stock, within 20 days following the date the articles of merger are accepted for record by State Department of Assessments and Taxation of Maryland, you must make a written demand on CPA®:14 for the payment of your CPA®:12 common stock, stating the number of shares for which you demand payment. Strict compliance with statutory procedures is necessary in order to perfect your rights to an appraisal and to receive fair value for your shares.	Subtitle 2 of Title 3 of the Maryland General Corporation Law grants the right to an appraisal and to receive fair value for shares to stockholders who do not approve extraordinary corporate transactions under certain circumstances. Because CPA®:14 will survive the merger, CPA®:14 stockholders will not be entitled to obtain an appraisal and fair value for their shares. However, CPA®:14 stockholders will have appraisal rights if the alternate merger is implemented. A CPA®:14 stockholder must follow the same procedure as objecting CPA®:12 stockholders, described in this table, in order to perfect his or her appraisal rights.

DESCRIPTION OF CPA®:14 SHARES

The following description of the shares of CPA®:14 common stock does not purport to be complete but contains a summary of portions of the company’s charter and is qualified in its entirety by reference to the charter.

General

CPA®:14 is authorized to issue 120,000,000 shares, each share having a par value of $.001. Each share is entitled to participate equally in distributions when and as authorized by the directors and in the distribution of CPA®:14’s assets upon liquidation. Each share is entitled to one vote and will be fully paid and non-assessable by CPA®:14 upon issuance and payment therefor. Shares, other than excess shares, which are defined in the charter to mean shares held by an investor in excess of 9.8% of the total number of shares issued and outstanding at the time such shares are acquired, are not subject to redemption. The shares have no pre-emptive rights, which rights are intended to insure that a stockholder maintains the same ownership interest (on a percentage basis) before and after the issuance of additional securities by CPA®:14 or cumulative voting rights (which are intended to increase the ability of smaller groups of stockholders to elect directors). CPA®:14 has the authority to issue shares of any class or securities convertible into shares of any class or classes, to classify or to reclassify any unissued stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of such stock, all as determined by the directors.

CPA®:14 will not issue certificates. Shares will be held in “uncertificated” form which will (a) eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates, and (b) eliminate the need to return a duly executed stock certificate to the transfer agent to effect a transfer. You can effect a transfer simply by mailing a duly executed stock power to CPA®:14. Upon the issuance of CPA®:14 shares in the merger, CPA®:14 will send to each new stockholder a written statement which will include all information that is required to be written upon stock certificates under Maryland law.

Meetings and Special Voting Requirements

CPA®:14’s annual meeting is held each year not fewer than thirty days after delivery to CPA®:14 stockholders of the CPA®:14 annual report. Special meetings of stockholders may be called only upon the request of a majority of the directors, a majority of the independent directors, the chairman, the president or upon the written request of stockholders entitled to cast at least 10% of all the votes entitled to be cast at such meeting. In general, the presence in person or by proxy of a majority of the outstanding shares, exclusive of excess shares, shall constitute a quorum.

Generally, the charter may be amended by a majority of the board of directors (including a majority of independent directors) and approval of the stockholders at a duly held meeting at which a quorum is present. Amendments affecting the provisions on indemnification of directors and officers, limitation of personal liability of directors and officers, and limitation on ownership of shares of CPA®:14 discussed below may only be amended by a two-thirds vote of all stockholders. In general, CPA®:14’s bylaws may be amended by a majority vote of the stockholders. The ownership limit discussed below may only be amended by a two-thirds majority vote of all outstanding shares. Any amendment to the bylaws that would reduce the priority of payment or the amount payable to the stockholders upon liquidation of CPA®:14 or that would diminish or eliminate any voting rights require the approval of a two-thirds majority of shares entitled to vote. Stockholders may, by a majority vote in the affirmative of stockholders entitled to cast a vote in on such matters, elect to remove a director from the board of directors or to dissolve CPA®:14. In addition, require prior approval of the board is required to dissolve CPA®:14. Stockholders do not have the ability to vote to replace CPA®:14’s advisor or to select a new investment adviser.

The affirmative vote of a majority of all shares entitled to be cast is required to approve any merger or sale of substantially all of CPA®:14’s assets other than in the ordinary course of business. The term “substantially all” as used in this context is a term used in the Maryland General Corporation Law. This code does not include a definition of this term and Maryland case law suggests that the term be defined on a case-by-case basis. The effect for investors of the Maryland General Corporation Law’s lack of definition is that CPA®:14 cannot provide investors with a definition for “substantially all” and therefore stockholders will not know whether a sale of assets will constitute a sale of substantially all of the assets or whether or not they will have the right to approve any particular sale. Stockholders objecting to the approval of any merger or sale of assets are permitted under Maryland law to petition a court for the appraisal and payment of the fair value of their shares. In an appraisal proceeding, the court appoints appraisers who attempt to determine the fair value of the stock as of the date of the stockholder vote on the merger or sale of assets. The appraisers’ report is considered by the court which makes the final determination of the fair value to be paid to the stockholder and which decides whether the award of interest from the date of the merger or sale of assets and costs of the proceeding are to be awarded to the dissenting stockholder.

Stockholders are entitled to receive a copy of CPA®:14’s stockholder list upon request provided that the requesting stockholder represents to CPA®:14 that (i) the list will not be used to pursue commercial interests and (ii) the contents of the list will be kept confidential. The list CPA®:14 provides will include the name, address and telephone number (if available) of, and number of shares owned by each stockholder and will be in alphabetical order, on white paper and in easily readable type size and will be sent within 10 days of CPA®:14’s receipt of the list request (or five days if the stockholder first requests a copy of the representation and returns it to CPA®:14 within 30 days). A stockholder requesting a list will be required to pay CPA®:14’s reasonable cost of postage and duplication. CPA®:14 will pay the costs incurred and any actual damages suffered by a stockholder who must compel the production of a list and is successful. Any stockholder who breaches the terms of the representation provided to CPA®:14 will be liable to CPA®:14 for any costs or damages resulting from such breach. The list will be updated at least quarterly to reflect changes in the information contained therein.

The following is the representation which must be sent to CPA®:14 before CPA®:14 will provide a list of stockholders:

“I hereby request a copy of the list of all stockholders of Corporate Property Associates 14 Incorporated (the “Company”) as of the date hereof.

I hereby represent to the Company that my request for the list and my subsequent use of the list will be for a purpose reasonably related to my interest as a stockholder of the Company which means I will not use the lists for commercial purposes (which includes the solicitation of other stockholders for the purchase of their shares). I understand that the Company is relying on my representation in providing the list and that the Company is not required to provide me the list without my representation.

I represent that I will keep the contents of the list confidential and will not disclose the contents of the list to any other person or entity unless such person or entity is directly involved in assisting with the use of the list for the intended purpose. I understand that disclosing the contents of the list in violation of this representation or using the list other than for the reason described below will cause damage to the Company and I will be liable to the Company for damages.

Enclosed is a check for $75.00 to cover the costs of duplication and mailing the list.”

The representation should be in the form of a letter addressed to CPA®:14 at 50 Rockefeller Plaza, New York, NY 10020. The letter should be signed and the stockholder’s name, address and telephone number should be included in the letter.

The rights of stockholders described above are in addition to and do not adversely affect rights provided to investors under Rule 14a-7 promulgated under the Securities Exchange Act of 1934, which provides that, upon request of investors and the payment of the expenses of the distribution, CPA®:14 is required to distribute certain materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders, or, at the option of CPA®:14, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution themselves.

Restriction on Ownership of Shares

In order for CPA®:14 to qualify as a REIT, not more than 50% of CPA®:14’s outstanding shares may be owned by any five or fewer individuals (including certain tax-exempt entities) during the last half of each taxable year of CPA®:14, and the outstanding shares must be owned by 100 or more persons independent of CPA®:14 and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year for which an election to be treated as a REIT is made. CPA®:14, therefore, may prohibit certain acquisitions and transfers of shares so as to facilitate its continued qualification as a REIT under the Internal Revenue Code. However, there can be no assurance that such prohibition will be effective.

The charter, in order to assist the CPA®:14 board of directors in preserving CPA®:14’s qualification as a REIT, contains an ownership limit which prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% of the outstanding shares. Shares owned by a person or a group of persons in excess of the ownership limit are deemed “excess shares.” Shares owned by a person who individually owns of record less than 9.8% of outstanding shares may nevertheless be excess shares if such person is deemed part of a group for purposes of this restriction. Please see “Risk Factors — Risks Related to an Investment in the Combined Company’s Shares — The limit on the number of the Combined Company’s Shares a person may own may discourage a takeover” on page 44.

The charter stipulates that any purported issuance or transference of shares shall be valid only with respect to those shares that do not result in the transferee-stockholder owning shares in excess of the ownership limit. If the transferee-stockholder acquires excess shares, such person is considered to have acted as an agent for CPA®:14 and holds such excess shares on behalf of the ultimate stockholder.

The ownership limit does not apply to offerors which, in accordance with applicable U.S. federal and state securities laws, make a cash tender offer, where at least 85% of the outstanding shares (not including shares or subsequently issued securities convertible into common stock which are held by the tender offeror and/or any “affiliates” or “associates” thereof within the meaning of the Exchange Act) are duly tendered and accepted pursuant to the cash tender offer. The ownership limit also does not apply to the underwriter in a public offering of the shares. The ownership limit does not apply to a person or persons which the directors so exempt from the ownership limit upon appropriate assurances that CPA®:14’s qualification as a REIT is not jeopardized.

All persons who own 5% or more (or such lesser number as may be required under the Treasury regulations) of the outstanding shares during any taxable year will be asked by CPA®:14 to deliver a statement or affidavit setting forth, the number of shares they beneficially owned, directly or indirectly.

Distributions

CPA®:14 declares distributions on its common stock on a quarterly basis. Distributions are paid to investors who are stockholders as of the record date selected by the directors. Distributions are paid on a quarterly basis regardless of the frequency with which such distributions are declared. CPA®:14 is required to distribute annually substantially all of its net taxable income to comply with the REIT provisions of the Internal Revenue Code. Generally, income distributed will not be taxable to CPA®:14 under U.S. federal income tax laws unless CPA®:14 fails to comply with the REIT provisions. Please see “Summary — Comparative Per Share Market Price and Distribution Information.”

Distributions are paid at the discretion of the directors, in accordance with the earnings, cash flow and general financial condition of CPA®:14. The directors’ discretion is directed, in substantial part, by their obligation to cause CPA®:14 to comply with the REIT provisions. Because CPA®:14 may receive income from interest or rents at various times during its fiscal year, distributions may not reflect income earned by CPA®:14 in that particular distribution period but may be made in anticipation of cash flow which CPA®:14 expects to receive during a later quarter and may be made in advance of actual receipt in an attempt to make distributions relatively uniform. CPA®:14 can borrow to make distributions if the borrowing is necessary to maintain its REIT qualification or if the borrowing is part of a liquidation strategy to partially or completely liquidate investments in properties by borrowing against those properties.

CPA®:14 is not prohibited from distributing its own securities in lieu of making cash distributions to stockholders provided that the securities distributed to stockholders are readily marketable. Stockholders who receive marketable securities in lieu of cash distributions may incur transaction expenses in liquidating such securities.

Repurchase of Excess Shares

CPA®:14 has the authority to redeem excess shares immediately upon becoming aware of their existence or after giving the person in whose hands such shares are excess shares 30 days to transfer them to a person whose ownership of the shares would not exceed the ownership limit and, therefore, would no longer be considered excess shares. Upon redemption of these excess shares, CPA®:14 will pay the lesser of the price paid for the excess shares by the stockholder in whose possession the redeemed shares were formerly excess shares, or the fair market value of the excess shares. CPA®:14 may purchase excess shares or otherwise repurchase shares if the repurchase does not impair CPA®:14’s capital or operations.

W. P. Carey, Carey Asset Management Corp. and their affiliates may not receive a fee on the purchase of shares.

Summary of CPA®:14’s Distribution Reinvestment and Share Purchase Plan

CPA®:14 has adopted a 2002 Distribution Reinvestment and Share Purchase Plan, referred to herein as the “Plan,” pursuant to which some stockholders may elect to have up to the full amount of their cash distributions from CPA®:14 reinvested in additional shares.

The primary purpose of the Plan is to provide interested investors with an economical and convenient method of increasing their investment in CPA®:14 by investing cash distributions in additional shares at the most recent net asset value and/or by investing optional cash payments in shares at that net asset value. To the extent shares are purchased from CPA®:14 under the Plan, CPA®:14 will receive additional funds for acquisitions and general purposes including the repurchase of shares.

Any CPA®:14 stockholder who receives a copy of a prospectus relating to the Plan may so elect at any time to participate in the Plan. Phoenix American, acting as agent for each participant in the Plan, will apply cash dividends which become payable to such participant on shares of CPA®:14 (including shares held in the participant’s name and shares accumulated under the Plan), to the purchase of additional whole and fractional shares of CPA®:14 for such participant.

Eligibility.  Participation in the Plan is limited to registered owners of CPA®:14. Shares held by a broker or nominee must be transferred to ownership in the name of the stockholder in order to be eligible for this plan. Further, a stockholder who wishes to participate in the Plan may purchase shares through the Plan only after receipt of a prospectus relating to the Plan. A participating stockholder is not required to include all of the shares owned by such stockholder in the Plan, but all of the distribution paid on enrolled shares will be reinvested.

Stock Purchases.  In making purchases for the accounts of participants, Phoenix American may commingle the funds of one participant with those of other participants in the Plan. All shares purchased under the Plan will be held in the name of each participant. Purchases will be made directly from CPA®:14 at the current net asset value per share or NAV. NAV is determined by adding the most recent appraised value of the real estate owned by CPA®:14 to the value of its other assets, subtracting the total amount of all liabilities and dividing the difference by the total number of outstanding shares. Phoenix American shall have no responsibility with respect to the market value of CPA®:14 common stock acquired for participants under the Plan.

Timing of Purchases.  Phoenix American will make every reasonable effort to invest all dividends and additional cash contributions on the 15th day of the dividend paying month (or the first business day following the 15th if that day is not a business day), (except where necessary to comply with applicable securities laws). If, for any reason beyond the control of Phoenix American, investment cannot be completed within 30 days after the applicable dividend payment date, participants’ funds held by Phoenix American will be distributed to the participant.

Account Statements.  Following the completion of the purchase of shares after each dividend, Phoenix American will mail to each participant an account statement showing the cash dividends, the number of shares purchased, the price per share and the participant’s total shares accumulated under the Plan.

Expenses and Commissions.  There will be no direct expenses to participants for the administration of the Plan. Brokerage commissions as described below, and administrative fees associated with the Plan will be paid by CPA®:14. Any interest earned on dividends while held by Phoenix American will be paid to CPA®:14 to defray costs relating to the Plan. Additionally, in connection with all purchases, CPA®:14 will pay to Carey Financial, LLC selling commissions of not more than five percent of the purchase price of the shares purchased through reinvestment. Carey Financial, LLC may, in its sole discretion, reallow up to the full five percent per share of such selling commission to select dealers.

Taxation of Distributions.  The reinvestment of dividends does not relieve the participant of any taxes which may be payable on such dividends. In addition, any brokerage commissions and fees paid by CPA®:14 on behalf of the participant constitute additional dividend income. Total dividend income received from CPA®:14 along with brokerage commissions and fees paid on the participant’s behalf will be reported on an annual information return filed with the Internal Revenue Service. A copy will be sent to the participant, or the information will be shown on the participant’s final account statement for the year.

Stock Certificates.  No share certificates will be issued to a participant.

Voting of Shares.  In connection with any matter requiring the vote of CPA®:14 stockholders, each participant will be entitled to vote all of the whole shares held by the participant in the Plan. Fractional shares will not be voted.

Absence of Liability.  Neither CPA®:14 nor Phoenix American or any of their officers, directors, agents or employees, shall have any responsibility or liability as to the value of the CPA®:14 shares, any change in the value of the shares acquired for any participant’s account, or the rate of return earned on, or the value of, the interest-bearing accounts, if any, in which dividends are invested. Neither CPA®:14 nor Phoenix American shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability: (a) arising out of the failure to terminate a participant’s participation in the Plan upon such participant’s death prior to the date of receipt of notice of the death of such participant, and (b) with respect to the time and prices at which shares are purchased for a participant. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE FEDERAL SECURITIES LAWS CANNOT BE WAIVED. Similarly, CPA®:14 and Phoenix American have been advised that in the opinion of certain state securities commissioners, indemnification is also considered contrary to public policy and therefore unenforceable.

Termination of Participation.  A participant may terminate participation in the Plan at any time by written instructions to that effect to Phoenix American. To be effective on a dividend payment date, the notice of termination must be received by Phoenix American at least 15 days before that dividend payment date. Phoenix American may also terminate any participant’s account at any time in its discretion by notice in writing mailed to the participant.

Amendment and Termination of Plan.  The Plan may be amended, supplemented or terminated by CPA®:14 at any time by the delivery of written notice to each participant at least 30 days prior to the effective date of the amendment, supplement or termination. Any amendment or supplement shall be effective as to the participant unless, prior to its effective date, Phoenix American receives written notice of termination of the participant’s account. Amendment may include an appointment by CPA®:14 or Phoenix American with approval of CPA®:14 of a successor agent, in which event such successor shall have all of the rights and obligations of Phoenix American under the Plan.

Governing Law.  The Plan and any authorization card signed by the participant (which is deemed a part of the Plan) and the participant’s account shall be governed by and construed in accordance with the laws of Maryland.

Redemption of Shares

Prior to the time, if any, as the shares are listed on a national securities market, any stockholder (other than W. P. Carey) that has held shares for at least one year, may present all or any portion of their shares to CPA®:14 for redemption at any time, in accordance with the procedures outlined herein. At that time, CPA®:14 may, at CPA®:14’s option, subject to the conditions described below, redeem the shares presented for redemption for cash to the extent CPA®:14 has sufficient funds available for redemption as determined by the board of directors in its sole discretion. As a result, a stockholder’s shares may not be redeemed. In addition, W. P. Carey and their affiliates may assist with the identification of prospective third party buyers.

CPA®:12 stockholders who receive CPA®:14 shares in the merger may participate in the redemption plan and will be given credit for the period during which they held their shares of CPA®:12 for all purposes under the plan. CPA®:14 stockholders may participate in the plan after they have been CPA®:14 stockholders for one year and as a result, former CPA®:12 stockholders may participate in the plan once the combined holding period of their CPA®:12 and CPA®:14 shares exceeds one year.

The board of directors will determine on a quarterly basis whether CPA®:14 has sufficient excess cash to repurchase shares. Stockholders may offer shares to CPA®:14 for purchase and CPA®:14 will purchase the offered shares if it has sufficient cash. CPA®:14 will impose a surrender charge on repurchased shares in accordance with the following schedule:

Holding Period of Shares	Surrender Charge

1-3 years	12% of net asset value
4 years	11% of net asset value
5 years	10% of net asset value
6 years	9% of net asset value
7 years	8% of net asset value
8 years	7% of net asset value
9 years	6% of net asset value
10 years	5% of net asset value
11 years of more	4% of net asset value

The net asset value, for purposes of calculating the purchase price, shall be the most recent net asset value per share of CPA®:14. The board of directors reserves the right to adjust the net asset value on a quarterly basis to account for significant capital transactions.

CPA®:14 will only be able to repurchase shares if it maintains a currently effective registration statement. While CPA®:14 intends to maintain an effective registration statement, there can be no assurance that it will be able to do so.

If CPA®:14 has sufficient funds to purchase some but not all of the shares offered, the stockholders holding their shares for the longest amount of time will be given priority. Requests not fulfilled in one quarter will automatically have their request carried forward to the next quarter, unless such request is revoked. Requests can be revoked by sending a letter requesting revocation to CPA®:14’s Investor Relations department. There can be no assurances that CPA®:14 will have sufficient funds to repurchase any shares.

A stockholder who wishes to have shares redeemed must mail or deliver a written request on a form provided by CPA®:14 and executed by the stockholder, its trustee or authorized agent. To request a form, call CPA®:14’s Investor Relations Department at 1-800-WPCAREY. Within 30 days following CPA®:14’s receipt of the stockholder’s request, CPA®:14 will forward to the stockholder the documents necessary to effect the redemption, including any signature guarantee it may require. Any redemption will be completed for a calendar quarter provided that CPA®:14 receives the properly completed redemption documents from the stockholder at least one calendar month prior to the last day of the current calendar quarter and it has sufficient funds to redeem the shares. The effective date of any redemption will be the last date during a quarter, during which CPA®:14 receives the properly completed redemption documents. As a result, CPA®:14 anticipates that, assuming sufficient funds for redemption, the effective date of redemptions will be no later than 30 days after the quarterly determination of the availability of funds for redemption.

A stockholder may present to CPA®:14 fewer than all of his/her or its shares for redemption, provided, however, that if a stockholder retains any shares, he, she or it must retain at least 250 shares (200 shares for an IRA, Keogh Plan or pension plan). Shares transferred by reason of death will be deemed to have been held from the time the shares were first acquired.

The CPA®:14 board of directors, in their sole discretion, may amend or suspend the redemption plan at any time they determine that such amendment or suspension is in CPA®:14’s best interests. The board of directors may also suspend the redemption of shares if:

•	they determine, in their sole discretion, that such redemption impairs CPA®:14’s capital or the operations;

•	they determine, in their sole discretion, that an emergency makes such redemption not reasonably practical;

•	any governmental or regulatory agency with jurisdiction over CPA®:14 so demands for the protection of the stockholders;

•	they determine, in their sole discretion, that such redemption would be unlawful;

•	they determine, in their sole discretion, that such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of CPA®:14’s shares, could cause direct or indirect ownership of shares to become concentrated to an extent which would prevent CPA®:14 from qualifying as a REIT under the Code; or

•	the board of directors, in their sole discretion, deem such amendment or suspension to be in the best interest of the Company.

The redemption plan will terminate, and CPA®:14 no longer shall accept shares for redemption, if and when listing occurs.

Restrictions on Roll-Up Transactions

In connection with any proposed transaction considered a “Roll-up Transaction” involving CPA®:14 and the issuance of securities of an entity (a “Roll-up Entity”) that would be created or would survive after the successful completion of the Roll-up Transaction, an appraisal of all properties shall be obtained from a competent third party appraiser. The properties shall be appraised on a consistent basis, and the appraisal shall be based on the evaluation of all relevant information and shall indicate the value of the properties as of a date immediately prior to the announcement of the proposed Roll-up Transaction. The appraisal shall assume an orderly liquidation of properties over a 12-month period. The terms of the engagement of the third party appraiser shall clearly state that the engagement is for CPA®:14’s benefit and the stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with a proposed Roll-up Transaction. A “Roll-up Transaction” is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of CPA®:14 and the issuance of securities of a Roll-up Entity. This term does not include:

•	a transaction involving CPA®:14’s securities that have been for at least 12 months listed on a national securities exchange or included for quotation on Nasdaq National Market System; or

•	a transaction involving the conversion to corporate, trust, or association form of only CPA®:14 if, as a consequence of the transaction there will be no significant adverse change in any of the following: stockholder voting rights; the term of CPA®:14’s existence; compensation to W. P. Carey or Carey Asset Management Corp.; or the investment objectives of CPA®:14.

In connection with a proposed Roll-up Transaction, the person sponsoring the Roll-up Transaction must offer to stockholders who vote “no” on the proposal the choice of:

(i) accepting the securities of a Roll-up Entity offered in the proposed Roll-up Transaction; or

(ii) one of the following:

(A) remaining as stockholders of CPA®:14 and preserving their interests therein on the same terms and conditions as existed previously, or

(B) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of CPA®:14’s net assets.

CPA®:14 is prohibited from participating in any proposed Roll-up Transaction:

(i) which would result in the stockholders having democracy rights in a Roll-up Entity that are less than those provided in the bylaws and described elsewhere in this prospectus, including rights with respect to the election and removal of directors, annual reports, annual and special meetings, amendment of the articles of incorporation, and dissolution of CPA®:14;

(ii) which includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-up Entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-up Entity on the basis of the number of shares held by that investor;

(iii) in which investor’s rights to access of records of the Roll-up Entity will be less than those provided in the section of this prospectus entitled “Description of Shares — Meetings and Special Voting Requirements;” or

(iv) in which any of the costs of the Roll-up Transaction would be borne by CPA®:14 if the Roll-up Transaction is not approved by the stockholders.

CPA®:14 currently has no plans to enter into a Roll-up Transaction.

Transfer Agent

The transfer agent and registrar for the shares is Phoenix American Financial Services, Inc. The transfer agent’s address is 2401 Kerner Boulevard, San Rafael, CA 94901-5509, and its phone number is 1-888-241-3737.

DESCRIPTION OF HOLDINGS SHARES

General

If the alternate merger is consummated, the rights of stockholders of Holdings will be identical to the rights of CPA®:14 stockholders described above under the heading “Description of CPA®:14 Shares.”

Holdings has adopted a 2006 Distribution Reinvestment and Share Purchase Plan, referred to herein as the “Holdings Plan”, pursuant to which some stockholders may elect to have up to the full amount of their cash distributions from Holdings reinvested in additional shares. The terms of the Holdings Plan are identical to the terms of CPA®:14’s existing 2002 Distribution Reinvestment and Share Purchase Plan.

If the alternate merger is consummated, each CPA®:14 stockholder that is a participant in CPA®:14’s existing plan will automatically be enrolled in the Holdings Plan. Each CPA®:12 stockholder who receives common stock in the merger or the alternate merger, who is a participant in CPA®:12’s existing dividend reinvestment and share purchase plan and who desires to take part in the Holdings Plan (or CPA®:14’s existing plan, if the original structure is implemented) will automatically be enrolled in the Holdings Plan (or CPA®:14’s existing plan, if the original structure is implemented). Each CPA®:12 stockholder who receives common stock in the merger or the alternate merger, who is not a participant in CPA®:12’s existing dividend reinvestment and share purchase plan and who desires to take part in the Holdings Plan (or CPA®:14’s existing plan, if the original structure is implemented) should follow the regular procedures applicable to participation in CPA®:12’s current dividend reinvestment and share purchase plan in order to enroll in the Holdings Plan (or CPA®:14’s existing plan, as applicable). Each CPA®:12 stockholder who receives stock in the merger or the alternate merger, who participates in the existing CPA®:12 dividend reinvestment and share purchase plan but who does not desire to participate in the Holdings Plan (or CPA®:14’s plan, as applicable) should contact the CPA®:14 investor relations department by calling 1-800-WP CAREY. The Holdings Plan is attached as Exhibit 4.2 to the registration statement.

DIRECTORS AND EXECUTIVE OFFICERS OF CPA®:14

CPA®:14’s directors and executive officers are as follows:

Name	Office

Wm. Polk Carey	Chairman of the Board
Trevor P. Bond	Director*
Richard J. Pinola	Director*
Gordon F. DuGan	Chief Executive Officer
Edward V. LaPuma	President
Thomas E. Zacharias	Chief Operating Officer
Mark J. DeCesaris	Acting Chief Financial Officer, Chief Administrative Officer and Managing Director

*	Independent Director

Directors

Wm. Polk Carey
Age: 76
Director since: 1997

Mr. Carey is Chairman of the board of directors. Mr. Carey also serves as a director of Corporate Property Associates 16 — Global Incorporated or CPA®:16 — Global since 2003, of Corporate Property Associates 15 Incorporated or CPA®:15 since 2001, of Corporate Property Associates 12 Incorporated or CPA®:12 since 1993 and of W. P. Carey since 1997. Mr. Carey was also Co-Chief Executive Officer of each of such companies, as well as CPA®:14, from 2002 through March 2005. He has been active in lease financing since 1959 and a specialist in net leasing of corporate real estate property since 1964. Before founding W. P. Carey & Co., Inc. in 1973, he served as Chairman of the Executive Committee of Hubbard, Westervelt & Mottelay (now Merrill Lynch Hubbard), head of Real Estate and Equipment Financing at Loeb, Rhoades & Co. (now Lehman Brothers), and head of Real Estate and Private Placements, Director of Corporate Finance and Vice Chairman of the Investment Banking Board of duPont Glore Forgan Inc. A graduate of the University of Pennsylvania’s Wharton School, Mr. Carey also received a Sc. D. honoris causa from Arizona State University and is a Trustee of The Johns Hopkins University and other educational and philanthropic institutions. He serves as Chairman of the Penn Institute for Economic Research (PIER). In the fall of 1999, Mr. Carey was Executive-in-Residence at Harvard Business School. He also serves as Chairman of the Board of W. P. Carey and Carey Asset Management Corp., CPA®:14’s advisor.

Trevor P. Bond*
Age: 45
Director since: 2005

Mr. Bond was appointed to the board of directors in February of 2005, at which time he was also appointed to the Boards of CPA®:15 and CPA®:16 — Global. Since 2002, Mr. Bond has been the managing member of a private investment vehicle, Maidstone Investment Co., LLC, investing in real estate limited partnerships for his personal account. Mr. Bond served in several management capacities for Credit Suisse Securities (USA) LLC or Credit Suisse from 1992 to 2002, including: co-founder of Credit Suisse’s Real Estate Equity Group, which managed approximately $3 billion of real estate assets; founding team member of Praedium Recovery Fund, a $100 million fund managing distressed real estate and mortgage debt; and as a member of the Principal Transactions Group managing $100 million of distressed mortgage debt. Prior to Credit Suisse, Mr. Bond served as an associate to the real estate and finance departments of Tishman Realty & Construction Co. and Goldman Sachs & Co. in New York. Mr. Bond also founded and managed an international trading company from 1985 to 1987 that sourced industrial products in China for U.S. manufacturers. Mr. Bond received an M.B.A. from Harvard University in 1989.

Richard J. Pinola*
Age: 60
Director since: 2006

Mr. Pinola was appointed to the board of directors in July 2006. Mr. Pinola serves as an independent director on the audit committee of the board of directors. Since February 2004 Mr. Pinola has been a principal in Eric M. Godshalk and Company, Investment Counselors, an investment advisory firm. From January 1994 through January 2004, Mr. Pinola served as Chief Executive Officer and Chairman of Right Management Consultants (“Right Management”), a global consulting firm specializing in career transition and organizational consulting services which was acquired in January 2003 by Manpower Inc. Prior to joining Right Management, from 1989 to 1991 Mr. Pinola was President and Chief Operating Officer of Penn Mutual Life Insurance Company, a diversified financial services firm. He also previously served as a certified public accountant with Price Waterhouse & Co. Mr. Pinola currently serves as a director of K-Tron International, Inc., a manufacturer of material handling equipment and systems, Kenexa Corporation, a provider of software, proprietary content, services and process outsourcing, Bankrate, Inc., an Internet financial services provider, and Nobel Learning Communities, Inc., a for-profit provider of education and educational services. Mr. Pinola also serves as a director of the Visiting Nurses Association of America, a national association for not-for-profit, community based home health organizations, King’s College, a liberal arts Catholic college located in Wilkes-Barre, Pennsylvania and Reading is Fundamental, Inc., a nonprofit literacy organization. Mr. Pinola received a B.S. in Accounting from King’s College.

Executive Officers Who Are Not Directors

Gordon F. DuGan
Age: 40

Mr. DuGan, Chief Executive Officer, was a member of the board of directors from February 2005 until April 2006. Mr. DuGan also served as a member of the board of directors of CPA®:12 from February 2005 to September 2006. Mr. DuGan also serves as a director, President and CEO of W. P. Carey and Carey Asset Management Corp, CPA®:14’s advisor. Mr. DuGan joined W. P. Carey & Co. as Assistant to the Chairman in 1988. From October 1995 until February 1997 he was chief financial officer of a Colorado-based wireless communications equipment manufacturer. Mr. DuGan rejoined W. P. Carey & Co. as Deputy Head of Investment in February 1997, and was elected to Co-CEO in 2002 and CEO in 2005. Mr. DuGan also serves as CEO and a director of CPA®:15 and CPA®:16 — Global and is a Trustee of the W. P. Carey Foundation. He serves on the Boards of the National Association of Real Estate Investment Trusts (NAREIT), the New York Pops and the Hewitt School and is a member of the Young Presidents Organization. Mr. DuGan received his B.S. in Economics from the Wharton School at the University of Pennsylvania.

Edward V. LaPuma
Age: 33

Mr. LaPuma, President, joined W. P. Carey & Co. as an Assistant to the Chairman in 1994 and was elected President in 2005. Prior to joining W. P. Carey & Co., Mr. LaPuma was a consultant with the Sol C. Snider Entrepreneurial Center. A magna cum laude graduate of the University of Pennsylvania, Mr. LaPuma received a B.A. in Global Economic Strategies from The College of Arts and Sciences and a B.S. in Economics with a concentration in Finance from the Wharton School. He is President and a member of the board of directors of W. P. Carey International LLC. He is also a Trustee for the Rensselaerville Institute.

Thomas E. Zacharias
Age: 52

Mr. Zacharias, Chief Operating Officer, joined W. P. Carey & Co. in April 2002. He currently serves as Managing Director and Chief Operating Officer of W. P. Carey, CPA®:12, CPA®:14, CPA®:15, and as President of CPA®:16 — Global. Prior to joining W. P. Carey & Co., Mr. Zacharias was a Senior Vice President of MetroNexus North America, a Morgan Stanley Real Estate Funds Enterprise capitalized for the development of internet data centers. Prior to joining MetroNexus in October 2000, Mr. Zacharias was a Principal at Lend Lease Development U.S., a subsidiary of Lend Lease Corporation, a global real estate investment management company. Between 1981 and 1998, Mr. Zacharias was a senior officer at Corporate Property Investors which at the time of its merger into Simon Property Group in 1998, was the largest private equity REIT. Mr. Zacharias received his undergraduate degree, magna cum laude, from Princeton University in 1976, and a Masters in Business Administration from Yale School of Management in 1979. He is a member of the Urban Land Institute, International Council of Shopping Centers and NAREIT, and currently serves as a Trustee of Groton School in Groton, Massachusetts. Mr. Zacharias previously served as an independent director of CPA®:12 from 1997 to 2000, CPA®:14 from 1997 to 2001 and CPA®:15 in 2001.

Mark J. DeCesaris
Age: 47

Mr. DeCesaris became Acting Chief Financial Officer, Chief Administrative Officer and Managing Director of CPA®:14 in November 2005. He also serves as Acting Chief Financial Officer, Chief Administrative Officer and Managing Director for W. P. Carey, CPA®:12, CPA®:15 and CPA®:16 — Global. Mr. DeCesaris had been a consultant to W. P. Carey finance department since May 2005. Prior to joining W. P. Carey, from March 2003 to December 2004, Mr. DeCesaris was Executive Vice President for Southern Union Company, a natural gas energy company publicly traded on the NYSE, where his responsibilities included overseeing the integration of acquisitions and developing and implementing a shared service organization to reduce annual operating costs. From August 1999 to March 2003, he was Senior Vice President for Penn Millers Insurance Company, a property and casualty insurance company where he served as President and Chief Operating Officer of Penn Software, a subsidiary of Penn Millers Insurance. From 1994 to August 1999, he was President and Chief Executive Officer of System One Solutions, a business consulting firm that he founded. He started his career with Coopers & Lybrand in Philadelphia, PA and earned his CPA license in 1983. Mr. DeCesaris graduated from Kings College with a B.S. in Accounting and a B.S. in Information Technology. He currently serves as a member of the Board of Trustees of Kings College.

DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS

After the completion of the alternate merger, the members of the CPA®:12 board of directors and CPA®:14 board of directors immediately prior to the closing of the alternate merger will be appointed as the board of directors of Holdings. After the completion of the alternate merger, the executive officers of CPA®:14 immediately prior to the closing of the alternate merger will be the executive officers of Holdings.

LEGAL MATTERS

The validity of the shares of CPA®:14 common stock to be issued in connection with the merger will be passed upon for CPA®:14 and Holdings by Clifford Chance US LLP.

The description of U.S. federal income tax considerations contained in the section of this document entitled “Material U.S. Federal Income Tax Considerations” is based on the opinion of Clifford Chance US LLP. That description also relies upon the anticipated opinions of Clifford Chance US LLP, as counsel for CPA®:14 and Greenberg Traurig, LLP, as counsel for CPA®:12, regarding the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or the alternate merger as a transfer of CPA®:12 shares to Holdings pursuant to Section 351(a) of the Internal Revenue Code and a reorganization with respect to Holdings’ acquisition of CPA®:14, and the anticipated opinions of Clifford Chance US LLP and Greenberg Traurig, LLP with regard to the qualification of CPA®:14 (and Holdings, if applicable) and CPA®:12, respectively, as REITs under the Internal Revenue Code.

EXPERTS

The consolidated financial statements of CPA®:14 as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of CPA®:12 as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of CPA:14 Holdings Inc. as of July 17, 2006 included in this joint proxy statement/prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

CPA®:14

CPA®:14 must receive any proposal which a stockholder intends to present at CPA®:14’s 2007 Annual Meeting no later than December 29, 2006 in order to be included in CPA®:14’s proxy statement and form of proxy relating to the 2007 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act. Any stockholder proposals or notices submitted to CPA®:14 in connection with the 2007 Annual Meeting of stockholders should be addressed to: Corporate Secretary, CPA®:14, 50 Rockefeller Plaza, New York, New York 10020.

All stockholder proposals to be presented in connection with 2007 Annual Meeting of stockholders, other than proposals submitted pursuant to Rule 14a-8 of the Exchange Act, must be received by CPA®:14’s corporate secretary not fewer than 120 days before the scheduled date of the 2007 Annual Meeting. In addition, any stockholder wishing to nominate a director at the 2007 Annual Meeting must provide timely written notice of such nomination, to CPA®:14’s corporate secretary, as set forth in its bylaws. A stockholder’s notice shall be timely if it is delivered to, or mailed and received, at the principal office of CPA®:14 not less than 30 days nor more than 60 days prior to the 2007 Annual Meeting; provided however that if fewer than 40 days’ notice or prior public disclosure of the date of the annual meeting is given or made to the stockholder, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the 2007 Annual Meeting was mailed or such public disclosure was made. Thus, if the 2007 Annual Meeting were to occur on June 12, 2007, then stockholder proposals must be received by February 12, 2007 and any stockholder’s notice of a director nomination must be received not earlier than April 13, 2007, nor later than May 13, 2007.

CPA®:12

CPA®:12 will hold an annual meeting of its stockholders in 2007 only if the merger is not completed. CPA®:12 must receive any proposal which a stockholder intends to present at CPA®:12’s 2007 Annual Meeting no later than December 29, 2006 in order to be included in CPA®:12’s proxy statement and form of proxy relating to the 2007 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act. Any stockholder proposals or notices submitted to CPA®:14 in connection with the 2007 Annual Meeting of stockholders should be addressed to: Corporate Secretary, CPA®:12, 50 Rockefeller Plaza, New York, New York 10020.

All stockholder proposals to be presented in connection with CPA®:12’s 2007 annual meeting of stockholders, other than proposals submitted pursuant to Rule 14a-8 of the Exchange Act, must be received by CPA®:12’s corporate secretary not fewer than 120 days before the scheduled date of the 2007 Annual Meeting. In addition, any stockholder wishing to nominate a director at the 2007 Annual Meeting must provide timely written notice of such nomination, to CPA®:12’s corporate secretary, as set forth in its bylaws. A stockholder’s notice shall be timely if it is delivered to, or mailed and received, at the principal office of CPA®:12 not less than 30 days nor more than 60 days prior to the 2007 Annual Meeting; provided however that if fewer than 40 days’ notice or prior public disclosure of the date of the annual meeting is given or made to the stockholder, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the 2007 Annual Meeting was mailed or such public disclosure was made. Thus, if the 2007 Annual Meeting were to occur on June 12, 2007, then stockholder proposals must be received by February 12, 2007 and any stockholder’s notice of a director nomination must be received not earlier than April 13, 2007, nor later than May 13, 2007.

Holdings

Holdings must receive any proposal which a stockholder intends to present at Holdings’ 2007 Annual Meeting no later than December 29, 2006 in order to be included in Holdings’ proxy statement and form of proxy relating to the 2007 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act. Any stockholder proposals or notices submitted to Holdings in connection with the 2007 Annual Meeting of stockholders should be addressed to: Corporate Secretary, Holdings, 50 Rockefeller Plaza, New York, New York 10020.

All stockholder proposals to be presented in connection with 2007 Annual Meeting of stockholders, other than proposals submitted pursuant to Rule 14a-8 of the Exchange Act, must be received by Holdings’ corporate secretary not fewer than 120 days before the scheduled date of the 2007 Annual Meeting. In addition, any stockholder wishing to nominate a director at the 2007 Annual Meeting must provide timely written notice of such nomination, to Holdings’ secretary, as set forth in its bylaws. A stockholder’s notice shall be timely if it is delivered to, or mailed and received, at the principal office of Holdings not less than 30 days nor more than 60 days prior to the 2007 Annual Meeting; provided however that if fewer than 40 days’ notice or prior public disclosure of the date of the annual meeting is given or made to the stockholder, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the 2007 Annual Meeting was mailed or such public disclosure was made. Thus, if the 2007 Annual Meeting were to occur on June 12, 2007, then stockholder proposals must be received by February 12, 2007 and any stockholder’s notice of a director nomination must be received not earlier than April 13, 2007, nor later than May 13, 2007.

OTHER MATTERS

Only one joint proxy statement/prospectus is being delivered to multiple security holders who share an address unless CPA®:12 or CPA®:14, as applicable, has received contrary instructions from one or more of the security holders. CPA®:12 or CPA®:14, as applicable will deliver promptly, upon written or oral request, a separate copy of this proxy statement/prospectus to a security holder of a shared address to which a single copy was delivered. Also, security holders sharing an address may request a single copy of annual reports or proxy statements if they are currently receiving multiple copies. Such requests can be made by contacting Ms. Susan C. Hyde, W. P. Carey & Co. LLC, 50 Rockefeller Plaza, New York, New York 10020, or calling 212-492-1100.

WHERE YOU CAN FIND MORE INFORMATION

CPA®:12 and CPA®:14 file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information CPA®:12 or CPA®:14 files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on operation of the public reference room. The SEC filings of CPA®:12 and CPA®:14 are also available to the public on the web site maintained by the SEC at www.sec.gov.

CPA®:14 and Holdings filed a registration statement on Form S-4 to register with the SEC the CPA®:14 common stock and Holdings common stock to be issued to CPA®:12 stockholders (and CPA®:14 stockholders if the alternate merger is implemented) in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of CPA®:14 and Holdings in addition to being a proxy statement of CPA®:14 and CPA®:12 for the special meetings.

CPA®:12 has supplied all information contained in this joint proxy statement/prospectus relating to CPA®:12 and CPA®:14 has supplied all such information relating to CPA®:14 and Holdings.

CORPORATE PROPERTY ASSOCIATES 12	CORPORATE PROPERTY ASSOCIATES 14
INCORPORATED	INCORPORATED
50 Rockefeller Plaza	50 Rockefeller Plaza
New York, New York 10020	New York, New York 10020
(800) WP Carey	(800) WP Carey

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM US, PLEASE DO SO BY NOVEMBER 20, 2006 TO RECEIVE THEM BEFORE THE CPA®:12 SPECIAL MEETING OR THE CPA®:14 SPECIAL MEETING.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO VOTE ON THE CPA®:14 PROPOSAL TO APPROVE THE MERGER AND THE CPA®:12 PROPOSALS TO APPROVE THE MERGER AND THE CPA®:12 ASSET SALE. CPA®:12, CPA®:14 AND HOLDINGS HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS JOINT PROXY STATEMENT/PROSPECTUS IS DATED OCTOBER 20, 2006. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 20, 2006, AND NEITHER THE MAILING OF THIS JOINT PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS OF CPA®:14 AND CPA®:12 NOR THE ISSUANCE OF CPA®:14 COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

INDEX TO FINANCIAL STATEMENTS

Corporate Property Associates 14 Incorporated Pro Forma Consolidated Financial Statements
(Unaudited)

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2006
(Unaudited)

Assuming No Participation in the Cash Option

The following unaudited pro forma consolidated balance sheet as of June 30, 2006 has been presented as if the acquisition of Corporate Property Associates 12 Incorporated (“CPA®:12”) by Corporate Property Associates 14 Incorporated (“CPA®:14”) in exchange for CPA®:14 shares had occurred on June 30, 2006. This unaudited pro forma consolidated balance sheet should be read in conjunction with the unaudited consolidated balance sheets of CPA®:12 and CPA®:14 as of June 30, 2006 included herein. The unaudited pro forma consolidated balance sheet also includes pro forma adjustments for events subsequent to June 30, 2006 including CPA®:14’s special dividend, lease restructuring and disposition of a property and CPA®:12’s lease restructuring and the actual and probable disposition of properties prior to CPA®:12’s acquisition by CPA®:14. In management’s opinion, all adjustments necessary to reflect the merger and the related issuance of shares of common stock of CPA®:14 as well as the probable dispositions have been made.

Pursuant to the terms of the transaction, CPA®:12 will be merged into CPA®:14. CPA®:14 will acquire CPA®:12 in exchange for CPA®:14 shares or cash, at the option of each CPA®:12 shareholder. If no shareholder participates in the cash option, approximately 27,091,100 shares of CPA®:14 common stock would be issued upon completion of the merger. Prior to the merger, CPA®:12 shareholders will receive a special cash distribution of $3.00 per share. In addition, CPA®:12 shareholders will receive a further special cash distribution of $0.16 per share in connection with the completion of the sale of a property in California in October 2006. The merger will be accounted for as a purchase and the assets acquired and liabilities assumed from CPA®:12 will be recorded at their estimated fair values.

This unaudited pro forma consolidated balance sheet is not necessarily indicative of what the actual financial position would have been at June 30, 2006, nor does it purport to represent the future financial position of CPA®:14.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2006
(Unaudited)
(In thousands)

Assuming No Participation in the Cash Option

										Consolidation of
	CPA®:14					CPA®:12				Former Equity/	Total	CPA®:14
		Special	Lease		CPA®:14		Lease	CPA®:12		Minority Interest	Pro Forma	Pro Forma
	Historical(1)	Dividend(2)	Restructuring(3)	Dispositions(4)	as Adjusted	Historical(1)	Restructuring(3)	as Adjusted	Dispositions(4)	Investments(5)	Adjustments(6)	Consolidated

ASSETS
Real estate, net	$918,609				$918,609	$265,908		$265,908	$(107,653)	$53,872	$19,045	$1,149,781
Net investment in direct financing leases	116,272				116,272	12,153		12,153			8,290	136,715
Equity investments	97,701		$1,275	$(8,669)	90,307	85,534	$467	86,001	(17,671)	(23,531)	52,194	187,300
Assets held for sale	—				—	3,805		3,805	(3,805)			—
Cash and cash equivalents	91,596	$(30,836)		18,076	78,836	27,208		27,208	127,200	4	(148,288)	80,446
											(4,514)
Marketable securities	6,481				6,481	7,525		7,525				14,006
Intangible assets, net	—				—	1,358		1,358			103,507	104,865
Other assets, net	68,916				68,916	15,110		15,110		537	(10,128)	74,435

Total assets	$1,299,575	$(30,836)	$1,275	$9,407	$1,279,421	$418,601	$467	$419,068	$(1,929)	$30,882	$20,106	$1,747,548

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Mortgage notes payable	$652,419				$652,419	$139,794		$139,794	$(39,699)	$33,332	$(2,162)	$783,684
Limited recourse mortgage notes payable on assets held for sale	—				—	2,391		2,391	(2,391)			—
Accrued interest	4,151				4,151	749		749		236		5,136
Due to affiliates	6,410			$862	7,272	3,944		3,944			(2,349)	8,867
Accounts payable, accrued expenses and other liabilities	6,625				6,625	2,503		2,503		24		9,152
Prepaid and deferred rental income and security deposits	20,394				20,394	5,297		5,297		738	1,613	25,391
											(2,651)
Deferred acquisition fees payable to affiliate	12,910				12,910	2,734		2,734				15,644
Distributions payable	44,054				44,054	6,442		6,442				50,496

Total liabilities	746,963	—	—	862	747,825	163,854	—	163,854	(42,090)	34,330	(5,549)	898,370

Minority interest in consolidated entities	24,303				24,303	8,669		8,669	(8,669)	(3,448)		20,855

Commitments and contingencies
Shareholders’ equity:
Common stock	71				71	33		33			(6)	98
Additional paid-in capital	643,714				643,714	302,073		302,073			18,930	964,717
Distributions in excess of accumulated earnings	(100,308)	(30,836)	1,275	8,545	(121,324)	(39,562)	467	(39,095)	49,616		(10,521)	(121,324)
Accumulated other comprehensive income	9,342				9,342	1,540		1,540	(786)		(754)	9,342

	552,819	(30,836)	1,275	8,545	531,803	264,084	467	264,551	48,830	—	7,649	852,833
Less, treasury stock	(24,510)				(24,510)	(18,006)		(18,006)			18,006	(24,510)

Total shareholders’ equity	528,309	(30,836)	1,275	8,545	507,293	246,078	467	246,545	48,830	—	25,655	828,323

Total liabilities, and shareholders’ equity	$1,299,575	$(30,836)	$1,275	$9,407	$1,279,421	$418,601	$467	$419,068	$(1,929)	$30,882	$20,106	$1,747,548

The accompanying notes are an integral part of this pro forma consolidated balance sheet.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share amounts)

1. Derived from the historical unaudited consolidated balance sheets of Corporate Property Associates 14 Incorporated (“CPA®:14”) and Corporate Property Associates 12 Incorporated (“CPA®:12”) as of June 30, 2006, included herein.

2. Special dividend — As a result of the sale of a property in Minnesota and an interest in a joint venture in which CPA®: 14 and an affiliate hold 40% and 60% interests, respectively, CPA®:14’s board of directors approved a special distribution of $.45 per share. The net proceeds from these sales were used to fund this special distribution that was declared in June 2006 and paid in July 2006.

3. In June 2006, the asset operating committee of W. P. Carey approved a plan to restructure a master lease agreement with Starmark Holdings, LLC for 15 properties. CPA®:14 owns a 41% interest in a venture which owns these properties, with its affiliates, Corporate Property Associates 15 Incorporated owning 44% and CPA®:12 owning the remaining 15%. Both CPA®:14 and CPA®:12 account for their interests in this venture under the equity method of accounting. Under the restructuring plan, the master lease agreement will be terminated and 10 properties will be re-leased, four properties will be sold and the remaining property will be held for use by the venture.

In connection with this restructuring, the venture incurred impairment charges totaling $25,000 in June 2006 to reduce the carrying value of the properties to be sold to their estimated fair values. In addition, the venture will defease/repay the existing debt of approximately $101,100 and obtain new limited recourse financing of approximately $105,000. The venture expects to incur prepayment penalties, write-off deferred financing costs and pay related debt defeasance costs totaling approximately $10,990. The venture also expects to retain security deposits and prepaid rent totaling approximately $7,600 in cash and a lease termination payment currently estimated by the venture to range between $6,500 and $10,500. The low end of the range was used for presenting the lease termination payment in the pro forma balance sheet. The restructuring is currently expected to be completed during 2006.

4. Disposition of properties jointly owned by CPA®:12 and CPA®:14 — In October 2006, a joint venture in which CPA®:12 and CPA®:14 hold 50.01% and 49.99% interests, respectively, sold a property in California for a total sales price of $98,000 and recognized a gain on the sale of approximately $33,700. In connection with the sale, the venture repaid the existing limited recourse mortgage obligation of approximately $19,700 and incurred a charge for prepayment penalties and related costs totaling approximately $1,800.

Disposition of properties by CPA®:12  — In connection with the proposed merger transaction and contingent on the shareholders of both CPA®:12 and CPA®:14 approving the proposed merger, CPA®:12 has entered into an agreement to sell a portfolio of its properties, including equity interests in general partnerships and limited liability companies accounted for under the equity method, to W. P. Carey & Co. LLC (“W. P. Carey”), the advisor of CPA®:12 and CPA®:14 for the following consideration:

		Pro Rata Share
	Consolidated	of Equity Investment	Total Consideration

Appraised value of real estate	$138,129	$61,113	$199,242
Fair value of debt assumed	32,330	45,704	78,034
Cash consideration	105,799	15,409	121,208

W. P. Carey will also assume certain other assets and liabilities as part of this transaction.

Upon completion of the sale of the portfolio of properties, CPA®:12 will write off other assets consisting of net intangibles, straight-line rents and deferred financing costs totaling $9,910 and deferred rents of $1,659 related to the disposed-of properties and will recognize a liability for subordinated disposition fees, payable to W. P. Carey, of

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET — (Continued)
(in thousands, except share and per share amounts)

$5,977. In connection with this proposed disposition, CPA®:12 would recognize, for pro forma purposes, a net gain of $49,616 was derived as follows:

Appraised value of real estate		$199,242
Fair value of debt assumed		(78,034)

Cash consideration paid for real estate assets		121,208
Historical carrying basis of assets and liabilities:
Real estate assets	(107,653)
Interests in equity investments	(17,671)
Assets held for sale	(3,805)
Mortgage notes payable assumed	39,699
Limited recourse mortgage notes payable assumed on assets held for sale	2,391
Minority interest obligations assumed	8,669
Accumulated foreign exchange gain realized	786

		(77,584)

Pro forma net gain on disposition of properties based on appraised value		43,624
Incremental gain on properties sold prior to the merger		5,992

Total pro forma net gain on disposition of properties		$49,616

W. P. Carey and CPA®:12 are currently negotiating with third parties to sell two of the properties covered by the sale agreement with W. P. Carey for amounts that in the aggregate exceed the contracted prices to W. P. Carey. However, there can be no assurances that any such sales to third parties would be consummated or that such amounts would ultimately exceed the contracted prices with W. P. Carey. If such sales are consummated, any excess proceeds would be distributed to the CPA®:12 shareholders as additional distributions and not retained by the combined company. Accordingly, the pro forma balance sheet has been reflected assuming the more conservative sale to W. P. Carey, as the adjusted impact of reflecting higher aggregate sale proceeds and gain with an additional distribution to the CPA®:12 shareholders would not be substantially different to the resultant combined company’s assets and liabilities.

5. Reflects adjustments to consolidate interests in three properties as a result of CPA®:14’s acquiring a controlling interest pursuant to the consummation of the merger. CPA®:14 previously accounted for its interests in two of these properties under the equity method of accounting. The interest in the other property was previously fully consolidated with a corresponding amount reflected for CPA®:12’s minority partner interest and related allocation of income to minority interest.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET — (Continued)
(in thousands, except share and per share amounts)

6. The total purchase consideration is as follows:

Total value of CPA®:12 shares issued / cash merger consideration	$321,030
Assumption of CPA®:12, as further adjusted, mortgage notes payable at book value	133,427
Adjustment to record CPA®:12 mortgage notes payable assumed at fair value	(2,162)
Assumption of CPA®:12’s accounts payable and other liabilities at book value	22,667
Adjustment to record the fair market value of acquired below market leases	1,613
Fair value of CPA®:12’s minority interests	(3,448)
Adjustment to record settlement of CPA®:12’s accrued disposition fees on consummation of merger	(2,349)
Elimination of liability for CPA®:12’s deferred rent	(2,651)

$468,127

CPA®:14 has allocated the purchase price to the estimated post transaction fair value of the net assets acquired and liabilities assumed as follows:

			Consolidation of
			Former Equity/	CPA®:12 as	Post			CPA®:14 Pro		Total Pro
	CPA®:12 as		Minority Interest	Further	Transaction Fair	Pro Forma		Forma		Forma
	Adjusted	Dispositions(4)	Investments(5)	Adjusted	Value	Adjustments		Adjustments		Adjustments

ASSETS
Real estate, net	$265,908	$(107,653)	$53,872	$212,127	$228,416	$16,289	(a)	$2,756	(c)	$19,045
Net investment in direct financing leases	12,153			12,153	20,443	8,290	(a)			8,290
Equity investments	86,001	(17,671)	(23,531)	44,799	108,581	63,782	(a)			52,194
					(11,588)	(11,588	)(g)
Assets held for sale	3,805	(3,805)								—
Cash and cash equivalents	27,208	127,200	4	154,412	4,366	(148,288	)(b)			(148,288)
						(1,758	)(c)	(2,756	)(c)	(4,514)
Marketable securities	7,525			7,525	7,525					—
Intangible assets, net	1,358			1,358	104,865	103,507	(a)			103,507
Other assets, net	15,110		537	15,647	5,519	(10,128	)(d)			(10,128)

Total assets	$419,068	$(1,929)	$30,882	$448,021	$468,127	$20,106		$—		$20,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Mortgage notes payable	$139,794	$(39,699)	$33,332	$133,427	$131,265	$(2,162	)(e)			(2,162)
Limited recourse mortgage notes payable on assets held for sale	2,391	(2,391)								—
Accrued interest	749		236	985	985					—
Due to affiliates	3,944			3,944	1,595	(2,349	)(b)			(2,349)
Accounts payable, accrued expenses and other liabilities	2,503		24	2,527	2,527					—
Prepaid and deferred rental income and security deposits	5,297		738	6,035	4,997	1,613	(a)			1,613
						(2,651	)(d)			(2,651)
Deferred acquisition fees payable to affiliate	2,734			2,734	2,734					—
Distributions payable	6,442			6,442	6,442					—

Total liabilities	163,854	(42,090)	34,330	156,094	150,545	(5,549)		—		(5,549)

Minority interest in consolidated entities	8,669	(8,669)	(3,448)	(3,448)	(3,448)	—				—

Commitments and contingencies
Shareholders’ equity:
Common stock	33			33	27	(6	)(f)			(6)
Additional paid-in capital	302,073			302,073	321,003	18,930	(f)			18,930
Distributions in excess of accumulated earnings	(39,095)	49,616		10,521		(10,521	)(f)			(10,521)
Accumulated other comprehensive income	1,540	(786)		754		(754	)(f)			(754)

	264,551	48,830	—	313,381	321,030	7,649		—		7,649
Less, treasury stock	(18,006)			(18,006)		18,006	(f)			18,006

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET — (Continued)
(in thousands, except share and per share amounts)

			Consolidation of
			Former Equity/	CPA®:12 as	Post		CPA®:14 Pro	Total Pro
	CPA®:12 as		Minority Interest	Further	Transaction Fair	Pro Forma	Forma	Forma
	Adjusted	Dispositions(4)	Investments(5)	Adjusted	Value	Adjustments	Adjustments	Adjustments

Total shareholders’ equity	246,545	48,830	—	295,375	321,030	25,655	—	25,655

Total liabilities, and shareholders’ equity	$419,068	$(1,929)	$30,882	$448,021	$468,127	$20,106	$—	$20,106

a. Reflects adjustments to record CPA®:12’s assets acquired and liabilities assumed by CPA®:14 at their estimated fair value. The real estate assets of CPA®:12 have been appraised by an independent appraiser. The carrying values of non-real estate assets and liabilities, other than mortgage notes payable, are deemed to approximate their fair values.

Intangible assets identified in the transaction have been allocated as follows:

		Historical	Net
	Fair Value	Cost	Adjustment

Intangible assets
In-place lease	$42,632	$(639)	$41,993
Tenant relationship value	10,356	(719)	9,637
Above-market lease	51,877	—	51,877

	104,865	(1,358)	103,507
Deferred rent	1,613	—	1,613

b. Reflects payments by CPA®:12 as follows:

Subordinated disposition fees payable to W. P. Carey (i)	$24,418
Incentive fee payable to W. P. Carey (ii)	25,379
Special cash distribution to CPA®:12 shareholders (iii)	98,491

$148,288

(i) Includes $2,349, payable by CPA®:12, related to sales of properties since inception but prior to the acquisition of properties by CPA®:14. In connection with the merger, subordinated disposition fees will be payable equal to 3% of the sales price from the disposition of properties since the inception of CPA®:12.

(ii) A subordinated incentive fee equal to 15% of cumulative cash from sales and financing after CPA®:12 shareholders have received distributions totaling 7% of initial investor capital plus a 100% cumulative return will be payable upon consummation of the merger.

(iii) Reflects special cash distributions of $3.00 and $0.16 per share payable on 32,889,729 shares outstanding at June 30, 2006, net of treasury shares of 1,721,827.

Acquisition fees will not be payable by CPA®:14.

c. Reflects payment of transaction costs. Total transaction costs are estimated to be $4,514 ($1,758 for CPA®:12 and $2,756 for CPA®:14). Pursuant to the terms of the merger agreement, CPA®:12 and CPA®:14 will each bear their own costs. CPA®:12’s costs are expensed currently. CPA®:14’s costs are deferred and will be capitalized as part of the purchase transaction.

d. Adjustment to eliminate CPA®:12 unamortized straight line rents, deferred financing costs and liability for deferred rent. CPA®:12 leases which provide for noncontingent stated rent increases are required to be re-straight-lined at the date of the transaction.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET — (Continued)
(in thousands, except share and per share amounts)

e. Adjustment to reflect CPA®:12 mortgage notes assumed by CPA®:14 at their estimated fair value. The estimated fair value of fixed rate debt instruments was evaluated using a discounted cash flow model with discount rates that take into account the credit of the tenants and the interest rate risk.

f. The changes in shareholders’ equity reflect the following:

			Distributions	Accumulated
		Additional	in Excess of	Other
	Common	Paid-in	Accumulated	Comprehensive	Treasury
	Stock	Capital	Earnings	Earnings	Stock	Total

CPA®:12 as Adjusted	$(33)	$(302,073)	$39,095	$(1,540)	$18,006	$(246,545)
Disposition to W. P. Carey			(49,616)	786		(48,830)

CPA®:12 as Further Adjusted	(33)	(302,073)	(10,521)	(754)	18,006	(295,375)
Issuance of CPA®:14 shares	27	321,003	—	—	—	321,030

Net adjustment	$(6)	$18,930	$(10,521)	$(754)	$18,006	$25,655

In accordance with the terms of the merger agreement, CPA®:14 will acquire the common stock of CPA®:12 for issuance of shares of CPA®:14 common stock. The shares of CPA®:14 are valued at $11.85 per share and the shares of CPA®:12 common stock, subsequent to the $3.00 and $0.16 per share special cash distributions, have been valued at $10.30 per share. CPA®:12 used the results of a third party appraisal of CPA®:12’s assets as one of the factors in the annual calculation of the net asset value per share of CPA®:12 common stock. The pro forma consolidated balance sheet reflects the issuance of approximately 27,091,100 shares of CPA®:14 common stock based on CPA®:12 shares outstanding as of June 30, 2006 of 31,167,902 and the exchange ratio of .8692 shares of CPA®:14 common stock for each share of CPA®:12 common stock.

CPA®:12’s accumulated other comprehensive income represents cumulative foreign currency translation adjustments and unrealized gains on marketable securities and such gains will be eliminated in purchase accounting upon acquisition by CPA®:14.

g. Adjustment to eliminate CPA®:14’s equity investment included in (5).

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
For the year ended December 31, 2005 and the six months ended June 30, 2006
(Unaudited)

Assuming No Participation in the Cash Option

The following unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and six months ended June 30, 2006 have been presented as if the acquisition of Corporate Property Associates 12 Incorporated (“CPA®:12”) by Corporate Property Associates 14 Incorporated (“CPA®:14”) in exchange for CPA®:14 shares had occurred as of January 1, 2005. The unaudited pro forma consolidated statements of income should be read in conjunction with the historical consolidated statements of income of CPA®:12 and CPA®:14 included herein.

The unaudited pro forma consolidated statements of income also give effect to events subsequent to June 30, 2006 including CPA®:14’s lease restructuring and disposition of a property and CPA®:12’s lease restructuring and the actual and probable disposition of properties prior to CPA®:12’s acquisition by CPA®:14 as though such activity had occurred as of January 1, 2005. In management’s opinion, all adjustments necessary to reflect the merger and the related issuance of shares of common stock of CPA®:14 as well as the probable dispositions have been made.

The unaudited pro forma consolidated statements of income are not necessarily indicative of what the actual results of operations of CPA®:14 would have been, nor do they purport to represent the results of operations for future periods.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
For the year ended December 31, 2005
(Unaudited)
(In thousands, except share and per share amounts)

Assuming No Participation in the Cash Option

										Consolidation
										of Former
										Equity/
	CPA®:14					CPA®:12				Minority			CPA®: 14
			Mortgage	Lease	CPA®:14		Lease	CPA®:12		Interest	Pro Forma		Pro Forma
	Historical(1)	Dispositions(2)	Refinancings(3)	Restructuring(4)	As Adjusted	Historical(1)	Restructuring(4)	As Adjusted	Dispositions(2)	Investments(5)	Adjustments		Consolidated

REVENUES:
Rental income	$113,427				$113,427	$38,638		$38,638	$(16,757)	$6,840	$(3,176	)(6)	$138,972
Interest income from direct financing leases	14,112				14,112	1,761		1,761			(311	)(7)	15,562
Other operating income	4,407				4,407	3,770		3,770	(3,403)	6			4,780

	131,946	—	—	—	131,946	44,169	—	44,169	(20,160)	6,846	(3,487)		159,314

OPERATING EXPENSES:
Depreciation and amortization	(23,045)				(23,045)	(7,098)		(7,098)	3,014	(1,272)	(4,106	)(8)	(32,507)
Property expenses	(24,993)	$1,196			(23,797)	(8,410)		(8,410)	2,394	(1)	63	(9)	(29,751)
General and administrative	(6,375)				(6,375)	(3,064)		(3,064)	37	(3)	68	(10)	(9,337)
Impairment charges	—				—	(575)		(575)			575	(13)	—

	(54,413)	1,196	—	—	(53,217)	(19,147)	—	(19,147)	5,445	(1,276)	(3,400)		(71,595)

OTHER INCOME AND EXPENSES:
Income from equity investments	15,798	(4,699)	$(322)	$(1,233)	9,544	12,218	$(451)	11,767	(1,571)	(3,340)	(3,899	)(11)	12,501
Other interest income	2,232				2,232	1,180		1,180					3,412
Minority interest in income	(2,153)				(2,153)	(2,023)		(2,023)	2,023	615			(1,538)
Gain on sale of real estate	269				269	—		—					269
Gain on derivative instruments and other gains, net	5,271				5,271	3		3					5,274
(Loss) gain on foreign currency transactions, net	(446)				(446)	(1,512)		(1,512)	1,512				(446)
Interest expense	(52,609)		(12)		(52,621)	(12,150)		(12,150)	4,410	(2,845)	(121	)(12)	(63,327)

	(31,638)	(4,699)	(334)	(1,233)	(37,904)	(2,284)	(451)	(2,735)	6,374	(5,570)	(4,020)		(43,855)

Income (loss) from continuing operations	$45,895	$(3,503)	$(334)	$(1,233)	$40,825	$22,738	$(451)	$22,287	$(8,341)	$—	$(10,907)		$43,864
Basic earnings per share (14):
Income from continuing operations	$.67				$.60								$.46

Weighted average shares outstanding — basic	68,208,208				68,208,208								95,299,296

The accompanying notes are an integral part of these pro forma consolidated statements of income.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
For the six months ended June 30, 2006
(Unaudited)
(In thousands, except share and per share amounts)

Assuming No Participation in the Cash Option

										Consolidation of
	CPA ®:14					CPA®:12				Former Equity/			CPA®:14
			Mortgage	Lease	CPA®:14		Lease	CPA®:12		Minority Interest	Pro Forma		Pro Forma
	Historical(1)	Dispositions(2)	Refinancings(3)	Restructuring(4)	as Adjusted	Historical(1)	Restructuring(4)	as Adjusted	Dispositions(2)	Investments(5)	Adjustments		Consolidated

REVENUES:
Rental income	$56,723				$56,723	$19,461		$19,461	$(8,416)	$3,504	$(1,598	)(6)	$69,674
Interest income from direct financing leases	6,983				6,983	896		896			(163	)(7)	7,716
Other operating income	1,323				1,323	83		83	(1)	10			1,415

	65,029	—	—	—	65,029	20,440	—	20,440	(8,417)	3,514	(1,761)		78,805

OPERATING EXPENSES:
Depreciation and amortization	(15,241)				(15,241)	(3,500)		(3,500)	1,507	(636)	(2,140	)(8)	(20,010)
Property expenses	(10,813)	$644			(10,169)	(4,232)		(4,232)	1,062	(12)	32	(9)	(13,319)
General and administrative	(3,207)				(3,207)	(2,219)		(2,219)	22	(2)	24	(10)	(5,382)

	(29,261)	644	—	—	(28,617)	(9,951)	—	(9,951)	2,591	(650)	(2,084)		(38,711)

OTHER INCOME AND EXPENSES:
Income from equity investments	13,615	(17,312)	$(85)	$9,580	5,798	2,864	$3,505	6,369	(922)	(1,708)	(2,039	)(11)	7,498
Other interest income	1,152				1,152	791		791					1,943
Minority interest in income	(1,028)				(1,028)	(1,063)		(1,063)	1,063	246			(782)
Gain on derivative instruments and other gains, net	386				386	140		140					526
Gain on foreign currency transactions, net	567				567	565		565	(565)				567
Interest expense	(25,054)		(168)		(25,222)	(5,538)		(5,538)	1,587	(1,402)	(7	) (12)	(30,582)

	(10,362)	(17,312)	(253)	9,580	(18,347)	(2,241)	3,505	1,264	1,163	(2,864)	(2,046)		(20,830)

Income (loss) from continuing operations	$25,406	$(16,668)	$(253)	$9,580	$18,065	$8,248	$3,505	$11,753	$(4,663)	$—	$(5,891)		$19,264
Basic earnings per share (14):
Income from continuing operations	$.37				$.26								$.20

Weighted average shares outstanding — basic	68,540,961				68,540,961								95,632,049

The accompanying notes are an integral part of these pro forma consolidated statements of income.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

1. Derived from the historical audited statements of income of Corporate Property Associates 14 Incorporated (“CPA®:14”) and Corporate Property Associates 12 Incorporated (“CPA®:12”) for the year ended December 31, 2005, and historical unaudited statements of income for the six months ended June 30, 2006 included herein.

2. Disposition of properties by CPA®:14 — In June 2006, a joint venture in which CPA®:14 and an affiliate hold 40% and 60% interests, respectively, sold a property in New York for $200,012, net of closing costs, and recognized a gain on the sale of $40,622, net of an approximate $10,253 writeoff of unrecoverable receivables related to future stated rent increases. CPA®:14 accounted for its interest under the equity method of accounting and its pro rata share of the gain on sale was $16,249. This adjustment reflects the results of operations of the joint venture interest that was sold for the year ended December 31, 2005 and six months ended June 30, 2006. Income (loss) from continuing operations excludes non-recurring gains (losses) from the sales of properties.

Disposition of properties jointly owned by CPA®:12 and CPA®:14 — In October 2006, a joint venture in which CPA®:12 and CPA®:14 hold 50.01% and 49.99% interests, respectively, sold a property in California for a total sales price of $98,000 and recognized a gain on the sale of approximately $33,700. This adjustment reflects the results of operations of the joint venture that was sold for the year ended December 31, 2005 and six months ended June 30, 2006. Income (loss) from continuing operations excludes non-recurring gains (losses) from the sale of properties.

Disposition of properties by CPA®:12 to W. P. Carey & Co. LLC — In connection with the proposed merger transaction and contingent on the shareholders of both CPA®:12 and CPA®:14 approving the proposed merger, CPA®:12 has entered into an agreement to sell a portfolio of properties, including equity interests in general partnerships and limited liability companies accounted for under the equity method, to W. P. Carey & Co. LLC (“W. P. Carey”), the advisor to CPA®:12 and CPA®:14. The adjustments reflect the historical results of operations of the properties to be sold for the year ended December 31, 2005 and six months ended June 30, 2006. Income (loss) from continuing operations excludes non-recurring gains (losses) from the sales of properties.

W. P. Carey and CPA®:12 are currently negotiating with third parties to sell two of the properties covered by the sale agreement with W. P. Carey for amounts that in the aggregate exceed the contracted prices to W. P. Carey. However, there can be no assurances that any such sales to third parties would be consummated or that such amounts would ultimately exceed the contracted prices with W. P. Carey. If such sales are consummated, any excess proceeds would be distributed to the CPA®:12 shareholders as additional distributions and not retained by the combined company. Accordingly, the pro forma statements of income, which would exclude the results of operations and any gain/loss related to these sales as non-recurring, would be the same under either scenario.

Asset management and performance fees — The results of operations also reflect the decrease in asset management and performance fees as a result of the disposition of properties by CPA®:12 and CPA®:14 during the six months ended June 30, 2006 and the proposed disposition of properties to W. P. Carey by CPA®:12.

The advisory agreements of CPA®:12 and CPA®:14 each provide for the payment of combined asset management and performance fees of 1% per annum of average invested assets as defined in the agreements with the advisor.

The appraised value of CPA®:12’s assets acquired includes the value of investments in real estate adjusted for CPA®:12’s proportional interest in the underlying real estate assets accounted for under the equity method and for minority interests’ share of the value of consolidated real estate assets.

3. Reflects the impact of the following mortgage refinancings completed during the six months ended June 30, 2006:

(A) CPA®:14 obtained $12,000 of new fixed-rate limited recourse mortgage financing on a property in Virginia. The original variable-rate financing on this property had been paid in full in March 2006.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME — (Continued)
(in thousands)

(B) Paid a $20,599 balloon payment on a variable rate mortgage and obtained $30,000 of new fixed-rate limited recourse mortgage financing on a property in Georgia. CPA®:14 and W. P. Carey each own a 50% interest in this property. CPA®:14 accounts for this investment under the equity method of accounting.

The new limited recourse mortgage financings have a weighted average fixed annual interest rate of 6.19% and term of 10 years.

4. In June 2006, the asset operating committee of W. P. Carey approved a plan to restructure a master lease agreement with Starmark Holdings, LLC for 15 properties. CPA®:14 owns a 41% interest in a venture which owns these properties, with its affiliates, Corporate Property Associates 15 Incorporated owning 44% and CPA®:12 owning the remaining 15%. Both CPA®:14 and CPA®:12 account for their interests in this venture under the equity method of accounting. Under the restructuring plan, the master lease agreement will be terminated and 10 properties will be re-leased, four properties will be sold and the remaining property will be held for use by the venture. The pro forma consolidated statements of income reflect the proposed restructuring and property sales as having occurred on January 1, 2005. The pro forma financial statements exclude non-recurring items such as defeasance costs and lease termination income.

5. Reflects adjustments to consolidate interests in three properties as a result of CPA®:14’s acquiring a controlling interest pursuant to the consummation of the merger. CPA®:14 previously accounted for its interests in two of these properties under the equity method of accounting. The interest in the other property was previously fully consolidated with a corresponding amount reflected for CPA®:12’s minority partner interest and related allocation of income to minority interest.

6. Reflects the net decrease in rental income due to the amortization of intangibles for leases acquired which have rents above or below market rates and for the re-straightlining of rents, net of any such amounts included in CPA®:12’s historical results of operations. Above-market and below-market lease intangibles represent amounts allocated from the purchase price of properties acquired and are based on the difference between estimates for market rents at the time of acquisition and contractual rents on the leases assumed and which is discounted using an interest rate reflecting CPA®:14’s assessment of the risk associated with each lease acquired.

In connection with acquiring properties subject to leases, $51,877 of the purchase price has been allocated to reflect the value attributable to assuming leases with rents in excess of market rates at acquisition. The intangible assets related to assuming such above-market leases are amortized as a reduction to rental income over the remaining initial term of the applicable leases which generally range from 11 to 20 years. Additionally, $1,613 of the purchase price has been allocated as deferred rent to reflect the value attributable to assuming leases with rents that are below market rates at acquisition. Deferred rent is amortized as an increase to rental income over the extended terms of the applicable leases, or the initial term, if the renewal terms provide for adjustments to market rental rates.

7. Reflects adjustments to recognize interest income from direct financing leases at a constant rate of return which is determined based on future minimum rents and estimated residual value of the underlying leased properties.

8. In connection with the acquisition of properties, costs are allocated to tangible and intangible assets based on their estimated fair values. The value attributed to tangible assets, consisting of land and buildings and tenant improvements, if any, is determined as if the acquired property were vacant. Intangible assets consist of above-market and below-market lease intangibles (see Note 6 for description of amortization reflected as an adjustment to rental income) and in-place lease and tenant relationship values. In-place lease values are amortized over the remaining initial, noncancellable term of their respective leases and tenant relationship intangible values are amortized over the initial and expected renewal terms of the leases but no amortization period for intangibles will exceed the remaining depreciable life of the building.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME — (Continued)
(in thousands)

9. Reflects the decrease in asset management and performance fees as a result of the disposition of a property by CPA®:12 in May 2006.

10. The decrease in general and administrative represents the elimination of CPA®:12’s directors’ compensation.

11. Adjustments to equity income reflect proportional shares of adjustments to rental income, interest income from direct financing leases, deprecation and amortization and interest expense related to fair value adjustments to tangible and intangible assets and mortgage notes payable and changes in the constant rate of return on direct financing leases related to the purchase adjustments on interests in the underlying equity investees.

12. Reflects increase in interest expense resulting from the adjustment of CPA®:12’s mortgage notes payable assumed by CPA®:14 to their estimated fair values offset by the elimination of charges included in CPA®:12’s results of operations in connection with amortizing financing costs over the terms of the loans as such unamortized financing costs are written off at acquisition. The excess of the fair value of the assumed mortgage notes payable over CPA®:12’s carrying value is amortized as a noncash, yield adjustment over their remaining lives.

13. Impairment charges included in CPA®:12’s historical results of operations have been eliminated as the underlying securities have been reflected at their fair value for pro forma purposes.

14. Earnings per share is presented for basic pro forma earnings per share. For pro forma purposes, there are no dilutive securities.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2006
(Unaudited)

Assuming Maximum Participation in the Cash Option

The following unaudited pro forma consolidated balance sheet as of June 30, 2006 has been presented as if the acquisition of Corporate Property Associates 12 Incorporated (“CPA®:12”) by Corporate Property Associates 14 Incorporated (“CPA®:14”) in exchange for cash had occurred on June 30, 2006. This unaudited pro forma consolidated balance sheet should be read in conjunction with the unaudited historical consolidated balance sheets of CPA®:12 and CPA®:14 as of June 30, 2006 included herein. The unaudited pro forma consolidated balance sheet also includes pro forma adjustments for events subsequent to June 30, 2006 including CPA®:14’s special dividend, and lease restructuring and disposition of a property and CPA®:12’s lease restructuring and actual and probable disposition of properties prior to CPA®:12’s acquisition by CPA®:14. In management’s opinion, all adjustments necessary to reflect the merger and the related payment of cash to redeem CPA®:12’s shares as well as the probable dispositions have been made.

Pursuant to the terms of the transaction, CPA®:12 will be merged into CPA®:14. CPA®:14 will acquire CPA®:12 in exchange for CPA®:14 shares or cash, at the option of each CPA®:12 shareholder. If all CPA®:12 shareholders elect to receive cash rather than shares of common stock of CPA®:14, CPA®:14 would use approximately $321 million of cash to acquire CPA®:12. Prior to the merger, CPA®:12 shareholders will receive a special cash distribution of $3.00 per share. In addition, CPA®:12 shareholders will receive a further special cash distribution of $0.16 per share in connection with the completion of the sale of a property in California in October 2006. The merger will be accounted for as a purchase and the assets acquired and liabilities assumed from CPA®:12 will be recorded at their estimated fair values.

This unaudited pro forma consolidated balance sheet is not necessarily indicative of what the actual financial position would have been at June 30, 2006, nor does it purport to represent the future financial position of CPA®:14.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

PRO FORMA CONSOLIDATED BALANCE SHEET
June 30, 2006
(Unaudited)
(In thousands)

Assuming Maximum Participation in the Cash Option

										Consolidation of
	CPA®:14					CPA®:12				Former Equity/	Total	CPA®:14
		Special	Lease		CPA®:14		Lease	CPA®:12		Minority Interest	Pro Forma	Pro Forma
	Historical(1)	Dividend(2)	Restructuring(3)	Dispositions(4)	as Adjusted	Historical(1)	Restructuring(3)	as Adjusted	Dispositions(4)	Investments(5)	Adjustments(6)	Consolidated

ASSETS

Real estate, net	$918,609				$918,609	$265,908		$265,908	$(107,653)	$53,872	$19,045	$1,149,781

Net investment in direct financing leases	116,272				116,272	12,153		12,153			8,290	136,715

Equity investments	97,701		$1,275	$(8,669)	90,307	85,534	$467	86,001	(17,671)	(23,531)	52,194	187,300

Assets held for sale	—				—	3,805		3,805	(3,805)			—

Cash and cash equivalents	91,596	$(30,836)		18,076	78,836	27,208		27,208	127,200	4	(149,638)	—

					—						(4,514)

					—						(79,096)

Marketable securities	6,481				6,481	7,525		7,525				14,006

Intangible assets, net	—				—	1,358		1,358			103,507	104,865

Other assets, net	68,916				68,916	15,110		15,110		537	(8,778)	75,785

Total assets	$1,299,575	$(30,836)	$1,275	$9,407	$1,279,421	$418,601	$467	$419,068	$(1,929)	$30,882	$(58,990)	$1,668,452

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:

Mortgage notes payable	$652,419				$652,419	$139,794		$139,794	$(39,699)	$33,332	$(2,162)	$783,684

Limited recourse mortgage notes payable on assets held for sale	—				—	2,391		2,391	(2,391)			—

Credit facility	—				—	—					225,000	225,000

Accrued interest	4,151				4,151	749		749		236		5,136

Due to affiliates	6,410			$862	7,272	3,944		3,944			14,585	25,801

Accounts payable, accrued expenses and other liabilities	6,625				6,625	2,503		2,503		24		9,152

Prepaid and deferred rental income and security deposits	20,394				20,394	5,297		5,297		738	1,613	25,391

											(2,651)

Deferred acquisition fees payable to affiliate	12,910				12,910	2,734		2,734				15,644

Distributions payable	44,054				44,054	6,442		6,442				50,496

Total liabilities	746,963	—	—	862	747,825	163,854	—	163,854	(42,090)	34,330	236,385	1,140,304

Minority interest in consolidated entities	24,303				24,303	8,669		8,669	(8,669)	(3,448)		20,855

Commitments and contingencies

Shareholders’ equity:

Common stock	71				71	33		33			(33)	71

Additional paid-in capital	643,714				643,714	302,073		302,073			(302,073)	643,714

Distributions in excess of accumulated earnings	(100,308)	(30,836)	1,275	8,545	(121,324)	(39,562)	467	(39,095)	49,616		(10,521)	(121,324)

Accumulated other comprehensive income	9,342				9,342	1,540		1,540	(786)		(754)	9,342

	552,819	(30,836)	1,275	8,545	531,803	264,084	467	264,551	48,830	—	(313,381)	531,803

Less, treasury stock	(24,510)				(24,510)	(18,006)		(18,006)			18,006	(24,510)

Total shareholders’ equity	528,309	(30,836)	1,275	8,545	507,293	246,078	467	246,545	48,830	—	(295,375)	507,293

Total liabilities, and shareholders’ equity	$1,299,575	$(30,836)	$1,275	$9,407	$1,279,421	$418,601	$467	$419,068	$(1,929)	$30,882	$(58,990)	$1,668,452

The accompanying notes are an integral part of this pro forma consolidated balance sheet.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share amounts)

1. Derived from the historical unaudited consolidated balance sheets of Corporate Property Associates 14 Incorporated (“CPA®:14”) and Corporate Property Associates 12 Incorporated (“CPA®:12”) as of June 30, 2006, included herein.

2. Special dividend — As a result of the sale of a property in Minnesota and an interest in a joint venture in which CPA®:14 and an affiliate hold 40% and 60% interests, respectively, CPA®:14’s board of directors approved a special distribution of $.45 per share. The net proceeds from these sales were used to fund this special distribution that was declared in June 2006 and paid in July 2006.

3. In June 2006, the asset operating committee of W. P. Carey approved a plan to restructure a master lease agreement with Starmark Holdings, LLC for 15 properties. CPA®:14 owns a 41% interest in a venture which owns these properties, with its affiliates, Corporate Property Associates 15 Incorporated owning 44% and CPA®:12 owning the remaining 15%. Both CPA®:14 and CPA®:12 account for their interests in this venture under the equity method of accounting. Under the restructuring plan, the master lease agreement will be terminated and 10 properties will be re-leased, four properties will be sold and the remaining property will be held for use by the venture. The pro forma financial statements exclude non-recurring items such as impairment charges, defeasance costs and lease termination income.

In connection with this restructuring, the venture incurred impairment charges totaling $25,000 in June 2006 to reduce the carrying value of the properties to be sold to their estimated fair values. In addition, the venture will defease/repay the existing debt of approximately $101,100 and obtain new limited recourse financing of approximately $105,000. The venture expects to incur prepayment penalties, write-off of deferred financing costs and pay related debt defeasance costs totaling approximately $10,990. The venture also expects to retain security deposits and prepaid rent totaling approximately $7,600 in cash and a lease termination payment currently estimated by the venture to range between $6,500 and $10,500. The low end of the range was used for presenting the lease termination payment in the pro forma balance sheet. The restructuring is currently expected to be completed during 2006.

4. Disposition of properties jointly owned by CPA®:12 and CPA®:14 — In October 2006, a joint venture in which CPA®:12 and CPA®:14 hold 50.01% and 49.99% interests, respectively, sold a property in California for a total sales price of $98,000 and recognized a gain on the sale of approximately $33,700. In connection with the sale, the venture repaid the existing limited recourse mortgage obligation of approximately $19,700 and incurred a charge for prepayment penalties and related costs totaling approximately $1,800.

Disposition of properties by CPA®:12 — In connection with the proposed merger transaction and contingent on the shareholders of both CPA®:12 and CPA®:14 approving the proposed merger, CPA®:12 has entered into an agreement to sell a portfolio of its properties, including equity interests in general partnerships and limited liability companies accounted for under the equity method, to W. P. Carey & Co. LLC (“W. P. Carey”), the advisor of CPA®:12 and CPA®:14, for the following consideration:

		Pro Rata Share
	Consolidated	of Equity Investment	Total Consideration

Appraised value of real estate	$138,129	$61,113	$199,242
Fair value of debt assumed	32,330	45,704	78,034
Cash consideration	105,799	15,409	121,208

W. P. Carey will also assume certain other assets and liabilities as part of this transaction.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET — (Continued)
(in thousands, except share and per share amounts)

Upon completion of the sale of the portfolio of properties, CPA®:12 will write off other assets consisting of net intangibles, straight-line rents and deferred financing costs totaling $9,910 and deferred rents of $1,659 related to the disposed-of properties and will recognize a liability for subordinated disposition fees, payable to W. P. Carey, of $5,977. In connection with this proposed disposition, CPA®:12 would recognize, for pro forma purposes, a net gain of $49,616 was derived as follows:

Appraised value of real estate		$199,242
Fair value of debt assumed		(78,034)

Cash consideration paid for real estate assets		121,208
Historical carrying basis of assets and liabilities:
Real estate assets	(107,653)
Interests in equity investments	(17,671)
Assets held for sale	(3,805)
Mortgage notes payable assumed	39,699
Limited recourse mortgage notes payable assumed on assets held for sale	2,391
Minority interest obligations assumed	8,669
Accumulated foreign exchange gain realized	786

		(77,584)

Pro forma net gain on disposition of properties based on appraised value		43,624
Incremental gain on properties sold prior to the merger		5,992

Total pro forma net gain on disposition of properties		$49,616

W. P. Carey and CPA®:12 are currently negotiating with third parties to sell two of the properties covered by the sale agreement with W. P. Carey for amounts that in the aggregate exceed the contracted prices to W. P. Carey. However, there can be no assurances that any such sales to third parties would be consummated or that such amounts would ultimately exceed the contracted prices with W. P. Carey. If such sales are consummated, any excess proceeds would be distributed to the CPA®:12 shareholders as additional distributions and not retained by the combined company. Accordingly, the pro forma balance sheet has been reflected assuming the more conservative sale to W. P. Carey, as the adjusted impact of reflecting higher aggregate sale proceeds and gain with an additional distribution to the CPA®:12 shareholders would not be substantially different to the resultant combined company’s assets and liabilities.

5. Reflects adjustments to consolidate interests in three properties as a result of CPA®:14’s acquiring a controlling interest pursuant to the consummation of the merger. CPA®:14 previously accounted for its interests in two of these properties under the equity method of accounting. The interest in the other property was previously fully consolidated with a corresponding amount reflected for CPA®:12’s minority partner interest and related allocation of income to minority interest.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET — (Continued)
(in thousands, except share and per share amounts)

6. The total purchase consideration is as follows:

Total value of CPA®:12 shares issued/cash merger consideration	$321,030
Assumption of CPA®:12, as further adjusted, mortgage notes payable at book value	133,427
Adjustment to record CPA®:12 mortgage notes payable assumed at fair value	(2,162)
Assumption of CPA®:12’s accounts payable and other liabilities at book value	22,667
Adjustment to record the fair market value of acquired below market leases	1,613
Fair value of CPA®:12’s minority interests	(3,448)
Adjustment to record settlement of CPA®:12’s accrued disposition fees on consummation of merger	(2,349)
Elimination of liability for CPA®:12’s deferred rent	(2,651)

$468,127

CPA®: 14 has allocated the purchase price to the estimated post transaction fair value of the net assets acquired and liabilities assumed as follows:

			Consolidation of
			Former Equity/	CPA®: 12 as	Post			CPA®: 14 Pro		Total Pro
	CPA®: 12 as		Minority Interest	Further	Transaction	Pro Forma		Forma		Forma
	Adjusted	Dispositions(4)	Investments(5)	Adjusted	Fair Value	Adjustments		Adjustments		Adjustments

ASSETS
Real estate, net	$265,908	$(107,653)	$53,872	$212,127	$228,416	$16,289	(a)	$2,756	(c)	$19,045
Net investment in direct financing leases	12,153			12,153	20,443	8,290	(a)			8,290
Equity investments	86,001	(17,671)	(23,531)	44,799	108,581	63,782	(a)			52,194
					(11,588)	(11,588	)(g)
Assets held for sale	3,805	(3,805)								—
Cash and cash equivalents	27,208	127,200	4	154,412	4,366	(148,288	)(b)	(1,350	)(b)	(149,638)
						(1,758	)(c)	(2,756	)(c)	(4,514)
								(79,096	)(f)	(79,096)

Marketable securities	7,525			7,525	7,525					—
Intangible assets, net	1,358			1,358	104,865	103,507	(a)			103,507
Other assets, net	15,110		537	15,647	5,519	(10,128	)(d)	1,350	(b)	(8,778)

Total assets	$419,068	$(1,929)	$30,882	$448,021	$468,127	$20,106		$(79,096)		$(58,990)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Mortgage notes payable	$139,794	$(39,699)	$33,332	$133,427	$131,265	$(2,162	)(e)			$(2,162)
Limited recourse mortgage notes payable on assets held for sale	2,391	(2,391)								—
Credit facility								225,000	(f)	225,000
Accrued interest	749		236	985	985					—
Due to affiliates	3,944			3,944	1,595	(2,349	)(b)	16,934	(f)	14,585

Accounts payable, accrued expenses and other liabilities	2,503		24	2,527	2,527					—
Prepaid and deferred rental income and security deposits	5,297		738	6,035	4,997	1,613	(a)			1,613
						(2,651	)(d)			(2,651)
Deferred acquisition fees payable to affiliate	2,734			2,734	2,734					—
Distributions payable	6,442			6,442	6,442

Total liabilities	163,854	(42,090)	34,330	156,094	150,545	(5,549)		241,934		236,385

Minority interest in consolidated entities	8,669	(8,669)	(3,448)	(3,448)	(3,448)					—

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET — (Continued)
(in thousands, except share and per share amounts)

			Consolidation of
			Former Equity/	CPA®: 12 as	Post			CPA®: 14 Pro		Total Pro
	CPA®: 12 as		Minority Interest	Further	Transaction	Pro Forma		Forma		Forma
	Adjusted	Dispositions(4)	Investments(5)	Adjusted	Fair Value	Adjustments		Adjustments		Adjustments

Commitments and contingencies
Shareholders’ equity:
Common stock	33			33	27	(6	)(f)	(27	)(f)	(33)
Additional paid-in capital	302,073			302,073	321,003	18,930	(f)	(321,003	)(f)	(302,073)
Distributions in excess of accumulated earnings	(39,095)	49,616		10,521		(10,521	)(f)			(10,521)
Accumulated other comprehensive income	1,540	(786)		754		(754	)(f)			(754)

	264,551	48,830	—	313,381	321,030	7,649		(321,030)		(313,381)
Less, treasury stock	(18,006)			(18,006)		18,006	(f)			18,006

Total shareholders’ equity	246,545	48,830	—	295,375	321,030	25,655		(321,030)		(295,375)

Total liabilities, and shareholders’ equity	$419,068	$(1,929)	$30,882	$448,021	$468,127	$20,106		$(79,096)		$(58,990)

a. Reflects adjustments to record CPA®:12’s assets acquired and liabilities assumed by CPA®:14 at their estimated fair value. The real estate assets of CPA®:12 have been appraised by an independent appraiser. The carrying values of non-real estate assets and liabilities, other than mortgage notes payable, are deemed to approximate their fair values.

Intangible assets identified in the transaction have been allocated as follows:

		Historical	Net
	Fair Value	Cost	Adjustment

Intangible assets
In-place lease	$42,632	$(639)	$41,993
Tenant relationship value	10,356	(719)	9,637
Above-market lease	51,877	—	51,877

	104,865	(1,358)	103,507
Deferred rent	1,613	—	1,613

b. Reflects payments by CPA®:12 as follows:

Subordinated disposition fees payable to W. P. Carey (i)	$24,418
Incentive fee payable to W. P. Carey (ii)	25,379
Special cash distribution to CPA®:12 shareholders (iii)	98,491

148,288
Reflects payments by CPA®:14 as follows:
Credit line fee (iv)	1,350

$149,638

(i) Includes $2,349, payable by CPA®:12, related to sales of properties since inception but prior to the acquisition of properties by CPA®:14. In connection with the merger, subordinated disposition fees will be payable equal to 3% of the sales price from the disposition of properties since the inception of CPA®:12.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET — (Continued)
(in thousands, except share and per share amounts)

(ii) A subordinated incentive fee equal to 15% of cumulative cash from sales and financing after CPA®:12 shareholders have received distributions totaling 7% of initial investor capital plus a 100% cumulative return will be payable upon consummation of the merger.

(iii) Reflects special cash distributions of $3.00 and $0.16 per share payable on 32,889,729 shares outstanding at June 30, 2006, net of treasury shares of 1,721,827.

(iv) Reflects fee associated with entering into $225,000 line of credit.

c. Reflects payment of transaction costs. Total transaction costs are estimated to be $4,514 ($1,758 for CPA®:12 and $2,756 for CPA®:14). Pursuant to the terms of the merger agreement, CPA®:12 and CPA®:14 will each bear their own costs. CPA®:12’s costs are expensed currently. CPA®:14’s costs are deferred and will be capitalized as part of the purchase transaction.

d. Adjustment to eliminate CPA®:12 unamortized straight line rents and deferred financing costs and liability for deferred rent. CPA®:12 leases which provide for noncontingent stated rent increases are required to be re-straight-lined at the date of the transaction.

e. Adjustment to reflect CPA®:12 mortgage notes assumed by CPA®:14 at their estimated fair value. The estimated fair value of fixed rate debt instruments was evaluated using a discounted cash flow model with discount rates that take into account the credit of the tenants and the interest rate risk.

f. The elimination of CPA®:12’s shareholders’ equity is as follows:

			Distributions	Accumulated
		Additional	in Excess of	Other
	Common	Paid-in	Accumulated	Comprehensive	Treasury
	Stock	Capital	Earnings	Earnings	Stock	Total

CPA®:12 as Adjusted	$(33)	$(302,073)	$39,095	$(1,540)	$18,006	$(246,545)
Disposition to W. P. Carey			(49,616)	786		(48,830)

CPA®:12 as Further Adjusted	$(33)	$(302,073)	$(10,521)	$(754)	$18,006	$(295,375)

In accordance with the terms of the merger agreement, CPA®:14 will acquire CPA®:12 for approximately $321,030, assuming that no CPA®:12 shareholder elects to receive shares of CPA®:14. In addition to using existing cash resources, CPA®:14 will require additional financing sources to fund the merger which will be comprised of a line of credit from a financial institution of $225,000 and a loan from W. P. Carey’s existing line of credit of up to $50,000. CPA®:14 has entered into a binding commitment letter with a financial institution for the provision of a $225,000 line of credit. The commitment letter provides for an initial loan term of three years and an annual interest rate of LIBOR plus 135 to 160 basis points. The loan from W. P. Carey will expire in May 2007 when W. P. Carey’s line of credit expires, unless W. P. Carey renews its line of credit for an additional year, and provides for fixed annual interest ranging between LIBOR plus 110 basis points and 145 basis points.

CPA®:12’s accumulated other comprehensive income represents cumulative foreign currency translation adjustments and unrealized gains on marketable securities and such gains will be eliminated in purchase accounting upon acquisition by CPA®:14.

g. Adjustment to eliminate CPA®:14’s equity investment included in (5).

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
For the year ended December 31, 2005 and the six months ended June 30, 2006
(Unaudited)

Assuming Maximum Participation in the Cash Option

The following unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and six months ended June 30, 2006 have been presented as if the acquisition of Corporate Property Associates 12 Incorporated (“CPA®:12”) by Corporate Property Associates 14 Incorporated (“CPA®:14”) in exchange for cash, had occurred as of January 1, 2005. The unaudited pro forma consolidated statements of income should be read in conjunction with the historical consolidated statements of income of CPA®:12 and CPA®:14 included herein.

The unaudited pro forma consolidated statements of income also give effect to events subsequent to June 30, 2006 including CPA®:14’s lease restructuring and disposition of a property and CPA®:12’s lease restructuring and the actual and probable disposition of properties prior to CPA®:12’s acquisition by CPA®:14 as though such activity had occurred as of January 1, 2005. In management’s opinion, all adjustments necessary to reflect the merger and the related issuance of shares of common stock of CPA®:14 as well as the probable dispositions have been made.

The unaudited pro forma consolidated statements of income are not necessarily indicative of what the actual results of operations of CPA®:14 would have been, nor do they purport to represent the results of operations for future periods.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
For the year ended December 31, 2005
(Unaudited)
(In thousands, except share and per share amounts)

Assuming Maximum Participation in the Cash Option

										Consolidation
										of Former
										Equity/
	CPA®:14					CPA®:12				Minority	Pro		CPA®:14
			Mortgage	Lease	CPA®:14		Lease	CPA®:12	Dispositions to	Interest	Forma		Pro Forma
	Historical(1)	Dispositions(2)	Refinancings(3)	Restructuring(4)	As Adjusted	Historical(1)	Restructuring(4)	As Adjusted	W. P. Carey(2)	Investments(5)	Adjustments		Consolidated

REVENUES:
Rental income	$113,427				$113,427	$38,638		$38,638	$(16,757)	$6,840	$(3,176	)(6)	$138,972
Interest income from direct financing leases	14,112				14,112	1,761		1,761			(311	)(7)	15,562
Other operating income	4,407				4,407	3,770		3,770	(3,403)	6			4,780

	131,946	—	—	—	131,946	44,169	—	44,169	(20,160)	6,846	(3,487)		159,314

OPERATING EXPENSES:
Depreciation and amortization	(23,045)				(23,045)	(7,098)		(7,098)	3,014	(1,272)	(4,106	)(8)	(32,507)
Property expenses	(24,993)	$1,196			(23,797)	(8,410)		(8,410)	2,394	(1)	63	(9)	(29,751)
General and administrative	(6,375)				(6,375)	(3,064)		(3,064)	37	(3)	68	(10)	(9,337)
Impairment charges	—				—	(575)		(575)			575	(14)	—

	(54,413)	1,196	—	—	(53,217)	(19,147)	—	(19,147)	5,445	(1,276)	(3,400)		(71,595)

OTHER INCOME AND EXPENSES:
Income from equity investments	15,798	(4,699)	$(322)	$(1,233)	9,544	12,218	$(451)	11,767	(1,571)	(3,340)	(3,899	)(11)	12,501
Other interest income	2,232				2,232	1,180		1,180			(2,232	)(12)	1,180
Minority interest in income	(2,153)				(2,153)	(2,023)		(2,023)	2,023	615			(1,538)
Gain on sale of real estate	269				269	—		—					269
Gain on derivative instruments and other gains, net	5,271				5,271	3		3					5,274
(Loss) gain on foreign currency transactions, net	(446)				(446)	(1,512)		(1,512)	1,512				(446)
Interest expense	(52,609)		(12)		(52,621)	(12,150)		(12,150)	4,410	(2,845)	(17,439	)(13)	(80,645)

	(31,638)	(4,699)	(334)	(1,233)	(37,904)	(2,284)	(451)	(2,735)	6,374	(5,570)	(23,570)		(63,405)

Income (loss) from continuing operations	$45,895	$(3,503)	$(334)	$(1,233)	$40,825	$22,738	$(451)	$22,287	$(8,341)	$—	$(30,457)		$24,314
Basic earnings per share (15):
Income from continuing operations	$.67				$.60								$.36

Weighted average shares outstanding — basic	68,208,208				68,208,208								68,208,208

The accompanying notes are an integral part of these pro forma consolidated statements of income.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
For the six months ended June 30, 2006
(Unaudited)
(In thousands, except share and per share amounts)

Assuming Maximum Participation in the Cash Option

										Consolidation of
										Former Equity/
	CPA ®:14					CPA®:12			Dispositions	Minority	Pro		CPA®:14
			Mortgage	Lease	CPA®:14		Lease	CPA®:12	to W. P.	Interest	Forma		Pro Forma
	Historical(1)	Dispositions(2)	Refinancings(3)	Restructuring(4)	As Adjusted	Historical(1)	Restructuring(4)	As Adjusted	Carey(2)	Investments(5)	Adjustments		Consolidated

REVENUES:
Rental income	$56,723				$56,723	$19,461		$19,461	$(8,416)	$3,504	$(1,598	)(6)	$69,674
Interest income from direct financing leases	6,983				6,983	896		896	—		(163	)(7)	7,716
Other operating income	1,323				1,323	83		83	(1)	10			1,415

	65,029	—	—	—	65,029	20,440	—	20,440	(8,417)	3,514	(1,761)		78,805

OPERATING EXPENSES:
Depreciation and amortization	(15,241)				(15,241)	(3,500)		(3,500)	1,507	(636)	(2,140	)(8)	(20,010)
Property expenses	(10,813)	644			(10,169)	(4,232)		(4,232)	1,062	(12)	32	(9)	(13,319)
General and administrative	(3,207)				(3,207)	(2,219)		(2,219)	22	(2)	24	(10)	(5,382)

	(29,261)	644	—	—	(28,617)	(9,951)	—	(9,951)	2,591	(650)	(2,084)		(38,711)

OTHER INCOME AND EXPENSES:
Income from equity investments	13,615	(17,312)	$(85)	$9,580	5,798	2,864	$3,505	6,369	(922)	(1,708)	(2,039	)(11)	7,498
Other interest income	1,152				1,152	791		791	—		(1,152	)(12)	791
Minority interest in income	(1,028)				(1,028)	(1,063)		(1,063)	1,063	246			(782)
Gain on derivative instruments and other gains, net	386				386	140		140	—				526
Gain on foreign currency transactions, net	567				567	565		565	(565)				567
Interest expense	(25,054)		(168)		(25,222)	(5,538)		(5,538)	1,587	(1,402)	(8,666	)(13)	(39,241)

	(10,362)	(17,312)	(253)	9,580	(18,347)	(2,241)	3,505	1,264	1,163	(2,864)	(11,857)		(30,641)

Income (loss) from continuing operations	$25,406	$(16,668)	$(253)	$9,580	$18,065	$8,248	$3,505	$11,753	$(4,663)	$—	$(15,702)		$9,453
Basic earnings per share (15):
Income from continuing operations	$.37				$.26								$.14

Weighted average shares outstanding — basic	68,540,961				68,540,961								68,540,961

The accompanying notes are an integral part of these pro forma consolidated statements of income.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(in thousands)

1. Derived from the historical audited statements of income of Corporate Property Associates 14 Incorporated (“CPA®:14”) and Corporate Property Associates 12 Incorporated (“CPA®:12”) for the year ended December 31, 2005, and historical unaudited statements of income for the six months ended June 30, 2006 included herein.

2. Disposition of properties by CPA®:14 — In June 2006, a joint venture in which CPA®:14 and an affiliate hold 40% and 60% interests, respectively, sold a property in New York for $200,012, net of closing costs, and recognized a gain on the sale of $40,622, net of an approximate $10,253 writeoff of unrecoverable receivables related to future stated rent increases. CPA®:14 accounted for its interest under the equity method of accounting and its pro rata share of the gain on sale was $16,249. This adjustment reflects the results of operations of the joint venture interest that was sold for the year ended December 31, 2005 and six months ended June 30, 2006. Income (loss) from continuing operations excludes non-recurring gains (losses) from the sales of properties.

Disposition of properties jointly owned by CPA®:12 and CPA®:14 — In October 2006, a joint venture in which CPA®:12 and CPA®:14 hold 50.01% and 49.99% interests, respectively, sold a property in California for a total sales price of $98,000 and recognized a gain on the sale of approximately $33,700. This adjustment reflects the results of operations of the joint venture that was sold for the year ended December 31, 2005 and six months ended June 30, 2006. Income (loss) from continuing operations excludes non-recurring gains (losses) from the sale of properties.

Disposition of properties by CPA®:12 to W. P. Carey & Co. LLC — In connection with the proposed merger transaction and contingent on the shareholders of both CPA®:12 and CPA®:14 approving the proposed merger, CPA®:12 has entered into an agreement to sell a portfolio of properties, including equity interests in general partnerships and limited liability companies accounted for under the equity method, to W. P. Carey & Co. LLC “W. P. Carey”, the advisor to CPA®:12 and CPA®:14. The adjustments reflect the historical results of operations of the properties to be sold for the year ended December 31, 2005 and six months ended June 30, 2006. Income (loss) from continuing operations excludes non-recurring gains (losses) from the sales of properties.

W. P. Carey and CPA®:12 are currently negotiating with third parties to sell two of the properties covered by the sale agreement with W. P. Carey for amounts that in the aggregate exceed the contracted prices to W. P. Carey. However, there can be no assurances that any such sales to third parties would be consummated or that such amounts would ultimately exceed the contracted prices with W. P. Carey. If such sales are consummated, any excess proceeds would be distributed to the CPA®:12 shareholders as additional distributions and not retained by the combined company. Accordingly, the pro forma statements of income, which would exclude the results of operations and any gain/loss related to these sales as non-recurring, would be the same under either scenario.

Asset management and performance fees — The results of operations also reflect the decrease in asset management and performance fees as a result of the disposition of properties by CPA®:12 and CPA®:14 during the six months ended June 30, 2006 and the proposed disposition of properties to W. P. Carey by CPA®:12.

The advisory agreements of CPA®:12 and CPA®:14 each provide for the payment of combined asset management and performance fees of 1% per annum of average invested assets as defined in the agreements with the advisor.

The appraised value of CPA®:12’s assets acquired includes the value of investments in real estate adjusted for CPA®:12’s proportional interest in the underlying real estate assets accounted for under the equity method and for minority interests’ share of the value of consolidated real estate assets.

3. Reflects the impact of the following mortgage refinancings completed during the six months ended June 30, 2006:

(A) Obtained $12,000 of new limited recourse mortgage financing on a property in Virginia. The original financing on this property had been paid in full in March 2006.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME — (Continued)
(in thousands)

(B) Paid a $20,599 balloon payment and obtained $30,000 of new limited recourse mortgage financing on a property in Georgia. CPA®:14 and W. P. Carey each own a 50% interest in this property. CPA®:14 accounts for this investment under the equity method of accounting.

The new limited recourse mortgage financings have a weighted average fixed annual interest rate of 6.19% and term of 10 years.

4. In June 2006, the asset operating committee of W. P. Carey approved a plan to restructure a master lease agreement with Starmark Holdings, LLC for 15 properties. CPA®:14 owns a 41% interest in a venture which owns these properties, with its affiliates, Corporate Property Associates 15 Incorporated owning 44% and CPA®:12 owning the remaining 15%. Both CPA®:14 and CPA®:12 account for their interests in this venture under the equity method of accounting. Under the restructuring plan, the master lease agreement will be terminated and 10 properties will be re-leased, four properties will be sold and the remaining property will be held for use by the venture. The pro forma consolidated statements of income reflect the proposed restructuring and property sales as having occurred on January 1, 2005. The pro forma financial statements exclude non-recurring items such as defeasance costs and lease termination income.

5. Reflects adjustments to consolidate interests in three properties as a result of CPA®:14’s acquiring a controlling interest pursuant to the consummation of the merger. CPA®:14 previously accounted for its interests in two of these properties under the equity method of accounting. The interest in the other property was previously fully consolidated with a corresponding amount reflected for CPA®:12’s minority partner interest and related allocation of income to minority interest.

6. Reflects the net decrease in rental income due to the amortization of intangibles for leases acquired which have rents above or below market rates and for the re-straightlining of rents, net of any such amounts included in CPA®:12’s historical results of operations. Above-market and below-market lease intangibles represent amounts allocated from the purchase price of properties acquired and are based on the difference between estimates for market rents at the time of acquisition and contractual rents on the leases assumed and which is discounted using an interest rate reflecting CPA®:14’s assessment of the risk associated with each lease acquired.

In connection with acquiring properties subject to leases, $51,877 of the purchase price has been allocated to reflect the value attributable to assuming leases with rents in excess of market rates at acquisition. The intangible assets related to assuming such above-market leases are amortized as a reduction to rental income over the remaining initial term of the applicable leases which generally range from 11 to 20 years. Additionally, $1,613 of the purchase price has been allocated as deferred rent to reflect the value attributable to assuming leases with rents that are below market rates at acquisition. Deferred rent is amortized as an increase to rental income over the extended terms of the applicable leases, or the initial term, if the renewal terms provide for adjustments to market rental rates.

7. Reflects adjustments to recognize interest income from direct financing leases at a constant rate of return which is determined based on future minimum rents and estimated residual value of the underlying leased properties.

8. In connection with the acquisition of properties, costs are allocated to tangible and intangible assets based on their estimated fair values. The value attributed to tangible assets, consisting of land and buildings and tenant improvements, if any, is determined as if the acquired property were vacant. Intangible assets consist of above-market and below-market lease intangibles (see Note 6 for description of amortization reflected as an adjustment to rental income) and in-place lease and tenant relationship values. In-place lease values are amortized over the remaining initial, noncancellable term of their respective leases and tenant relationship intangible values are amortized over the initial and expected renewal terms of the leases but no amortization period for intangibles will exceed the remaining depreciable life of the building.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF INCOME — (Continued)
(in thousands)

9. Reflects the decrease in asset management and performance fees as a result of the disposition of a property by CPA®:12 in May 2006.

10. The decrease in general and administrative expenses represents the elimination of CPA®:12’s directors compensation.

11. Adjustments to equity income reflect proportional shares of adjustments to rental income, interest income from direct financing leases, deprecation and amortization and interest expense related to fair value adjustments to tangible and intangible assets and mortgage notes payable and changes in the constant rate of return on direct financing leases related to the purchase adjustments on interests in the underlying equity investees.

12. For pro forma purposes, CPA®:14’s other interest income has been eliminated based on an assumption that substantially all cash available would be used to finance the acquisition of the properties from CPA®:12. CPA®:14 will likely earn interest on cash generated from its operations and amounts that it will use to support on-going operations; however, it is not practicable to make assumptions as to how much interest income would have been earned on such funds during the pro forma periods presented.

13. The increase in interest expense is based on the assumption that CPA®:14 had to borrow funds through establishing its own line of credit and by borrowing funds from W. P. Carey’s existing line of credit to raise approximately $225,000 and $16,934, respectively, to fully fund the redemption of CPA®:12 shareholders. The annual interest rate applied to the line of credit is LIBOR plus 150 basis points which represents the approximate mid point of the annual interest rate range on the financing obtained. The annual interest rate applied to the loan from W. P. Carey is LIBOR plus 110 basis points which approximates the interest rate on W. P. Carey’s line of credit as of June 30, 2006. This increase is also partially attributable to the adjustment of CPA®:12’s mortgage notes payable assumed by CPA®:14 to their estimated fair values offset by the elimination of charges included in CPA®:12’s results of operations in connection with amortizing financing costs over the terms of the loans as such unamortized financing costs are written off at acquisition. The excess of the fair value of the assumed mortgage notes payable over CPA®:12’s carrying value is amortized as a noncash, yield adjustment over their remaining lives.

The pro forma increase in interest expense as a result of the acquisition of new debt in the merger is calculated using current market rates (LIBOR of 5.50%) as if the borrowings had been outstanding as of January 1, 2005. Each 1/8 of 1% increase in the annual interest rate assumed with respect to the debt will increase the pro forma interest expense by approximately $302 for the year ended December 31, 2005 and $151 for the six months ended June 30, 2006.

14. Impairment charges included in CPA®:12’s historical results of operations have been eliminated as the underlying securities have been reflected at their fair value for pro forma purposes.

15. Because no shares are assumed to be issued for pro forma purposes in connection with the merger, weighted average shares outstanding are based on CPA®:14’s historical financial statements for the purposes of determining basic earnings per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of CPA:14 Holdings Inc.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of CPA:14 Holdings Inc. at July 17, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
October 4, 2006

CPA:14 HOLDINGS INC.

BALANCE SHEET
As of July 17, 2006

ASSETS:
Cash and cash equivalents	$1,000

Total assets	$1,000

LIABILITIES:
Commitments and contingencies (Note 6)

SHAREHOLDER’S EQUITY:
Common stock, $0.001 par value; authorized 120,000,000 shares; issued and outstanding, 100 shares	$1
Additional paid-in capital	999

Total liabilities and shareholder’s equity	$1,000

CPA:14 HOLDINGS INC.

NOTES TO BALANCE SHEET AS OF JULY 17, 2006

1.	ORGANIZATION:

CPA:14 Holdings Inc. (formerly known as “CPI Holdings Incorporated,” the “Company”), a Maryland Corporation, was formed on June 28, 2006 under the General Corporation Law of Maryland. The Company was formed to create an alternate structure for the merger of two existing companies, Corporate Property Associates 12 Incorporated (“CPA®:12”) and Corporate Property Associates 14 Incorporated (“CPA®:14”) each of which is a publicly-registered company and operates as a real estate investment trust (“REIT”). Under certain circumstances, the proposed merger may be consummated using the Company and would result in CPA®:12 and CPA®:14 becoming subsidiaries of the Company, and the common stock of the Company would be issued to CPA®:12 and CPA®:14 shareholders.

The alternate merger is intended to allow CPA®:12 stockholders to receive stock in a non-taxable transaction regardless of the extent to which other CPA®:12 stockholders elect to receive cash. The merger agreement contains a number to provisions designed to change the mechanics of the transaction in the event the alternate merger is used without changing the overall economics of the transaction to CPA®:12 and CPA®:14 stockholders. In the event that the Company is used to effectuate the alternate merger, the Company will exchange shares with CPA®:14 and CPA®:12 stockholders at exchange ratios of 1.0 and .8692 (for those stockholders electing to receive shares), respectively. In addition, a subsidiary of the Company would be merged with and into CPA®:12, with CPA®:12 surviving as a subsidiary of the Company, and a separate subsidiary of the Company would be merged with and into CPA®:14, with CPA®:14 surviving as a subsidiary of the Company.

Prior to these mergers, each Company subsidiary would issue 50 shares of its common stock to 120 separate persons (for a total of 6,000 shares of common stock per subsidiary) in return for cash of $10.30 per share for CPA®:12 common stock and $11.85 per share for CPA®:14 common stock, which common stock would convert to shares of common stock of CPA®:12 and CPA®:14, respectively, following the mergers. The shares would be issued to the 120 separate persons to allow CPA®:12 and CPA®:14 to continue to qualify as REITs following the mergers.

Because prior to the completion of the alternate merger the Company has no operations, has only nominal assets and its sole purpose is to be a vehicle to effectuate the alternate merger, it can not be the acquirer for accounting purposes under Statement of Financial Accounting Standards No. 141, Business Combinations and either CPA®:12 or CPA®:14 must be the acquirer. CPA®:14 is the larger of the two entities based on assets and income and upon completion of these transactions, the former stockholders of CPA®:14 will be the majority stockholders of the combined company. Accordingly, the acquisition of shares of CPA®:14 by the Company will be reflected as a reverse acquisition and the assets and liabilities of CPA®:14 will continue to be reflected at historical cost. The acquisition of shares of CPA®:12 will be reflected as a purchase acquisition of assets.

On July 17, 2006, Carey Asset Management Corp., the advisor to CPA®:12 and CPA®:14 purchased 100 shares of common stock for $1,000 and was admitted as the initial shareholder of the Company.

In the event that the Company is used to effect the merger, the Company will exchange shares with CPA®:14 and CPA®:12 shareholders at exchange ratios of 1 and .8692 shares, respectively.

2.	CASH AND CASH EQUIVALENTS:

The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of generally three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money market funds. All of the Company’s cash and cash equivalents at July 17, 2006, were held in the custody of one financial institution, and which balance at times exceeds federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions.

CPA:14 HOLDINGS INC.

NOTES TO BALANCE SHEET AS OF JULY 17, 2006 — (Continued)

3.	U.S. FEDERAL INCOME TAXES:

If the alternate merger is consummated, commencing with its taxable year ending December 31, 2006, the Company intends to qualify as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, the Company will not be subject to U.S. federal income taxes on amounts distributed to shareholders, provided it distributes at least 90% of its net taxable income, excluding net capital gain, to its shareholders and meets certain other conditions.

4.	AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES:

In the event that the Company acquires CPA®:12 and CPA®:14 as wholly-owned subsidiaries, it will assume the rights and obligations under CPA®:14’s advisory agreement with Carey Asset Management Corp., CPA®:14’s advisor and a wholly-owned subsidiary of W. P. Carey & Co. LLC. Pursuant to the advisory agreement, the advisor will perform certain services for the Company including the identification, evaluation, negotiation, purchase and disposition of property, the day-to-day management of the Company and the performance of certain administrative duties. The advisor receives fees in connection for performing its services including reimbursement for the actual cost of personnel needed to perform administrative services necessary to the operation of the Company.

5.	USE OF ESTIMATES:

The preparation of a balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results can differ from those estimates.

6.	COMMITMENTS AND CONTINGENCIES:

In the event that CPA®:12 and CPA®:14 become subsidiaries of the Company, the Company will assume each subsidiaries commitments and contingencies.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Corporate Property Associates 12 Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 12 Incorporated and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 24, 2006, except with respect to our opinion on the consolidated financial statements and financial statement schedule insofar as they relate to the effects of the discontinued operations as discussed in Notes 8, 16, 17 and 19, as to which the date is July 19, 2006

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

CONSOLIDATED BALANCE SHEETS
(In thousands except share and per share amounts)

	December 31,
	2005	2004

ASSETS:
Real estate, net	$277,540	$309,818
Net investment in direct financing leases	12,153	12,153
Equity investments	88,765	93,915
Assets held for sale	7,720	2,753
Cash and cash equivalents	13,694	8,044
Marketable securities	7,810	8,465
Intangible assets, net	1,393	1,462
Other assets, net	18,153	16,432

Total assets	$427,228	$453,042

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY:
Liabilities:
Limited recourse mortgage notes payable	$142,472	$175,646
Limited recourse mortgage notes payable on assets held for sale	7,609	—
Accrued interest	811	972
Accounts payable and accrued expenses	1,974	916
Due to affiliates	3,676	3,545
Deferred acquisition fees payable to affiliate	3,983	5,403
Distributions payable	6,405	6,322
Other liabilities, net	2,791	2,344
Prepaid rental income and security deposits	2,226	3,662

Total liabilities	171,947	198,810

Minority interest	8,415	8,159

Commitment and contingencies (Note 13) Shareholders’ equity:
Common stock, $.001 par value; 40,000,000 shares authorized; 32,614,354 and 31,818,107 shares issued and outstanding at December 31, 2005 and 2004	33	32
Additional paid-in capital	298,603	288,830
Distributions in excess of accumulated earnings	(35,933)	(33,102)
Accumulated other comprehensive income	996	2,518

	263,699	258,278
Less, treasury stock at cost, 1,628,932 and 1,233,519 shares at December 31, 2005 and 2004	(16,833)	(12,205)

Total shareholders’ equity	246,866	246,073

Total liabilities, minority interest and shareholders’ equity	$427,228	$453,042

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	For the Years Ended December 31,
	2005	2004	2003

REVENUES:
Rental income	$38,638	$36,877	$35,668
Interest income from direct financing leases	1,761	2,432	2,586
Other operating income	3,770	321	390

	44,169	39,630	38,644

OPERATING EXPENSES:
Depreciation and amortization of intangibles	(7,098)	(6,828)	(6,683)
Property expenses	(8,410)	(7,839)	(8,003)
General and administrative	(3,064)	(2,932)	(4,043)
Impairment charges	(575)	—	—

	(19,147)	(17,599)	(18,729)

OTHER INCOME AND EXPENSES:
Income from equity investments	12,218	11,730	9,425
Other interest income	1,180	1,109	1,136
Minority interest in income	(2,023)	(1,736)	(1,528)
Gain on warrants, net	3	372	35
(Loss) gain on foreign currency transactions, net	(1,512)	887	898
Gain on sale of interest in equity investment	—	—	1,433
Interest expense	(12,150)	(12,701)	(13,173)

	(2,284)	(339)	(1,774)

Income from continuing operations	22,738	21,692	18,141
DISCONTINUED OPERATIONS:
Income (loss) from operations of discontinued properties	3,012	(1,225)	4,360
Gain on sale of real estate	228	1,754	—
Impairment charges on properties held for sale	(3,295)	(150)	(1,000)

(Loss) income from discontinued operations	(55)	379	3,360

NET INCOME	$22,683	$22,071	$21,501

BASIC EARNINGS PER SHARE:
Income from continuing operations	$.73	$.71	$.60
(Loss) income from discontinued operations	—	.01	.11

Net income	$.73	$.72	$.71

DISTRIBUTIONS DECLARED PER SHARE	$.8268	$.8268	$.8266

WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC	30,851,315	30,497,565	30,234,073

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003

Net income	$22,683	$22,071	$21,501
Other comprehensive income:
Change in unrealized gain on marketable securities	54	(218)	825
Foreign currency translation adjustment	(1,576)	1,140	462

	(1,522)	922	1,287

Comprehensive income	$21,161	$22,993	$22,788

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2005, 2004, and 2003
(In thousands except share and per share amounts)

			Distributions in	Accumulated
		Additional	Excess	Other
	Common	Paid-in	of Accumulated	Comprehensive	Treasury
	Stock	Capital	Earnings	Income	Stock	Total

Balance at January 1, 2003	$31	$278,735	$(26,442)	$309	$(7,026)	$245,607
405,949 shares issued, net of costs		4,227				4,227
Distributions declared			(25,009)			(25,009)
Net income			21,501			21,501
Change in other comprehensive income				1,287		1,287
Repurchase of 228,723 shares					(2,283)	(2,283)

Balance at December 31, 2003	31	282,962	(29,950)	1,596	(9,309)	245,330

533,820 shares issued, net of costs	1	5,868				5,869
Distributions declared			(25,223)			(25,223)
Net income			22,071			22,071
Change in other comprehensive income				922		922
Repurchase of 257,544 shares					(2,896)	(2,896)

Balance at December 31, 2004	32	288,830	(33,102)	2,518	(12,205)	246,073

796,247 shares issued, net of costs	1	9,773				9,774
Distributions declared			(25,514)			(25,514)
Net income			22,683			22,683
Change in other comprehensive income				(1,522)		(1,522)
Repurchase of 395,413 shares					(4,628)	(4,628)

Balance at December 31, 2005	$33	$298,603	$(35,933)	$996	$(16,833)	$246,866

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003

Cash flows from operating activities:
Net income	$22,683	$22,071	$21,501
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,077	8,018	8,210
Straight-line rent adjustments	(952)	(1,042)	(975)
Minority interest in income	2,023	1,736	1,528
Reversal of unrealized gain on warrants on conversion to shares	295	—	237
Gain on settlement of derivatives contract	(289)	—	(237)
Gain on sale of interest in equity investment	—	—	(1,433)
Loss (gain) on sale of real estate	(228)	(1,754)	—
Income from equity investments in excess of distributions received	1,591	(3,177)	(1,023)
Loss (gain) on foreign currency transactions	58	—	(76)
Fees paid by issuance of stock to affiliate	7,270	3,612	3,230
Noncash settlement income	—	—	(368)
Lease termination proceeds assigned to lender	(534)	—	(2,540)
Unrealized loss (gain) on foreign currency transactions and warrants	1,445	(1,259)	(857)
Impairment charge on real estate and marketable securities	3,870	150	1,000
Change in operating assets and liabilities, net	(1,024)	(826)	782

Net cash provided by operating activities	44,285	27,529	28,979

Cash flows from investing activities:
Distributions received in excess of equity income	483	1,371	2,244
Distribution of mortgage financing proceeds received from equity investments	—	—	3,738
Receipt of amount due from sale of equity investment	—	1,430	—
Proceeds from sale of warrants	338	—	—
Proceeds from sales of real estate assets(a)	16,349	12,615	1,972
Payment of deferred acquisition fees	(1,420)	(1,467)	(1,275)
Purchases of real estate and equity investments and other capitalized costs(b)	(52)	(10,686)	(23,888)
Sales of securities	—	4,900	14,200
Purchases of securities	—	(4,900)	(200)

Net cash provided by (used in) investing activities	15,698	3,263	(3,209)

Cash flows from financing activities:
Distributions paid	(25,431)	(25,173)	(24,960)
Payments of mortgage principal	(6,327)	(5,943)	(5,529)
Prepayment of mortgages payable	(18,684)	(2,617)	(5,199)
Payment of financing costs and mortgage deposits	—	(80)	(132)
Proceeds from issuance of shares, net of costs	2,504	2,255	997
Distributions to minority partner	(1,767)	(1,599)	(1,443)
Purchase of treasury stock	(4,628)	(2,896)	(2,283)

Net cash used in financing activities	(54,333)	(36,053)	(38,549)

Net increase (decrease) in cash and cash equivalents	5,650	(5,261)	(12,779)
Cash and cash equivalents, beginning of year	8,044	13,305	26,084

Cash and cash equivalents, end of year	$13,694	$8,044	$13,305

Noncash investing and financing activities:

(a)	In connection with the April 2004 sale of the Company’s Hauppauge, New York property leased to Sentry Technology Corp., Carey Commercial Mortgage Trust (“CCMT”), the lender of the mortgage loan on this property consented to the transfer of $3,208, the remaining loan obligation to our Austin, Texas property leased to 24 Hour Fitness.

(b)	Included in the cost basis of real estate and equity investments acquired in 2004 and 2003 are deferred acquisition fees payable to WPC of $212 and $1,677, respectively.

Supplemental cash flows information:

Interest paid was $12,575, $14,149, and $14,505 in 2005, 2004, and 2003, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share amounts)

1.	Business and Organization

Corporate Property Associates 12 Incorporated (the “Company”) is a real estate investment trust (“REIT”) that invests in commercial properties leased to companies domestically and internationally, primarily on a triple net basis. As of December 31, 2005, the Company’s portfolio consisted of 119 properties leased to 42 tenants and totaling more than 8.9 million square feet. Subject to certain restrictions and limitations, the business of the Company is managed by W. P. Carey & Co. LLC (“WPC”) and its subsidiaries (collectively referred to as the “advisor”).

The Company was formed as a Maryland corporation on July 30, 1993. Between February 1994 and September 1997, the Company sold a total of 28,334,451 shares of common stock for a total of $283,345 in offering proceeds. The Company also raised an additional $10,000 through a private placement of its common stock in January 2001. These proceeds have been combined with limited recourse mortgage debt to purchase the Company’s real estate portfolio. As a REIT, the Company is not subject to U.S. federal income taxation as long as it satisfies certain requirements relating to the nature of its income, the level of its distributions and other factors.

2.	Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the Company, its wholly owned and majority owned controlled subsidiaries and a variable interest entity (“VIE”) in which it is the primary beneficiary. All material inter-entity transactions have been eliminated.

For acquisitions of an interest in an entity or newly formed joint venture or limited liability company, the Company evaluates the entity to determine if the entity is deemed a VIE, and if the Company is deemed to be the primary beneficiary, in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). Entities that meet one or more of the criteria listed below are considered VIEs.

•	The Company’s equity investment is not sufficient to allow the entity to finance its activities without additional third party financing;

•	The Company does not have the direct or indirect ability to make decisions about the entity’s business;

•	The Company is not obligated to absorb the expected losses of the entity;

•	The Company does not have the right to receive the expected residual returns of the entity; and

•	The Company’s voting rights are not proportionate to its economic interests, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The Company consolidates the entities that are VIEs when the Company is deemed to be the primary beneficiary of the VIE. For entities where the Company is not deemed to be the primary beneficiary of the VIE and the Company’s ownership is 50% or less and has the ability to exercise significant influence, as well as any jointly-controlled tenancy-in-common, interests are accounted for under the equity method, i.e. at cost, increased or decreased by the Company’s share of earnings or losses, less distributions. When events occur, the Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year’s financial statement presentation. The financial statements included in our Annual Report on Form 10-K have been adjusted to reflect the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented (see Note 8). In addition, the Company has revised its 2004 and 2003 consolidated statements of cash flows to present the operating portion of the cash flows attributable to our discontinued operations on a combined basis.

Purchase Price Allocation

In connection with the Company’s acquisition of properties, purchase costs are allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings and tenant improvements, are determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships are recorded at their relative fair values. Below-market value of leases are also recorded at their relative fair values and are included in other liabilities in the accompanying financial statements.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition of the properties and (ii) management’s estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease value is amortized as a reduction of rental income over the remaining non-cancelable term of each lease. The capitalized below-market lease value is amortized as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

The total amount of other intangibles are allocated to in-place lease values and tenant relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with each tenant. Characteristics that are considered in allocating these values include the nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant, the tenant’s credit quality and the expectation of lease renewals among other factors. Third party appraisals or management’s estimates are used to determine these values.

Factors considered in the analysis include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. The Company also considers information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on management’s assessment of specific market conditions. Estimated costs to execute leases including commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property are also considered.

The value of in-place leases will be amortized to expense over the remaining initial term of each lease. The value of tenant relationship intangibles will be amortized to expense over the initial and expected renewal terms of

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

the leases but no amortization period for intangibles will exceed the remaining depreciable life of the building. Intangibles for above-market and below-market leases, in-place lease intangibles and tenant relationships are amortized over their estimated useful lives. In the event that a lease is terminated, the unamortized portion of each intangible, including market rate adjustments, in-place lease values and tenant relationship values, is charged to expense.

Operating Real Estate

Land and buildings and personal property are carried at cost less accumulated depreciation. Renewals and improvements are capitalized, while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Real Estate Under Construction and Redevelopment

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed and incidental revenue is recorded as a reduction of capitalized project (i.e., construction) costs. Interest is capitalized by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated expenditures for properties under construction during the period.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money market funds. At December 31, 2005 and 2004, the Company’s cash and cash equivalents were held in the custody of one financial institution and these balances, at times, may exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions.

Marketable Securities

Marketable securities, which consist of an interest in collateralized mortgage obligations (see Note 9) and common stock in publicly-traded companies, are classified as available for sale securities and reported at fair value with the Company’s interest in unrealized gains and losses on these securities reported as a component of other comprehensive income until realized.

Other Assets

Included in other assets are deferred charges and deferred rental income. Deferred charges are costs incurred in connection with mortgage financings and refinancings and are amortized over the terms of the mortgages using the effective interest method and included in interest expense in the accompanying consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents, which vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees are payable for services provided by the advisor to the Company relating to the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees is deferred and is payable in annual installments totaling 2% of the purchase price of the properties over no less than eight years following the first anniversary of the date a property was purchased. Payment of such fees is subject to the performance criterion (see Note 3).

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

Real estate is leased to others on a net lease basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. Expenditures for maintenance and repairs including routine betterments are charged to operations as incurred. Significant renovations that increase the useful life of the properties are capitalized. For the year ended December 31, 2005, lessees were responsible for the direct payment of real estate taxes of approximately $4,745.

The Company diversifies its real estate investments among various corporate tenants engaged in different industries, by property type and geographically. One lessee, Applied Materials, Inc., currently represents 24% of total lease revenues. Substantially all of the Company’s leases provide for either scheduled rent increases, periodic rent increases based on formulas indexed to increases in the Consumer Price Index (“CPI”) or percentage rents. Rents from percentage rents are recognized as reported by the lessees, that is, after the level of sales requiring a rental payment to the Company is reached.

The leases are accounted for under either the direct financing or operating methods, as appropriate for the transaction. Such methods are described below:

Direct financing method — Leases accounted for under the direct financing method are recorded at their net investment (see Note 5). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Company’s net investment in the lease.

Operating method — Real estate is recorded at cost less accumulated depreciation; minimum rental revenue is recognized on a straight-line basis over the term of the leases, and expenses (including depreciation) are charged to operations as incurred (see Note 4).

On an ongoing basis, the Company assesses its ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because the Company has a limited number of lessees (22 lessees represented more than 95% of annual rental income during 2005), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. The Company generally recognizes a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, the Company makes subjective judgments based on its knowledge of a lessee’s circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee’s ability to meet its lease obligations.

Depreciation

Depreciation of building and related improvements is computed using the straight-line method over the estimated useful lives of properties — generally 40 years. Depreciation of tenant improvements is computed using the straight-line method over the remaining term of the lease.

Impairments

When events or changes in circumstances indicate that the carrying amount may not be recoverable, the Company assesses the recoverability of its long-lived assets and certain intangible assets based on projections of undiscounted cash flows, without interest charges, over the life of such assets. In the event that such cash flows are insufficient, the assets are adjusted to their estimated fair value. The Company performs a review of its estimate of residual value of its direct financing leases at least annually to determine whether there has been an other than

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

temporary decline in the Company’s current estimate of residual value of the underlying real estate assets (i.e., the estimate of what the Company could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue.

Investments in unconsolidated joint ventures are accounted for under the equity method and are recorded initially at cost, as equity investments and subsequently adjusted for the Company’s proportionate share of earnings and cash contributions and distributions. On a periodic basis, the Company assesses whether there are any indicators that the value of equity investments may be impaired and whether or not that impairment is other than temporary. To the extent impairment has occurred, the charge shall be measured as the excess of the carrying amount of the investment over the fair value of the investment.

When the Company identifies assets as held for sale, it discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If in the Company’s opinion, the net sales price of the assets, which have been identified for sale, is less than the net book value of the assets, an impairment charge is recognized and a valuation allowance is established. To the extent that a purchase and sale agreement has been entered into, the allowance is based on the negotiated sales price. To the extent that the Company has adopted a plan to sell an asset but has not entered into a sales agreement, it will make judgments of the net sales price based on current market information. The Company will continue to review the initial valuation for subsequent changes in the fair value less cost to sell and will recognize an additional impairment charge or a gain (not to exceed the cumulative loss previously recognized). If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Foreign Currency Translation

The Company owns equity investments that invest in real estate in France. The functional currency for these investments is the Euro. The translation from the Euro to U.S. Dollars is performed for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from such translation are reported as a component of other comprehensive income as part of shareholders’ equity. The cumulative translation adjustment as of December 31, 2005 and 2004 were gains of $26 and $1,602, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is a foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date) whichever is later, realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net investment and (ii) inter-company foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in the Company’s financial statements will not be included in determining net income but will be accounted for in the same manner as foreign currency translation adjustments and reported as a

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

component of other comprehensive income as part of shareholder’s equity. The contributions to the equity investments were funded in part through subordinated debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal payments, are included in the determination of net income, and, for the year ended December 31, 2005, 2004 and 2003, the Company recognized unrealized (losses) gains of ($1,454), $887 and $822, respectively, from such transactions.

Derivative Instruments

The Company accounts for its derivative instruments in accordance with FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended (“FAS 133”). Certain stock warrants which were granted to the Company by lessees in connection with structuring the initial lease transactions are defined as derivative instruments because such stock warrants are readily convertible to cash or provide for net settlement upon conversion. Pursuant to FAS 133, changes in the fair value of such derivative instruments as determined using an option pricing model are recognized currently in earnings as gains or losses. Changes in fair value for the years ended as of December 31, 2005, 2004 and 2003, were unrealized (losses) gains of ($286), $372 and ($202), respectively. As of December 31, 2005 and 2004, warrants issued to the Company by Vermont Teddy Bear Co., Inc., Sentry Technology Corporation (“Sentry”) and Randall International, Inc. are classified as derivative instruments. The Company also holds certain stock warrants which are not defined as derivative instruments and have been recorded at nominal values. The Company has only recognized unrealized gains or losses on stock warrants that are derivative instruments.

Assets Held For Sale

Assets held for sale are accounted for at the lower of carrying value or fair value less costs to dispose. Assets are classified as held for sale when the Company has committed to a plan to actively market a property for sale and expects that a sale will be completed within one year. The results of operations and the related gain or loss on sale of properties classified as held for sale are included in discontinued operations (see Note 8).

If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

The Company recognizes gains and losses on the sale of properties when among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price less any closing costs and the carrying value of the property.

U.S. Federal Income Taxes

The Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). In order to maintain its qualification as a REIT, the Company is required to, among other things, distribute at least 90% of its net taxable income to its shareholders (excluding net capital gains) and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to U.S. federal income tax to the extent it distributes its net taxable income annually to its shareholders. Accordingly, no provision for U.S. federal income taxes is included in the accompanying consolidated financial statements. The Company has and intends to continue to operate so that it meets the requirements for taxation as a REIT. Many of

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

these requirements, however, are highly technical and complex. If the Company were to fail to meet these requirements, the Company would be subject to U.S. federal income tax. The Company is subject to certain state, local and foreign taxes. Provision for such taxes has been included in general and administrative expenses in the Company’s consolidated statements of income.

Earnings Per Share

The Company has a simple equity capital structure with only common stock outstanding. As a result, the Company has presented basic per-share amounts only for all periods presented in the accompanying consolidated financial statements.

Recent Accounting Pronouncements

In March 2005, the FASB issued Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” refers to a legal obligation (pursuant to existing laws or by contract) to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective no later than fiscal years ending after December 15, 2005. The Company adopted FIN 47 as required effective December 31, 2005 and the initial application of this Interpretation did not have a material effect on our financial position or results of operations.

In June 2005, the Emerging Issues Task Force issued EITF 04-05, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-05”). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46(R). The Task Force reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners’ rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting. EITF 04-05 was effective immediately for all arrangements created or modified after June 29, 2005. For all other arrangements, application of EITF 04-05 is required effective for the first reporting period in fiscal years beginning after December 15, 2005 (i.e., effective January 1, 2006 for the Company) using either a cumulative-effect-type adjustment or using a retrospective application. The Company does not believe that the adoption of EITF 04-05 will have a material impact on our financial position or results of operations.

In October 2005, the FASB issued Staff Position No. 13-1 “Accounting for Rental Costs Incurred during a Construction Period” (“FSP FAS 13-1”). FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during the construction period. FSP FAS 13-1 makes no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense, allocated over the lease term in accordance with SFAS No. 13 and Technical Bulletin 85-3. FSP FAS 13-1 is effective for the first reporting period beginning after December 15, 2005. The Company adopted FSP FAS 13-1 as required on January 1, 2006 and the initial application of this Staff Position did not have a material impact on our financial position or results of operations.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

3.	Transactions with Related Parties

In connection with performing services on behalf of the Company, the advisory agreement between the Company and the advisor provides that the advisor receive asset management and performance fees, each of which are 1/2 of 1/% per annum of average invested assets as defined in the advisory agreement. The performance fees are subordinated to the performance criterion, a cumulative non-compounded distribution return of 7%. The advisor has elected at its option to receive the performance fees in restricted shares of common stock of the Company rather than cash. Effective in 2005, the advisory agreement was amended to allow the advisor to elect to receive restricted stock for any fees due from the Company. Subsequent to this amendment, the advisor elected to receive all fees in common stock of the Company rather than cash for 2005. The advisor is also reimbursed for the actual cost of personnel needed to provide administrative services necessary to the operation of the Company. The Company incurred asset management fees of $3,794, $3,681 and $3,379 in 2005, 2004, and 2003, respectively, with performance fees in like amount. The Company incurred personnel reimbursements of $1,155, $1,067 and $1,379 in 2005, 2004, and 2003, respectively. Asset management fees and personnel reimbursement costs are included in property expense and general and administrative expense, respectively, in the accompanying financial statements. For 2006, the advisor has elected to receive base asset management fees in cash, while all other fees due will continue to be paid through the issuance of restricted common stock.

Fees are payable to the advisor for services provided to the Company relating to the identification, evaluation, negotiation, financing and purchase of properties and refinancing of mortgages. A portion of such fees are deferred and payable in equal installments over no less than eight years following the first anniversary of the date a property was purchased. Such deferred fees are only payable if the performance criterion has been met. The unpaid portion of the deferred fees bears interest at an annual rate of 7% from the date of acquisition of a property until paid. For transactions and refinancings that were completed in 2004 and 2003, current fees were $265 and $2,096 respectively, and deferred fees were $212 and $1,677, respectively. No such fees were incurred during the twelve months ended December 31, 2005.

The advisor is obligated to reimburse the Company for the amount by which operating expenses of the Company exceeds the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year the operating expenses of the Company exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse the Company for such excess, subject to certain conditions. Only if the independent directors find that such excess expenses were justified based on any unusual and nonrecurring factors which they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that such reimbursement would not cause the Company’s operating expenses to exceed this limit in any such year. Charges related to asset impairment, bankruptcy of lessees, lease payment defaults, extinguishment of debt or uninsured losses are generally not considered unusual and nonrecurring. A determination that a charge is unusual and nonrecurring, such as the costs of significant litigation that are not associated with day-to day operations, or uninsured losses that are beyond the size or scope of the usual course of business based on the event history and experience of the advisor and independent directors, is made at the sole discretion of the independent directors. The Company will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. The operating expenses of the Company have not exceeded the amount that would require the advisor to reimburse the Company.

The advisor will be entitled to receive subordinated disposition fees based upon the cumulative proceeds arising from the sale of Company assets since the inception of the Company, subject to certain conditions. Pursuant to the subordination provisions of the advisory agreement, the disposition fees may be paid only after the shareholders receive 100% of their initial investment from the proceeds of asset sales and a cumulative annual return of 6% (based on an initial share price of $10) since the inception of the Company. The advisor’s interest in such disposition fees

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

amounts to $1,940 and $1,784 as of December 31, 2005 and 2004, respectively. Payment of such amount, however, cannot be made until the subordination provisions are met. The Company has concluded that payment of such disposition fees is probable and all fees from completed property sales have been accrued. Subordinated disposition fees are included in the determination of realized gain or loss on the sale of properties. The obligation for disposition fees is included in due to affiliates in the accompanying consolidated financial statements.

The Company owns interests in entities which range from 15% to 50% and a jointly-controlled 50% tenancy-in-common interest in a property subject to a net lease with remaining interests held by affiliates.

The Company is a participant in an agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and for sharing the associated costs. Pursuant to the terms of the agreement, the Company’s share of rental, occupancy and leasehold improvement costs is based on gross revenues. Expenses incurred in 2005, 2004 and 2003 were $325, $200, and $224, respectively. The Company’s current share of future annual minimum lease payments is $2,666 through 2016.

4.	Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and accounted for under the operating method is summarized as follows:

	December 31,
	2005	2004

Cost	$329,452	$358,027
Less: Accumulated depreciation	(51,912)	(48,209)

	$277,540	$309,818

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based increases, under non-cancelable operating leases are approximately as follows:

Years Ending December 31,

2006	$36,315
2007	35,878
2008	36,306
2009	36,412
2010	35,990
Thereafter through 2024	204,923

5.	Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows:

	December 31,
	2005	2004

Minimum lease payments receivable	$14,832	$16,279
Unguaranteed residual value	12,153	12,153

	26,985	28,432
Less: unearned income	(14,832)	(16,279)

	$12,153	$12,153

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based increases, under non-cancelable direct financing leases are approximately as follows:

Years Ending December 31,

2006	$1,447
2007	1,447
2008	1,447
2009	1,447
2010	1,447
Thereafter through 2016	7,597

6.	Equity Investments

The Company owns interests in properties leased to corporations through non-controlling interests. The ownership interests range from 15% to 50%. All of the underlying investments are owned with affiliates that have similar investment objectives as the Company. The lessees are Best Buy Co, Inc., Sicor, Inc., The Upper Deck Company, Advanced Micro Devices, Inc., Compucom Systems, Inc., Textron, Inc., McLane Company Foodservice, Inc., The Retail Distribution Group, Inc., Del Monte Corporation, Special Devices, Inc., ShopRite Supermarkets, Inc., True Value Company, Starmark Holdings LLC, Médica-France, S.A. and affiliates of Carrefour France, S.A.S.

Distributions and allocations of income or loss from the equity investees are based on ownership percentages and no fees are paid by the Company or the partnerships to any of the general partners of the limited partnerships.

Summarized combined financial information of the Company’s equity investees is as follows:

	December 31,
	2005	2004

Assets (primarily real estate)	$874,012	$916,775
Liabilities (primarily mortgage notes payable)	(595,788)	(630,037)

Partners’ and members’ equity	$278,224	$286,738

Company’s share of equity investees’ net assets	$88,765	$93,915

	For the Years Ended December 31,
	2005	2004	2003

Revenues (primarily rental income and interest income from direct financing leases)	$98,610	$95,593	$86,273
Expenses (primarily interest on mortgages and depreciation)	(58,500)	(62,678)	(55,177)

Net income	$40,110	$32,915	$31,096

Company’s share of net income from equity investments	$12,218	$11,730	$9,425

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

7.	Acquisitions of Real Estate

2005

During the year ended December 31, 2005, the Company did not complete any investments.

2004

During the year ended December 31, 2004, the Company completed two domestic investments, including an expansion at an existing facility, at a total cost of $10,612.

8.	Assets Held for Sale and Discontinued Operations

Property sales and impairment charges in 2005, 2004 and 2003 that are included in discontinued operations are as follows:

Assets Held for Sale

In March 2005, the Company entered into a contract to sell its property in Piscataway, New Jersey to a third party for $3,115. In connection with the proposed sale, the Company recorded an impairment charge of $2,845 during the first quarter of 2005, to reduce this property’s carrying value to its estimated fair value. Subsequently, the buyer exercised its right to terminate the contract and in November 2005, the Company entered into a contract with a different third party to sell the property for $3,652, net of selling costs. In connection with entering into this contract the Company recognized a gain of approximately $750 in the fourth quarter of 2005 related to the subsequent increase in this property’s fair value less costs to sell. This transaction closed in February 2006 (see Note 18).

In December 2005, the Company entered into a contract to sell its property in Milford, Massachusetts to a third party for $4,500 and recognized an impairment charge of $400 to reduce the property’s carrying value to its estimated fair value (see Note 15). In January 2006, the buyer exercised its right to terminate the contract. The Company is continuing to market this property for sale.

In March 2006, the Company entered into a contract to sell its property in Sunnyvale, California to a third party for $10,400. The Company completed this sale during May 2006, at which point the Company recognized a gain of $1,545 (also see Note 19).

Discontinued Operations

In March 2005, the Company sold a property in Newark, Delaware to a third party for $2,835, net of selling costs. In connection with this sale, the Company recognized a loss of $8 excluding impairment charges of $5,431 previously recorded against this property.

In December 2005, the Company sold a property in San Leandro, California to a third party for $13,514 net of selling costs and used a portion of the proceeds to repay an outstanding mortgage obligation of $7,077. In connection with this sale, we recognized a loss of $80 on the sale, excluding an $800 impairment charge and a gain of $316 on the sale of excess land at this property previously recognized during 2005 (see Note 15). We also incurred a charge on the early extinguishment of debt of $335 in connection with this transaction.

During 2004, the Company sold two properties to third parties for combined sales proceeds of $12,615, net of selling costs, and recognized a net gain of $1,754. In connection with one of the sales, CCMT, the lender of the mortgage loan on the property, consented to the transfer of the loan obligation to one of the Company’s other properties.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

Other Information

Included in the Company’s operating assets and liabilities in the accompanying consolidated balance sheet as of December 31, 2005 are assets of $3,448 and liabilities of $610 related to the Company’s assets held for sale.

In accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the results of operations, impairments and gain or loss on sales of real estate for properties held for sale are reflected in the accompanying consolidated financial statements as discontinued operations for all periods presented and are presented as follows:

	For the Years Ended December 31,
	2005	2004	2003

Revenues (primarily rental revenues, lease termination fee and miscellaneous income)	$7,125	$3,424	$9,259
Expenses (primarily interest on mortgages, depreciation and property expenses)	(4,113)	(4,649)	(4,899)
Gain on sale of real estate	228	1,754	—
Impairment charges on properties held for sale	(3,295)	(150)	(1,000)

(Loss) income from discontinued operations	$(55)	$379	$3,360

9.	Mortgage Financing Through Loan Securitization

In 2002, the Company and three affiliates, W. P. Carey & Co. LLC, Carey Institutional Properties Incorporated (“CIP®”) and Corporate Property Associates 14 Incorporated (“CPA®:14”) obtained an aggregate of approximately $172,335 of limited recourse mortgage financing collateralized by 62 leased properties. The lender pooled the loans into a trust, CCMT, a non-affiliate, whose sole assets consist solely of the loans, and sold interests in the trust as collateralized mortgage obligations in a private placement to institutional investors (the “Offered Interests”). The Company and the three affiliates acquired a separate class of subordinated interests in the trust (the “CPA® Interests”). The amount of CPA® Interests acquired by the Company was proportional to the mortgage amounts obtained.

All of the mortgage loans provide for payments of principal and interest at an annual fixed rate of 7.5% and are based on a 25-year amortization schedule. Each loan is collateralized by mortgages on the properties and lease assignments. Under the lease assignments, the lessees direct their rent payment to the mortgage servicing company which in turn distributes amounts in excess of debt service requirements to the applicable lessors. Under certain limited conditions, a property may be released from its mortgage by the substitution of another property. Such substitution is subject to the approval of the trustee of the trust.

The initial Offered Interests consisted of $148,206 of the mortgage loan balances, with different tranches of principal entitled to distributions at annual interest rates as follows: $119,772 — 5.97%, $9,478 — 6.58%, $9,478 — 7.18% and $9,478 — 8.43%. The assumed final distribution dates for the four classes of Offered Interests range from December 2011 through March 2012.

The CPA® Interests were purchased for $24,129 of which the Company’s share was $7,239, or 30%, and are comprised of two components, a component that will receive payments of principal and interest and a component that will receive payments of interest only. The CPA® Interests are subordinated to the Offered Interests and will be payable only when and if all distributions to the Offered Interests are current. The assumed final distribution date for the CPA® Interests is June 30, 2012. The distributions to be paid to the CPA® Interests do not have a stated rate of interest and will be affected by any shortfall in rents received from lessees or defaults at the mortgaged properties. As of the purchase date, the Company’s cost basis attributable to the principal and interest and interest only components was $4,335 and $2,904, respectively. Over the term of its ownership interest in the CPA® Interests, the

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

value of the interest only component will fully amortize and the principal and interest component will amortize to its anticipated face value of its share in the underlying mortgages. For financial reporting purposes, the effect of such amortization is reflected in interest income. Interest income, including all related amortization, is recognized using an effective interest method.

The Company is accounting for its interest in the CPA® Interests as an available-for-sale security and it is measured at fair value with all gains and losses from changes in fair value reported as a component of other comprehensive income as part of shareholders’ equity. The fair value of the Company’s CPA® Interests was $7,720 and $8,284 reflecting a cumulative unrealized gain of $896 and $1,338 and accumulated amortization of $415 and $293 at December 31, 2005 and 2004, respectively. The fair value of the interests in the trust is determined using a discounted cash flow model with assumptions of market rates and the credit quality of the underlying lessees.

One of the key variables in determining fair value of the CPA® interest is current interest rates. As required by FAS No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities,” a sensitivity analysis of the current value of the CPA® interests based on adverse changes in market interest rates of 1% and 2% is as follows:

	Fair Value As of
	December 31	1% Adverse	2% Adverse
	2005	Change	Change

Fair value of CPA® Interests	$7,720	$7,396	$7,089

The above sensitivity is hypothetical and changes in fair value based on a 1% or 2% variation should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

10.	Intangibles

In connection with its acquisition of properties, the Company has recorded net lease intangibles of $437, which are being amortized over periods ranging from 15 years to 30 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to revenue.

Intangibles are summarized as follows:

	December 31,
	2005	2004

Lease Intangibles:
In-place lease	$725	$725
Tenant relationship	758	758
Less: accumulated amortization	(90)	(21)

	$1,393	$1,462

Below-market rent	$(1,046)	$(1,046)
Less: accumulated amortization	39	10

	$(1,007)	$(1,036)

Net amortization of intangibles was $40 and $11 for the years ended December 31, 2005 and 2004, respectively. Scheduled annual net amortization of intangibles for each of the next five years is approximately $40 per annum.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

11.	Disclosures About Fair Value of Financial Instruments

The Company’s mortgage notes payable had a carrying value of $150,081 and $175,646 and an estimated fair value of $149,831 and $176,964 at December 31, 2005 and 2004, respectively. The Company’s marketable securities, including its interest in CCMT, had a carrying value of $6,854 and $7,551 and a fair value of $7,810 and $8,465 at December 31, 2005 and 2004, respectively. The fair value of debt instruments was evaluated using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. The fair value of the Company’s other financial assets and liabilities at December 31, 2005 and 2004 approximated their carrying value.

12.	Mortgage Notes Payable

Mortgage notes payable, all of which are limited recourse to the Company, are collateralized by an assignment of real property and direct financing leases with a carrying value of approximately $232,129 as of December 31, 2005. Mortgage notes payable had fixed interest rates ranging from 5.15% to 8.75% per annum as of December 31, 2005.

Scheduled principal payments during each of the five years following December 31, 2005 and thereafter are as follows:

Years Ending December 31,	Total Debt

2006	$10,610
2007	10,142
2008	22,475
2009	20,290
2010	14,942
Thereafter through 2014	71,622

Total	$150,081

13.	Commitments and Contingencies

As of December 31, 2005, the Company was not involved in any material litigation.

In March 2004, following a broker-dealer examination of Carey Financial, LLC (“Carey Financial”), the wholly-owned broker-dealer subsidiary of WPC, by the staff of the SEC, Carey Financial received a letter from the staff of the SEC alleging certain infractions by Carey Financial of the Securities Act of 1933, the Securities Exchange Act of 1934, the rules and regulations there under and those of the National Association of Securities Dealers, Inc. (“NASD”).

The staff alleged that in connection with a public offering of shares of Corporate Property Associates 15 Incorporated (“CPA®:15”), Carey Financial and its retail distributors sold certain securities without an effective registration statement. Specifically, the staff alleged that the delivery of investor funds into escrow after completion of the first phase of the offering (the “Phase I Offering”), completed in the fourth quarter of 2002 but before a registration statement with respect to the second phase of the offering (the “Phase II Offering”) became effective in the first quarter of 2003, constituted sales of securities in violation of Section 5 of the Securities Act of 1933. In addition, in the March 2004 letter the staff raised issues about whether actions taken in connection with the Phase II offering were adequately disclosed to investors in the Phase I Offering.

In June 2004, the Division of Enforcement of the SEC (“Enforcement Staff”) commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of shares of CPA®:15 during 2002 and 2003. In December 2004, the scope of the Enforcement Staff’s inquiries

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

broadened to include broker-dealer compensation arrangements in connection with CPA®:15 and other REITs managed by WPC, including the Company, as well as the disclosure of such arrangements. At that time WPC and Carey Financial received a subpoena from the Enforcement Staff seeking documents relating to payments by WPC, Carey Financial, and REITs managed by WPC to (or requests for payment received from) any broker-dealer, excluding selling commissions and selected dealer fees. WPC and Carey Financial subsequently received additional subpoenas and requests for information from the Enforcement Staff seeking, among other things, information relating to any revenue sharing agreements or payments (defined to include any payment to a broker-dealer, excluding selling commissions and selected dealer fees) made by WPC, Carey Financial or any REIT managed by WPC in connection with the distribution of our managed REITs or the retention or maintenance of REIT assets. Other information sought by the SEC includes information concerning the accounting treatment and disclosure of any such payments, communications with third parties (including other REIT issuers) concerning revenue sharing, and documents concerning the calculation of underwriting compensation in connection with the REIT offerings under applicable NASD rules.

In response to the Enforcement Staff’s subpoenas and requests, WPC and Carey Financial have produced documents relating to payments made to certain broker-dealers both during and after the offering process, for certain of the REITs managed by WPC (including Corporate Property Associates 10 Incorporated (“CPA®:10”), CIP®, CPA®:14 and CPA®:15 as well as the Company), in addition to selling commissions and selected dealer fees.

Among the payments reflected on documents produced to the Staff were certain payments, aggregating in excess of $9,600, made to a broker-dealer which distributed shares of the REITs. The expenses associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the REITs. Of these payments, CPA®:10 paid in excess of $40; CIP® paid in excess of $875; the Company paid in excess of $2,455; CPA®:14 paid in excess of $4,990; and CPA®:15 paid in excess of $1,240. In addition, other smaller payments by the REITs to the same and other broker-dealers have been identified aggregating less than $1,000.

WPC and Carey Financial are cooperating fully with this investigation and have provided information to the Enforcement Staff in response to the subpoenas and requests. Although no formal regulatory action has been initiated against WPC or Carey Financial in connection with the matters being investigated, the Company expects the SEC may pursue such an action against either or both. The nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could have a material adverse effect on WPC and Carey Financial and the magnitude of that effect would not necessarily be limited to the payments described above but could include other payments and civil monetary penalties. Any action brought against WPC or Carey Financial could also have a material adverse effect on the Company because of our dependence on WPC and Carey Financial for a broad range of services.

Several state securities regulators have sought information from Carey Financial relating to the matters described above. While one or more states may commence proceedings against Carey Financial in connection with these inquiries, the Company does not currently expect that these inquires will have a material effect on WPC or Carey Financial incremental to that caused by any SEC action.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

14.	Shareholders’ Equity

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. For the three years ended December 31, 2005, distributions paid per share reported for tax purposes were as follows:

	2005	2004	2003

Ordinary income	$.68	$.46	$.72
Capital gains	—	.06	—
Return of capital	—	.31	.11

Distributions reported for income tax purposes	.68	.83	.83
Spillover distribution(1)	.15	—	—

Total distributions	$.83	$.83	$.83

(1)	This portion of the distribution is not taxable to the shareholder until 2006, therefore the taxability and classification of this portion will be determined in 2006.

The Company declared a quarterly distribution of $.2067 per share on December 15, 2005 payable on January 15, 2006 to shareholders of record as of December 31, 2005.

Accumulated Other Comprehensive Income

As of December 31, 2005 and 2004, accumulated other comprehensive income reflected in the shareholders’ equity is comprised of the following:

	December 31,
	2005	2004

Unrealized gains on marketable securities	$970	$916
Foreign currency translation adjustment	26	1,602

Accumulated other comprehensive income	$996	$2,518

15.	Impairment Charges

Impairment Charges on Operating Assets and Liabilities

2005 — The Company recognized an impairment charge on marketable securities of $575 to reflect an other-than-temporary decline in the market value of one of our publicly traded investments.

Impairment Charges on Discontinued Operations

2005 — In connection with entering into agreements with third parties to sell three properties located in Piscataway, New Jersey; San Leandro, California and Milford, Massachusetts, the Company recognized impairment charges totaling $3,295 to reduce each property’s carrying value to its estimated fair value.

2004 — In connection with entering into an agreement with a third party to sell a property in Newark, Delaware, the Company recognized an impairment charge of $150 to reduce this property’s carrying value to its estimated fair value. Impairment charges totaling $5,281 had previously been recognized against the property, including $1,000 recognized in 2003.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

2003 — The Company recognized an impairment charge of $1,000 as a result of a substantial decline in the occupancy rate of its multi-tenant Newark, Delaware property. Impairment charges totaling $4,281 had previously been recognized against the property.

16.	Segment Information

The Company has determined that it operates in one business segment, real estate operations with domestic and foreign investments.

For 2005, geographic information for the real estate operations segment is as follows:

	Domestic	Foreign(1)	Total Company

Revenues	$44,169	$—	$44,169
Operating expenses	(19,147)	—	(19,147)
Income from equity investments	10,587	1,631	12,218
Interest expense, net	(10,970)	—	(10,970)
Other, net(2)	(2,020)	(1,512)	(3,532)

Income from continuing operations	$22,619	$119	$22,738

Total equity investments	$76,083	$12,682	$88,765
Total long-lived assets	367,169	12,682	379,851
Total assets	414,546	12,682	427,228

For 2004, geographic information for the real estate operations segment is as follows:

	Domestic	Foreign(1)	Total Company

Revenues	$39,630	$—	$39,630
Operating expenses	(17,599)	—	(17,599)
Income from equity investments	9,547	2,183	11,730
Interest expense, net	(11,592)	—	(11,592)
Other, net(2)	(1,364)	887	(477)

Income from continuing operations	$18,622	$3,070	$21,692

Total equity investments	$77,016	$16,899	$93,915
Total long-lived assets	400,449	16,899	417,348
Total assets	436,143	16,899	453,042

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

For 2003, geographic information for the real estate operations segment is as follows:

	Domestic	Foreign(1)	Total Company

Revenues	$38,644	$—	$38,644
Operating expenses	(18,729)	—	(18,729)
Income from equity investments	9,085	340	9,425
Interest expense, net	(12,037)	—	(12,037)
Other, net(2)	(1,493)	2,331	838

Income from continuing operations	$15,470	$2,671	$18,141

Total equity investments	$77,171	$13,035	$90,206
Total long-lived assets	399,353	13,035	412,388
Total assets	449,156	13,035	462,191

(1)	Consists of operations in France.

(2)	Consists of minority interest, gains (losses) on foreign currency transactions and warrants and sale of interest in equity investment.

17.	Selected Quarterly Financial Data (unaudited)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005(1)

Revenues	$10,202	$10,261	$10,140	$13,566
Operating expenses	(5,229)	(4,761)	(4,673)	(4,484)
Net income	1,142	5,205	4,123	12,213
Earnings per share — basic	.04	.17	.13	.39
Distributions declared per share	.2067	.2067	.2067	.2067

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

Revenues	$9,684	$9,889	$9,833	$10,224
Operating expenses	(4,650)	(4,250)	(4,250)	(4,449)
Net income	4,308	5,949	5,121	6,693
Earnings per share — basic	.14	.20	.17	.21
Distributions declared per share	.2067	.2067	.2067	.2067

(1)	Revenue and net income include a lease termination fee of $3,375.

18.	Subsequent Events

In January 2006 the advisor entered into a co-operation agreement with Starmark Holdings L.L.C. (“Starmark”) (formerly the parent of Starmark Camhood L.L.C.) covering several properties owned by the Company and certain of its affiliates and leased to Starmark under a master lease. Under this cooperation agreement, the advisor, on behalf of the Company and its affiliates, has agreed to co-operate in Starmark’s efforts to sell its existing individual leasehold interests to third parties and restructure the lease agreements. Additionally, Starmark’s financial covenants have been replaced by certain payment restrictions and an agreement to reserve certain of the

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

proceeds of sale of the leasehold interests and other Starmark properties to cover certain costs of the Company incurred in connection with transactions under the co-operation agreement.

In February 2006, the Company completed the sale of our property in Piscataway, New Jersey to a third party for $3,652, net of selling costs. Concurrent with the completion of this sale, the Company transferred the outstanding mortgage obligation to one of its other properties. In connection with this transaction, the Company expects to receive the release of escrow funds of approximately $3,200 from the lender during 2006.

In February 2006, the Company paid the remaining principal mortgage obligation of $5,238 on a property in Austin, Texas. The property is currently leased to a tenant.

19.	Subsequent Event — Reclassification

Subsequent to the filing of the Company’s annual report on Form 10-K on March  24, 2006, in conjunction with its planned merger with CPA®:14, the Company entered into a contract to sell a property that was classified as held for use and reported as continuing operations at December 31, 2005. Therefore, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the accompanying consolidated statements of income have been restated and the net results of operations of this property have been reclassified to discontinued operations from continuing operations for the years ended December 31, 2005, 2004 and 2003. The net effect of the reclassification represents a $4,477, or 16%, $676, or 3% and $662, or 4%, decrease in the Company’s previously reported income from continuing operations for the years ended December 31, 2005, 2004 and 2003, respectively. As a result of the foregoing, Notes 8, 16, 17 and 19 to the consolidated financial statements for the three years ended December 31, 2005 have been updated. There is no effect on the Company’s previously reported net income, financial condition or cash flows.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

SCHEDULE III — REAL ESTATE and ACCUMULATED DEPRECIATION
as of December 31, 2005
(Not in thousands)

													Life on Which
					Costs		Gross Amount at Which Carried						Depreciation in
		Initial Cost to Company			Capitalized		at Close of Period(d)						Latest Statement
				Personal	Subsequent to	Decrease in Net			Personal		Accumulated	Date	of Income
Description	Encumbrances	Land	Buildings	Property	Acquisition(a)	Investments(b)	Land	Buildings	Property	Total(d)	Depreciation(d)	Acquired	is Computed

Operating Method:
Warehouse/distribution facility in Greenfield, Indiana		$452,871	$3,325,909		$715,114		$454,420	$4,039,474		$4,493,894	$946,090	2/10/1995	40 yrs.
Industrial facility in Hayward, California	$30,917,643	1,272,418	10,588,221		66,962,157	$(2,633,473)	1,272,444	74,916,879		76,189,323	13,829,570	2/16/1995	40 yrs.
Fitness and Recreational Sports Centers in Austin and Houston, Texas	7,231,379	3,152,874	8,524,126				3,152,874	8,524,126		11,677,000	2,118,103	6/8/1995 and 7/25/1996	40 yrs.
Industrial facility in Chattanooga, Tennessee		1,544,265	5,430,735				1,544,265	5,430,735		6,975,000	164,053	6/20/1995	40 yrs.
Industrial, warehouse/distribution, office facilities in Austin, Texas	5,265,833	1,550,928	11,017,367		27,856		1,550,985	11,045,166		12,596,151	2,795,237	11/13/1995	40 yrs.
Industrial facility in Indianapolis, Indiana	1,995,298	1,480,600	5,320,400		943,061		1,480,600	6,263,461		7,744,061	1,326,725	6/19/1996	40 yrs.
Industrial facility and vacant industrial facility in Sunnyvale, California		5,570,775	12,073,204		4,119		5,570,775	12,077,323		17,648,098	2,755,023	11/19/1996	40 yrs.
Land in San Leandro, California		5,734,782				(4,984,998)	749,784			749,784		12/24/1996
Retail store in South Tulsa, Oklahoma	5,234,510	1,857,607	6,204,923				1,857,607	6,204,923		8,062,530	1,402,571	12/16/1996	40 yrs.
Educational facilities in Chandler, Arizona; Fleming Island, Florida; Ackworth, Georgia; Hauppauge and Patchogue, New York; Sugar Land, Texas; Hampton, Virginia; Silverdale, Washington	6,527,124	2,581,896			7,459,165		2,581,896	7,459,165		10,041,061	1,413,492	1/29/1997	40 yrs.
Retail store in Johnstown, Pennsylvania and a warehouse/distribution facility in Whitehall, Pennsylvania	5,386,203	1,780,000	10,261,885				1,780,000	10,261,885		12,041,885	2,234,098	4/10/1997	40 yrs.
Industrial facilities in Oconomowoc and Menomonie, Wisconsin and in Fort Dodge, Iowa	6,873,765	758,670	11,630,675		1,535,174		758,670	13,165,849		13,924,519	2,478,385	6/13/1997	40 yrs.
Industrial facility in Shelburne, Vermont	2,508,555	1,465,000	4,398,874		1,640	(43,950)	1,421,050	4,400,514		5,821,564	930,507	7/18/1997	40 yrs.
Warehouse/distribution facility in Dallas, Texas	3,848,195	257,458		$1,109,900	7,150,544		257,458	7,150,544	$1,109,900	8,517,902	2,416,499	9/23/1997	7 to 40 yrs.
Industrial facility in Aurora, Illinois	10,513,707	2,500,000	14,952,055				2,500,000	14,952,055		17,452,055	3,099,436	9/29/1997	40 yrs.
Industrial facility in Carlsbad, California	5,271,489	2,000,000	471,454		5,104,034	(12,370)	2,000,000	5,563,118		7,563,118	480,978	10/17/1997	40 yrs.
Education facility in Mendota Heights, Minnesota	7,083,478	1,150,000	8,840,486		2,788,170		1,150,000	11,628,656		12,778,656	2,270,641	11/12/1997	40 yrs.
Industrial facility in Baraboo, Wisconsin and industrial, warehouse/distribution, office facilities in Waterloo, Wisconsin	9,546,068	642,000	18,467,948		8,000		642,000	18,475,948		19,117,948	3,714,427	12/16/1997	40 yrs.
Retail facilities in Bourne, Sandwich and Wareham, Massachusetts	1,544,921	300,000	1,520,000				300,000	1,520,000		1,820,000	304,000	12/30/1997	40 yrs.
Industrial facility in Houston, Texas		1,160,000	6,127,722		709,688		1,160,000	6,837,410		7,997,410	1,296,069	3/28/1998	40 yrs.
Office facility in Mechanicsburg, Pennsylvania		558,600			4,291,443		558,600	4,291,443		4,850,043	669,095	6/23/1998	40 yrs.
Retail stores in Fairfax, Virginia and Lombard, Illinois	15,743,987	8,070,000	16,134,421		57,241		8,070,000	16,191,662		24,261,662	2,243,220	6/29/2000	40 yrs.
Movie theater in Hickory Creek, Texas	4,178,430	1,760,000	5,176,372				1,760,000	5,176,372		6,936,372	641,654	12/7/2000	40 yrs.
Industrial and warehouse/distribution facilities in Westfield, Massachusetts	6,864,798	1,193,200	10,325,125		2,447		1,193,200	10,327,572		11,520,772	1,129,143	8/15/2001	40 yrs.
Industrial facility in Richmond, Missouri	5,937,237	760,000	9,187,644		250	(79,274)	760,000	9,108,620		9,868,620	977,265	9/28/2001	40 yrs.
Warehouse/distribution facilities in Greenville, South Carolina		250,000	8,552,697				250,000	8,552,697		8,802,697	276,181	9/28/2004	40 yrs.

	$142,472,620	$49,803,944	$188,532,243	$1,109,900	$97,760,103	$(7,754,065)	$44,776,628	$283,565,597	$1,109,900	$329,452,125	$51,912,462

Gross Amount at
				Costs	Which
				Capitalized	Carried
		Initial Cost to Company		Subsequent to	at Close of Period
Description	Encumbrances	Land	Buildings	Acquisition(a)	Total	Date Acquired

Direct Financing Method:
Industrial facility in Ashburn Junction, Virginia	$—	$1,549,022	$10,597,978	$5,500	$12,152,500	3/11/1996

See accompanying notes to Schedule.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES to SCHEDULE III — REAL ESTATE
and ACCUMULATED DEPRECIATION
(Not in thousands)

(a)	Consists of the costs of improvements subsequent to purchase and acquisition costs including legal fees, appraisal fees, title costs and other related professional fees.

(b)	Represents (i) partial refund of purchase price, (ii) impairment charges and (iii) property sales.

(c)	At December 31, 2005, the aggregate cost of real estate owned by the Company and its subsidiaries for U.S. federal income tax purposes is $289,058,296.

(d)	Reconciliation of real estate and accumulated depreciation:

	Reconciliation of Real Estate Accounted for
	Under the Operating Method
	December 31,
	2005	2004	2003

Balance at beginning of year	$358,026,986	$344,229,205	$350,424,262
Additions	—	10,226,781	702,191
Dispositions	(17,165,572)	—	—
Impairment charge	—	(150,000)	(1,000,000)
Reclassification to assets held for sale	(11,409,289)	(3,254,000)	(11,756,799)
Reclassification from net investment in direct financing leases	—	6,975,000	5,859,551

Balance at close of year	$329,452,125	$358,026,986	$344,229,205

	Reconciliation of Accumulated Depreciation
	December 31,
	2005	2004	2003

Balance at beginning of year	$48,208,706	$41,176,156	$34,815,471
Depreciation expense	7,194,754	7,508,543	7,664,081
Reclassification to assets held for sale	(3,490,998)	(475,993)	(1,303,396)

Balance at close of year	$51,912,462	$48,208,706	$41,176,156

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

PART I

ITEM 1. — FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands except share and per share amounts)

	June 30,	December 31,
	2006	2005 (NOTE)

ASSETS
Real estate, net	$265,908	$277,540
Net investment in direct financing leases	12,153	12,153
Equity investments	85,534	88,765
Assets held for sale	3,805	7,720
Cash and cash equivalents	27,208	13,694
Marketable securities	7,525	7,810
Other assets, net	16,468	19,546

Total assets	$418,601	$427,228

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Limited recourse mortgage notes payable	$139,794	$142,472
Limited recourse mortgage notes payable on assets held for sale	2,391	7,609
Accrued interest	749	811
Accounts payable, accrued expenses and other liabilities	2,503	1,974
Due to affiliates	3,944	3,676
Deferred acquisition fees payable to affiliate	2,734	3,983
Distributions payable	6,442	6,405
Prepaid and deferred rental income and security deposits	5,297	5,017

Total liabilities	163,854	171,947

Minority interest in consolidated entities	8,669	8,415

Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock, $0.001 par value; 40,000,000 shares authorized; 32,889,729 and 32,614,354 shares issued and outstanding, respectively	33	33
Additional paid-in capital	302,073	298,603
Distributions in excess of accumulated earnings	(39,562)	(35,933)
Accumulated other comprehensive income	1,540	996

	264,084	263,699
Less, treasury stock at cost, 1,721,827 and 1,628,932 shares, respectively	(18,006)	(16,833)

Total shareholders’ equity	246,078	246,866

Total liabilities and shareholders’ equity	$418,601	$427,228

NOTE:	The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date.

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

REVENUES:
Rental income	$9,742	$9,630	$19,461	$19,293
Interest income from direct financing leases	448	448	896	865
Other operating income	32	182	83	305

	10,222	10,260	20,440	20,463

OPERATING EXPENSES:
Depreciation and amortization of intangibles	(1,749)	(1,788)	(3,500)	(3,575)
Property expenses	(2,088)	(2,197)	(4,232)	(4,289)
General and administrative	(1,394)	(775)	(2,219)	(1,550)
Impairment charge	—	—	—	(575)

	(5,231)	(4,760)	(9,951)	(9,989)

OTHER INCOME AND EXPENSES:
(Loss) income from equity investments	(362)	3,129	2,864	6,130
Other interest income	454	268	791	529
Minority interest in income	(596)	(469)	(1,063)	(905)
Gain (loss) on foreign currency transactions and warrants, net	649	(513)	705	(1,293)
Interest expense	(2,756)	(2,994)	(5,538)	(6,144)

	(2,611)	(579)	(2,241)	(1,683)

Income from continuing operations	2,380	4,921	8,248	8,791

DISCONTINUED OPERATIONS:
Income (loss) from operations of discontinued properties	38	284	(209)	93
Gain on sale of real estate, net	1,598	—	1,592	308
Impairment charges on assets held for sale	—	—	(400)	(2,845)

Income (loss) from discontinued operations	1,636	284	983	(2,444)

NET INCOME	$4,016	$5,205	$9,231	$6,347

BASIC EARNINGS PER SHARE:
Income from continuing operations	$.08	$.16	$.27	$.29
Income (loss) from discontinued operations	.05	.01	.03	(.08)

Net income	$.13	$.17	$.30	$.21

DIVIDENDS DECLARED PER SHARE	$.2067	$.2067	$.4134	$.4134

WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC	31,141,601	30,814,377	31,100,278	30,758,706

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(In thousands)

			Six Months
	Three Months Ended June 30,		Ended June 30,
	2006	2005	2006	2005

Net income	$4,016	$5,205	$9,231	$6,347
Other comprehensive income:
Recognition of impairment charge on marketable securities	—	—	—	564
Change in unrealized (loss) gain on marketable securities	(132)	43	(215)	(230)
Foreign currency translation adjustment	496	(855)	759	(1,350)

	364	(812)	544	(1,016)

Comprehensive income	$4,380	$4,393	$9,775	$5,331

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Six Months Ended
	June 30,
	2006	2005 (Revised)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,231	$6,347
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,757	4,113
Straight-line rent adjustments	(331)	(555)
Minority interest in income	1,063	905
(Gain) loss on foreign currency transactions and warrants, net	(705)	1,293
Gain on sale of real estate, net	(1,592)	(308)
Loss (income) from equity investments in excess of distributions received	3,430	(300)
Issuance of shares to affiliate in satisfaction of fees due	2,197	3,465
Impairment charges	400	3,420
Lease termination proceeds released by (assigned to) lender	3,100	(513)
Change in operating assets and liabilities, net	905	(401)

Net cash provided by operating activities	21,455	17,466

CASH FLOWS FROM INVESTING ACTIVITIES:
Distributions received in excess of equity income	1,139	1,879
Proceeds from sale of real estate assets	13,665	2,835
Payment of deferred acquisition fees to an affiliate	(1,249)	(1,420)

Net cash provided by investing activities	13,555	3,294

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions paid	(12,823)	(12,669)
Scheduled payments of mortgage principal	(2,658)	(3,184)
Prepayment of mortgage principal	(5,238)	(2,482)
Payment of financing costs	(68)	—
Proceeds from issuance of shares, net of costs	1,273	1,209
Distributions to minority interest partner	(809)	(813)
Purchase of treasury stock	(1,173)	(2,125)

Net cash used in financing activities	(21,496)	(20,064)

Net increase in cash and cash equivalents	13,514	696
Cash and cash equivalents, beginning of period	13,694	8,044

Cash and cash equivalents, end of period	$27,208	$8,740

Noncash operating activities:

In June 2005, the Company received warrants for the common stock of a tenant company valued at $293 in consideration for a short-term rent reduction. Such amount is included in other assets and other liabilities in the accompanying consolidated balance sheet and will be amortized into income over the remaining initial term of the lease.

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousands except share and per share amounts)

NOTE 1.	Business

Corporate Property Associates 12 Incorporated (the “Company”) is a real estate investment trust (“REIT”) that invests in commercial properties leased to companies domestically and internationally. The primary source of the Company’s revenue is earned from leasing real estate, primarily on a triple net lease basis. Revenue is subject to fluctuation because of lease expirations, lease terminations, the timing of new lease transactions, tenant defaults and sales of properties. As of June 30, 2006, the Company’s portfolio consisted of 118 properties leased to 42 tenants and totaling approximately 8.7 million square feet. The Company was formed in 1993 and is managed by W. P. Carey & Co. LLC and its subsidiaries (the “advisor”). As a REIT, the Company is not subject to U.S. federal income taxation as long as it satisfies certain requirements relating to the nature of its income, the level of its distributions and other factors.

Proposed Merger

On June 29, 2006, the boards of directors of the Company and Corporate Property Associates 14 Incorporated (“CPA®:14”) announced that they each unanimously approved a definitive agreement under which CPA®:14 will acquire the Company’s business, subject to the approval of the shareholders of the Company and CPA®:14. A joint proxy/registration statement was filed with the United States Securities and Exchange Commission (“SEC”) on July 25, 2006 relating to the merger. The Company and CPA®:14 are currently awaiting comments from the SEC. The closing of the merger is also subject to customary closing conditions. The Company currently expects that the closing will occur late in the fourth quarter of 2006 at the earliest, although there can be no assurance of such timing. As described in the joint proxy/registration statement, the Company’s shareholders have the option of receiving shares in CPA®:14 at a ratio of 0.8692 per share of the Company’s common stock or cash proceeds of $10.30 per share. In addition, if the proposed merger is approved, the Company will distribute $3.00 in cash per share to its shareholders out of the net proceeds of the sale of certain properties to the advisor (described below). The sales price of properties and value per share are based on a third party valuation of the Company as of December 31, 2005 and subsequently adjusted to reflect the Starmark Holdings restructuring (see Note 5). In connection with the proposed merger, the Company will also pay disposition and termination fees to the advisor totaling approximately $48,845. Legal and other merger related fees totaling $545 have been expensed by the Company during the six months ended June 30, 2006.

Prior to the proposed merger and contingent upon its approval, the Company will also sell certain of its properties or interests in properties, valued at approximately $199,200, to the advisor for approximately $120,500 in cash and the advisor’s assumption of approximately $78,700 in limited recourse mortgage notes payable. In connection with the sale of properties to the advisor, the advisor has agreed that if it enters into a definitive agreement within six months after the closing of the asset sale to sell any of the properties acquired from the Company at a price that is higher than the price paid to the Company, the advisor will pay 85% of the excess (net of selling expenses and fees) over to an independent paying agent that will distribute such funds directly to the former shareholders of the Company.

NOTE 2.	Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Article 10 of Regulation S-X of the SEC. Accordingly, they do not include all information and notes required by generally accepted accounting principles in the United States of America for complete financial statements. All significant intercompany balances and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results of the interim periods presented have been included. The results of operations for the interim periods are not necessarily indicative of results for the full year. These financial statements should be read in

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands except share and per share amounts)

conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

Principles of Consolidation

The accompanying consolidated financial statements include all accounts of the Company, and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as minority interest as of and during the periods consolidated.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls. Entities that the Company accounts for under the equity method (i.e. at cost, increased or decreased by the Company’s share of earnings or losses, less distributions) include (i) entities that are VIEs and of which the Company is not deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company does not control, but over which the Company has the ability to exercise significant influence. The Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

Information about International Geographic Areas

The Company has international investments in France. These investments accounted for income from equity investments of $491 and $439 for the three months ended June 30, 2006 and 2005, respectively, and $936 and $885 for the six months ended June 30, 2006 and 2005, respectively. As of June 30, 2006 and December 31, 2005, long-lived assets related to international investments were $14,530 and $12,682, respectively.

Reclassifications and Revisions

Certain prior period amounts have been reclassified to conform to current period financial statement presentation. The financial statements included in this Form 10-Q have been adjusted to reflect the disposition (or planned disposition) of certain properties as discontinued operations for all periods presented (see Note 6). The Company has revised its consolidated statement of cash flows for the six months ended June 30, 2005 to present the operating portion of the cash flows attributable to our discontinued operations on a combined basis.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments an Amendment of FASB No. 133 and 140” (“SFAS 155”). The purpose of SFAS No. 155 is to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. The provisions of FAS 155 will be effective for the Company as of the beginning of its 2007 fiscal year. The Company is currently evaluating the impact of adopting FAS 155 on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the Company not recognize in its consolidated financial statements the impact of a tax position that fails to meet the more likely than not recognition threshold based on the technical merits of the position. The provisions of FIN 48 will be effective for the Company as of the beginning of its 2007

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands except share and per share amounts)

fiscal year. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

NOTE 3.	Transactions with Related Parties

In connection with performing services on behalf of the Company and pursuant to the advisory agreement between the Company and the advisor, the advisor receives asset management and performance fees, each of which are 1/2 of 1% of average invested assets as defined in the advisory agreement. The performance fee is subordinated to the performance criterion, a cumulative non-compounded distribution return of 7%. Effective in 2005, the advisory agreement was amended to allow the advisor to elect to receive restricted common stock for any fees due from the Company. In 2005, the advisor elected to receive asset management and performance fees in restricted common stock of the Company rather than cash. For 2006, the advisor has elected to receive asset management fees in cash, while the performance fees due will continue to be paid through the issuance of restricted common stock. The advisor is also reimbursed for the allocated cost of personnel needed to provide administrative services necessary to the operations of the Company. The Company incurred base asset management fees of $931 and $948 for the three months ended June 30, 2006 and 2005, respectively, and $1,869 and $1,900 for the six months ended June 30, 2006 and 2005, respectively, with performance fees in like amounts, both of which are included in property expenses in the accompanying consolidated financial statements. The Company also incurred personnel cost reimbursements of $349 and $296 for the three months ended June 30, 2006 and 2005, respectively, and $649 and $557 for the six months ended June 30, 2006 and 2005, respectively, which are included in general and administrative expenses in the accompanying consolidated financial statements.

Fees are payable to the advisor for services provided to the Company relating to the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees is deferred and is payable in equal installments each January over no less than eight years following the first anniversary of the date a property was purchased. The unpaid portion of the deferred fees bears interest at an annual rate of 7% from the date of purchase until paid. No such fees were incurred for the six months ended June 30, 2006 and 2005. An annual installment of $1,249 in deferred fees was paid to the advisor in January 2006.

The Company owns interests in entities which range from 15% to 50.01% and two jointly-controlled 50% tenancy-in-common interests in properties subject to net leases with remaining interests held by affiliates.

The Company is a participant in an agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and for sharing the associated costs. Pursuant to the terms of the agreement, the Company’s share of rental, occupancy and leasehold improvement costs is based on gross revenues. Expenses were $98 and $109 during the three months ended June 30, 2006 and 2005, respectively and $181 and $158 during the six months ended June 30, 2006 and 2005, respectively. The Company’s estimated current share of future annual minimum lease payments is $327 through 2016.

NOTE 4.	Real Estate

Real estate, which consists of land and buildings leased to others, at cost, and accounted for under the operating method is summarized as follows:

	June 30,	December 31,
	2006	2005

Cost	$319,770	$329,452
Less: Accumulated depreciation	(53,862)	(51,912)

	$265,908	$277,540

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands except share and per share amounts)

NOTE 5.	Equity Investments

The Company owns interests in properties leased to corporations through noncontrolling interests in (i) various partnerships and limited liability companies in which its ownership interests are 50% or less and the Company exercises significant influence, and (ii) tenancies-in-common subject to common control. The ownership interests range from 15% to 50%. All of the underlying investments are owned with affiliates that have similar investment objectives as the Company. The lessees are Best Buy Co., Inc., Sicor, Inc., The Upper Deck Company, Advanced Micro Devices, Inc., Compucom Systems, Inc., Textron, Inc., McLane Company Foodservice, Inc., The Retail Distribution Group, Inc., Del Monte Corporation, Special Devices, Inc., ShopRite Supermarkets, Inc., True Value Company, Starmark Camhood LLC (“Starmark”), Médica-France, SA and affiliates of Carrefour France, SAS. In June 2006, the Company entered into an agreement to restructure the master lease agreement with Starmark (see below).

Summarized financial information of the Company’s equity investees is as follows:

	As of	As of
	June 30,	December 31,
	2006	2005

Assets (primarily real estate)	$850,328	$874,012
Liabilities (primarily mortgage notes payable)	(595,073)	(595,788)

Partners’ and members’ equity	$255,255	$278,224

Company’s share of equity investees’ net assets	$85,534	$88,765

	Six Months Ended June 30,
	2006	2005

Revenues (primarily rental income and interest income from direct financing leases)	$49,634	$49,279
Expenses (primarily interest on mortgages and depreciation)	(28,171)	(29,032)
Impairment charges	(25,000)	—

Net (loss) income	$(3,537)	$20,247

Company’s share of net income from equity investments	$2,864	$6,130

The Company’s recognition of income from equity investments for the six months ended June 30, 2006 was partially offset by the impairment charge recognized in connection with the restructuring plan described below.

In June 2006, the advisor’s asset operating committee approved a plan to restructure a master lease agreement with Starmark Holdings LLC (“Starmark Holdings”) (formerly the parent of Starmark) covering 15 properties owned by a venture between the Company and certain of its affiliates and leased to Starmark Holdings under a master lease agreement. The Company owns a 15% interest in this venture and accounts for this investment under the equity method of accounting on its financial statements. The Company’s interest in this investment had a carrying value of $6,480 as of June 30, 2006 and accounted for $(3,205) and $535 of (loss) income from equity investments for the six months ended June 30, 2006 and 2005, respectively. The loss for the current six-month period reflects the recognition of impairment charges totaling $25,000, of which the Company’s pro rata share is $3,750, as described below. Under the terms of the restructuring, the master lease agreement will be terminated and ten properties will be re-leased among three new tenants unaffiliated with Starmark Holdings. In addition, four properties under the master lease agreement will be sold to one of the new tenants, the proceeds of which will be retained by the tenant as a lease inducement relating to six of the properties, and one property will be held for use by the venture.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands except share and per share amounts)

Upon termination of the master lease agreement, the venture expects to retain security deposits and prepaid rent totaling approximately $7,600 in cash (of which the Company’s pro rata share is approximately $1,100) and a lease termination payment, which is currently estimated to range between $6,500 and $10,500 (of which the Company’s pro rata share is approximately $1,000 to $1,600). The amount and timing of the receipt of the lease termination payment is contingent upon the net proceeds Starmark Holdings expects to receive from the disposition of certain of its assets. The security deposit, prepaid rent and lease termination payment will be recognized as income upon termination of the master lease agreement, which is currently anticipated to occur during 2006.

In connection with this restructuring, the venture defeased/repaid the existing debt of approximately $101,100 (of which the Company’s pro rata share is approximately $15,200) in July 2006 and expects to obtain new limited recourse financing of approximately $105,000 on the properties that will be re-leased (of which the Company’s pro rata share is approximately $15,700). The venture expects to incur prepayment penalties and related debt defeasance costs totaling approximately $10,800 (of which the Company’s pro rata share is approximately $1,600), during the quarter ending September 30, 2006 and currently anticipates obtaining new financing during 2006.

As a result of approving the restructuring plan, the venture incurred charges totaling $25,000 during the quarter ended June 30, 2006 to write off intangible assets of $18,678 on properties leased to Starmark Holdings and an impairment charge of $6,322 to reduce the carrying value of the four properties to be sold to their estimated fair values. The Company’s pro rata share of these charges totals $3,750.

The Company’s pro rata share of the effects of the venture’s transactions will be reflected as part of (loss) income from equity investments in its statements of income in the periods described.

NOTE 6.	Discontinued Operations

Assets Held for Sale

In December 2005, the Company entered into a contract to sell its property in Milford, Massachusetts to a third party for $4,500 and recognized an impairment charge of $400 to reduce the property’s carrying value to its estimated fair value. In January 2006, the buyer exercised its right to terminate the contract. In March 2006, the Company recognized an additional impairment charge of $400 to reduce the property’s carrying value to its estimated fair value. The Company is continuing to market this property for sale.

Included in the Company’s operating assets and liabilities in the accompanying consolidated balance sheet as of June 30, 2006 are assets of $87 and liabilities of $480 related to the Company’s assets held for sale.

Discontinued Operations

In May 2006, the Company completed the sale of its property in Sunnyvale, California to a third party for $10,059 net of selling costs and recognized a gain of $1,598.

In February 2006, the Company sold a property in Piscataway, New Jersey, to a third party for $3,606, net of selling costs. In connection with this sale, the Company recognized a loss of $6, excluding impairment charges of $2,095 previously recorded against this property. In connection with the completion of this sale, the Company transferred the outstanding mortgage obligation to one of its other properties and received the release of escrow funds of $3,100 from the lender in April 2006.

In December 2005, the Company sold a property in San Leandro, California to a third party for $13,514 net of selling costs and used a portion of the proceeds to repay an outstanding mortgage obligation of $7,077. In connection with this sale, the Company recognized a loss of $80 on the sale, excluding an $800 impairment charge and a gain of $316 on the sale of excess land at this property previously recognized during 2005. The Company also incurred a charge on the early extinguishment of debt of $335 in connection with this transaction.

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands except share and per share amounts)

In March 2005, the Company sold a property in Newark, Delaware, to a third party for $2,835, net of selling costs. In connection with this sale, the Company recognized a loss of $8 excluding impairment charges of $5,431 previously recorded against this property.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the results of operations, impairments and gain or loss on sales of real estate for properties held for sale are reflected in the accompanying consolidated financial statements as discontinued operations for all periods presented and are summarized as follows:

			Six Months
	Three Months Ended June 30,		Ended June 30,
	2006	2005	2006	2005

Revenues (primarily rental revenues and other operating income)	$101	$1,102	$243	$1,763
Expenses (primarily interest on mortgages, depreciation and property expenses)	(63)	(818)	(452)	(1,670)
Gain (loss) on sale of real estate	1,598	—	1,592	308
Impairment charges on assets held for sale	—	—	(400)	(2,845)

Income (loss) from discontinued operations	$1,636	$284	$983	$(2,444)

As part of a settlement with a former tenant of a property in 2003, the Company was provided with a $750 promissory note. Payments were to be made to an escrow account maintained on the Company’s behalf by the secured lender on the property to serve as additional collateral on the loan. Payments received on the promissory note were substantially less than the scheduled amounts and as a result, the Company had fully reserved the balance of the amount due. A previously unrecognized receipt of a final payment of $460 in January 2004 was identified in the quarter ended June 30, 2005 in connection with the Company’s analysis of its escrow activity. Included in income (loss) from discontinued operations for the three and six months ended June 30, 2005 is $502 which consists of the reversal of the previous $460 provision on the final payment and $42 of previously unrecognized accumulated interest. Also included in income from continuing operations for the three and six months ended June 30, 2005 is $165 of previously unrecorded interest income from prior periods on escrow accounts held by secured lenders on other properties, which were also identified in connection with the Company’s analysis of its escrow accounts.

NOTE 7.	Mortgage Financing Through Loan Securitization

The Company is accounting for its subordinated interest in the Carey Commercial Mortgage Trust (“CCMT”) mortgage securitization as an available-for-sale security and it is measured at fair value with all gains and losses from changes in fair value reported as a component of other comprehensive income as part of shareholders’ equity. As of June 30, 2006, the fair value of the Company’s subordinated interest was $7,435, reflecting an aggregate unrealized gain of $670 and cumulative net amortization of $473 $(58 for the six months ended June 30, 2006). The fair value of the Company’s subordinated interest in CCMT is determined using a discounted cash flow model with assumptions for market rates and the credit quality of the underlying lessees.

One of the key variables in determining fair value of the subordinated interest in CCMT is current interest rates. As required by SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” a sensitivity analysis of the current value of the subordinated interest based on adverse changes in market interest rates of 1% and 2% is as follows:

	Fair Value As of
	June 30,	1% Adverse	2% Adverse
	2006	Change	Change

Fair value of the interest in CCMT	$7,435	$7,138	$6,857

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands except share and per share amounts)

The above sensitivity analysis is hypothetical and changes in fair value, based on a 1% or 2% variation, should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

NOTE 8.	Disclosures About Fair Value of Financial Instruments

The Company evaluates the fair value of its financial instruments, including available-for-sale securities, to determine whether any investment has experienced an other-than-temporary decline. If it is determined that an investment has experienced an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to earnings. In March 2005, the Company incurred a non-cash charge of $575 to reflect an other-than-temporary decline in the market value of one of its publicly traded investments based on a decline in the trading activity of this investment. No such impairment charges were incurred during the six months ended June 30, 2006.

NOTE 9.	Commitments and Contingencies

As of June 30, 2006, the Company was not involved in any material litigation.

As previously reported, the advisor and Carey Financial, LLC (“Carey Financial”), the wholly-owned broker-dealer subsidiary of the advisor, are currently subject to an investigation by the SEC into payments made to third party broker-dealers and other matters.

In response to the subpoenas and requests of the Division of Enforcement of the SEC (“Enforcement Staff”), the advisor and Carey Financial have produced documents relating to payments made to certain broker-dealers, both during and after the offering process, for certain of the REITs managed by the advisor (including Corporate Property Associates 10 Incorporated (“CPA®:10”), Carey Institutional Properties Incorporated (“CIP®”), the Company, CPA®:14 and Corporate Property Associates 15 Incorporated (“CPA®:15”)), in addition to selling commissions and selected dealer fees.

Among the payments reflected in documents produced to the Enforcement Staff were certain payments, aggregating in excess of $9,600, made to a broker-dealer which distributed shares of the REITs. The expenses associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the REITs. Of these payments, CPA®:10 paid in excess of $40; CIP® paid in excess of $875; the Company paid in excess of $2,455; CPA®:14 paid in excess of $4,990; and CPA®:15 paid in excess of $1,240. In addition, other smaller payments by the REITs to the same and other broker-dealers have been identified aggregating less than $1,000.

Although no formal regulatory action has been initiated against the advisor or Carey Financial in connection with the matters being investigated, the Company expects the SEC may pursue such an action against either or both of them. The nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could have a material adverse effect on the advisor and Carey Financial and the magnitude of that effect would not necessarily be limited to the payments described above but could include other payments and civil monetary penalties. Any action brought against the advisor or Carey Financial could also have a material adverse effect on the Company because of the Company’s dependence on the advisor and Carey Financial for a broad range of services.

Several state securities regulators have sought information from Carey Financial relating to the matters described above. While one or more states may commence proceedings against Carey Financial in connection with these inquiries, the Company does not currently expect that these inquiries will have a material effect on the advisor or Carey Financial incremental to that caused by any SEC action.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Corporate Property Associates 14 Incorporated:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Corporate Property Associates 14 Incorporated and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

New York, New York
March 24, 2006, except with respect to our opinions on the consolidated financial statements and financial statement schedule insofar as they relate to the effects of the discontinued operations as discussed in Notes 13, 14, 15 and 17, as to which the date is September 13, 2006

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED BALANCE SHEETS
(In thousands except share and per share amounts)

	December 31,
	2005	2004

ASSETS:
Real estate, net	$943,637	$999,861
Net investment in direct financing leases	115,513	116,343
Equity investments	143,417	134,905
Asset held for sale	—	3,797
Cash and cash equivalents	37,871	36,395
Marketable securities	9,267	13,904
Other assets, net	45,331	41,150

Total assets	$1,295,036	$1,346,355

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY:
Liabilities:
Mortgage notes payable	$663,098	$701,181
Mortgage note payable on asset held for sale	—	2,190
Accrued interest	4,358	4,612
Due to affiliates	4,894	4,925
Accounts payable and accrued expenses	5,506	3,760
Prepaid rental income and security deposits	19,514	22,233
Deferred acquisition fees payable to affiliate	16,424	20,012
Other liabilities	1,163	1,424
Distributions payable	13,103	12,894

Total liabilities	728,060	773,231

Minority interest	25,012	26,426

Commitments and contingencies (Note 10) Shareholders’ equity:
Common stock, $.001 par value; 120,000,000 shares authorized; 70,308,710 and 68,982,023 shares issued and outstanding at December 31, 2005 and 2004	70	69
Additional paid-in capital	636,009	620,366
Distributions in excess of accumulated earnings	(81,166)	(76,301)
Accumulated other comprehensive income	7,080	13,621

	561,993	557,755
Less, treasury stock at cost, 2,028,584 and 1,191,490 shares at December 31, 2005 and 2004	(20,029)	(11,057)

Total shareholders’ equity	541,964	546,698

Total liabilities, minority interest and shareholders’ equity	$1,295,036	$1,346,355

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	For the Years Ended December 31,
	2005	2004	2003

REVENUES:
Rental income	$113,427	$110,807	$105,861
Interest income from direct financing leases	14,112	13,430	13,010
Other operating income	4,407	3,575	6,132

	131,946	127,812	125,003

OPERATING EXPENSES:
Depreciation	(23,045)	(22,971)	(22,273)
Property expenses	(24,993)	(22,531)	(20,983)
General and administrative	(6,375)	(6,150)	(8,403)
Impairment charges	—	—	(3,103)

	(54,413)	(51,652)	(54,762)

OTHER INCOME AND EXPENSES:
Income from equity investments	15,798	14,304	12,992
Other interest income	2,232	1,239	1,630
Minority interest in income	(2,153)	(1,805)	(1,489)
Gain on sale of real estate	269	—	—
Gain (loss) on derivative instruments, net	5,271	(719)	(20)
(Loss) gain on foreign currency transactions, net	(446)	1,438	1,040
Interest expense	(52,609)	(52,843)	(51,743)

	(31,638)	(38,386)	(37,590)

Income from continuing operations	45,895	37,774	32,651
DISCONTINUED OPERATIONS:
Income from operations of discontinued properties	1,158	1,166	1,169
Gain on sale of real estate	196	—	—

Income from discontinued operations	1,354	1,166	1,169

NET INCOME	$47,249	$38,940	$33,820

BASIC EARNINGS PER SHARE:
Income from continuing operations	$.67	$.56	$.49
Income from discontinued operations	.02	.02	.02

Net income	$.69	$.58	$.51

DISTRIBUTIONS DECLARED PER SHARE	$.7646	$.7592	$.7552

WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC	68,208,208	67,447,812	66,638,026

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003

Net income	$47,249	$38,940	$33,820
Other comprehensive income:
Foreign currency translation adjustment	(5,745)	2,254	4,396
Unrealized appreciation on marketable securities	(796)	217	641

	(6,541)	2,471	5,037

Comprehensive income:	$40,708	$41,411	$38,857

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
For the years ended December 31, 2005, 2004, and 2003
(In thousands except share amounts)

			Distributions	Accumulated
			in Excess of	Other
	Common	Additional	Accumulated	Comprehensive	Treasury
	Stock	Paid-in Capital	Earnings	Income	Stock	Total

Balance at January 1, 2003	$67	$597,852	$(47,508)	$6,113	$(4,635)	$551,889
858,550 shares issued $.001 par, at $10.00 per share, net of offering costs	1	8,528				8,529
Distributions declared			(50,348)			(50,348)
Purchase of treasury stock, 281,731 shares					(2,498)	(2,498)
Net income			33,820			33,820
Change in other comprehensive income				5,037		5,037

Balance at December 31, 2003	68	606,380	(64,036)	11,150	(7,133)	546,429

1,287,321 shares issued $.001 par, at $11.30 per share, net of offering costs	1	13,986				13,987
Distributions declared			(51,205)			(51,205)
Purchase of treasury stock, 388,848 shares					(3,924)	(3,924)
Net income			38,940			38,940
Change in other comprehensive income				2,471		2,471

Balance at December 31, 2004	69	620,366	(76,301)	13,621	(11,057)	546,698

1,326,687 shares issued $.001 par, at $12.10 per share, net of offering costs	1	15,643				15,644
Distributions declared			(52,114)			(52,114)
Purchase of treasury stock, 837,094 shares					(8,972)	(8,972)
Net income			47,249			47,249
Change in other comprehensive income				(6,541)		(6,541)

Balance at December 31, 2005	$70	$636,009	$(81,166)	$7,080	$(20,029)	$541,964

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Years Ended December 31,
	2005	2004	2003

Cash flows from operating activities:
Net income	$47,249	$38,940	$33,820
Adjustments to reconcile net income to net cash provided by continuing operations:
Depreciation and amortization	24,597	24,642	23,964
Straight-line rent adjustments	(3,173)	(4,349)	(3,965)
Income from equity investments in excess of distributions received	30	(1,162)	(1,529)
Minority interest in income	2,153	1,805	1,489
Issuance of shares to affiliate in satisfaction of current and accrued performance fees	8,947	8,289	7,105
Impairment charge on real estate	—	—	3,103
(Decrease) increase in prepaid rents and security deposits	(2,232)	2,584	(1,727)
Realized gain on foreign currency transactions	(334)	(1,357)	(349)
Realized gain on sale of warrants	(2,192)	—	—
Reversal of unrealized loss on warrants	7	—	—
Unrealized (gain) loss on derivatives, net	(3,086)	719	20
Unrealized loss (gain) on foreign currency transactions, net	780	(81)	(691)
Settlement proceeds received in the form of marketable securities	(223)	—	—
Gain on sale of real estate	(465)	—	—
Change in other operating assets and liabilities, net	(1,163)	560	(1,830)

Net cash provided by operating activities	70,895	70,590	59,410

Cash flows from investing activities:
Equity distributions received in excess of equity income	1,837	2,412	1,178
Capital distributions received from equity investments	—	—	8,722
Purchases of real estate and equity investments and other capitalized costs, net(a)	(3,279)	(17,195)	(50,385)
Value added taxes recoverable on purchase of real estate	—	—	827
Purchase of securities	—	(10,825)	(15,000)
Proceeds from sale of securities	9,432	19,775	21,059
Proceeds from sale of real estate	5,808	—	—
Payment of deferred acquisition fees	(3,420)	(3,266)	(2,373)

Net cash provided by (used in) investing activities	10,378	(9,099)	(35,972)

Cash flows from financing activities:
Distributions paid	(51,905)	(50,973)	(50,173)
Proceeds from stock issuance, net of costs	6,697	5,698	1,424
Prepayment of mortgage principal	(8,512)	—	—
Release of mortgage funds by lenders	—	167	2,776
Proceeds from mortgages	—	—	21,582
Repayment of proceeds from note	—	(1,617)	1,617
Payments of mortgage principal	(12,433)	(11,046)	(9,234)
Purchase of treasury stock	(8,972)	(3,924)	(2,498)
Distributions paid to minority interest partner, net	(3,579)	(2,735)	(3,340)

Net cash used in financing activities	(78,704)	(64,430)	(37,846)

Effect of exchange rates on cash	(1,093)	609	1,035

Net increase (decrease) in cash and cash equivalents	1,476	(2,330)	(13,373)
Cash and cash equivalents, beginning of year	36,395	38,725	52,098

Cash and cash equivalents, end of year	$37,871	$36,395	$38,725

Noncash investing and financing activities:

(a)	Included in the cost basis of real estate and equity investments acquired in 2004 and 2003 are deferred acquisition fees payable to W. P. Carey & Co., LLC of $749 and $1,733, respectively. No such fees were incurred in 2005.

Supplemental cash flow information:

Interest paid, excluding capitalized interest, was $52,019, $52,923 and $51,261 in 2005, 2004 and 2003, respectively. Capitalized interest was $357 in 2003. No capitalized interest was recognized in 2005 and 2004.

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share amounts)

1.	Business and Organization

Corporate Property Associates 14 Incorporated (the “Company”) is a real estate investment trust (“REIT”) that invests in commercial properties leased to companies domestically and internationally, primarily on a triple net basis. As of December 31, 2005, the Company’s portfolio consisted of 236 properties leased to 73 tenants and totaling more than 25 million square feet. Subject to certain restrictions and limitations, the business of the Company is managed by W. P. Carey & Co. LLC (“WPC”) and its subsidiaries (collectively referred to as the “advisor”).

An initial offering of the Company’s shares which commenced on November 10, 1997 concluded on November 10, 1999 at which time the Company had issued an aggregate of 29,440,594 shares ($294,406). On November 17, 1999, the Company commenced an offering for a maximum of 40,000,000 shares of common stock. The shares were offered to the public on a “best efforts” basis at a price of $10 per share. The second offering concluded on November 15, 2001, by which time 36,353,686 shares ($363,537) were issued. These proceeds have been combined with limited recourse mortgage debt to purchase the Company’s real estate portfolio. As a REIT, the Company is not subject to U.S. federal income taxation as long as it satisfies certain requirements relating to the nature of its income, the level of its distributions and other factors.

2.	Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the Company, its wholly owned and majority owned controlled subsidiaries. As of December 31, 2005, the Company is not the primary beneficiary of any variable interest entity (“VIE”). All material inter-entity transactions have been eliminated.

For acquisitions of an interest in an entity or newly formed joint venture or limited liability company, the Company evaluates the entity to determine if the entity is deemed a VIE, and if the Company is deemed to be the primary beneficiary, in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). Entities that meet one or more of the criteria listed below are considered VIEs.

•	The Company’s equity investment is not sufficient to allow the entity to finance its activities without additional third party financing;

•	The Company does not have the direct or indirect ability to make decisions about the entity’s business;

•	The Company is not obligated to absorb the expected losses of the entity;

•	The Company does not have the right to receive the expected residual returns of the entity; and

•	The Company’s voting rights are not proportionate to its economic interests, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The Company consolidates the entities that are VIEs when the Company is deemed to be the primary beneficiary of the VIE. For entities where the Company is not deemed to be the primary beneficiary of the VIE and the Company’s ownership is 50% or less and has the ability to exercise significant influence, as well as any jointly-controlled tenancy-in-common, interests are accounted for under the equity method, i.e. at cost, increased or decreased by the Company’s share of earnings or losses, less distributions. When events occur, the Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is to determine if there is a change in the original determinations.

The Company has interests in six joint ventures that are consolidated and have minority interests that have finite lives and were considered mandatorily redeemable non-controlling interests prior to the issuance of FSP 150-3. As a result of the deferral provisions of FSP 150-3, these minority interests have not been reflected

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

as liabilities. The carrying value of these minority interests at December 31, 2005 and 2004 is $12,478 and $12,356, respectively. The fair value of these minority interests at December 31, 2005 and 2004 is $10,678 and $18,437, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Revisions

Certain prior year amounts have been reclassified to conform to the current year’s financial statement presentation. The Company has revised its 2004 and 2003 consolidated statements of cash flows to present the operating portion of the cash flows attributable to our discontinued operations on a combined basis.

Purchase Price Allocation

In connection with the Company’s acquisition of properties, purchase costs will be allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values. The value of the tangible assets, consisting of land, buildings and tenant improvements, will be determined as if vacant. Intangible assets including the above-market value of leases, the value of in-place leases and the value of tenant relationships will be recorded at their relative fair values. Below-market value of leases will also be recorded at their relative fair values and will be included in other liabilities in the accompanying financial statements.

Above-market and below-market in-place lease values for owned properties will be recorded based on the present value (using an interest rate reflecting the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases negotiated and in place at the time of acquisition of the properties and (ii) management’s estimate of fair market lease rates for the property or equivalent property, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease value will be amortized as a reduction of rental income over the remaining non-cancelable term of each lease. The capitalized below-market lease value will be amortized as an increase to rental income over the initial term and any fixed rate renewal periods in the respective leases.

The total amount of other intangibles will be allocated to in-place lease values and tenant relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with each tenant. Characteristics that are considered in allocating these values include the nature and extent of the existing relationship with the tenant, prospects for developing new business with the tenant, the tenant’s credit quality and the expectation of lease renewals among other factors. Third party appraisals or management’s estimates are used to determine these values.

Factors considered in the analysis include the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases. Management will also consider information obtained about a property in connection with its pre-acquisition due diligence. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based on management’s assessment of specific market conditions. Estimated costs to execute leases including commissions and legal costs to the extent that such costs are not already incurred with a new lease that has been negotiated in connection with the purchase of the property will also be considered.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

The value of in-place leases will be amortized to expense over the remaining initial term of each lease. The value of tenant relationship intangibles will be amortized to expense over the initial and expected renewal terms of the leases but no amortization period for intangibles will exceed the remaining depreciable life of the building. Intangibles for above-market and below-market leases, in-place lease intangibles and tenant relationships will be amortized over their estimated useful lives. In the event that a lease is terminated, the unamortized portion of each intangible, including market rate adjustments, in-place lease values and tenant relationship values, is charged to expense.

Operating Real Estate

Land and buildings and personal property are carried at cost less accumulated depreciation. Renewals and improvements are capitalized, while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Real Estate Under Construction and Redevelopment

For properties under construction, operating expenses including interest charges and other property expenses, including real estate taxes, are capitalized rather than expensed and incidental revenue is recorded as a reduction of capitalized project (i.e., construction) costs. Interest is capitalized by applying the interest rate applicable to outstanding borrowings to the average amount of accumulated expenditures for properties under construction during the period.

Cash Equivalents

The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase to be cash equivalents. Items classified as cash equivalents include commercial paper and money market funds. Substantially all of the Company’s cash and cash equivalents at December 31, 2005 and 2004 were held in the custody of three financial institutions and which balances, at times, exceed federally insurable limits. The Company mitigates this risk by depositing funds with major financial institutions.

Marketable Securities

Marketable securities, which consist of an interest in collateralized mortgage obligations (see Note 7), common stock in publicly-traded companies and auction-rate securities, are classified as available for sale securities and reported at fair value, with the Company’s interest in unrealized gains and losses on these securities reported as a component of other comprehensive income until realized.

Other Assets

Included in other assets are deferred charges and deferred rental income. Deferred charges are costs incurred in connection with mortgage financings and refinancings and are amortized over the terms of the mortgages using the effective interest rate method and included in interest expense in the accompanying consolidated financial statements. Deferred rental income is the aggregate cumulative difference for operating leases between scheduled rents, which vary during the lease term, and rent recognized on a straight-line basis.

Deferred Acquisition Fees Payable to Affiliate

Fees are payable for services provided by the advisor, an affiliate, to the Company relating to the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees is deferred and is payable in annual installments totaling 2% of the purchase price of the properties over no less than eight years following the

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

first anniversary of the date a property was purchased. Payment of such fees is subject to the performance criterion (see Note 3).

Treasury Stock

Treasury stock is recorded at cost.

Real Estate Leased to Others

Real estate is leased to others on a net lease basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance, repairs, renewals and improvements. Expenditures for maintenance and repairs including routine betterments are charged to operations as incurred. Significant renovations that increase the useful life of the properties are capitalized. For the year ended December 31, 2005, lessees were responsible for the direct payment of real estate taxes of approximately $13,157.

The Company diversifies its real estate investments among various corporate tenants engaged in different industries, by property type and geographically. One tenant, Carrefour France SAS, currently represents 11% of total lease revenues. Substantially all of the Company’s leases provide for either scheduled rent increases, periodic rent increases based on formulas indexed to increases in the Consumer Price Index (“CPI”) or percentage rents. Rents from percentage rents are recognized as reported by the lessees, that is, after the level of sales requiring a rental payment to the Company is reached.

The leases are accounted for under either the direct financing or operating methods as appropriate for the transaction. Such methods are described below:

Direct financing method — Leases accounted for under the direct financing method are recorded at their net investment (Note 5). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Company’s net investment in the lease.

Operating method — Real estate is recorded at cost less accumulated depreciation; minimum rental revenue is recognized on a straight-line basis over the term of the leases, and expenses (including depreciation) are charged to operations as incurred (Note 4).

On an ongoing basis, the Company assesses its ability to collect rent and other tenant-based receivables and determine an appropriate allowance for uncollected amounts. Because the Company has a limited number of lessees (25 lessees represented more than 75% of annual rental income during 2005), we believe that it is necessary to evaluate the collectibility of these receivables based on the facts and circumstances of each situation rather than solely using statistical methods. The Company generally recognize a provision for uncollected rents and other tenant receivables and measure our allowance against actual arrearages. For amounts in arrears, the Company make subjective judgments based on our knowledge of a lessee’s circumstances and may reserve for the entire receivable amount from a lessee because there has been significant or continuing deterioration in the lessee’s ability to meet its lease obligations.

Depreciation

Depreciation of building and related improvements is computed using the straight-line method over the estimated useful lives of the properties — generally 40 years. Depreciation of tenant improvements is computed using the straight-line method over the remaining term of the lease.

Impairments

When events or changes in circumstances indicate that the carrying amount may not be recoverable, the Company assesses the recoverability of its long-lived assets and certain intangible assets based on projections of

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

undiscounted cash flows, without interest charges, over the life of such assets. In the event that such cash flows are insufficient, the assets are adjusted to their estimated fair value. The Company performs a review of its estimate of residual value of its direct financing leases at least annually to determine whether there has been an other than temporary decline in the Company’s current estimate of residual value of the underlying real estate assets (i.e., the estimate of what the Company could realize upon sale of the property at the end of the lease term). If the review indicates a decline in residual value that is other than temporary, a loss is recognized and the accounting for the direct financing lease will be revised to reflect the decrease in the expected yield using the changed estimate, that is, a portion of the future cash flow from the lessee will be recognized as a return of principal rather than as revenue.

Investments in unconsolidated joint ventures are accounted for under the equity method and are recorded initially at cost, as equity investments and are subsequently adjusted for the Company’s proportionate share of earnings and cash contributions and distributions. On a periodic basis, the Company assesses whether there are any indicators that the value of equity investments may be impaired and whether or not that impairment is other than temporary. To the extent an other than temporary impairment has occurred, the charge is measured as the excess of the carrying amount of the investment over the fair value of the investment.

When the Company identifies assets as held for sale, it discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If in the Company’s opinion, the net sales price of the assets which have been identified for sale is less than the net book value of the assets, an impairment charge is recognized and a valuation allowance is established. To the extent that a purchase and sale agreement has been entered into, the allowance is based on the negotiated sales price. To the extent that the Company has adopted a plan to sell an asset but has not entered into a sales agreement, it will make judgments of the net sales price based on current market information. The Company will continue to review the initial valuation for subsequent changes in the fair value less cost to sell and will recognize an additional impairment charge or a gain (not to exceed the cumulative loss previously recognized). If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

Foreign Currency Translation

The Company consolidates its real estate investments in The Netherlands, Finland, France and the United Kingdom. The functional currencies for these investments are the Euro and British Pound. The translation from these local currencies to the U.S. dollar is performed for assets and liabilities using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from such translation are reported as a component of other comprehensive income as part of shareholders’ equity. As of December 31, 2005 and 2004, the cumulative foreign currency translation adjustment gain was $6,761 and $12,506, respectively.

Foreign currency transactions may produce receivables or payables that are fixed in terms of the amount of foreign currency that will be received or paid. A change in the exchange rates between the functional currency and the currency in which a transaction is denominated increases or decreases the expected amount of functional currency cash flows upon settlement of that transaction. That increase or decrease in the expected functional currency cash flows is a foreign currency transaction gain or loss that generally will be included in determining net income for the period in which the exchange rate changes. Likewise, a transaction gain or loss (measured from the transaction date or the most recent intervening balance sheet date, whichever is later), realized upon settlement of a foreign currency transaction generally will be included in net income for the period in which the transaction is settled. Foreign currency transactions that are (i) designated as, and are effective as, economic hedges of a net

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

investment and (ii) intercompany foreign currency transactions that are of a long-term nature (that is, settlement is not planned or anticipated in the foreseeable future), when the entities to the transactions are consolidated or accounted for by the equity method in the Company’s financial statements will not be included in determining net income but will be accounted for in the same manner as foreign currency translation adjustments and reported as a component of other comprehensive income as part of shareholder’s equity. The contributions to the equity investments were funded in part through subordinated debt.

Foreign currency intercompany transactions that are scheduled for settlement, consisting primarily of accrued interest and the translation to the reporting currency of intercompany subordinated debt with scheduled principal repayments, are included in the determination of net income, and the Company recognized unrealized (losses) gains of ($775), $90 and $720 from such transactions in the years ended December 31, 2005, 2004 and 2003, respectively. In the years ended December 31, 2005, 2004 and 2003, the Company recognized realized gains of $334, $1,357 and $349, respectively, on foreign currency transactions in connection with the transfer of cash from foreign operations of subsidiaries to the parent company.

Derivative Instruments

The Company accounts for its derivative instruments in accordance with FASB No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended (“FAS 133”). Certain stock warrants which were granted to the Company by lessees in connection with structuring the initial lease transactions are defined as derivative instruments because such stock warrants are readily convertible to cash or provide for net settlement upon conversion. Pursuant to FAS 133, changes in the fair value of such derivative instruments are determined using an option pricing model and are recognized currently in earnings as gains or losses. Changes in fair value for the years ended December 31, 2005, 2004 and 2003 generated unrealized losses of $2,653, $64 and $20, respectively. As of December 31, 2005, warrants issued to the Company by Consolidated Theaters Holding, G.P. and Compucom Systems, Inc. are classified as derivative instruments. The Company also holds stock warrants that were not defined as derivative instruments and have been recorded at nominal values.

A lease for a property located in The Netherlands provides the Company with an option to receive a portion of rental payments in Euros or U.S. dollars. Pursuant to the adoption of FAS 133, the option is a derivative instrument and changes in the fair value of the option are recognized in earnings as gains or losses. Unrealized losses of $5, $9 and $29 were recognized in 2005, 2004 and 2003, respectively. As of December 31, 2005, the Company’s cumulative unrealized foreign currency gain was $5.

Changes in the fair value of an interest swap instrument on a variable rate loan with a notional amount of $8,718 are included in the determination of net income. For the years ended December 31, 2005 and 2004, unrealized losses of $426 and $655 were recognized, respectively. No such losses or gains were recognized in 2003.

Assets Held for Sale

Assets held for sale are accounted for at the lower of carrying value or fair value less costs to dispose. Assets are classified as held for sale when the Company has committed to a plan to actively market a property for sale and expects that a sale will be completed within one year. The results of operations and the related gain or loss on sale of properties classified as held for sale are included in discontinued operations (see Note 12).

If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation expense that would have been recognized had the property been continuously classified as held and used or (b) the fair value at the date of the subsequent decision not to sell.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

The Company recognizes gains and losses on the sale of properties when among other criteria, the parties are bound by the terms of the contract, all consideration has been exchanged and all conditions precedent to closing have been performed. At the time the sale is consummated, a gain or loss is recognized as the difference between the sale price less any closing costs and the carrying value of the property.

U.S. Federal Income Taxes

The Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). In order to maintain its qualification as a REIT, the Company is required to, among other things, distribute at least 90% of its net taxable income to its shareholders (excluding net capital gains) and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to U.S. federal income tax to the extent it distributes its net taxable income annually to its shareholders. Accordingly, no provision for U.S. federal income taxes is included in the accompanying consolidated financial statements. The Company has and intends to continue to operate so that it meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If the Company were to fail to meet these requirements, the Company would be subject to U.S. federal income tax. The Company is subject to certain state, local and foreign taxes. Provision for such taxes has been included in general and administrative expenses in the Company’s Consolidated Statements of Income.

State, local and franchise taxes of $295, $453 and $258 are included in general and administrative expenses for the years ended December 31, 2005, 2004 and 2003, respectively.

Earnings Per Share

The Company has a simple equity capital structure with only common stock outstanding. As a result, the Company has presented basic per-share amounts only for all periods presented in the accompanying consolidated financial statements.

Recent Accounting Pronouncements

In March 2005, the FASB issued Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 requires an entity to recognize a liability for a conditional asset retirement obligation when incurred if the liability can be reasonably estimated. FIN 47 clarifies that the term “Conditional Asset Retirement Obligation” refers to a legal obligation (pursuant to existing laws or by contract) to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective no later than fiscal years ending after December 15, 2005. The Company adopted FIN 47 as required effective December 31, 2005 and the initial application of this Interpretation did not have a material effect on our financial position or results of operations.

In June 2005, the Emerging Issues Task Force issued EITF 04-05, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-05”). The scope of EITF 04-05 is limited to limited partnerships or similar entities that are not variable interest entities under FIN 46(R). The Task Force reached a consensus that the general partners in a limited partnership (or similar entity) are presumed to control the entity regardless of the level of their ownership and, accordingly, may be required to consolidate the entity. This presumption may be overcome if the agreements provide the limited partners with either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights. If it is deemed that the limited partners’ rights overcome the presumption of control by a general partner of the limited partnership, the general partner shall account for its investment in the limited partnership using the equity method of accounting.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

EITF 04-05 was effective immediately for all arrangements created or modified after June 29, 2005. For all other arrangements, application of EITF 04-05 is required effective for the first reporting period in fiscal years beginning after December 15, 2005 (i.e., effective January 1, 2006 for the Company) using either a cumulative-effect-type adjustment or using a retrospective application. The Company does not believe that the adoption of EITF 04-05 will have a material impact on our financial position or results of operations.

In October 2005, the FASB issued Staff Position No. 13-1 “Accounting for Rental Costs Incurred during a Construction Period” (“FSP FAS 13-1”). FSP FAS 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during the construction period. FSP FAS 13-1 makes no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period. Therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense, allocated over the lease term in accordance with SFAS No. 13 and Technical Bulletin 85-3. FSP FAS 13-1 is effective for the first reporting period beginning after December 15, 2005. The Company adopted FSP FAS 13-1 as required on January 1, 2006 and the initial application of this Staff Position did not have a material impact on our financial position or results of operations.

3.	Transactions with Related Parties

In connection with performing services on behalf of the Company, the advisory agreement between the Company and the advisor provides that the advisor receive asset management and performance fees, each of which are 1/2 of 1/% per annum of average invested assets as defined in the advisory agreement. The performance fees are subordinated to the performance criterion, a cumulative rate of cash flow from operations of 7%. The advisor has elected at its option to receive the performance fees in restricted shares of common stock of the Company rather than cash. Effective in 2005, the advisory agreement was amended to allow the advisor to elect to receive restricted stock for any fees due from the Company. The advisor is also reimbursed for the actual cost of personnel needed to provide administrative services necessary to the operation of the Company. The Company incurred asset management fees of $9,055, $8,540 and $7,550 in 2005, 2004 and 2003, respectively, with performance fees in like amount. The Company incurred personnel reimbursements of $2,789, $2,856 and $3,088 in 2005, 2004 and 2003, respectively. Asset management fees and personnel reimbursement costs are included in property expense and general and administrative expense, respectively, in the accompanying consolidated financial statements.

Fees are payable to the advisor for services provided to the Company relating to the identification, evaluation, negotiation, financing and purchase of properties and refinancing of mortgages. A portion of such fees is deferred and payable in equal installments over no less than eight years following the first anniversary of the date a property was purchased. Such deferred fees are only payable if the performance criterion has been met. The unpaid portion of the deferred fees bears interest at an annual rate of 6% from the date of acquisition of a property until paid. For transactions and refinancings that were completed in 2004 and 2003, current fees were $936 and $2,166, respectively and deferred fees were $749 and $1,733, respectively. No such fees were incurred during the twelve months ended December 31, 2005.

The advisor is obligated to reimburse the Company for the amount by which operating expenses of the Company exceed the 2%/25% guidelines (the greater of 2% of average invested assets or 25% of net income) as defined in the advisory agreement for any twelve-month period. If in any year the operating expenses of the Company exceed the 2%/25% guidelines, the advisor will have an obligation to reimburse the Company for such excess, subject to certain conditions. If the independent directors find that such excess expenses were justified based on any unusual and nonrecurring factors which they deem sufficient, the advisor may be paid in future years for the full amount or any portion of such excess expenses, but only to the extent that such reimbursement would not cause the Company’s operating expenses to exceed this limit in any such year. Charges related to asset impairment, bankruptcy of lessees, lease payment defaults, extinguishment of debt or uninsured losses are generally not considered unusual and nonrecurring. A determination that a charge is unusual and nonrecurring, such as the costs

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

of significant litigation that are not associated with day-to day operations, or uninsured losses that are beyond the size or scope of the usual course of business based on the event history and experience of the advisor and independent directors, is made at the sole discretion of the independent directors. The Company will record any reimbursement of operating expenses as a liability until any contingencies are resolved and will record the reimbursement as a reduction of asset management and performance fees at such time that a reimbursement is fixed, determinable and irrevocable. The operating expenses of the Company have not exceeded the amount that would require the advisor to reimburse the Company.

The advisor will be entitled to receive subordinated disposition fees based upon the cumulative proceeds arising from the sale of Company assets since the inception of the Company, subject to certain conditions. Pursuant to the subordination provisions of the advisory agreement, the disposition fees may be paid only after the shareholders receive 100% of their initial investment from the proceeds of asset sales and a cumulative annual return of 6% (based on an initial share price of $10) since the inception of the Company. The advisor’s interest in such disposition fees amounts to $412 and $240 as of December 31, 2005 and 2004, respectively. Payment of such amount, however, cannot be made until the subordination provisions are met. The Company has concluded that payment of such disposition fees is probable and all fees from completed property sales have been accrued. Subordinated disposition fees are included in the determination of realized gain or loss on the sale of properties. The obligation for disposition fees is included in due to affiliates in the accompanying consolidated financial statements.

The Company owns interests in entities which range from 11.54% to 90% and a jointly-controlled 50% tenancy-in-common interest in two properties subject to a net lease with the remaining interests held by affiliates.

The Company is a participant in an agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and for sharing the associated costs. Pursuant to the terms of the agreement, the Company’s share of rental, occupancy and leasehold improvement costs is based on the relative gross revenues of the affiliates. Expenses incurred in 2005, 2004 and 2003 were $770, $500 and $470, respectively. The Company’s current share of future annual minimum lease payments is $6,790 through 2016.

4.	Real Estate

Real Estate which consists of land and buildings leased to others, at cost, and accounted for under operating method is summarized as follows:

	December 31,
	2005	2004

Cost	$1,050,368	$1,086,073
Less: Accumulated depreciation	(106,731)	(86,212)

	$943,637	$999,861

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based increases, under non-cancelable operating leases amount are approximately as follows:

Year Ending December 31,

2006	$103,306
2007	104,621
2008	104,276
2009	104,000
2010	101,120
Thereafter through 2023	813,717

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

5.	Net Investment in Direct Financing Leases

Net investment in direct financing leases is summarized as follows:

	December 31,
	2005	2004

Minimum lease payments receivable	$221,136	$233,681
Unguaranteed residual value	111,752	112,688

	332,888	346,369
Less: unearned income	(217,375)	(230,026)

	$115,513	$116,343

Scheduled future minimum rents, exclusive of renewals and expenses paid by tenants and future CPI-based increases, under non-cancelable direct financing leases are approximately as follows:

Year Ending December 31,

2006	$12,636
2007	12,724
2008	12,724
2009	12,724
2010	12,891
Thereafter through 2031	157,435

Percentage rent was approximately $404 in 2005.

6.	Equity Investments

The Company owns interests in single-tenant net leased properties leased to corporations through noncontrolling interests (i) in various partnerships and limited liability companies in which its ownership interests are 50% or less and the Company exercises significant influence, and (ii) as tenants-in-common subject to joint control. The ownership interests range from 11.54% to 50%. All of the underlying investments are owned with affiliates that have similar investment objectives as the Company. The lessees are Advanced Micro Devices, Inc., Compucom Systems, Inc., Textron, Inc., CheckFree Holdings, Inc., Special Devices, Inc., Applied Materials, Inc., True Value Company, Clear Channel Communications, Inc., Starmark Holdings, LLC, U-Haul Moving Partners, Inc. (“U-Haul”) and Mercury Partners, LP (“Mercury”). The interests in the properties leased to U-Haul and Mercury were acquired in April 2004 and are described below.

Summarized combined financial information of the Company’s equity investees is as follows:

	December 31,
	2005	2004

Assets (primarily real estate)	$1,084,354	$1,122,692
Liabilities (primarily mortgage notes payable)	(652,119)	(682,377)

Partners’ and Members’ equity	$432,235	$440,315

Company’s share of equity investees’ net assets	$143,417	$134,905

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

	Years Ended December 31,
	2005	2004	2003

Revenues (primarily rental income and interest income from direct financing leases)	$117,156	$105,488	$80,329
Expenses (primarily interest on mortgage and depreciation)	(69,698)	(64,085)	(46,429)

Net income	$47,458	$41,403	$33,900

Company’s share of net income from equity investments	$15,798	$14,304	$12,992

On April 29, 2004, the Company, along with two affiliates, Corporate Property Associates 15 Incorporated and Corporate Property Associates 16 — Global Incorporated, through a limited partnership in which the Company owns an 11.54% interest through a subsidiary, purchased 78 retail self-storage and truck rental facilities and entered into master lease agreements with two lessees that operate the facilities under the U-Haul brand name. The self-storage facilities are leased to Mercury, and the truck rental facilities are leased to U-Haul. The total cost was $312,445. In connection with the purchase, the limited partnership obtained $183,000 of limited recourse mortgage financing collateralized by the properties and lease assignments.

The Mercury lease has an initial term of 20 years with two 10-year renewal options and provides for annual rent of $18,551. The Mercury lease is guaranteed by Mercury 99, LLC, an entity that owns a 99% ownership interest in Mercury. The U-Haul lease has an initial term of 10 years with two 10-year renewal options and provides for annual rent of $9,990. In the event of default, termination or expiration of the U-Haul lease, Mercury 99, LLC will automatically assume the obligations of the U-Haul lease and Mercury 99, LLC will continue to lease the self-storage facilities and shall lease the truck rental facilities pursuant to the terms (with extension) of the U-Haul lease. Upon Mercury 99, LLC’s assumption, the term of the U-Haul lease shall be deemed extended so as to automatically become co-terminus for the term of the Mercury 99, LLC lease. Each lease provides for rent increases every five years based on a formula indexed to the CPI.

The loan provides for monthly payments of principal and interest of $1,230 at a fixed annual interest rate of 6.449% and based on a 25-year amortization schedule. The loan matures on May 1, 2014.

In December 2005, the Company sold a 55.1% interest in a limited liability company, which owns land and building in Plainsfield, Indiana. The Company retained a 44.9% interest in the limited liability company and as a result now accounts for its interests under the equity method of accounting.

7.	Mortgage Financing Through Loan Securitization

In 2002, the Company and three affiliates, WPC, Carey Institutional Properties Incorporated (“CIP®”) and Corporate Property Associates 12 Incorporated (“CPA®:12”) obtained an aggregate of approximately $172,335 of limited recourse mortgage financing collateralized by 62 leased properties. The lender pooled the loans into a trust, Carey Commercial Mortgage Trust, a non-affiliate, whose assets consist solely of the loans, and sold the interests in the trust as collateralized mortgage obligations in a private placement to institutional investors (the “Offered Interests”). The Company and the three affiliates acquired a separate class of subordinated interests in the trust (the “CPA® Interests”). The amount of CPA® Interests acquired by the Company was proportional to the mortgage amounts obtained.

All of the mortgage loans provide for payments of principal and interest at an annual fixed rate of 7.5% and are based on a 25-year amortization schedule. Each loan is collateralized by mortgages on the properties and lease assignments. Under the lease assignments, the lessees direct their rent payment to the mortgage servicing company which in turn distributes amounts in excess of debt service requirements to the applicable lessors. Under certain

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

limited conditions, a property may be released from its mortgage by the substitution of another property. Such substitution is subject to the approval of the trustee of the trust.

The initial Offered Interests consisted of $148,206 of mortgage loan balances with different tranches of principal entitled to distributions at annual interest rates as follows: $119,772 — 5.97%, $9,478 — 6.58%, $9,478 — 7.18% and $9,478 — 8.43%. The assumed final distribution dates for the four classes of Offered Interests range from December 2011 through March 2012.

The CPA® Interests were purchased for $24,129 of which the Company’s share was $6,032, or 25%, and are comprised of two components, a component that will receive payments of principal and interest and a component that will receive payments of interest only. The CPA® Interests are subordinated to the Offered Interests and will be payable only when and if all distributions to the Offered Interests are current. The assumed final distribution date for the CPA® Interests is June 30, 2012. The distributions to be paid to the CPA® Interests do not have a stated rate of interest and will be affected by any shortfall in rents received from the lessees or defaults at the mortgaged properties. As of the purchase date, the Company’s cost basis attributable to the principal and interest and interest only components was $3,612 and $2,420, respectively. Over the term of its ownership interest in the CPA® Interests, the value of the interest only component will fully amortize and the principal and interest component will amortize to its anticipated face value of its share in the underlying mortgages. For financial reporting purposes, the effect of such amortization is reflected in interest income. Interest income, including all related amortization, is recognized using an effective interest method.

The Company is accounting for its interest in the CPA® Interests as an available-for-sale security and it is measured at fair value with all gains and losses from changes in fair value reported as a component of other comprehensive income as part of shareholders’ equity. The fair value of the Company’s CPA® Interests was $6,434 and $6,904, reflecting an unrealized gain of $747 and $1,115 and accumulated amortization of $345 and $243 at December 31, 2005 and 2004, respectively. The fair value of the interests in the trust is determined using a discounted cash flow model with assumptions of market rates and the credit quality of the underlying lessees.

The key variable in determining the fair value of the CPA® Interests is current interest rates. As required by SFAS No. 140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities,” a sensitivity analysis of the current value of the CPA® Interests based on adverse changes in the market interest rates of 1% and 2% as of December 31, 2005 is as follows:

	Actual	1% Adverse Change	2% Adverse Change

Fair value of CPA® Interests	$6,434	$6,163	$5,907

The above sensitivity is hypothetical and changes in fair value, based on a 1% or 2% variation, should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

8.	Disclosures About Fair Value of Financial Instruments

The Company’s mortgage notes payable had a carrying value of $663,098 and $703,371 and a fair value of $661,390 and $718,347 at December 31, 2005 and 2004, respectively. The Company’s marketable securities, including its interest in Carey Commercial Mortgage Trust, had a carrying value of $8,935 and $12,789 and a fair value of $9,267 and $13,904 at December 31, 2005 and 2004, respectively. The fair value of debt instruments was evaluated using a discounted cash flow model with rates that take into account the credit of the tenants and interest rate risk. The fair value of the Company’s other financial assets and liabilities at December 31, 2005 and 2004 approximated their carrying value.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

9.	Mortgage Notes Payable

Mortgage notes payable, all of which are limited recourse to the Company, are collateralized by an assignment of real property and direct financing leases with a carrying value of $992,109 as of December 31, 2005. Mortgage notes payable had fixed annual interest rates ranging from 5.15% to 8.85% and variable annual interest rates ranging from 6.27% to 6.48% and maturity dates ranging from 2008 to 2026 as of December 31, 2005.

Scheduled principal payments during each of the five years following December 31, 2005 and thereafter are as follows:

Years Ending December 31,	Total Debt	Fixed Rate Debt	Variable Rate Debt

2006	$12,478	$12,015	$463
2007	13,424	12,927	497
2008	19,580	19,049	531
2009	52,600	52,024	576
2010	72,916	72,299	617
Thereafter through 2026	492,100	468,209	23,891

Total	$663,098	$636,523	$26,575

The Company has a pay fixed interest swap agreement relating to a variable rate limited recourse mortgage obligation collateralized by a property in Midlothian, Virginia leased to Consolidated Theaters Holding, G.P. The interest rate swap agreement has a notional amount of $8,718 as of December 31, 2005. The fair value of the instrument was $8,620 at December 31, 2005. The agreement does not qualify for hedge accounting and accordingly, changes in the fair value of the instrument are included in the determination of net income. For the year ended December 31, 2005, the Company recognized an unrealized gain of $426.

10.	Commitments and Contingencies

As of December 31, 2005, the Company was not involved in any material litigation.

In March 2004, following a broker-dealer examination of Carey Financial, LLC (“Carey Financial”), the wholly-owned broker-dealer subsidiary of WPC, by the staff of the SEC, Carey Financial received a letter from the staff of the SEC alleging certain infractions by Carey Financial of the Securities Act of 1933, the Securities Exchange Act of 1934, the rules and regulations thereunder and those of the National Association of Securities Dealers, Inc. (“NASD”).

The staff alleged that in connection with a public offering of shares of Corporate Property Associates 15 Incorporated (“CPA®:15”), Carey Financial and its retail distributors sold certain securities without an effective registration statement. Specifically, the staff alleged that the delivery of investor funds into escrow after completion of the first phase of the offering (the “Phase I Offering”), completed in the fourth quarter of 2002 but before a registration statement with respect to the second phase of the offering (the “Phase II Offering”) became effective in the first quarter of 2003, constituted sales of securities in violation of Section 5 of the Securities Act of 1933. In addition, in the March 2004 letter the staff raised issues about whether actions taken in connection with the Phase II offering were adequately disclosed to investors in the Phase I Offering.

In June 2004, the Division of Enforcement of the SEC (“Enforcement Staff”) commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of shares of CPA®:15 during 2002 and 2003. In December 2004, the scope of the Enforcement Staff’s inquiries broadened to include broker-dealer compensation arrangements in connection with CPA®:15 and other REITs managed by WPC, including the Company, as well as the disclosure of such arrangements. At that time WPC and Carey Financial received a subpoena from the Enforcement Staff seeking documents relating to payments by WPC,

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

Carey Financial, and REITs managed by WPC to (or requests for payment received from) any broker-dealer, excluding selling commissions and selected dealer fees. WPC and Carey Financial subsequently received additional subpoenas and requests for information from the Enforcement Staff seeking, among other things, information relating to any revenue sharing agreements or payments (defined to include any payment to a broker-dealer, excluding selling commissions and selected dealer fees) made by WPC, Carey Financial or any REIT managed by WPC in connection with the distribution of our managed REITs or the retention or maintenance of REIT assets. Other information sought by the SEC includes information concerning the accounting treatment and disclosure of any such payments, communications with third parties (including other REIT issuers) concerning revenue sharing, and documents concerning the calculation of underwriting compensation in connection with the REIT offerings under applicable NASD rules.

In response to the Enforcement Staff’s subpoenas and requests, WPC and Carey Financial have produced documents relating to payments made to certain broker-dealers both during and after the offering process, for certain of the REITs managed by WPC (including Corporate Property Associates 10 Incorporated (“CPA®:10”), CIP®, CPA®:12 and CPA®:15 as well as the Company), in addition to selling commissions and selected dealer fees.

Among the payments reflected on documents produced to the Staff were certain payments, aggregating in excess of $9,600, made to a broker-dealer which distributed shares of the REITs. The expenses associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the REITs. Of these payments, CPA®:10 paid in excess of $40; CIP® paid in excess of $875; CPA®:12 paid in excess of $2,455; the Company paid in excess of $4,990; and CPA®:15 paid in excess of $1,240. In addition, other smaller payments by the REITs to the same and other broker-dealers have been identified aggregating less than $1,000.

WPC and Carey Financial are cooperating fully with this investigation and have provided information to the Enforcement Staff in response to the subpoenas and requests. Although no formal regulatory action has been initiated against WPC or Carey Financial in connection with the matters being investigated, the Company expects the SEC may pursue such an action against either or both. The nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could have a material adverse effect on WPC and Carey Financial and the magnitude of that effect would not necessarily be limited to the payments described above but could include other payments and civil monetary penalties. Any action brought against WPC or Carey Financial could also have a material adverse effect on the Company because of our dependence on WPC and Carey Financial for a broad range of services.

Several state securities regulators have sought information from Carey Financial relating to the matters described above. While one or more states may commence proceedings against Carey Financial in connection with these inquiries, the Company does not currently expect that these inquires will have a material effect on WPC or Carey Financial incremental to that caused by any SEC action.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

11.	Shareholder’s Equity

Distributions

Distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. For the three years ended December 31, 2005, distributions per share reported for tax purposes were as follows:

	2005	2004	2003

Ordinary income	$.56	$.57	$.57
Capital gains	.04	—	—
Return of capital	.16	.19	.19

	$.76	$.76	$.76

A distributions of $0.1919 per share for the quarter ended December 31, 2005 was declared in December 2005 and paid in January 2006.

Accumulated Other Comprehensive Income

As of December 31, 2005 and 2004, accumulated other comprehensive income reflected in the Company’s shareholders’ equity is comprised of the following:

	2005	2004

Unrealized appreciation on marketable securities	$319	$1,115
Foreign currency translation adjustment	6,761	12,506

Accumulated other comprehensive income	$7,080	$13,621

12.	Impairment Charges

The Company recognized an impairment charge of $2,900 in 2003, to reduce the carrying value of its property in Gardena, California to its estimated fair value following the tenant’s default on its lease. In connection with the Company’s annual review of the estimated residual values on its properties classified as net investments in direct financing leases, the Company determined that an other than temporary decline in estimated residual value had occurred at a property in Mooresville, North Carolina. The Company revised its accounting for the direct financing lease using the changed estimates, resulting in the recognition of an impairment charge of $203.

13.	Discontinued Operations

In February 2005, the Company sold a property in Valencia, California to a third party for $4,116, net of selling costs. In connection with this sale, the Company recognized a gain of $196.

In May 2006, the Company sold a property in Rochester, Minnesota to a third party for $35,512, net of selling costs and recognized a gain on the sale of $14,178. In connection with the sale, the Company prepaid the existing limited recourse mortgage obligation of $11,631 and incurred prepayment penalties of $1,586 (see Note 17).

In accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the results of operations, impairments and gain or loss on sales of real estate for properties held for sale are reflected in

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

the accompanying consolidated financial statements as discontinued operations for all periods presented and are presented as follows:

	Years Ended December 31,
	2005	2004	2003

Revenues (primarily rental revenues and interest income)	$2,640	$2,848	$2,844
Expenses (primarily interest on mortgages, depreciation and property expenses)	(1,482)	(1,682)	(1,675)
Gain on sale of real estate	196	—	—

Income from discontinued operations	$1,354	$1,166	$1,169

14.	Segment Information

The Company has determined that it operates in one business segment, real estate operations with domestic and foreign investments.

For 2005, geographic information for the real estate operations segment is as follows:

	Domestic	Foreign(1)	Total Company

Revenues	$108,506	$23,440	$131,946
Operating expenses	(47,556)	(6,857)	(54,413)
Income from equity investments	15,798	—	15,798
Interest expense, net	(41,495)	(8,882)	(50,377)
Other, net(2)	3,382	(441)	2,941

Income from continuing operations	$38,635	$7,260	$45,895

	Domestic	Foreign(1)	Total Company

Total equity investments	$143,417	$—	$143,417
Total long-lived assets	1,027,312	175,255	1,202,567
Total assets	1,112,722	182,314	1,295,036

For 2004, geographic information for the real estate operations segment is as follows:

	Domestic	Foreign(1)	Total Company

Revenues	$105,337	$22,475	$127,812
Operating expenses	(44,996)	(6,656)	(51,652)
Income from equity investments	14,304	—	14,304
Interest expense, net	(42,485)	(9,119)	(51,604)
Other, net(2)	(1,147)	61	(1,086)

Income from continuing operations	$31,013	$6,761	$37,774

Total equity investments	$134,905	$—	$134,905
Total long-lived assets	1,048,775	202,334	1,251,109
Total assets	1,130,852	215,503	1,346,355

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

For 2003, geographic information for the real estate operations segment is as follows:

	Domestic	Foreign(1)	Total Company

Revenues	$105,209	$19,794	$125,003
Operating expenses	(48,492)	(6,270)	(54,762)
Income from equity investments	12,992	—	12,992
Interest expense, net	(41,830)	(8,283)	(50,113)
Other, net(2)	(469)	—	(469)

Income from continuing operations	$27,410	$5,241	$32,651

Total equity investments	$120,388	$—	$120,388
Total long-lived assets	1,055,321	190,412	1,245,733
Total assets	1,143,581	202,166	1,345,747

(1)	Consists of operations in the United Kingdom, France, Finland and The Netherlands.

(2)	Consists of minority interest, gain on sale of real estate, gains (losses) on derivative instruments and foreign currency transactions.

15.	Selected Quarterly Financial Data (unaudited)

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

Revenues	$32,605	$32,600	$34,716	$32,025
Operating expenses	(13,001)	(13,547)	(15,473)	(12,392)
Net income	13,011	10,667	10,839	12,732
Earnings per share — basic	.19	.16	.16	.18
Distributions declared per share	.1904	.1909	.1914	.1919

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

Revenues	$31,142	$31,749	$32,963	$31,958
Operating expenses	(12,372)	(13,069)	(13,779)	(12,432)
Net income	8,989	8,905	9,903	11,143
Earnings per share — basic	.13	.13	.15	.17
Distributions declared per share	.1894	.1897	.1899	.1902

16.	Subsequent Events

In December 2005, the Company completed a cashless exercise of common stock warrants in PW Eagle, Inc. Between January and March 2006, the Company sold substantially all of the shares it received in PW Eagle for net proceeds of $2,797, and expects to recognize a loss of approximately $65 on these sales.

In January 2006 the advisor entered into a co-operation agreement with Starmark Holdings L.L.C. (“Starmark”) (formerly the parent of Starmark Camhood L.L.C.) covering several properties owned by the Company and certain of its affiliates and leased to Starmark under a master lease. Under this cooperation agreement, the advisor, on behalf of the Company and its affiliates, has agreed to co-operate in Starmark’s efforts to sell its existing

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

individual leasehold interests to third parties and restructure the lease agreements. Additionally, Starmark’s financial covenants have been replaced by certain payment restrictions and an agreement to reserve certain of the proceeds of sale of the leasehold interests and other Starmark properties to cover certain costs of the Company incurred in connection with transactions under the co-operation agreement.

17.	Subsequent Event — Reclassification

Subsequent to the filing of the Company’s Annual Report on Form 10-K on March 24, 2006, the Company entered into a contract to sell a property that was classified as held for use and reported as continuing operations at December 31, 2005. Therefore, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the accompanying consolidated statements of income have been restated and the net results of operations of this property have been reclassified to discontinued operations from continuing operations for the years ended December 31, 2005, 2004 and 2003. The net effect of the reclassification represents a $1,014, or 2%, $981, or 3% and $990, or 3%, decrease in the Company’s previously reported income from continuing operations for the years ended December 31, 2005, 2004 and 2003, respectively. As a result of the foregoing, Notes 13, 14, 15 and 17 to the consolidated financial statements for the three years ended December 31, 2005 have been updated. There is no effect on the Company’s previously reported net income, financial condition or cash flows.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
as of December 31, 2005
(Not in thousands)

											Life on Which
											Depreciation
				Costs	Increase						in Latest
				Capitalized	(Decrease) in	Gross Amount at Which Carried					Statement of
		Initial Cost to Company		Subsequent to	Net	at Close of Period			Accumulated		Income
Description	Encumbrances	Land	Buildings	Acquisition (a)	Investment (b)	Land	Buildings	Total	Depreciation (d)	Date Acquired	is Computed

Operating Method:
Industrial facility in Daleville, Indiana		$2,100,000	$5,439,267		$(3,810,000)	$2,100,000	$1,629,267	$3,729,267	$644,529	June 29, 1998	40 yrs.
Retail store in Torrance, California		13,059,980	6,933,851	$45,914		13,059,980	6,979,765	20,039,745	1,300,887	July 28, 1998	40 yrs.
Industrial facility in San Clemente, California		2,390,000		8,957,798	53,063	2,390,000	9,010,861	11,400,861	1,403,061	July 29, 1998	40 yrs.
Industrial facility in Pittsburgh, Pennsylvania	$3,766,503	620,000	6,186,283			620,000	6,186,283	6,806,283	1,089,044	December 28, 1998	40 yrs.
Industrial and warehouse facilities in Burbank, California and Las Vegas, Nevada	7,043,970	3,860,000	8,263,455			3,860,000	8,263,455	12,123,455	1,372,828	March 31, 1999 and October 15, 1999	40 yrs.
Industrial facility in Gardena, California	2,812,961	2,340,000	3,942,723		(2,900,000)	2,340,000	1,042,723	3,382,723	53,222	July 19, 1999	40 yrs.
Warehouse and distribution facilities in Burlington, New Jersey; Shawnee, Kansas and Manassas, Virginia	20,664,810	3,604,000	8,613,172	21,321,241		3,604,000	29,934,413	33,538,413	4,381,776	August 18, 1999	40 yrs.
Warehouse and distribution facility in Grand Rapids, Michigan	5,694,028	740,000	3,042,828	7,638,183		740,000	10,681,011	11,421,011	1,643,679	August 18, 1999	40 yrs.
Land in Midlothian, Virginia	2,024,645	3,515,000				3,515,000		3,515,000		September 22, 1999	N/A
Warehouse and distribution facilities in Harrisburg, North Carolina; Atlanta, Georgia; Cincinnati, Ohio and Elkwood, Virginia	13,318,353	3,929,891	10,397,514	8,476,016	(1,951)	3,945,275	18,856,195	22,801,470	2,301,695	June 29, 1999 and December 20, 2001	40 yrs.
Office facility in Columbia, Maryland	13,434,459	2,622,500	20,232,580	3,113,719		2,622,500	23,346,299	25,968,799	3,447,052	November 1, 1999	40 yrs.
Industrial facilities in Welcome, North Carolina; Murrysville, Pennsylvania and Wylie, Texas	15,465,821	1,596,442	23,910,092	322,771	(125,206)	1,596,442	24,107,657	25,704,099	2,690,688	November 18, 1999 and December 1, 2001	40 yrs.
Sports facilities in Salt Lake City, Utah and St. Charles, Missouri	6,802,219	2,920,000	8,659,950	793,654		2,920,000	9,453,604	12,373,604	1,241,693	December 29, 1999 and December 28, 2000	40 yrs.
Warehouse and distribution facility in Tempe, Arizona	3,198,751	940,000	4,557,382	12,498		940,000	4,569,880	5,509,880	661,681	January 12, 2000	40 yrs.
Warehouse and distribution facility in Rock Island, Illinois	6,917,491	500,000	9,944,545	1,887,506		500,000	11,832,051	12,332,051	1,504,227	February 3, 2000	40 yrs.
Industrial facility in North Amityville, New York	10,390,297	2,932,000	16,397,988	17,904	(4,119,723)	1,482,000	13,746,169	15,228,169	2,018,969	February 29, 2000	40 yrs.
Warehouse and distribution facilities in Monon, Indiana; Champlin, Minnesota; Robbinsville, New Jersey; Radford, Virginia and North Salt Lake City, Utah	16,383,689	4,580,000	24,844,084	14,784		4,580,000	24,858,868	29,438,868	3,495,778	May 30, 2000	40 yrs.
Warehouse and distribution facility in Lakewood, New Jersey	6,442,476	710,000	4,531,037	3,438,798		710,000	7,969,835	8,679,835	1,019,616	June 29, 2000	40 yrs.
Retail facilities in Kennesaw, Georgia and Leadwood, Kansas	14,003,237	6,230,000	15,842,392	107,525		6,230,000	15,949,917	22,179,917	2,209,728	June 29, 2000	40 yrs.
Land in Scottsdale, Arizona	8,388,413	14,600,000				14,600,000		14,600,000		September 21, 2000	N/A
Industrial facility in Albuquerque, New Mexico	3,348,902	1,490,000	4,635,655	7,176		1,490,000	4,642,831	6,132,831	614,208	September 25, 2000	40 yrs.
Office facility in Houston, Texas	4,793,092	570,000	6,759,843			570,000	6,759,843	7,329,843	894,271	September 26, 2000	40 yrs.
Office facility in Eagan, Minnesota	9,273,068	4,225,000	15,518,481	1,420	(1,325,000)	2,900,000	15,519,901	18,419,901	2,053,136	September 28, 2000	40 yrs.
Warehouse and distribution facility in Kansas City, Missouri	3,646,347	570,000	5,869,790	39,219		570,000	5,909,009	6,479,009	781,583	September 29, 2000	40 yrs.
Warehouse and distribution facilities in Valdosta, Georgia and Johnson City, Tennessee	12,442,169	650,000	16,889,267	409,990		650,000	17,299,257	17,949,257	2,252,899	October 6, 2000	40 yrs.
Land in Elk Grove Village, Illinois	2,271,714	4,100,000				4,100,000		4,100,000		October 30, 2000	N/A

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION — (Continued)
as of December 31, 2005
(Not in thousands)

											Life on Which
											Depreciation
				Costs	Increase						in Latest
				Capitalized	(Decrease) in	Gross Amount at Which Carried					Statement of
		Initial Cost to Company		Subsequent to	Net	at Close of Period			Accumulated		Income
Description	Encumbrances	Land	Buildings	Acquisition (a)	Investment (b)	Land	Buildings	Total	Depreciation (d)	Date Acquired	is Computed

Operating Method:
Office facility in Lafayette, Louisiana	2,403,622	660,000	3,004,921			660,000	3,004,921	3,664,921	378,745	December 1, 2000	40 yrs.
Office facility in Collierville, Tennessee	42,626,080	3,154,425	70,645,575	12,000		3,154,425	70,657,575	73,812,000	16,346,433	December 6, 2000	7-40 yrs.
Retail, warehouse and distribution facilities in York, Pennsylvania	7,144,279	1,974,000	10,067,885	2,900		1,974,000	10,070,785	12,044,785	1,269,477	December 27, 2000	40 yrs.
Office facility in Houston, Texas	3,892,778	1,025,000	4,530,120	9,419		1,025,000	4,539,539	5,564,539	572,211	December 27, 2000	40 yrs.
Industrial and office facilities in Rome, Georgia; Niles, Illinois; Plymouth, Michigan and Twinsburg, Ohio	16,018,750	4,140,000	23,822,057	1,404,883		4,140,000	25,226,940	29,366,940	2,836,987	August 16, 2001	40 yrs.
Industrial facility in Rochester, Minnesota	11,723,412	3,348,824	9,275,468	8,941,752		3,348,824	18,217,220	21,566,044	2,098,349	August 14, 2000	40 yrs.
Industrial facilities in South Windsor and Manchester, Connecticut	12,057,797	1,555,400	18,822,872	250,000		1,555,400	19,072,872	20,628,272	2,114,893	July 30, 2001	N/A
Industrial facility in Salisbury, North Carolina	6,949,214	1,370,000	2,671,897	6,298,329	(50,640)	1,319,360	8,970,226	10,289,586	906,286	November 16, 2000	40 yrs.
Industrial facilities in City of Industry, California; Florence, Kentucky; Chelmsford, Massachusetts and Lancaster, Texas	10,454,677	4,398,000	13,418,144	3,745,441		4,643,000	16,918,585	21,561,585	1,802,992	April 30, 2001	7-40 yrs.
Industrial facility in Milford, Ohio	9,605,512	2,000,000	12,869,110			2,000,000	12,869,110	14,869,110	1,380,748	September 6, 2001	40 yrs.
Educational facilities in Union, New Jersey; Allentown and Philadelphia, Pennsylvania and Grand Prairie, Texas	5,919,446	2,486,384	7,601,852			2,486,384	7,601,852	10,088,236	768,534	December 28, 2001	40 yrs.
Operating Method:
Industrial and office facilities in Elgin, Illinois; Bozeman, Montana and Nashville, Tennessee	11,485,964	3,900,000	17,937,226	13,947	(293,545)	3,900,000	17,657,628	21,557,628	2,131,040	March 19, 2001	40 yrs.
Office facility in Richardson, Texas	28,892,699	3,400,000	45,053,608			3,400,000	45,053,608	48,453,608	4,552,292	December 19, 2001	40 yrs.
Office facility in Turku, Finland	21,001,347	801,195	23,389,834	81,315	7,843,574	1,072,104	31,043,814	32,115,918	3,145,672	December 28, 2001	40 yrs.
Retail facilities in several cities in the following states: Arizona, California, Florida, Illinois, Massachusetts, Maryland, Michigan, Minnesota and Texas	41,624,644	17,100,000	54,742,917			17,100,000	54,742,917	71,842,917	5,645,810	November 28, 2001	40 yrs.
Warehouse and distribution facility in Duluth, Georgia	7,543,294	2,167,000	11,445,566	5,231		2,167,000	11,450,797	13,617,797	1,371,612	March 28, 2001	40 yrs.
Industrial facility in Helmond, Netherlands	5,660,754	2,230,224	3,360,091		1,788,399	2,981,716	4,396,998	7,378,714	503,462	June 29, 2001	40 yrs.
Multiplex motion picture theater in Port St. Lucie and Pensacola, Florida		3,200,000	3,066,397	6,799,722	(4,112,076)	3,685,000	5,269,043	8,954,043	595,591	December 7, 2000	40 yrs.
Office facilities in Lindon, Utah		1,390,000	1,122,716	7,840,446		1,820,925	8,532,237	10,353,162	888,042	December 27, 2000	40 yrs.
Warehouse, distribution, office and industrial facilities in Perris, California; Eugene, Oregon; West Jordan, Utah and Tacoma, Washington	7,932,085	6,050,000	8,198,138			6,050,000	8,198,138	14,248,138	794,110	February 28, 2002	40 yrs.
Warehouse and distribution facilities in Charlotte and Lincolnton, North Carolina and Mauldin, South Carolina	8,500,963	1,860,000	12,851,675			1,860,000	12,851,675	14,711,675	1,219,778	March 26, 2002	40 yrs.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION — (Continued)
as of December 31, 2005
(Not in thousands)

											Life on Which
											Depreciation
				Costs	Increase						in Latest
				Capitalized	(Decrease) in	Gross Amount at Which Carried					Statement of
		Initial Cost to Company		Subsequent to	Net	at Close of Period			Accumulated		Income
Description	Encumbrances	Land	Buildings	Acquisition (a)	Investment (b)	Land	Buildings	Total	Depreciation (d)	Date Acquired	is Computed

Warehouse and distribution facilities in Boe, Carpiquet, Mans, Vendin Le Vieil, Lieusaint, Lagnieu, Luneville and St. Germain de Puy, France	90,881,532	15,724,087	75,210,660	11,761,695	28,686,940	22,042,194	109,341,188	131,383,382	9,829,861	March 26, 2002	40 yrs.
Warehouse, distribution and office facilities in Davenport, Iowa and Bloomington, Minnesota	18,394,744	3,260,000	26,009,123			3,260,000	26,009,123	29,269,123	2,248,695	July 5, 2002	40 yrs.
Industrial facility in Gorinchem, Netherlands	6,201,518	2,374,404	3,864,260		1,174,087	2,842,560	4,570,191	7,412,751	395,724	July 5, 2002
Industrial facilities in Granite City, Illinois; Kendallville, Indiana and Clinton Township, Michigan	19,314,919	4,390,000	30,336,328			4,390,000	30,336,328	34,726,328	2,812,430	August 10, 2002	40 yrs.
Educational facility in Upper Saucon Township, Pennsylvania	11,679,327	3,200,000	15,415,229	1,086,974		3,200,000	16,502,203	19,702,203	1,044,555	August 10, 2002	40 yrs.

	$600,436,772	$182,553,756	$740,145,848	$104,860,170	$22,807,922	$188,713,089	$861,654,607	$1,050,367,696	$106,730,579

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION — (Continued)
as of December 31, 2005
(Not in thousands)

				Costs	Increase	Gross Amount
				Capitalized	(Decrease) in	at Which Carried
		Initial Cost to Company		Subsequent to	Net Investments	at Close of Period
Description	Encumbrances	Land	Buildings	Acquisition	(b)	Total	Date Acquired

Direct Financing Method:
Industrial facilities in Dallas and Greenville, Texas	$10,646,708	$459,608	$20,426,564		$(3,191,407)	$17,694,765	November 18, 1999
Multiplex theater facility in Midlothian, Virginia	6,693,084		10,818,996	$854,117	863,662	12,536,775	September 22, 1999
Office facility in Scottsdale, Arizona	14,602,112		25,414,917			25,414,917	September 21, 2000
Warehouse and distribution facility in Elk Grove Village, Illinois	2,313,918		4,172,251	3,920		4,176,171	October 30, 2000
Multiplex motion picture theater in Pensacola, Florida			4,112,076	2,541,782		6,653,858	December 7, 2000
Industrial facility in Doncaster, United Kingdom	6,178,532		8,383,364	7,099	2,448,561	10,839,024	January 9, 2001
Industrial and manufacturing facilities in Manchester, Michigan; Farmville, Old Fort and Albemarie, North Carolina; Holmesville, Ohio and Springfield, Tennessee	15,951,346	2,961,000	24,473,555	20,257		27,454,812	September 28, 2001
Educational facility in Mooresville, North Carolina	6,275,944	1,600,000	9,275,962	130,053	(263,737)	10,742,278	February 11, 2002

	$62,661,644	$5,020,608	$107,077,685	$3,557,228	$(142,921)	$115,512,600

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES to SCHEDULE III — REAL ESTATE
and ACCUMULATED DEPRECIATION
(Not in thousands)

(a)	Consists of the costs of improvements subsequent to purchase and acquisition costs including legal fees, appraisal fees, title costs and other related professional fees.

(b)	The increase (decrease) in net investment is due to the amortization of unearned income producing a constant periodic rate of return on the net investment which is more (less) than lease payments received, foreign currency translation adjustments, impairment losses and property sales.

(c)	At December 31, 2005, the aggregate cost of real estate owned by the Company and its subsidiaries for U.S. Federal income tax purposes is $930,229,418.

(d)	Reconciliation of real estate and accumulated depreciation:

	Reconciliation of Real Estate Accounted for Under the Operating Method
	December 31,
	2005	2004	2003

Balance at beginning of year	$1,086,073,255	$1,072,543,402	$1,010,142,307
Additions	3,111,105	2,034,685	19,988,102
Dispositions	(1,375,640)	—	—
Reclassification from real estate under construction	—	—	14,723,082
Reclassification to direct financing lease, net of reclassification from direct financing lease	—	—	(729,353)
Reclassification to asset held for sale	—	(4,119,723)	—
Foreign currency translation adjustment	(25,902,228)	15,614,891	28,419,264
Reclassification to equity investment	(11,538,796)	—	—

Balance at close of year	$1,050,367,696	$1,086,073,255	$1,072,543,402

	Reconciliation of Accumulated Depreciation
	December 31,
	2005	2004	2003

Balance at beginning of year	$86,212,092	$62,105,338	$38,682,696
Depreciation expense	23,499,816	23,425,574	22,728,601
Depreciation expense from discontinued operations	—	64,583	66,743
Reclassification to direct financing lease	—	—	(236,973)
Reclassification to equity investment	(1,300,472)	—	—
Reclassification to asset held for sale	—	(323,213)	—
Foreign currency translation adjustment	(1,680,857)	939,810	864,271

Balance at close of year	$106,730,579	$86,212,092	$62,105,338

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

PART I

ITEM 1. — FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands except share and per share amounts)

		December 31,
	June 30,	2005
	2006	(NOTE)

ASSETS
Real estate, net	$918,609	$943,637
Net investment in direct financing leases	116,272	115,513
Equity investments	97,701	143,417
Cash and cash equivalents	91,596	37,871
Marketable securities	6,481	9,267
Other assets, net	68,916	45,331

Total assets	$1,299,575	$1,295,036

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Limited recourse mortgage notes payable	$652,419	$663,098
Accrued interest	4,151	4,358
Due to affiliates	6,410	4,894
Accounts payable, accrued expenses and other liabilities	6,625	5,887
Prepaid and deferred rental income and security deposits	20,394	20,296
Deferred acquisition fees payable to affiliate	12,910	16,424
Distributions payable	44,054	13,103

Total liabilities	746,963	728,060

Minority interest in consolidated entities	24,303	25,012

Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock, $.001 par value; 120,000,000 shares authorized; 70,951,150 and 70,308,710 issued and outstanding, respectively	71	70
Additional paid-in capital	643,714	636,009
Distributions in excess of accumulated earnings	(100,308)	(81,166)
Accumulated other comprehensive income	9,342	7,080

	552,819	561,993
Less, treasury stock at cost, 2,426,711 and 2,028,584 shares, respectively	(24,510)	(20,029)

Total shareholders’ equity	528,309	541,964

Total liabilities and shareholders’ equity	$1,299,575	$1,295,036

NOTE: The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date.

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

REVENUES:
Rental income	$28,389	$28,407	$56,723	$56,731
Interest income from direct financing leases	3,501	3,445	6,983	7,090
Other operating income	881	748	1,323	1,366

	32,771	32,600	65,029	65,187

OPERATING EXPENSES:
Depreciation	(9,504)	(5,770)	(15,241)	(11,560)
Property expenses	(5,458)	(6,312)	(10,813)	(11,938)
General and administrative	(1,539)	(1,465)	(3,207)	(3,050)

	(16,501)	(13,547)	(29,261)	(26,548)

OTHER INCOME AND EXPENSES:
Income from equity investments	9,357	3,931	13,615	7,742
Other interest income	691	813	1,152	1,171
Minority interest in income	(485)	(566)	(1,028)	(1,014)
Gain on derivative instruments and other gains, net	10	192	386	2,616
Gain (loss) on foreign currency transactions, net	226	52	567	(251)
Interest expense	(12,478)	(13,062)	(25,054)	(26,074)

	(2,679)	(8,640)	(10,362)	(15,810)

Income from continuing operations	13,591	10,413	25,406	22,829
DISCONTINUED OPERATIONS:
(Loss) income from operations of discontinued properties	(1,760)	254	(1,501)	653
Gain on sale of real estate	14,178	—	14,178	196

Income from discontinued operations	12,418	254	12,677	849

NET INCOME	$26,009	$10,667	$38,083	$23,678

BASIC EARNINGS PER SHARE:
Income from continuing operations	$.20	$.16	$.37	$.34
Income from discontinued operations	.18	—	.19	.01

Net income	$.38	$.16	$.56	$.35

DIVIDENDS DECLARED PER SHARE	$.1929	$.1909	$.3853	$.3813

WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC	68,651,410	68,166,303	68,540,961	68,096,081

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Net income	$26,009	$10,667	$38,083	$23,678
Other comprehensive income:
Foreign currency translation adjustment	1,541	(2,858)	1,986	(4,964)
Change in unrealized gain on marketable securities	(98)	61	276	(150)

	1,443	(2,797)	2,262	(5,114)

Comprehensive income	$27,452	$7,870	$40,345	$18,564

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	Six Months Ended
	June 30,
	2006	2005 (Revised)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$38,083	$23,678
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,949	12,352
Straight-line rent adjustments	(1,350)	(1,676)
Income from equity investments in excess of distributions received	10,009	(186)
Minority interest in income	1,028	1,014
Issuance of shares to affiliate in satisfaction of fees due	4,477	4,424
Increase (decrease) in prepaid and deferred rental income and security deposits	(1,407)	(4,076)
Realized gain on foreign currency transactions, net	(338)	(445)
Unrealized (gain) loss on foreign currency transactions, net	(229)	696
Unrealized gain on derivatives, net	(201)	(399)
Reversal of unrealized loss on derivatives	(229)	(7)
Realized loss (gain) on sale of securities and warrants	44	(2,192)
Gain from sale of real estate	(14,178)	(196)
Change in other operating assets and liabilities, net	868	(2,086)

Net cash provided by operating activities	52,526	30,901

CASH FLOWS FROM INVESTING ACTIVITIES:
Equity distributions received in excess of equity income	35,707	1,350
Capitalized expenditures	(164)	(50)
Proceeds from sale of real estate	35,512	2,000
Proceeds from sales of securities	2,986	7,000
Proceeds from sale of warrants	—	2,432
Funds placed in restricted account for future investment	(21,741)	—
Payment of deferred acquisition fees to an affiliate	(3,514)	(3,420)

Net cash provided by investing activities	48,786	9,312

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions paid	(26,274)	(25,835)
Proceeds from issuance of shares, net of costs	3,229	3,271
Proceeds from mortgages	12,000	—
Prepayment of mortgage principal	(24,167)	—
Payments of mortgage principal	(6,087)	(5,834)
Payment of financing costs	(156)	—
Purchase of treasury stock	(4,481)	(3,947)
Distributions to minority interest partner	(1,750)	(1,802)

Net cash used in financing activities	(47,686)	(34,147)

Effect of exchange rate changes on cash	99	(726)

Net increase in cash and cash equivalents	53,725	5,340
Cash and cash equivalents, beginning of period	37,871	36,395

Cash and cash equivalents, end of period	$91,596	$41,735

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share amounts)

Note 1.	Business

Corporate Property Associates 14 Incorporated (the “Company”) is a real estate investment trust (“REIT”) that invests in commercial properties leased to companies domestically and internationally. The primary source of the Company’s revenue is earned from leasing real estate, primarily on a triple net lease basis. Revenue is subject to fluctuation because of lease expirations, lease terminations, the timing of new lease transactions, tenant defaults and sales of properties. As of June 30, 2006, the Company’s portfolio consisted of 234 properties leased to 72 tenants and totaling approximately 23.7 million square feet. The Company was formed in 1997 and is managed by W. P. Carey & Co. LLC and its subsidiaries (the “advisor”). As a REIT, the Company is not subject to U.S. federal income taxation as long as it satisfies certain requirements relating to the nature of the Company’s income, the level of the Company’s distributions and other factors.

Proposed Merger

On June 29, 2006, the boards of directors of the Company and Corporate Property Associates 12 Incorporated (“CPA®:12”) announced that they had each unanimously approved a definitive agreement under which the Company will acquire CPA®:12’s business, subject to the approval of the shareholders of the Company and of CPA®:12. A joint proxy/registration statement was filed with the United States Securities and Exchange Commission (“SEC”) on July 25, 2006 relating to the merger. The Company and CPA®:12 are currently awaiting comments from the SEC. The closing of the merger is also subject to customary closing conditions. The Company currently expects that the closing will occur late in the fourth quarter of 2006 at the earliest, although there can be no assurance of such timing. Prior to the proposed merger and contingent upon its approval, CPA®:12 will also sell certain of its properties or interests in properties to the advisor which have remaining lease terms of eight years or less and therefore do not meet the Company’s investment objectives. As described in the joint proxy/registration statement, CPA®:12’s shareholders have the option of receiving shares in the Company at a ratio of 0.8692 per share of CPA®:12’s common stock or cash proceeds of $10.30 per share. The value per share is based on a third party valuation of CPA®:12 as of December 31, 2005 and subsequently adjusted to reflect the Starmark Holdings restructuring (see Note 5). As of June 30, 2006, CPA®:12 had approximately 31,168,000 shares outstanding. If the proposed merger is approved and all CPA®:12 shareholders elect to exchange their shares for the Company’s shares, such shares would represent approximately 28.3% of the outstanding shares of the Company following the merger. Legal and other merger related fees totaling $607 have been capitalized by the Company during the six months ended June 30, 2006.

A subsidiary of the advisor has agreed to indemnify the Company if it were to suffer certain losses arising out of a breach by CPA®:12 of its representations and warranties under the merger agreement and having a material adverse effect on the Company after the merger, up to the amount of fees received by such subsidiary of the advisor in connection with the merger. The advisor has also agreed to waive any acquisition fees payable after the merger by the Company under its advisory agreement with the advisor in respect of the properties being acquired in the merger and has also agreed to waive any disposition fees that may subsequently be payable by the Company to the advisor upon a sale of such assets.

Distribution

In addition to its quarterly distribution, the Company declared a special distribution of $.45 per share in June 2006 , which was paid in July 2006, totaling approximately $30,836, out of proceeds received on the sale of two properties.

Note 2.	Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

information and with the instructions to Article 10 of Regulation S-X of the SEC. Accordingly, they do not include all information and notes required by generally accepted accounting principles in the United States of America for complete financial statements. All significant intercompany balances and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results of the interim periods presented have been included. The results of operations for the interim periods are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

Principles of Consolidation

The accompanying consolidated financial statements include all accounts of the Company, and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as minority interest as of and during the periods consolidated.

When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls. Entities that the Company accounts for under the equity method (i.e. at cost, increased or decreased by the Company’s share of earnings or losses, less distributions) include (i) entities that are VIEs and of which the Company is not deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company does not control, but over which the Company has the ability to exercise significant influence. The Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

Information about International Geographic Areas

The Company has international investments in Finland, France, The Netherlands and the United Kingdom. These investments accounted for lease revenues (rental income and interest income from direct financing leases) of $5,368 and $5,265 for the three months ended June 30, 2006 and 2005, respectively, and $10,491 and $10,607 for the six months ended June 30, 2006 and 2005, respectively. As of June 30, 2006 and December 31, 2005, long-lived assets related to international investments were $183,486 and $175,255, respectively.

Reclassifications and Revisions

Certain prior period amounts have been reclassified to conform to current year presentation. The financial statements included in this Form 10-Q have been adjusted to reflect the disposition of certain properties as discontinued operations for all periods presented (see Note 9). The Company has revised its consolidated statement of cash flows for the six months ended June 30, 2005 to present the operating portion of the cash flows attributable to our discontinued operations on a combined basis.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments an Amendment of FASB No. 133 and 140” (“SFAS 155”). The purpose of SFAS No. 155 is to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. The provisions of

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

FAS 155 will be effective for the Company as of the beginning of its 2007 fiscal year. The Company is currently evaluating the impact of adopting FAS 155 on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the Company recognize in its consolidated financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The provisions of FIN 48 will be effective for the Company as of the beginning of its 2007 fiscal year. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

Note 3.	Transactions with Related Parties

Pursuant to an advisory agreement between the Company and the advisor, the advisor performs certain services for the Company including the identification, evaluation, negotiation, purchase and disposition of property, the day-to-day management of the Company and the performance of certain administrative duties. The advisory agreement between the Company and the advisor provides that the advisor will receive an asset management fee. The fee is 1% of average invested assets as defined in the advisory agreement, 1/2 of which (the “performance fee”) is subordinated to the performance criterion, a cumulative rate of cash flow from operations of 7%. Effective in 2005, the advisory agreement was amended to allow the advisor to elect to receive restricted common stock for any fees due from the Company. For 2006 and 2005, the advisor has elected to receive the performance fees through the issuance of restricted shares of common stock in the Company.

The advisor is also reimbursed for the allocated cost of personnel needed to provide administrative services necessary to the operations of the Company. The Company incurred base asset management fees of $2,185 and $2,259 for the three months ended June 30, 2006 and 2005, respectively, and $4,397 and $4,526 for the six months ended June 30, 2006 and 2005, respectively, with performance fees in like amounts, both of which are included in property expenses in the accompanying consolidated financial statements. For the three months ended June 30, 2006 and 2005, the Company incurred personnel reimbursements of $669 and $730, respectively, and $1,393 and $1,398 for the six months ended June 30, 2006 and 2005, respectively, which are included in general and administrative expenses in the accompanying consolidated financial statements.

Fees are payable to the advisor for services provided to the Company relating to the identification, evaluation, negotiation, financing and purchase of properties. A portion of such fees is deferred and is payable in equal installments each January over no less than eight years following the first anniversary of the date a property was purchased. Such deferred fees are only payable if the performance criterion is met. The unpaid portion of the deferred fees bears interest at an annual rate of 6% from the date of purchase until paid. No such fees were incurred during the six months ended June 30, 2006 and 2005. An annual installment of $3,514 in deferred fees was paid to the advisor in January 2006.

The Company owns interests in entities which range from 11.54% to 90% and a jointly-controlled 50% tenancy-in-common interest in two properties subject to a net lease, with the remaining interests generally held by affiliates.

The Company is a participant in an agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and for sharing the associated costs. Pursuant to the terms of the agreement, the Company’s share of rental, occupancy and leasehold improvement costs is based on the relative gross revenues of the affiliates. Expenses incurred for the three months ended June 30, 2006 and 2005 were $192 and $257, respectively, and $397 and $380 for the six months ended June 30, 2006 and 2005, respectively. The Company’s estimated current share of future annual minimum lease payments is $565 through 2016.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

Note 4.	Real Estate

Real estate which consists of land and buildings leased to others, at cost, and accounted for under the operating method is summarized as follows:

	June 30,	December 31,
	2006	2005

Cost	$1,039,320	$1,050,368
Less: Accumulated depreciation	(120,711)	(106,731)

	$918,609	$943,637

In June 2006, the Company entered into an agreement with a third party in connection with a property in York, Pennsylvania. Under the terms of the agreement, the Company’s existing warehouse facility will be demolished and the existing land will be redeveloped as part of the construction of a new retail shopping center. In connection with demolishing the property, the Company recognized a charge to depreciation expense of $3,730 to fully depreciate the property. On completion of construction, the third party will transfer to the Company a newly constructed retail facility with a tenant in place. The outstanding limited recourse mortgage obligation of $3,859 was defeased as a result of entering into this transaction.

Note 5.	Equity Investments

The Company owns interests in single-tenant net leased properties leased to corporations (i) through non controlling interests in various partnerships and limited liability companies in which its ownership interests are 50% or less and the Company exercises significant influence, and (ii) as tenants-in-common subject to joint control. The ownership interests range from 11.54% to 50%. All of the underlying investments are owned with affiliates that have similar investment objectives as the Company. The lessees are Advanced Micro Devices, Inc., Compucom Systems, Inc., Textron, Inc., CheckFree Holdings, Inc., Special Devices, Inc., Applied Materials, Inc., True Value Company, Starmark Camhood, LLC (“Starmark”), U-Haul Moving Partners, Inc., Mercury Partners, LP. and Dick’s Sporting Goods. In June 2006, the Company entered into an agreement to restructure the master lease agreement with Starmark and sold its investment in the property leased to Clear Channel (see below).

Summarized combined financial information of the Company’s equity investees is as follows:

	June 30,	December 31,
	2006	2005

Assets (primarily real estate)	$887,467	$1,084,354
Liabilities (primarily mortgage notes payable)	(570,349)	(652,119)

Partners’ and members’ equity	$317,118	$432,235

Company’s share of equity investees’ net assets	$97,701	$143,417

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

	Six Months Ended June 30,
	2006	2005

Revenues (primarily rental income and interest income from direct financing leases)	$56,391	$58,147
Expenses (primarily interest on mortgages, including prepayment penalties, and depreciation)	(31,458)	(34,385)
Gain on sale of real estate(1)	40,622	—
Impairment charge(2)	(25,000)	—

Net income	$40,555	$23,762

Company’s share of net income from equity investments	$13,615	$7,742

(1)	In June 2006, a joint venture in which the Company and an affiliate hold 40% and 60% interests, respectively, sold a property in New York, New York leased to Clear Channel for $200,012, net of closing costs, and recognized a gain on the sale of $40,622, net of a $10,253 writeoff of unrecoverable receivables related to future stated rent increases. In connection with the sale, the venture repaid the existing limited recourse mortgage obligation of $81,166 and incurred a charge for prepayment penalties and related costs totaling $2,981. The Company’s pro rata share of the gain, which was $16,249, and the charge for prepayment penalties of $1,192 is included in income from equity investments in the accompanying consolidated financial statements.

(2)	In June 2006, the advisor’s asset operating committee approved a plan to restructure a master lease agreement with Starmark Holdings LLC (“Starmark Holdings”) (formerly the parent of Starmark) covering 15 properties owned by a venture between the Company and certain of its affiliates and leased to Starmark Holdings under a master lease agreement. The Company owns a 41% interest in this venture and accounts for this investment under the equity method of accounting on its financial statements. The Company’s interest in this investment had a carrying value of $18,697 as of June 30, 2006 and accounted for $(8,761) and $1,463 of income from equity investments for the six months ended June 30, 2006 and 2005, respectively. The loss for the current six-month period reflects the recognition of impairment charges totaling $25,000, of which the Company’s pro rata share is $10,250, as described below. Under the terms of the restructuring, the master lease agreement will be terminated and ten properties will be re-leased among three new tenants unaffiliated with Starmark Holdings. In addition, four properties under the master lease agreement will be sold to one of the new tenants, the proceeds of which will be retained by the tenant as a lease inducement relating to six of the properties, and one property will be held for use by the venture.

Upon termination of the master lease agreement, the venture expects to retain security deposits and prepaid rent totaling approximately $7,600 in cash (of which the Company’s pro rata share is approximately $3,100) and a lease termination payment, which is currently estimated to range between $6,500 and $10,500 (of which the Company’s pro rata share is approximately $2,700 to $4,300). The amount and timing of the receipt of the lease termination payment is contingent upon the net proceeds Starmark Holdings expects to receive from the disposition of certain of its assets. The security deposit, prepaid rent and lease termination payment will be recognized as income upon termination of the master lease agreement, which is currently anticipated to occur during 2006.

In connection with this restructuring, the venture defeased/repaid the existing debt of approximately $101,100 (of which the Company’s pro rata share is approximately $41,500) in July 2006 and expects to obtain new limited recourse financing of approximately $105,000 on the properties that will be re-leased (of which the Company’s pro rata share is approximately $43,000). The venture expects to incur prepayment penalties and related debt defeasance costs totaling approximately $10,800 (of which the Company’s pro rata share is

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

approximately $4,400), during the quarter ending September 30, 2006 and currently anticipates obtaining new financing during 2006.

As a result of approving the restructuring plan, the venture incurred charges totaling $25,000 during the three months ended June 30, 2006 to write off intangible assets of $18,678 on properties leased to Starmark Holdings and an impairment charge of $6,322 to reduce the carrying value of the four properties to be sold to their estimated fair values. The Company’s pro rata share of these charges totals $10,250.

The Company’s share of the effects of the venture’s transactions will be reflected as part of income from equity investments in its statements of income in the periods described.

Note 6.	Interest in Mortgage Loan Securitization

The Company is accounting for its subordinated interest in the Carey Commercial Mortgage Trust (“CCMT”) mortgage securitization as an available-for-sale marketable security, which is measured at fair value with all gains and losses from changes in fair value reported as a component of other comprehensive income as part of shareholders’ equity. As of June 30, 2006, the fair value of the Company’s interest was $6,196, reflecting an aggregate unrealized gain of $558 and cumulative net amortization of $394 ($49 for the six months ended June 30, 2006). The fair value of the Company’s interest in CCMT is determined using a discounted cash flow model with assumptions for market rates and the credit quality of the underlying lessees.

One of the key variables in determining the fair value of the subordinated interest is current interest rates. As required by SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, a sensitivity analysis of the current value of the interest based on adverse changes in market interest rates of 1% and 2% is as follows:

	Fair Value
	As of	1% Adverse	2% Adverse
	June 30, 2006	Change	Change

Fair value of the interest in CCMT	$6,196	$5,949	$5,714

The above sensitivity analysis is hypothetical and changes in fair value, based on a 1% or 2% variation, should not be extrapolated because the relationship of the change in assumption to the change in fair value may not always be linear.

Note 7.	Derivative Instruments

Derivative instruments include common stock warrants in certain tenant companies, which provide for net settlement, and a provision in a lease contract which provides the Company with an option to receive a portion of rent in U.S. dollars or the local currency.

For the three and six months ended June 30, 2006 and 2005, unrealized gains and losses on derivative instruments were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005

Unrealized gain (loss) on common stock warrants(1)	$10	$(1,999)	$201	$211
Unrealized (loss) gain on interest rate swap agreement(2)	—	(1)	229	195
Unrealized loss on foreign currency option(3)	(1)	3	(3)	(4)

	$9	$(1,997)	$427	$402

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

(1)	Includes the reversal in the three months ended June 30, 2005 of an unrealized gain of $2,199 recognized during the three months ended March 31, 2005 in connection with the approval of a redemption transaction by American Tire Distributors, Inc. of its outstanding warrants. The redemption transaction was completed in April 2005, at which time the Company recognized a realized gain of $2,192.

(2)	In connection with the retirement of an interest rate swap agreement during the six months ended June 30, 2006, the Company reversed a cumulative unrealized loss of $229 recognized during 2005. The interest rate swap agreement was retired at a cost of $147 following the payment of the remaining $8,677 balance of the related variable rate limited recourse mortgage obligation. The Company entered into the interest rate swap agreement for the purpose of fixing the interest rate on the limited recourse obligation for the term of that obligation; however, the swap agreement did not qualify as a hedge for financial accounting purposes and its changes in value have been reflected in earnings.

(3)	Included in gain (loss) on foreign currency transactions, net in the accompanying financial statements.

Note 8.	Commitments and Contingencies

As of June 30, 2006, the Company was not involved in any material litigation.

As previously reported, the advisor and Carey Financial, LLC (“Carey Financial”), the wholly-owned broker-dealer subsidiary of the advisor, are currently subject to an investigation by the SEC into payments made to third party broker-dealers and other matters.

In response to subpoenas and requests of the Division of Enforcement of the SEC (“Enforcement Staff”), the advisor and Carey Financial have produced documents relating to payments made to certain broker-dealers, both during and after the offering process, for certain of the REITs managed by the advisor (including Corporate Property Associates 10 Incorporated (“CPA®:10”), Carey Institutional Properties Incorporated (“CIP®”), CPA®:12, and Corporate Property Associates 15 Incorporated (“CPA®:15”)) as well as the Company, in addition to selling commissions and selected dealer fees.

Among the payments reflected in documents produced to the Enforcement Staff were certain payments, aggregating in excess of $9,600, made to a broker-dealer which distributed shares of the REITs. The expenses associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the REITs. Of these payments, CPA®:10 paid in excess of $40; CIP® paid in excess of $875; CPA®:12 paid in excess of $2,455; the Company paid in excess of $4,990; and CPA®:15 paid in excess of $1,240. In addition, other smaller payments by the REITs to the same and other broker-dealers have been identified aggregating less than $1,000.

Although no formal regulatory action has been initiated against the advisor or Carey Financial in connection with the matters being investigated, the Company expects the SEC may pursue such an action against either or both of them. The nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could have a material adverse effect on the advisor and Carey Financial and the magnitude of that effect would not necessarily be limited to the payments described above but could include other payments and civil monetary penalties. Any action brought against the advisor or Carey Financial could also have a material adverse effect on the Company because of the Company’s dependence on the advisor and Carey Financial for a broad range of services.

Several state securities regulators have sought information from Carey Financial relating to the matters described above. While one or more states may commence proceedings against Carey Financial in connection with these inquiries, the Company does not currently expect that these inquiries will have a material effect on the advisor or Carey Financial incremental to that caused by any SEC action.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands except share and per share amounts)

Note 9.	Discontinued Operations

In May 2006, the Company sold a property in Rochester, Minnesota to a third party for $35,512, net of selling costs and recognized a gain on the sale of $14,178. In connection with the sale, the Company prepaid the existing limited recourse mortgage loan of $11,631 and incurred prepayment penalties of $1,586.

In February 2005, the Company sold a property in Valencia, California formerly leased to a third party for $4,116, net of selling costs. In connection with this sale, the Company recognized a gain of $196.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations and gain or loss on sales of real estate for properties held for sale are reflected in the accompanying consolidated financial statements as discontinued operations for the three and six months ended June 30, 2006 and 2005 and are summarized as follows.

	Three Months Ended		Six Months Ended
	June 30, 2005		June 30, 2005
	2006	2005	2006	2005

Revenues (primarily rental revenues and other operating income)	$299	$605	$904	$1,429
Expenses (primarily interest on mortgages including prepayment penalties, depreciation and property expenses)	(2,059)	(351)	(2,405)	(776)
Gain on sale of real estate	14,178	—	14,178	196

Income from discontinued operations	$12,418	$254	$12,677	$849

Note 10.	Subsequent Event

In July 2006, the Company arranged for an unsecured line of credit of $150,000 with the ability to increase the line of credit up to $225,000 to be determined thirty one days prior to closing the line of credit, which is expected to occur on the date of the merger with CPA®:12 but no later than December 31, 2006. If the closing of the merger occurs subsequent to December 31, 2006, the Company expects to negotiate an extension of the line of credit. The line of credit will have a three year term and bear interest at the Company’s option of either LIBOR plus a margin ranging from 135 to 160 basis points, or a rate equal to the higher of the Prime Rate or the Federal Funds rate plus 0.5%, plus a margin of up to 12.5 basis points. The Company will incur a fee of between $1,013 and $1,350 at closing.

APPENDIX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
Dated as of June 29, 2006
by and among
CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED,
CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED,
CPA 14 ACQUISITION INC.,
CPI HOLDINGS INCORPORATED
and
CPA 12 MERGER SUB INC.

INDEX OF DEFINED TERMS

Acquisition	A-8
Acquisition Common Stock	A-51
Advisory Agreement	A-41
Affiliate	A-48
Agreement	A-8
Alternate Merger	A-8
Articles of Merger	A-9
Cash Exchange Ratio	A-9
CERCLA	A-18
Claim	A-40
Closing	A-9
Closing Date	A-9
Commitment	A-33
Common Stock Exchange Ratio	A-9
Competing Transaction	A-39
CPA	A-8
12	A-8
12 Bylaws	A-22
12 Charter	A-12
12 Common Stock	A-9
12 Disclosure Letter	A-23
12 Intangible Property	A-18
12 Leases	A-12
12 Material Adverse Effect	A-22
12 Material Contracts	A-21
12 Permits	A-15
12 Properties	A-19
12 Property	A-19
12 Property Restrictions	A-19
12 Rent Roll	A-20
12 SEC Documents	A-14
12 Stockholder Approval	A-21
12 Stockholder Meeting	A-13
12 Stockholders	A-9
12 Subsidiary	A-48
14	A-8
14 Break-Up Expenses	A-45
14 Bylaws	A-12
14 Charter	A-22
14 Common Stock	A-9
14 Disclosure Letter	A-12
14 Intangible Property	A-27
14 Leases	A-12
14 Material Adverse Effect	A-22

14 Material Contracts	A-31
14 Permits	A-24
14 Properties	A-29
14 Property	A-29
14 Property Restrictions	A-29
14 Rent Roll	A-30
14 SEC Documents	A-24
14 Stockholder Approval	A-31
14 Stockholder Meeting	A-23
14 Stockholders	A-23
14 Subsidiary	A-48
Dissenting Shares	A-9
Dissenting Stockholder	A-10
Effective Time	A-9
Employee Benefit Plans	A-48
Environmental Law	A-18
Exchange Act	A-14
Exchange Fund	A-10
Expense Amount	A-46
Form S-4	A-36
GAAP	A-14
Governmental Entity	A-11
Hazardous Material	A-18
Holdings	A-8
Holdings Common Stock	A-50
Indemnification Agreement	A-8
Indemnified Parties	A-40
IRS	A-49
Joint Proxy Statement/Prospectus	A-36
Knowledge	A-49
Law	A-49
Lien	A-12
Merger	A-8
Merger Consideration	A-9
Merger Sub	A-8
Merger Sub Common Stock	A-51
MGCL	A-8
Paying and Exchange Agent	A-10
PCBs	A-18
Person	A-49
Qualifying Income	A-46
REIT	A-16
Release	A-18
Reorganization Opinions	A-9
Sale Agreement	A-8

Sale of Assets	A-8
SEC	A-13
Securities Act	A-14
SOX Act	A-14
Special Distribution	A-8
Subsidiary	A-49
Superior Competing Transaction	A-39
Surviving Company	A-8, A-50
Takeover Statute	A-21
Tax	A-49
Tax Protection Agreement	A-49
Tax Return	A-49
Termination Date	A-44
Transaction Documents	A-13
Transfer and Gains Taxes	A-40
Voting Debt	A-49

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 29, 2006, by and among Corporate Property Associates 14 Incorporated, a Maryland corporation (“CPA:14”), Corporate Property Associates 12 Incorporated, a Maryland corporation (“CPA:12”), CPA 14 Acquisition Inc., a Maryland corporation (“Acquisition”), CPI Holdings Incorporated, a Maryland corporation (“Holdings”) and CPA 12 Merger Sub Inc., a Maryland corporation (“Merger Sub”).

RECITALS

A. Holdings, Acquisition, Merger Sub, CPA:12 and CPA:14 intend to, upon the terms and subject to the conditions set forth in this Agreement, merge CPA:12 with and into CPA:14, with CPA:14 continuing as the surviving entity in the merger (the “Merger”).

B. This Agreement has been approved by the respective boards of directors of CPA:12, CPA:14, Merger Sub, Holdings and Acquisition.

C. For U.S. federal income Tax purposes, it is intended that (a) the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (b) this Agreement constitutes, and is hereby adopted as, a plan of reorganization within the meaning of Section 354 of the Code, and (c) CPA:14 and CPA:12 will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

D. In the event CPA:14 and CPA:12 do not receive opinions of counsel that the Merger will qualify as a reorganization under the Code, (i) Merger Sub will be merged with and into CPA:12 whereupon CPA:12 will be the surviving company and Merger Sub will cease to exist and (ii) Acquisition will be merged with and into CPA:14 whereupon CPA:14 will be the surviving company and Acquisition will cease to exist (together, the “Alternate Merger”).

E. Prior to the Merger, CPA:12 intends (a) to sell the assets listed on Annex A to W. P. Carey & Co. LLC in exchange for cash and the assumption of debt (the “Sale of Assets”) pursuant to an Agreement for Sale and Purchase between the parties dated as of June 29, 2006 (the “Sale Agreement”), in substantially the form set forth as Exhibit A, and (b) to make a pro rata special distribution to the CPA:12 Stockholders of (i) the initial proceeds of the Sale of Assets and (ii) the right to receive the additional consideration contemplated by Section 6 of the Sale Agreement (collectively, the “Special Distribution”).

F. As a condition and inducement to the willingness of CPA:14 to enter into this Agreement and consummate the transactions contemplated hereby, CPA:14 has required Carey Asset Management Corp. to enter into an indemnification agreement, of even date herewith (the “Indemnification Agreement”), in substantially the form set forth as Exhibit B.

G. The parties desire to make certain representations, warranties and agreements in connection with the Merger.

AGREEMENT

In consideration of the premises and the mutual representations, warranties, covenants and agreements contained in this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

The Merger

Section 1.1.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 3-114 of the Maryland General Corporation Law (the “MGCL”) and subject to the applicability of Article X, CPA:12 shall be merged with and into CPA:14, with CPA:14 being the surviving entity (the “Surviving Company”).

Section 1.2.  Closing.  The closing (the “Closing”) of the Merger will take place commencing at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the third business day after satisfaction or waiver of the conditions set forth in Article V (the “Closing Date”), at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York 10019, unless another date or place is agreed to in writing by the parties hereto.

Section 1.3.  Effective Time.  Upon the terms and subject to the conditions set forth herein, as part of the Closing CPA:12 and CPA:14 shall execute Articles of Merger ( the “Articles of Merger”) in substantially the form attached hereto as Exhibit C and shall file such Articles of Merger in accordance with the MGCL with the State Department of Assessments and Taxation of Maryland and shall make all other filings and recordings required under such statute with respect to the Merger. The Merger shall become effective (the “Effective Time”) at such times as CPA:12 and CPA:14 shall agree should be specified in the Articles of Merger; provided, that such time does not exceed 30 days after the Articles of Merger are accepted for record. Unless otherwise agreed, the parties shall cause the Effective Time to occur on the Closing Date.

Section 1.4.  Charter and Bylaws.  The CPA:14 Charter and CPA:14 Bylaws as in effect immediately prior to the Effective Time of the Merger, shall, except for any required amendments, continue in full force and effect after the Merger as the charter and bylaws of the Surviving Company, until further amended in accordance with the respective terms of such charter and bylaws and applicable Maryland Law.

Section 1.5.  Merger Consideration.

(a) By virtue of the Merger and without any further action on the part of CPA:12, CPA:14, or any stockholder of CPA:12 (the “CPA:12 Stockholders”), each share of CPA:12’s common stock, $.001 par value per share (“CPA:12 Common Stock”), outstanding immediately prior to the Effective Time shall be cancelled and, in exchange for cancellation of such share, the rights attaching to such share shall be converted into the right to receive, at the election of each CPA:12 Stockholder, either: (i) subject to the application of Article X, that number of shares of CPA:14’s common stock, $.001 par value per share (“CPA:14 Common Stock”) equal to the product of (A) the number of shares of CPA:12 Common Stock owned by such CPA:12 Stockholder and (B) 0.8692 (the “Common Stock Exchange Ratio”) together with any cash in lieu of fractional shares; or (ii) an amount of cash equal to the product of (A) the number of shares of CPA:12 Common Stock owned by such CPA:12 Stockholder and (B) $10.30 (the “Cash Exchange Ratio”) (the “Merger Consideration”). CPA:12 Stockholders must make their election at the time they cast their vote either in favor of or against the Merger and such election may be revoked as set forth in the Joint Proxy Statement/Prospectus (as defined herein). CPA:12 Stockholders who do not vote with respect to the Merger or who abstain from voting with respect to the Merger will be deemed to have elected to receive CPA:14 Common Stock pursuant to Section 1.5(a)(i) above.

(b) At the Effective Time, all shares of CPA:12 Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of CPA:12 Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration described above.

(c) In the event counsels to CPA:12 and CPA:14 are unable to deliver the opinions set forth in Sections 5.2(f) and 5.3(f), respectively, that the transaction described in Section 1.1 through Section 1.5 will qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Reorganization Opinions”), then, in addition to the transactions contemplated by Section 1.1 through Section 1.5, the provisions of Article X shall apply. The provisions of Article X shall apply if and only if counsels to CPA:12 and CPA:14 are unable to deliver the Reorganization Opinions.

Section 1.6.  Dissenters Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, to the extent that the right to demand payment of fair value of the CPA:12 Common Stock in connection with the Merger is available under the MGCL, any outstanding shares of CPA:12 Common Stock (“Dissenting Shares”) held by a Dissenting Stockholder shall not be converted into the Merger Consideration but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the MGCL; provided, however, that each share of CPA:12 Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Stockholder who, after the Effective Time, withdraws his demand or fails to perfect or otherwise loses his right to receive payment of fair value, pursuant to the MGCL, shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, in the form of CPA:14 Common Stock, without interest. As used in this Agreement, “Dissenting Stockholder” means any record holder or beneficial owner of shares of CPA:12 Common Stock who is entitled to demand and receive payment of the fair value of such holder’s shares pursuant to Section 3-202 of the MGCL and who does not vote for the Merger and complies with all provisions of the MGCL (including all provisions of Section 3-203 of the MGCL) concerning the right of holders of shares of CPA:12 Common Stock to object to the Merger and obtain fair value for their shares.

(b) CPA:12 shall give CPA:14 (i) prompt notice of any demands for payment of fair value pursuant to the applicable provisions of the MGCL received by CPA:12, attempted withdrawals of such demands, and any other instruments served pursuant to the MGCL and received by CPA:12 relating to rights of appraisal and (ii) the opportunity to participate in and direct the conduct of all negotiations and proceedings with respect to demands for payment of fair value under the MGCL. CPA:12 shall not, except with the prior written consent of CPA:14, make any payment with respect to any such demands for payment of fair value, or settle, or offer to settle, or otherwise negotiate any such demands for payment of fair value.

Section 1.7.  Adjustments to Common Stock Ratio and Cash Exchange Ratio.  The Common Stock Ratio and Cash Exchange Ratio shall be adjusted to reflect fully the effect of any reclassification, combination, subdivision, share split, reverse split, share dividend (including any share dividend or distribution of securities convertible into CPA:12 Common Stock), reorganization, recapitalization or other like change with respect to CPA:12 Common Stock (or for which a record date is established) after the date hereof and prior to the Effective Time.

Section 1.8.  Recordation of Exchange; Payment of Merger Consideration.

(a) Delivery of CPA:14 Common Stock.  As soon as practicable following the Effective Time, CPA:14 shall cause the transfer agent for the CPA:14 Common Stock to record the transfer on the stock records of CPA:14 the amount of CPA:14 Common Stock issuable as Merger Consideration to each holder of CPA:12 Common Stock pursuant to proper election made by such holder pursuant to Section 1.5(a).

(b) Paying Agent and Exchange Agent.  Prior to the Effective Time, CPA:14 shall designate a bank or trust company reasonably acceptable to CPA:12 to act as agent for the payment of the Merger Consideration (the “Paying and Exchange Agent”). CPA:14 shall take all steps necessary to enable, and shall cause, the Surviving Company to provide to the Paying and Exchange Agent immediately following the Effective Time the cash portion of the Merger Consideration payable upon cancellation of the CPA:12 Common Stock pursuant to Section 1.5. The funds deposited with the Paying and Exchange Agent in respect of the Merger Consideration is hereinafter referred to as the “Exchange Fund.” As soon as practicable after the Effective Time, the Paying and Exchange Agent shall pay to each holder of CPA:12 Common Stock the amount of cash such holder is entitled to receive pursuant to proper election made by such holder pursuant to Section 1.5(a).

(c) No Interest.  No interest shall be paid or shall accrue on the Merger Consideration, or unpaid dividends declared in respect of the CPA:12 Common Stock and with a record date prior to the Effective Time and which remain unpaid at the Effective Time.

(d) No Further Ownership Rights.  All Merger Consideration paid by CPA:14 in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the CPA:12 Common Stock in respect of which such Merger Consideration was paid. At the close of business on the day on which the Effective Time occurs, the share transfer books of CPA:12 shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Company of the shares of CPA:12 Common Stock that were outstanding, immediately prior to the Effective Time.

(e) Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of CPA:12 Common Stock one year after the Effective Time shall be delivered to CPA:14 or its designated Affiliate, upon demand, and any holder of CPA:12 Common Stock who has not theretofore complied with this Article I shall thereafter look only to the Surviving Company or its successor in interest for payment of its claim for Merger Consideration.

(f) No Liability.  Neither CPA:14 nor the Surviving Company shall be liable to any person for any part of the Merger Consideration or for dividends or distributions with respect thereto delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares five years after the Effective Time or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Federal, state, local government, or agency or any court, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), shall, to the extent permitted by applicable Law, become the property of CPA:14 or its designated Affiliate free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g) Investment of Exchange Fund.  The Paying and Exchange Agent shall invest any cash included in the Exchange Fund, as directed by CPA:14, on a daily basis; provided, however, that such investments shall be in (i) obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) certificates of deposit maturing not more than 180 days after the date of purchase issued by a bank organized under the Laws of the United States or any state thereof having a combined capital and surplus of at least $3,000,000,000 or (iv) a money market fund having assets of at least $500,000,000. Any interest and other income resulting from such investments shall be the property of, and paid to, CPA:14 or its designated Affiliate.

(h) Withholding Rights.  The Surviving Company or the Paying and Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of CPA:12 Common Stock, such amounts as it is required to withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so withheld shall be paid over to the applicable Governmental Entity in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the former holder of a Certificate with respect to which such deduction and withholding was made.

(i) Fractional Shares.  No certificates for fractional shares of CPA:14 Common Stock shall be issued hereunder. To the extent that a holder of CPA:12 Common Stock would otherwise be entitled to receive a fraction of a share of CPA:14 Common Stock, computed on the basis of the aggregate number of shares of CPA:12 Common Stock held by such holder, such holder shall instead receive a cash payment in an amount equal to such fraction multiplied by $10.30.

(j) Directors.  Unless otherwise determined by the parties, the directors of CPA:12 and the directors of CPA:14 immediately prior to the Effective Time shall together be the directors of the Surviving Company, until duly removed or replaced in accordance with the Bylaws of the Surviving Company and the MGCL.

ARTICLE II

Representations and Warranties

Section 2.1.  Representations and Warranties of CPA:12.  CPA:12 represents and warrants to CPA:14 as follows:

(a) Organization, Standing and Corporate Power of CPA:12.  CPA:12 is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite trust power and authority to own, lease and operate its properties and to carry on its business as now being conducted. CPA:12 is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, (x) would not have, or would not be reasonably likely to have, a material adverse effect on the business, properties, financial condition or results of operations of CPA:12 and the CPA:12 Subsidiaries (as defined herein) taken as a whole or (y) would not, or would not be reasonably likely to, prevent or materially delay the performance by CPA:12 of its obligations under this Agreement or the consummation of the Merger or any other transaction contemplated by this Agreement (such effect, a “CPA:12 Material

Adverse Effect”), provided that as used in this Agreement, the parties agree that a CPA:12 Material Adverse Effect shall not include any change with respect to CPA:12 or any CPA:12 Subsidiary to the extent resulting from or attributable to (i) general national, international or regional economic, financial or political conditions or events, including, without limitation, the effects of terrorist acts that do not result in the destruction or material physical damage of a material portion of the CPA:12 Properties (as defined herein), (ii) the announcement, pendency or consummation of this Agreement or the other Transaction Documents or the transactions contemplated thereby or (iii) conditions generally affecting the securities markets or the industries in which CPA:12 and the CPA:12 Subsidiaries operate to the extent such conditions do not disproportionately affect CPA:12. CPA:12 has heretofore made available to CPA:14 complete and correct copies of its charter, as amended and supplemented to the date hereof (the “CPA:12 Charter”), and its bylaws, as amended to the date hereof (“CPA:12 Bylaws”).

(b) Subsidiaries.  Each CPA:12 Subsidiary that is a corporation is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each CPA:12 Subsidiary that is a partnership, limited liability company or trust is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each CPA:12 Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect. All outstanding shares of capital stock of each CPA:12 Subsidiary that is a corporation have been duly authorized, are validly issued, fully paid and nonassessable, and are not subject to any preemptive rights and are owned by CPA:12 or another CPA:12 Subsidiary, except as disclosed in Schedule 2.1(b) of the CPA:12 Disclosure Letter dated as of the date of this Agreement and delivered to CPA:14 in connection with the execution hereof (the “CPA:12 Disclosure Letter”), and are so owned free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (each, a “Lien” and collectively, “Liens”), except for Liens in connection with international transactions. All equity interests in each CPA:12 Subsidiary that is a partnership, limited liability company, trust or other entity, have been duly authorized and are validly issued and are owned by CPA:12 or another CPA:12 Subsidiary, except as disclosed in Schedule 2.1(b) of the CPA:12 Disclosure Letter, and are so owned free and clear of all Liens, except for Liens in connection with international transactions. Schedule 2.1(b) of the CPA:12 Disclosure Letter sets forth (A) all CPA:12 Subsidiaries and their respective jurisdictions of incorporation or organization and (B) each owner and the respective amount of such owner’s equity interest in each CPA:12 Subsidiary. Except as set forth on Schedule 2.1(b) of the CPA:12 Disclosure Letter, CPA:12 does not have any Subsidiaries or any equity investment or other interest in, nor has CPA:12 made advances or loans to, any corporation, association, partnership, joint venture or other entity.

(c) Capital Structure.

(i) As of the date of this Agreement, the authorized shares of common stock of CPA:12 consist of 40,000,000 shares of CPA:12 Common Stock, 31,167,902 of which are issued and outstanding. All outstanding shares of CPA:12 Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. All dividends or distributions on securities of CPA:12 or any CPA:12 Subsidiary that have been declared or authorized prior to the date of this Agreement have been paid in full.

(ii) Except as set forth in Schedule 2.1(c)(ii) of the CPA:12 Disclosure Letter, there are issued and outstanding or reserved for issuance: (1) no stock, Voting Debt or other voting securities or equity securities of CPA:12; (2) no securities of CPA:12 or any CPA:12 Subsidiary or securities or assets of any other entity convertible into or exchangeable for shares of stock, Voting Debt or other voting securities or equity securities of CPA:12 or any CPA:12 Subsidiary; and (3) no subscriptions, options, warrants, conversion rights, calls, performance stock awards, stock appreciation rights or phantom stock rights, rights of first refusal, rights (including preemptive rights), commitments or arrangements or agreements to which CPA:12 or any CPA:12 Subsidiary is a party or by which it is bound obligating CPA:12 or any CPA:12 Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of stock, Voting Debt or other voting securities of CPA:12 or of any CPA:12 Subsidiary, or obligating CPA:12 or any CPA:12 Subsidiary to grant, extend or enter into any such subscription, option, warrant, conversion right, call, performance stock award, stock appreciation right or phantom stock right, right of first refusal, right, commitment or arrangement or agreement.

(iii) There are no (x) stockholder agreements, voting trusts or other agreements or understandings relating to the voting of any shares of capital stock of CPA:12 or any CPA:12 Subsidiary or (y) agreements or understandings relating to the sale or transfer of any shares of CPA:12 or any ownership interests in any CPA:12 Subsidiary (other than those listed on Schedule 2.1(g) of the CPA:12 Disclosure Letter), in the case of (x) and (y) to which CPA:12 or any CPA:12 Subsidiary is a party other than as listed on Schedule 2.1(c)(iii) of the CPA:12 Disclosure Letter.

(iv) Except as set forth in Schedule 2.1(c)(iv) of the CPA:12 Disclosure Letter, no holder of securities in CPA:12 or any CPA:12 Subsidiary has any right to have such securities registered by CPA:12 or any CPA:12 Subsidiary, as the case may be. All prior issuances of securities by CPA:12 or any CPA:12 Subsidiary were, in all respects, made in compliance with all applicable Federal and state securities Laws.

(d) Authority; No Violations; Consents and Approval.

(i) The Board of Directors of CPA:12 has approved and declared advisable the Merger and the other transactions contemplated by the Transaction Documents and has authorized that the Merger be submitted for consideration at a special meeting of the CPA:12 Stockholders (the “CPA:12 Stockholder Meeting”). CPA:12 has all requisite power and authority to enter into this Agreement and all other documents to be executed in connection with the transactions contemplated thereby (each, a “Transaction Document” and collectively, the “Transaction Documents”) and, subject to receipt of the CPA:12 Stockholder Approval (as defined herein), to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby have been, or when executed will have been, duly authorized by all necessary action on the part of CPA:12, subject to receipt of the CPA:12 Stockholder Approval, and are enforceable in accordance with their terms, subject to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(ii) Assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Schedule 2.1(d)(ii) of the CPA:12 Disclosure Letter are duly and timely obtained or made and the CPA:12 Stockholder Approval has been obtained, the execution and delivery of the Transaction Documents by CPA:12 do not, and the consummation of the transactions contemplated thereby, and compliance with the provisions hereof or thereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of CPA:12 or any of the CPA:12 Subsidiaries under or require the consent or approval of any third party under, any provision of (A) the CPA:12 Charter or the CPA:12 Bylaws or any provision of the comparable charter or organizational documents of any of the CPA:12 Subsidiaries, (B) any CPA:12 Material Contract (as defined herein) (it being understood that no representation is being given as to whether the Surviving Company and the CPA:12 Subsidiaries will be in compliance with any financial covenants contained therein following the Merger) or (C) any judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to CPA:12 or any of the CPA:12 Subsidiaries, or any of their respective properties or assets, other than, in the case of clauses (B) or (C), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity, is required by or with respect to CPA:12 or any of the CPA:12 Subsidiaries in connection with the execution and delivery of the Transaction Documents by CPA:12 or the consummation by CPA:12 or the applicable CPA:12 Subsidiaries of the transactions contemplated thereby, except for: (A) the filing with the Securities and Exchange Commission (the “SEC”) of (1) (a) the Joint Proxy Statement/

Prospectus or (b) other documents otherwise required in connection with the transactions contemplated hereby and (2) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with the Transaction Documents and the transactions contemplated thereby; (B) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the State Department of Assessments and Taxation of Maryland; (C) such filings and approvals as may be required by any applicable Environmental Laws (as defined herein) and (D) any such consent, approval, order, authorization, registration, declaration, filing or permit that the failure to obtain or make individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect.

(e) SEC Documents.

(i) CPA:12 has made available to CPA:14 (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by CPA:12 with the SEC since January 1, 2003 (the “CPA:12 SEC Documents”) which are all of the documents required to have been filed by CPA:12 with the SEC since that date. As of their respective dates, the CPA:12 SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act or the Sarbanes-Oxley Act of 2002 (the “SOX Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such CPA:12 SEC Documents and none of the CPA:12 SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later CPA:12 SEC Documents filed and publicly available prior to the date of this Agreement. CPA:12 does not have any outstanding and unresolved comments from the SEC with respect to the CPA:12 SEC Documents. The consolidated financial statements of CPA:12 and CPA:12 Subsidiaries included in the CPA:12 SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of CPA:12 and the CPA:12 Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of CPA:12 and the CPA:12 Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later CPA:12 SEC Documents filed and publicly available prior to the date of this Agreement. No CPA:12 Subsidiary is required to make any filing with the SEC.

(ii) CPA:12 maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) access to assets is permitted only in accordance with management’s general or specific authorization and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(iii) CPA:12’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that (A) all information (both financial and non-financial) required to be disclosed by CPA:12 in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (B) all such information is accumulated and communicated to CPA:12’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of CPA:12 required under the Exchange Act with respect to such reports.

(iv) Since December 31, 2005, CPA:12 has not received any notification of (A) a “significant deficiency” or (B) a “material weakness” in CPA:12’s internal controls. For purposes of this Agreement, the terms

“significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(f) Absence of Certain Changes or Events.  Except as disclosed or reflected in the CPA:12 SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Schedule 2.1(f) of the CPA:12 Disclosure Letter, since December 31, 2005 there has not been: (i) (A) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to any of CPA:12’s capital stock except for regular quarterly dividends on the CPA:12 Common Stock; (B) any amendment of any term of any outstanding equity security of CPA:12 or any CPA:12 Subsidiary; (C) any repurchase, redemption or other acquisition by CPA:12 or any CPA:12 Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, CPA:12 or any CPA:12 Subsidiary, except pursuant to CPA:12’s regular redemption program; (D) any change in any method of accounting or accounting practice or any Tax method, practice or election by CPA:12 or any CPA:12 Subsidiary that would materially adversely affect its assets, liabilities or business, except insofar as may have been required by a change in applicable Law or GAAP; (E) any CPA:12 Material Adverse Effect or (F) any incurrence, assumption or guarantee by CPA:12 or any CPA:12 Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business consistent with past practices.

(g) No Undisclosed Material Liabilities.  Except as disclosed in the CPA:12 SEC Documents, as set forth in Schedule 2.1(g) of the CPA:12 Disclosure Letter or as otherwise would not reasonably be expected to have a CPA:12 Material Adverse Effect, there are no liabilities of CPA:12 or any of the CPA:12 Subsidiaries of a nature that would be required under GAAP to be set forth on the financial statements of CPA:12 or the notes thereto, other than: (i) liabilities adequately provided for on the balance sheet of CPA:12 dated as of December 31, 2005 (including the notes thereto) as required by GAAP or (ii) liabilities incurred in the ordinary course of business subsequent to December 31, 2005. Schedule 2.1(g) of the CPA:12 Disclosure Letter sets forth, with respect to CPA:12 and the CPA:12 Subsidiaries, a complete list of all capitalized lease obligations and other indebtedness to any Person which is outstanding as of the date of this Agreement, other than individual items of indebtedness in a principal amount less than $1,000,000. For purposes of this Section 2.1(g), “indebtedness” means, with respect to any Person, without duplication (i) all obligations of such Person for borrowed money or obligations with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid, (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such Person’s business, consistent with past practice), (vi) all capitalized lease obligations of such Person other than leases for office and computer equipment incurred in the ordinary course of business, (vii) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (viii) all letters of credit issued for the account of such Person, and (ix) all guarantees and arrangements having the economic effect of a guarantee of such Person of any indebtedness of any other Person.

(h) No Default.  None of CPA:12 or any of the CPA:12 Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the CPA:12 Charter or the CPA:12 Bylaws or the comparable charter or organizational documents of any of the CPA:12 Subsidiaries, (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which CPA:12 or any of the CPA:12 Subsidiaries is a party or by which CPA:12, any of the CPA:12 Subsidiaries or any of their respective properties or assets is bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to CPA:12 or any of the CPA:12 Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect.

(i) Compliance with Applicable Laws.  Except for environmental matters, which are addressed in Section 2.1(o), CPA:12 and the CPA:12 Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “CPA:12 Permits”), except where the failure so to hold such CPA:12 Permits, individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect. CPA:12 and the CPA:12 Subsidiaries are in compliance with the terms of the CPA:12 Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect. Except as disclosed in the CPA:12 SEC Documents, the businesses of CPA:12 and the CPA:12 Subsidiaries are not being conducted in violation of any Law, except for violations which, individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect. No investigation or review by any Governmental Entity with respect to CPA:12 or any CPA:12 Subsidiary is pending or, to CPA:12’s Knowledge, threatened, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect.

(j) Litigation.  Except as disclosed in Schedule 2.1(j) of the CPA:12 Disclosure Letter or the CPA:12 SEC Documents, there is no suit, action or proceeding pending or, to the Knowledge of CPA:12, threatened against or affecting CPA:12 or any CPA:12 Subsidiary or any of their respective properties or assets that, individually or in the aggregate, would reasonably be expected to have a CPA:12 Material Adverse Effect or materially adversely affect the right or ability of CPA:14 or its Affiliates to own and operate the business and assets of CPA:12 or any CPA:12 Subsidiary.

(k) Taxes.  (i) Each of CPA:12 and the CPA:12 Subsidiaries has timely filed all material Tax Returns (as defined herein) required to be filed by it (after giving effect to any valid extension to file). Each such Tax Return is true, correct and complete in all material respects. CPA:12 and each CPA:12 Subsidiary has paid (or CPA:12 has paid on its behalf), all material Taxes required to be paid. All material Taxes which CPA:12 or the CPA:12 Subsidiaries are required by Law to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and sales, gross receipts and use Taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities within the time period prescribed by Law. The most recent audited financial statements contained in the CPA:12 SEC Documents filed with the SEC prior to the date of this Agreement reflect an adequate reserve in accordance with GAAP for all material Taxes payable by CPA:12 and the CPA:12 Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. CPA:12 and each CPA:12 Subsidiary has established (and until the Closing Date shall continue to establish and maintain) on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable. Since December 31, 2005, CPA:12 has incurred no liability for any material Taxes under Sections 857(b), 860(c) or 4981 of the Code, IRS Notice 88-19, Treasury Regulation Section 1.337(d)-5, or Treasury Regulation Section 1.337(d)-6 including, without limitation, any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither CPA:12 nor any of the CPA:12 Subsidiaries has incurred any material liability for Taxes other than in the ordinary course of business and other than transfer or similar Taxes arising in connection with the sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed upon CPA:12 or any CPA:12 Subsidiary. Neither CPA:12 nor any CPA:12 Subsidiary is the subject of any audit, examination, or other proceeding in respect of Federal income Taxes; to the Knowledge of CPA:12, no audit, examination or other proceeding in respect of Federal income Taxes involving CPA:12 or any CPA:12 Subsidiary is being considered by any Tax authority; and no audit, examination or proceeding in respect of Federal income Taxes involving CPA:12 or any CPA:12 Subsidiary has occurred since December 31, 2000. No deficiencies for any Taxes have been asserted or assessed in writing (or to the Knowledge of CPA:12 or any CPA:12 Subsidiary, proposed) against CPA:12 or any of the CPA:12 Subsidiaries, including claims by any taxing authority in a jurisdiction where CPA:12 or any CPA:12 Subsidiary does not file Tax Returns but in which any of them is or may be subject to taxation, which individually or in the aggregate would be material, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. There are no Liens for Taxes upon the assets of CPA:12 or the CPA:12 Subsidiaries except for statutory Liens for Taxes not yet due or payable and, for which appropriate reserves have been established on their respective financial statements in accordance with GAAP.

(ii) CPA:12 (A) for each taxable year beginning with its taxable year ended on December 31, 1994, has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of the Code and has satisfied the requirements to qualify as a REIT for such years, (B) has operated, and intends to continue to operate, consistent with the requirements for qualification and taxation as a REIT through the Effective Time and (C) has not taken or omitted to take any action which could reasonably be expected to result in the loss of its qualification as a REIT, and no such challenge is pending, or to CPA:12’s Knowledge, threatened. Each CPA:12 Subsidiary which is a partnership, joint venture or limited liability company has since its acquisition by CPA:12 (A) been classified for Federal income Tax purposes as a partnership or treated as a disregarded entity and not as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code, and (B) not owned any assets (including, without limitation, securities) that would cause CPA:12 to violate Section 856(c)(4) of the Code. Each CPA:12 Subsidiary which is a corporation, and each other issuer of securities in which CPA:12 holds securities (within the meaning of Section 856(c) of the Code but excluding “straight debt” of issuers as described in Section 856(c)(7) of the Code) having a value of more than 10 percent of the total value of the outstanding securities of such issuer, has since its acquisition by CPA:12 been a REIT, a qualified REIT subsidiary under Section 856(i) of the Code or a taxable REIT subsidiary under Section 856(l) of the Code or otherwise qualified as a “real estate asset” within the meaning of Section 856(c)(5)(B) of the Code. Neither CPA:12 nor any CPA:12 Subsidiary holds any asset (x) the disposition of which would be subject to rules similar to Section 1374 of the Code as announced in IRS Notice 88-19 or Treasury Regulation Section 1.337(d)-5 or Treasury Regulation Section 1.337(d)-6 or (y) that is subject to a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder.

(iii) As of the date of this Agreement, CPA:12 does not have any earnings and profits attributable to CPA:12 or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(iv) None of CPA:12 or any of the CPA:12 Subsidiaries is (i) subject, directly or indirectly, to any Tax Protection Agreement or (ii) in violation of or in default under any Tax Protection Agreement.

(v) As of the date hereof, CPA:12 is a “domestically-controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

(vi) Neither CPA:12 nor any CPA:12 Subsidiary is a party to any Tax allocation or sharing agreement or has changed any method of accounting for Tax purposes.

(vii) CPA:12 does not have any liability for the Taxes of any person other than CPA:12 and the CPA:12 Subsidiaries and the CPA:12 Subsidiaries do not have any liability for the Taxes of any person other than CPA:12 and the CPA:12 Subsidiaries (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, (C) by contract or (D) otherwise.

(viii) Neither CPA:12 nor any CPA 12 Subsidiary (x) has requested, received or is subject to any written ruling of a Governmental Entity related to Taxes or has entered into any written and legally binding agreement with a Governmental Entity relating to Taxes or (y) has engaged in any transaction of which it has made (or was required to make) disclosure to any Governmental Entity to avoid the imposition of any penalties related to Taxes.

(l) Pension and Benefit Plans.  Except as set forth in the CPA:12 SEC Documents, neither CPA:12 nor any CPA:12 Subsidiary maintains or has maintained any Employee Benefit Plans or has any obligations or liabilities in respect of Employee Benefit Plans. CPA:12 has no employees. None of the agreements to which CPA:12 or any of the CPA:12 Subsidiaries is a party, would, individually or in the aggregate, constitute excess parachute payments (as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof)) or would exceed the amount deductible pursuant to Section 162(m) of the Code.

(m) Information Supplied.  None of the information supplied or to be supplied by CPA:12 in writing for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) in the case of the Joint Proxy Statement/Prospectus, at the time of the mailing thereof or at the time the CPA:12 Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will (with respect to CPA:12, its officers, directors and the CPA:12 Subsidiaries) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by CPA:14.

(n) Intangible Property.  CPA:12 and the CPA:12 Subsidiaries own, possess or have adequate rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of CPA:12 and the CPA:12 Subsidiaries (collectively, the “CPA:12 Intangible Property”), except where the failure to possess or have adequate rights to use such properties, individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect. All of the CPA:12 Intangible Property is owned or licensed by CPA:12 or the CPA:12 Subsidiaries free and clear of any and all Liens, except those that, individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect, and neither CPA:12 nor any such CPA:12 Subsidiary has forfeited or otherwise relinquished any CPA:12 Intangible Property which forfeiture has resulted in, individually or in the aggregate, or would reasonably be expected to result in a CPA:12 Material Adverse Effect. To the Knowledge of CPA:12, the use of CPA:12 Intangible Property by CPA:12 or the CPA:12 Subsidiaries does not in any material respect, conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor, of any other Person, and there have been no claims made, and neither CPA:12 nor any of the CPA:12 Subsidiaries has received any notice of any claim or otherwise knows that any of the CPA:12 Intangible Property is invalid or conflicts with the asserted rights of any other Person or has not been used or enforced or has failed to have been used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the CPA:12 Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that, individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect.

(o) Environmental Matters.  For purposes of this Agreement, (x) “Environmental Law” means any Law of any Governmental Entity relating to human health, safety or protection of the environment, including, but not limited to, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) and (y) “Hazardous Material” means (A) any petroleum or petroleum products, regulated radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, and transformers and other equipment that contain dielectric fluid containing greater than 50 parts per million polychlorinated biphenyls (“PCBs”); or (B) any chemicals, materials, substances or wastes which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import, under any applicable Environmental Law. Except as disclosed in Schedule 2.1(o) of the CPA:12 Disclosure Letter, the CPA:12 SEC Documents or in the environmental audits/reports listed therein or except as would not reasonably be expected to have a CPA:12 Material Adverse Effect:

(i) None of CPA:12 or the CPA:12 Subsidiaries has received written notice that any administrative or compliance order has been issued that is still in effect, any complaint has been filed that remains unresolved, any penalty has been assessed that has not been paid and any investigation or review is pending or threatened by any Governmental Entity with respect to any alleged failure by CPA:12 or any CPA:12 Subsidiary to have any permit required under any applicable Environmental Law or with respect to any treatment, storage, recycling, transportation, disposal or “release” (as defined in 42 U.S.C. (S) 9601(22) (“Release”)) by CPA:12 or any CPA:12 Subsidiary of any Hazardous Material in material violation of any Environmental Law.

(ii) To the Knowledge of CPA:12, except in material compliance with applicable Environmental Laws, (A) there are no asbestos-containing materials present on any property owned or operated by CPA:12 or any CPA:12 Subsidiary, (B) there are no regulated levels of PCBs present on any property owned or operated by CPA:12 or any CPA:12 Subsidiary, and (C) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials currently present on any property owned or operated by CPA:12 or any CPA:12 Subsidiary.

(iii) None of CPA:12 or any CPA:12 Subsidiary has received written notice of a claim, that has not been resolved, to the effect that it is liable to a third party, including a Governmental Entity, as a result of a Release of a Hazardous Material into the environment in material violation of any Environmental Law at any property currently or formerly owned or operated by CPA:12 or a CPA:12 Subsidiary.

(iv) None of CPA:12 or any CPA:12 Subsidiary has received written notice of (A) any Liens arising under or pursuant to any applicable Environmental Law on any CPA:12 Property or (B) any action taken which could subject any CPA:12 Property to such Liens. To the Knowledge of CPA:12, no such action is in process. CPA:12 and the CPA:12 Subsidiaries currently do not have any duty under any applicable Environmental Law to place any restriction relating to the presence of Hazardous Material at any CPA:12 Property.

(v) None of CPA:12 or the CPA:12 Subsidiaries has transported or arranged for the transportation of any Hazardous Material to any location which, to the Knowledge of CPA:12, is the subject of any action, suit or proceeding that could be reasonably expected to result in claims against CPA:12 or the CPA:12 Subsidiaries related to such Hazardous Material for clean-up costs, remedial work, damages to natural resources or personal injury claims, including but not limited to claims under CERCLA and the rules and regulations promulgated thereunder.

(vi) CPA:12 and the CPA:12 Subsidiaries have made notification of Releases of a Hazardous Material where required by applicable Environmental Law, and no property now or, to the Knowledge of CPA:12, previously owned or operated by CPA:12 or the CPA:12 Subsidiaries is listed or, to the Knowledge of CPA:12, proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar list of sites under any Environmental Law of any other Governmental Entity where such listing requires active investigation or clean-up.

(vii) CPA:12 and the CPA:12 Subsidiaries have not entered into any agreements to provide indemnification to any third party purchaser pursuant to Environmental Laws in relation to any property or facility previously owned or operated by CPA:12 and the CPA:12 Subsidiaries.

(viii) None of CPA:12 or the CPA:12 Subsidiaries has in its possession or control any environmental assessment or investigation reports prepared within the last four years that (A) have not been provided to CPA:14 prior to the execution of this Agreement or (B) that disclose a material environmental condition with respect to the CPA:12 Properties which is not being addressed or remediated or has not been addressed or remediated or been made the subject of an environmental insurance policy listed in Schedule 2.1(q) of the CPA:12 Disclosure Letter, except for such reports that (1) contain information regarding the environmental condition of any such property that has been provided to CPA:14 or (2) reflect the results of an asbestos survey and/or abatement work performed in the ordinary course of renovation or demolition activities.

(p) Properties.

(i) (A) Except as listed in Schedule 2.1(p)(i) of the CPA:12 Disclosure Letter, CPA:12 or a CPA:12 Subsidiary owns fee simple title to or has a valid leasehold interest in, or has an interest in an entity that owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected on the most recent balance sheet of CPA:12 included in the CPA:12 SEC Documents (each, a “CPA:12 Property” and collectively, the “CPA:12 Properties”), which are all of the real estate properties owned or leased by them, in each case free and clear of Liens except for (1) debt and other matters identified on Schedule 2.1(p)(i) of the CPA:12 Disclosure Letter, (2) inchoate mechanics’, workmen’s, repairmen’s and other inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business, (3) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured; (4) (x) all matters disclosed on existing title policies or (y) as would be disclosed on current title reports, zoning reports or surveys and would not have a material adverse effect on the value or use of the affected property (excluding outstanding indebtedness); (5) real estate Taxes and special assessments not yet due and payable which are being contested in good faith in the ordinary course of business and (6) Liens that would not cause a material adverse effect on the value or use of the affected property;

(B) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, the CPA:12 Properties are not subject to any rights of way, written agreements, Laws, ordinances and regulations affecting building use or occupancy, or reservations of an interest in title (collectively, “CPA:12 Property Restrictions”), except for (1) CPA:12 Property Restrictions imposed or promulgated by Law with respect to real property, including zoning regulations, which would not reasonably be expected to have a material adverse effect on the value or use of the affected property, (2) leases, easement agreements and all matters disclosed on existing title policies, title reports, zoning reports or surveys or as would be disclosed on current title reports, title policies, zoning reports or surveys (excluding outstanding indebtedness) and (3) real estate Taxes and special assessments;

(C) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, none of CPA:12 or a CPA:12 Subsidiary has received written notice to the effect that there are any (1) condemnation or rezoning proceedings that are pending or, to the Knowledge of CPA:12 and the CPA:12 Subsidiaries, threatened with respect to any material portion of any of the CPA:12 Properties or (2) zoning, building or similar Laws or orders that are presently being violated or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CPA:12 Properties or by the continued maintenance, operation or use of the parking areas located thereon or appurtenant thereto or used in connection therewith;

(D) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, none of CPA:12 or any CPA:12 Subsidiary has received written notice that it is currently in default or violation of any CPA:12 Property Restrictions; and

(E) except for the owners of the CPA:12 Properties in which CPA:12, any CPA:12 Subsidiary or any joint venture involving CPA:12 or the CPA:12 Subsidiaries listed on Schedule 2.1(b) of the CPA:12 Disclosure Schedule has a leasehold interest, no Person (other than CPA:12, a CPA:12 Subsidiary or any joint venture involving CPA:12 or the CPA:12 Subsidiaries listed on Schedule 2.1(b) of the CPA:12 Disclosure Letter) has any ownership interest in any of the CPA:12 Properties.

(ii) Except as would not reasonably be expected to have a CPA:12 Material Adverse Effect, all properties currently under development or construction by CPA:12 or the CPA:12 Subsidiaries and all properties currently under contract for acquisition, development or commencement of construction as of the date of this Agreement by CPA:12 and the CPA:12 Subsidiaries are listed as such in Schedule 2.1(p)(ii) of the CPA:12 Disclosure Letter.

(iii) Schedule 2.1(p)(iii) of the CPA:12 Disclosure Letter sets forth the rent roll for each of the CPA:12 Properties (the “CPA:12 Rent Roll”) as of June 1, 2006 including any leases which have been executed for which the term has not yet commenced. Except as disclosed in Schedule 2.1(p)(iii) of the CPA:12 Disclosure Letter and for discrepancies that, either individually or in the aggregate, would not reasonably be expected to have a CPA:12 Material Adverse Effect, (1) the information set forth in the CPA:12 Rent Roll is true, correct and complete as of the date thereof; (2) no brokerage fees, commissions or any similar payments are owed or payable by the lessor under any of the leases listed on the CPA:12 Rent Roll (the “CPA:12 Leases”) to any third party in connection with the existence or execution thereof, or in connection with any renewal, expansion or extension of any CPA:12 Lease which has occurred prior to, or may occur after, the date hereof; (3) to the Knowledge of CPA:12, all work to be performed by any party to any of the CPA:12 Leases has been completed and fully paid for; (4) no tenants under the CPA:12 Leases are entitled to any free rent, abatement of rent or similar concession, nor to CPA:12’s Knowledge, to any claim of any offset or defense against the payment of rent; and (5) no person other than those identified on the CPA:12 Rent Roll (and those claiming by, through or under them) is in occupancy of any portion of any CPA:12 Property.

(iv) Schedule 2.1(p)(iv) of the CPA:12 Disclosure Letter lists (1) all agreements existing as of the date of this Agreement to which CPA:12 or any CPA:12 Subsidiary is a party providing (x) for the sale of, or option to sell, any CPA:12 Property or the purchase of, or option to purchase, by CPA:12 or any CPA:12 Subsidiary, on the one hand, or the other party thereto, on the other hand, any real estate not yet consummated as of the date hereof or (y) a right of first offer or right of first refusal with regard to any CPA:12 Properties and (2) all tenants of CPA:12 Properties who have been granted early termination rights with respect to their lease obligations.

(v) Schedule 2.1(p)(v) of the CPA:12 Disclosure Letter contains a list, as of the date of this Agreement, of (A) all unfunded capital improvements required to have been conducted by CPA:12 or any CPA:12 Subsidiary in excess of $750,000 in any instance, (B) all outstanding leasing commissions in excess of $750,000 in any instance and (C) all committed capital expenditures in excess of $750,000 in any instance, excluding capital expenditures related to development projects of CPA:12 or any CPA:12 Subsidiary.

(q) Insurance.  Schedule 2.1(q) of the CPA:12 Disclosure Letter is a complete list as of the date of this Agreement of insurance policies which CPA:12 or any CPA:12 Subsidiary maintains with respect to its respective businesses or properties. CPA:12 has not been informed that any such policies are not in full force and effect in all material respects, as of the date of this Agreement. All premiums due and payable by CPA:12 or any CPA:12 Subsidiary thereof under each such policy obtained by CPA:12 or any CPA:12 Subsidiary have been paid.

(r) Opinion of Financial Advisor.  The Board of Directors of CPA:12 has received the opinions of Stifel Nicholas dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the holders of CPA:12 Common Stock, which opinion has been made available to CPA:14. CPA:12 has been advised that Stifel Nicholas will permit the inclusion of the opinion in its entirety and, subject to prior review and consent by Stifel Nicholas, a reference to the opinion in the Form S-4 and the Joint Proxy Statement/Prospectus.

(s) Vote Required.  The affirmative vote of the holders of a majority of the CPA:12 Common Stock (the “CPA:12 Stockholder Approval”) is the only vote of holders of securities of CPA:12 required to approve the Merger and the other transactions contemplated by the Transaction Documents.

(t) Brokers.  Except for the fees and expenses payable to Stifel Nicholas (which fees have been disclosed to CPA:14), no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of CPA:12 or any CPA:12 Subsidiary. CPA:12 has previously provided CPA:14 with a true and complete copy of the engagement letter with Stifel Nicholas as in effect on the date hereof, pursuant to which such fees and expenses are payable, and the amounts payable by CPA:12 pursuant to such letter shall not have been increased between the date of this Agreement and the Closing Date.

(u) Investment Company Act of 1940.  Neither CPA:12 nor any of the CPA:12 Subsidiaries is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(v) Contracts.

(i) Schedule 2.1(v)(i) and Schedule 2.1(g) of the CPA:12 Disclosure Letter list all CPA:12 Material Contracts of CPA:12 and the CPA:12 Subsidiaries as of the date of this Agreement. Except as set forth in Schedule 2.1(v)(i) of the CPA:12 Disclosure Letter or in the CPA:12 SEC Documents, each CPA:12 Material Contract is valid, binding and enforceable and in full force and effect with respect to CPA:12 and the CPA:12 Subsidiaries, and to the Knowledge of CPA:12 the other parties thereto, except where such failure to be so valid, binding and enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a CPA:12 Material Adverse Effect, and there are no defaults by CPA:12 or any CPA:12 Subsidiary, or to the Knowledge of CPA:12 the other parties thereunder, except those defaults that would not, individually or in the aggregate, reasonably be expected to have a CPA:12 Material Adverse Effect. For purposes of this Agreement, “CPA:12 Material Contracts” shall mean (i) the mortgage loans set forth on Schedule 2.1(g) of the CPA:12 Disclosure Letter, (ii) each material commitment, contractual obligation, borrowing, capital expenditure or transaction entered into by CPA:12 or any CPA:12 Subsidiary which may result in total payments by or liability of CPA:12 or any CPA:12 Subsidiary in excess of $1,000,000, (iii) any other agreements filed or required to be filed as exhibits to the CPA:12 SEC Documents pursuant to Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations, (iv) any interest rate cap, interest rate collar, interest rate swap, currency hedging transaction and any other agreement relating to a similar transaction to which CPA:12 or any CPA:12 Subsidiary is a party or an obligor with respect thereto, and (v) any agreement, commitment, instrument or obligation of a type described in Sections 2.1(v)(ii) through 2.1(v)(v).

(ii) The Merger and the other transactions contemplated by the Transaction Documents will not trigger any due-on-sale provision on any mortgages, except as set forth in Schedule 2.1(v)(ii) of the CPA:12 Disclosure Letter.

(iii) Except for those agreements set forth in Schedule 2.1(v)(iii) of the CPA:12 Disclosure Letter or agreements in which CPA:12 agrees not to sell a CPA:12 Property to a competitor of the CPA:12 Property’s current tenant, there are no non-competition agreements or other contracts or agreements that contains covenants that restrict CPA:12’s ability to conduct its business in any location or present a material restriction on the conduct of the business of CPA:12 or the CPA:12 Subsidiaries.

(iv) Except as set forth in Schedule 2.1(v)(iv) of the CPA:12 Disclosure Letter, there are no indemnification agreements entered into by and between CPA:12 and any director or officer of CPA:12 or any of the CPA:12 Subsidiaries, other than in respect of independent directors as may be required in connection with financing the CPA:12 Properties.

(w) State Takeover Statutes; Charter Waiver.  CPA:12 has taken all action necessary to exempt the transactions contemplated by this Agreement between CPA:14 and CPA:12 and its Affiliates from operation of any “fair price,” “business combination,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar statute enacted under Federal or state Laws of the United States or similar statute or regulation (a “Takeover Statute”). CPA:12 and the CPA:12 Board of Directors have taken all appropriate and necessary actions to waive or remove, or to exempt CPA:14 and its beneficial owners from triggering, any and all limitations on ownership of CPA:12 Common Stock contained in the CPA:12 Charter or CPA:12 Bylaws by reason of the Merger and the other transactions contemplated by this Agreement.

(x) Related Party Transactions.  Except as expressly described in the CPA:12 SEC Documents or as set forth in Schedule 2.1(x) of the CPA:12 Disclosure Letter, there are no material arrangements, agreements or contracts entered into by CPA:12 or any of the CPA:12 Subsidiaries, on the one hand, and any Person who is an officer, director or Affiliate of CPA:12 or any CPA:12 Subsidiary, any relative of the foregoing or an entity of which any of the foregoing is an Affiliate, on the other hand. Copies of any such documents have been previously provided to CPA:14.

Section 2.2.  Representations and Warranties of CPA:14.  PA:14 represents and warrants to CPA:12 as follows:

(a) Organization, Standing and Corporate Power.  CPA:14 is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland and has the requisite trust power and authority to own, lease and operate its properties and to carry on its business as now being conducted. CPA:14 is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of the business it is conducting, or the ownership, operation or leasing of its properties or the management of properties for others makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, (x) would not have, or would not be reasonably likely to have, a material adverse effect on the business, properties, financial condition, or results of operations of CPA:14 and the CPA:14 Subsidiaries taken as a whole or (y) would not, or would not be reasonably likely to, prevent or materially delay the performance by CPA:14 of its obligations under this Agreement or the consummation of the Merger or any other transaction contemplated by this Agreement (such effect, a “CPA:14 Material Adverse Effect”), provided that as used in this Agreement, the parties agree that a CPA:14 Material Adverse Effect shall not include any change with respect to CPA:14 or any CPA:14 Subsidiary to the extent resulting from or attributable to (i) general national, international or regional economic, financial or political conditions or events, including, without limitation, the effects of terrorist acts that do not result in the destruction or material physical damage of a material portion of the CPA:14 Properties (as defined herein), (ii) the announcement, pendency or consummation of this Agreement or the other Transaction Documents or the transactions contemplated thereby or (iii) conditions generally affecting the securities markets or the industries in which CPA:14 and the CPA:14 Subsidiaries operate to the extent such conditions do not disproportionately affect CPA:14. CPA:14 has heretofore made available to CPA:12 complete and correct copies of its charter, as amended and supplemented to the date hereof (the “CPA:14 Charter”), and its bylaws, as amended to the date hereof (“CPA:14 Bylaws”).

(b) Capital Structure.

(i) As of the date of this Agreement, the authorized shares of common stock of CPA:14 consist of 120,000,000 shares of CPA:14 Common Stock, 68,524,439.34 of which are issued and outstanding. All outstanding shares of CPA:14 Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. All dividends or distributions on securities of CPA:14 or any CPA:14 Subsidiary that have been declared or authorized prior to the date of this Agreement have been paid in full.

(ii) Except as set forth in Schedule 2.2(b)(ii) of the CPA:14 Disclosure Letter dated as of the date of this Agreement and delivered to CPA:12 in connection with the execution hereof (the “CPA:14 Disclosure Letter”), there are issued and outstanding or reserved for issuance: (1) no shares of stock, Voting Debt or other voting securities or equity securities of CPA:14; (2) no securities of CPA:14 or any CPA:14 Subsidiary or securities or assets of any other entity convertible into or exchangeable for shares of stock, Voting Debt or other voting securities or equity securities of CPA:14 or any CPA:14 Subsidiary; and (3) no subscriptions, options, warrants, conversion rights, calls, performance stock awards, stock appreciation rights or phantom stock rights, rights of first refusal, rights (including preemptive rights), commitments or arrangements or agreements to which CPA:14 or any CPA:14 Subsidiary is a party or by which it is bound obligating CPA:14 or any CPA:14 Subsidiary to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of stock, Voting Debt or other voting securities of CPA:14 or of any CPA:14 Subsidiary, or obligating CPA:14 or any CPA:14 Subsidiary to grant, extend or enter into any such subscription, option, warrant, conversion right, call, performance stock award, stock appreciation right or phantom stock right, right of first refusal, right, commitment or arrangement or agreement.

(iii) Except as set forth in Schedule 2.2(b)(iii) of the CPA:14 Disclosure Letter, no holder of securities in CPA:14 or any CPA:14 Subsidiary has any right to have such securities registered by CPA:14 or any CPA:14 Subsidiary, as the case may be. All prior issuances of securities by CPA:14 or any CPA:14 Subsidiary were, in all respects, made in compliance with all applicable Federal and state securities Laws.

(c) Authority; No Violations; Consents and Approval.

(i) The Board of Directors of CPA:14 has approved and declared advisable the Merger and the other transactions contemplated by the Transaction Documents and has authorized that the Merger be submitted for consideration at a special meeting (the “CPA:14 Stockholder Meeting”) of the stockholders of CPA:14 (the “CPA:14 Stockholders”). CPA:14 has all requisite power and authority to enter into the Transaction Documents and, subject to receipt of the CPA:14 Stockholder Approval (as defined herein), to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby have been, or when executed will have been, duly authorized by all necessary action on the part of CPA:14, subject to receipt of the CPA:14 Stockholder Approval, and are enforceable in accordance with their terms, subject to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(ii) Assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Schedule 2.2(c)(ii) of the CPA:14 Disclosure Letter are duly and timely obtained or made and the CPA:14 Stockholder Approval has been obtained, the execution and delivery of the Transaction Documents by CPA:14 do not, and the consummation of the transactions contemplated thereby, and compliance with the provisions hereof or thereof, will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation, or give rise to a right of purchase under, result in the creation of any Lien upon any of the properties or assets of CPA:14 under or require the consent or approval of any third party under, any provision of (A) the CPA:14 Charter or the CPA:14 Bylaws, (B) any CPA:14 Material Contract (as defined herein) or (C) any judgment, order, decree, statute, Law, ordinance, rule or regulation applicable to CPA:14, or any of its properties or assets, other than, in the case of clauses (B) or (C), any such conflicts, violations, defaults, rights or Liens that, individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect.

(iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity, is required by or with respect to CPA:14 or any of the CPA:14 Subsidiaries in connection with the execution and delivery of the Transaction Documents by CPA:14 or the consummation by CPA:14 or the applicable CPA:14 Subsidiaries of the transactions contemplated thereby, except for: (A) the filing with the SEC of (1) (a) the Joint Proxy Statement/Prospectus or (b) other documents otherwise required in connection with the transactions contemplated hereby and (2) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with the Transaction Documents and the transactions contemplated thereby; (B) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the State Department of Assessments and Taxation of Maryland; (C) such filings and approvals as may be required by any applicable Environmental Laws and (D) any such consent, approval, order, authorization, registration, declaration, filing or permit that the failure to obtain or make individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect.

(d) SEC Documents.

(i) CPA:14 has made available to CPA:12 (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by CPA:14 with the SEC since January 1, 2003 (the “CPA:14 SEC Documents”) which are all of the documents required to have been filed by CPA:14 with the SEC since that date. As of their respective dates, the CPA:14 SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the SOX Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such CPA:14 SEC Documents and none of the CPA:14 SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later CPA:14 SEC Documents filed and publicly available prior to the date of this Agreement. CPA:14 does not have any outstanding and unresolved comments from the SEC with respect to the CPA:14 SEC Documents. The consolidated financial statements of CPA:14 and CPA:14 Subsidiaries included in the CPA:14 SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of CPA:14 and the CPA:14 Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of CPA:14 and the CPA:14 Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later CPA:14 SEC Documents filed and publicly available prior to the date of this Agreement. No CPA:14 Subsidiary is required to make any filing with the SEC.

(ii) CPA:14 maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) access to assets is permitted only in accordance with management’s general or specific authorization and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(iii) CPA:14’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that (A) all information (both financial and non-financial) required to be disclosed by CPA:14 in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (B) all such information is accumulated and communicated to CPA:14’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of CPA:14 required under the Exchange Act with respect to such reports.

(iv) Since December 31, 2005, CPA:14 has not received any notification of (A) a “significant deficiency” or (B) a “material weakness” in CPA:14’s internal controls. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(e) Absence of Certain Changes or Events.  Except as disclosed or reflected in the CPA:14 SEC Documents filed with the SEC prior to the date of this Agreement or as disclosed in Schedule 2.2(e) of the CPA:14 Disclosure Letter, since December 31, 2005 there has not been: (i) (A) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to any of CPA:14’s capital stock except for regular quarterly dividends on the CPA:14 Common Stock; (B) any amendment of any term of any outstanding equity security of CPA:14 or any CPA:14 Subsidiary; (C) any repurchase, redemption or other acquisition by CPA:14 or any CPA:14 Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, CPA:14 or any CPA:14 Subsidiary, except pursuant to CPA:14’s regular redemption program; (D) any change in any method of accounting or accounting practice or any Tax method, practice or election by CPA:14 or any CPA:14 Subsidiary that would materially adversely affect its assets, liabilities or business, except insofar as may have been required by a change in applicable Law or GAAP; (E) any CPA:14 Material Adverse Effect or (F) any incurrence, assumption or guarantee by CPA:14 or any CPA:14 Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business consistent with past practices.

(f) No Undisclosed Material Liabilities.  Except as disclosed in the CPA:14 SEC Documents, as set forth in Schedule 2.2(f) of the CPA:14 Disclosure Letter or as otherwise would not reasonably be expected to have a CPA:14 Material Adverse Effect, there are no liabilities of CPA:14 or any CPA:14 Subsidiary of a nature that would be required under GAAP to be set forth on the financial statements of CPA:14 or the notes thereto, other than: (i) liabilities adequately provided for on the balance sheet of CPA:14 dated as of December 31, 2005 (including the notes thereto) as required by GAAP or (ii) liabilities incurred in the ordinary course of business subsequent to December 31, 2005.

(g) No Default.  CPA:14 is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the CPA:14 Charter or the CPA:14 Bylaws, (ii) any loan or credit agreement, note, or any bond, mortgage or indenture, to which CPA:14 is a party or by which CPA:14 or any of its properties or assets is bound, or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to CPA:14, except in the case of (ii) and (iii) for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect.

(h) Compliance with Applicable Laws.  Except for environmental matters, which are addressed in Section 2.2(n), CPA:14 and the CPA:14 Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “CPA:14 Permits”), except where the failure so to hold such CPA:14 Permits, individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect. CPA:14 and the CPA:14 Subsidiaries are in compliance with the terms of the CPA:14 Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect. Except as disclosed in the CPA:14 SEC Documents, the businesses of CPA:14 and the CPA:14 Subsidiaries are not being conducted in violation of any Law, except for violations which, individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect. No investigation or review by any Governmental Entity with respect to CPA:14 or any CPA:14 Subsidiary is pending or, to CPA:14’s Knowledge, threatened, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect.

(i) Litigation.  Except as disclosed in Schedule 2.2(i) of the CPA:14 Disclosure Letter or the CPA:14 SEC Documents, there is no suit, action or proceeding pending or, to the Knowledge of CPA:14, threatened against or affecting CPA:14 or any CPA:14 Subsidiary or any of their respective properties or assets that, individually or in the aggregate, would reasonably be expected to have a CPA:14 Material Adverse Effect.

(j) Taxes.

(i) Each of CPA:14 and the CPA:14 Subsidiaries has timely filed all material Tax Returns (as defined herein) required to be filed by it (after giving effect to any valid extension to file). Each such Tax Return is true, correct and complete in all material respects. CPA:14 and each CPA:14 Subsidiary has paid (or CPA:14 has paid on its behalf), all material Taxes required to be paid. All material Taxes which CPA:14 or the CPA:14 Subsidiaries are required by Law to withhold or collect, including Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and sales, gross receipts and use Taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities within the time period prescribed by Law. The most recent audited financial statements contained in the CPA:14 SEC Documents filed with the SEC prior to the date of this Agreement reflect an adequate reserve in accordance with GAAP for all material Taxes payable by CPA:14 and the CPA:14 Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. CPA:14 and each CPA:14 Subsidiary has established (and until the Closing Date shall continue to establish and maintain) on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable. Since December 31, 2005, CPA:14 has incurred no liability for any material Taxes under Sections 857(b), 860(c) or 4981 of the Code, IRS Notice 88-19, Treasury Regulation Section 1.337(d)-5, or Treasury Regulation Section 1.337(d)-6 including, without limitation, any material Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither CPA:14 nor any of the CPA:14 Subsidiaries has incurred any material liability for Taxes other than in the ordinary course of business and other than transfer or similar Taxes arising in connection with the sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed upon CPA:14 or any CPA:14 Subsidiary. Neither CPA:14 nor any CPA:14 Subsidiary is the subject of any audit, examination, or other proceeding in respect of Federal income Taxes; to the Knowledge of CPA:14, no audit, examination or other proceeding in respect of Federal income Taxes involving CPA:14 or any CPA:14 Subsidiary is being considered by any Tax authority; and no audit, examination or proceeding in respect of Federal income Taxes involving CPA:14 or any CPA:14 Subsidiary has occurred since December 31, 2000. No deficiencies for any Taxes have been asserted or assessed in writing (or to the Knowledge of CPA:14 or any CPA:14 Subsidiary, proposed) against CPA:14 or any of the CPA:14 Subsidiaries, including claims by any taxing authority in a jurisdiction where CPA:14 or any CPA:14 Subsidiary does not file Tax Returns but in which any of them is or may be subject to taxation, which individually or in the aggregate would be material, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. There are no Liens for Taxes upon the assets of CPA:14 or the CPA:14 Subsidiaries except for statutory Liens for Taxes not yet due or payable and, for which appropriate reserves have been established on their respective financial statements in accordance with GAAP.

(ii) CPA:14 (A) for each taxable year beginning with its taxable year ended on December 31, 1998, has been subject to taxation as a REIT within the meaning of the Code and has satisfied the requirements to qualify as a REIT for such years, (B) has operated, and intends to continue to operate, consistent with the requirements for qualification and taxation as a REIT through the Effective Time and (C) has not taken or omitted to take any action which could reasonably be expected to result in the loss of its qualification as a REIT, and no such challenge is pending, or to CPA:14’s Knowledge, threatened. Each CPA:14 Subsidiary which is a partnership, joint venture or limited liability company has since its acquisition by CPA:14 (A) been classified for Federal income Tax purposes as a partnership or treated as a disregarded entity and not as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code, and (B) not owned any assets (including, without limitation, securities) that would cause CPA:14 to violate Section 856(c)(4) of the Code. Each CPA:14 Subsidiary which is a corporation, and each other issuer of securities in which CPA:14 holds securities (within the meaning of Section 856(c) of the Code but excluding “straight debt” of issuers as described in

Section 856(c)(7) of the Code) having a value of more than 10 percent of the total value of the outstanding securities of such issuer, has since its acquisition by CPA:14 been a REIT, a qualified REIT subsidiary under Section 856(i) of the Code or a taxable REIT subsidiary under Section 856(l) of the Code or otherwise qualified as a “real estate asset” within the meaning of Section 856(c)(5)(B) of the Code. Neither CPA:14 nor any CPA:14 Subsidiary holds any asset (x) the disposition of which would be subject to rules similar to Section 1374 of the Code as announced in IRS Notice 88-19 or Treasury Regulation Section 1.337(d)-5 or Treasury Regulation Section 1.337(d)-6 or (y) that is subject to a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder.

(iii) As of the date of this Agreement, CPA:14 does not have any earnings and profits attributable to CPA:14 or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(iv) None of CPA:14 or any of the CPA:14 Subsidiaries is (i) subject, directly or indirectly, to any Tax Protection Agreement or (ii) in violation of or in default under any Tax Protection Agreement.

(v) As of the date hereof, CPA:14 is a “domestically-controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

(vi) Neither CPA:14 nor any CPA:14 Subsidiary is a party to any Tax allocation or sharing agreement or has changed any method of accounting for Tax purposes.

(vii) CPA:14 does not have any liability for the Taxes of any person other than CPA:14 and the CPA:14 Subsidiaries and the CPA:14 Subsidiaries do not have any liability for the Taxes of any person other than CPA:14 and the CPA:14 Subsidiaries (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (B) as a transferee or successor, (C) by contract or (D) otherwise.

(viii) Neither CPA:14 nor any CPA 12 Subsidiary (x) has requested, received or is subject to any written ruling of a Governmental Entity related to Taxes or has entered into any written and legally binding agreement with a Governmental Entity relating to Taxes or (y) has engaged in any transaction of which it has made (or was required to make) disclosure to any Governmental Entity to avoid the imposition of any penalties related to Taxes.

(k) Pension and Benefit Plans.  Except as set forth in the CPA:14 SEC Documents, neither CPA:14 nor any CPA:14 Subsidiary maintains or has maintained any Employee Benefit Plans or has any obligations or liabilities in respect of Employee Benefit Plans. CPA:14 has no employees. None of the agreements to which CPA:14 or any of the CPA:14 Subsidiaries is a party, would, individually or in the aggregate, constitute excess parachute payments (as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof)) or would exceed the amount deductible pursuant to Section 162(m) of the Code.

(l) Information Supplied.  None of the information supplied or to be supplied by CPA:14 in writing for inclusion or incorporation by reference in the Form S-4 or the Joint Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) in the case of the Joint Proxy Statement/Prospectus, at the time of the mailing thereof or at the time the CPA:14 Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will (with respect to CPA:14, its officers, directors and the CPA:14 Subsidiaries) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation is made as to statements made or incorporated by reference by CPA:12.

(m) Intangible Property.  CPA:14 and the CPA:14 Subsidiaries own, possess or have adequate rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of CPA:14 and the CPA:14 Subsidiaries (collectively, the “CPA:14 Intangible Property”), except where the failure to possess or have adequate rights to use such properties, individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect. All of the CPA:14 Intangible Property is owned or licensed by CPA:14 or the CPA:14 Subsidiaries free and clear of any and all Liens, except those that, individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect, and neither CPA:14 nor any such CPA:14 Subsidiary has forfeited or otherwise relinquished any CPA:14 Intangible Property which forfeiture has resulted in, individually or in the aggregate, or would reasonably be expected to result in a CPA:14 Material Adverse Effect. To the Knowledge of CPA:14, the use of CPA:14 Intangible Property by CPA:14 or the CPA:14 Subsidiaries does not in any material respect, conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor, of any other Person, and there have been no claims made, and neither CPA:14 nor any of the CPA:14 Subsidiaries has received any notice of any claim or otherwise knows that any of the CPA:14 Intangible Property is invalid or conflicts with the asserted rights of any other Person or has not been used or enforced or has failed to have been used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the CPA:14 Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that, individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect.

(n) Environmental Matters.  Except as disclosed in Schedule 2.2(n) of the CPA:14 Disclosure Letter, the CPA:14 SEC Documents or in the environmental audits/reports listed therein or except as would not reasonably be expected to have a CPA:14 Material Adverse Effect:

(i) None of CPA:14 or the CPA:14 Subsidiaries has received written notice that any administrative or compliance order has been issued that is still in effect, any complaint has been filed that remains unresolved, any penalty has been assessed that has not been paid and any investigation or review is pending or threatened by any Governmental Entity with respect to any alleged failure by CPA:14 or any CPA:14 Subsidiary to have any permit required under any applicable Environmental Law or with respect to any Release by CPA:14 or any CPA:14 Subsidiary of any Hazardous Material in material violation of any Environmental Law.

(ii) To the Knowledge of CPA:14, except in material compliance with applicable Environmental Laws, (A) there are no asbestos-containing materials present on any property owned or operated by CPA:14 or any CPA:14 Subsidiary, (B) there are no regulated levels of PCBs present on any property owned or operated by CPA:14 or any CPA:14 Subsidiary, and (C) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials currently present on any property owned or operated by CPA:14 or any CPA:14 Subsidiary.

(iii) None of CPA:14 or any CPA:14 Subsidiary has received written notice of a claim, that has not been resolved, to the effect that it is liable to a third party, including a Governmental Entity, as a result of a Release of a Hazardous Material into the environment in material violation of any Environmental Law at any property currently or formerly owned or operated by CPA:14 or a CPA:14 Subsidiary.

(iv) None of CPA:14 or any CPA:14 Subsidiary has received written notice of (A) any Liens arising under or pursuant to any applicable Environmental Law on any CPA:14 Property or (B) any action taken which could subject any CPA:14 Property to such Liens. To the Knowledge of CPA:14, no such action is in process. CPA:14 and the CPA:14 Subsidiaries currently do not have any duty under any applicable Environmental Law to place any restriction relating to the presence of Hazardous Material at any CPA:14 Property.

(v) None of CPA:14 or the CPA:14 Subsidiaries has transported or arranged for the transportation of any Hazardous Material to any location which, to the Knowledge of CPA:14, is the subject of any action, suit or proceeding that could be reasonably expected to result in claims against CPA:14 or the CPA:14 Subsidiaries related to such Hazardous Material for clean-up costs, remedial work, damages to natural resources or personal injury claims, including but not limited to claims under CERCLA and the rules and regulations promulgated thereunder.

(vi) CPA:14 and the CPA:14 Subsidiaries have made notification of Releases of a Hazardous Material where required by applicable Environmental Law, and no property now or, to the Knowledge of CPA:14, previously owned or operated by CPA:14 or the CPA:14 Subsidiaries is listed or, to the Knowledge of CPA:14, proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar list of sites under any Environmental Law of any other Governmental Entity where such listing requires active investigation or clean-up.

(vii) CPA:14 and the CPA:14 Subsidiaries have not entered into any agreements to provide indemnification to any third party purchaser pursuant to Environmental Laws in relation to any property or facility previously owned or operated by CPA:14 and the CPA:14 Subsidiaries.

(viii) None of CPA:14 or the CPA:14 Subsidiaries has in its possession or control any environmental assessment or investigation reports prepared within the last four years that (A) have not been provided to CPA:12 prior to the execution of this Agreement or (B) that disclose a material environmental condition with respect to the CPA:14 Properties which is not being addressed or remediated or has not been addressed or remediated or been made the subject of an environmental insurance policy listed in Schedule 2.2(n) of the CPA:14 Disclosure Letter, except for such reports that (1) contain information regarding the environmental condition of any such property that has been provided to CPA:12 or (2) reflect the results of an asbestos survey and/or abatement work performed in the ordinary course of renovation or demolition activities.

(o) Properties.

(i) (A) Except as listed in Schedule 2.2(o)(i) of the CPA:14 Disclosure Letter, CPA:14 or a CPA:14 Subsidiary owns fee simple title to or has a valid leasehold interest in, or has an interest in an entity that owns fee simple title to or has a valid leasehold interest in, each of the real properties reflected on the most recent balance sheet of CPA:14 included in the CPA:14 SEC Documents and as identified in Schedule 2.2(o)(i) of the CPA:14 Disclosure Letter (each, a “CPA:14 Property” and collectively, the “CPA:14 Properties”), which are all of the real estate properties owned or leased by them, in each case free and clear of Liens except for (1) debt and other matters identified on Schedule 2.2(o)(i) of the CPA:14 Disclosure Letter, (2) inchoate mechanics’, workmen’s, repairmen’s and other inchoate Liens imposed for construction work in progress or otherwise incurred in the ordinary course of business, (3) mechanics’, workmen’s and repairmen’s Liens (other than inchoate Liens for work in progress) which have heretofore been bonded or insured; (4) (x) all matters disclosed on existing title policies or (y) as would be disclosed on current title reports, zoning reports or surveys and would not have a material adverse effect on the value or use of the affected property (excluding outstanding indebtedness); (5) real estate Taxes and special assessments not yet due and payable which are being contested in good faith in the ordinary course of business and (6) Liens that would not cause a material adverse effect on the value or use of the affected property;

(B) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, the CPA:14 Properties are not subject to any rights of way, written agreements, Laws, ordinances and regulations affecting building use or occupancy, or reservations of an interest in title (collectively, “CPA:14 Property Restrictions”), except for (1) CPA:14 Property Restrictions imposed or promulgated by Law with respect to real property, including zoning regulations, which would not reasonably be expected to have a material adverse effect on the value or use of the affected property, (2) leases, easement agreements and all matters disclosed on existing title policies, title reports, zoning reports or surveys or as would be disclosed on current title reports, title policies, zoning reports or surveys (excluding outstanding indebtedness) and (3) real estate Taxes and special assessments;

(C) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, none of CPA:14 or a CPA:14 Subsidiary has received written notice to the effect that there are any (1) condemnation or rezoning proceedings that are pending or, to the Knowledge of CPA:14 and the CPA:14 Subsidiaries threatened, with respect to any material portion of any of the CPA:14 Properties or (2) zoning, building or similar Laws or orders that are presently being violated or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CPA:14 Properties or by the continued maintenance, operation or use of the parking areas located thereon or appurtenant thereto or used in connection therewith;

(D) except as would not reasonably be expected to have a material adverse effect on the value or use of the affected property, none of CPA:14 or any CPA:14 Subsidiary has received written notice that it is currently in default or violation of any CPA:14 Property Restrictions; and

(E) except for the owners of the CPA:14 Properties in which CPA:14, any CPA:14 Subsidiary or any joint venture involving CPA:14 or the CPA:14 Subsidiaries has a leasehold interest, no Person (other than CPA:14, a CPA:14 Subsidiary or any joint venture involving CPA:14 or the CPA:14 Subsidiaries) has any ownership interest in any of the CPA:14 Properties.

(ii) Except as individually or in the aggregate, as would not reasonably be expected to have a CPA:14 Material Adverse Effect, all properties currently under development or construction by CPA:14 or the CPA:14 Subsidiaries and all properties currently under contract for acquisition, development or commencement of construction as of the date of this Agreement by CPA:14 and the CPA:14 Subsidiaries are listed as such in Schedule 2.2(o)(ii) of the CPA:14 Disclosure Letter.

(iii) Schedule 2.2(o)(iii) of the CPA:14 Disclosure Letter sets forth the rent roll for each of the CPA:14 Properties (the “CPA:14 Rent Roll”) as of June 1, 2006 including any leases which have been executed for which the term has not yet commenced. Except as disclosed in Schedule 2.2(o)(iii) of the CPA:14 Disclosure Letter and for discrepancies that, either individually or in the aggregate, would not reasonably be expected to have a CPA:14 Material Adverse Effect, (1) the information set forth in the CPA:14 Rent Roll is true, correct and complete as of the date thereof; (2) no brokerage fees, commissions or any similar payments are owed or payable by the lessor under any of the leases listed on the CPA:14 Rent Roll (the “CPA:14 Leases”) to any third party in connection with the existence or execution thereof, or in connection with any renewal, expansion or extension of any CPA:14 Lease which has occurred prior to, or may occur after, the date hereof; (3) to the Knowledge of CPA:14, all work to be performed by any party to any of the CPA:14 Leases has been completed and fully paid for; (4) except in the ordinary course of business, no tenants under the CPA:14 Leases are entitled to any free rent, abatement of rent or similar concession, nor to CPA:14’s Knowledge, to any claim of any offset or defense against the payment of rent; and (5) no person other than those identified on the CPA:14 Rent Roll (and those claiming by, through or under them) is in occupancy of any portion of any CPA:14 Property.

(iv) Schedule 2.2(o)(iv) of the CPA:14 Disclosure Letter contains a list, as of the date of this Agreement, of (A) all unfunded capital improvements required to have been conducted by CPA:14 or any CPA:14 Subsidiary in excess of $750,000 in any instance, (B) all outstanding leasing commissions in excess of $750,000 in any instance and (C) all committed capital expenditures in excess of $750,000 in any instance, excluding capital expenditures related to development projects of CPA:14 or any CPA:14 Subsidiary.

(p) Insurance.  Schedule 2.2(p) of the CPA:14 Disclosure Letter is a complete list as of the date of this Agreement of insurance policies which CPA:14 or any CPA:14 Subsidiary maintains with respect to its respective businesses or properties. CPA:14 has not been informed that any such policies are not in full force and effect in all material respects, as of the date of this Agreement. All premiums due and payable by CPA:14 or any CPA:14 Subsidiary thereof under each such policy obtained by CPA:14 or any CPA:14 Subsidiary have been paid.

(q) Opinion of Financial Advisor.  The Board of Directors of CPA:14 has received the opinions of Friedman, Billings, Ramsey & Co., Inc. dated as of the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the holders of CPA:14 Common Stock, which opinion has been made available to CPA:12. CPA:14 has been advised that Friedman, Billings, Ramsey & Co., Inc. will permit the inclusion of the opinion in its entirety and, subject to prior review and consent by Friedman, Billings, Ramsey & Co., Inc., a reference to the opinion in the Form S-4 and the Joint Proxy Statement/Prospectus.

(r) Vote Required.  The affirmative vote of the holders of a majority of the CPA:14 Common Stock (the “CPA:14 Stockholder Approval”) is the only vote of holders of securities of CPA:14 required to approve the Merger and the other transactions contemplated by the Transaction Documents.

(s) Brokers.  Except for the fees and expenses payable to Friedman, Billings, Ramsey & Co., Inc. (which fees have been disclosed to CPA:12), no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by or on behalf of CPA:14 or any CPA:14 Subsidiary. CPA:14 has previously provided CPA:12 with a true and complete copy of the engagement letter with Friedman, Billings, Ramsey & Co., Inc. as in effect on the date hereof, pursuant to which such fees and expenses are payable, and the amounts payable by CPA:14 pursuant to such letter shall not have been increased between the date of this Agreement and the Closing Date.

(t) Investment Company Act of 1940.  Neither CPA:14 nor any of the CPA:14 Subsidiaries is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(u) Contracts.

(i) Except as set forth in Schedule 2.2(u)(i) of the CPA:14 Disclosure Letter or in the CPA:14 SEC Documents, each CPA:14 Material Contract is valid, binding and enforceable and in full force and effect with respect to CPA:14 and the CPA:14 Subsidiaries, and to the Knowledge of CPA:14 the other parties thereto, except where such failure to be so valid, binding and enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a CPA:14 Material Adverse Effect, and there are no defaults by CPA:14 or any CPA:14 Subsidiary, or to the Knowledge of CPA:14 the other parties thereunder, except those defaults that would not, individually or in the aggregate, reasonably be expected to have a CPA:14 Material Adverse Effect. For purposes of this Agreement, “CPA:14 Material Contracts” shall mean (i) any capitalized lease obligations and other indebtedness to any Person, other than individual items of indebtedness in a principal amount less than $1,000,000, (ii) each material commitment, contractual obligation, borrowing, capital expenditure or transaction entered into by CPA:14 or any CPA:14 Subsidiary which may result in total payments by or liability of CPA:14 or any CPA:14 Subsidiary in excess of $1,000,000, (iii) any other agreements filed or required to be filed as exhibits to the CPA:14 SEC Documents pursuant to Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations, (iv) any interest rate cap, interest rate collar, interest rate swap, currency hedging transaction and any other agreement relating to a similar transaction to which CPA:14 or any CPA:14 Subsidiary is a party or an obligor with respect thereto, and (v) any agreement, commitment, instrument or obligation of a type described in Sections 2.2(u)(ii) through 2.2(u)(iv).

(ii) The Merger and the other transactions contemplated by the Transaction Documents will not trigger any due-on-sale provision on any mortgages, except as set forth in Schedule 2.2(u)(ii) of the CPA:14 Disclosure Letter.

(iii) Except for those agreements set forth in Schedule 2.2(u)(iii) of the CPA:14 Disclosure Letter or agreements in which CPA:14 agrees not to sell a CPA:14 Property to a competitor of the CPA:14 Property’s current tenant, there are no non-competition agreements or other contracts or agreements that contains covenants that restrict CPA:14’s ability to conduct its business in any location or present a material restriction on the conduct of the business of CPA:14 or the CPA:14 Subsidiaries.

(iv) Except as set forth in Schedule 2.2(u)(iv) of the CPA:14 Disclosure Letter, there are no indemnification agreements entered into by and between CPA:14 and any director or officer of CPA:14 or any of the CPA:14 Subsidiaries, other than in respect of independent directors as may be required in connection with financing the CPA:14 Properties.

(v) Related Party Transactions.  Except as expressly described in the CPA:14 SEC Documents or as set forth in Schedule 2.2(v) of the CPA:14 Disclosure Letter, there are no material arrangements, agreements or contracts entered into by CPA:14 or any of the CPA:14 Subsidiaries, on the one hand, and any Person who is an officer, director or Affiliate of CPA:14 or any CPA:14 Subsidiary, any relative of the foregoing or an entity of which any of the foregoing is an Affiliate, on the other hand. Copies of any such documents have been previously provided to CPA:12.

(w) Transaction Financing.  CPA:14 has, and shall have, sufficient funds to permit CPA:14 to perform all of its obligations under this Agreement and to consummate all the transactions contemplated hereby, including paying the cash portion of the Merger Consideration in the Merger.

ARTICLE III

Covenants Relating to Conduct of Business Pending the Merger

Section 3.1.  Conduct of Business by CPA:12.

(a) During the period from the date of this Agreement to the Effective Time, CPA:12 shall use all commercially reasonable efforts to carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with applicable Law and, to the extent consistent herewith, use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and CPA:12’s qualification as a REIT within the meaning of the Code. CPA:12 will promptly notify CPA:14 of any litigation involving CPA:12 having, to the Knowledge of CPA:12, potential liability to CPA:12 or any of the CPA:12 Subsidiaries in excess of $50,000 or any complaint, investigation or hearing, of which CPA:12 has Knowledge, by a Governmental Entity involving CPA:12 or any of the CPA:12 Subsidiaries.

(b) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time of the Merger, except as otherwise contemplated by this Agreement or to the extent consented to by CPA:14, which consent shall not be unreasonably withheld, conditioned or delayed, CPA:12 shall not engage in, authorize or agree to any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of CPA:12 Common Stock or stock or other equity interests in any CPA:12 Subsidiary that is not directly or indirectly wholly-owned by CPA:12, except (1) the authorization and payment of regular quarterly dividends with respect to the CPA:12 Common Stock (not to exceed $.2087 per share per quarter), provided that CPA:12 shall notify CPA:14 of the proposed record date for any such distribution prior to such date, (2) the payment of the Special Distribution or (3) following the CPA:12 Stockholder Meeting, any distribution (or an increase in a distribution) by CPA:12 that is necessary for CPA:12 to maintain its REIT qualification, avoid the incurrence of any Taxes under Section 857 of the Code, avoid the imposition of any excise Taxes under Section 4981 of the Code, or avoid the need to make one or more extraordinary or disproportionately larger distributions to meet any of the objectives in this clause (3), provided that CPA:12 shall provide CPA:14 with evidence, reasonably satisfactory to CPA:14, that such distribution is necessary and CPA:12 shall not be permitted to pay any such distribution in the event the Alternate Merger is to be effected, (B) split, combine or reclassify any CPA:12 Common Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of CPA:12 Common Stock or (C) purchase, redeem or otherwise acquire any CPA:12 Common Stock or any options, warrants or rights to acquire, or security convertible into, shares of CPA:12 Common Stock;

(ii) issue, deliver, sell or grant any option or other material right in respect of, any CPA:12 Common Stock, capital stock, any other voting or redeemable securities of CPA:12 or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or redeemable securities, except (i) to CPA:12 or a wholly-owned CPA:12 Subsidiary, (ii) pursuant to CPA:12’s distribution reinvestment and share purchase plan or (iii) pursuant to the advisory agreement between CPA:12 and W. P. Carey & Co. LLC and the acquisition services agreement between CPA:12 and Carey Asset Management Corp.;

(iii) amend the CPA:12 Charter or CPA:12 Bylaws, except as required by this Agreement or in connection with the Sale of Assets, Special Distribution or the Alternate Merger;

(iv) merge, consolidate or enter into any other similar extraordinary corporate transaction with any Person;

(v) except for transactions in the ordinary course of business consistent with past practice, (A) make any capital expenditures, (B) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or contractual obligation (each, a “Commitment”) for the acquisition of any real property or other transaction involving nonrefundable deposits; (C) commence construction of, or enter into any Commitment to develop or construct, other real estate projects; (D) incur additional indebtedness (secured or unsecured); or (E) make any loans, advances, capital contributions or investments in any other Person;

(vi) except for transactions in the ordinary course of business consistent with past practice, the Sale of Assets, the Special Distribution and as set forth on Schedule 2.1(p)(iv) of the CPA:12 Disclosure Letter, (A) sell, mortgage, lease, subject to Lien or otherwise dispose of any of the CPA:12 Properties; (B) pledge or otherwise encumber CPA:12 Common Stock; or (C) sell, lease, mortgage, subject to Lien or otherwise dispose of any of its personal or intangible property;

(vii) guarantee the indebtedness of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing other than in the ordinary course of business consistent with past practice;

(viii) (A) prepay, refinance or amend any existing indebtedness other than, in the case of refinancings and amendments, on terms more favorable than the terms of the existing indebtedness other than in the ordinary course of business consistent with past practice or (B) pay, discharge or satisfy any claims, Liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities reflected or reserved against in the balance sheet of CPA:12 dated as of December 31, 2005;

(ix) make or rescind any express or deemed election relating to Taxes (unless CPA:12 reasonably determines after consultation with CPA:14 that such action is required by Law or necessary to preserve CPA:12’s qualification as a REIT or any other CPA:12 Subsidiary which files Tax Returns as a partnership for Federal Tax purposes, in which event CPA:12 shall make such election in a timely manner); provided that nothing in this Agreement shall preclude CPA:12 from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code, with the prior written consent of CPA:14, which will not be unreasonably withheld;

(x) (A) change in any material respect that is adverse to CPA:12 any of its methods, principles or practices of accounting (including any method of accounting for Tax purposes) in effect or (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises relating to Taxes on real property or sales Taxes in an amount not to exceed, individually or in the aggregate, $100,000, or change any of its methods of reporting income or deductions for Federal income Tax purposes from those employed in the preparation of its Federal income Tax Return for the taxable year ended December 31, 2004, except as to clauses (A) and (B) as may be required by the SEC, applicable Law or GAAP;

(xi) adopt any employee benefit plan, incentive plan, severance plan, bonus plan, change in control, retention, retirement, health, life, disability, compensation or special remuneration plan, share option or similar plan, program, policy or arrangement, grant new share options, shares of restricted shares, share appreciation rights or other equity-based awards, or enter into any employment agreement, severance, change in control, termination agreement, retention agreement or any similar agreement or arrangement;

(xii) except as contemplated by this Agreement, the Special Dividend and the Sale of Assets, enter into or amend or otherwise modify any material agreement or arrangement with persons that are Affiliates or, as of the date of this Agreement, are officers or directors of CPA:12 or any CPA:12 Subsidiary;

(xiii) except as required by this Agreement and as contemplated by the Sale of Assets and Special Distribution, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of CPA:12;

(xiv) except as otherwise permitted under this Agreement, amend or terminate, or waive compliance with the terms of, or breaches under, any CPA:12 Material Contract or enter into a new contract, agreement or arrangement that, if entered into prior to the date of this Agreement, would have been required to have been listed in Schedule 2.1(v)(i) of the CPA:12 Disclosure Letter which after giving effect to the Merger would have a material adverse effect on CPA:14 and the CPA:14 Subsidiaries taken as a whole;

(xv) enter into, assume or acquire any asset subject to any Tax Protection Agreement;

(xvi) take any action that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code (other than allowing CPA:12 stockholders to elect the consideration to be received in the Merger) pursuant to this Agreement and the Joint Proxy Statement/Prospectus (as defined below); or

(xvii) take any action inconsistent with any of the foregoing.

Section 3.2.  Conduct of Business by CPA:14.

(a) During the period from the date of this Agreement to the Effective Time, CPA:14 shall use all commercially reasonable efforts to carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with applicable Law and, to the extent consistent herewith, use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and CPA:14’s qualification as a REIT within the meaning of the Code. CPA:14 will promptly notify CPA:12 of any litigation involving CPA:14 having, to the Knowledge of CPA:14, potential liability to CPA:14 or any of the CPA:14 Subsidiaries in excess of $250,000 or any complaint, investigation or hearing, of which CPA:14 has Knowledge, by a Governmental Entity involving CPA:14 or any of the CPA:14 Subsidiaries.

(b) Without limiting the generality of the foregoing, during the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time of the Merger, except as otherwise contemplated by this Agreement or to the extent consented to by CPA:12, which consent shall not be unreasonably withheld, conditioned or delayed, CPA:14 shall not engage in, authorize or agree to any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of CPA:14 Common Stock or stock or other equity interests in any CPA:14 Subsidiary that is not directly or indirectly wholly-owned by CPA:14, except (1) the authorization and payment of regular quarterly dividends with respect to the CPA:14 Common Stock (such dividends may be increased consistent with past practices), provided that CPA:14 shall notify CPA:12 of the proposed record date for any such distribution prior to such date, (2) pursuant to any advisory agreements or (3) any distribution (or an increase in a distribution) by CPA:14 that is necessary for CPA:14 to maintain REIT status, avoid the incurrence of any Taxes under Section 857 of the Code, avoid the imposition of any excise Taxes under Section 4981 of the Code, or avoid the need to make one or more extraordinary or disproportionately larger distributions to meet any of the objectives in this clause (3), provided that CPA:14 shall provide CPA:12 with evidence, reasonably satisfactory to CPA:12, that such distribution is necessary, (B) split, combine or reclassify any CPA:14 Common Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of CPA:14 Common Stock or (C) purchase, redeem or otherwise acquire any CPA:14 Common Stock or any options, warrants or rights to acquire, or security convertible into, shares of CPA:14 Common Stock;

(ii) issue, deliver, sell or grant any option or other material right in respect of, any CPA:14 Common Stock, capital stock, any other voting or redeemable securities of CPA:14 or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or redeemable securities, except (i) to CPA:14 or a wholly-owned CPA:14 Subsidiary and (ii) pursuant to CPA:14’s distribution reinvestment and share purchase plan;

(iii) amend the CPA:14 Charter or CPA:14 Bylaws, except as required by this Agreement or in connection with the Alternate Merger;

(iv) merge, consolidate or enter into any other similar extraordinary corporate transaction with any Person;

(v) except for transactions in the ordinary course of business consistent with past practice, (A) make any capital expenditures, (B) acquire, enter into any option to acquire, or exercise an Commitment for the acquisition of any real property or other transaction involving nonrefundable deposits; (C) commence construction of, or enter into any Commitment to develop or construct, other real estate projects; (D) incur additional indebtedness (secured or unsecured); or (E) make any loans, advances, capital contributions or investments in any other Person;

(vi) except for transactions made in the ordinary course of business consistent with past practice, (A) sell, mortgage, lease, subject to Lien or otherwise dispose of any of the CPA:14 Properties; (B) pledge or otherwise encumber CPA:14 Common Stock; or (C) sell, lease, mortgage, subject to Lien or otherwise dispose of any of its personal or intangible property;

(vii) guarantee the indebtedness of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing other than in the ordinary course of business consistent with past practice;

(viii) (A) prepay, refinance or amend any existing indebtedness other than, in the case of refinancings and amendments, on terms more favorable than the terms of the existing indebtedness other than in the ordinary course of business consistent with past practice or (B) pay, discharge or satisfy any claims, Liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of Liabilities reflected or reserved against in the balance sheet of CPA:14 dated as of December 31, 2005;

(ix) make or rescind any express or deemed election relating to Taxes (unless CPA:14 reasonably determines after consultation with CPA:12 that such action is required by Law or necessary to preserve CPA:14’s qualification as a REIT or any other CPA:14 Subsidiary which files Tax Returns as a partnership for Federal Tax purposes, in which event CPA:14 shall make such election in a timely manner); provided that nothing in this Agreement shall preclude CPA:14 from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code, with the prior written consent of CPA:12, which will not be unreasonably withheld;

(x) (A) change in any material respect that is adverse to CPA:14 any of its methods, principles or practices of accounting (including any method of accounting for Tax purposes) in effect or (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except in the case of settlements or compromises relating to Taxes on real property or sales Taxes in an amount not to exceed, individually or in the aggregate, $100,000, or change any of its methods of reporting income or deductions for Federal income Tax purposes from those employed in the preparation of its Federal income Tax Return for the taxable year ended December 31, 2004, except as to clauses (A) and (B) as may be required by the SEC, applicable Law or GAAP;

(xi) adopt any employee benefit plan, incentive plan, severance plan, bonus plan, change in control, retention, retirement, health, life, disability, compensation or special remuneration plan, share option or similar plan, program, policy or arrangement, grant new share options, shares of restricted shares, share appreciation rights or other equity-based awards, or enter into any employment agreement, severance, change in control, termination agreement, retention agreement or any similar agreement or arrangement;

(xii) except as contemplated by this Agreement, enter into or amend or otherwise modify any material agreement or arrangement with persons that are Affiliates or, as of the date of this Agreement, are officers or directors of CPA:14 or any CPA:14 Subsidiary;

(xiii) except as required by this Agreement, authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of CPA:14;

(xiv) except as otherwise permitted under this Agreement, amend or terminate, or waive compliance with the terms of, or breaches under, any CPA:14 Material Contract or enter into a new contract, agreement or arrangement that, if entered into prior to the date of this Agreement, would have been required to have been listed in Schedule 2.2(u)(i) of the CPA:14 Disclosure Letter;

(xv) enter into, assume or acquire any asset subject to any Tax Protection Agreement;

(xvi) take any action that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code pursuant to this Agreement and the Joint Proxy Statement/Prospectus (as defined below); or

(xvii) take any action inconsistent with any of the foregoing.

Section 3.3.  No Control of Other Party’s Business.  Nothing contained in this Agreement shall give CPA:12, directly or indirectly, the right to control or direct CPA:14’s or the CPA:14 Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give CPA:14, directly or indirectly, the right to control or direct CPA:12’s or the CPA:12 Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of CPA:12 and CPA:14 shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE IV

Additional Covenants

Section 4.1.  Preparation of the Form S-4 and the Joint Proxy Statement/Prospectus; Stockholders Meetings.

(a) As soon as practicable following the date of this Agreement, CPA:12 and CPA:14 shall jointly prepare and file with the SEC mutually acceptable preliminary proxy materials and any amendments or supplements thereof which shall constitute the Joint Proxy Statement/Prospectus relating to the matters to be submitted to the CPA:12 Stockholders at the CPA:12 Stockholder Meeting and the CPA:14 Stockholders at the CPA:14 Stockholder Meeting (such Joint Proxy Statement/Prospectus, and any amendments or supplements thereto (the “Joint Proxy Statement/Prospectus”) and CPA:14 shall prepare and file with the SEC the Registration Statement on Form S-4, with respect to the issuance of CPA:14 Common Stock in the Merger (the “Form S-4”) in which the Joint Proxy Statement/Prospectus will be included as a prospectus. The Form S-4 and the Joint Proxy Statement/Prospectus shall comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act. The parties shall cooperate fully with each other in the preparation of the Form S-4 and the Joint Proxy Statement/Prospectus, and shall furnish each other with all information reasonably requested by the other for inclusion therein or otherwise in respect thereof. Each of CPA:12 and CPA:14 shall use all reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after filing it with the SEC and to keep the Form S-4 effective as long as necessary to consummate the Merger. The parties shall promptly provide copies to each other, consult with each other and jointly prepare written responses with respect to any written comments received from the SEC with respect to the Form S-4 and the Joint Proxy Statement/Prospectus and promptly advise the other party of any oral comments received from the SEC. The parties shall cooperate and provide each other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and Form S-4 prior to filing such with the SEC and will provide each other a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation be reference) to the Joint Proxy Statement/Prospectus or Form S-4 shall be made without the approval of both parties, which approval shall not be unreasonably withheld, conditioned or delayed. The parties shall use all reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each of CPA:12 and CPA:14 shall comply in all respects with the requirements of the Exchange Act and the Securities Act applicable to the Joint Proxy Statement/Prospectus and the solicitation of proxies for their respective meetings of stockholders. CPA:14 shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance of the CPA:14 Common Stock in the Merger (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) and CPA:12 shall furnish all information concerning CPA:12 and the CPA:12 Stockholders as may be reasonably requested by CPA:14 in connection with any such action.

(b) CPA:12 shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the CPA:12 Stockholder Meeting solely for the purposes of obtaining the CPA:12 Stockholder Approval and, subject to the provisions of Section 4.4 and Article VI, shall, through its Board of Directors, recommend to the CPA:12 Stockholders the approval of this Agreement and the Merger. Subject to the foregoing, CPA:12 shall use its reasonable best efforts to obtain the CPA:12 Stockholder Approval as promptly as practicable.

(c) CPA:14 shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the CPA:14 Stockholder Meeting solely for the purposes of obtaining the CPA:14 Stockholder Approval and shall, through its Board of Directors, recommend to the CPA:14 Stockholders the approval of this Agreement and the Merger. Subject to the foregoing, CPA:14 shall use its reasonable best efforts to obtain the CPA:14 Stockholder Approval as promptly as practicable.

(d) The CPA:12 Stockholder Meeting and the CPA:14 Stockholder Meeting shall take place on the same date to the extent practicable.

(e) If at any time prior to the Effective Time any event with respect to CPA:14 (including its officers, directors and CPA:14 Subsidiaries) shall occur that in the determination of CPA:14 is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, CPA:14 shall notify CPA:12 thereof and such event shall be so described. Any such amendment or supplement shall be promptly filed with the SEC and, as and to the extent required by Law, disseminated to the stockholders of CPA:14, and such amendment or supplement shall comply in all material respects with all provisions of applicable Law.

(f) If at any time prior to the Effective Time any event with respect to the CPA:12 (including its officers, directors and CPA:12 Subsidiaries) shall occur that in the determination of CPA:12 is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement/Prospectus or the Form S-4, CPA:12 shall notify CPA:14 thereof and such event shall be so described. Any such amendment or supplement shall be promptly filed with the SEC and, as and to the extent required by Law, disseminated to the stockholders of CPA:12, and such amendment or supplement shall comply in all material respects with all provisions of applicable Law.

(g) The foregoing actions are subject to compliance with applicable Law and the other terms of this Agreement.

Section 4.2.  Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement and compliance with applicable Law and the other terms of this Agreement, each of CPA:14 and CPA:12 agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Transaction Documents, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Entity, (ii) the obtaining of all necessary consents, approvals, waivers or exemption from non-governmental third parties, (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and (iv) the consummation of the Sale of Assets and Special Distribution. In addition, each of CPA:14 and CPA:12 agrees to use their reasonable best efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger, this Agreement or the transactions contemplated by the Transaction Documents, including seeking to have any stay, temporary restraining order, injunction, or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Transaction

Documents entered by any court or other Governmental Entity vacated or reversed. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of CPA:12 and CPA:14 shall take all such necessary action. From the date of this Agreement through the Effective Time, CPA:12 shall timely file, or cause to be filed, with the SEC all CPA:12 SEC Documents required to be so filed.

(b) CPA:12 shall give prompt notice to CPA:14, and CPA:14 shall give prompt notice to CPA:12, if (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becomes untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and, provided further, that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 5.2(b) or 5.3(b), as the case may be.

Section 4.3.  Tax Treatment.

(a) CPA:12 shall prepare or cause to be prepared and file or cause to be filed on a timely basis all Tax Returns and amendments thereto required to be filed by CPA:12 or any of the CPA:12 Subsidiaries in a manner consistent with past practice (unless an alternative manner is required by applicable Law) prior to the Closing Date (after electing all available extensions of time to file such Tax Returns). Prior to filing any such Tax Returns, CPA:12 shall deliver draft copies (together with supporting documentation, including Tax Return work papers) to CPA:14 for CPA:14’s review and comment, and CPA:12 shall accept all reasonable comments of CPA:14 with respect to such Tax Returns. CPA:12 shall pay all Taxes required to be paid by CPA:12 prior to the Effective Time. CPA:14 shall have a reasonable period of time (but in no event less than 30 days) to review and comment on such Tax Returns and amendments prior to filing. If the parties do not agree on the draft Tax Returns or amendments, the parties shall hire a nationally recognized accounting firm reasonably acceptable to CPA:12 and CPA:14 to prepare the contested Tax Returns or amendments.

(b) CPA:12 will take all necessary actions, including but not limited to making sufficient distributions prior to Closing, to assure that CPA:12 will qualify as a REIT for its Tax year ending on the Closing Date (unless the Alternate Merger is used, in which case CPA:12 will take all necessary actions prior to the Closing to assure that CPA:12 will qualify as a REIT through the Closing Date but shall not be required to meet any REIT distribution requirement under this Section 4.3(b)). During the period from the date of this Agreement to the Effective Time, CPA:12 shall, and shall cause each CPA:12 Subsidiary to, facilitate all reasonable requests of CPA:14 with respect to the maintenance of CPA:12’s REIT qualification.

(c) CPA:14 and CPA:12 shall report the Merger as a “reorganization” under Section 368(a) of the Code, unless otherwise required by Law or administrative action, and shall comply with any applicable Tax reporting requirements, including Treasury Regulation Section 1.368-3, as necessary; provided, however, that if the provisions of Article X are applicable, Holdings, CPA:14 and CPA:12 shall report the Alternate Merger as (i) a contribution of the shares of CPA:12 Common Stock by the CPA:12 Stockholders to Holdings under Section 351(a) of the Code and (ii) the merger of Acquisition with and into CPA:14 as a “reorganization” under Section 368(a) of the Code, in each case, unless otherwise required by Law or administrative actions.

Section 4.4.  No Solicitation of Transactions.

(a) Subject to Section 6.1, none of CPA:12 or any CPA:12 Subsidiary shall, nor shall it authorize or permit, directly or indirectly, any officer, director, investment advisor, agent, investment banker, financial advisor, attorney, accountant, broker, finder or other agent, representative or Affiliate of CPA:12 or any CPA:12 Subsidiary to initiate, solicit, encourage or facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined herein), or enter into discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction. CPA:12 shall, and shall cause the CPA:12 Subsidiaries to, take all actions reasonably necessary to cause their respective officers, directors, investment advisors, investment bankers, financial advisors, attorneys, accountants, brokers, finders and any other agents, representatives or

Affiliates to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Competing Transaction. CPA:12 shall be responsible for (x) any failure on the part of it, any of the CPA:12 Subsidiaries or any of their respective officers and directors to comply with this Section 4.4(a) and (y) any material failure by their respective employees, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders or other representatives or Affiliates to comply with this Section 4.4(a). CPA:12 shall promptly request each person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring (whether by merger, acquisition, stock sale, asset sale or otherwise) CPA:12 or any CPA:12 Subsidiary, if any, to return or destroy all confidential information heretofore furnished to such person by or on behalf of CPA:12 or any CPA:12 Subsidiary.

(b) CPA:12 shall notify CPA:14 in writing (as promptly as practicable but in any event within 24 hours of receipt) of the relevant details relating to all inquiries and proposals (including the identity of the parties, price and other terms thereof) which it or any of the CPA:12 Subsidiaries or any of their respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders or other representatives or Affiliates may receive after the date hereof relating to any of such matters and shall promptly inform CPA:14 in writing with respect to any such inquiry or proposal that becomes reasonably likely to lead to a proposal for a Competing Transaction (as defined herein), regardless of whether or not such proposal is likely to lead to a Superior Competing Transaction.

(c) For purposes of this Agreement, a “Competing Transaction” shall mean any of the following (other than the transactions expressly provided for in this Agreement): (i) any merger, consolidation, share exchange, business combination or similar transaction involving CPA:12 (or any of the material CPA:12 Subsidiaries); (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of CPA:12 and the CPA:12 Subsidiaries, taken as a whole, in a single transaction or series of related transactions, excluding any bona fide financing transactions which do not, individually or in the aggregate, have as a purpose or effect the sale or transfer of control of such assets; or (iii) any tender offer or exchange offer for 50% or more of the voting power in the election of directors exercisable by the holders of outstanding CPA:12 Common Stock (or any of the CPA:12 Subsidiaries).

(d) For purposes of this Agreement, a “Superior Competing Transaction” means a bona fide proposal for a Competing Transaction made by a third party which the Board of Directors of CPA:12 determines (after taking into account any amendment of the terms of the Merger by CPA:14 and/or any proposal by CPA:14 to amend the terms of the Transaction Documents or the Merger), in good faith and after consultation with its financial and legal advisors, (i) is on terms which are more favorable from a financial point of view to the CPA:12 Stockholders than the Merger and the other transactions contemplated by this Agreement, (ii) would result in such third party owning, directly or indirectly, all or substantially all of the CPA:12 Common Stock then outstanding (or all or substantially all of the equity of the surviving entity in a merger) or all or substantially all of the assets of CPA:12 and the CPA:12 Subsidiaries taken as a whole, (iii) is not subject to any material contingency, including any contingency relating to financing, unless the CPA:12 Board of Directors affirmatively determines such contingency may likely be overcome or addressed or the other party thereto has reasonably demonstrated in its written offer its ability to overcome or address, including the receipt of government consents or approvals, (iv) is reasonably capable of being consummated and (v) was not solicited by CPA:12, any CPA:12 Subsidiary or any of their respective officers, directors, investment advisors, investment bankers, financial advisors, attorneys, accountants, brokers, finders and any other agents, representatives or Affiliates in breach of this Section 4.4.

Section 4.5.  Public Announcements.  CPA:12 and CPA:14 shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by the Transaction Documents, except as otherwise required by law in a manner which makes consultation impracticable.

Section 4.6.  Transfer and Gains Taxes.  CPA:14 shall, with CPA:12’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement (together, with any related interest, penalties or additions to Tax, “Transfer and Gains Taxes”). Except as provided in the Sale Agreement, from and after the Effective Time, CPA:14 shall pay or cause to be paid all Transfer and Gains Taxes without deductions withheld from any amounts payable to the holders of the CPA:12 Common Stock.

Section 4.7.  Indemnification; Directors’ and Officers’ Insurance.

(a) It is understood and agreed that CPA:12 shall indemnify and hold harmless, and, after the Effective Time, the Surviving Company and CPA:14 shall indemnify and hold harmless, each director and officer of CPA:12 or any of the CPA:12 Subsidiaries (the “Indemnified Parties”), as and to the same extent as such Indemnified Parties are indemnified by CPA:12 or the CPA:12 Subsidiaries as of the date hereof. Any Indemnified Party wishing to claim indemnification under this Section 4.7, upon learning of any such claim, action, suit, demand, proceeding or investigation, shall notify CPA:12 and, after the Effective Time, the Surviving Company and CPA:14, promptly thereof; provided that the failure to so notify shall not affect the obligations of CPA:12, the Surviving Company and CPA:14 except to the extent such failure to notify materially prejudices such party.

(b) CPA:14 agrees that it shall maintain in full force and effect for a period of six years from the Effective Time all rights to indemnification existing in favor of, and all limitations of the personal liability of, the directors and officers of CPA:12 and the CPA:12 Subsidiaries provided for in the CPA:12 Charter or CPA:12 Bylaws or any provision of the comparable charter or organizational documents of any of the CPA:12 Subsidiaries, as in effect as of the date hereof, with respect to matters occurring prior to the Effective Time, including the Merger; provided, however, that all rights to indemnification in respect of any claims (each a “Claim”) asserted or made within such period shall continue until the disposition of such Claim. Prior to the Effective Time, CPA:14 shall purchase directors’ and officers’ liability insurance coverage for CPA:12’s directors and officers, in a form reasonably acceptable to CPA:12, which shall provide such directors and officers with runoff coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable on the whole to the insured persons than, the directors’ and officers’ liability insurance coverage presently maintained by CPA:12.

(c) This Section 4.7 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of CPA:14, CPA:12 and the Surviving Company. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 4.7.

(d) In the event that CPA:14 or the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of CPA:14 and the Surviving Company, as the case may be, assume the obligations set forth in this Section 4.7.

Section 4.8.  Purchases and Redemptions of CPA:12 Common Stock.  During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time of the Merger, each of CPA:14 and CPA:12 agrees that it will not purchase, redeem or otherwise acquire any CPA:12 Common Stock or stock or other equity interests in any CPA:12 Subsidiary or any options, warrants or rights to acquire, or security convertible into, shares of CPA:12 Common Stock or stock or other equity interests in any CPA:12 Subsidiary.

Section 4.9.  Access; Confidentiality.  To the extent applicable, CPA 12 and CPA 14 agree that upon reasonable notice, and except as may otherwise be required or restricted by applicable Law, each shall (and shall cause its Subsidiaries to) afford the other’s officers, employees, counsel, accountants and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its executive officers, to its properties, books, contracts and records and, during such period, each shall (and each shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties, personnel and litigation claims as may reasonably be requested but only to the extent such access does not unreasonably interfere with the business or operations of such party; provided that no investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made in this Agreement; provided, further that the parties hereto shall not be required to provide information (i) in breach of applicable Law or (ii) that is subject to confidentiality obligations. Unless otherwise required by Law, the parties shall hold all information of the other party which is confidential and is reasonably identified as such or should reasonably be known to be confidential, in confidence until such time as such information otherwise becomes publicly available through no wrongful act of the receiving party. In the event of termination of this Agreement for any reason, each party promptly shall return to such other party or destroy, providing reasonable evidence of such destruction, all such confidential information obtained from any other party, and any copies made of (and other extrapolations from or work product or analyses based on) such documents.

Section 4.10.  Sale Agreement.  During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time of the Merger, CPA:12 agrees that it will not amend or terminate the Sale Agreement without the prior written consent of CPA:14, which consent shall not be unreasonably withheld or delayed.

ARTICLE V

Conditions Precedent

Section 5.1.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of the parties to this Agreement to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholders’ Approvals.  The CPA:12 Stockholder Approval and the CPA:14 Stockholder Approval shall have been obtained.

(b) Registration Statement.  The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened. All necessary state securities or blue sky authorizations shall have been received.

(c) No Injunctions or Restraints.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions or agreements contemplated by the Transaction Documents shall be in effect.

(d) Other Approvals.  All consents, approvals, permits and authorizations required to be obtained from any Governmental Entity as indicated in Schedule 2.1(d)(iii) of the CPA:12 Disclosure Letter or Section 2.2(c)(iii) of the CPA:14 Disclosure Letter in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated thereby shall have been made or obtained (as the case may be).

(e) Carey Asset Management Documents.  Carey Asset Management Corp. shall have entered into (i) the Indemnification Agreement with CPA:14, or if Article X is applicable, Holdings and (ii) a letter agreement with CPA:14, or if Article X is applicable, Holdings, waiving any and all (x) Acquisition Fees and Subordinated Acquisition Fees (as those terms are defined in the Advisory Agreement) and (y) Subordinated Disposition Fees (as defined in the Advisory Agreement) which would otherwise be payable, pursuant to the Amended and Restated Advisory Agreement dated September 30, 2005 between CPA:14 and Carey Asset Management Corp. (“Advisory Agreement”), by CPA:14 in connection with the acquisition and/or subsequent disposition of the properties and assets acquired from CPA:12 in the Merger.

(f) Sale of Assets.  The closing of the transactions contemplated by the Sale of Assets shall have occurred.

(g) Special Distribution.  The Special Distribution shall have been declared, which shall have a record date prior to the Closing Date.

Section 5.2.  Conditions to Obligations of CPA:14, Holdings, Acquisition and Merger Sub.  The obligations of CPA:14, Holdings, Acquisition and Merger Sub to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the following conditions, any one or more of which may be waived by CPA:14, or if Article X is applicable, Holdings (it being understood that the rights of Holdings to the benefit of this Section 5.2 shall apply only in the event that Article X is applicable):

(a) Representations and Warranties.  The representations and warranties of CPA:12 set forth in this Agreement shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except (x) for such changes resulting from actions permitted under Section 3.1 and (y) to the extent any representation or warranty is expressly limited by its terms to another date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality, CPA:12 Material Adverse Effect or any similar qualification or limitation), in the aggregate, would not reasonably be likely to have a CPA:12 Material Adverse Effect, and CPA:14, or if Article X is applicable, Holdings, shall have received a certificate signed on behalf of CPA:12 by the Chief Executive Officer and the Chief Financial Officer of CPA:12 to such effect.

(b) Performance of Covenants and Obligations of CPA:12.  CPA:12 shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time, and CPA:14, or if Article X is applicable, Holdings, shall have received a certificate signed on behalf of CPA:12 by the Chief Executive Officer and the Chief Financial Officer of CPA:12 to such effect.

(c) Material Adverse Change.  Since the date of this Agreement, there shall have occurred no changes, events or circumstances which, individually or in the aggregate, constitute a CPA:12 Material Adverse Effect. CPA:14, or if Article X is applicable, Holdings, shall have received a certificate signed on behalf of CPA:12 by the Chief Executive Officer and the Chief Financial Officer of CPA:12 to such effect.

(d) Opinion Relating to REIT Qualification.  CPA:14 shall have received an opinion, dated as of the Closing Date, of Greenberg Traurig, LLP to the effect that, at all times since its taxable year ended December 31, 2002, CPA:12 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. For purposes of such opinion, which shall be in a form customary for transactions of this nature, Greenberg Traurig, LLP may rely on customary assumptions and representations of CPA:12 reasonably acceptable to CPA:14.

(e) Consents.  All necessary consents and waivers from third parties set forth in Schedule 5.2(e) of the CPA:12 Disclosure Letter in connection with the consummation of the Merger and the other transactions contemplated by the Transaction Documents shall have been obtained, other than such consents and waivers from third parties, which, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a CPA:12 Material Adverse Effect.

(f) Opinion Relating to the Merger.  CPA:14 shall have received an opinion from Clifford Chance US LLP, dated as of the Closing Date, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of CPA:12 and CPA:14 will be parties to such reorganization within the meaning of Section 368(b) of the Code. For purposes of the foregoing opinion, which shall be in a form customary for transactions of this nature, Clifford Chance US LLP shall be entitled to rely upon customary assumptions and representations of CPA:12 and CPA:14.

Section 5.3.  Conditions to Obligations of CPA:12.  The obligations of CPA:12 to effect the Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are further subject to the following conditions, any one or more of which may be waived by CPA:12:

(a) Representations and Warranties.  The representations and warranties of CPA:14 set forth in this Agreement shall be true and correct on and as of the Closing Date, as though made on and as of the Closing Date (except (x) for such changes resulting from actions permitted under Section 3.2 and (y) to the extent any representation or warranty is expressly limited by its terms to another date), except where the failure of such representations and warranties to be true and correct (without giving effect to any materiality, CPA:14 Material Adverse Effect or any similar qualification or limitation), in the aggregate, would not reasonably be likely to have a CPA:14 Material Adverse Effect, and CPA:12 shall have received a certificate signed on behalf of CPA:14 by the Chief Executive Officer and the Chief Financial Officer of CPA:14 to such effect.

(b) Performance of Covenants or Obligations of CPA:14.  CPA:14 shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time, and CPA:12 shall have received a certificate signed on behalf of CPA:14 by the Chief Executive Officer and the Chief Financial Officer of CPA:14 to such effect.

(c) Material Adverse Change.  Since the date of this Agreement, there shall have occurred no change, events or circumstances which, individually or in the aggregate, constitute a CPA:14 Material Adverse Effect. CPA:12 shall have received a certificate signed on behalf of CPA:14 by the Chief Executive Officer and Chief Financial Officer of CPA:14 to such effect.

(d) Opinion Relating to REIT Qualification.  CPA:12 shall have received an opinion, dated as of the Closing Date, of Clifford Chance US LLP to the effect that, at all times since its taxable year ended December 31, 2002, CPA:14 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation as described in the Joint Proxy Statement/Prospectus and Form S-4 will enable CPA:14 to meet the requirements for qualification and taxation as a REIT under the Code. For purposes of such opinion, Clifford Chance US LLP may rely on customary assumptions and representations of CPA:14 reasonably acceptable to CPA:12, and the opinion set forth in Section 5.2(d).

(e) Consents.  All necessary consents and waivers from third parties in connection with the consummation of the Merger and the other transactions contemplated by the Transaction Documents shall have been obtained, other than such consents and waivers from third parties, which, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a CPA:14 Material Adverse Effect.

(f) Opinion Relating to the Merger.  CPA:12 shall have received an opinion of Greenberg Traurig, LLP, dated as of the Closing Date, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of CPA:12 and CPA:14 will be parties to such reorganization within the meaning of Section 368(b) of the Code. For purposes of the foregoing opinion, which shall be in a form customary for transactions of this nature, Greenberg Traurig, LLP shall be entitled to rely upon customary assumptions and representations of CPA:12 and CPA:14.

ARTICLE VI

Board Actions

Section 6.1.  Board Actions.  Notwithstanding Section 4.4 or any other provision of this Agreement to the contrary, to the extent the Board of Directors of CPA:12 determines that its fiduciary duties under Law so require, as determined by such Board in good faith after consultation with outside counsel, CPA:12 may:

(a) disclose to the CPA:12 Stockholders any information required to be disclosed under applicable Law;

(b) to the extent applicable, comply with Rule 14e-2(a) or Rule 14(d)-9 promulgated under the Exchange Act with respect to a Competing Transaction; provided, however, that neither CPA:12 nor its Board of Directors shall be permitted to approve or recommend a Competing Transaction which is not a Superior Competing Transaction;

(c) if it receives a proposal for a Competing Transaction (that was not solicited in violation of Section 4.4), (x) furnish non-public information with respect to CPA:12 and the CPA:12 Subsidiaries to the Person who made such proposal (provided that CPA:12 (i) has previously or concurrently furnished such information to CPA:14 and (ii) shall furnish such information pursuant to a confidentiality agreement) and (y) contact such third party and its advisors solely for the purpose of clarifying the proposal and any material contingencies and the capability of consummation, so as to determine whether the proposal for a Competing Transaction is reasonably likely to lead to a Superior Competing Transaction;

(d) if its Board of Directors determines in good faith (after consulting with its outside counsel and financial advisors) that a proposal for a Competing Transaction (which proposal was not solicited in breach of Section 4.4) is reasonably likely to lead to a Superior Competing Transaction, continue to furnish non-public information and participate in negotiations regarding such proposal; provided, however, that not fewer than 24 hours prior to any determination by CPA:12’s Board of Directors that the proposal for a Competing Transaction is reasonably likely to lead to a Superior Competing Transaction, CPA:14 shall be notified orally and in writing of CPA:12’s Board’s intention to take such action and CPA:12 shall negotiate in good faith with CPA:14 concerning any such new proposal by CPA:14 prior to the expiration of such 24-hour period; provided further that CPA:12 shall promptly notify CPA:14 if the CPA:12 Board of Directors determines that a Competing Transaction is not, and is unlikely to become, a Superior Competing Transaction; and

(e) approve or recommend (and in connection therewith withdraw or modify its approval or recommendation of this Agreement and the Merger) a Superior Competing Transaction or enter into an agreement with respect to such Superior Competing Transaction.

ARTICLE VII

Termination, Amendment and Waiver

Section 7.1.  Termination.  This Agreement may be terminated at any time prior to the Effective Time of the Merger whether before or after the CPA:12 Stockholder Approval and the CPA:14 Stockholder Approval are obtained:

(a) by mutual written consent duly authorized by the Boards of Directors of each of CPA:12 and CPA:14;

(b) by CPA:14, upon a breach of any representation, warranty, covenant or agreement on the part of CPA:12 set forth in this Agreement, or if any representation or warranty of CPA:12 shall have become untrue, in either case such that the conditions set forth in Section 5.2(a) or (b), as the case may be, would be incapable of being satisfied by December 31, 2006 (the “Termination Date”);

(c) by CPA:12, upon a breach of any representation, warranty, covenant or agreement on the part of CPA:14 set forth in this Agreement, or if any representation or warranty of CPA:14 shall have become untrue, in either case such that the conditions set forth in Section 5.3(a) or (b), as the case may be, would be incapable of being satisfied by the Termination Date;

(d) by either CPA:14 or CPA:12, if any judgment, injunction, order, decree or action by any Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and nonappealable after the parties have used reasonable best efforts to have such judgment, injunction, order, decree or action removed, repealed or overturned;

(e) by either CPA:14 or CPA:12, if the Merger shall not have been consummated before the Termination Date; provided, however, that a party that has materially breached a representation, warranty or covenant of such party set forth in this Agreement shall not be entitled to exercise its right to terminate under this Section 7.1(e); provided, that such date shall be automatically extended until March 31, 2007, if either (x) a condition to Closing hereunder, which is not capable of being satisfied as of the Termination Date, is reasonably likely to be satisfied by March 31, 2007 or (y) the Sale Agreement is extended until such time; provided, further, that either party may terminate this Agreement after March 31, 2007;

(f) by either CPA:14 or CPA:12, if the Merger shall not have been consummated before the Termination Date; provided, however, that a party that has materially breached a representation, warranty or covenant of such party set forth in this Agreement shall not be entitled to exercise its right to terminate under this Section 7.1(e); provided, further, that such date shall be automatically extended for 90 days if either (x) such time is necessary to obtain the consents and approvals required under Section 5.1(d) or (y) the Sale Agreement is extended;

(g) by CPA:14 or CPA:12 if, upon a vote at a duly held CPA:12 Stockholder Meeting or any adjournment thereof, the CPA:12 Stockholder Approval shall not have been obtained, as contemplated by Section 4.1;

(h) by CPA:12, if the Board of Directors of CPA:12 or any committee thereof shall have withdrawn its recommendation of the Merger or this Agreement in connection with, or approved or recommended, a Superior Competing Transaction in accordance with the provisions of Section 6.1 and, subject to the provisions of Section 7.6 has paid, or has agreed in writing to pay, the CPA:14 Break-Up Expenses in accordance with Section 7.2 of this Agreement;

(i) by CPA:14, if (i) prior to the CPA:12 Stockholder Meeting the Board of Directors of CPA:12 or any committee thereof shall have withdrawn or modified in any manner adverse to CPA:14 its approval or recommendation of the Merger or this Agreement in connection with, or approved or recommended, any Superior Competing Transaction or (ii) CPA:12 shall have entered into any agreement with respect to any Superior Competing Transaction; or

(j) by CPA:14 or CPA:12 if, upon a vote at a duly held CPA:14 Stockholder Meeting or any adjournment thereof, the CPA:14 Stockholder Approval shall not have been obtained, as contemplated by Section 4.1.

The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Affiliate of any such party or any of their respective officers or directors, whether prior to or after the execution of this Agreement. A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision in this Section 7.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 7.1 for any such termination.

Section 7.2.  Expenses.

(a) Except as otherwise specified in this Section 7.2 or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense; provided that CPA:12 and CPA:14 shall each bear one-half of the costs of filing, printing and mailing the Joint Proxy Statement/Prospectus and the Form S-4.

(b) CPA:12 agrees that if this Agreement shall be terminated pursuant to Section 7.1(b), (g) or (h), then CPA:12 will pay to CPA:14, or as directed by CPA:14, an amount equal to the CPA:14 Break-Up Expenses; provided, that, such amount shall, subject to the provisions of Section 7.6, be paid promptly, but in no event later than two business days after such termination. For purposes of this Agreement, the “CPA:14 Break-Up Expenses” shall be an amount equal to CPA:14’s out-of-pocket expenses incurred in connection with this Agreement and the other transactions contemplated hereby (including, without limitation, all attorneys’, accountants’ and investment bankers’ fees and expenses) but in no event in an amount greater than $2.76 million.

(c) CPA:14 agrees that if this Agreement shall be terminated pursuant to Section 7.1(c), then CPA:14 will pay to CPA:12, or as directed by CPA:12, an amount equal to CPA:12’s out-of-pocket expenses incurred in connection with this Agreement and the other transactions contemplated hereby (including, without limitation, all attorneys’, accountants’ and investment bankers’ fees and expenses) but in no event in an amount greater than $1.76 million.

(d) The foregoing provisions of this Section 7.2 have been agreed to by each of the parties hereto in order to induce the other parties to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, it being agreed and acknowledged by each of them that the execution of this Agreement by them constitutes full and reasonable consideration for such provisions.

(e) In the event that either CPA:14 or CPA:12 is required to file suit to seek all or a portion of the amounts payable under this Section 7.2, and such party prevails in such litigation, such party shall be entitled to all expenses, including reasonable attorneys’ fees and expenses, which it has incurred in enforcing its rights under this Section 7.2.

Section 7.3.  Effect of Termination.  In the event of termination of this Agreement by either CPA:12 or CPA:14 as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of CPA:14 or CPA:12, other than the penultimate sentence of Section 4.2, Section 4.7, Section 7.2, this Section 7.3 and Article VIII and except to the extent that such termination results from a willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement or a failure or refusal by such party to consummate the transactions contemplated hereby when such party was obligated to do so in accordance with the terms hereof.

Section 7.4.  Amendment.  This Agreement may be amended by the parties in writing by action of their respective Boards of Directors at any time before or after the CPA:12 Stockholder Approval is obtained and prior to the filing of the Articles of Merger for the Merger with the State Department of Assessments and Taxation of Maryland; provided, however, that, after the CPA:12 Stockholder Approval is obtained, no such amendment, modification or supplement shall alter the amount or change the form of the Merger Consideration to be delivered to the CPA:12 Stockholders or alter or change any of the terms or conditions of this Agreement if such alteration or change would adversely affect the CPA:12 Stockholders.

Section 7.5.  Extension; Waiver.  At any time prior to the Effective Time, each of CPA:12 and CPA:14 may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the provisions of Section 7.4, waive compliance with any of the agreements or conditions of the other party contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 7.6.  Payment of Expenses.

(a) In the event that CPA:12 is obligated to pay CPA:14 the CPA:14 Break-Up Expenses pursuant to Section 7.2(b) (the “Expense Amount”), CPA:12 shall pay to CPA:14 from the applicable CPA:14 Break Up Expenses deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Expense Amount and (ii) the sum of (A) the maximum amount that can be paid to CPA:14 without causing CPA:14 to fail to meet the requirements of Code Sections 856(c)(2) and (3) for the year in which the Expense Amount would otherwise be payable, for this purpose treating such amount as income that does not qualify for purposes of Code Sections 856(c)(2) and (c)(3), as determined by CPA:14’s independent certified public accountants, plus (B) in the event CPA:14 receives either (1) a letter from CPA:14’s counsel indicating that CPA:14 has received a ruling from the IRS described in Section 7.6(b) or (2) an opinion from CPA:14’s counsel as described in Section 7.6(b), an amount equal to the Expense Amount less the amount payable under clause (A) above. To the extent the entire Expense Amount is not paid to CPA:14 in the year in which such amount would otherwise be payable as a result of the restrictions set forth in this Section 7.6(a), the Expense Amount shall be carried forward to the succeeding year and shall be payable (as described above) in such succeeding year by applying the same formula and by deeming such Expense Amount as payable in such succeeding year. To the extent the full Expense Amount has not been paid in the initial and succeeding year, the amount shall similarly be carried forward for each of the next three taxable years. To the extent that the entire Expense Amounts has not been paid in the initial year, the succeeding year and the three following years, the Expense Amount shall be forfeited by CPA:14. To secure CPA:14’s obligation to pay these amounts, CPA:12 shall deposit into escrow an amount in cash equal to the Expense Amount with an escrow agent selected by CPA:12 and on such terms (subject to Section 8.3(b)) as shall be mutually agreed upon by CPA:12, CPA:14 and the escrow agent. The payment or deposit into escrow of the Expense Amount pursuant to this Section 7.6(a) shall be made at the time CPA:12 would otherwise be obligated to pay CPA:14 pursuant to Section 7.2.

(b) The escrow agreement shall provide that the Expense Amount in escrow or any portion thereof shall not be released to CPA:14 unless the escrow agent receives any of the following: (i) a letter from CPA:14’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to CPA:14 without causing the Payee to fail to meet the requirements of Code Sections 856(c)(2) and (3) determined as if the payment of such amount did not constitute income that qualifies for purposes of Code Sections 856(c)(2) and (3) (“Qualifying Income”) or a subsequent letter from CPA:14’s accountants revising that amount, in which case the escrow agent shall release such amount to CPA:14, or (ii) a letter from CPA:14’s counsel indicating that CPA:14 received a ruling from the IRS holding that the receipt by CPA:14 of the Expense Amount would either constitute Qualifying Income or would be excluded from gross income for purposes of Code Sections 856(c)(2) and (3) (or alternatively, CPA:14’s counsel has rendered a legal opinion to the effect that the receipt by CPA:14 of the Expense Amount would either constitute Qualifying Income or would be excluded from gross income for purposes of Code Sections 856(c)(2) and (3)), in which case the escrow agent shall release the remainder of the Expense Amount to CPA:14. CPA:12 agrees to amend this Section 7.6 at the request of CPA:14 in order to (A) maximize the portion of the Expense Amount that may be distributed to CPA:12 hereunder without causing CPA:12 to fail to meet the requirements of Code Sections 856(c)(2) and (3), (B) improve the likelihood of CPA:14 securing a ruling described in this Section 7.6(b), or (C) assist CPA:14 in obtaining a legal opinion from its counsel as described in this Section 7.6(b). The escrow agreement shall also provide that any portion of the Expense Amount not paid to CPA:14 in the initial year and the four succeeding years shall be released by the escrow agent to CPA:12. CPA:12 shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

ARTICLE VIII

General Provisions

Section 8.1.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to CPA:12, to:

Corporate Property Associates 12, Incorporated
50 Rockefeller Plaza
New York, New York 10020
Attn: Chairman of the Audit Committee and General Counsel
Fax: (212) 492-8922

with a copy to:

Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, New York 10166
Attn: Judith Fryer, Esq.
Fax: (212) 801-6400

(b) if to CPA:14, Holdings, Merger Sub or Acquisition, to:

c/o Corporate Property Associates 14, Incorporated
50 Rockefeller Plaza
New York, New York 10020
Attn: Chairman of the Audit Committee and General Counsel

with a copy to:

Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
Attn: Kathleen L. Werner, Esq.
Fax: (212) 878-8375

Section 8.3.  Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this

Agreement. Whenever the words “include,” “includes” or “including” is used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.4.  Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.5.  Entire Agreement; No Third-Party Beneficiaries.  This Agreement and the other agreements entered into in connection with the transactions (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and, (ii) except for the provisions of Article I and Sections 4.7 and 4.2 are not intended to confer upon any Person other than the parties hereto any rights or remedies.

Section 8.6.  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THEREOF, EXCEPT TO THE EXTENT THAT THE MERGERS AND OTHER TRANSACTIONS CONTEMPLATED HEREBY ARE REQUIRED TO BE GOVERNED BY THE MGCL.

Section 8.7.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.8.  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Maryland or in any Maryland State court, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (i) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any Federal court located in the State of Maryland or any Maryland State court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

Section 8.9.  Exhibits; Disclosure Letters.  All Exhibits referred to herein, in the CPA:12 Disclosure Letter and in the CPA:14 Disclosure Letter are intended to be and hereby are specifically made a part of this Agreement.

ARTICLE IX

Certain Definitions

Section 9.1.  Certain Definitions.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Employee Benefit Plans” means all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, pension plans and all other employee compensation and benefit arrangements or payroll practices, including, without limitation, severance pay, sick leave, vacation pay, salary continuation for disability, consulting or other compensation agreements, retirement, deferred compensation, bonus (including, without limitation, any retention bonus plan), long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs.

“CPA:12 Subsidiary” means each Subsidiary (as defined herein) of CPA:12, other than Subsidiaries of CPA:12 with no assets that are in the process of being dissolved.

“CPA:14 Subsidiary” means each Subsidiary (as defined herein) of CPA:14.

“IRS” means the United States Internal Revenue Service.

“Knowledge” (A) where used herein with respect to CPA:12 and any CPA:12 Subsidiary shall mean the actual (and not constructive or imputed) knowledge of the persons named in Schedule 9.1 of the CPA:12 Disclosure Letter and (B) where used herein with respect to CPA:14 and any CPA:14 Subsidiary shall mean the actual (and not constructive or imputed) knowledge of the persons named in Schedule 9.1 of the CPA:14 Disclosure Letter.

“Law” means any statute, law, common law, regulation, rule, order, decree, code, judgment, ordinance or any other applicable requirement of any Governmental Entity applicable to CPA:14 or CPA:12 or any of their respective Subsidiaries.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns either (A) a general partner, managing member or other similar interest or (B) 50% or more of the voting stock, value of or other equity interests (voting or non-voting) of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Tax” or “Taxes” shall mean any Federal, state, local and foreign income, gross receipts, license, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and other taxes, tariffs or governmental charges of any nature whatsoever, together with penalties, interest or additions thereto.

“Tax Protection Agreement” shall mean any agreement, oral or written, (A) that has as one of its purposes to permit a Person to take the position that such Person could defer taxable income that otherwise might have been recognized upon a transfer of property to any CPA:12 Subsidiary that is treated as a partnership for U.S. federal income Tax purposes, and that (i) prohibits or restricts in any manner the disposition of any assets of CPA:12 or any CPA:12 Subsidiary, (ii) requires that CPA:12 or any CPA:12 Subsidiary maintain, put in place, or replace indebtedness, whether or not secured by one or more of the CPA:12 Properties, or (iii) requires that CPA:12 or any CPA:12 Subsidiary offer to any Person at any time the opportunity to guarantee or otherwise assume, directly or indirectly (including, without limitation, through a “deficit restoration obligation,” guarantee (including, without limitation, a “bottom” guarantee), indemnification agreement or other similar arrangement), the risk of loss for Federal income Tax purposes for indebtedness or other liabilities of CPA:12 or any CPA:12 Subsidiary, (B) that specifies or relates to a method of taking into account book-Tax disparities under Section 704(c) of the Code with respect to one or more assets of CPA:12 or a CPA:12 Subsidiary, or (C) that requires a particular method for allocating one or more liabilities of CPA:12 or any CPA:12 Subsidiary under Section 752 of the Code.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Voting Debt” shall mean bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of equity interests in CPA:12, any CPA:12 Subsidiary or CPA:14, as applicable, may vote.

ARTICLE X

Alternate Merger

Section 10.1.  Introduction.  The provisions of this Article X shall apply if and only if the Reorganization Opinions are not delivered at Closing. If the Reorganization Opinions are delivered at Closing, the provisions of this Article X are null and void and neither of Holdings nor Acquisition shall have any rights or obligations under this Agreement.

Section 10.2.  Alternative Merger and Consideration.

(a) In lieu of the merger of CPA:12 with and into CPA:14 whereby CPA:14 becomes the surviving company, at the Effective Time, Merger Sub shall be merged with and into CPA:12, whereby the separate corporate existence of Merger Sub shall cease and CPA:12 shall continue as the surviving company (and upon the applicability of this Article X, all references in this Agreement to the “Surviving Company” shall mean CPA:12) in accordance with the Laws of the State of Maryland. At the Effective Time, in lieu of receiving CPA:14 Common Stock pursuant to Section 1.5, the CPA:12 Stockholders who elect to receive common stock or who are required to receive common stock pursuant to Section 1.5(a) shall receive that number of shares of Holdings common stock, $.001 par value (“Holdings Common Stock”) equal to the product of (A) the number of shares of CPA:12 Common Stock owned by such CPA:12 Stockholder and (B) the Common Stock Exchange Ratio. Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Company. Immediately after the Effective Time, CPA:12 as the surviving corporation shall issue one fully paid and nonassessable share of common stock of CPA:12 as the surviving corporation to Holdings for each share of Holdings Common Stock issued to the CPA-12 Stockholders in the Alternate Merger.

(b) In addition, at the Effective Time, Acquisition shall be merged with and into CPA:14, whereby the separate corporate existence of Acquisition shall cease and CPA:14 shall continue as the surviving company in accordance with the Laws of the State of Maryland. At the Effective Time and without any further action on the part of CPA:14, Acquisition, Holdings or any stockholder of CPA:14, each share of CPA:14 Common Stock outstanding immediately prior to the Effective Time shall be cancelled and, in exchange for cancellation of such share, the rights attaching to such share shall be converted into one share of Holdings Common Stock. Each issued and outstanding share of common stock of Acquisition shall be converted into and become one fully paid and nonassessable share of common stock of CPA:14 as the surviving corporation. Immediately after the Effective Time, CPA:14 as the surviving corporation shall issue one fully paid and nonassessable share of common stock of CPA:14 as the surviving corporation to Holdings for each share of Holding Common Stock issued to the CPA:14 Stockholders in the Alternate Merger.

Section 10.3.  Transfer Taxes.  Holdings shall pay any stamp Tax or documentary Tax assessed upon or with respect to the issuance of common stock to be issued in accordance with Section 10.2.

Section 10.4.  Representations and Warranties of Holdings, Acquisition and Merger Sub.  Holdings, Merger Sub and Acquisition jointly and severally represent and warrant to CPA:12 as follows:

(a) Organization and Standing.  Each of Holdings, Acquisition and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland, and has the full corporate power and authority to own, operate and lease its assets, to carry on its business as currently conducted, to execute and deliver this Agreement and to carry out the transactions contemplated hereby. There is no state, country or territory wherein the absence of licensing or qualification as a foreign corporation by Holdings, Acquisition or Merger Sub would have a material adverse effect on any of them. Holdings, Acquisition and Merger Sub were incorporated on June 28, 2006 and have not had any business operations to the date hereof. Holdings will use reasonable best efforts to assure that Holdings will qualify as a REIT following the Closing.

(b) Subsidiaries.  Holdings does not have any Subsidiaries or any equity investment or other interest in, nor has it made advances or loans to, any corporation, association, partnership, joint venture or other entity, except for Acquisition. Acquisition does not have any Subsidiaries or any equity investment or other interest in, nor has it made advances or loans to, any corporation, association, partnership, joint venture or other entity. Merger Sub does not have any Subsidiaries or any equity investment or other interest in, nor has it made advances or loans to, any corporation, association, partnership, joint venture or other entity.

(c) Charter and Bylaws.

(i) Holdings, Acquisition and Merger Sub have furnished to CPA:12 and CPA:14 a true and complete copy of each of their charter and bylaws, as currently in effect.

(ii) Immediately prior to the Effective Time, the charter of Holdings shall be identical to the CPA:14 Charter; provided, however, that Article I shall read in its entirety: “The name of the Corporation is CPI Holdings Incorporated.” Immediately prior to the Effective Time, the Bylaws of Holdings shall be identical to the CPA:14 Bylaws.

(d) Directors and Officers.  Immediately prior to the Effective Time, the directors of Holdings shall be identical to the directors of CPA:14.

(e) Capitalization.

(i) The authorized capital stock of Holdings consists of 120,000,000 shares of Holdings Common Stock, all of which at the Effective Time will have been duly authorized and validly issued, fully paid, non-assessable and outstanding, of which no shares are issued and outstanding as of the date of this Agreement. No shares of capital stock of Holdings have been reserved for any purpose, except pursuant to this Agreement. There are no outstanding securities convertible into or exchangeable for the capital stock of Holdings and no outstanding options, rights (preemptive or otherwise), or warrants to purchase or to subscribe for any shares of such stock or other securities of Holdings. There are no outstanding agreements affecting or relating to the voting, issuance, purchase, redemption, repurchase, transfer or registration for sale under the Securities Act of the Holdings Common Stock or any other securities of Holdings, except as contemplated hereunder. The Holdings Common Stock being issued on the Closing Date have been duly authorized by all necessary corporate action on the part of Holdings. The Holdings Common Stock, when issued, will be validly issued, fully paid and nonassessable.

(ii) As of the date of this Agreement, the authorized shares of common stock of Acquisition consist of 10,006,000 shares of common stock (the “Acquisition Common Stock”). All outstanding shares of Acquisition are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. There are (i) no other shares of capital stock or voting securities of Acquisition, (ii) no securities of Acquisition convertible into or exchangeable for shares of capital stock or voting securities of Acquisition and (iii) no options or other rights to acquire from Acquisition, and no obligations of Acquisition to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Acquisition. Acquisition has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Alternate Merger and the other transactions contemplated by this Agreement.

(iii) As of the date of this Agreement, the authorized shares of common stock of Merger Sub consist of 10,006,000 shares of common stock (the “Merger Sub Common Stock”). All outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right, purchase option, call option, right of first refusal, subscription or any other similar right. There are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Alternate Merger and the other transactions contemplated by this Agreement.

Section 10.5.  Guaranty of Obligations of Holdings by CPA:14.  CPA:14 hereby guarantees to CPA:12, as a primary obligor, payment and performance by Holdings of its obligations under this Agreement, including its obligation to issue Holdings Common Stock to the CPA:12 Stockholders and the stockholders of CPA:14 (including without limitation, all amendments hereof), subject to the terms, conditions and limitations hereof. CPA:14 hereby waives suretyship defenses, demand, payment, protest and notice of dishonor or nonperformance of any such obligations, and CPA:12 shall not be required to make any demand on Holdings for performance of any of its obligations under this Agreement, nor to exhaust any legal, contractual or equitable remedies against Holdings, prior to proceeding against CPA:14.

Section 10.6.  Further Action.  If CPA:14 determines any further action is necessary or desirable to carry out the purposes of the Alternate Merger, the officers and directors of CPA:14 shall be fully authorized (in the name of Holdings and otherwise) to take such action.

Section 10.7.  Conditions Precedent.  The respective obligations of the parties to this Agreement to effect the Alternate Merger and to consummate the other transactions contemplated by the Transaction Documents on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the conditions set forth in Article V and, in addition, Section 10.7(d); provided, however, that:

(a) the first sentence of Section 5.3(f) shall be deleted and replaced with the following: “CPA:12 shall have received an opinion of Greenberg Traurig, LLP, dated as of the Closing Date, to the effect that the Alternate Merger should qualify under Section 351(a) of the Code as a transfer of shares of CPA:12 Common Stock by the CPA:12 Stockholders in exchange for Holdings Common Stock and cash (and should not be treated to such CPA:12 Stockholders as a transfer described in Section 351(e) of the Code)”;

(b) the first sentence of Section 5.2(f) shall be deleted and replaced with the following: “CPA:14 shall have received an opinion of Clifford Chance US LLP, dated as of the Closing Date, to the effect that (i) the merger of Acquisition with and into CPA:14 and the issuance of Holdings Common Stock to the CPA:14 Stockholders in exchange for their shares of CPA:14 Common Stock will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Holdings, Acquisition and CPA:14 will be a party to such reorganization within the meaning of Section 368(b) of the Code”;

(c) the first sentence of Section 5.3(d) shall be deleted and replaced with the following: “CPA:12 shall have received an opinion, dated as of the Closing Date, of Clifford Chance US LLP to the effect that, (i) at all times since its taxable year ended December 31, 2002, CPA:14 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation as described in the Joint Proxy Statement/Prospectus and Form S-4 will enable CPA:14 to meet the requirements for qualification and taxation as a REIT under the Code and (ii) commencing with its taxable year ending December 31, 2006, Holdings has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation, as described in the Joint Proxy Statement/Prospectus and Form S-4 will enable it to met the requirements for qualification and taxation as a REIT under the Code”; and

(d) Merger Sub and Acquisition shall each have issued 6,000 shares of common stock as described in Section 10.8.

Section 10.8.  Additional Covenant.  In addition to the covenants set forth in Article IV, as promptly as practicable following the date the parties determine to effect the Alternate Merger but not less than 2 days prior to the Closing Date, Merger Sub shall issue 6,000 shares of Merger Sub Common Stock to 120 separate persons and Acquisition shall issue 6,000 shares of Acquisition Common Stock to 120 separate persons (which may be the same persons who purchase the Merger Sub Common Stock).

Section 10.9.  Dissenters Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, to the extent that the right to demand payment of fair value of the CPA:12 Common Stock in connection with the Alternate Merger is available under the MGCL, Dissenting Shares held by a Dissenting Stockholder shall not be converted into the Merger Consideration but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the MGCL; provided, however, that each share of CPA:12 Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Stockholder who, after the Effective Time, withdraws his demand or fails to perfect or otherwise loses his right to receive payment of fair value, pursuant to the MGCL, shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, in the form of Holdings Common Stock, without interest.

(b) Notwithstanding any provision of this Agreement to the contrary, to the extent that the right to demand payment of fair value of the CPA:14 Common Stock in connection with the Alternate Merger is available under the MGCL, any outstanding shares of CPA:14 held by a record holder or beneficial owner of shares of CPA:14 Common Stock who is entitled to demand and receive payment of the fair value of such holder’s shares pursuant to Section 3-202 of the MGCL and who does not vote for the Merger and complies with all provisions of the MGCL (including all provisions of Section 3-203 of the MGCL) concerning the right of holders of shares of CPA:14 Common Stock to object to the Merger and obtain fair value for their shares shall not be converted into the Merger Consideration but shall become the right to receive such consideration as may be determined to be due to such CPA:14 Stockholder pursuant to the MGCL; provided, however, that each share of CPA:14 Common Stock outstanding immediately prior to the Effective Time and held by a CPA:14 Stockholder who, after the Effective Time, withdraws his demand or fails to perfect or otherwise loses his right to receive payment of fair value, pursuant to the MGCL, shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration, in the form of Holdings Common Stock, without interest.

(c) CPA:12 shall give CPA:14 (i) prompt notice of any demands for payment of fair value pursuant to the applicable provisions of the MGCL received by CPA:12, attempted withdrawals of such demands, and any other instruments served pursuant to the MGCL and received by CPA:12 relating to rights of appraisal and (ii) the opportunity to participate in and direct the conduct of all negotiations and proceedings with respect to demands for payment of fair value under the MGCL. CPA:12 shall not, except with the prior written consent of CPA:14, make any payment with respect to any such demands for payment of fair value, or settle, or offer to settle, or otherwise negotiate any such demands for payment of fair value. CPA:14 will be responsible for any payment with respect to any such demands for payment of fair value from CPA:14 Stockholders who comply with the provisions in this Section.

[Signatures begin on the next page.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED

By:	/s/ Trevor Bond
Name: Trevor Bond

Title:	Director

CORPORATE PROPERTY ASSOCIATES 12 INCORPORATED

By:	/s/ Elizabeth P. Munson
Name: Elizabeth P. Munson

Title:	Special Committee Chairperson

CPA:12 MERGER SUB INC.

By:	/s/ Gordon F. DuGan
Name: Gordon F. DuGan

Title:	Director and CEO

CPA:14 ACQUISITION INC.

By:	/s/ Gordon F. DuGan
Name: Gordon F. DuGan

Title:	Director and CEO

CPI HOLDINGS INCORPORATED

By:	/s/ Gordon F. DuGan
Name: Gordon F. DuGan

Title:	Director and CEO

ANNEX A

	Appraised Value	FMV Debt
Tenant / Guarantor	12/31/05	Balance 3/31/06	Equity

Assets maturing in the next 6 years or under-LLC
Asset Pool
Vacant Land (San Leandro, CA)	$1,492,000	$—	$1,492,000
Plantation Products Inc. (NK L&G/Garden Cos)	6,230,000	—	6,230,000
Milford Manufacturing (PAGG)	4,500,000	(2,406,926)	2,093,074
The Retail Dist Group	2,880,160	(2,827,622)	52,538
Wal-Mart	5,970,000	—	5,970,000
Medica	20,917,820	(13,104,487)	7,813,333
Pharmaco (Applied BioScience)	17,940,000	—	17,940,000
Brown/Career Education	16,890,000	(7,131,518)	9,758,482
Remec (Spectrian)	7,080,000	—	7,080,000
Carrefour II	37,315,593	(29,592,980)	7,722,613
Sports and Fitness (Austin)	9,290,000	(3,044,552)	6,245,448
Etec I & II (Applied Materials)	62,996,880	(20,637,392)	42,359,488
Balanced Care	5,740,000	—	5,740,000

WPC Subtotal	$199,242,453	$(78,745,476)	$120,496,977

Assets maturing between 7 to 19 years — CPA: 14
Asset Pool
McLane Foodservice	17,848,720	(8,204,328)	9,644,392
Best Buy	35,672,866	(10,010,327)	25,662,539
Truserve	22,203,270	(10,822,702)	11,380,568
Vermont Teddy Bear	7,800,000	(2,462,405)	5,337,595
Westell	18,180,000	(10,288,568)	7,891,432
Celadon Trucking Services, Inc	12,590,000	(1,929,842)	10,660,158
Gensia	21,775,225	(2,007,306)	19,767,919
Randall	9,220,000	(5,160,051)	4,059,949
Telos	20,340,000	—	20,340,000
Garden Ridge	7,150,000	(4,674,937)	2,475,063
Del Monte	15,693,300	(5,583,886)	10,109,414
Sports and Fitness (Houston)	8,950,000	(4,019,445)	4,930,555
Bon-Ton	22,260,000	(5,262,204)	16,997,796
Childtime	18,160,000	(6,363,176)	11,796,824
Compass/Sandwich	3,820,000	(1,540,547)	2,279,453
Perry Graphics	24,650,000	(9,409,437)	15,240,563
Advanced Micro Devices	34,713,860	(20,798,523)	13,915,337
Pacific Logistics (TX Freezer)	14,080,000	(3,778,928)	10,301,072
Intesys	16,266,700	(6,379,881)	9,886,819
CompuCom	14,910,042	(6,691,161)	8,218,881
Sunland Distribution	11,390,000	(5,027,592)	6,362,408
First Aid/Nutramix	8,660,000	—	8,660,000
Silgan	20,410,000	(6,694,295)	13,715,705
Galyan’s (IL, VA)	34,590,000	(15,589,803)	19,000,197
Rave Reviews	12,120,000	(4,071,796)	8,048,204
Upper Deck	20,134,800	(6,184,151)	13,950,649
Special Devices	17,855,300	(10,452,785)	7,402,515
Jen-Coat	17,160,000	(6,738,443)	10,421,557
Orbseal	14,520,000	(5,849,184)	8,670,816
Wellbridge(1)	21,642,090	(15,735,000)	5,907,090
ShopRite (Big V)	11,653,650	(4,182,238)	7,471,412

CPA:14 Subtotal	$536,419,823	$(205,912,940)	$330,506,883

Grand Total	$735,662,276	$(284,658,416)	$451,003,860

(1)	The appraised value and debt balance are adjusted for the restructuring of Wellbridge.

APPENDIX B

AGREEMENT FOR SALE AND PURCHASE

THIS AGREEMENT FOR SALE AND PURCHASE (“Agreement”) made and entered into by and among Corporate Property Associates 12 Incorporated, a Maryland corporation (“CPA:12”), and the entities listed on Schedule 1 attached hereto and incorporated herein (individually, a “Seller”, and together, the “Sellers”), each of whose address for purposes of this Agreement is c/o Corporate Property Associates 12 Incorporated, 50 Rockefeller Plaza, New York City, NY 10020, CAREY ASSET MANAGEMENT CORP., a Delaware corporation (“CAM”), and W. P. CAREY & CO. LLC, a Delaware limited liability company, (the ”Buyer”) on behalf of single purpose entities to be formed for the purpose of acquiring the Properties (as defined below) and assuming the Assumable Loans (as defined below) (collectively, the “SPV Purchasers” and individually, a “SPV Purchaser”) whose address is 50 Rockefeller Plaza, New York City, NY 10020.

WITNESSETH:

1. Subject to the terms and conditions hereinafter set forth, and for good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree that Sellers shall sell and CPA:12 shall cause Sellers to sell, their respective interests in, and Buyer shall buy, assume and accept the properties, or the interest of the Sellers in and to the entities which own the properties, as such properties are described on Exhibits “A-1” through “A-13” and on Schedule 1 attached hereto and incorporated herein (singularly, a “Land”, and collectively, the “Lands”), together with (i) all buildings and other improvements situated on the Lands (singularly, a “Building”, and collectively, the “Buildings”), (ii) all right, title and interest of Sellers in and to all easements, rights of way, reservations, privileges, appurtenances, and other estates pertaining to the Lands and the Buildings, (iii) all right, title and interest of Sellers, if any, in and to the fixtures, machinery, equipment, supplies and other articles of personal property attached or appurtenant to the Lands or the Buildings owned by Sellers and not by Tenants (collectively, the “Personal Property”), (iv) all right, title and interest of Sellers, if any, in and to the trade name(s) of the Buildings and all other names, designations, logos, service marks and the appurtenant goodwill used in connection with the Properties (except for names and logos registered as CPA and CPA:12), (v) all right, title and interest of Sellers, if any, in and to all strips and gores, all alleys adjoining the Lands to the center line thereof, and all right, title and interest of Sellers, if any, in and to any award made or to be made in lieu thereof and in and to any unpaid award for any taking by condemnation or any damages to the Lands or the Buildings by reason of a change of grade of any street, road or avenue, (vi) all right, title and interest of Sellers, if any, in and to the leases for the respective Lands and Buildings, together with any security deposits, letters of credit, guaranties, and/or together with any warrants delivered in connection with any of the leases, (vii) all right, title and interest of Sellers, if any, in, to and under those purchase orders, equipment leases, and managements, service, advertising, franchise and license agreements and other contracts and agreements relating to the ownership and use of the applicable Land and Building and Personal Property (collectively, the ”Service Agreements”), (viii) all right, title and interest of Sellers, if any, in, to and under all guaranties, warranties and agreements (express or implied) from contractors, subcontractors, vendors and suppliers, if any, regarding their performance, quality of workmanship and quality of materials supplied in connection with the construction, manufacture, development, installation and operation of any and all Buildings and Personal Property (collectively, the “Warranties”), (ix) to the extent transferable, certificates, licenses, permits, authorizations, consents, authorizations, approvals and variances, if any, by any governmental or quasi-governmental authority, including, without limitation, a letter or certificate regarding the zoning of each of the Lands from the applicable local office(s) (collectively, the “Permits”), (x) all right, title and interest of the Sellers in and to any intercompany debt (“Intercompany Debt”) from the shareholders of any Seller to such Sellers and (xi) all liabilities and obligations relating to the Land and items described in clauses (i) — (xi) (the Lands, the Buildings and all of the foregoing items listed in clauses (i) — (xi) above being hereinafter sometimes singularly referred to as a “Property”, and collectively referred to as the “Properties”). The transaction contemplated by this Agreement contemplates the sale and purchase of all, but not less than all, of the Properties. Each Seller executes this Agreement for the sole purpose of agreeing to the provisions of this Agreement as the same relate to the Property owned by such Seller as indicated on the applicable Exhibit “A-1 through A-13”. The rights, obligations, representations, warranties and liabilities of each Seller pertain only to such Seller and to the Property owned by said Seller as indicated on the applicable Exhibit “A-1 through A-13”.

2. PURCHASE PRICE.

(a) The aggregate purchase price (“Purchase Price”) for the Properties is One Hundred Ninety-Nine Million, Two Hundred Forty-Two Thousand, Four Hundred Fifty-Three and No/100 Dollars €($199,242,453.00)à, which shall be allocated among the Properties in accordance with the allocation schedule set forth on Exhibit “B” attached hereto and incorporated herein. The Purchase Price shall be payable (i) in cash in the amounts set forth in the Cash Purchase Price column opposite the applicable Property on Exhibit B attached hereto and incorporated herein (“Cash Purchase Price”) and (ii) by the assumption of the loans encumbering the applicable Property identified on Exhibit “C” attached hereto and incorporated herein (“Assumable Loans”); provided, that the amounts set forth on Exhibit B shall be binding on Buyer for purposes of the Cash Purchase Price payable at Closing (as defined below) under this Section 2; and provided further, that promptly following the Closing, Buyer and CPA:14 (as successor to CPA:12) shall adjust the Purchase Price to reflect the actual outstanding loan balances of all the Assumable Loans on the Closing Date, and to the extent that the outstanding loan balances on the Closing Date are less than those balances reflected on Exhibit B, CPA:14 (as successor to CPA:12) shall promptly make payment to Buyer of such difference. The obligation of Buyer and CPA:14 (as successor to CPA:12) shall survive the Closing and the Merger.

(b) Buyer shall be obligated to assume the Assumable Loans and to obtain any required approvals from the lenders thereof and to pay, in addition to the Purchase Price, any assumption fees, transfer fees and/or other costs and expenses incurred in connection with the assumption of each Assumable Loan; if an Assumable Loan is not permitted to be assumed, Buyer shall pay the Loan in full, and in addition to the Purchase Price, any applicable prepayment penalty or other fee or costs payable in connection with, or associated with, the prepayment of such loan. Buyer and Seller shall exercise good faith reasonable efforts to obtain the lenders’ approval.

(c) The Cash Purchase Price shall be payable by wire transfer of immediately available funds at the Closing (as hereinafter defined). Buyers and Sellers further agree that Sellers may continue to market and sell any or all of the Properties prior to the Closing, and if any of the Properties are sold and closed prior to the Closing (any such Property, a “Transferred Property”), such Transferred Property shall be released from the terms hereof, and the Purchase Price hereunder shall be reduced by the amount of the Purchase Price allocated to such Transferred Property as set forth on Exhibit “B”.

3. PURCHASE PRICE PAYMENT.

(a) CPA:12 or Sellers may direct that the Cash Purchase Price be paid by confirmed federal wire transfer of immediately available funds to CPA:12 or to Sellers, and Buyer agrees to make such payment as directed.

(b) It is understood that CPA:12 will designate a paying agent (“Paying Agent”) to receive and distribute the Additional Consideration to CPA:12’s stockholders on behalf of CPA:12, and will notify Buyer of the identity of such Paying Agent as soon as practicable.

4. PROPERTY CONVEYED “AS-IS, WHERE-IS”.  Buyer hereby acknowledges that through a wholly-owned subsidiary it has been managing the Properties for the Sellers and is intimately familiar with the Properties and all portions thereof, and the titles thereto, encumbrances thereon, physical condition thereof and of all improvements thereon, leases affecting portions thereof, tenants and occupants thereof, Service Agreements and operations (including all costs, expenses and revenues from the ownership of each Property). As a result thereof, Buyer agrees as follows:

EXCEPT AS SPECIFICALLY SET FORTH IN SECTION 10 HEREOF, NO SELLER IS MAKING AND HAS NOT AT ANY TIME MADE ANY WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED, WITH RESPECT TO ANY OF THE PROPERTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OR REPRESENTATIONS AS TO HABITABILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE (OTHER THAN SELLER’S WARRANTY OF TITLE TO BE SET FORTH IN THE DEED), ZONING, TAX CONSEQUENCES, PHYSICAL OR ENVIRONMENTAL CONDITION, OPERATING HISTORY OR PROJECTIONS, VALUATION, GOVERNMENTAL APPROVALS, GOVERNMENTAL REGULATIONS, THE TRUTH, ACCURACY OR

COMPLETENESS OF THE ITEMS OR ANY OTHER INFORMATION PROVIDED BY OR ON BEHALF OF SUCH SELLER TO BUYER OR ANY OTHER MATTER OR THING REGARDING ANY OF THE PROPERTIES. UPON CLOSING, EACH SELLER SHALL SELL AND CONVEY TO BUYER, AND BUYER SHALL ACCEPT THE RESPECTIVE PROPERTIES “AS IS, WHERE IS, WITH ALL FAULTS.” BUYER HAS NOT RELIED UPON AND WILL NOT RELY UPON EITHER DIRECTLY OR INDIRECTLY, ANY REPRESENTATION OR WARRANTY OF ANY SELLER WITH RESPECT TO ANY OF THE PROPERTIES EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN. BUYER HAS PREVIOUSLY CONDUCTED SUCH INVESTIGATIONS OF THE PROPERTIES, INCLUDING BUT NOT LIMITED TO, THE PHYSICAL AND ENVIRONMENTAL CONDITIONS THEREOF, AS BUYER DEEMS NECESSARY TO SATISFY ITSELF AS TO THE CONDITION OF THE PROPERTIES AND WILL RELY SOLELY UPON SAME. UPON CLOSING, BUYER SHALL ASSUME THE RISK THAT ADVERSE MATTERS, INCLUDING BUT NOT LIMITED TO, CONSTRUCTION DEFECTS AND ADVERSE PHYSICAL AND ENVIRONMENTAL CONDITIONS, MAY NOT HAVE BEEN REVEALED BY BUYER’S INVESTIGATIONS. BUYER, UPON CLOSING, HEREBY WAIVES, RELINQUISHES AND RELEASES SELLERS, AND EACH OF THEM, FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION (INCLUDING CAUSES OF ACTION IN TORT [I.E., NEGLIGENCE AND STRICT LIABILITY]), LOSSES, DAMAGES, LIABILITIES, COSTS AND EXPENSES (INCLUDING ATTORNEYS’ FEES AND COURT COSTS) (COLLECTIVELY, “CLAIMS”) OF ANY KIND AND EVERY KIND OR CHARACTER, KNOWN OR UNKNOWN, WHICH BUYER MIGHT HAVE ASSERTED OR ALLEGED AGAINST SELLERS, AND EACH OF THEM, AT ANY TIME BY REASON OF OR ARISING OUT OF ANY CONSTRUCTION DEFECTS, PHYSICAL AND ENVIRONMENTAL CONDITIONS, THE VIOLATION OF ANY APPLICABLE LAWS AND ANY AND ALL OTHER MATTERS REGARDING THE PROPERTIES, OR ANY OF THEM.

5. BUYER AND SELLER CONTINGENCY.

(a) The obligation of Buyer hereunder to close is subject to satisfaction, as evidenced by a written confirmation thereof from Corporate Property Associates 14,
Incorporated, a Maryland corporation (“CPA14”), of all conditions precedent to the merger (the “Merger”) of CPA:12 with and into CPA:14 (or, if applicable, in accordance with the provisions for an “Alternate Merger” as set forth and defined in that certain Agreement and Plan of Merger dated June 29, 2006 (“Merger Agreement”) by and among CPA:12, CPA:14, CPA 14 Acquisition, Inc., CPA 12 Merger Sub Inc. and CPA Holdings Incorporated), other than the closing of the transactions contemplated by this Agreement and other than those which by their nature, are satisfied at closing of the Merger. It is understood, however, that the delivery of certain documents to effectuate the actual Merger of CPA:12 with and into CPA:14 (or, if applicable, in accordance with the provisions for an Alternate Merger under the Merger Agreement)shall not occur until subsequent to the closing of the transactions contemplated hereby and is not a contingency to this transaction.

(b) The obligation of CPA:12 to close and to cause each Seller hereunder to close and the obligation of each Seller hereunder to close, is subject to satisfaction, as evidenced by a written confirmation thereof from CPA:14 of all conditions precedent to the Merger of CPA:12 with and into CPA:14 (or, if applicable, or in accordance with the provisions for the Alternate Merger under the Merger Agreement), other than the closing of the transactions contemplated by this Agreement and other than those which by their nature, are satisfied at closing of the Merger. It is understood, however, that the delivery of certain documents to effectuate the actual Merger of CPA:12 with and into CPA:14 (or, if applicable, in accordance with the provisions for the Alternate Merger under the Merger Agreement) shall not occur until subsequent to the closing of the transactions contemplated hereby and is not a contingency to this transaction.

6. ADDITIONAL CONSIDERATION.

(a) As an additional material inducement to the Sellers to enter into this Agreement, Buyer covenants and agrees that if (i) an SPV Purchaser or its affiliates enters into a definitive agreement within six (6) months after the Closing Date hereunder to sell any of the Properties or its respective interests in any of the Properties and does thereafter sell, convey or transfer said Property or its interest in said Property in accordance with the terms of said definitive agreement (whether or not the closing of such subsequent sale occurs within said six (6) months after the Closing Date), or (ii) if an SPV Purchaser or its affiliates otherwise sells and closes on the conveyance of a Property or other transfer of its interest in and to a Property within six (6) months after the Closing Date, then, in either such event, such SPV Purchaser or its affiliates will promptly pay to the Paying Agent following receipt of the Net Proceeds (as hereinafter defined) and completion of the process specified in Section 6(d) or (e), as applicable, an amount equal to eighty-five percent (85%) of the positive difference, if any, between (a) the Total Cost paid to Seller hereunder for the purchase of such Property or interest therein by such SPV Purchaser [‘Total Cost” shall mean the sum of the Purchase Price allocated thereto per Exhibit “B” attached hereto, less the Assumable Loan, if any, applicable to said Property and outstanding on the Closing Date and less all third party costs and legal fees incurred by such SPV Purchaser in connection with such purchase (including the portion of the costs and expenses to close the purchase of the Property, or interests therein, by the applicable SPV Purchaser reasonably allocated by the Buyer to such Property)] and (b) the Net Proceeds received by such SPV Purchaser from the sale and closing of such Property or interest therein (for purposes hereof, Net Proceeds will be equal to the purchase price paid to Buyer or SPV Purchaser or its affiliates for such Property or interest therein, less (i) any loan(s) assumed by said purchaser of the Property, (ii) all third party costs and legal fees incurred by Buyer to close such sale (but excluding any fees paid or payable to Buyer in respect of such sale), (iii) the cost for any improvements made to the Property during Buyer’s ownership and (iv) the cost of any prepayment premium or to purchase any defeasance collateral). Sellers hereby acknowledge that Buyers shall have sole and unlimited discretion to determine the purchase price and terms and provisions relating to sale, of any of the Properties or interest of Sellers therein and shall have no obligation to market or sell any Property). Notwithstanding the foregoing, the amount retained by the Buyer or its affiliates as a fee, incentive or similar payment or benefit in respect of such sale, shall not exceed the fee that would have been payable to CAM under the Acquisition Services Agreement (as hereinafter defined) by CPA: 12 had CPA: 12 sold the applicable Property directly to the third party buyer as of immediately prior to the termination of the Acquisition Services Agreement.

(b) The Buyer and Seller acknowledge that the right to receive additional consideration pursuant to subparagraph (a) above is, (i) not intended in any way to constitute a security of Buyer, (ii) an integral part of the consideration for the sale of the Properties hereunder and is not an investment or ownership interest in Buyer, (iii) a contract right, and (iv) once distributed to stockholders of CPA:12, not transferable under any circumstances (including by merger), except with respect to a trust or a natural person by operation of the laws of descent and inheritance or similar such transfer. Sellers hereby further agree that upon payment of any Additional Consideration payable by Buyer to the Paying Agent designated by CPA:12, Buyer is released from any further liability or obligation with respect to the sold Property and from any obligation for the proper distribution of such Additional Consideration by the Paying Agent.

(c) CPA:12 shall designate on or prior to the Closing a person who shall serve as the CPA:12 shareholders’ representative for purposes of the determination of the Additional Consideration (the “Designee”) and shall provide written notice of the name and address of the Designee on or prior to the Closing. The Designee shall be entitled to act on behalf of such shareholders and Buyer shall be entitled to rely upon the actions, communications and agreements of the Designee with respect to the Additional Consideration. CPA:12 may replace the Designee with not less than three (3) Business Days advance written notice to Buyer.

(d) Buyer’s determination of any Additional Consideration shall be forwarded to the Designee no later than ten (10) business days after the determination by Buyer of such Additional Consideration. Buyer shall provide the Designee with detailed back-up documentation underlying the determination and with access to the data it used to determine the Additional Consideration upon request, including reasonable access to the employees of Buyer who calculated the Additional Consideration and contributed to such calculation. Designee shall review the calculation of the Additional Consideration within fifteen (15) business days after delivery thereof and notify Buyer in writing of any disagreement with such calculation. If within such fifteen (15) business days following delivery Designee does not object in writing thereto, then Buyer’s determination of the Additional Consideration shall be conclusive.

(e) If Designee so objects in writing to Buyer’s computation, then Buyer and Designee shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiation not result in an agreement within twenty (20) business days of receipt by Buyer of Designee’s objection, then the matter shall be submitted to arbitration by an independent accounting firm. All fees and expenses relating to appointment of an independent accounting firm and the work, if any, to be performed by such independent accounting firm will allocated 50% to Buyer and 50% to CPA:14, as successor to CPA:12; provided that the accounting firm shall be instructed to make a determination to equitably allocate such costs to Buyer or to CPA:14, as successor to CPA:12 if the firm determines there is a compelling equitable reason to do so instead of allocating the costs equally, and in such case the costs shall be so allocated. The independent accounting firm shall deliver to Buyer and Designee a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the independent accounting firm by Buyer and Designee, or their respective affiliates) of the disputed items within thirty (30) days of receipt of the disputed items, which determination shall be final, binding and conclusive on the parties in the absence of manifest error.

(f) Promptly following agreement on or determination of the final, binding and conclusive calculation of the Additional Consideration, Buyer shall pay such Additional Consideration to the Designee or as directed by Designee as soon as practicable.

(g) Unless there is a clear commercial reason or justification for doing so, other than to avoid having to pay excess gain as Additional Consideration hereunder, Buyer agrees not to (and agrees to use its reasonable best efforts to cause other parties under Buyer’s control, or acting on Buyer’s behalf not to) delay the signing of a transaction that would be taken into account in determining the Additional Consideration if such transaction was consummated.

7. TITLE COMMITMENTS AND POLICIES.  Buyer may order an update of title in order for Fidelity National Title Insurance Company (“Title Company”) to issue title commitments (collectively, “Commitments”) for the Properties, together with copies of all documents shown as title exceptions in the Commitments (“Title Documents”). Buyer acknowledges that it is familiar with the title to the Properties and except for any mortgage/deed of trust (other than first priority mortgages/deeds of trusts securing the Assumable Loans), judgment or other monetary lien created or caused by Sellers (collectively, “Liens”), which Sellers shall satisfy at Closing, Sellers shall have no obligation to eliminate or cure any other title exceptions, and Buyer will proceed to Closing subject to all other matters affecting the title to the Properties.

8. TIME OF CLOSING.  The Closing (“Closing”) shall occur immediately following satisfaction of the respective Buyer’s and Seller’s Contingency set forth in Section 5 above and prior to closings of the merger of CPA:12 with and into CPA:14 (or, if applicable, pursuant to the Alternate Merger under the Merger Agreement), at a time and location mutually agreed to by Sellers and Buyer (“Closing Date”).

9. POSSESSION.  Possession of the Properties shall be delivered as of the Closing Date subject to all leases and matters of record or apparent from an inspection of the Property or as may be shown on a survey.

10. REPRESENTATIONS AND COVENANTS OF SELLERS.  Each Seller expressly covenants, represents and warrants to Buyer as to itself and as to each Property in which such Seller has an interest, as follows:

A. Such Seller is the fee simple owner of such Property.

B. Such Seller is a duly formed and validly existing entity in good standing under the laws of its state of organization and is qualified to do business in the state(s) in which it is legally required to be so qualified.

C. Such Seller has full right, power and authority to execute, deliver and perform its obligations under this Agreement and has taken or will take all necessary action and obtained all necessary consents to authorize the execution, delivery and performance of this Agreement and all documentation required to effectuate the full intent and purposes of this Agreement, and this Agreement is enforceable against such Seller.

D. There is no legal action pending, or to the knowledge of such Seller, threatened against such Seller, which relates and materially adversely affects such Property or otherwise materially adversely affects such Seller’s ability to perform such Seller’s obligations hereunder.

E. No petition in bankruptcy (voluntary or otherwise), assignment for the benefit of creditors, or petition seeking reorganization or arrangement or other action under federal or state bankruptcy laws is pending against or contemplated by such Seller.

F. Such Seller is not a foreign person within the meaning of Section 1445(f) of the Internal Revenue Code of 1986, as amended.

G. Such Seller has at all times been in compliance with and will continue to be in compliance through the Closing Date with (a) the Patriot Act, Pub. L. No. 107-56, the Bank Secrecy Act, 31 U.S.C. § 5311 et seq., the Money Laundering Control Act of 1986, and laws relating to the prevention and detection of money laundering in 18 U.S.C. §§ 1956 and 1957; (b) the Export Administration Act (50 U.S.C. §§ 2401-2420), the International Emergency Economic Powers Act (50 U.S.C. § 1701, et seq.), the Arms Export Control Act (22 U.S.C. §§ 2778-2994), the Trading With The Enemy Act (50 U.S.C. app. §§ 1-44), and 13 U.S.C. Chapter 9 and (c) the Foreign Asset Control Regulations contained in 31 C.F.R., Subtitle B, Chapter V.

All representations and warranties of each Seller set forth in this Agreement and the conditions and circumstances contained herein shall be effective, valid, true and correct on the Closing Date and the representations and warranties of each Seller shall survive the Closing for a period of six (6) months.

11. REPRESENTATIONS AND COVENANTS OF BUYER.  Buyer expressly covenants, represents and warrants to Sellers, as follows:

A. Buyer is a duly formed and validly existing limited liability company in good standing under the laws of the State of Delaware.

B. Buyer has full right, power and authority to execute, deliver and perform its obligations under this Agreement and has taken all necessary action and obtained all necessary consents to authorize the execution, delivery and performance of this Agreement and all documentation required to effectuate the full intent and purposes of this Agreement, and this Agreement is enforceable against Buyer.

C. There is no legal action pending or to Buyer’s knowledge threatened against Buyer which would materially affect the ability of Buyer to carry out the transactions contemplated by this Agreement.

D. No petition in bankruptcy (voluntary or otherwise), assignment for the benefit of creditors, or petition seeking reorganization or arrangement or other action under federal or state bankruptcy laws is pending against or contemplated by Buyer.

E. Buyer has at all times been in compliance with and will continue to be in compliance through the Closing Date with (a) the Patriot Act, Pub. L. No. 107-56, the Bank Secrecy Act, 31 U.S.C. § 5311 et seq., the Money Laundering Control Act of 1986, and laws relating to the prevention and detection of money laundering in 18 U.S.C. §§ 1956 and 1957; (b) the Export Administration Act (50 U.S.C. §§ 2401-2420), the International Emergency Economic Powers Act (50 U.S.C. § 1701, et seq.), the Arms Export Control Act (22 U.S.C. §§ 2778-2994), the Trading With The Enemy Act (50 U.S.C. app. §§ 1-44), and 13 U.S.C. Chapter 9; (c) the Foreign Asset Control Regulations contained in 31 C.F.R., Subtitle B, Chapter V; and (d) any other civil or criminal federal or state laws, regulations, or orders of similar import.

F. Buyer has, and shall have, sufficient resources available to consummate all the transactions contemplated hereby, including paying the Purchase Price to Sellers in cash.

All representations and warranties of Buyer set forth in this Agreement and the conditions and circumstances contained herein shall be effective, valid, true and correct on the Closing Date and the representations and warranties of Buyer shall survive the Closing for a period of six (6) months.

12. CONVEYANCE.  Except as otherwise set forth in Section 14 below, Sellers shall convey title to the Properties to Buyer by Special or Limited Warranty Deeds (collectively, “Deeds”) subject only to: (i) zoning and/or restrictions and prohibitions imposed by governmental authorities to which Buyer has not objected; (ii) covenants, conditions, restrictions, easements and other matters of record or apparent from an inspection of the Properties or a survey of the Properties, (iii) the Assumable Loans and the documents evidencing or securing the Assumable Loans; and (iv) taxes and assessments which are a lien, but not yet due and payable.

13. DOCUMENTS FOR CLOSING.  At Closing, Sellers shall deposit in escrow with Fidelity National Title Insurance Company (the “Escrow Agent”), the following executed documents (the “Transfer Documents”):

(1) Special/Limited Warranty Deeds for each Property;

(2) Bills of Sale for each Property;

(3) FIRPTA Affidavits for each Seller;

(4) Counterparts of the Assignment and Assumption of Leases for each Property;

(5) Counterparts of the Assignment and Assumption of Service Agreements for each Property;

(6) Security Deposits/Letters of Credit released or amended, together with any warrants held under or in connection with any lease;

(7) Counterparts of the Assignment and Assumption of Intercompany Debt Documents for such applicable Property;

(8) A resolution from the Board of directors of CPA:12 authorizing the sale of each Property; and

(9) Such other documents as Buyer shall reasonably request to evidence the purchase and transfer of the Properties.

At Closing, Buyer shall deposit in escrow with the Escrow Agent, the following executed documents:

(1) Counterparts of the Assignment of and Assumption of Leases;

(2) Counterparts of the Assignment and Assumption of Contracts; and

(3) Counterpart of the Assignment and Assumption of the Intercompany Debt Documents for such applicable Property.

14. TRANSFER OF INTERESTS IN LIEU OF CONVEYANCE OF PROPERTY TITLE.

(a) In lieu of the Transfer Documents to convey title in and to the Properties referenced in Section 13 above, transfer of one or more of the Properties may be implemented and effectuated through a merger of the applicable Seller with and into the applicable SPV Purchaser or SPV Purchasers and/or through a transfer and conveyance of membership, shareholder and/or partnership interests of the member, shareholder and/or partner of the applicable Seller or Sellers to the applicable SPV Purchaser or SPV Purchasers (or to another entity or entities affiliated with the Buyer and/or applicable SPV Purchaser designated in writing by the Buyer and/or applicable SPV Purchaser).

(b) Buyer may designate, upon written notice to the applicable Seller, which transactions will be implemented through a merger transaction and/or a transfer and conveyance of such membership, partnership or shareholder interest, and such Seller will cooperate with Buyer to effectuate such merger(s) and/or transfers of interests.

(c) With respect to such merger or transfer of an interest transaction, the applicable Seller shall provide one or more of the documents specified in Section 13, modified as applicable, to reflect the structure of the transfer.

15. EXPENSES.

A. Buyer shall pay the following costs:

(1) The escrow fee;

(2) The cost of recording the Transfer Documents and/or to effectuate the mergers and/or transfers of interest contemplated under Section 14 above;

(3) Loan assumption fees; and

(4) Any transfer or conveyance tax charged on or for the recording of the Transfer Documents and any tax charged in connection with any merger and/or the transfer of interests consummated pursuant to Section 14 above.

B. Sellers shall pay any costs to be borne by Sellers and specifically provided for in this Agreement and the cost of the Paying Agent and the Designee.

16. PRORATION OF TAXES (REAL AND PERSONAL); UTILITIES; CONTRACTS.  Escrow Agent shall prorate all taxes and assessments as of the date of Closing according to the calendar year, using the last available County Treasurer’s/local taxing body’s tax duplicate or tax bills for the purpose of closing the transaction. When the actual amount of such taxes becomes known, Sellers and Buyer shall adjust the actual tax proration between themselves. To the extent utilities are in the name of any Seller, Sellers and Buyer shall work together to notify utility companies and vendors of the Closing and transfer all utilities as of the Closing Date. Sellers shall provide Buyer with a letter of authorization in customary form to assist with this process. Sellers shall be entitled to a refund of all utility deposits and shall pay all utilities up to and including the Closing. Buyer shall be responsible for all utilities and Service Agreements assumed by Buyer from and after the Proration Date (as hereinafter defined). Buyer and Sellers agree that the proration provided for in this section shall take place promptly following the Merger and shall not be reflected on the Settlement statement(s) to be delivered at Closing and shall not affect the Cash Purchase Price payable by Buyer at Closing; the obligation of Buyers and Sellers hereunder shall survive the Closing and the Merger.

17. PRORATION OF RENTS AND INTEREST ON ASSUMABLE LOANS AND ON THE INTERCOMPANY DEBT.  Sellers shall pay or cause to be paid to Buyer, in cash at
Closing, the amount of any security deposits relating to the Properties (and/or deliver to Buyer at Closing any applicable letters of credit held by such Sellers in lieu of security deposits) and prepaid rents paid to Sellers by tenants as of the Proration Date. The prorations shall be computed on a monthly basis based upon the actual number of days in the calendar month. No proration shall be made for rents delinquent as of the Closing Date (“Delinquent Rents”). Any Rents collected after Closing shall first be applied to current rent and then to Delinquent Rents. In addition, interest occurring under the Assumable Loans and on the Intercompany Debt shall be prorated the Proration Date. Buyer and Sellers agree that the proration provided for in this section shall take place promptly following the Merger and shall not be reflected on the Settlement statement(s) to be delivered at Closing and shall not affect the Cash Purchase Price payable by Buyer at Closing; the obligation of Buyers and Sellers hereunder shall survive the Closing and the Merger.

18. PRORATION DATE. Taxes and assessments, insurance, assumed interest, rents, and other expenses and revenue of the Properties shall be prorated through 11:59 P.M. on the day prior to Closing (“Proration Date”).

19. TERMINATION OF ACQUISITION SERVICES AGREEMENT AND AMENDED AND RESTATED ADVISORY AGREEMENT; WAIVER AND DISCHARGE. CPA:12 and CAM hereby agree to and do terminate that certain Acquisition Services Agreement (“Acquisition Services Agreement”), dated as of June 28, 2000, between the Seller and CAM, as amended, effective concurrently with the Closing hereunder, and CPA:12 and Buyer agree to and do terminate that certain Amended and Restated Advisory Agreement (“Advisory Agreement”) dated as of February 17, 2005, by and between CPA:12 and Buyer, effective concurrently with the Closing. In connection with such mutual termination of the Acquisition Services Agreement, (A) CPA:12 (or its successors) agrees to pay CAM at Closing in full (i) the “Termination Fee” as defined in the Acquisition Services Agreement and (ii) the “Subordinated Disposition Fees” as defined in the Acquisition Services Agreement, and (B) CAM and its affiliates hereby waive any right to collect any other fees under such agreement from CPA:12 or its successors and assigns, including CPA:14, and agree that as of the Closing and upon such payment of the sums under (A) above, all of CPA:12’s obligations under such agreement will have been fully and completely discharged. In connection with the mutual termination of the Advisory Agreement, (X) CPA:12 (or its successors) shall pay in full at Closing all amounts payable under Section 20(a) of the Advisory Agreement and (Y) Buyer and its affiliates waive any right to collect any other fees under such agreement from CPA:12 or its successors and assigns, including CPA:14, and agree that as of the Closing and upon payment of the sums under (X) above, all of CPA:12’s obligation under such agreement will have been fully and completely discharged. This section may be enforced by the successors and assigns of CPA:12 and purchasers of a substantial portion of its assets.

20. COMMUNICATIONS. All notices, demands, requests, consents, approvals, waivers or other communications shall be in writing and shall be deemed to be delivered (i) when mailed, upon receipt or refusal thereof, (ii) when delivered by a nationally recognized overnight courier service, upon confirmation of delivery by the courier service or refusal thereof or (iii) when sent by confirmed telecopy, upon receipt, and addressed to the parties as follows:

If to Sellers, to the applicable Seller or Sellers
addressed as follows:
[Name of Seller]
c/o Corporate Property Associates 12 Incorporated
50 Rockefeller Plaza
New York City, NY 10020
Attn: Director, Asset Management
Fax Number: 212-492-8922

with a copy to:
Clifford Chance US, LLP
31 West 52nd Street
New York, NY 10019-6131
Attn: Kathleen L. Werner, Esq.
Fax Number: 212-878 8375

And to:
Greenberg, Traurig, LLP
200 Park Avenue
New York, NY 10166
Attn: Ivan J. Presant, Esq.
Fax Number: 212-801-6400

If to Buyer, to the address as follows:
W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York City, NY 10020
Attn: Director, Asset Management
Fax Number:  212-492-8922

with a copy to:
Reed Smith, LLP
599 Lexington, Avenue
New York, NY 10022-7650
Attn: Ruth S. Perfido, Esq.
Fax Number: 212 521-5450

21. EFFECTIVE DATE OF AGREEMENT. The effective date (“Effective Date”) of this Agreement shall be the last date that this Agreement is executed either by Sellers or by Buyer.

22. ATTORNEY’S FEES AND COSTS. Subject to the terms of Section 6 hereinabove, in connection with any litigation arising out of this Agreement, each party shall pay its own legal fees and costs incurred in connection with such litigation, appellate proceedings and post-judgment proceedings.

23. BROKERAGE. Buyer and Sellers each represent and warrant to the other that neither has had any dealings with any person, firm, broker or finder in connection with the negotiations of this Agreement and/or the consummation of the purchase and sale contemplated hereby, and no broker or person, firm or entity is entitled to any commission or finder’s fee in connection with this Agreement or this transaction. Buyer and Sellers do each hereby indemnify, defend, protect and hold the other harmless from and against any costs, expenses or liability for compensation, commission or charges which may be claimed by any broker, finder or other similar party by reason of any actions of the indemnifying party.

24. CONDEMNATION AND CASUALTY

A. CONDEMNATION. Buyer hereby agrees to assume the risk during the term of this Agreement for any threatened or commenced condemnation or eminent domain. Sellers shall promptly notify Buyer of any threatened or commenced condemnation or eminent domain proceedings affecting any Property. In the event that all or any portion of a Property shall be taken in condemnation or by conveyance in lieu thereof or under the right of eminent domain or formal proceedings have been initiated therefor after the Effective Date and before the Closing Date, Buyer, nonetheless, shall be obligated to proceed to close the transaction contemplated herein pursuant to the terms hereof, in which event the applicable Seller or Sellers shall deliver to Buyer or the applicable SPV Purchaser at the Closing any proceeds actually received by such Sellers attributable to such Property from such condemnation or eminent domain proceeding or conveyance in lieu thereof and assign to Buyer or the applicable SPV Purchaser such Sellers’ rights to any such proceeds not yet received by such Sellers, and there shall be no reduction in the allocated portion of the Purchase Price for such Property.

B. CASUALTY. Buyer hereby agrees to assume the risk during the term of this Agreement for any casualty or damage affecting any Property. Sellers shall promptly notify Buyer of any casualty affecting any Property. In the event that all or any portion of a Property shall be damaged or destroyed by fire or other casualty after the Effective Date and before the Closing Date, Buyer, nonetheless, shall be obligated to close the transaction contemplated herein according to the terms hereof, notwithstanding such casualty loss, and Sellers shall either (i) deliver to Buyer or the applicable SPV Purchaser at the Closing any insurance proceeds actually received by Sellers attributable to the Property from such casualty, or (ii) assign to Buyer or the applicable SPV Purchaser all of Sellers’ right, title, and interest in any claim under any applicable insurance policies in respect of such casualty, together with payment to Buyer of an amount equal to the deductible(s), if any, applicable to such loss under the insurance policy(ies), and there shall be no reduction in the allocated portion of the Purchase Price for such Property.

25. DEFAULT.

A. SELLERS’ DEFAULT; BUYER’S SOLE REMEDIES. If, after written demand, any Seller fails to consummate this Agreement in accordance with its terms (other than by reason of (i) Buyer’s breach of any of its representations or warranties contained in this Agreement; (ii) Buyer’s continuing default of any of its material covenants hereunder after ten (10) days’ prior written notice of such default; (iii) a termination of this Agreement by Sellers or Buyer pursuant to a right to do so expressly provided for in this Agreement; or (iv) the failure of the satisfaction of any condition or contingency herein), Buyer may either (1) terminate this Agreement by written notice to Sellers, in which event all further rights and obligations of the parties hereunder will terminate or (2) pursue specific performance of this Agreement, provided, however, that such action in equity for specific performance is commenced by Buyer duly and properly filing and serving a complaint within sixty (60) days after a default by Seller. Notwithstanding anything to the contrary in this Agreement, the Buyer may not terminate this Agreement or refuse to close the transactions contemplated hereby unless the breach of a representation, warranty or covenant by a Seller has a material adverse effect on the Properties, taken as a whole. In the event of any Seller’s continuing default after Closing in any of its representations, warranties or covenants in this Agreement which survive Closing or any documents delivered by any Seller at Closing, and such default continues for more than thirty (30) days after written notice of such default from Buyer, Buyer shall be entitled to pursue its remedies available at law or in equity.

B. BUYER’S DEFAULT; SELLERS’ SOLE REMEDIES. If after written demand, Buyer fails to consummate this Agreement in accordance with its terms (other than by reason of (i) Sellers’ breach of any of its representations or warranties contained in this Agreement; (ii) Sellers’ continuing default of any of its material covenants after ten (10) days’ prior written notice of such default; (iii) a termination of this Agreement by Sellers or Buyer pursuant to a right to do so expressly provided for in this Agreement; or (iv) the failure of the satisfaction of any condition or contingency herein), Sellers may either terminate this Agreement, in which event all further rights and obligations of the parties hereunder will terminate, or Seller may also pursue specific performance of this Agreement. Notwithstanding anything to the contrary in this Agreement, the Sellers may not terminate this Agreement or refuse to close the transactions contemplated hereby unless the breach of a representation, warranty or covenant by the Buyer has a material adverse effect on the Properties, taken as a whole. Buyer acknowledges that monetary damages are not sufficient to adequately compensate Sellers for a default by Buyer hereunder. In the event of Buyer’s continuing default after Closing in any of its representations, warranties or covenants in this Agreement which survive Closing or any documents delivered by Buyer at Closing, and such default continues for more than thirty (30) days after written notice of such default from Sellers, Sellers shall be entitled to pursue any remedies available at law or in equity.

C. NO DEFAULT; MUTUAL TERMINATION. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of each of Buyer and Sellers, but conditioned upon the consent of CPA: 14 to such termination, which consent of CPA:14 is not to be unreasonably withheld, delayed or conditioned;

(b) by Sellers, upon a breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement that has a material adverse effect on the Properties, taken as a whole;

(c) by Buyer, upon a breach of any representation, warranty, covenant or agreement on the part of Sellers set forth in this Agreement that has a material adverse effect on the Properties, taken as a whole;

(d) by either Buyer or Seller, if any judgment, injunction, order, decree or action by any governmental entity of competent authority preventing the consummation of the transactions contemplated hereby shall have become final and non-appealable after the parties have used reasonable best efforts to have such judgment, injunction, order, decree or action removed, repealed or overturned;

(e) by either Buyer or Seller, if the agreement and plan of merger referred to in Section 5 hereof is terminated prior to the Closing hereunder pursuant to its terms; and

(f) by either Buyer or Seller, if the Closing shall not have occurred before December 31, 2006 (subject to automatic extension until March 31, 2007 if a condition to Closing hereunder, which is not satisfied as of December 31, 2006 is reasonably likely to be satisfied by March 31, 2007). Provided, if the Merger Agreement has been extended, this Agreement will be similarly extended until March 31, 2007. Either party may terminate this Agreement after March 31, 2007.

26. TIME. Any time period provided for herein which shall end on Saturday, Sunday or state or national legal holiday shall extend to 5:00 P.M. Eastern Time of the next business day.

27. PERSONS BOUND. The benefits and obligations of the covenants herein shall inure to and bind the respective successors and assigns of the parties hereto. Whenever used, the singular number shall include the plural, the plural the singular and the use of any gender shall include all genders.

28. FINAL AGREEMENT. This Agreement represents the final agreement of the parties and no agreements or representations, unless incorporated into this Agreement, shall be binding on any of the parties.

29. GOVERNING LAW. This Agreement shall be governed and construed in all respects with the laws of the State of New York.

30. EXECUTION AND COUNTERPARTS; FACSIMILES. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Agreement shall not bind Sellers or Buyer as an offer or an agreement unless signed by the person or party sought to be bound. Facsimile transmissions and other copies of executed documents shall serve the same purpose as originals in connection with the terms of this Agreement and any notices required to be or given hereunder may be delivered by facsimile transmission in the manner provided in Section 20. The transmittal of an unexecuted draft of this document for purposes of review shall not be considered an offer to enter into an agreement.

31. AMENDMENT. This Agreement may not be modified or amended, except by an agreement in writing signed by Sellers and Buyer. The parties may waive any of the conditions contained herein or any of the obligations of the other party hereunder, but any such waiver shall be effective only if in writing and signed by the party waiving such conditions or obligations.

32. REASONABLE BEST EFFORTS. Upon the terms and subject to the conditions set forth in this Agreement and compliance with applicable law and the other terms of this agreement, each of the Sellers and the Buyer agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all reasonable steps as maybe necessary to obtain an approval, waiver or exemption from any governmental entity, (ii) the obtaining of all necessary consents, approvals, waivers or exemption from non-governmental third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Nothing herein however, shall require any of the Sellers or the Buyer to increase any of its respective liabilities or obligations hereunder.

33. EQUITABLE ASSIGNMENT. To the extent the deliverables contemplated by Section 13 are third party consents or waivers which are required to be obtained under applicable law or the terms of a governing agreement in order to effect the transactions hereunder with respect to an applicable Property, but such consents or waivers have not been obtained at Closing, if the parties are otherwise required to close under the terms of Section 5, then the parties shall close the transactions hereunder but with respect to such outstanding deliverables, the parties shall continue to seek to obtain such consent or waiver, and until such time as it is obtained, the parties shall not transfer the Property in breach of the applicable restrictions and instead shall enter into an equitable arrangement providing the purchasers the benefits and risks of ownership with respect to the Property for which the consent or waiver has not been obtained.

34. CAM COOPERATION. CAM agrees to use reasonable best efforts to deliver the documents referenced in Section 5.1(e) of the Merger Agreement.

(signature blocks on the following pages)

BUYER:

W. P. CAREY & CO. LLC,
a Delaware limited liability company

By:	Carey Management LLC,
managing member

By:	/s/ T. E. Zacharias

Its:	Managing Director

SELLERS:

CORPORATE PROPERTY ASSOCIATES 12
INCORPORATED,
a Maryland corporation

By:	/s/ Elizabeth P. Munson

Its:	Director

BUILD (CA) QRS 12-24, INC.,
a California corporation

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

BUD Limited Liability Company,
a Tennessee limited liability company

By:	SEEDS (TN) QRS 12-9, Inc.,
a Tennessee corporation, managing member

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

SIGNATURE PAGE TO CPA:12 AGREEMENT OF SALE

GGAP (MA) QRS 12-31, INC.,
a Massachusetts corporation

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

AFD (MN) LLC,
a Delaware limited liability company

By:	FAST (DE) QRS 14-22, Inc.,
a Delaware corporation, managing member

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

WALS (IN) QR 12-5, INC.,
an Indiana corporation

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

ABI (TX) QRS 12-11, Inc.,
a Texas corporation

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

BRI (MN) QRS 12-52, Inc.,
a Delaware corporation

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

SIGNATURE PAGE TO CPA:12 AGREEMENT OF SALE -2

SPEC (CA) QRS 12-20, Inc.,
a California corporation

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

24 HR-TX (TX) LIMITED PARTNERSHIP,
a Delaware limited partnership

By:	24 HR-TX GP (TX)QRS 12-66, Inc.,
a Delaware corporation

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

Corporate Property Associates 12 Incorporated,
a Maryland corporation,
in its capacity as a member of
ET LLC d/b/a ET QRS LLC

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

CARE (PA) QRS 12-43, Inc.,
a Delaware corporation

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

SIGNATURE PAGE TO CPA:12 AGREEMENT OF SALE -3

Corporate Property Associates 12 Incorporated,
a Maryland corporation,
in its capacity as a shareholder of
MAPI INVEST Sprl,

By:	/s/ Gordon F. DuGan

Print Name:	GORDON F. DUGAN

Title:	Director and CEO

For purposes of Sections 19 and 34 only:

CAREY ASSET MANAGEMENT CORP.,
a Delaware corporation

By:	/s/ T. E. Zacharias

Print Name:	THOMAS E. ZACHARIAS

Title:	Managing Director

SIGNATURE PAGE TO CPA:12 AGREEMENT OF SALE — 4

SCHEDULE I

	Sellers	Properties Location

1.	Build (CA) QRS 12-24, Inc., a California corporation	San Leandro, CA
2.	BUD Limited Liability Company, a Tennessee limited liability company	Chattanooga, TN
3.	GGAP (MA) QRS 12-31, Inc., a Massachusetts corporation	Milford, MA
4.	AFD (MN) LLC, a Delaware limited liability company	Grand Rapids, MI
5.	WALS (IN) QRS 12-5, Inc., an Indiana corporation	Greenfield, IN
6.	ABI (TX) QRS 12-11, Inc., a Texas corporation	Austin, TX (4 Lots)
7.	BRI (MN) QRS 12-52, Inc., a Delaware corporation	Mendota Heights, MN
8.	SPEC (CA) QRS 12-20, Inc., a California corporation	Sunnyvale, CA
9.	24 HR-TX (TX) Limited Partnership, a Delaware limited partnership	Austin, TX (SPA)
10.	ET LLC, a Delaware limited liability company, d/b/a ET QRS LLC*	Hayward, CA
11.	CARE (PA) QRS 12-43, Inc., a Delaware corporation	Mechanicsburg, PA
12.	CARLOG *	France (8 properties)
13.	SCI MAP INVEST *	France (6 properties)

*	Transfer will be of interest of CPA:12 in listed entity or in a parent corporation of the listed entity.

SCHEDULE 1 TO CPA:12 AGREEMENT OF SALE

EXHIBITS “A-1 through A-13”

LEGAL DESCRIPTIONS

EXHIBITS A1 — A13 of SCHEDULE 1 TO CPA:12 AGREEMENT OF SALE

EXHIBIT “B”

ALLOCATION OF PURCHASE PRICE

				Assumable Loan
				Balances as of
			Cash	March 31,
Property	Purchase Price		Purchase Price	2006

1. San Leandro, CA	$1,492,000		$1,492,000	—
2. Chattanooga, TN	$6,230,000		$6,230,000	—
3. Milford, MA	$4,500,000		$2,093,074	$2,406,926
4. Grand Rapids, MI	$2,880,160		$52,538	$2,827,622
5. Greenfield, IN	$5,970,000		$5,970,000	—
6. Austin, TX/Pharmco	$17,940,000		$17,940,000	—
7. Mendota Heights, MN	$16,890,000		$9,758,482	$7,131,518
8. Sunnyvale, CA	$7,080,000		$7,080,000	—
9. Austin, TX/24 Hour Fitness	$9,290,000		$6,245,448	$3,044,552
10. Hayward, CA	$62,996,800	*	$42,359,488	$20,637,392	*
11. Mechanicsburg, PA	$5,740,000		$5,740,000	—
12. Carrefour II	$37,315,593	*	$7,722,613	$29,592,980	*
13. Medica	$20,917,820	*	$7,813,333	$13,104,487	*
Total	$199,242,453		$120,496,977	$78,745,476

*	Purchase Prices and Loan balances reflect the percentage of CPA:12’s interest in the entity that is the Owner of the Property and the Borrower on the Assumable Loan (or of the parent corporation of the Owner and the Borrower in the Carrefour II and Medica transactions).

EXHIBIT B TO CPA:12 AGREEMENT OF SALE

EXHIBIT “C”

LIST OF ASSUMABLE LOANS

Property	Lender	Initial Principal Amount

1. Milford, MA	First Allmerica Financial Life Insurance Company	$3,200,000
2. Grand Rapids, MI	Column Financial, Inc.	$15,100,000 (encumbers other property in Burlington NJ)
3. Mendota Heights, MN	Secore Financial Corporation MSMC Loan 00-08174	$7,385,836.00
4. Austin, TX/24 Hour Fitness	P&M Commercial Funding, Inc. c/o Midland Loan Services, Inc.	$3,282,993.88
5. Hayward, CA	Teachers Insurance and Annuity Association of America	Series A — $15,000,000 Series B — $30,000,000
6. Carrefour II	AAReal Bank AG	$103,098,473
7. Medica/French Properties	Crédit Foncier de France	$34,013,940

EXHIBIT C TO CPA:12 AGREEMENT OF SALE

Corporate Property Associates 12
June 29, 2006

APPENDIX C

June 29, 2006

Special Committee of the Board of Directors
Corporate Property Associates 12 Incorporated
c/o Elizabeth Munson
Rockefeller Trust Companies
30 Rockefeller Plaza
New York, NY 10112

To the Special Committee:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus” or “we”) has been advised that Corporate Property Associates 12 Incorporated (the “Company” or “CPA®:12”) is considering entering into: (a) an Agreement for Sale and Purchase (the “Agreement for Sale and Purchase”) pursuant to which the Company will sell a portion of its assets and liabilities (as set forth in the Agreement for Sale and purchase) to W. P. Carey & Co. LLC (“WPC”; the “Sale”) in exchange for gross cash consideration of $199,242,453, subject to adjustment and on terms and conditions more fully set forth in the Agreement for Sale and Purchase, which sum yields net cash consideration equal to $3.40 per share of CPA®:12 common stock, $.001 par value (the “CPA®:12 Common Stock”) based upon 31,046,827 fully-diluted shares of CPA®:12 Common Stock outstanding (the “Sale Consideration”), and (b) an Agreement and Plan of Merger (the “Agreement and Plan of Merger”) with Corporate Property Associates 14 Incorporated (“CPA®:14”) and certain related entities pursuant to which the Company will be merged with and into CPA®:14 (the “Merger” and together with the Sale, the “Transaction”) and each share of CPA®:12 Common Stock, outstanding immediately prior to the effective time of the Merger shall be converted into the right to receive, at the election of each CPA®:12 stockholder (each, a “Stockholder” and collectively, the “Stockholders”), either: (i) that number of shares of CPA®:14 common stock, $.001 par value per share (“CPA®:14 Common stock”) equal to the product of (A) the number of shares of CPA®:12 Common Stock owned by such Stockholder and (B) .8692, together with cash in lieu of fractional shares, or (ii) an amount of cash equal to the product of (A) the number of shares of CPA®:12 Common Stock owned by such Stockholder and (B) $10.30, subject to adjustment and on terms and conditions more fully set forth in the Agreement and Plan of Merger (the “Merger Consideration” and together with the Sale Consideration, the “Consideration”). In connection with the Sale and the Merger, the Company has provided Stifel Nicolaus with a letter which states that: (a) the Company intends to make a special distribution to its Stockholders of $3.00 per share (the “Special Distribution”) contemporaneously with the closing of the Sale and (b) if the Sale and the Merger were treated separately, the net Sale Consideration would be $3.40 per share of CPA®:12 Common Stock and the applicable exchange ratios used to determine the per share Merger Consideration would be either: (i) .8354 or (ii) $9.90, respectively (the “Representation Letter”). Stifel Nicolaus has been further advised that the Merger shall immediately follow and be cross-conditioned upon the Sale.

You have requested our opinion as investment bankers as to the fairness to the Stockholders, from a financial point of view, of (a) the Sale Consideration to be received by the Stockholders in connection with the Sale pursuant to the Agreement for Sale and Purchase, (b) the Merger Consideration to be received by the Stockholders in connection with the Merger pursuant to the Agreement and Plan of Merger, and (c) the Consideration to be received by the Stockholders in connection with the Transaction.

Corporate Property Associates 12
June 29, 2006

In connection with our opinion, we have, among other things:

(i)	reviewed and analyzed a draft copy of the Agreement for Sale and Purchase dated June 28, 2006;

(ii)	reviewed and analyzed a draft copy of the Agreement and Plan of Merger dated June 27, 2006;

(iii)	reviewed and analyzed a draft copy of the Representation Letter dated June 28, 2006;

(iv)	reviewed and analyzed the audited financial statements and the related filings on Form 10-K of CPA®:12 for the years ended December 31, 2003, 2004 and 2005;

(v)	reviewed and analyzed the unaudited financial statements and the related filings on Form 10-Q of CPA®:12 for the quarter ended March 31, 2006;

(vi)	reviewed and analyzed the audited financial statements and the related filings on Form 10-K of CPA®:14 for the years ended December 31, 2003, 2004 and 2005;

(vii)	reviewed and analyzed the unaudited financial statements and the related filings on Form 10-Q of CPA®:14 for the quarter ended March 31, 2006;

(viii)	reviewed and analyzed certain internal information concerning the business and operations of CPA®:12 furnished to us by CPA®:12, including cash flow projections and operating budgets;

(ix)	reviewed and analyzed certain internal information concerning the business and operations of CPA®:14 furnished to us by CPA®:14, including cash flow projections and operating budgets;

(x)	reviewed and analyzed certain publicly available financial data and operating statistics relating to CPA®:12 and CPA®:14 and compared them with similar information of selected public companies and selected transactions that we deemed relevant to our inquiry:

(xi)	reviewed the net asset value of CPA®:12, which CPA®:12 calculated, using as one of the factors in the calculation, the results of a third-party appraisal;

(xii)	reviewed the net asset value of CPA®:14, which CPA®:14 calculated, using as one of the factors in the calculation, the results of a third-party appraisal;

(xiii)	held by meetings and discussions with certain directors, officers and employees of CPA®:12 and CPA®:14 concerning the operations, financial condition and future prospects of CPA®:12 and CPA®:14 and;

(xiv)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion.

In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Stifel Nicolaus by or on behalf of CPA®:12 or CPA®:14 and we have further relied on the assurances of CPA®:12 and CPA®:14, respectively, that they are unaware of any facts that would make the information provided to us incomplete or misleading. Stifel Nicolaus assumed, with the consent of CPA®:12 and CPA®:14, respectively, that any material liabilities (contingent or otherwise, known or unknown) of CPA®:12 or CPA®:14 are set forth in their respective financial statements.

Stifel Nicolaus relied upon CPA®:12 and CPA®:14, respectively, as to the reasonability and achievability of the financial forecasts and projections (and the assumptions and bases thereof) examined by it, and we assumed such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of CPA®:12 and CPA®:14, respectively, as to the future performance of CPA®:12 and CPA®:14, respectively. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasts and projections are based on numerous variables and assumptions that are inherently uncertain, including, without limitations, factors related to general business, market and economic conditions. Accordingly,

Corporate Property Associates 12
June 29, 2006

actual results could vary significantly from those set forth in such forecasts and projections. Stifel Nicolaus hasrelied on these forecasts without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel Nicolaus was not asked to make, and did not make, an independent evaluation or appraisal of the assets, properties, facilities or liabilities (contingent or otherwise) of CPA®:12 or CPA®:14. Although we have reviewed the net asset valuations assigned to CPA®:12 and CPA®:14, respectively, which net asset valuations were derived from the results of the third party appraisals of the fair market value of CPA®:12’s and CPA®:14’s real property, we did not independently verify or rely upon such valuations in connection with our analyses or this opinion. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof. It is understood that subsequent developments may affect the conclusions reached in this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. For purposes of this opinion, we assumed that: (a) none of the definitive Agreement for Sale and Purchase, the definitive Agreement and Plan of Merger or the definitive Representation Letter will differ materially from the respective draft copies that we reviewed, (b) subject to the Representation Letter, the Sale, the Merger and the Transaction will each be consummated on the terms and conditions described in the most recent draft Agreement for Sale and Purchase and the draft Agreement and Plan of Merger reviewed by us, as the case may be, without any waiver of material terms by CPA®:12, CPA®:14, WPC or any other party, and (c) obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Sale, the Merger and/or the Transaction will not have an adverse effect on CPA®:12 or CPA®14.

In connection with our opinion, Stifel Nicolaus assumed that the Sale, the Merger and the Transaction were each negotiated on an arm’s length basis with respect to WPC in light of certain potential conflicts of interest relating to (a) certain common officers and directors of CPA®:12, CPA®:14 and WPC, (b) WPC acting as the external advisor to both CPA®:12 and CPA®:14 and a wholly-owned subsidiary of WPC providing additional services for fees to CPA®:12, (c) WPC purchasing certain of CPA®:12’s assets as part of the Transaction and (d) WPC’s receipt of substantial fees in connection with the Transaction. Our opinion neither compares the relative merits of the Sale and the Merger, nor states that the Sale is more or less fair than the Merger. In addition, our opinion does not address or consider any matter related to the tax consequences of the Sale, the Merger or the Transaction on any Stockholder. In addition, our opinion does not address or consider the allocation of the Sale Consideration (x) among the Properties (as defined in the Agreement for Sale and Purchase) or (y) between the Cash Purchase Price and the Assumable Loans (as each term is defined in the Agreement for Sale and Purchase). For purposes of our opinion with respect to the Sale, based upon the Representation Letter with the consent of the Company, we have assumed that: (a) the net asset value per share of CPA®:12’s assets sold to WPC in connection with the Sale is $3.40 even though the Special Distribution will only be $3.00 per share and (b) if the Sale and the Merger were treated separately, the applicable exchange ratios used to determine the per share Merger Consideration would be either: (i) .8354 or (ii) $9.90, respectively. Furthermore, Stifel Nicolaus has expressed no opinion as to the value of or the price or trading range at which shares of CPA®:14 may trade in the future (as of the date of this opinion, CPA®:14 is a public, non-traded real estate investment trust that publicly reports earnings, but whose securities do not trade on any stock exchange or quotation system).

We have acted as financial advisor to a special committee of the board of directors of CPA®:12 (the “Special Committee”) and will receive a fee for our services that is not contingent upon consummation of the Sale, the Merger or the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, the prior owner of part of the Stifel Nicolaus Capital Markets business provided investment banking services to, and received customary fees from, entities that are managed by CPA®12: and CPA®:14. It is understood that this letter is for the information of the Special Committee in its evaluation of the Sale, the Merger and the Transaction.

Our opinion does not constitute a recommendation to the Special Committee, the Company’s Board of Directors or any Stockholder of CPA®:12 as to how they should vote on, or take any other action with respect to, the Sale, the Merger and/or the Transaction including, without limitation, as to whether any Stockholder should elect to receive cash or stock, or any combination thereof, in connection with the Merger. Stifel Nicolaus had a limited role in structuring and negotiating the Sale, the Merger, the Transaction, the Agreement for Sale and Purchase, Agreement and Plan of Merger and the Representation Letter and was not asked to explore alternatives to the Sale, the Merger or the Transaction or solicit the interest of any other parties in pursuing transactions with the Company. Additionally, our opinion does not compare, or otherwise speak to, the relative merits or tax consequences of the Sale, the Merger or the Transaction either with each other or with those of any other transaction or business strategy which were or might have been available to CPA®:12 or considered by the Special Committee as alternatives to the Sale, the Merger, or the Transaction, or the underlying business decision by CPA®:12 to effect the Sale, the Merger and/or the Transaction. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without the prior written consent of Stifel Nicolaus; provided that this opinion may be included in its entirety in any prospectus/consent solicitation of CPA®:12 filed with the Securities and Exchange Commission in connection with the Merger in accordance with the terms and conditions of the Special Committee’s engagement letter agreement with Stifel Nicolaus.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, each of (a) the Sale Consideration to be received by the Stockholders in connection with the Sale pursuant to the Agreement for Sale and Purchase, (b) the Merger Consideration to be received by the Stockholders in connection with the Merger pursuant to the Agreement and Plan of Merger, and (c) the Consideration to be received by the Stockholders in connection with the Transaction are each fair to such Stockholders, from a financial point of view.

Very truly yours,

/s/  Stifel, Nicolaus & Company, Incorporated

APPENDIX D

PERSONAL AND CONFIDENTIAL

June 28, 2006

Special Committee of the Board of Directors
Corporate Property Associates 14 Incorporated
50 ROCKEFELLER PLAZA
New York, NY 10020

Members of the Special Committee of the Board of Directors:

We understand that Corporate Property Associates 14 Incorporated (“CPA: 14”) proposes to enter into an Agreement and Plan of Merger, dated as of June 28, 2006 (the “Agreement”), by and among CPA: 14, Corporate Property Associates 12 Incorporated (“CPA: 12”), CPA 14 Acquisition Inc., CPA 12 Merger Sub Inc. and CPI Holdings Incorporated, pursuant to which CPA: 12 will be merged with and into CPA: 14 in a transaction (the “Merger”) in which each issued and outstanding share of common stock of CPA: 12, par value $0.001 per share, will be converted into the right to receive 0.8692 of a share of the common stock of CPA: 14, par value $0.001 per share (the “CPA: 14 Common Stock”) or $10.30 in cash (the “Financial Consideration”). The Financial Consideration is subject to adjustment as set forth in the Agreement. The terms of the Merger are more fully described in the Agreement.

You have asked us whether, in our opinion, the Financial Consideration is fair, from a financial point of view, as of the date hereof, to the holders of CPA: 14 Common Stock. The “Holders of CPA: 14 Common Stock” shall be defined as all holders of CPA: 14 Common Stock.

In connection with our review of the Merger and in arriving at our opinion, we have among other things:

(1) Reviewed a draft dated June 27, 2006 of the Agreement, including the financial terms of the Agreement;

(2) Reviewed CPA: 12’s Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the three years ended December 31, 2005, 2004 and 2003;

(3) Reviewed CPA: 12’s interim reports to shareholders and quarterly reports on Form 10-Q for the last three years;

(4) Reviewed the valuation report from a third party appraiser dated October 31, 2005 and updated as of December 31, 2005;

(5) Participated in meetings and teleconferences with members of senior management and representatives of CPA: 14 and CPA: 12 concerning the financial condition, business, assets and prospects of CPA: 14 and CPA: 12, as well as other matters we deemed relevant to our inquiry;

(6) Conducted site visits of selected properties of CPA: 12 that will be acquired by CPA: 14 in connection with the Merger;

(7) Compared the results of operations and financial condition of CPA: 12 with other publicly traded companies;

(8) Performed such other reviews and analyses as we deemed appropriate.

In rendering this opinion, we did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning CPA: 14 or CPA: 12 furnished to us by CPA: 14 or CPA: 12 (including information furnished to us orally or otherwise discussed with us by the managements of CPA: 14 and CPA: 12), or the publicly-available financial and other information discussed with or reviewed by us. We have assumed, with your consent, that all such information is accurate and complete, and we have further relied on the assurances of management of CPA: 14 and CPA: 12 that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts furnished to or discussed with us by the management of CPA: 14 and CPA: 12 (including projections with respect to operations of the combined companies following the Merger), we have assumed, for purposes of this opinion, that such forecasts have been reasonably prepared and reflect the best available estimates and judgments of the management of CPA: 14 and CPA: 12, respectively, at the time of preparation as to the expected future financial performance of CPA: 14 or CPA: 12, as the case may be. In addition, we have not made, or have we engaged an independent third party to make, an independent evaluation or appraisal of the combined entity and accordingly we express no opinion as to the future prospects, plans or viability of the combined entity. We have not assumed any obligation to conduct a physical inspection of the properties or facilities of CPA: 14 or CPA: 12.

In rendering this opinion, we have assumed, with your consent, that the Merger contemplated by the Agreement will be consummated on the terms described in the Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third-party consents and/or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed or other actions will be taken that will have an adverse effect on CPA: 14, CPA: 12, the Merger or other transactions contemplated by the Agreement in any way meaningful to our analysis. We have further assumed that all representations and warranties of each party contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed and that all conditions of the consummation of the Merger will be satisfied without waiver thereof.

We have assumed, with your consent, that the Merger will qualify as a reorganization for United States federal income tax purposes, and that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have not been asked to, nor do we, offer any opinion as to the terms of the Agreement (other than as to the fairness from a financial point of view of the Financial Consideration to the holders of CPA: 14 Common Stock as set forth herein) or as to the form of the Merger or any other matter.

We did not undertake, nor do we assume any responsibility for undertaking, an independent evaluation or appraisal of the assets or liabilities (including any derivative or off-balance sheet assets and liabilities) of CPA: 14 or CPA: 12, although we were furnished with such appraisals from outside third parties, upon which we relied as an accurate indication of net asset value of both CPA 12 and CPA 14. We have not evaluated the solvency or fair value of CPA: 14 or CPA: 12 under any state or federal laws relating to bankruptcy, insolvency or similar matters. We express no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger, as to which we understand that CPA: 14 obtained such advice as it deemed necessary from qualified professionals.

Our opinion is necessarily based on market, economic, monetary, financial and other circumstances and conditions as they exist and can be evaluated on, and on information made available to us, as of the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion.

We express no opinion as to: (i) the underlying business decision of CPA: 14 to effect the Merger or the relative merits of the Merger as compared to any other business transaction the Special Committee of the Board of Directors of CPA: 14 may be considering; (ii) the structure, accounting treatment or tax consequences of the Merger; (iii) the adjustments by CPA: 14 management to (A) the book value of the assets and liabilities of CPA: 12 provided by CPA: 12’s management or (B) the projections provided by CPA: 12’s management as to the future net earnings contribution of CPA: 12 to the combined company following the Merger; (iv) what the value of CPA: 14 Common Stock will be when issued to the Holders of CPA: 12 Common Stock in connection with the Merger; (v) any employment or other agreements entered into in connection with the Merger (vi) any matters relating to fees paid by CPA: 12 or CPA: 14 to WP Carey in connection with the Merger or (vii) any matters relating to (A) the sale of certain assets by CPA: 12 to W. P. Carey & Co. LLC (“WP Carey”) as contemplated by the Agreement or (B) the sale of certain assets by CPA: 12 to CPA: 14 as contemplated by the Agreement.

We are acting as financial advisor to the Special Committee of the Board of Directors of CPA: 14 in connection with the transaction contemplated by the Agreement. We expect to receive a fee from CPA: 14 for our services upon the delivery of this opinion. CPA: 14 has agreed to reimburse us for all reasonable out-of-pocket expenses incurred by us on CPA: 14’s behalf and indemnify us against certain liabilities arising out of our engagement, including any which may arise under the federal securities laws. Although we have not, in the past, provided financial advisory and investment banking services to CPA: 14, WP Carey or any of its affiliates, we may provide and receive fees for such services in the future.

Friedman, Billings, Ramsey & Co., Inc., as part of our institutional brokerage, research and investment banking practice, is regularly engaged in performing financial analyses and valuations with respect to businesses and their securities, the evaluation of transactions in connection with mergers and acquisitions, initial public offerings and secondary distributions of listed and unlisted securities and other transactions and business valuations for corporate or other purposes.

You have informed us that you have received legal advice that, and we have assumed that, CPA: 14 would continue to conduct its operations in a manner so as to maintain its qualification for treatment as a real estate investment trust or “REIT” within the meaning of the United States Internal Revenue Code of 1986, as amended (the “Code”). We express no opinion as to CPA: 14’s ability to maintain treatment as a REIT within the meaning of the Code. We are not legal, tax or regulatory experts and have relied upon, with your consent, the assessment of CPA: 14’s legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the Merger. In addition, in connection with our preparation of this opinion, we have not been authorized by CPA: 14 or the Special Committee of the Board of Directors of CPA: 14 to solicit, nor have we solicited, third-party indications of interest for the acquisition of, or other business combination with, CPA: 12.

This opinion is for the use and benefit of the Special Committee of the Board of Directors of CPA: 14 in connection with its consideration of the Merger and may not be used for any other purpose or reproduced, disseminated, quoted from or referred to without our prior written consent; provided, however, this opinion may be referred to and reproduced in its entirety in proxy materials or consent materials sent or delivered to the Holders of CPA: 14 Common Stock in connection with the solicitation of approval for the Merger. Our opinion is not intended to be and does not address the merits of the underlying decision by CPA: 14 to engage in the Merger and does not constitute a recommendation to any Holder of CPA: 14 Common Stock as to how such holder should vote, or take any other action, with respect to the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities except common stockholders, creditors or their constituencies of CPA: 14 or CPA: 12.

Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, we are of the opinion that, as of the date hereof, the Financial Consideration is fair from a financial point of view to the Holders of CPA: 14 Common Stock.

Very truly yours,

/s/  Friedman, Billings, Ramsey & Co., Inc.

APPENDIX E

MARYLAND GENERAL CORPORATION LAW

TITLE 3, SUBTITLE 2
RIGHTS OF OBJECTING STOCKHOLDERS

Sec.  3-201.  “SUCCESSOR” DEFINED

(a) Corporation amending charter. — In this subtitle, except as provided in subsection (b) of this section, “successor” includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

(b) Corporation whose stock is acquired. — When used with reference to a share exchange, “successor” means the corporation the stock of which was acquired in the share exchange.

Sec.  3-202.  RIGHT TO FAIR VALUE OF STOCK

(a) General rule. — Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder’s stock from the successor if:

(1) The corporation consolidates or merges with another corporation;

(2) The stockholder’s stock is to be acquired in a share exchange;

(3) The corporation transfers its assets in a manner requiring action under sec. 3-105(e) of this title;

(4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation; or

(5) The transaction is governed by sec. 3-602 of this title or exempted by sec. 3-603(b) of this title.

(b) Basis of fair value. —

(1) Fair value is determined as of the close of business:

(i) With respect to a merger under sec. 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the day notice is given or waived under sec. 3-106; or

(ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.

(2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.

(3) In any transaction governed by sec. 3-602 of this title or exempted by sec. 3-603 (b) of this title, fair value shall be value determined in accordance with the requirements of sec. 3-603 (b) of this title.

(c) When right to fair value does not apply. — Unless the transaction is governed by sec. 3-602 of this title or is exempted by sec. 3-603 (b) of this title, a stockholder may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if:

(1) The stock is listed on a national securities exchange, is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or is designated for trading on the NASDAQ Small Cap Market:

(i) With respect to a merger under sec. 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, on the date notice is given or waived under sec. 3-106; or

(ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;

(2) The stock is that of the successor in a merger, unless:

(i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or

(ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor;

(3) The stock is not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction;

(4) The charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under this subtitle; or

(5) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

Sec.  3-203.  PROCEDURE BY STOCKHOLDER

(a) Specific duties. — A stockholder of a corporation who desires to receive payment of the fair value of the stockholder’s stock under this subtitle:

(1) Shall file with the corporation a written objection to the proposed transaction:

(i) With respect to a merger under sec. 3-106 of this title of a 90 percent or more owned subsidiary with or into its parent corporation, within 30 days after notice is given or waived under sec. 3-106; or

(ii) With respect to any other transaction, at or before the stockholders’ meeting at which the transaction will be considered or, in the case of action taken under sec. 2-505 (b) of this article, within 10 days after the corporation gives the notice required by sec. 2-505 (b) of this article;

(2) May not vote in favor of the transaction; and

(3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for the stockholder’s stock, stating the number and class of shares for which the stockholder demands payment.

(b) Failure to comply with section. — A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

Sec.  3-204.  EFFECT OF DEMAND ON DIVIDEND AND OTHER RIGHTS

A stockholder who demands payment for his stock under this subtitle:

(1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under sec. 3-202 of this subtitle; and

(2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

Sec.  3-205.  WITHDRAWAL OF DEMAND

A demand for payment may be withdrawn only with the consent of the successor.

Sec.  3-206.  RESTORATION OF DIVIDEND AND OTHER RIGHTS

(a) When rights restored. — The rights of a stockholder who demands payment are restored in full, if:

(1) The demand for payment is withdrawn;

(2) A petition for an appraisal is not filed within the time required by this subtitle;

(3) A court determines that the stockholder is not entitled to relief; or

(4) The transaction objected to is abandoned or rescinded.

(b) Effect of restoration. — The restoration of a stockholder’s rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

Sec.  3-207.  NOTICE AND OFFER TO STOCKHOLDERS

(a) Duty of successor. —

(1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.

(2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

(i) A balance sheet as of a date not more than six months before the date of the offer;

(ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and

(iii) Any other information the successor considers pertinent.

(b) Manner of sending notice. — The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

Sec.  3-208  PETITION FOR APPRAISAL; CONSOLIDATION OF PROCEEDINGS; JOINDER OF OBJECTORS

(a) Petition for appraisal. — Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

(b) Consolidation of suits; joinder of objectors. —

(1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.

(2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

Sec.  3-209.  NOTATION ON STOCK CERTIFICATE

(a) Submission of certificate. — At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

(b) Transfer of stock bearing notation. — If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

Sec.  3-210.  APPRAISAL OF FAIR VALUE

(a) Court to appoint appraisers. — If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

(b) Report of appraisers — Filing. — Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

(c) Same — Contents. — The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

(d) Same — Service; objection. —

(1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.

(2) Within 15 days after the report is filed, any party may object to it and request a hearing.

Sec.  3-211.  ACTION BY COURT ON APPRAISERS’ REPORT

(a) Order of court. — The court shall consider the report and, on motion of any party to the proceeding, enter an order which:

(1) Confirms, modifies, or rejects it; and

(2) If appropriate, sets the time for payment to the stockholder.

(b) Procedure after order. —

(1) If the appraisers’ report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.

(2) If the appraisers’ report is rejected, the court may:

(i) Determine the fair value of the stock and enter judgment for the stockholder; or

(ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

(c) Judgment includes interest. —

(1) Except as provided in paragraph (2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under sec. 3-202 of this subtitle.

(2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under sec. 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(d) Costs of proceedings. —

(1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under sec. 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:

(i) The price which the successor offered for the stock;

(ii) The financial statements and other information furnished to the stockholder; and

(iii) Any other circumstances it considers relevant.

(2) Costs may not include attorney’s fees or expenses. The reasonable fees and expenses of experts may be included only if:

(i) The successor did not make an offer for the stock under sec. 3-207 of this subtitle; or

(ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

(e) Effect of judgment. — The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

Sec.  3-212.  SURRENDER OF STOCK

The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:

(1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or

(2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

Sec.  3-213.  RIGHTS OF SUCCESSOR WITH RESPECT TO STOCK

(a) General rule. — A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under sec. 3-202 of this subtitle.

(b) Successor in transfer of assets. — After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

(c) Successor in consolidation, merger, or share exchange. — Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.